Form 20-F
period 2021-06-30
Pop Culture Group Co., Ltd
filed 2021-11-10
CIK 1807389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from   to

Commission file number: 001-40543

Pop Culture Group Co., Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 102, 23-1 Wanghai Road

Xiamen Software Park Phase 2

Siming District, Xiamen City, Fujian Province

The People’s Republic of China

+ 86-592-5968189

(Address of principal executive offices)

Zhuoqin Huang, Chief Executive Officer

Telephone: + 86-592-5968189

Email: huangzhuoqin@520pop.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	CPOP	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 12,086,923 Class A ordinary shares, par value $0.001 per share, and 5,763,077 Class B ordinary shares, par value $0.001 per share, as of June 30, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Pop Culture Group (defined below), par value $0.001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Pop Culture Group, par value $0.001 per share;

●	“Heliheng” are to Heliheng Culture Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Pop Culture HK (defined below);

●	“our PRC operating entities” are to Xiamen Pop Culture (defined below) and its subsidiaries;

●	“Pop Culture Group,” “we,” “us,” “our Company,” or the “Company” are to Pop Culture Group Co., Ltd, an exempted company limited by shares incorporated under the laws of Cayman Islands;

●	“Pop Culture HK” are to Pop Culture (HK) Holding Limited, a Hong Kong corporation and wholly owned subsidiary of Pop Culture Group;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“WFOE” are to wholly foreign-owned enterprise;

●	“Xiamen Pop Culture” or “our VIE” are to Xiamen Pop Culture Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among Heliheng, Xiamen Pop Culture, and the shareholders of Xiamen Pop Culture; and

●	“Xiamen Pop Culture Shareholders” are to Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Chunxiao Cui, Xiayu Cui, Junlong He, Yu Huang, Azhen Lin, and Wuyang Chen, who collectively hold 100% of the equity interests in Xiamen Pop Culture.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2021, 2020, and 2019. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2021	2020	2019
At the end of the year - RMB	RMB6.4579 to $1.00	RMB7.0697 to $1.00	RMB6.8668 to $1.00
Average rate for the year - RMB	RMB6.6228 to $1.00	RMB7.0319 to $1.00	RMB6.8234 to $1.00

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Corporate Structure

Our corporate structure, in particular our contractual arrangements (the “VIE Agreements”) with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders, together holding 100% of the shares in Xiamen Pop Culture, are subject to significant risks, as set forth in the following risk factors.

If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of radio and television program production and distribution business is prohibited under current PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.” Accordingly, we currently operate our radio and television program production and distribution business through Xiamen Pop Culture, a VIE, pursuant to the VIE Agreements. As a result of these contractual arrangements, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of Xiamen Pop Culture are treated as our assets and liabilities and the results of operations of Xiamen Pop Culture are treated in all aspects as if they were the results of our operations. For a description of these contractual arrangements, see “See “Item 4. Information on the Company—A. History and Development of the Company—Our VIE Agreements.”

According to our PRC counsel, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Xiamen Pop Culture in China and Heliheng, our wholly owned subsidiary in China is currently not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the contracts among Heliheng, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws. Our PRC counsel, however, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If our corporate structure and the VIE Agreements are determined as illegal or invalid by the PRC court, arbitral tribunal, or regulatory authorities, we may lose control of our VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we or Xiamen Pop Culture fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and/or operating licenses of Heliheng or Xiamen Pop Culture;

●	discontinuing or restricting the operations of Heliheng or Xiamen Pop Culture;

●	imposing conditions or requirements with which we, Heliheng, or Xiamen Pop Culture may not be able to comply;

●	requiring us, Heliheng, or Xiamen Pop Culture to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from our public offering to finance our PRC operating entities’ business and operations in China; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our PRC operating entities’ ability to conduct their business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements, if the PRC government authorities were to find our legal structure and VIE Agreements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Xiamen Pop Culture or our right to receive substantially all the economic benefits and residual returns from Xiamen Pop Culture and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Our VIE Agreements with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders may not be effective in providing control over Xiamen Pop Culture.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC operating entities. We control and receive the economic benefits of our PRC operating entities’ business operations through the VIE Agreements entered into on March 30, 2020, which were amended and restated on February 19, 2021. Our Class A Ordinary Shares are shares of our offshore holding company instead of shares of our PRC operating entities.

We primarily have relied and expect to continue to rely on the VIE Agreements to control and operate the business of Xiamen Pop Culture. The VIE Agreements, however, may not be as effective in providing us with the necessary control over Xiamen Pop Culture and its operations. For example, Xiamen Pop Culture and the Xiamen Pop Culture Shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Xiamen Pop Culture, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Xiamen Pop Culture, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the current VIE Agreements, however, we rely on the performance by Xiamen Pop Culture and the Xiamen Pop Culture Shareholders of their respective obligations under the contracts to exercise control over Xiamen Pop Culture. The Xiamen Pop Culture Shareholders may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Xiamen Pop Culture. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation, and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our VIE Agreements with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As our VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from the VIE Agreements will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation, and other legal proceedings remain in the PRC, which could limit our ability to enforce these contractual arrangements and exert effective control over Xiamen Pop Culture. Furthermore, these contracts may not be enforceable in the PRC if the PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Xiamen Pop Culture, and our ability to conduct our business may be materially and adversely affected.

If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIE, and our Class A Ordinary Shares may decline in value or become worthless.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIE, and our Class A Ordinary Shares may decline in value or become worthless.

We may not be able to consolidate the financial results of Xiamen Pop Culture or such consolidation could materially and adversely affect our operating results and financial condition.

Our business is conducted through Xiamen Pop Culture, which currently is considered for accounting purposes as a VIE, and we are considered the primary beneficiary, enabling us to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements. In the event that in the future Xiamen Pop Culture would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line its financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the U.S. Securities and Exchange Commission (the “SEC”) accounting regulations must be discussed, quantified, and reconciled in financial statements for the United States and SEC purposes.

The VIE Agreements may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes.

Under a tax inspection, if our transfer pricing arrangements between Heliheng and Xiamen Pop Culture are judged as tax avoidance, or related documentation does not meet the requirements, Heliheng and Xiamen Pop Culture may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by Heliheng, which could adversely affect us by (i) increasing Xiamen Pop Culture’s tax liabilities without reducing Heliheng’s tax liabilities, which could further result in interest being levied to us for unpaid taxes; or (ii) imposing late payment fees and other penalties on Xiamen Pop Culture for the adjusted but unpaid taxes according to the applicable regulations. In addition, if Heliheng requests the Xiamen Pop Culture Shareholders to transfer their shares in Xiamen Pop Culture at nominal or no value pursuant to the VIE Agreements, such transfer may be viewed as a gift and subject Heliheng to PRC income tax. As a result, our financial position could be materially and adversely affected if Xiamen Pop Culture’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The Xiamen Pop Culture Shareholders have potential conflicts of interest with our Company which may adversely affect our business and financial condition.

The Xiamen Pop Culture Shareholders may have potential conflicts of interest with us. These shareholders may not act in the best interest of our Company or may breach, or cause Xiamen Pop Culture to breach the existing contractual arrangements we have with them and Xiamen Pop Culture, which would have a material and adverse effect on our ability to effectively control Xiamen Pop Culture and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Xiamen Pop Culture to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in Xiamen Pop Culture to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those shareholders, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We rely on the approvals, certificates, and business licenses held by Xiamen Pop Culture and any deterioration of the relationship between Heliheng and Xiamen Pop Culture could materially and adversely affect our overall business operations.

Pursuant to the VIE Agreements, our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by Xiamen Pop Culture. There is no assurance that Xiamen Pop Culture will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Xiamen Pop Culture is governed by the VIE Agreements, which are intended to provide us, through our indirect ownership of Heliheng, with effective control over the business operations of Xiamen Pop Culture. The VIE Agreements, however, may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Xiamen Pop Culture could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

The exercise of our option to purchase part or all of the shares in Xiamen Pop Culture under the exclusive option agreement might be subject to certain limitations and substantial costs.

Our exclusive option agreement with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders gives Heliheng the option to purchase up to 100% of the shares in Xiamen Pop Culture. Such transfer of shares may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce of the PRC (“MOFCOM”), the State Administration for Market Regulation, and/or their local competent branches. In addition, the shares transfer price may be subject to review and tax adjustment by the relevant tax authorities. The shares transfer price to be received by Xiamen Pop Culture under the VIE Agreements may also be subject to enterprise income tax, and these amounts could be substantial.

Risks Relating to Doing Business in the PRC

There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

MOFCOM and the National Development and Reform Commission, or the “NDRC,” promulgated the Special Measures for Foreign Investment Access (2020 version), or the “2020 Negative List,” on June 23, 2020, which became effective on July 23, 2020. According to the 2020 Negative List, the radio and television program production and distribution business, in which our PRC operating entities engage, falls in the “prohibited” category for foreign investors. To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate such business in China.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council of the PRC (the “State Council”). The Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is still uncertainty regarding whether our VIE would be identified as a foreign-invested enterprise in the future. As a result, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future.

If we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could apply to our VIE Agreements, and as a result Xiamen Pop Culture could become subject to restrictions on foreign investment, which may materially impact the viability of its current and future operations. Specifically, we may be required to modify our corporate structure, change our PRC operating entities’ current scope of operations, obtain approvals, or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Mr. Zhuoqin Huang, our chief executive officer, director, and chairman and a PRC citizen, beneficially and indirectly owns 5,763,077 Class B Ordinary Shares, representing approximately 68.81% of the voting rights in our Company. It is uncertain, however, if these factors would be sufficient to give him control over us under the Foreign Investment Law. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our PRC operating entities’ business and operations.

Substantially all of our PRC operating entities’ assets and operations are currently located in China. Accordingly, our PRC operating entities’ business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our PRC operating entities’ business and operating results, reduce demand for their products, and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our PRC operating entities. For example, our PRC operating entities’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our PRC operating entities’ business and operating results.

Furthermore, our Company, our PRC operating entities, and our investors may face uncertainty about future actions by the government of China that could significantly affect our PRC operating entities’ financial performance and operations, including the enforceability of the VIE Agreements. As of the date of this annual report, neither our Company nor our VIE has received or was denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or our VIE will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC operating entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiary or our VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or our VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiary and VIE to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiary and our VIE’s compliance with such regulations or interpretations. As such, our PRC subsidiary and our VIE may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believes our Company, our PRC subsidiary, and our VIE, are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiary or our VIE at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or our VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On July 10, 2021, the Cyberspace Administration of China, or the CAC, published the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the “Review Measures Draft”), which provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Review Measures Draft, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures Draft further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. The deadline for public comments on the Review Measures Draft was July 25, 2021. As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiary or our VIE as CIIOs or requiring us to go through cybersecurity review by the CAC. If the Review Measures Draft is enacted as proposed, we believe that the operations of our PRC subsidiary and our VIE and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC for this offering, given that: (i) as companies that host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and marketing services to corporate clients, our PRC operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) our PRC operating entities’ clients are corporate entities and our PRC operating entities do not have individual clients; as a result, our PRC operating entities possess personal data of fewer than one million individual clients in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information in the near future, which we understand might otherwise subject our PRC operating entities to the draft Measures for Cybersecurity Censorship; and (iii) since our PRC operating entities are in the hip-hop industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Review Measures Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that our PRC operating entities will not be subject to cybersecurity review in the future. During such review, our PRC operating entities may be required to suspend their operation or experience other disruptions to their operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. However, the above recent developments may have added uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

Increases in labor costs in the PRC may adversely affect our PRC operating entities’ business and profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our PRC operating entities’ employees has also increased in recent years. We expect that their labor costs, including wages and employee benefits, will continue to increase. Unless our PRC operating entities are able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.

In addition, our PRC operating entities have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that our PRC operating entities decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our PRC operating entities’ employment practice does not and will not violate labor-related laws and regulations in China, which may subject our PRC operating entities to labor disputes or government investigations. If our PRC operating entities are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their business, financial condition, and results of operations could be materially and adversely affected.

If our PRC operating entities fail to obtain or renew any of the requisite approvals, licenses, or permits applicable to our business, it could materially and adversely affect their business and results of operations.

In accordance with the relevant PRC laws and regulations, our PRC operating entities are required to maintain various approvals, licenses, and permits to operate their business, including the business license, Commercial Performance License, and Radio and Television Program Production and Operation Permit. In particular, the Commercial Performance License and Radio and Television Program Production and Operation Permit our PRC operating entities hold are subject to periodic renewal. In addition, evolving laws and regulations and inconsistent enforcement thereof could lead to their failure to obtain or maintain licenses and permits to do business in China. If our PRC operating entities fail to obtain or renew approvals, licenses, or permits required for their business or to respond to changes in the regulatory environment, they may be subject to fines or the suspension of operations, which could adversely affect their business and results of operations.

Our PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Employment and Social Welfare—Social Insurance and Housing Fund.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Our PRC operating entities have not made adequate social insurance and housing fund contributions for all employees. Our PRC operating entities may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to housing fund plans, our PRC operating entities may be required to pay and deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. Accordingly, if the relevant PRC authorities determine that our PRC operating entities shall make supplemental social insurance and housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected. As of the date of this annual report, however, the relevant local authorities confirmed in writing that no records of violation were found on our PRC operating entities for social insurance and/or housing fund contribution obligations. Further, our PRC operating entities have never received any demand or order from the competent authorities. Therefore, our PRC counsel believes that the risk that the relevant authorities may impose regulatory penalty on our PRC operating entities for our underpayment of social insurance and housing funds is remote.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

As of the date of this annual report, all of the Xiamen Pop Culture Shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiary and to make loans to Xiamen Pop Culture, which could materially and adversely affect their liquidity and their ability to fund and expand their business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary Heliheng, Xiamen Pop Culture, and subsidiaries of Xiamen Pop Culture. We may make loans to these entities, or we may make additional capital contributions to Heliheng, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries.

Most of these ways are subject to PRC regulations and approvals or registration. For example, any loans to Heliheng, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Heliheng to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Heliheng up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Heliheng, or (ii) twice the amount of the net assets of Heliheng calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to Heliheng or other domestic PRC entities must also be filed and registered with the NDRC. We may also decide to finance Heliheng by means of capital contributions. These capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with MOFCOM, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to Xiamen Pop Culture, which is a PRC domestic company. Further, we are not likely to finance the activities of Xiamen Pop Culture and its subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain business.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to Heliheng, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to Heliheng, Xiamen Pop Culture, or subsidiaries of Xiamen Pop Culture, or future capital contributions by us to Heliheng. As a result, uncertainties exist as to our ability to provide prompt financial support to Heliheng, Xiamen Pop Culture, or subsidiaries of Xiamen Pop Culture when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our PRC operating entities’ business, including their liquidity and their ability to fund and expand their business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our business is conducted in the PRC by our PRC operating entities, and our PRC operating entities’ books and records are maintained in RMB, which is the currency of the PRC. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC operating entities’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC operating entities’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC operating entities’ business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation, or the “SAT,” issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Pop Culture Group is within the territory of China, Pop Culture Group may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this annual report, Pop Culture Group has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentages in bullet points i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income under the contractual agreements. Heliheng currently has in place with Xiamen Pop Culture in a manner that would materially and adversely affect its ability to pay dividends and other distribution to us. See “—Risks Relating to Our Corporate Structure—The VIE Agreements may result in adverse tax consequences.”

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in RMB. Under our current corporate structure, Pop Culture Group may rely on dividend payments from our PRC subsidiary, Heliheng, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, or the “CSRC,” a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The approval of the CSRC may be required in connection with our initial public offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our initial public offering.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas SPV formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by an SPV seeking the CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC legal counsel has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Global Market in the context of our initial public offering, given that:

●	we established our PRC subsidiary by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules; and

●	no explicit provision in the M&A Rules classifies the VIE Agreements as a type of acquisition transaction subject to the M&A Rules.

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that the CSRC approval is required for our offerings in the U.S., we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings in the U.S. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our offerings in the U.S. into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings in the U.S. before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Related to Our Business

Our PRC operating entities have in recent years shifted their focus to the Event Hosting business, which makes it difficult to predict our prospects and our business and financial performance.

Our PRC operating entities have in recent years shifted their focus from providing event planning and execution services to developing and hosting their own hip-hop events. During the fiscal years ended June 30, 2019, 2020, and 2021, revenue from the Event Hosting business accounted for 34%, 49%, and 59% of our total revenue, respectively. The recent operation results of our PRC operating entities in this business may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenue, cash flows, and operating margins for the Event Hosting business. Our PRC operating entities have encountered, and may continue to encounter in the future, risks, challenges, and uncertainties associated with the development of their Event Hosting business, such as adapting to the fast-evolving hip-hop ecosystem, addressing regulatory compliance and uncertainty, engaging, training, and retaining high-quality employees, and improving and expanding their hip-hop intellectual property portfolio. If our PRC operating entities do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If our PRC operating entities are unable to retain the existing clients for their Event Planning and Execution and Marketing businesses, our results of operations will be materially and adversely affected.

Our PRC operating entities provide event planning and execution services and marketing services to corporate clients primarily pursuant to service agreements with typical terms ranging from one to six months but usually less than three months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for our PRC operating entities. Our PRC operating entities may not be able to accurately predict future trends in corporate client renewals, and their corporate clients’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with their services and solutions and their fees and charges, as well as factors beyond their control, such as level of competition faced by their corporate clients, their level of success in marketing efforts, and their spending levels. In particular, some of the existing corporate clients of our PRC operating entities, including Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., and Xiamen Mastermind Advertising Co., Ltd., have been their clients for many years and our PRC operating entities generated a significant portion of their revenue through services provided to them. If some of the existing corporate clients of our PRC operating entities, in particular historic corporate clients, terminate or do not renew their business relationships with our PRC operating entities, renew on less favorable terms or for fewer services and solutions, and our PRC operating entities do not acquire replacement corporate clients or otherwise grow their corporate client base, our results of operations may be materially and adversely affected.

A substantial portion of our PRC operating entities’ revenue and accounts receivable are currently derived from a small number of customers. If any of these customers experiences a material business disruption, we would likely incur substantial losses of revenue.

For the fiscal year ended June 30, 2019, three major customers, Heng’an (China) Paper Industry Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., and Xiamen Many Idea Interactive Co., Ltd., accounted for approximately 12%, 11%, and 10% of our PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2020, three major customers, Guangzhou Taiji Advertising Co., Ltd., Fujian Maibo Culture Communication Co., Ltd., and Xiamen Many Idea Interactive Co., Ltd., accounted for approximately 18%, 9%, and 9% of our PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2021, three major customers, Xiamen Many Idea Interactive Co., Ltd., Fuzhou New Civic Culture Communication Co., Ltd., and Heng’an (China) Paper Industry Co., Ltd., accounted for approximately 23%, 12%, and 8% of our PRC operating entities’ total revenue, respectively. As of June 30, 2019, our PRC operating entities’ top five customers accounted for approximately 58% of their net accounts receivable balance, with each customer representing 20%, 11%, 10%, 9%, and 8% of the net accounts receivable balance, respectively. As of June 30, 2020, our PRC operating entities’ top five customers accounted for approximately 66% of their net accounts receivable balance, with each customer representing 22%, 15%, 10%, 10%, and 9% of the net accounts receivable balance, respectively. As of June 30, 2021, our PRC operating entities’ top five customers accounted for approximately 58% of their net accounts receivable balance, with each customer representing 16%, 15%, 10%, 9%, and 8% of the net accounts receivable balance, respectively. Our PRC operating entities’ major customers may change as they adjust marketing strategies or business focus, and any material business disruption affecting their major customers or any decrease in sales to their major customers may negatively impact our PRC operating entities’ operations and cash flows if our PRC operating entities fail to increase their sales to other customers.

In their Event Hosting business, our PRC operating entities primarily generate revenue from sponsorship. If they fail to attract more sponsors to their concerts, hip-hop events, and online hip-hop programs, or if sponsors are less willing to sponsor them, their revenue may be adversely affected.

Our PRC operating entities generate a growing portion of their revenue from sponsorship provided by advertisers in the Event Hosting business, which they expect to further develop and expand in the near future as viewership of their hip-hop event offerings expand. Our PRC operating entities’ revenue from sponsorship mainly depends on the number and attractiveness of their concerts, hip-hop events, and online hip-hop programs, and partly depends on the continual development of offline advertising industry in China and advertisers’ willingness to allocate budgets to offline advertising in the hip-hop industry. In addition, companies that decide to advertise or promote their products or services may utilize online methods or channels, such as Internet portals or search engines, over sponsorship during our PRC operating entities’ offline events. If the offline advertising and sponsorship market does not continue to grow, or if our PRC operating entities are unable to capture and retain a sufficient share of that market, their ability to maintain and increase their current level of sponsorship revenue and their profitability and prospects may be materially and adversely affected.

The financial condition, results of operations, and cash flows of our PRC operating entities during the first half of 2020 were adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Since our PRC operating entities primarily engage in the businesses of hosting events and providing services related to events, their results of operations and financial condition for the six months ended June 30, 2020 were adversely affected by the spread of COVID-19 as the Chinese government took a number of actions, including extending the Chinese New Year holiday, encouraging employees of enterprises to work remotely from home, and cancelling public activities. In particular, between February and May 2020, all of the offline events our PRC operating entities expected to host or plan and execute were suspended because governmental authorities imposed restrictions on large in-person gatherings and our PRC operating entities also suffered a decrease in the Marketing business because of the sluggish demand for advertising or marketing activities, resulting in lower revenue and net income during the fiscal year ended June 30, 2020. Our PRC operating entities resumed their offline event planning and execution and event hosting in June 2020. They experienced more difficulties in collecting accounts receivable during the first half of 2020. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information—COVID-19 Affecting Our Results of Operations.”

Although the COVID-19 outbreak has been under relative control in China since May 2020, the COVID-19 outbreak may continue to materially and adversely affect our PRC operating entities’ business operations and condition and operating results for 2022, including delays in their execution of offline events, material negative impact on their total revenue, slower collection of accounts receivable, and additional allowance for doubtful accounts. The extent to which COVID-19 impacts our PRC operating entities’ results of operations during 2022 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

Our PRC operating entities’ success is tied to events generally and, in particular, to changes in popularity of hip-hop events on which they choose to focus.

Our PRC operating entities are largely dependent on the continued popularity of corporate, marketing, and entertainment events in China generally and, in particular, the popularity of hip-hop events upon which they have chosen to focus. Changes in the popularity of hip-hop culture in China or in particular cities or regions in China could be influenced by competition from other forms of entertainment. A change in fans’ tastes, or a change in perception relating to hip-hop culture, could result in our PRC operating entities’ hip-hop events becoming less popular or otherwise reduce the value of their hip-hop focused intellectual property portfolio. This, in turn, could reduce sponsorship or other advertising demand relating to their hip-hop events. Adverse developments or scandals relating to stars or key stakeholders in the hip-hop industry could affect our PRC operating entities’ ability to monetize acquired rights or possibly recover investments they have made in the relationships with the rights owners, and to the extent that any such star or stakeholder is material to their revenue, could have a material adverse effect on their business, results of operations, or prospects.

Our PRC operating entities may be unable to maintain or enhance their portfolio of concerts, which is a key component of their growth strategy.

Our PRC operating entities own, or otherwise have contractual rights to, an extensive portfolio of concerts and hip-hop events from which they seek to generate revenue through sponsorships and ticket sales for those concerts and events. The portfolio of concerts is derived from our PRC operating entities’ performance agreements with artists and music companies, which generally are for fixed terms and specific concerts. Our PRC operating entities are dependent upon relationships with these artists and music companies to maintain or obtain new rights. Our PRC operating entities have in the past been, and may in the future be, subject to risks that their partners in hosting concerts cease to work with them, develop their own service offerings instead of using those of our PRC operating entities, use alternative intermediaries for certain services, or fail to renew existing contracts on terms favorable to our PRC operating entities, or at all, and to the extent that any such partner is material to the revenue of our PRC operating entities, it could have a material adverse effect on the business, results of operations, or prospects of our PRC operating entities.

The service agreements and performance agreements for our PRC operating entities’ Event Planning and Execution and Event Hosting businesses impose numerous obligations on them.

In our PRC operating entities’ Event Planning and Execution business and when hosting concerts in their Event Hosting business, our PRC operating entities rely on contractual arrangements to provide a comprehensive suite of event-related services through their execution and marketing capabilities, and otherwise to obtain the right to host concerts they can then monetize.

The contracts with their clients and artists or music companies that underpin these arrangements are complex, come in a number of different forms and impose numerous obligations on our PRC operating entities, including the obligations to:

●	provide future payment obligations and minimum attendance guarantees for entertainment events;

●	take adequate measures to monitor and prevent third parties from infringing or misusing intellectual property of our clients or partners;

●	meet detailed and event specific minimum transmission, live coverage quality, host broadcaster, and media production requirements;

●	maintain records of financial activities and grant clients or partners access to and rights to audit the records of our PRC operating entities; and

●	comply with certain security and technical specifications.

If our PRC operating entities are unable to meet their obligations or if they breach any of the other terms of their contractual arrangements, they could be subject to monetary penalties and their rights under such arrangements could be terminated, or could be subject to other remedies including obligations to renegotiate terms. Any of the foregoing could have a material adverse effect on their business, results of operations, financial condition, or prospects.

Our PRC operating entities depend on the success of live entertainment events, which are inherently susceptible to risks, and their exposure to such risks is potentially heightened as a result of the nature of entertainment events and the fan experiences they seek to create.

Live entertainment events, and, in particular those involving large numbers of performers or fans, require significant logistical capabilities, including substantial resources for safety and security, and sufficient infrastructure, which can be complex, difficult to coordinate, and costly to have in place. Even where logistics and infrastructure have been appropriately planned for, public live events, including events owned by our PRC operating entities, involve risks that may be beyond our PRC operating entities’ control or the control of the relevant organizer (if not our PRC operating entities). Such risks may include terrorist attacks, gun violence, or other security threats, travel interruption or accidents, traffic incidents, weather-related interruptions, natural catastrophes, the spread of illness, equipment malfunction, labor strikes, or other disturbances. Any of these could result in personal injuries or deaths, canceled events, and other disruptions to events adversely affecting the success of the events or our PRC operating entities’ ability to stage events in the future (such as if host cities or organizations choose not to partner with our PRC operating entities given event-related risks). The realization of these risks could also otherwise impact the profitability of our PRC operating entities’ events and our PRC operating entities could also be exposed to liability or other losses for which they may not have insurance or suffer reputational harm.

Our PRC operating entities focus on creating memorable entertainment event experiences for fans and cultivating highly-engaged and dedicated communities of fans. As a result, factors adversely impacting the enjoyment of fans during their entertainment events, even relatively minor issues, such as adverse weather conditions or poorly functioning infrastructure, to the extent they become associated with, and undercut, our PRC operating entities’ events or, more generally, our PRC operating entities’ brands, could lead to declining popularity of our PRC operating entities’ events in future periods. As our PRC operating entities coordinate all aspects of these events, including executing the events on-site, and undertaking the many items in preparation for each event, poor execution could also lead to declining popularity of these events in the future. In addition, these events typically require our PRC operating entities to obtain permits from the relevant host cities or municipalities, and restrictive permit conditions, poor delivery of services including those not directly under their control or cancellation of entertainment events could also harm their brands.

Our PRC operating entities use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting their business, financial condition, and results of operations.

Our PRC operating entities’ business depends on services provided by, and relationships with, various third parties, including advertising companies and media companies, among others. In particular, for the fiscal years ended June 30, 2019 and 2020, our PRC operating entities purchased 14% and 16% of their third-party services from one major supplier, respectively; for the fiscal year ended June 30, 2021, our PRC operating entities purchased approximately 14%, 13%, and 12% of their services from three major suppliers, respectively. The failure of these parties to perform in compliance with their agreements may negatively impact our PRC operating entities’ business.

In addition, if such third parties increase the prices of their services, fail to provide their services effectively, terminate their services or agreements, or discontinue their relationships with our PRC operating entities, our PRC operating entities could suffer service interruptions, reduced revenue, or increased costs, any of which may have a material adverse effect on their business, financial condition, and results of operations.

Our PRC operating entities’ business could be harmed if the relationships on which they depend were to change adversely or terminate.

Some of our PRC operating entities’ events involves an exhaustive check-list of items to be organized and coordinated among numerous parties. Therefore, good relationships with these parties are key to a successful event. In particular, for the successful operation and execution of their hip-hop events, our PRC operating entities often are dependent on relationships with local authorities and government agencies, which provide our PRC operating entities essential services that are integral to the success of the event, such as police and security services, traffic control, and assistance in obtaining the required approvals and permits. For the operation of many of our PRC operating entities’ hip-hop events, they use third-party providers and may also rely on the support of volunteers. If our PRC operating entities are unable to rely on providers or volunteers in their event operations, it could cause disruptions to their events or otherwise adversely impact their relationships with their community of fans. Any adverse changes in or termination of any of these relationships could have a material adverse effect on their business, results of operations, financial condition, or prospects.

Our PRC operating entities’ business depends on the continued success of their brands, and if they fail to maintain and enhance the recognition of their brands, they may face difficulty increasing their network of partners and clients, and their reputation and operating results may be harmed.

We believe that market awareness of our PRC operating entities’ brands, including , , and Hip Hop Master, have contributed significantly to the success of their business. Maintaining and enhancing their brands is critical to our PRC operating entities’ efforts to increase their network of sponsors, clients, and fans.

Our PRC operating entities’ ability to attract new sponsors, clients, and fans depends not only on investment in their brands, their marketing efforts, and the success of their sales force, but also on the perceived value of their services versus competing alternatives among their client base. In addition, a failure by their clients to distinguish between our PRC operating entities’ brands and the different services provided by their competitors may result in a reduction in sales volume, revenue, and margins. If our PRC operating entities’ marketing initiatives are not successful or become less effective, if they are unable to further enhance their brand recognition, or if they incur excessive marketing and promotion expenses, they may not be able to attract new clients successfully or efficiently, and their business and results of operations may be materially and adversely affected.

In addition, negative publicity about our PRC operating entities’ business, shareholders, affiliates, directors, officers, and other employees, and the industry in which our PRC operating entities operate, can harm the recognition of their brands. Negative publicity, regardless of merits, concerning the foregoing, could be related to a wide variety of matters, including but not limited to:

●	alleged misconduct or other improper activities committed by our PRC operating entities’ directors, officers, and other employees, including misrepresentation made by their employees to potential partners, clients, and fans during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of their service offerings;

●	false or malicious allegations or rumors about our PRC operating entities or their directors, shareholders, affiliates, officers, and other employees;

●	complaints by fans, clients, sponsors, or partners about our PRC operating entities’ events, services, sales, and marketing activities;

●	security breaches of confidential partner, client, or employee information;

●	employment-related claims relating to alleged employment discrimination, wage, and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our PRC operating entities’ failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites, and other forms of Internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording our PRC operating entities an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is readily available. Information concerning our PRC operating entities, and their shareholders, affiliates, directors, officers, and other employees, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by our PRC operating entities’ strategies to maintain their brand and may materially harm the recognition of their brand, their reputation, business, financial condition, and results of operations.

Our PRC operating entities could be adversely affected by a failure to protect their intellectual property or the intellectual property of their partners.

Our PRC operating entities have significant intellectual property rights, in particular with respect to their event brands, such as , and related events, as well as their business brands, such as the Hip Hop Master brand. See also “—Our PRC operating entities’ business depends on the continued success of their brands, and if they fail to maintain and enhance the recognition of their brands, they may face difficulty increasing their network of partners and clients, and their reputation and operating results may be harmed ” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”Our PRC operating entities regard their intellectual properties as critical to their success, and they depend, to a large extent, on their ability to develop and maintain their intellectual property rights. To do so, they rely upon a combination of trade secrets, confidential policies, nondisclosure, and other contractual arrangements and copyrights, software copyrights, trademarks, and other intellectual property laws. Our PRC operating entities also make use of the intellectual property rights from partners, such as artists and music companies, to monetize the concerts they host. Despite their efforts to protect their or their partners’ intellectual property rights, the steps our PRC operating entities take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of their or their partners’ intellectual property by competitors, former employees, or other third parties.

Monitoring and preventing any unauthorized use of our PRC operating entities’ or their partners’ intellectual property is difficult and costly, and any of their or their partners’ intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide our PRC operating entities with competitive advantages. Litigation or proceedings before governmental authorities, or administrative and judicial bodies may be necessary to enforce their intellectual property rights and to determine the validity and scope of their rights. Our PRC operating entities’ efforts to protect their intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm their operating results. Any failure in protecting or enforcing their or their partners’ intellectual property rights could have a material adverse effect on their business, results of operations, financial condition, or prospects.

Advertisements shown during our PRC operating entities’ events may subject them to penalties and other administrative actions.

Under PRC advertising laws and regulations, our PRC operating entities are obligated to monitor the advertising content shown during their events to ensure that such content is true, accurate, and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, they are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. To fulfill these monitoring functions, our PRC operating entities include clauses in all of their service contracts requiring that all advertising content provided by advertising agencies and advertisers must comply with relevant laws and regulations. Under PRC law, our PRC operating entities may have claims against advertising agencies and advertisers for all damages to our PRC operating entities caused by their breach of such representations. Violation of these laws and regulations may subject our PRC operating entities to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements, and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force our PRC operating entities to terminate their advertising operation or revoke their licenses.

A majority of the advertisements shown during our PRC operating entities’ events are provided to them by third parties. Although significant efforts have been made to ensure that the advertisements shown during their events are in full compliance with applicable laws and regulations, our PRC operating entities cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large number of advertisements and the uncertainty in the application of these laws and regulations. The inability of our PRC operating entities’ procedures to adequately and timely discover such evasions may subject them to regulatory penalties or administrative sanctions. Although our PRC operating entities have not been subject to any penalties or administrative sanctions in the past for the advertisements shown during their events, if they are found to be in violation of applicable PRC advertising laws and regulations in the future, our PRC operating entities may be subject to penalties and their reputation may be harmed, which may have a material and adverse effect on their business, financial condition, results of operations, and prospects.

The markets in which our PRC operating entities operate are highly competitive.

In providing event planning and execution and marketing services, our PRC operating entities seek to build strong connections, raise the value of services they provide, create effective communication platforms for brands, events, and organizations, and ultimately provide the vital link between events and consumers. Our PRC operating entities face competition in acquiring corporate clients. Notwithstanding prior relationships, corporate clients might choose alternative service providers. If our PRC operating entities are unable to maintain current clients or acquire new clients, their ability to grow their business will be limited. In a competitive environment, they may lose existing business to their competitors or they may win less profitable business, including to the extent they may be required to lower the service fees they charge to their clients. In China, a number of companies have already engaged in event planning and execution and marketing services, and certain large companies, such as Alibaba, Tencent, and Baidu, are increasingly investing in entertainment businesses, including in hip-hop-related content and media channel development. In addition, partners of our PRC operating entities may expand their internal capabilities or otherwise integrate themselves vertically and more systematically, which could result in a reduction in opportunities available to our PRC operating entities or otherwise lead to potential new competitors.

In the case of concerts, hip-hop events, and online hip-hop programs, our PRC operating entities face competition principally from other hosts or creator of concerts, hip-hop events, and online hip-hop programs. The events, concerts, or online programs offered by other hosts may offer fans the ability to participate in events that represent or are perceived to represent better value for money than what our PRC operating entities offer. Our PRC operating entities may face competition in cities or markets from competitors that have or are able to establish a more significant local presence than they can. In addition, our PRC operating entities face competition from other entertainment and non-entertainment events that may be more attractive or appealing to potential fans.

Our PRC operating entities’ results of operations are subject to seasonality and their financial performance in any one interim period is unlikely to be indicative of, or comparable to, their financial performance in subsequent interim periods.

Ultimately, our PRC operating entities generate revenue from events, and these events occur at different times throughout the year. Most of their event-related revenue as well as event-related expenses are recognized in the month in which an event occurs. In particular for our PRC operating entities’ Event Planning and Execution and Marketing businesses, revenue and direct expenses tend to be higher in the fourth quarter of our fiscal year given our PRC operating entities’ event calendar. Over the course of the four quarters, fluctuations in gross profit shows a largely similar pattern to fluctuations in revenue. Our PRC operating entities’ results of operations in their Event Hosting business tend to have less seasonal fluctuations compared to their other businesses. Comparing our PRC operating entities’ operating results on a period-to-period basis may not be meaningful, and you should not rely on their past results as an indication of their future performance.

Our PRC operating entities may be unable to expand successfully into new cities or markets or expand within cities or markets in which they are already present.

Our PRC operating entities currently operate mainly in the coastal provinces of China. Expansion into new cities or markets or expansion within cities or markets in which they are already present could expose our PRC operating entities to significant legal and regulatory challenges, political, and economic instability or other adverse consequences. Such expansion may require the building of new relationships with stakeholders, which may have different interests or standards than stakeholders for which our PRC operating entities’ operations have otherwise been designed and for which they may have limited capabilities to leverage. Their lack of experience and operational expertise in these cities or markets could put our PRC operating entities in a disadvantageous position relative to their competitors with more experience or capabilities to address the relevant challenges. These factors, among others, could cause their expansion into new cities or markets to be unsuccessful or less profitable than what they are otherwise able to achieve, could cause their operating costs to increase unexpectedly or their revenue to decrease, or, in general, could otherwise negatively affect their expansion ambitions.

Our PRC operating entities have grown rapidly and expect to continue to invest in their growth for the foreseeable future. If our PRC operating entities fail to manage this growth effectively, the success of their business model will be compromised.

Our PRC operating entities have experienced rapid growth in recent years. Their rapid growth has placed, and will continue to place, a significant strain on their demand for effective planning and management processes, administrative and operating infrastructure, hip-hop event development, sales and marketing capacities, and other resources. Our PRC operating entities’ ability to effectively implement their strategies and manage any significant growth of their business will depend on a number of factors, including their ability to: (i) effectively recruit, train, retain, and motivate a large number of new employees; (ii)  continue to improve their operational, financial, and management controls and efficiencies; (iii) improve hip-hop events to make them appealing to fans; (iv) maintain and improve their relationships with various stakeholders within their industry; (v) improve their sales and marketing efficiency; (vi) protect and further develop their intellectual property rights; and (vii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our PRC operating entities’ growth will continue to place significant demands on their management. There are no guarantees that our PRC operating entities will be able to effectively manage any future growth in an efficient, cost-effective, and timely manner, or at all. Their growth in a relatively short period of time is not necessarily indicative of results that our PRC operating entities may achieve in the future. If our PRC operating entities do not effectively manage the growth of their0 business and operations, their reputation, results of operations, and overall business and prospects could be negatively impacted.

Our PRC operating entities may be unable to pursue strategic partnership, acquisitions, and investment opportunities to further complement their service offerings.

Our PRC operating entities may selectively partner with, invest in, or acquire companies that complement or enhance their existing operations as well as those that are strategically beneficial to their long-term goals, including opportunities that help broaden their corporate client base, expand their service offerings, and grow the number of their events. The costs of identifying and consummating partnerships, acquisitions, and investments may be significant, and our PRC operating entities may not be able to find suitable opportunities at reasonable prices, or at all, in the future. Finding and consummating partnerships, acquisitions, or investments requires management time and effort, and finding and consummating such opportunities in new markets can be affected by availability of suitable targets and uncertain business cases in ways that pose greater risk than initiatives that target established markets. More broadly, opportunities in markets in which our PRC operating entities have limited or no prior experience may pose a greater risk. Failure to further expand their service offerings through strategic partnerships, acquisitions, and investment opportunities could have a material adverse effect on their business, results of operations, financial condition, or prospects.

Failure to maintain the quality of customer services could harm our PRC operating entities’ reputation and their ability to retain existing clients and attract new clients, which may materially and adversely affect their business, financial condition, and results of operations.

Our PRC operating entities depend on their customer service representatives to provide assistance to clients using their services. As such, the quality of customer services is critical to retaining their existing clients and attracting new clients. If their customer service representatives fail to satisfy clients’ individual needs, our PRC operating entities may incur reputational harms and lose potential or existing business opportunities with their existing clients, which could have a material adverse effect on their business, financial condition, and results of operations.

We rely on the skills, experience, and relationships of our senior management team and other key personnel, the loss of which could adversely affect us.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate, and retain our senior management and a sufficient number of hip-hop, event planning and execution, and marketing specialists and other experienced and skilled employees. We benefit from the track record of our senior management team, including Mr. Zhuoqin Huang, in building strategic personal relationships with key stakeholders throughout the hip-hop ecosystem and successfully growing our operations through strategic partnerships. Our senior management team works closely with seasoned hip-hop, event planning and execution, and marketing specialists who offer deep execution and operational experience combined with their relationships with various stakeholders. Our combined team offers deep industry experience throughout the hip-hop ecosystem, as well as in-depth knowledge of the Chinese hip-hop market.

Qualified individuals are in high demand, particularly in the hip-hop ecosystem, and our PRC operating entities may have to incur significant costs to attract and retain them. The loss of any member of the senior management team or such specialists could be highly disruptive and adversely affect our business operations in respect of a particular stakeholder or more broadly impact our future growth. Moreover, if any of these individuals joins a competitor or undertakes a competing business, our PRC operating entities may lose crucial business secrets, personal relationships, technological know-how, and other valuable resources, notwithstanding their contractual arrangements designed to mitigate this loss.

A decline in general economic conditions or a disruption of financial markets may affect entertainment markets or the discretionary income of consumers, which in turn could adversely affect our PRC operating entities’ profitability.

Our PRC operating entities’ operations are affected by general economic conditions and, in particular, conditions that have a direct impact on the demand for entertainment and leisure activities. Declines in general economic conditions could reduce the level of discretionary income that their fans have to spend on attending or participating in entertainment events or on entertainment-related programs or consumer products more generally (thereby potentially reducing sponsorship and advertising spending), any of which could adversely impact their revenue. Adverse economic conditions, including volatility and disruptions in financial markets, may also affect other stakeholders in the hip-hop ecosystem, thereby reducing their engagement. For example, declines in consumer spending more broadly could affect advertising spend, which in turn could adversely affect broadcasters. These factors could reduce the prices our PRC operating entities can obtain in their arrangements with partners and clients.

Demand for our PRC operating entities’ content would be adversely affected by unauthorized distribution of that content.

To the extent that live hip-hop events are made available on the Internet by pirates or other unauthorized re-broadcasters and these are illegally streamed, demand for our PRC operating entities’ services could decline and they could lose the benefit of any associated revenue, which could have a material adverse effect on their reputation, business, results of operations, financial conditions, or prospects.

Our PRC operating entities’ current insurance policies may not provide adequate levels of coverage against all claims and they may incur losses that are not covered by their insurance.

We believe our PRC operating entities maintain insurance coverage that is customary for businesses of their size and type. However, they may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on their reputation, business, results of operations, financial condition, or prospects.

Content related to hip-hop produced and/or distributed by our PRC operating entities may be found objectionable by PRC regulatory authorities, which may have an adverse effect on their business.

PRC laws and regulations impose certain restrictions on content of commercial performances, radio and television programs, and advertisements. See “Item 4. Information on the Company—B. Business Overview—Regulations.” These regulations provide that content is prohibited to, among other things, violate PRC laws and regulations, impair the national dignity of China or the public interest, or incite ethnic hatred, propagate cults and superstition, disturb social order, spread obscenity, gambling, or violence. In addition, PRC regulatory authorities may find any content objectionable, and accordingly such content may be limited or eliminated. For example, since the outset of 2018, the Chinese government has tightened its crackdown on content it deemed to be “vulgar” or “low taste,” which caused certain rap songs to be deleted or their lyrics redacted since the government deemed them inappropriate. Our PRC operating entities currently engage in street dance, another area of hip-hop culture, which we do not believe has been deemed to be offensive or vulgar. However, our PRC operating entities also own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties, and online hip-hop programs, which usually feature rap songs. As of the date of this annual report, our PRC operating entities have not received any notice of warning or been subject to penalties or other disciplinary action regarding content we currently produce or distribute. However, we cannot assure you that content our PRC operating entities produce, promote, or distribute will not be found objectionable by regulatory authorities in the future. In the event that the PRC regulatory authorities find any content our PRC operating entities produce and/or distribute objectionable, such content may be deleted or restricted. As a result, our PRC operating entities’ business, financial condition, and results of operations may be affected.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 18,286,923 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are deemed as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, our board of directors has elected to follow our home country rules and be exempt from the requirements to obtain shareholder approval for (1) the issuance of 20% or more of our outstanding ordinary shares under Nasdaq Listing Rule 5635(d), and (2) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company under Nasdaq Listing Rule 5635(b).

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirement. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Global Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Global Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Global Market.

In addition, in order to maintain our listing on the Nasdaq Global Market, we are required to comply with certain rules of the Nasdaq Global Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the listing requirements and other applicable rules of the Nasdaq Global Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Global Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in our public offerings. The legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in our register of members remains with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we have and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we treat our PRC operating entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our chief executive officer and chairman, and his interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to seven votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Mr. Zhuoqin Huang, our chief executive officer and chairman, indirectly holds 5,763,077, or 100% of our issued Class B Ordinary Shares, representing approximately 68.81% of the voting rights in our Company. As a result, until such time as his collective voting power is below 50%, Mr. Huang as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

During the course of the audit of our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Class A Ordinary Shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended June 30, 2021, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. See “Item 15. Controls and Procedures— Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of June 30, 2021. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our PRC operating entities, Xiamen Pop Culture and its subsidiaries, in China. We control and receive the economic benefits of our PRC operating entities’ business operations through certain contractual arrangements. For a description of these contractual arrangements, see “—Our VIE Agreements.” Our Class A Ordinary Shares are shares of our offshore holding company instead of shares of our PRC operating entities. The VIE structure is used to replicate foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. As a result, you may never directly hold equity interests in our PRC operating entities.

Xiamen Pop Culture, a limited liability company established pursuant to PRC laws, began its operations in 2007. Xiamen Pop Culture formed four wholly owned subsidiaries, Shanghai Pudu Culture Communication Co., Ltd. (“Shanghai Pudu”) on March 30, 2017, Xiamen Pop Network Technology Co., Ltd. (“Pop Network”) on June 6, 2017, Zhongjing Pop (Guangzhou) Culture Media Co., Ltd. (“Zhongjing Pop”) on December 19, 2018, and Shenzhen Pop Culture Co., Ltd. (“Shenzhen Pop”) on January 17, 2020, pursuant to PRC laws. On August 18, 2020, Pop Network formed a new subsidiary, Xiamen Pop Sikai Interactive Technology Co., Ltd. (“Pop Sikai”), of which Pop Network owns 51% of the equity interests and an unrelated third party owns 49%.

In connection with our initial public offering, we undertook a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	on January 3, 2020, we incorporated Pop Culture Group under the laws of the Cayman Islands;

●	on January 20, 2020, we incorporated Pop Culture HK in Hong Kong as a wholly owned subsidiary of Pop Culture Group;

●	on March 13, 2020, we incorporated Heliheng pursuant to PRC laws as a WFOE and a wholly owned subsidiary of Pop Culture HK;

●	our PRC operating entities engage in radio and television program production and distribution business, which falls in the prohibited category under the Special Administrative Measures. To comply with PRC laws and regulations, on March 30, 2020, Heliheng entered into a series of contractual arrangements with Xiamen Pop Culture and its shareholders, which contractual arrangements were amended and restated on February 19, 2021 and through which Heliheng gained absolute control over the management and received the economic benefits of Xiamen Pop Culture. For more details, see “—Our VIE Agreements”; and

●	between February 2020 and February 2021, our Company and our shareholders undertook a series of corporate actions, including share issuances in February 2020, re-designation of our ordinary shares into Class A and Class B Ordinary Shares in April 2020, share issuances and transfers in May 2020, and share issuances in February 2021.

On June 30, 2021, our Class A Ordinary Shares commenced trading on the Nasdaq Global Market under the symbol “CPOP.” On July 2, 2021, we closed our initial public offering. We raised approximately $37.2 million in gross proceeds from our initial public offering, before deducting underwriting discounts and other related expenses.

The following diagram illustrates our corporate structure, including our subsidiaries and our VIE and its subsidiaries, as of the date of this annual report:

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares is entitled to seven votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share.

(1)	Represents 5,763,077 Class B Ordinary Shares indirectly held by Zhuoqin Huang, the 100% owner of Joya Enterprises Limited, as of the date of this annual report.

(2)	Represents an aggregate of 12,086,923 Class A Ordinary Shares held by 36 shareholders of Pop Culture Group, each one of which holds less than 5% of our voting ownership interests, as of the date of this annual report.

(3)	As of the date of this annual report, Xiamen Pop Culture is held by Zhuoqin Huang as to 61.58%, Weiyi Lin as to 10.02%, Rongdi Zhang as to 9.10%, Chunxiao Cui as to 6.11%, Xiayu Cui as to 6.11%, Junlong He as to 4.42%, Yu Huang as to 2.42%, Azhen Lin as to 0.12%, and Wuyang Chen as to 0.12%, respectively, together holding 100% of the shares.

Our VIE Agreements

Neither we nor our subsidiaries own any share in Xiamen Pop Culture. Instead, we control and receive the economic benefits of Xiamen Pop Culture’s business operation through the VIE Agreements entered into through our PRC subsidiary, Heliheng, on March 30, 2020, which were amended and restated on February 19, 2021. The VIE Agreements are designed to provide Heliheng with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of Xiamen Pop Culture, including absolute control rights and the rights to the assets, property, and revenue of Xiamen Pop Culture.

As a result of our direct ownership in Heliheng and the VIE Agreements, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Each of the agreements in the VIE Agreements is described in detail below.

Exclusive Services Agreement

Pursuant to the Exclusive Services Agreement between Xiamen Pop Culture and Heliheng, Heliheng provides Xiamen Pop Culture with technical support, intellectual services, and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to Xiamen Pop Culture by Heliheng under the Exclusive Services Agreement, Heliheng is entitled to collect a service fee equal to 100% of the net income of Xiamen Pop Culture, which is Xiamen Pop Culture’s earnings before tax after deducting relevant costs and reasonable expenses.

The Exclusive Services Agreement became effective on March 30, 2020, was amended and restated on February 19, 2021, and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities. Nevertheless, the Exclusive Services Agreement will be terminated after all shares in Xiamen Pop Culture held by the Xiamen Pop Culture Shareholders and/or all the assets of Xiamen Pop Culture have been legally transferred to Heliheng and/or its designee in accordance with the Exclusive Option Agreement.

The Exclusive Services Agreement does not prohibit related party transactions. Our audit committee is required to review and approve in advance any related party transactions, including transactions involving Heliheng or Xiamen Pop Culture.

Share Pledge Agreement

Under the Share Pledge Agreement between Heliheng and the Xiamen Pop Culture Shareholders, together holding 100% of the shares in Xiamen Pop Culture, the Xiamen Pop Culture Shareholders pledged their shares in Xiamen Pop Culture to Heliheng to guarantee the performance of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement. Under the terms of the Share Pledge Agreement, in the event that Xiamen Pop Culture or the Xiamen Pop Culture Shareholders breach their respective contractual obligations under the Exclusive Services Agreement, Heliheng, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged shares. The Xiamen Pop Culture Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Heliheng is entitled to dispose of the pledged shares in accordance with applicable PRC laws. The Xiamen Pop Culture Shareholders further agreed not to dispose of the pledged shares or take any action that would prejudice Heliheng’s interest.

The Share Pledge Agreement is effective until the full payment of the service fees under the Exclusive Services Agreement and upon termination of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement, or upon the transfer of shares under the Exclusive Option Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement, (2) make sure the Xiamen Pop Culture Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice Heliheng’s interests without Heliheng’s prior written consent, and (3) provide Heliheng control over Xiamen Pop Culture. In the event Xiamen Pop Culture breaches its contractual obligations under the Exclusive Services Agreement, Heliheng will be entitled to dispose of the pledged shares in accordance with relevant PRC laws.

As of the date of this annual report, the share pledges under the Share Pledge Agreement have been registered with the competent PRC regulatory authority.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Xiamen Pop Culture Shareholders, together holding 100% of the shares in Xiamen Pop Culture, irrevocably granted Heliheng (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their shares in Xiamen Pop Culture. The option price is RMB10 or the minimum amount to the extent permitted under PRC law, whichever is lower.

Under the Exclusive Option Agreement, Heliheng may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Xiamen Pop Culture Shareholders’ shares in Xiamen Pop Culture. The Exclusive Option Agreement, together with the Share Pledge Agreement, the Exclusive Services Agreement, and the Shareholders’ Powers of Attorney, enable Heliheng to exercise effective control over Xiamen Pop Culture.

The Exclusive Option Agreement remains effective until all the equity of Xiamen Pop Culture is legally transferred under the name of Heliheng and/or other entity or individual designated by it, unless terminated earlier by Heliheng with a 30-day prior notice.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Xiamen Pop Culture Shareholders authorized Heliheng to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of Xiamen Pop Culture.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Xiamen Pop Culture Shareholders are shareholders of Xiamen Pop Culture.

Spousal Consents

The spouses of certain of the Xiamen Pop Culture Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents” including: (a) Exclusive Option Agreement entered into with Heliheng and Xiamen Pop Culture; (b) Share Pledge Agreement entered into with Heliheng; and (c) Powers of Attorney executed by the Xiamen Pop Culture Shareholders, and the disposal of the shares of Xiamen Pop Culture held by the Xiamen Pop Culture Shareholders and registered in their names.

The spouses of certain of the Xiamen Pop Culture Shareholders further undertook not to make any assertions in connection with the shares of Xiamen Pop Culture which are held by the Xiamen Pop Culture Shareholders. The spouses of certain of the Xiamen Pop Culture Shareholders confirmed that the Xiamen Pop Culture Shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

The spouses of certain of the Xiamen Pop Culture Shareholders also undertook that if they obtain any share of Xiamen Pop Culture which are held by the Xiamen Pop Culture Shareholders for any reasons, they will be bound by the Transaction Documents and comply with the obligations thereunder as shareholders of Xiamen Pop Culture. For this purpose, upon Heliheng’s request, they will sign a series of written documents in substantially the same format and content as the Transaction Documents and Exclusive Services Agreement (as amended from time to time).

Risks Associated with our Corporate Structure and VIE Agreements

Because we do not directly hold equity interests in our PRC operating entities, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the contractual arrangements among our PRC subsidiary, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, ant the value of our Class A Ordinary Shares may depreciate significantly or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market.”

The VIE Agreements may not be as effective as direct ownership in providing operational control. For instance, Xiamen Pop Culture and the Xiamen Pop Culture Shareholders could breach their contractual arrangements with us, by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The Xiamen Pop Culture Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements. In the event that Xiamen Pop Culture or the Xiamen Pop Culture Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders may not be effective in providing control over Xiamen Pop Culture” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.”

According to our PRC counsel:

●	the ownership structures of Heliheng and Xiamen Pop Culture do not and will not contravene any PRC laws or regulations currently in effect; and

●	the VIE Agreements governed by PRC laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Xiamen Pop Culture do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” for more details.

Selected Condensed Consolidated Financial Schedule of Pop Culture Group and its Subsidiaries and VIE

The following tables present selected condensed consolidated financial data of Pop Culture Group and its subsidiaries and VIE for the fiscal years ended June 30, 2021, 2020, and 2019, and balance sheet data as of June 30, 2021 and 2020, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Year Ended June 30, 2019
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total

Revenue	$-	$-	$19,031,766	$-	$19,031,766
Net income	$-	$-	$3,831,758	$-	$3,831,758
Comprehensive income	$-	$-	$3,668,908	$-	$3,668,908

	For the Fiscal Year Ended June 30, 2020
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total

Revenue	$-	$-	$15,688,080	$-	$15,688,080
Net (loss) income	$(318,634)	$(99)	$2,944,550	$-	$2,625,817
Comprehensive (loss) income	$(318,634)	$(100)	$2,702,712	$-	$2,383,978

	For the Fiscal Year Ended June 30, 2021
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total

Revenue	$-	$655,255	$24,871,302	$-	$25,526,557
Net (loss) income	$(330,734)	$26,479	$4,571,795	$-	$4,267,542
Comprehensive (loss) income	$(330,734)	$76,862	$5,857,171	$-	$5,603,299

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2019
	Pop Culture Group		Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$		$-	$655,489	$-	$655,489
Total current assets		$-	$-	$11,999,221	$-	$11,999,221
Investments in subsidiaries and VIEs		$-	$-	$-	$-	$-
Total assets		$-	$-	$14,466,693	$-	$14,466,693
Total liabilities		$-	$-	$6,943,707	$-	$6,943,707
Total shareholders’ equity		$-	$-	$7,522,986	$-	$7,522,986
Total liabilities and shareholders’ equity		$-	$-	$14,466,693	$-	$14,466,693

	As of June 30, 2020
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$1,139,229	$-	$219,908	$-	$1,359,137
Total current assets	$1,389,260	$-	$19,134,497	$-	$20,523,757
Investments in subsidiaries and VIEs	$11,530,464	$-	$-	$(11,530,464)	$-
Total assets	$12,919,722	$-	$21,514,514	$(11,530,464)	$22,903,772
Total liabilities	$-	$95	$9,178,871	$-	$9,178,966
Total shareholders’ equity	$12,919,722	$(95)	$12,335,643	$(11,530,464)	$13,724,806
Total liabilities and shareholders’ equity	$12,919,722	$-	$21,514,514	$(11,530,464)	$22,903,772

	As of June 30, 2021
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$4,260	$27,654	$1,288,063	$-	$1,319,977
Total current assets	$683,526	$672,141	$31,054,450	$-	$32,410,117
Investments in subsidiaries and VIEs	$18,869,579	$599,000	$-	$(19,468,579)	$-
Total assets	$19,553,105	$1,277,650	$33,067,159	$(19,468,579)	$34,429,335
Total liabilities	$225,000	$1,888	$14,874,342	$-	$15,101,230
Total shareholders’ equity	$19,328,105	$1,275,762	$18,192,817	$(19,468,579)	$19,328,105
Total liabilities and shareholders’ equity	$19,553,105	$1,277,650	$33,067,159	$(19,468,579)	$34,429,335

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended June 30, 2019
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$821,200	$-	$821,200
Net used in investing activities	$-	$-	$(2,077,298)	$-	$(2,077,298)
Net cash provided by financing activities	$-	$-	$1,499,084	$-	$1,499,084

	For the Fiscal Year Ended June 30, 2020
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(348,870)	$-	$(2,255,959)	$-	$(2,604,829)
Net provided by investing activities	$-	$-	$3,261	$-	$3,261
Net cash provided by financing activities	$1,487,862	$-	$1,777,271	$-	$3,265,133

	For the Fiscal Year Ended June 30, 2021
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(75,805)	$(651,453)	$(3,310,074)	$-	$(4,037,332)
Net used in investing activities	$(600,000)	$-	$-	$600,000	$-
Net cash used in (provided by) financing activities	$(459,164)	$(568,24)	$4,378,228	$600,000	$3,950,823

Corporate Information

Our principal executive offices are located at Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, the PRC, and our phone number is +86-0592-5968189. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and the phone number of our registered office is +1-3459498599. We maintain a corporate website at www.popinter.cn. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Through services of our PRC operating entities, we aim to promote hip-hop culture and its values of love, peace, unity, respect, and having fun, and to promote cultural exchange with respect to hip-hop between the United States and China. Our PRC operating entities do this mainly by delivering event experiences with significant hip-hop elements to the younger generation.

Overview

With the values of hip-hop culture at their core and the younger generation as their primary target audience, our PRC operating entities host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and marketing services to corporate clients. They seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

Our PRC operating entities have in recent years focused on developing and hosting their own hip-hop events. Our PRC operating entities own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties that feature live hip-hop performances in karaoke bars or amusement parks to promote hip-hop culture, and they cooperate with music companies and artists to host various concerts in China; starting from March 2020, our PRC operating entities have been developing and operating hip-hop related online programs (collectively, “Event Hosting”). Our PRC operating entities’ concerts and hip-hop events generated an aggregate attendance of 122,000, 127,930, and 159,200 during the fiscal years ended June 30, 2019, 2020, and 2021, respectively, and their online hip-hop programs generated over 100 million and 314 million views during the fiscal years ended June 30, 2020 and 2021, respectively. Our PRC operating entities generate revenue from their Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts.

Our PRC operating entities help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Their services feature significant hip-hop elements and cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the fiscal years ended June 30, 2019, 2020, and 2021, our PRC operating entities served 35, 16, and 24 clients in 43, 49, and 59 events with respect to event planning and execution, respectively.

Our PRC operating entities provide marketing services, including (i) brand promotion services, such as trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions, and (ii) other services, primarily advertisement distribution, to corporate clients for service fees (“Marketing”).

We believe that the main reason corporate clients hire our PRC operating entities to plan and execute events and provide marketing services geared towards the younger generation is for their deep understanding of the taste and preferences of this generation.

For the fiscal years ended June 30, 2019, 2020, and 2021, we had total revenue of $19,031,766, $15,688,080, and $25,526,557, and net income of $3,831,758, $2,625,817, and $4,267,542, respectively. Revenue derived from the Event Hosting business accounted for 34%, 49%, and 59% of our total revenue for those fiscal years, respectively. Revenue derived from the Event Planning and Execution business accounted for 52%, 35%, and 36% of our total revenue for those fiscal years, respectively. Revenue derived from the Marketing business accounted for 14%, 16%, and 5% of our total revenue for those fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for our PRC operating entities’ success and differentiate them from their competitors:

An Extensive Portfolio of Iconic Hip-Hop Events

Our PRC operating entities have a large pool of creative talents within their companies who incubate original hip-hop event ideas. Over the years, our PRC operating entities have developed an extensive portfolio of iconic hip-hop events, including, without limitation: China Battle Championships, an annual street dance competition with a 10-year history; Move it, the first street dance stage play in China; Cross-Strait Hip-Hop Culture Festival, an annual cultural festival focusing on hip-hop culture, with support from Department of Culture and Department of Education of Fujian Province; Hip-Hop Party and Popcity Music Festival, a series of hip-hop music events in Fujian Province; and Mini Master and Super Hip-Hop Dream, street dance events to promote street dance and hip-hop culture among kids and teenagers. For details on our PRC operating entities’ hip-hop events and related intellectual property, see “—The Business Model—Event Hosting—Representative Hip-Hop Events” and “—Intellectual Property.” These events have been well received by the audience and generated sponsorship fees from a large number of sponsors.

A Deep Understanding of the Younger Generation

Our PRC operating entities began organizing hip-hop events and marketing campaigns in Chinese universities and colleges in 2007. For instance, our PRC operating entities planned and organized Pino Chinese University Street Dance Competition (“品诺全国高校街舞大赛”) in 2010, 2011, and 2012, respectively, which attracted the participation of approximately 20,000 university students in total. Given their long operating history, our PRC operating entities have a deep understanding of the younger generation’s preferences and behavior, which enables them to plan creative events and design attractive marketing campaigns tailored to this audience group. Event planners, creatives, and other members of our PRC operating entities are mostly young professionals who are enthusiastic about hip-hop culture, and they empathically understand and click with the younger generation. To keep up with the evolving trends among the younger generation, our PRC operating entities maintain and enhance engagement with this target audience by posting hip-hop-related content and interacting with followers on various digital channels, such as WeChat and Weibo, other social network groups, and online platforms.

A Highly-Recognized Brand Name in the Hip-Hop Culture and Street Dance Industries

Our PRC operating entities have built a highly-recognized brand name in China as a promoter of hip-hop culture by providing services with significant hip-hop elements to corporate clients and by hosting concerts and hip-hop events. On September 22, 2016, our VIE, Xiamen Pop Culture was listed in China on the National Equities Exchange and Quotations Co., Ltd., or the “NEEQ,” which made Xiamen Pop Culture the first hip-hop related company to be listed on the NEEQ. To facilitate our initial public offering in the U.S., Xiamen Pop Culture applied to have itself delisted from the NEEQ in March 2019. On June 30, 2021, our Class A Ordinary Shares commenced trading on the Nasdaq Global Market, which further increased the awareness of our PRC operating entities’ brand name.

In addition, our PRC operating entities benefit from sponsorship and support from their shareholders, some of whom have extensive experience in the entertainment industry in China, including host Nic Li, talent agent Yamo Zhao, and street dancer and disc jockey Hailong Huang. These shareholders may use their presence and reputation to enhance our PRC operating entities’ position in the growing Chinese hip-hop market and accelerate growth in their business.

A Strong and Loyal Corporate Client Base

Our PRC operating entities’ brand name and reputation have enabled them to develop and retain a strong and loyal corporate client base for their Event Planning and Execution and Marketing businesses. Our PRC operating entities’ corporate client base mainly covers industries such as consumer goods, advertising and marketing, and media. From the start of our PRC operating entities’ operations in 2007 to June 2021, we had provided event planning and execution and marketing services to an aggregate of 343 corporate clients, of which 183 are returning clients to whom we provided services more than once. Our corporate clients include, to name a few, Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Xiamen Mastermind Advertising Co., Ltd., Fujian Yunbang Culture Communication Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd., Guangzhou President Enterprise Co., Ltd., Hongxing Erke Group, and Blue Hat Integrative Entertainment Technology.

An Experienced Management Team Able to Leverage the Capabilities of Our Organization

Our PRC operating entities’ senior management team is led by Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, who has approximately 20 years of experience in the marketing industry. Mr. Huang also has considerable experience in the hip-hop industry—he began learning street dance in 1998, cofounded JWM Crew Dance Club, a street dance club based in Fujian Province, in 2002, and was an advisor to the M-ZONE National Street Dance Competition held in 2008. Our PRC operating entities’ management team is comprised of highly skilled and dedicated professionals with wide ranging experience in event planning and execution, services, business development, and marketing. In addition, members of our PRC operating entities’ management team have built extensive network in the entertainment industry over the years. We believe that our PRC operating entities’ management will be able to effectively grow their business through continued operating improvement and relationship building.

Our PRC operating entities have cultivated an experienced and skilled work force, emphasizing collaboration, individual accountability, flexibility, and willingness to deliver high-quality services to their clients. Our PRC operating entities’ senior management team is able to leverage the capabilities of this broader work force to facilitate their ongoing and long-term relationships that are key to their event planning and execution and marketing services and hip-hop events. Our PRC operating entities’ combined team offers substantial industry experience and in-depth knowledge of the Chinese hip-hop related markets.

Our Strategies

Our PRC operating entities seek to be a leader in the promotion of hip-hop culture and its values in China, creating long-term value for fans, artists, corporate clients, and sponsors. Specially, our PRC operating entities plan to implement the following strategies:

Develop and Operate Online Content

As an attempt to explore additional revenue sources and in response to the COVID-19 outbreak, our PRC operating entities have accelerated the development and operation of online content since 2020. Our PRC operating entities have created 16 hip-hop related online programs, such as music videos and street dance performance videos, in 2020 and 2021 using their hip-hop related intellectual property portfolio. See “—The Business Model—Event Hosting—Online Hip-Hop Programs.” In addition, our PRC operating entities intend to cooperate with Internet and TV providers in China to develop and distribute online content tailored for their customers.

Expand and Enhance Our PRC Operating Entities’ Portfolio of Concerts and Hip-Hop Events

As our PRC operating entities have shifted our focus to developing the Event Hosting business in recent years, we believe that continually expanding and enhancing their portfolio of concerts and hip-hop events are essential to maintaining their growth momentum. Our PRC operating entities intend to enter into performance agreements with artists and music companies with greater influence to attract a larger audience. Our PRC operating entities plan to continue to increase the size and influence of their existing hip-hop events and develop new hip-hop intellectual property in-house based on participant, sponsor, and sales staff feedback and their in-house industry research.

Exploit Revenue-Generating Opportunities for Our PRC Operating Entities’ Hip-Hop Related Intellectual Property Portfolio

Our PRC operating entities have primarily monetized their hip-hop related intellectual property portfolio by hosting hip-hop events and receiving sponsorship fees from advertisers. To maximize the potential of their hip-hop related intellectual property portfolio, our PRC operating entities intend to cooperate with third parties to develop a street dance training business and to create and monetize derivative works of their current intellectual property. For instance, our PRC operating entities plan to work with publishers and comics companies to create picture books, comics, and textbooks for teenagers based on “Hip Hop Master (image)” trademark. In addition, our PRC operating entities intend to enter into co-branding partnerships with manufacturers of shoes, clothing, food, and beverages, and create co-branded products.

Develop and Deepen Relationships with Corporate Clients

As more companies seek to expand their brand presence among the younger generation, our PRC operating entities intend to leverage their deep understanding of this generation and develop cooperation relationships with new corporate clients. Our PRC operating entities plan to focus on companies in fast-moving consumer goods, communications, automobile, Internet product, and fashion industries.

Our PRC operating entities strive to continuously exceed their corporate clients’ expectations of their performance and will continue to bring their expertise and creative vision to refine and enhance their clients’ event and marketing strategies. We believe this deepens our PRC operating entities’ relationships with existing corporate clients and helps our PRC operating entities continue to be their trusted partner and their first choice for hosting events and executing marketing strategies.

Attract and Recruit Highly-Qualified Professionals to Join Our PRC Operating Entities

In order to expand and grow their business, our PRC operating entities need to aggressively recruit and attract highly-qualified professionals to join their team. The events and marketing in the hip-hop industry are labor-intensive and they require experienced and skilled planning and design personnel. Further, given that the hip-hop event development and hosting require great creativity and a good insight about emerging cultural trends, it is even harder for companies to recruit and retain talents with necessary experience and skills.

Further Enhance Our PRC Operating Entities’ Brand Recognition

Our PRC operating entities will continue to enhance their brand recognition in the hip-hop industry. Our PRC operating entities plan to continue bidding for and carrying out corporate and marketing events in strategically selected locations to showcase their strong event planning and execution capabilities. Our PRC operating entities plan to develop and host more hip-hop events to attract fans and enhance their brand recognition. Their branding strategy will fully embrace the latest trends in social-based marketing activities, in a cost-effective manner by leveraging their word-of-mouth reputation.

The Business Model

Our PRC operating entities generate revenue from the following principal businesses:

●	Event Hosting. Our PRC operating entities’ Event Hosting business is built around their portfolio of hip-hop intellectual property and strong cooperation with artists and music companies. Our PRC operating entities host concerts and hip-hop related events, including a stage play, three dance competitions, two cultural and musical festivals, and two promotional parties, and create hip-hop related online programs. Our PRC operating entities generally organize, operate, and monetize these concerts, hip-hop events, and online hip-hop programs themselves, and derive revenue mainly through sponsorship fees provided by advertisers at those events and ticket sales.

●	Event Planning and Execution. Our PRC operating entities’ Event Planning and Execution business is primarily built upon their deep understanding of the preferences of the younger generation, extensive event planning capabilities, and strong connections within the events industry. Instead of carrying out the execution of events themselves, our PRC operating entities typically engage third-party service providers to do so, allowing them to focus their time and energy on the general planning of events and coordination among the various parties at a specific event. To ensure the quality of execution services provided by third-party service providers, our PRC operating entities adopt a standard process of quality control, consisting of selection, inspection, and review.

●	Marketing. Our PRC operating entities’ Marketing business focuses on maximizing the potential of their experience in the marketing industry and their long-term relationship with advertising companies by assisting their clients in the creation and promotion of brands, especially among the younger generation.

The following table presents our revenue and gross profit for the fiscal years ended June 30, 2019, 2020, and 2021. See also “Item 5. Operating and Financial Review and Prospects—A. Results of Operations.”

	Revenue			Gross Profit
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,
	2019	2020	2021	2019	2020	2021
Event Hosting	$6,532,438	$7,630,377	$14,978,643	$2,316,341	$2,302,064	$4,632,718
Event Planning and Execution	9,952,530	5,493,851	9,196,773	2,306,433	915,117	1,643,251
Marketing	2,546,798	2,563,852	1,351,141	1,250,455	1,312,052	948,094
Total	$19,031,766	$15,688,080	$25,526,557	$5,873,229	$4,529,233	$7,224,063

Event Hosting

Our PRC operating entities have been hosting their own hip-hop related events in China for over a decade. Their portfolio of hip-hop events includes a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties. In addition, our PRC operating entities cooperate with music companies and artists and host various concerts in China. Starting from 2020, our PRC operating entities have also created online hip-hop programs to explore additional revenue-generating opportunities for their hip-hop related intellectual property portfolio.

Our PRC operating entities primarily monetize these concerts, hip-hop events, and online hip-hop programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and tickets to advertisers in exchange for sponsorship fees, and by selling tickets for those concerts. Revenue from our PRC operating entities’ Event Hosting business was $6,532,438, $7,630,377, and $14,978,643 for the fiscal years ended June 30, 2019, 2020, 2021, respectively, which accounted for 34%, 49%, and 59% of our total revenue for those fiscal years, respectively.

During the fiscal years ended June 30, 2019, 2020, and 2021, our PRC operating entities hosted concerts and hip-hop events in 6, 12, and 22 cities in China, respectively. The following table sets out the key performance indicators for our PRC operating entities’ Event Hosting business for the fiscal years indicated:

	Fiscal Years Ended June 30,
	2019	2020		2021
Hip-Hop Events (#)	30	48		64
Hip-Hop Event Participants (#)	102,000	127,930		159,200
Concerts (#)	6	0		0
Concert Audience (#)	20,000	0		0
Online Hip-Hop Programs (#)	0	16	*	16	**
Online Hip-Hop Program Views (#)	0	100,000,000		314,000,000

*	Two of the 16 online hip-hop programs generated revenue during the fiscal year ended June 30, 2020.
**	Four of the 16 online hip-hop programs generated revenue during the fiscal year ended June 30, 2021.

Representative Hip-Hop Events

The following chart summarizes our PRC operating entities’ representative events in the Event Hosting business during the fiscal years ended June 30, 2019, 2020, and 2021:

●	Move it (一起跃动街舞舞台剧). See “—Case Study—Move It” below.

●	China Battle Championships (CBC街舞冠军赛, “CBC”). CBC is an annual street dance competition our PRC operating entities have organized since 2010. From 2016 to 2018, the number of host cities increased from one to three and the number of contestants increased from 300 to 1,500. During the 2019 CBC held in 18 cities and the 2020 CBC held online and in five cities, a total of 14,600 and 4,000 contestants competed in four types of dance, namely, breaking, popping, teenager freestyle, and group dance, respectively. As of the date of this annual report, the 2021 CBC is still in progress and 4,800 contestants have participated in the competitions held online and in six cities. As an effort to promote the cultural exchange with respect to hip-hop between U.S. and China, our PRC operating entities have invited U.S. street dancers and disc jockeys, including Steffan “Mr. Wiggles” Clemente, Junior Boogaloo, Slim Boogie, and Dj Lean Rock, to serve as judges and guests in our events.

●	Cross-Strait Hip-Hop Culture Festival (海峡两岸潮流文化节, “CHCF”). CHCF is an annual cultural festival focusing on hip-hop culture and communication between teenagers of Mainland China and Taiwan. Our PRC operating entities have been co-hosting CHCF since its establishment in 2017. Representative activities during the cultural festival include teenager street dance competitions, hip-hop industry forums, and hip-hop art exhibitions. Approximately 9,710 people participated in CHCF in 2019. As part of CHCF, the 2020 4th Hip-Hop Culture Industry Forum was held in Xiamen on December 20, 2020 and attracted 200 participants. We currently expect to host the 2021 CHCF in December 2021.

●	Hip-Hop Party (嗨趴). Hip-Hop Party is a series of promotional parties in karaoke bars we held in 2019 and 2020 to promote hip-hop culture and our brand. From April 20, 2019 to May 25, 2019, our PRC operating entities held six promotional parties in five cities of Fujian Province, attracting a total attendance of approximately 2,600. In 2020, our PRC operating entities held over 20 promotional parties in three cities of Fujian Province, attracting a total attendance of approximately 7,000. In 2021, our PRC operating entities held 23 promotional parties in three cities of Fujian Province, attracting a total attendance of approximately 23,600.

●	Popcity Music Festival (潮圣音乐节). Popcity Music Festival is a hip-hop music festival our PRC operating entities held in Xiamen in 2019, 2020, and 2021. During the event, famous disc jockeys and masters of ceremonies, street dancers, rappers, and noticeable local bands performed together with students and teachers of Hip Hop Master, a street dance school in Xiamen. The event attracted an attendance of approximately 2,000, 4,000, and 5,000 in 2019, 2020, and 2021, respectively.

●	Mini Master (街舞萌主展演). Mini Master is a street dance exhibition and performance our PRC operating entities held in Xiamen in 2019, 2020, and 2021. Our PRC operating entities designed the event to promote street dance and hip-hop culture among kids. Major activities of the event included street dance competitions for kids and exhibitions of derivatives of hip-hop intellectual property. The event attracted an attendance of approximately 270, 150, and 400 in 2019, 2020, and 2021, respectively.

●	Super Hip-Hop Dream (SHD超级街舞梦想营). Super Hip-Hop Dream is a series of street dance events focusing on teenagers our PRC operating entities held annually since 2017. The 2019 events, each lasted two days, were held in 10 different cities in Fujian Province; the 2020 events lasted 30 days and were held in nine different cities in Fujian Province; and we are currently holding the 2021 events in nine different cities in Fujian Province. Major activities of the events included teenager street dance competitions, hip-hop classes, and hip-hop training camps. The events attracted an attendance of approximately 2,420, and 3,000, in 2019 and 2020, respectively.

Case Study—Move It

Move it is a two-hour long street dance stage play, the first of its kind in China, produced in cooperation with Masters Production, a German third-party production company, and several U.S. directors, including Angel Feliciano, Amen Ra “Bam Bam” Valentine, SamO, and Garrick Footman. The first round of 12 performances of Move It ran from December 2018 to June 2019 in 10 cities in China, attracting a total attendance of approximately 46,000. In 2020, performances of Move It ran in eight cities in China, attracting a total attendance of approximately 10,000. In 2021, performances of Move It ran in 14 cities in China, attracting a total attendance of approximately 63,400.

普普文化
POP CULTURE GROUP
MASTER
一起跃动
百老汇团队用心打造国内现象级街舞剧
MOVE IT
总冠名：
贵人鸟
战略合作：
7-PE

The success of the show epitomized the development team’s high degree of professionalism and deep understanding of the hip-hop industry. Our PRC operating entities mobilized a development team of five well-recognized producers, each with a proven track record of producing a variety of street dance related shows. Our PRC operating entities also gathered a team of 25 experienced street dancers, including the leading actor, Baihua Tu (“小白”), and leading actress, Daiqing Liang, both of whom were noticeable participants in Chinese dance competition shows such as Street Dance of China and Shake It Up.

Most importantly, our PRC operating entities’ in-depth understanding of the hip-hop industry allows them to more accurately predict the cultural trend and audience taste. Our PRC operating entities observe that hip-hop, although still a niche music genre in China, has already been integrated into mainstream pop culture in recent years through various channels, such as rap competitions and reality shows, apparels, trending buzzwords, and related music formats. We believe young Chinese’s demand for transformative entertainment themes and hip-hop would be the next emerging cultural trend. Our PRC operating entities’ in-depth knowledge of young Chinese audience enables them to place the most appealing elements into the show.

Concerts

Our PRC operating entities enter into performance agreements with artists or music companies, pursuant to which our PRC operating entities pay performance fees and arrange for the execution of concerts, in exchange for the right to ticket sales revenue and to sponsorship revenue for such concerts. Instead of selling concert tickets directly to fans, our PRC operating entities typically sell them through third parties, such as ticketing platforms, media companies, and marketing companies, or include them as part of the sponsorship packages provided to advertisers. The price of these concert tickets is generally between $26 and $188. Our PRC operating entities had ticket sales revenue in the amount of $946,252, $nil, and $nil during the fiscal years ended June 30, 2019, 2020, and 2021, respectively.

The chart below summarizes the concerts our PRC operating entities hosted during the fiscal year ended June 30, 2019. Our PRC operating entities did not host any concert during the fiscal years ended June 30, 2020 and 2021.

Dates	Name	Location	Size of Audience Approximately
08/11/2018	20●Yu Quan 20-Year Anniversary Tour (Changsha)	Changsha	7,908
08/18/2018	20●Yu Quan 20-Year Anniversary Tour (Wuhan)	Wuhan	6,404
08/18/2018	2018 Ou-yang Nana 18 Transboundary Concert Tour (Chengdu)	Chengdu	2,016
12/02/2018	2018 Lisa Ono 30-year Anniversary Concert Tour (Xiamen)	Xiamen	3,955
12/15/2018	2018 Li Yundi Concert Tour (Nanchang)	Nanchang	1,514
01/01/2019	2019 Li Yundi Concert Tour (Chongqing)	Chongqing	2,980

Online Hip-Hop Programs

Our PRC operating entities have created 16 online hip-hop programs since March 2020, some of which are Hip-Hop Master (街舞大狮兄), Popping Master (Popping大师), Top Dance Show (TDS街舞达人现场), China Battle Championships (CBC街舞冠军赛), and Pop Trendy Shoes (Pop潮履). Hip-Hop Master is an online street dance tutorial program and consists of 64 episodes of one-minute short music videos that teach beginner street dance moves, tips, and tricks. Popping Master, Top Dance Show, and China Battle Championships are collections of street dance performance videos from hip-hop events our PRC operating entities hosted in recent years, showcasing the talents of hip-hop dancers and fans who participated in our PRC operating entities’ street dance competitions and other hip-hop events. Pop Trendy Shoes is a collection of short music videos on trendy shoes related to hip-hop culture. Starting from March 2020, our PRC operating entities have distributed these short music videos on popular video sharing platforms in China, such as TikTok, Kuaishou, iQiyi, Xiaohongshu, and Xigua Video, and these videos had collectively generated over 414 million views as of June 30, 2021. Our PRC operating entities monetize these online hip-hop programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and the right to use related images and videos in exchange for sponsorship fees.

Sponsors and Sponsorship Packages

Advertisers that sponsor our PRC operating entities’ concerts, hip-hop events, and online hip-hop programs include consumer goods companies, advertising and marketing companies, and media companies. During the fiscal years ended June 30, 2019, 2020, and 2021, our PRC operating entities received sponsorship fees from 16, 18, and 13 sponsors in an aggregate amount of $5,774,639, $7,630,376, and $14,978,643 respectively. The price of our PRC operating entities’ sponsorship packages ranges from approximately $14,600 to $1,463,000.

The sponsorship packages our PRC operating entities provide to sponsors of a hip-hop event, concert, or online hip-hop program typically include different sponsorship levels and consist of one or a combination of the following sponsorship benefits:

●	exclusive “Presented By” sponsorship distinction on event signage, program, and power point presentation;

●	on-stage speaking opportunities to highlight presenting sponsorship;

●	opportunities to present event awards;

●	acknowledgement from podium;

●	acknowledgment and promotion on social media and event websites;

●	standing banners announcing sponsorship;

●	recognition as sponsor in publications sent to event participants;

●	onsite marketing opportunities;

●	seats at the event dinners;

●	complimentary tickets;

●	advertising spots;

●	logo recognition in all event collateral materials; and

●	right to use event-related images and videos for marketing purposes.

Marketing of Concerts, Hip-Hop Events, and Online Hip-Hop Programs

Our PRC operating entities promote their concerts, hip-hop events, and online hip-hop programs through multiple advertising channels, including:

●	social media, principally WeChat and Weibo;

●	advertisements on outdoor billboard or through radio broadcasts;

●	advertisements on televisions and LED screens in elevators; and

●	alternative media advertising.

Our PRC operating entities acquire sponsors of concerts, hip-hop events, and online hip-hop programs directly and through referrals from their existing corporate clients and sponsors. Our PRC operating entities also assign the rights to acquire sponsors to third-party agencies and rely on these agencies to find sponsors for their concerts, hip-hop events, and online hip-hop programs.

Event Hosting Team

As of June 2021, our PRC operating entities had seven employees dedicated to the Event Hosting business, including two managers, three designers, and two event planners. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

In addition, our PRC operating entities draw from their in-house event planning and execution capabilities and cooperate with third parties to provide services to advertisers and cooperative partners. Please refer to “—Event Planning and Execution—Event Planning and Execution Team and Third-Party Service Providers” below.

Event Planning and Execution

Since the inception of Xiamen Pop Culture in 2007, our PRC operating entities have been providing comprehensive event planning and execution services to corporate clients in China. Our PRC operating entities distinguish their event planning and execution services from those provided by other companies by adding significant hip-hop elements, such as street dance performances, hip-hop music, and hip-hop fashion and style, into their event plan and event material design for all events.

The geographic areas our PRC operating entities focus on are the eastern and southern areas of China, such as Fujian, Guangdong, and Zhejiang Provinces and Shanghai, where some of the largest and wealthiest cities in China are located and the demand for their services is the strongest.

Revenue from our PRC operating entities’ Event Planning and Execution business was $9,952,530, $5,493,851, and $9,196,773 for the fiscal years ended June 30, 2019, 2020, and 2021, respectively, which accounted for 52%, 35%, and 36% of our total revenue for those fiscal years, respectively.

The following table sets out the key performance indicators for our PRC operating entities’ Event Planning and Execution business as of the fiscal years indicated.

	Fiscal Years Ended June 30,
	2019	2020	2021
Events (#)	43	51	59
Clients (#)	35	16	24

Client Acquisition Channels

We believe our PRC operating entities have built up strong connections within the events industry and, as a result, their existing clients and cooperative third-party service providers regularly refer potential clients to them. In addition, some sponsors of our PRC operating entities’ concerts, hip-hop events, and online hip-hop programs have become clients of their event planning and execution services after they cooperated with our PRC operating entities and experienced our PRC operating entities’ planning and execution capabilities.

Some of our PRC operating entities’ potential clients publish request for tender notices of proposed marketing or corporate events on their official websites or third-party websites. Our PRC operating entities have a dedicated team conducting routine searches on these websites, especially those of our targeted regions.

Our PRC operating entities also have some clients who seek their event planning and execution services as a result of their marketing efforts.

Services

Depending the goal of each event, our PRC operating entities’ event planning and execution services may include one or a combination of the following responsibilities:

●	Communication. Our PRC operating entities communicate with clients to understand the goal of their events, connect clients with third-party service providers, and assist in their communication with event participants and third-party service providers.

●	Planning. Our PRC operating entities help clients plan the details of their events, including logistics, budget, venue, entertainment, catering, and contingency plans.

●	Design. Our PRC operating entities provide design services, including event logo and mascot creation, concept, and appearance, exhibition model design, and venue dressing.

●	Production. Through third-party event material producers, our PRC operating entities produce event materials such as signs and banners, badges and name-tags, promotional items, and gift and award items.

●	Reception. Our PRC operating entities arrange the invitation and reception of key participants of an event, and provide transportation and hospitality services.

●	Execution. Our PRC operating entities arrange the building of event stages, decoration of venues, distribution of event materials, and supervise the execution of other aspects of events.

●	Analysis. Our PRC operating entities provide after-event marketing services and collect event participant feedback, summarize the results of event execution, and issue detailed reports to clients for evaluation purposes.

Clients

Clients of our PRC operating entities’ event planning and execution services include advertising and media service providers, industry associations, and companies in a wide range of industries such as consumer goods, real estate, tourism, entertainment, technology, e-commerce, education, and sports. Our PRC operating entities had two, one, and 0 clients that accounted for more than 10% of our annual revenue for the fiscal years ended June 30, 2019, 2020, and 2021, respectively. Our PRC operating entities’ repeat customers, among others, include Heng’an (China) Paper Industry Co., Ltd., Xiamen Mastermind Advertising Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd., and Beijing Taiji Culture Communication Co., Ltd.

For the fiscal year ended June 30, 2019, our PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Heng’an (China) Paper Industry Co., Ltd.	$2,251,663	11.35%
2	Guangzhou Taiji Advertising Co., Ltd.	$2,104,177	10.60%
3	Fuzhou Xinsiyu Culture Communication Co., Ltd.	$1,423,407	7.17%
4	Hangzhou Jiandanmei Blockchain Technology Co., Ltd.	$654,986	3.30%
5	Shanghai Duyuan Culture Communication Co., Ltd.	$630,727	3.18%
	Total	$7,064,960	35.60%

For the fiscal year ended June 30, 2020, our PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Guangzhou Taiji Advertising Co., Ltd.	$2,771,735	17.67%
2	Fuzhou Xinsiyu Culture Communication Co., Ltd.	$818,171	5.22%
3	Beijing Taiji Culture Communication Co., Ltd.	$538,516	3.43%
4	Xiamen Mastermind Advertising Co., Ltd.	$335,398	2.14%
5	COFCO Coca-Cola Beverages (Beijing) Limited	$243,836	1.55%
	Total	$4,707,656	30.01%

For the fiscal year ended June 30, 2021, our PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Fuzhou Xinsiyu Culture Communication Co., Ltd.	$1,904,513	7.46%
2	Heng’an (China) Paper Industry Co., Ltd.	$1,781,433	6.98%
3	Guangzhou Taiji Advertising Co., Ltd.	$1,659,504	6.50%
4	Fujian Yunbang Culture Communication Co., Ltd.	$1,565,205	6.13%
5	Shanghai Chenrong Culture Development Co., Ltd.	$655,255	2.57%
	Total	$7,565,910	29.64%

Case Study—Selected Clients

Heng’an (China) Paper Industry Co., Ltd.

Heng’an (China) Paper Industry Co., Ltd. (“Heng’an Paper”) is a subsidiary of Hengan International Group Co., Ltd. (SEHK:1044), a producer of sanitary napkins and baby diapers in China. In 2010, Heng’an Paper engaged our PRC operating entities to plan and execute its marketing events because of their event-related experience and industry knowledge. Since then, our PRC operating entities have helped Heng’an Paper successfully organize multiple entertainment and marketing events.

May to June 2019—2019 The Fifth Mind Act Upon Mind Paper Fashion College Music Gathering (2019年第五季心相印纸时尚青春音乐汇). As the general manager of offline events of the music gathering, our PRC operating entities planned the timeline of and ran all the offline events, including pre-event marketing in 40 colleges and universities in China, applications, eight city-level competitions, top 12 training, and finals and concerts in the southern and northern divisions.

October to December 2020—2020 The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering (2020年第六季心相印纸时尚青春音乐汇). As the general manager of offline events of the music gathering, our PRC operating entities planned the timeline of and ran all the offline events, including pre-event marketing in 50 colleges and universities in China, applications, eight city-level competitions, and finals and concerts in the southern and northern divisions.

May to August 2021—2021 The Seventh Mind Act Upon Mind Paper Fashion College Music Gathering (2021年第七季心相印纸时尚青春音乐汇). As the general manager of offline events of the music gathering, our PRC operating entities planned the timeline of and ran all the offline events, including pre-event marketing in 16 colleges and universities in China, applications, eight city-level competitions, and finals and concerts in the southern and northern divisions.

Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology (Nasdaq: BHAT) is a producer, developer, and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features.

January 2018—AR Racer Championship 2017 (2017AR飞车全国竞技大赛总决赛). Our PRC operating entities provided services including event material production, logistics planning, video shooting, and media publicity.

March 2018—AR Racer Shanghai and Fuzhou Game Exhibitions (AR飞车上海及福州游戏展览). Our PRC operating entities planned and executed two game exhibitions in Shanghai and Fuzhou.

April 2018—AR E-Sports and AR Zombie Fights (AR电竞及AR僵尸大作战). Our PRC operating entities arranged the building of event stages, decorated the venue, and designed and produced exhibition model for a gaming event in Xiamen.

Depending on the needs of our PRC operating entities’ clients and the length of the events, the length of service can range from one to six months, but usually is less than three months.

Our PRC operating entities’ fee for providing event planning and execution services for an event is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employees and independent contractors involved, and the desired effect of the event. The range of our PRC operating entities’ fee is usually between $800 and $1,210,000 and our PRC operating entities usually extend to their customers credit terms ranging from 30 to 180 days after they successfully provide services. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Representative Events

Most of the events our PRC operating entities plan and execute for corporate clients are marketing events with an emphasis on the younger generation, such as university students and young professionals. The following charts summarize our PRC operating entities’ top 10 events in terms of contract amount in the Event Planning and Execution business during the fiscal years ended June 30, 2019, 2020, and 2021.

Representative Events for the Fiscal Year Ended June 30, 2019

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
05/2019 to 06/2019	Heng’an (China) Paper Industry Co., Ltd.	Beijing, Hangzhou, Guangzhou, Chengdu, Shenyang, Xi’an, Wuhan, Jinan	2019 The Fifth Mind Act Upon Mind Paper Fashion College Music Gathering	$1,245,713	Offline event planning and execution, including pre-event marketing in 40 colleges and universities in China, applications, eight city-level competitions, top 12 training, and finals and concerts in the southern and northern divisions

05/2019	Hangzhou Jiandanmei Blockchain Technology Co., Ltd.	Hangzhou, Zhejiang	Jiandanmei Blockchain Planning and Marketing Activities	$712,255	Event planning, execution, recruiting and management of event personnel, and event report drafting

06/2019	Shanghai Duyuan Culture Communication Co., Ltd.	Shanghai	2019 China Fortune Land Development Digital Theme International Exhibition	$685,875	Event planning and execution, street dance performance, communication with third parties, stage building, and venue decoration

02/2019	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Sanya, Hainan	2019 Dongfeng Scenery Fan Festival	$665,357	Event planning and execution, entertainment, event material production, stage building, and venue decoration

04/2019	Guangzhou Taiji Advertising Co., Ltd.	Shanghai	2019 GAC Group New Energy Shanghai Exhibition	$615,529	Event planning and execution, video making, and news release

04/2019 to 05/2019	Beijing Taiji Culture Communication Co., Ltd.	Ningbo, Shanghai, Hangzhou, Dongguan, Shenzhen, Guangzhou, Foshan, Wuxi	2019 GAC Group “Acura” Test Drive Events	$498,285	Stage building, coordination with third parties, and media services

05/2019	Fuzhou Maibo Culture Communication Co., Ltd.	Fuzhou, Fujian	2019 BMW Dealer Annual Meeting	$498,285	Event planning and execution, reception, coordination with third parties, recruitment, training, and management of event personnel, street dance and music performance, media services, and venue decoration

05/2019	Guangzhou Taiji Advertising Co., Ltd.	Wanning, Hainan	2019 Dongfeng-Nissan Customer Test Drive Event	$425,008	Stage building, coordination with third parties, event material production, and media services

10/2018 to 12/2018	Xiamen Many Idea Interactive Co., Ltd.	Xiamen, Fujian	Gulangyu Music Festival	$410,353	Event planning, coordination with third-party media, and online advertising

10/2018 to 12/2018	Dongfang Shuimo (Quanzhou) Cultural Industry Investment Development Co., Ltd.	Jinjiang, Fujian	A series of hip-hop events hosted in Jinjiang Hongshan Culture Development Park, including hip-hop events	$381,042	Event planning, stage design and building, coordination with third parties

Representative Events for the Fiscal Year Ended June 30, 2020

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
11/2019 to 12/2019	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou, Guangdong	Guangqi Honda Auto Guangzhou 2019 Exhibition	$540,548	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration

08/2019 to 09/2019	Guangzhou Taiji Advertising Co., Ltd.	Xi’an, Chengdu, Chongqing, Changsha, Dongguan, and Guangzhou	2019 Trumpchi World with No Bend	$462,311	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration

01/2020	Guangzhou Taiji Advertising Co., Ltd.	Chengdu, Sichuan	Guangqi Honda 2020 Special Shop Meeting	$402,479	Event planning for exhibition of new automobile, industry conference, and award ceremony

10/2019 to 12/2019	Xiamen Mastermind Advertising Co., Ltd.	Xiamen, Fujian	Migu Anime 2019 Nijigen Strategy Execution Activity	$355,624	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration

12/2019	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou, Guangdong	2019 Guangqi NIO First Product Release	$295,879	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration

12/2019	Xiamen Many Idea Interactive Co., Ltd.	Xiamen, Fujian	2019 Xiamen International Fashion Week	$256,049	Coordination with third-party performers

11/2019 to 12/2019	Guangzhou Taiji Advertising Co., Ltd.	Pazhou, Guangdong	2019 Guangqi New Energy Guangzhou Exhibition	$241,487	Stage building, coordination with third parties, and media services

9/2019	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou, Guangdong	2019 Accord Night of Curiosity	$238,804	Stage building, coordination with third parties, and media services

10/2019	Guangzhou Taiji Advertising Co., Ltd.	Beijing	2019 Accord Night of Curiosity	$238,804	Stage building, coordination with third parties, and media services

10/2019	Beijing Taiji Culture Communication Co., Ltd.	Nanjing, Jiangsu	2019 Yadea Marketing Event	$216,533	Stage building, coordination with third parties, and media services

Representative Events for the Fiscal Year Ended June 30, 2021

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
04/2021 to 12/2021	Guangzhou Taiji Advertising Co., Ltd.	Sanya, Hainan	2021 BMW Southern Region Meeting	$3,170,864	Event planning, reception, coordination with third parties, media services, and venue design and decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering	$1,065,502	Offline event planning and execution, including pre-event marketing in 50 colleges and universities in China, applications, eight city-level competitions, and finals and concerts in the southern and northern divisions

09/2020	Shanghai Chenrong Culture Development Co., Ltd.	Guangzhou, Zhenjiang, Wuchuan	2020 Huahe Nanguo Mingyuan Stars Carnival	$655,255	Event execution, coordination with third-party performers, reception, event material production, stage building, and venue decoration

03/2021	Fujian Yunbang Culture Communication Co., Ltd.	Zhuhai, Guangdong	“Song of Qin’ao” City Concert	$612,521	Event execution, coordination with third-party performers, reception, event material production, stage building, and venue decoration

05/2021	Fujian Yunbang Culture Communication Co., Ltd.	Jian’ou, Fujian	The 3rd China Bamboo Shoot and Bamboo Industry (Jian'ou) Summit Forum	$427,340	Event planning, coordination with third parties, reception, event material production, media services, stage building, and venue decoration

04/2021	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Fuzhou, Fujian	The Fourth Digital China Summit China Mobile Exhibition Area Planning	$398,851	Event planning, coordination with third parties, reception, event material production, media services, stage building, and venue decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering – Stars Attending the Finals	$386,814	Reception for stars attending the finals

10/2020 to 12/2020	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Fuzhou, Fujian	2020 China Mobile Fuzhou Promotional Activities	$330,476	Event material design and production, stage design and building, and venue decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering – Coaches Related	$317,901	Reception for coaches of the event

11/2020	Fuzhou Maibo Culture Communication Co., Ltd.	Xiamen, Fujian	Huaqiao University 60 Year Anniversary Alumni Reunion	$296,289	Event planning, reception, coordination with third parties, media services, and venue design and decoration

Event Planning and Execution Team and Third-Party Service Providers

As of June 2021, our PRC operating entities had 20 employees dedicated to the Event Planning and Execution business, including four event planners, six creative staff, six operational staff, and four customer service agents. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

Third-party service providers our PRC operating entities regularly cooperate with include event venue providers, entertainment performance companies, electronic equipment providers, event material producers, event carpentry service providers, security service providers, general event execution service providers, and advertising companies. During the fiscal years ended June 30, 2019, 2020, and 2021, our PRC operating entities cooperated with 35, 108, and 84 third-party service providers on 35, 54, and 127 events, respectively.

To ensure that our PRC operating entities only cooperate and work with qualified third-party service providers, their management formed a standard process to evaluate these companies and control the quality of their services, which include the following steps:

●	Selection. Our PRC operating entities select the third-party service providers for an event based on quality of products and services, prices, delivery time, customer services, and ability to fulfill contracts. Our PRC operating entities request potential service providers interested in an event to submit an application form with copies of business registration certificates.

●	Inspection. After a third-party service provider begins cooperating with our PRC operating entities on an event, they regularly inspect its performance during different stages of the event according to detailed specifications and timeline for products or services in our agreement with the service provider.

●	Review. Our PRC operating entities review performance of each third-party service provider after an event, and rate them according to quantity and quality of products and services, timeliness, prices, and customer services. Depending on the performance of a service provider, our PRC operating entities will increase, decrease, or even terminate their cooperation with it.

Our PRC operating entities typically do not enter into long-term supplying contracts with these third-party service providers, but only enter into event execution contracts for specific events after they finish the planning and design of the events. Our PRC operating entities’ event execution contracts with third-party service providers specify quantity and specifications of products or services, unit price of each product or service, delivery time, and payment date, among other things.

Marketing

Corporate clients seek our PRC operating entities’ marketing services because of their rich experience in organizing marketing campaigns, particularly among the younger generation. Our PRC operating entities enter into service agreements with their marketing clients, and provide different marketing solutions depending on their specific needs, target markets, and potential customers. If a company does not currently have a brand, our PRC operating entities systematically create a brand that fits its products and core value; if a company already has an established brand but wants to enter a new business or market, our PRC operating entities work with the company to add new elements to its brand, making it more attractive and memorable to the target customers. As of June 2021, our PRC operating entities had five employees dedicated to the Marketing business.

Clients of our PRC operating entities’ Marketing business are typically consumer goods companies and advertising and media service providers, including Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd, Fujian Yunbang Culture Communication Co., Ltd., and Xiamen Chengda Sihai Culture Communication Co., Ltd. Our PRC operating entities provided marketing services to 21, 16, and 24 clients during the fiscal years ended June 30, 2019, 2020, and 2021 respectively. Revenue from our PRC operating entities’ Marketing business was $2,546,798, $2,563,852, and $1,351,141 for the fiscal years ended June 30, 2019, 2020, and 2021, respectively, which accounted for 14%, 16%, and 5% of our total revenue for those fiscal years, respectively.

The following are some of the marketing services our PRC operating entities offer:

●	Trademark and Logo Design. Our PRC operating entities assist clients in their Chinese or English company or brand name choice, logo design, symbol design, and trademark design.

●	Visual Identity System Design. The visual identity system of a company includes its name, signature color, logo, and slogan. Over time, this visual identity becomes associated with the organization, and thereby reinforces its messages and personality. Based on our PRC operating entities’ understanding of their clients’ company culture and long-term goals, our PRC operating entities assist them in creating a visual identity that attracts potential customers and suitable for future growth. For example, our PRC operating entities helped design the fonts, logo, signature color, and other related items of Yuanma Agent, catering to the preference of this technology company.

●	Brand Positioning. Brand positioning is the conceptual place a brand wants to own in its target customers’ mind. Our PRC operating entities focus on connecting brand functions to the needs of customers to maximize customer relevancy and competitive distinctiveness, in order to maximize brand value. Our PRC operating entities help their clients determine their current position, identify their direct competitors and how these competitors position their brand, identify the uniqueness of our clients, develop a distinct and value-based positioning idea, and craft a brand positioning statement and test its efficacy.

●	Brand Personality Design. Brand personality is a set of human characteristics that are attributed to a brand name, and customers are more likely to purchase a brand if its personality is similar to their own. Our PRC operating entities assist their clients in choosing one or more of the five main types of brand personalities with common traits, namely, excitement, sincerity, ruggedness, competence, and sophistication. Our PRC operating entities then provide suggestions to their clients on how to craft their brand personality and incorporating that brand personality into their products and marketing campaigns.

●	Digital Solutions. With our PRC operating entities’ expertise in web design, they assist their clients in setting up effective websites that both enhance their brands and cater specifically to target consumers. Our PRC operating entities also help their clients create video advertisements and promotion videos that enhance their brand image and presence and design and edit their clients’ videos for their corporate needs. For example, our PRC operating entities helped plan, shoot, and edit a video for a corporate event of Ab Inbev Sedrin Brewery Co., Ltd.

●	Advertisement Distribution. Our PRC operating entities cooperate with third-party advertising companies to distribute advertisements for their clients in multiple cities in the PRC, including Guangzhou, Shenzhen, Kunming, Harbin, Shenyang, Changchun, among others, usually through formats such as bus advertising, in which advertisements are placed on the inside or outside of buses, and television advertising. For bus advertising, our PRC operating entities determine the amount of service fees charged to a client based on the size of advertisements, the number of bus lines, the number of buses, and the length of display periods. For television advertising, our PRC operating entities determine the amount of service fees charged to a client based on the television channels, the length of advertisements, the position of display, the frequency of display, and the programs before or after the advertisements.

Competition

The hip-hop industry in China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few nationwide leading companies.

●	Event Hosting. Our PRC operating entities compete against other providers of hip-hop events, hosts of concerts, and creators of online hip-hop programs in particular, and providers and hosts of entertainment events in general, such as Beijing Hedgehog Brothers Culture Media Co., Ltd. Our PRC operating entities compete primarily on the basis of the following factors: (i) quantity and quality of concerts, events, and online programs, (ii) quantity and quality of sponsorship packages to advertisers, (iii) costs of carrying out concerts and events, and (iv) brand recognition.

●	Event Planning and Execution. Our PRC operating entities compete against advertising and marketing companies that operate offline events, such as Spearhead Integrated Marketing Communication Group. Our PRC operating entities compete on the basis of the following factors: (i) types and quality of services provided, (ii) costs of planning and running events, and (iii) brand recognition.

●	Marketing. Our PRC operating entities compete against advertising and marketing companies that offer marketing solutions for corporate clients, such as BlueFocus Communication Group Co. Ltd. Our PRC operating entities compete on the basis of the following factors: (i) types and quality of services provided, (ii) costs of offering marketing services, and (iii) brand recognition.

We believe that our PRC operating entities are well-positioned to effectively compete in these businesses based on the factors listed above. However, some of their current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than our PRC operating entities do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The markets in which our PRC operating entities operate are highly competitive.”

Employees

Our PRC operating entities had 37, 41, and 40 full-time employees as of June 30, 2019, 2020, and 2021. The following table sets forth the number of their full-time employees as of June 30, 2021:

Function:	Number
Management	3
Sales Center Management	4
Brand Marketing Department	14
Hip-Hop Department	6
Performance Department	2
Support Center	10
Office of the General Manager	1
Total	40

Our PRC operating entities enter into employment contracts with their full-time employees and standalone non-compete agreements with some of their key employees.

As required by regulations in China, our PRC operating entities participate in various employee social security plans that are organized by municipal and provincial governments for their full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. Our PRC operating entities are required under PRC law to make contributions from time to time to employee benefit plans for their full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that our PRC operating entities maintain a good working relationship with their employees, and they have not experienced material labor disputes in the past. None of their employees are represented by labor unions.

Facilities

Our principal executive offices are located in Xiamen, Fujian, China, where Xiamen Pop Culture leases offices from an independent third party with an area of approximately 10,763 square feet, with a lease term from May 20, 2020 to August 24, 2023 and a monthly rent of RMB57,200 (approximately $8,540). Xiamen Pop Culture is required to notify the landlord at least one month in advance if it would like to renew the lease.

Zhongjing Pop leases an office in Guangzhou from an independent third party with an area of approximately 768 square feet, with a lease term of two years from August 1, 2020 to August 1, 2022 and a monthly rent of RMB500 (approximately $74). Zhongjing Pop are required to notify the landlord at least 15 days in advance if it would like to renew the lease.

Pop Network leases an office in Xiamen from an independent third party with an area of approximately 861 square feet, with a lease term of one year from February 25, 2021 to February 24, 2022 and a monthly rent of RMB1,500 (approximately $224).

We believe that the offices that our PRC operating entities currently lease are adequate to meet their needs for the foreseeable future.

Intellectual Property

Our PRC operating entities are the owners of a portfolio of iconic brands in the PRC across a range of hip-hop events and related areas. For instance, our PRC operating entities hold the copyrights to the logo “CBC” for a dance competition. Our PRC operating entities own additional trademarks “Hip Hop Master” (“嘻哈大师”), “Hip-Hop Lion” (“嘻哈大狮”), and their logos related to street dance education. Their trademarks are in the form of plain-text words or design logos. As of the date of this annual report, Xiamen Pop Culture owns 20 trademarks in the PRC:

Trademark Name	Trademark Type	Registration Date	Expiration Date	Trademark Number
	Type 16	July 28, 2017	July 27, 2027	20288907

	Type 9	July 28, 2017	July 27, 2027	20288996

Hip Hop master	Type 16	July 28, 2017	July 27, 2027	20288977

	Type 9	July 28, 2017	July 27, 2027	20288943

Trademark Name	Trademark Type	Registration Date	Expiration Date	Trademark Number
	Type 41	July 28, 2017	July 27, 2027	20288720

嘻哈大狮	Type 41	July 28, 2017	July 27, 2027	20288632

嘻哈大狮	Type 28	July 28, 2017	July 27, 2027	20288575

嘻哈大师	Type 25	July 28, 2017	July 27, 2027	20289107

嗨趴	Type 41	November 28, 2017	November 27, 2027	21517318

街舞萌主	Type 35, Type 41	January 7, 2019	January 6, 2029	29244158

嘻哈大师	Type 41	January 28, 2019	January 27, 2029	30017730

嘻哈大师	Type 43	January 28, 2019	January 27, 2029	30026755

mini master	Type 35, Type 41	March 28, 2019	March 27, 2029	29246377

POPCITY	Type 41	November 21, 2019	November 20, 2029	37263129

	Type 41	April 21, 2020	April 20, 2030	40851761

	Type 41	May 14, 2020	May 13, 2030	40819073

	Type 41	May 14, 2020	May 13, 2030	40828283

	Type 41	December 7, 2018	December 6, 2028	22977765

	Type 25	August 14, 2020	August 13, 2030	40833575

	Type 25	July 14, 2020	July 13, 2030	40813885

Our chief executive officer, Mr. Zhuoqin Huang, has licensed two trademarks, “CBC” and “潮圣,” exclusively to Xiamen Pop Culture for free for a term from January 1, 2020 to December 31, 2029. The licensing contract will be automatically renewed for 10 years unless Mr. Huang and Xiamen Pop Culture terminated the agreement by mutual consent.

Xiamen Pop Culture has licensed trademarks, “,” “嘻哈大师,” and “嘻哈大狮,” non-exclusively to Xiamen Hip Hop Master Education Services Co., Ltd. for a term from January 1, 2020 to December 31, 2029 for a total consideration of RMB6.6 million, which are to be paid in installments over the 10 years.

In addition, as of the date of this annual report, our PRC operating entities have registered six domain names relating to their business, namely cpop.cn, c-b-c.cn, highpop.cn, hiphopmaster.cn, popinter.cn, and 520pop.com, 20 software copyrights, and 17 literature work copyrights in the PRC.

Our PRC operating entities rely on a combination of copyright and trademark law, and confidentiality agreements with employees to protect their intellectual property rights. In addition, under the employment agreements our PRC operating entities enter into with their employees, their employees acknowledge that the intellectual property made by them in connection with their employment with our PRC operating entities are our PRC operating entities’ property. Our PRC operating entities also regularly monitor any infringement or misappropriation of their intellectual property rights.

Insurance

Our PRC operating entities maintain employer’s liability insurance for executive officers and some employees of Xiamen Pop Culture, to protect us from financial loss if a worker has a job-related injury or illness not covered by workers’ compensation. Our PRC operating entities do not maintain other property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage our PRC operating entities maintain is in line with the industry practice. For risk factors relating to our PRC operating entities’ insurance policies, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our PRC operating entities’ current insurance policies may not provide adequate levels of coverage against all claims and they may incur losses that are not covered by their insurance.”

Seasonality

Our PRC operating entities’ Event Planning and Execution and Marketing businesses have demonstrated seasonal fluctuations as they typically organize more events between April and June each year due to higher seasonal demand. Our PRC operating entities’ Event Hosting business is not subject to seasonality.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Regulations

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to our PRC operating entities’ business and operations in China.

Regulation Related to Commercial Performances

The Administrative Regulations on Commercial Performances was promulgated by the State Council on August 11, 1997 and most recently amended on November 11, 2020. According to the administrative regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performance business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region, or municipality directly under the central government. The culture administrative department shall decide whether to approve such an application within 20 days from the date of receipt, and if decides to approve it, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval will be ordered to cease action, and a penalty may be imposed. Such a penalty may include confiscation of performance equipment and illegal proceeds, and a fine in the amount of eight to ten times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000 (approximately $1,466), a fine in the amount of RMB50,000 (approximately $7,328) to RMB100,000 (approximately $14,655) will be imposed.

The administrative regulations set certain content requirements for commercial performances in China. Any commercial performance is prohibited to, among other things, endanger national security, impair national interests, incite ethnic hatred, disturb social order, undermine social morality or national excellent cultural tradition, propagate obscenity, superstition, or violence, insult or defame others, or infringe other lawful rights and interests of other people. Where a commercial performance contains any of the preceding content, the hosting entity shall take immediate measures to prevent such performance from performing and report to governmental authorities. Failure to stop the performance may lead to an imposition of a penalty, which may include warnings and a fine in the amount of RMB50,000 (approximately $7,328) to RMB100,000(approximately $14,655). Failure to stop the performance may lead to an imposition of a penalty on the performance venue operating entity and the host, which may include warnings and a fine in the amount of RMB50,000 (approximately $7,328) to RMB100,000(approximately $14,655). Failure to report to the authorities, the hosting entity may be subject to certain penalties, including warnings, and a fine of RMB5,000 (approximately $733) to RMB10,000 (approximately $1,466).

Currently, Xiamen Pop Culture holds a valid Commercial Performance License issued by the Xiamen Bureau of Culture and Tourism.

Regulation Related to Production and Operation of Radio and Television Programs

On July 19, 2004, the State Administration of Radio, Film and Television (the predecessor of the National Radio and Television Administration) promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the “Radio and Television Program Measures,” which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Measures provide that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

The Radio and Television Program Measures also provide that production and operation of radio and television programs shall comply with laws, regulations, and related policies. The content of radio and television programs cannot oppose basic principles established by the PRC Constitution, endanger national unity, sovereign, and territorial integrity, impair national interests, incite ethnic hatred, propagate cults and superstition, disturb social order, spread obscenity, gambling, or violence, insult or defame others, infringe other lawful rights and interests of other people, or undermine social morality or national excellent cultural tradition. In addition, to distribute and broadcast TV series, cartoons, and other radio and television programs, a corresponding distribution license is required. Any violation of content requirements as required by the Radio and Television Program Measures may subject the entity to penalties, including orders to cease production, broadcasting, fines, and, in certain circumstances, revocation of permits.

Since Xiamen Pop Culture is not a foreign-invested company, it is allowed to produce or operate radio or television programs. To comply with the relevant laws and regulations, Xiamen Pop Culture has obtained a Radio and Television Program Production and Operation Permit, which covers the production and publication of radio and television programs (excluding current political news category or special columns) and such permit is effective until April 20, 2022.

Regulations Related to Security Administration of Large-Scale Public Activities

Pursuant to Regulations on Security Administration of Large-Scale Public Activities, which were promulgated on September 14, 2007 and became effective on October 1, 2007, large-scale mass activities refer to activities such as sports competitions, concerts, and other performance activities that legal persons and other organizations hold for the public with 1,000 or more expected participants. The organizer of a large-scale mass activity shall be responsible for such activity’s security, with the principal of the organizer serving as the person in charge of the security. The public security bureau of the people’s government at the county level is responsible for security management of large-scale mass activities. Other related competent authorities of the people’s government at the county level are responsible for the relevant security work for large-scale mass activities according to their respective functions and duties.

The public security bureau grants safety permit on large-scale mass activities. The organizer shall apply for a security permit 20 days before the activity is held. If a large-scale mass activity is expected to have more than 1,000 but less than 5,000 participants, the safety permit shall be granted by the county level public security authorities, and if more than 5,000 participants, by the municipal level public security authorities. If a large-scale mass activity is held in multiple provinces, autonomous regions, or municipalities, the security permit shall be granted by the public security department of the State Council. Where any large-scale mass activity is held without a security permit granted by public security authorities, the activity shall be banned by the public security authorities and a fine in the amount of RMB100,000 (approximately $14,655) to RMB300,000 (approximately $43,966) shall be imposed on the organizer.

Regulations on Advertising Business

The State Administration for Market Regulation (formerly known as the State Administration of Industry and Commerce, the “SAMR”) is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the “SCNPC,” on October 27, 1994 and most recently amended on April 29, 2021 and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.

According to the above regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license, which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in their business scope do not need to apply for an advertising operation license, but such enterprises cannot be a radio station, a television station, a newspaper and magazine publishing house, or any entity otherwise specified in the relevant laws or administrative regulations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws and regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of public interest. Advertisements for anesthetic, psychotropic, toxic, or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol, and cosmetics, are also subject to specific restrictions and requirements.

Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. When providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke the offenders’ licenses or permits for their advertising business operations. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business—Advertisements shown during our PRC operating entities’ events may subject them to penalties and other administrative actions.”

On July 4, 2016, the State Administration for Industry and Commerce, or the “SAIC,” issued the Interim Measures for the Administration of Internet Advertising, or the “Internet Advertising Measures,” which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, Internet applications, or other Internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertising operators and advertising distributors shall examine relevant supporting documents and verify the content of the advertisements; they shall not design, produce, act as agents, or publish those advertisements with content which is inconsistent with the supporting documents or the supporting documents are incomplete; (b) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; sponsored search results must be clearly distinguished from organic search results; and (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner. Violation of the Internet Advertising Measures may result in certain penalties, including mandatory corrective measures and fines.

Regulations Related to Foreign Investment

Companies established and operating in the PRC are subject to the Company Law of the PRC, or the “PRC Company Law,” which was promulgated on December 29, 1993 and newly amended on October 26, 2018. The PRC Company Law provides general regulations for companies established and operating in the PRC, including foreign-invested enterprises.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of foreign countries; “foreign-invested enterprises” means any enterprise established under PRC laws that is wholly or partially invested by foreign investors; “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign-invested enterprises in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or collectively with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list. The system of pre-establishment national treatment requires treatment given to foreign investors and their investments during the market access stage shall not be inferior to treatment afforded to PRC domestic investors and their investments except where a foreign investment falls into the negative list. Foreign investors are forbidden from investing in prohibited industries on the negative list and must comply with the specific requirements when investing in restricted industries on the list.

In addition, the Foreign Investment Law provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local government shall abide by their policy commitments to the foreign investors and perform all contracts entered into in accordance with the law; the government generally does not expropriate foreign investments, except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; and mandatory technology transfer is prohibited.

However, there are uncertainties about issues and matters involving details of governmental administration, for detailed discussion of the risk related to the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.”

Regulations Related to Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the “Guidance Catalog,” which was promulgated and is amended from time to time by MOFCOM and the NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Guidance Catalog in 2017 and specified the restrictive measures for the entry of foreign investment. In June 2018, MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the “2018 Negative List,” which amended the Guidance Catalog in 2017. On June 30, 2019, MOFCOM and the NDRC jointly promulgated the 2019 Negative List, which became effective and replaced the 2018 Negative List in July 2019. On June 23, 2020, MOFCOM and the NDRC jointly published the 2020 Negative List, which became effective on July 23, 2020 and replaced the 2019 Negative List. Foreign investments are permitted in industries not listed in the Guidance Catalog or the Special Administrative Measures. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category.

Our PRC operating entities engage in radio and television program production and distribution business, which falls in the prohibited category under the Special Administrative Measures. To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate such business in China. However, there remain uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.”

Regulations Related to Intellectual Property Rights

Copyright

The PRC Copyright Law, or the “Copyright Law,” which became effective on June 1, 1991 and was amended in 2001, 2010, and most recently on November 11, 2020 and effective on June 1, 2021, and the implementing regulations of which were adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including but not limited to right of publication, right of authorship, and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the “CPCC.” According to the Copyright Law, an infringer of copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of copyright owners. Infringers of copyrights may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council in 1991 and amended in 2001, 2011, and 2013, Chinese citizens, legal persons, and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

As of the date of this annual report, our PRC operating entities have registered 37 copyrights in the PRC.

Trademark

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration, or the “Trademark Office,” under the SAIC handles trademark registrations. The Trademark Office grants a 10-year term to registered trademarks and the term may be renewed for another 10-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. The Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

As of the date of this annual report, our PRC operating entities have registered 20 trademarks in the PRC.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, or the “MIIT,” effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names. China Internet Network Information Center, or “CNNIC,” is responsible for the daily administration of CN domain names and PRC domain names under the supervision of MITT. CNNIC promulgated the Implementation Rules of Registration of Country Code Top-Level Domain Name, or the “CNNIC Rules,” effective in June, 2019. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts a first-to-file principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court, or initiate an arbitration procedure.

As of the date of this annual report, our PRC operating entities are the registered holder of six domain names in the PRC.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (“SAFE Circular 59”), which was most recently amended in 2015 to substantially amend and simplify the current foreign exchange procedures. Pursuant to SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (“SAFE Circular 13”) and later partially abolished it on December 30, 2019, pursuant to which, instead of applying for approval from SAFE regarding foreign exchange registrations of foreign direct investment and overseas direct investment, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued SAFE Circular 19, which was amended on December 30, 2019. Pursuant to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). In addition, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within its scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

In June 2016, SAFE promulgated SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to RMB on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (“SAFE Circular 28”), which allows non-investment foreign-invested enterprises to make domestic equity investment with their capital funds in accordance with the law under the premise that such investment does not violate the existing special administrative measures (negative list) for foreign investment and the project invested in China is authentic and compliant. Pursuant to SAFE Circular 28, upon receiving the payment of consideration from a foreign investor for the equity transfer under foreign direct investment, the domestic transferor, with relevant registration certificates, may process the formalities for account opening, fund receipt, and foreign exchange settlement and use directly at the bank. The foreign investor’s deposit remitted from overseas or transferred from domestic accounts may be directly used for its lawful domestic capital contribution as well as domestic and overseas payment after the transaction is concluded.

On April 10, 2020, SAFE issued the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, pursuant to which eligible enterprises are allowed to use the income under their capital account, from sources such as capital funds, foreign debts, and proceeds from overseas listing, for domestic payment without having to provide supporting authentication materials to the banks for every transaction in advance, but the use of funds must be true and compliant as well as conform to the existing administration regulations regarding use of income under the capital account. The relevant bank shall conduct spot checking in accordance with the relevant requirements.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends paid by WFOEs include the PRC Company Law. Under the PRC Company Law, WFOEs in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a WFOE in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued SAFE Circular 37, which regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises (namely, Heliheng) to obtain the ownership, control rights, and management rights of Xiamen Pop Culture. Circular 37 requires that, before making contributions to an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

The 2015 SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name, and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with these registration requirements as set forth in SAFE Circular 37 and SAFE Circular 13, and misrepresentation on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

As of the date of this annual report, all of the Xiamen Pop Culture Shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by SAFE Circular 37. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to Heliheng subject to approval from the local department of commerce and SAFE, with no limitation on the amount of capital contributions. We may also make loans to Heliheng subject to the approval from SAFE or its local office and the limitation on the amount of loans.

Heliheng is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE, and Ministry of Finance, or “MOF,” jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the “Foreign Debts Provisions,” which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the PBOC issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic-invested enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested enterprises and domestic-invested enterprises is calculated as twice the net assets of such enterprises, and the macro-prudential adjustment parameter is 1. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements. On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the PBOC Circular 9 is updated from 1 to 1.25. On January 7, 2021, the macro-prudential regulation parameter is lowered to 1 from 1.25.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions, but rather serve as a supplement to it. It provides a one-year transitional period from January 11, 2017, for foreign-invested enterprises, during which foreign-invested enterprises, such as Heliheng, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE shall re-evaluate the calculation method for foreign-invested enterprises and determine what the applicable calculation method should be. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiary and to make loans to Xiamen Pop Culture, which could materially and adversely affect their liquidity and their ability to fund and expand their business.”

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law, which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019. Under the EIT Law and relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied to these enterprises. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income generated from inside the PRC. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Inclusive Tax Deduction and Exemption Policies for Small and Micro-Sized Enterprises, or “MOF and SAT Notice 13,” from January 1, 2019 to December 31, 2021, an enterprise qualifies as a small-scale and low-profit enterprise if it does not conduct business in a restricted or prohibited industry and it meets the following conditions: (1) having no more than RMB3,000,000 (approximately $439,800) in annual taxable income; (2) having no more than 300 employees; and (3) having no more than RMB50,000,000 (approximately $7,330,000) in total assets. MOF and SAT Notice 13 also provides an enterprise income tax rate of 5% on a small-scale and low-profit enterprise’s annual taxable income that is less than RMB1,000,000 (approximately $146,600) and an enterprise income tax rate of 10% on the enterprise’s annual taxable income more than RMB1,000,000 (approximately $146,600) but less than RMB3,000,000 (approximately $439,800). Our PRC subsidiary and all of our PRC operating entities were subject to enterprise income tax at the rate of 25% as of June 30, 2021, except that WFOE, Shanghai Pudu, and Shenzhen Pop were subject to preferential tax rates because they were recognized as small-scale and low-profit enterprises.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by MOF on December 25, 1993, and were recently amended on October 28, 2011 (together with the VAT Regulations, the “VAT Law”). On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or “MOF and SAT Circular 32.” On March 20, 2019, MOF, SAT, and General Administration of Customs, or “GAC,” jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, which became effective on April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are taxpayers of VAT. The VAT rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Our PRC subsidiary and all of our PRC operating entities, except Shenzhen Pop and Pop Sikai, were subject to VAT at the rate of 6% for services provided as of June 30, 2021; Shenzhen Pop and Pop Sikai were subject to the VAT rate of 3% because of their small-scale taxpayer status.

Withholding Tax

The EIT Law provides that, beginning from January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. Based on the SAT Circular 81 issued on February 20, 2009 by the SAT, however, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions Regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be reclassified and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Regulations Related to Employment and Social Welfare

Employment

The Labor Law of the PRC, which was promulgated on July 5, 1994, effective since January 1, 1995, and most recently amended on December 29, 2018, the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, and amended on December 28, 2012, and the Implementation Regulations of the Labor Contract Law of the PRC, which was promulgated on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010 and came into force as of July 1, 2011, and most recently amended on December 29, 2018, together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums. When an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and recently amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

As of the date of this annual report, our PRC operating entities have not made adequate social insurance and housing fund contributions for all employees. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.”

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Our PRC counsel has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Global Market in the context of our initial public offering because: (i) our PRC subsidiary was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC subsidiary, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders as a type of acquisition transaction falling under the M&A Rules. Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in the PRC—The approval of the China Securities Regulatory Commission, or the ‘CSRC,’ may be required in connection with our initial public offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our initial public offering.”

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Results of Operations for the Fiscal Years Ended June 30, 2019,2020, and 2021

	For the Fiscal Years Ended June 30,
	2019	2020	2021
REVENUE, NET	$19,031,766	$15,688,080	$25,526,557
Cost of revenue	13,158,537	11,158,847	18,302,494
GROSS PROFIT	5,873,229	4,529,233	7,224,063

Selling and marketing	133,332	110,132	133,387
General and administrative	492,733	1,256,954	1,258,750
Total operating expenses	626,065	1,367,086	1,392,137

INCOME FROM OPERATIONS	5,247,164	3,162,147	5,831,926

Other (expenses) income:
Interest expenses, net	(123,833)	(125,560)	(243,458)
Other (expenses) income, net	(2,591)	46,235	95,946
Total other expenses, net	(126,424)	(79,325)	(147,512)

INCOME BEFORE INCOME TAX PROVISION	5,120,740	3,082,822	5,684,414

Provision for income taxes	1,288,982	457,005	1,416,872

NET INCOME	3,831,758	2,625,817	4,267,542

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2020 and 2021

Revenue

Our revenue for the fiscal years ended June 30, 2020 and 2021 were derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2020	%	2021	%	Amount	%
Event Hosting	$7,630,377	49%	$14,978,643	59%	$7,348,266	96%
Event Planning and Execution	5,493,851	35%	9,196,773	36%	3,702,922	67%
Brand Promotion	2,241,869	14%	750,315	3%	(1,491,554)	(67)%
Other services	321,983	2%	600,826	2%	278,843	87%
Total revenue	$15,688,080	100%	$25,526,557	100%	$9,838,477	63%

Our revenue increased by $9,838,477, or 63%, from $15,688,080 for the fiscal years ended June 30, 2020 to $25,526,557 the fiscal years ended June 30, 2021.

Event hosting revenue for the fiscal year ended June 30, 2021 was $14,978,643, an increase of 96% from $7,630,377 for the fiscal year ended June 30, 2020, primarily due to the increased number of our PRC operating entities’ live events (dance competitions, musical festivals, and promotional parties) as well as increased average sponsorship fees, and additional revenue from their new online hip-hop business, which attracted more sponsors to promote their brands in the online hip-hop videos. During the fiscal year ended June 30, 2020, our PRC operating entities hosted 29 dance competition events, 19 music festivals and promotional parties, and two online hip-hop programs, with an average event sponsorship fee of $153,140 and $114,901, and $503,098, respectively. Our PRC operating entities attracted an aggregate of 127,930 hip-hop event participants and more than 100 million online hip-hop program views during the fiscal year ended June 30, 2020. During the fiscal year ended June 30, 2021, our PRC operating entities hosted 35 dance competition events, 29 music festivals and promotional parties, and four online hip-hop programs, with an average event sponsorship fee of $213,670, $125,884, and $962,391, respectively. Our PRC operating entities attracted an aggregate of 159,200 hip-hop event participants and more than 314 million online hip-hop program views during the fiscal year ended June 30, 2021.

Event planning and execution revenue for the fiscal year ended June 30, 2021 was $9,196,773, an increase of 67% from $5,493,851 for the fiscal year ended June 30, 2020, primarily attributable to an increase in the number and size of the events our PRC operating entities undertook. During the fiscal year ended June 30, 2021, our PRC operating entities executed 60 events with an average planning and execution service fee of $153,280 per event, compared with 49 events executed with an average planning and execution service fee of $112,119 per event during the fiscal year ended June 30, 2020.

Brand promotion revenue for the fiscal year ended June 30, 2021 was $750,315, a decrease of 67% from $2,241,869 for the fiscal year ended June 30, 2020, due to the sluggish demand for advertising or marketing activities.

The average service prices by category of event hosting and event planning and execution for the fiscal years ended June 30, 2020 and 2021 were as follows:

For the Fiscal Year Ended June 30, 2020
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	29	$153,140	-
	Music festival and promotional party	19	$114,901	-
	Online hip-hop program	2	$503,098	-

	Event Planning and Execution	49	-	$112,119

For the Fiscal Year Ended June 30, 2021
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	35	$213,670	-
	Music festival and promotional party	29	$125,884	-
	Online hip-hop program	4	$962,391	-

	Event Planning and Execution	60	-	$153,280

Cost of revenue

Our cost of revenue for the fiscal years ended June 30, 2020 and 2021 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2020	%	2021	%	Amount	%
Event Hosting	$5,328,313	48%	$10,345,925	56%	$5,017,612	94%
Event Planning and Execution	4,578,734	41%	7,553,522	41%	2,974,788	65%
Brand Promotion	1,065,000	9%	366,433	2%	(698,567)	(66)%
Other services	186,800	2%	36,614	1%	(150,186)	(80)%
Total Cost of revenue	$11,158,847	100%	$18,302,494	100%	$7,143,647	64%

Cost of revenue for the fiscal year ended June 30, 2021 was $18,302,494, an increase of $7,143,647, or 64%, from $11,158,847 for the fiscal year ended June 30, 2020. The increase was proportionally in line with the increase in revenue.

Cost of event hosting increased by 94% from $5,328,313 for the fiscal year ended June 30, 2020 to $10,345,925 for the fiscal year ended June 30, 2021, primarily due to more events hosted compared to the fiscal year ended June 30, 2020. Cost of event hosting mainly included staff costs, venue rental fees, stage construction costs, actor performance compensations, online program production costs, and other miscellaneous expenses.

Cost of event planning and execution increased by 65% from $4,578,734 for the fiscal year ended June 30, 2020 to $7,553,522 for the fiscal year ended June 30, 2021, proportionately with the increase of revenue due to the increased number of clients and more events executed. Cost of event planning and execution mainly included third-party event service provider fees, supply materials expenses, venue rental fees, and actor performance expenses.

Cost of brand promotion decreased by 66% from $1,065,000 for the fiscal year ended June 30, 2020 to $366,433 for the fiscal year ended June 30, 2021, primarily due to the decrease in brand promotion projects.

Gross profit and gross margin

Our gross profit for the fiscal years ended June 30, 2020 and 2021, is shown in the following table:

	For the Fiscal Years Ended June 30,						Change
	2020			2021			Amount	%
	Amount	%	GP%	Amount	%	GP %
Event Hosting	$2,302,064	51%	30%	$4,632,718	64%	31%	$2,330,654	101%
Event Planning and Execution	915,117	20%	17%	1,643,251	23%	18%	728,134	80%
Brand Promotion	1,176,869	26%	52%	383,882	5%	51%	(792,987)	(67)%
Other services	135,183	3%	42%	564,212	8%	94%	429,029	317%
Total gross profit	$4,529,233	100%	29%	$7,224,063	100%	28%	$2,694,830	59%

As a result of the foregoing, we had gross profit of $4,529,233 and $7,224,063 with gross margins of 29% and 28% for the fiscal years ended June 30, 2020 and 2021, respectively. The gross margin of event hosting increased slightly from 30% for the fiscal year ended June 30, 2020 to 31% for the fiscal year ended June 30, 2021, primarily attributed to the higher average sponsorship fee. The overall gross margin decreased slightly to 28% for the fiscal year ended June 30, 2021, compare with 29% for the fiscal year ended June 30, 2020, primarily due to the decrease in brand promotion business with a higher gross margin.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2020 and 2021:

	For the Fiscal Years Ended June 30,				Change
	2020	%	2021	%	Amount	%
Selling and marketing expenses	$110,132	8%	$133,387	10%	$23,255	21%
General and administrative expenses	1,256,954	92%	1,258,750	90%	1,796	0%
Total expenses	$1,367,086	100%	$1,392,137	100%	$25,051	2%

Selling and marketing expenses

Selling and marketing expenses increased by 21% from $110,132 for the fiscal year ended June 30, 2020 to $133,387 for the fiscal year ended June 30, 2021, primarily as a result of increased advertising expenses in the amount of $20,880 in order to promote business online.

General and administrative expenses

General and administrative expenses increased slightly from $1,256,594 for the fiscal year ended June 30, 2020 to $1,258,750 for the fiscal year ended June 30, 2021, primarily as a result of the slight increase in various items, including employee’s salary and business entertainment expenses.

Income tax expenses

Income tax expenses amounted to $457,005 and $1,416,872 for the fiscal years ended June 30, 2020 and 2021, respectively. The increase resulted from the increased taxable income for the fiscal year ended June 30, 2021 and decreased tax savings from some of our PRC operating entities that had been recognized as small-scale and low-profit enterprises for the fiscal year ended June 30, 2020 but no longer qualified as small-scale and low-profit enterprises for the fiscal year ended June 30, 2021.

Net income

As a result of the foregoing, our net income for the fiscal years ended June 30, 2020 and 2021, was $2,625,817 and $4,267,542, respectively.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2019 and 2020

Revenue

Our revenue for the fiscal years ended June 30, 2019 and 2020 were derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2019	%	2020	%	Amount	%
Event Hosting	$6,532,438	34%	$7,630,377	49%	$1,097,939	17%
Event Planning and Execution	9,952,530	52%	5,493,851	35%	(4,458,679)	(45)%
Brand Promotion	2,432,720	13%	2,241,869	14%	(190,851)	(8)%
Other services	114,078	1%	321,983	2%	207,905	182%
Total revenue	$19,031,766	100%	$15,688,080	100%	$(3,343,686)	(18)%

Our revenue decreased by $3,343,686, or 18%, from $19,031,766 for the fiscal year ended June 30, 2019 to $15,688,080 for the fiscal year ended June 30, 2020.

Event hosting revenue for the fiscal year ended June 30, 2020 was $7,630,377, an increase of 17% from $6,532,438 for the fiscal year ended June 30, 2019, primarily due to our PRC operating entities’ new online hip-hop business including street dance tutorial programs, collections of street dance performances videos, and collections of short music videos on trendy shoes and clothes related to hip-hop culture, attracting more sponsors to promote their brands as strategic cooperation partners implanted in the online hip-hop videos. During the fiscal year ended June 30, 2020, our PRC operating entities hosted 29 dance competition events, and 19 music festivals and promotional parties, with an average event sponsorship fee of $153,140 and $114,901, respectively. Our PRC operating entities also generated revenue from two online hip-hop programs, with an average sponsorship fee of $503,098 per program. Our PRC operating entities attracted an aggregate of 127,930 hip-hop event participants and more than 111 million online hip-hop program views during the fiscal year ended June 30, 2020. During the fiscal year ended June 30, 2019, our PRC operating entities hosted 30 dance competition events, six concerts, and two music festivals and promotional parties with an average sponsorship fee of $143,085, $179,718, and $109,547, respectively, and our PRC operating entities had average ticket sales of $157,079 per concert. Our PRC operating entities attracted an aggregate of 102,000 hip-hop event participants and 20,000 total concert audience during the fiscal year ended June 30, 2019.

Event planning and execution revenue for the fiscal year ended June 30, 2020 was $5,493,851, a decrease of 45% from $9,952,530 for the fiscal year ended June 30, 2019, primarily due to the impact of the COVID-19 pandemic during the first half of 2020. During the fiscal year ended June 30, 2020, our PRC operating entities executed 49 events for 16 clients with an average planning and execution service fee of $112,119 per event, compared with 43 events executed for 35 clients with an average planning and execution service fee of $231,454 per event during the fiscal year ended June 30, 2019.

Brand promotion revenue for the fiscal year ended June 30, 2020 was $2,241,869, a decrease of 8% from $2,432,720 for the fiscal year ended June 30, 2019 due to the sluggish demand for advertising or marketing activities during the first half of 2020 as a result of the COVID-19 pandemic.

The average service prices by category of event hosting and event planning and execution for the fiscal years ended June 30, 2019 and 2020 were as follows:

For the Fiscal Year Ended June 30, 2019
			Average price
Type		Number of events	Sponsorship fee	Event ticket sales	Planning and execution service fees
Event Hosting	Dance competition	30	$143,085	-	-
	Concert	6	$179,718	$157,079	-
	Music festival and promotional party	2	$109,547

	Event Planning and Execution	43		-	$231,454

For the Fiscal Year Ended June 30, 2020
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	29	$153,140	-
	Music festival and promotional party	19	$114,901	-
	Online hip-hop program	2	$503,098	-

	Event Planning and Execution	49	-	$112,119

Cost of revenue

Our cost of revenue for the fiscal years ended June 30, 2019 and 2020 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2019	%	2020	%	Amount	%
Event Hosting	$4,216,097	32%	$5,328,313	48%	$1,112,216	26%
Event Planning and Execution	7,646,097	58%	4,578,734	41%	(3,067,363)	(40)%
Brand Promotion	1,219,977	9%	1,065,000	9%	(154,977)	(13)%
Other services	76,366	1%	186,800	2%	110,434	145%
Total Cost of revenue	$13,158,537	100%	$11,158,847	100%	$(1,999,690)	(15)%

Cost of revenue for the fiscal year ended June 30, 2020 was $11,158,847, a decrease of $1,999,690, or 15%, from $13,158,537 for the fiscal year ended June 30, 2019. The decrease was proportionally in line with the decrease of revenue.

Cost of event hosting increased by 26% from $4,216,097 for the fiscal year ended June 30, 2019 to $5,328,313 for the fiscal year ended June 30, 2020, primarily because our PRC operating entities hosted more events compared to the previous year and started to operate online hip-hop programs. Cost of event hosting mainly included staff costs, venue rental fees, stage construction costs, actor performance compensations, online program production costs, and other miscellaneous expenses.

Cost of event planning and execution decreased by 40% from $7,646,097 for the fiscal year ended June 30, 2019 to $4,578,734 for the fiscal year ended June 30, 2020, proportionately with the decrease of revenue due to the decreased number of clients and less events executed due to the impact of the COVID-19 pandemic as mentioned above. Cost of event planning and execution mainly included third-party event service provider fees, supply materials expenses, venue rental fees, and actor performance expenses.

Cost of brand promotion decreased by 13% from $1,219,977 for the fiscal year ended June 30, 2019 to $1,065,000 for the fiscal year ended June 30, 2020, which was in line with the trend of revenue decrease.

Gross profit and gross margin

Our gross profit for the fiscal years ended June 30, 2019 and 2020, is shown in the following table:

	For the Fiscal Years Ended June 30,						Change
	2019	%	Gross Margin	2020	%	Gross Margin	Amount	%
Event Hosting	$2,316,341	39%	35%	$2,302,064	51%	30%	$(14,277)	(1)%
Event Planning and Execution	2,306,433	39%	23%	915,117	20%	17%	(1,391,316)	(60)%
Brand Promotion	1,212,743	21%	50%	1,176,869	26%	52%	(35,874)	(3)%
Other services	37,712	1%	33%	135,183	3%	42%	97,471	258%
Total gross profit	$5,873,229	100%	31%	$4,529,233	100%	29%	$(1,343,996)	(23)%

As a result of the foregoing, we had gross profit of $5,873,229 and $4,529,233 with gross margins of 31% and 29% for the fiscal years ended June 30, 2019 and 2020, respectively. The decrease of overall gross profit was due to the decrease of gross profit in event planning and execution business, as our PRC operating entities involved more third-party service providers in fulfilling contracts in the fiscal year ended June 30, 2020, which resulted in less project profit.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2019 and 2020:

	For the Fiscal Years Ended June 30,				Change
	2019	%	2020	%	Amount	%
Selling and marketing expenses	$133,332	21%	$110,132	8%	$(23,200)	(17)%
General and administrative expenses	492,733	79%	1,256,954	92%	764,221	155%
Total expenses	$626,065	100%	$1,367,086	100%	$741,021	118%

Selling and marketing expenses

Selling and marketing expenses decreased by 17% from $133,332 for the fiscal year ended June 30, 2019 to $110,132 for the fiscal year ended June 30, 2020, as a comprehensive result of decreased travelling and entertainment expenses in the amount of $67,417 attributable to the travel restrictions and temporary closure of stores and facilities in China for the first half of 2020 due to the COVID-19 pandemic.

General and administrative expenses

General and administrative expenses increased by 155% from $492,733 for the fiscal year ended June 30, 2019 to $1,256,954 for the fiscal year ended June 30, 2020, primarily as a result of increased bad debt expenses and professional service fees related to the planned initial public offering.

Income tax expenses

Income tax expenses amounted to $1,288,982 and $457,005 for the fiscal years ended June 30, 2019 and 2020, respectively. The decrease resulted from the decreased taxable income for the fiscal year ended June 30, 2020. Some of our PRC operating entities that have been recognized as small-scale and low-profit enterprises were also able to obtain favorable income tax rates.

Net income

As a result of the foregoing, our net income for the fiscal years ended June 30, 2019 and 2020, was $3,831,758 and $2,625,817, respectively.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended June 30, 2019, 2020, and 2021

As of June 30, 2021, we had cash and cash equivalents of $1,319,977 and a total working capital of $19,086,012, and we had several short-term bank borrowings amounting to $5,140,990. For the fiscal year ended June 30, 2021, we had a negative cash flow of $4,037,332 in operating activities, compared with the negative cash flow of $2,604,829 for the fiscal year ended June 30, 2020. The cash outflow of $4,037,332 in operating activities for the fiscal year ended June 30, 2021 was primarily due to an increase in accounts receivable amounting to $9,259,862, an increase in prepaid expenses and other current assets amounting to $1,504,345, and a decrease in accounts payable of $1,130,593, offset by a decrease of advance to suppliers of $1,440,794 and increase of tax payable of $1,592,715. Accounts receivable are a significant component of our working capital. Our PRC operating entities usually extend to their customers credit terms of around 180 days after they successfully provide services, which is indicated by the customers’ acknowledgement of completion of the events, activities, or brand solutions by providing our PRC operating entities with completion confirmation forms, resulting in accounts receivable. However, the turnover days for accounts receivable were negatively impact by the COVID-19 pandemic. The operation conditions of most of our PRC operating entities’ clients were adversely affected by the COVID-19 pandemic and some of their clients were unable to pay on schedule. In order to help certain major clients, who had good credit and long-term relationships with our PRC operating entities, overcome difficulties caused by the COVID-19 pandemic, our PRC operating entities agreed to extend their payment deadlines and negotiated with them to reach different extension periods. The turnover days for accounts receivable for the fiscal years ended June 30, 2020 and 2021 were 286 days and 291 days, respectively, which was calculated as the average of the beginning and ending balance of the accounts receivable for the fiscal year ended June 30, divided by our revenue during that period, multiplied by 360 days. The timeline of our PRC operating entities’ collection can be influenced by economic environment, market liquidity, customers’ financial conditions, and their collection effort. Our PRC operating entities have accrued additional allowances on those accounts receivable that we believe are unlikely to be collected. As of October, 22, 2021, we had managed to collect a total of $10,381,816, or 40.65%, out of the accounts receivable balance of $25,537,236 as of June 30, 2021. For the remaining accounts receivable that were aged over our PRC operating entities’ normal credit terms, our PRC operating entities evaluated the credit conditions of the related customers and they are continuing their efforts to collect the accounts receivable. We believe our PRC operating entities should be able to collect those accounts receivable as scheduled. Our PRC operating entities will closely monitor the collection progress and assess periodically if any additional allowance on their outstanding accounts receivable is necessary.

For the fiscal year ended June 30, 2021, our principal source of cash came from our PRC operating entities’ operational income and bank loans. Most of our cash resources were used to pay for the services received from third parties, rental expenses, and payroll. On July 2, 2021, we obtained the proceeds from initial public offering, amounting to $34,839,398, representing payment in full to our Company of the purchase price for 6,200,000 shares in the aggregate amount of $37,200,000 less underwriting discounts and expenses. As of October 31, 2021, we had $33,457,012 cash in bank. Accordingly, we believe we have sufficient cash to fund our operations for at least the next 12 months from the date of this annual report.

The following table provides the information about our working capital as of June 30, 2020 and 2021:

	As of		Change
	June 30,	June 30,
	2020	2021	Amount	%
Current assets	$20,523,757	$32,410,117	$11,886,360	58%
Current liabilities	8,988,972	13,324,105	4,335,133	48%
Working capital	$11,534,785	$19,086,012	$7,551,227	65%

As of June 30, 2021, we had working capital of $19,086,012, an increase of $7,551,227, or 65%, from $11,534,785 as of June 30, 2020.

As of June 30, 2021, our total current assets amounted to $32,410,117, which primarily included $1,319,977 in cash, $25,537,236 in accounts receivable, $1,999,876 in advances to suppliers, and $3,553,028 in other current assets. Our total current liabilities were $13,324,105 as of June 30, 2021, which primarily included $5,140,990 in short-term bank loans, $4,232,391 in tax payable, $1,900,883 in accounts payable, and $1,648,847 in deferred revenue.

As of June 30, 2020, our total current assets were $20,523,757, which primarily included $1,359,137 in cash, $14,810,146 in accounts receivable and $3,176,527 in advances to suppliers. Our total current liabilities were $8,988,972 as of June 30, 2020, which primarily included $2,795,508 in accounts payable, $1,838,833 in short-term bank loans, $2,374,093 in taxes payable, and $1,764,608 in deferred revenue.

Cash and cash equivalent

As of June 30, 2021, we had cash of $1,319,977, a decrease of $39,160 from $1,359,137 as of June 30, 2020, mainly from financing activities.

The following table summarizes our cash flows for the fiscal year ended June 30, 2019, 2020, and 2021:

	For the Fiscal Years Ended June 30
	2019	2020	2021
Net cash provided by (used in) operating activities	$821,200	$(2,604,829)	$(4,037,332)
Net cash (used in) provided by investing activities	(2,077,298)	3,261	-
Net cash provided by financing activities	1,499,084	3,265,133	3,950,823
Effect of exchange rate fluctuation on cash	(16,984)	40,083	47,349
Net increase (decrease) in cash	$226,002	$703,648	$(39,160)

Cash flow used in operating activities

Net cash used in operating activities was $4,037,332 during the fiscal year ended June 30, 2021, compared with net cash used in operating activities of $2,604,829 during the fiscal year ended June 30, 2020, and net cash provided by operating activities of $821,200 during the fiscal year ended June 30, 2019.

For the fiscal year ended June 30, 2021, net cash used in operating activities was $4,037,332, mainly derived from an increase in accounts receivable of $9,259,862 in line with the increase of revenue and the negative influence of the COVID-19 pandemic, offset by a net income of $4,267,542, an increase of taxes payable of $1,592,715 due to delayed payment in income tax payable, and a decrease in advances to suppliers in the amount of $1,440,794 because our PRC operating entities reduced investment in new online programs as the existing programs were expected to bring sustained revenue stream for a long period of time.

For the fiscal year ended June 30, 2020, net cash used in operating activities was $2,604,829, mainly caused by an increase of accounts receivable of $5,672,992 because some clients failed to pay our PRC operating entities in time due to the negative impact on their operations and liquidity caused by the COVID-19 pandemic, and an increase of advance to suppliers of $2,531,334 since our PRC operating entities made prepayments for the development of online hip-hop programs and other service fees; partially offset by the net income of $2,625,817, an increase of deferred revenue of $1,762,730 because of the factoring against an ongoing project in exchange for advance collection, and an increase of tax payable of $721,743, because delayed payment in income tax payable.

For the fiscal year ended June 30, 2019, net cash provided by operating activities was $821,200, mainly derived from a net income of $3,831,758, an increase of accounts payable of $2,166,329 as our PRC operating entities increased the purchase of services, an increase of taxes payable of $1,376,248 attributable to our increased taxable income for the fiscal year ended June 30, 2019 and a decrease of prepaid expenses and other current assets of $395,198; partially offset by increases of accounts receivable of $6,123,120 and advance to suppliers of $630,184, because our PRC operating entities had an increased number of projects for their event planning and execution services, which brought more accounts receivable and demanded more prepayments to some extent.

Cash flow used in investing activities

For the fiscal year ended June 30, 2021, there was no cash flow used in investing activities.

For the fiscal year ended June 30, 2020, net cash provided by investing activities was $3,261, which consisted of proceeds from disposal of property and equipment.

For the fiscal year ended June 30, 2019, net cash used in investing activities was $2,077,298, consisting of the purchase of the production copyright of a stage play in the amount of $2,086,819 and the purchase of property and equipment in the amount of $11,436, offset by proceeds from the disposal of equipment in the amount of $20,957.

Cash flow provided by financing activities

For the fiscal year ended June 30, 2021, net cash provided by financing activities was $3,950,823, consisting of proceeds from bank loans in the amount of $8,153,651, offset by the repayments of bank loans in the amount of $3,472,851, and payment for deferred offering costs of $729,977.

For the fiscal year ended June 30, 2020, net cash provided by financing activities was $3,265,133, consisting of proceeds from contribution from shareholders in the amount of $3,817,842 and proceeds from bank loans in the amount of $1,838,833; offset by the repayments of bank loans in the amount of $1,981,799 and a payment for deferred offering cost of $409,743.

For the fiscal year ended June 30, 2019, net cash provided by financing activities was $1,499,084, consisting of proceeds from bank loans in the amount of $1,905,209, offset by the repayments of bank loans in the amount of $406,125.

Contractual Obligations

Lease Commitments

Our PRC operating entities entered into one lease for office spaces located at Xiamen City in China, and the amortization of right-of-use assets charged to operations under operating lease for the fiscal years ended June 30, 2020 and 2021, amounted to $89,977 and $107,139, respectively.

As of June 30, 2021, the future minimum rent payable under the non-cancelable operating lease were:

For the fiscal years ended June 30,	Rental amount
2022	$101,227
2023	101,227
Thereafter	16,871
Total lease payments	$219,325

Off-Balance Sheet Arrangements

As of June 30, 2020 and 2021, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

Foreign Currency Exchange Rate Risk

Our PRC operating entities’ operations are in China. Therefore, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the fiscal years ended June 30, 2020 and 2021, we had unrealized foreign currency translation loss of $nil and $nil, respectively.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2020 to June 30, 2021 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Our PRC operating entities’ operating results are subject to general conditions typically affecting the hip-hop industry, including changes in governmental policies and laws, uneven economic development, competition from other companies in the same industry, and increases in operating costs and expenses due to inflation and other factors such as an unusual large-scale epidemic which prevents our PRC operating entities from hosting live events and concerts and providing related services. Unfavorable changes in any of these general conditions could negatively affect our PRC operating entities’ events undertaking and otherwise adversely affect their results of operations. See “Risk Factors—Risks Relating to Doing Business in the PRC—Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our PRC operating entities’ business and operations,” “Risk Factors—Risks Related to Our Business—The markets in which we operate are highly competitive,” and “Risk Factors—Risks Related to Our Business—Our PRC operating entities depend on the success of live entertainment events, which are inherently susceptible to risks, and their exposure to such risks is potentially heightened as a result of the nature of entertainment events and the fan experiences they seek to create.”

While our PRC operating entities’ business is influenced by general factors affecting their industry, their operating results are more directly affected by company-specific factors, including the following key factors:

●	their ability to retain the existing clients and increase new clients;

●	their ability to maintain and enhance the recognition of their brands; and

●	their ability to protect and develop their intellectual property.

See “Risk Factors—Risks Related to Our Business—If our PRC operating entities are unable to retain the existing clients for their Event Planning and Execution and Marketing businesses, our results of operations will be materially and adversely affected,” “Risk Factors—Risks Related to Our Business—In their Event Hosting business, our PRC operating entities primarily generate revenue from sponsorship. If they fail to attract more sponsors to their concerts, hip-hop events, and online hip-hop programs, or if sponsors are less willing to sponsor them, their revenue may be adversely affected,” “Risk Factors—Risks Related to Our Business—Our PRC operating entities’ business depends on the continued success of their brands, and if they fail to maintain and enhance the recognition of their brands, they may face difficulty increasing their network of partners and clients, and their reputation and operating results may be harmed,” and “Risk Factors—Risks Related to Our Business—Our PRC operating entities could be adversely affected by a failure to protect their intellectual property or the intellectual property of their partners.”

COVID-19 Affecting Our Results of Operations

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, our PRC operating entities suspended all of the offline events that they expected to host or plan and execute between February and May 2020 according to restrictions on large in-person gatherings imposed by the governmental authorities. Fortunately, the outbreak has been under relative control in China since May 2020 and the restrictions on public events and gatherings have been gradually lifted, and we resumed our offline event planning and execution and event hosting in June 2020.

For the fiscal year ended June 30, 2021, our revenue, cost of revenue, and net income was $25,526,557, $18,302,494, and $4,267,542, respectively, which increased by 63%, 64%, and 63%, compared to the fiscal year ended June 30, 2020, respectively. The growth in revenue was mainly attributable to the resumption and expansion of offline events and the development of our PRC operating entities’ hip-hop related online programs. The COVID-19 pandemic has prompted us to accelerate our online business development since March 2020. As of June 30, 2021, our PRC operating entities had created 16 online hip-hop programs, among which one program generated revenue during the fiscal year ended June 30, 2021. Our PRC operating entities’ online hip-hop programs include street dance tutorial programs, collections of street dance performance videos, and collections of short music videos on trendy shoes and clothes related to hip-hop culture. See “Business—The Business Model—Event Hosting.” We expect that our PRC operating entities’ online hip-hop programs will generate more online promotion fees and reduce offline costs, thereby resulting in a change of their cost structure and potentially an increased profit margin if they achieve economies of scale.

For the fiscal year ended June 30, 2021, the negative impact of the COVID-19 pandemic on our PRC operating entities’ accounts receivable collectability was gradually alleviated along with the relative control of the outbreak in China and the recovery of China’s economy. Our PRC operating entities’ turnover day of accounts receivable was 286 days and 291 days for the fiscal years ended June 30, 2020 and 2021. As of October 22, 2021, a total of $10,381,816, or 40.65%, out of the accounts receivable balance of $25,537,236 as of June 30, 2021 had been collected. Our PRC operating entities have made additional allowances for those accounts receivable that we believe may not be collectible; for the remaining balance of accounts receivable that are aged over our PRC operating entities’ normal credit terms, our PRC operating entities evaluated the credit conditions of the related customers and we believe that they should be able to collect those as scheduled.

Our PRC operating entities are closely monitoring the development of the COVID-19 pandemic, and will perform further assessment and take relevant measures to minimize any potential impact on their business. However, the extent to which the COVID-19 pandemic impacts their results of operations during fiscal year 2022 depends on the future developments of the pandemic, which remain highly uncertain and unpredictable.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the collection of accounts receivable, the useful lives and impairment of our long-lived assets, and the provisions for income taxes. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. We believe there have been no material changes to our critical accounting policies and estimates.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make judgments, assumptions, and estimates that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions. Significant accounting estimates reflected in our consolidated financial statements include the allowances for doubtful accounts. Actual results could differ from these estimates.

Accounts Receivable, net

Accounts receivable represent the amounts that we have an unconditional right to consideration when we have satisfied our performance obligation. We do not have any contract assets since revenue is recognized when control of the promised goods or services is transferred and the payment from customers is not contingent on a future event. We maintain allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debt, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	3 - 5 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a production copyright that we purchased externally and is amortized straight-line over 10 years in accordance with the way we estimate to generate economic benefits from such copyright.

Impairment of long-lived assets

In accordance with ASC Topic 360, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. We did not record any impairment charge for the fiscal years ended June 30, 2019, 2020, and 2021.

Revenue Recognition

We early adopted the new revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting July 1, 2017 using the modified retrospective method for contracts that were not completed as of June 30, 2017. The adoption of this ASC 606 did not have a material impact on our consolidated financial statements.

ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from our contracts to provide services to customers. The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

Our PRC operating entities mainly generate revenue from event hosting, event planning and execution, and marketing, which includes brand promotion and other services.

Event hosting - Our PRC operating entities regularly host live concerts and hip-hop events, and operate hip-hop related online programs. The portfolio of hip-hop events includes a stage play, dance competitions, cultural and musical festivals, and promotional parties. Our PRC operating entities started to operate online hip-hop programs since 2020. The portfolio of online hip-hop programs includes street dance tutorial programs, collections of street dance performances videos, and collections of short music videos on trendy shoes and clothes related to hip-hop culture. Our PRC operating entities generate revenue from concerts, hip-hop events, and online hip-hop programs by providing sponsorship packages to advertisers in exchange for sponsorship fees or by selling tickets for those concerts.

Event planning and execution - Our PRC operating entities provide customized event planning and execution services upon requests from their customers, which services generally entail design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation, and generate revenue through service fees.

Brand promotion - Our PRC operating entities provide brand promotion services, including trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions for service fees.

Other services - Our PRC operating entities also distribute advertisements for corporate customers for service fees.

Our PRC operating entities account for a contract of event hosting, event planning and execution, or brand promotion when they have legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, activity, qualified online program or video, or brand solution, and the contract price is fixed. Contract terms typically include a customary requirement for payment within 180 days after our PRC operating entities successfully provide services, which is indicated by the customer’s signed acknowledgement of completion on such event, activity, online program, or brand solution by providing our PRC operating entities with completion confirmation forms.

For event hosting, event planning and execution, and brand promotion, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by customer’s acknowledgement of completion on such event, activity, online program or video, or brand solution, as the customer neither simultaneously receives and consumes the benefits provided by our PRC operating entities’ performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as our PRC operating entities perform. Event hosting, event planning and execution, and brand promotion projects are generally short term, which usually take less than three months.

For distribution of advertisements, our PRC operating entities satisfy their performance obligation over time by measuring the progress based on time elapsed, as the customer simultaneously receives and consumes the benefit of service provided, during the period of time when the advertisement is displayed. Payment is usually required within 180 days after the completion of distribution.

We report revenue on a gross basis for event hosting, event planning and execution, and brand promotion, as our PRC operating entities take risk and control of the event, activities, online program, or brand solution before they are transferred to customers. While in terms of advertisement distribution (other services), we report revenue on a net basis since our PRC operating entities only arrange the distribution of advertisements, instead of taking the risk and control of the distribution resources.

We apply a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as we expect, at contract inception, that the period between when our PRC operating entities transfer a promised service to a customer and when the customer pays for that service will be one year or less.

Income Taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We do not believe that there was any uncertain tax position as of June 30, 2020 and 2021.

Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We have adopted ASU 2016-13 since July 1, 2021, the impact of which on the our consolidated financial statements was immaterial.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on our consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows, or disclosures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, the PRC.

Name	Age	Position(s)
Zhuoqin Huang	43	Chief Executive Officer, Director, and Chairman of the Board of Directors
Weiyi Lin	44	Vice President and Director
Rongdi Zhang	44	Chief Financial Officer and Vice President
Christopher Kohler	41	Independent Director
Douglas Menelly	46	Independent Director
Xiaolin Hu	61	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Zhuoqin Huang has been our chief executive officer and chairman of the board of directors since May 6, 2020 and director since January 3, 2020. Mr. Huang has served as the chairman of Xiamen Pop Culture since May 2016 and its chief executive officer since August 2008. From March 2005 to August 2008, Mr. Huang served as the chief executive officer of Fujian Zhongtian Chuanxun Advertising Co., Ltd. Xiamen Branch Office, an advertising company. From August 2002 to March 2005, Mr. Huang worked as a brand manager of Swire Coca-Cola Beverages Xiamen Ltd., a manufacturer of non-alcohol beverages. Mr. Huang received his bachelor’s degree in Tourism Economic Management from Huaqiao University in 2002.

Mr. Weiyi Lin has been our vice president since May 6, 2020 and our director since June 2021. Mr. Lin has served as the vice president, manager of marketing center, and director of Xiamen Pop Culture since January 2015. Prior to joining Xiamen Pop Culture, Mr. Lin served as the director of operation and management of Zhengzhou Synear Food Co., Ltd., a manufacturer and distributor frozen food products, from March 2012 to December 2014, and as the vice president for marketing of Hubei Daohuaxiang Group Green Food Co., Ltd., a producer of green food, from July 2010 to July 2011. From July 1998 to July 2010, Mr. Lin worked as a business manager at various companies, including Swire Coca-Cola Beverages Xiamen Ltd., Xiamen Yinlu Foods Group Co., Ltd., and CAV Warner Home Entertainment Co., Ltd. Mr. Lin received his junior college degree in E-Commerce from Xiamen University of Technology in 2007.

Ms. Rongdi Zhang has been our chief financial officer and vice president since November 2020. Ms. Zhang has served as the chief financial officer, vice president, and secretary of the board of Xiamen Pop Culture since August 2017. Prior to joining Xiamen Pop Culture, Ms. Zhang served as the chief executive officer of Gaoqing (Xiamen) Venture Capital Co., Ltd., a venture capital and financial consulting firm, from August 2012 to July 2017, the chief financial officer of Xiamen South Keyu Technology Co., Ltd., an information technology and services company, from October 2008 to July 2012, and the chief financial officer of Xiamen Cloud Connection Technology Co., Ltd., a mobile optical character recognition technology and application developer, from October 2005 to September 2008. Ms. Zhang is a member of the Institute of Public Accountants and the Association of International Accountants. Ms. Zhang graduated from Tianjin University in 2014 and received her master’s degree in Management from North Borneo University College in 2021.

Mr. Christopher Kohler has served as our independent director since June 2021. Mr. Kohler has been the owner of Chris Kohler Consulting, Inc. since April 2012, providing accounting and finance consulting to businesses with temporary and/or ongoing accounting and financial needs. Mr. Kohler has served as the corporate controller of BlackRidge Technology International, Inc., a cyber security solution provider, since July 2017. From May 2014 to December 2016, Mr. Kohler served as the vice president and corporate controller of Bearcat Energy LLC, an oil and gas exploration and production company. From July 2011 to July 2014, Mr. Kohler served as a manager of Now CFO, LLC, a full-service consulting firm. From September 2010 to July 2011, Mr. Kohler served as a staff accountant of Spicer Jeffries, LLP. From March 2009 to September 2010, Mr. Kohler served as a finance/accounting associate of Tempo Financial. From March 2002 to December 2008, Mr. Kohler served as a branch manager and consumer underwriter for several banking institutions. Mr. Kohler received his MBA degree in Finance and Master of Accountancy from University of Colorado in 2010 and his Bachelor of Science in Marketing from Indiana University in 2002.

Mr. Douglas Menelly has served as our independent director since June 2021. Mr. Menelly is the co-founder of E-Options Communications Consulting, a consulting firm, and has served as its managing director since January 2018. Before founding E-Options Communications Consulting, Mr. Menelly worked at Aspen Insurance Group, a specialty insurance and reinsurance company, and served as the senior vice president for corporate communications from August 2016 to October 2017, the global head of marketing from July 2015 to August 2016, and the senior vice president for marketing from November 2013 to July 2015. From December 2011 to November 2013, Mr. Menelly served as the global communications director of American International Group, a multinational finance and insurance corporation. From March 2006 to August 2009, Mr. Menelly served as the general manager for Asia and the vice president for finance & business development of Willex Industrial. From December 2002 to March 2006, Mr. Menelly worked at Marsh & McLennan, a global professional services firm, in various roles, including broker, assistant vice president, and vice president. Mr. Menelly received his Executive MBA degree from Columbia Business School in 2012, his master’s degree in Operations Management from New York University in 2001, and his bachelor’s degree in Civil Engineering from State University of New York in 1997.

Ms. Xiaolin Hu has served as our independent director since June 2021. Ms. Hu has served as the senior director of student and academic programs at California State University, Bakersfield since December 2019. From September 2011 to December 2019, Ms. Hu served as the director of instructional development at California State University, Bakersfield. From February 2006 to March 2013, Ms. Hu served as an adjunct faculty member at KC Distance Learning and K12 Inc., an online learning provider. Ms. Hu served as an instructional designer at Johns Hopkins University from May 2011 to August 2011, an instructional designer and coordinator at the University of Kansas Division of Continuing Education from November 2005 to May 2011, and an application developer/analyst at Kansas Department of Revenue from February 1999 to November 2005. Ms. Hu received her PhD degree in Educational Leadership and Policy Studies in 2010 and her master’s degree in Curriculum and Instruction in 1995 from the University of Kansas, and her bachelor’s degree in Languages and Literature from Fujian Normal University in 1985.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, currently beneficially own approximately 68.81% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

B. Compensation

For the fiscal year ended June 30, 2021, we paid an aggregate of $149,116 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiary and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Board of Directors

Our board of directors consists of five directors. Our board of directors has determined that our three director, Christopher Kohler, Douglas Menelly, and Xiaolin Hu satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these employment agreements, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Insider Participation Concerning Executive Compensation

Our director, Mr. Zhuoqin Huang, was making all determinations regarding executive officer compensation from the inception of the Company until our Compensation Committee was set up in June 2021.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors serve on each of the committees and we have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of our three independent directors, Christopher Kohler, Douglas Menelly, and Xiaolin Hu. Christopher Kohler is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Christopher Kohler qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of our three independent directors, Christopher Kohler, Douglas Menelly, and Xiaolin Hu. Xiaolin Hu is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Christopher Kohler, Douglas Menelly, and Xiaolin Hu. Douglas Menelly is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 18,286,923 Class A Ordinary Shares and 5,763,077 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%
Directors and Executive Officers(1):
Zhuoqin Huang(2)	—	—	5,763,077	100%	68.81%
Weiyi Lin(3)	233,000	1.27%	—	—	0.40%
Rongdi Zhang(4)	300,000	1.64%	—	—	0.51%
Christopher Kohler	—	—	—	—	—
Douglas Menelly	—	—	—	—	—
Xiaolin Hu	—	—	—	—	—
All directors and executive officers as a group (six individuals):	533,000	2.91%	5,763,077	100%	69.72%

5% Shareholders:
Joya Enterprises Limited(2)	—	—	5,763,077	100%	68.81%
China Young Group Limited(5)	2,180,000	11.92%	—	—	3.72%
Bofeng Holdings Limited(6)	1,007,700	5.51%	—	—	1.72%
Sense Venture International Limited(7)	1,007,700	5.51%	—	—	1.72%
Lingyun Wu	936,923	5.12%	—	—	1.60%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to seven votes per one Class B Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, the PRC.

(2)	Represents 5,763,077 Class B Ordinary Shares held by Joya Enterprises Limited, a British Virgin Islands company, which is 100% owned by Zhuoqin Huang. The registered address of Joya Enterprises Limited is Mandar House, 3rd Floor, P.O. Box 2196, Johnson’s Ghut, Tortola, VG1110, British Virgin Islands.

(3)	Represents 233,000 Class A Ordinary Shares held by Victory Quest Industries Limited, a British Virgin Islands company, which is 100% owned by Weiyi Lin. The registered address of Victory Quest Industries Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	Represents 300,000 Class A Ordinary Shares held by Billion Hill Investment Corporation, a British Virgin Islands company, which is 100% owned by Rongdi Zhang. The registered address of Victory Quest Industries Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)	Represents 2,180,000 Class A Ordinary Shares held by China Young Group Limited, a Hong Kong company, which is 100% owned by Jianfeng Liu. The registered address of China Young Group Limited is Unit 04, 7/F, Bright Way Tower, No. 33 Mong Kok Road, Kowloon, Hong Kong.

(6)	Represents 1,007,700 Class A Ordinary Shares held by Bofeng Holdings Limited, a British Virgin Islands company, which is 100% owned by Chunxiao Cui. The registered address of Bofeng Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(7)	Represents 1,007,700 Class A Ordinary Shares held by Sense Venture International Limited, a British Virgin Islands company, which is 100% owned by Xiayu Cui. The registered address of Sense Venture International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, approximately 33.90% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company) and none of our issued and outstanding Class B Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Our VIE and its Shareholders

See “Item 4. Information on the Company—A. History and Development of the Company—Our VIE Agreements.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Zhuoqin Huang	Our chief executive officer, director, and chairman of the board of directors
Weiyi Lin	Our vice president
Rongdi Zhang	Our chief financial officer and vice president
Xiamen Lanjie Network Technology Co., Ltd.	Owned by the spouse of our chief executive officer, director, and chairman of the board of directors, prior to September 30, 2019
Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	Shareholder of Xiamen Pop Culture prior to July 12, 2019

Share Issuance to Related Parties

On January 3, 2020 and February 22, 2020, we issued an aggregate of 9,330,000 ordinary shares, par value $0.001 per share, to Joya Enterprises Limited, a business company with limited liability organized under the laws of the British Virgin Islands and wholly owned by our chief executive officer, director, and chairman of the board of directors, Zhuoqin Huang, for a consideration of $9,330 in connection with the establishment of Pop Culture Group. On April 28, 2020, our shareholders approved the re-designation of 3,566,923 of these ordinary shares into 3,566,923 Class A Ordinary Shares and 5,763,077 of these ordinary shares into 5,763,077 Class B Ordinary Shares. On May 30, 2020, Joya Enterprises Limited transferred all of the Class A Ordinary Shares it was holding to seven investors as part of the Reorganization.

On February 22, 2020, we issued 1,653,911 ordinary shares, par value $0.001 per share, to Victory Quest Industries Limited, a business company with limited liability organized under the laws of the British Virgin Islands and wholly owned by our vice president, Weiyi Lin, for a consideration of $1,653.911. On April 28, 2020, our shareholders approved the re-designation of these ordinary shares into 1,653,911 Class A Ordinary Shares. On May 30, 2020, Victory Quest Industries Limited transferred 1,420,911 of the Class A Ordinary Shares it was holding to six investors as part of the Reorganization.

On February 22, 2020, we issued 1,502,000 ordinary shares, par value $0.001 per share, to Billion Hill Investment Corporation, a business company with limited liability organized under the laws of the British Virgin Islands and wholly owned by our chief financial officer and vice president, Rongdi Zhang, for a consideration of $1,502. On April 28, 2020, our shareholders approved the re-designation of these ordinary shares into 1,502,000 Class A Ordinary Shares. On May 30, 2020, Billion Hill Investment Corporation transferred 1,202,000 of the Class A Ordinary Shares it was holding to eight investors as part of the Reorganization.

Trademark Licensing

Our chief executive officer, Mr. Zhuoqin Huang, has licensed two trademarks, “CBC” and “潮圣,” to Xiamen Pop Culture for a term from January 1, 2020 to December 31, 2029 for free. The licensing contract will be automatically renewed for 10 years unless Mr. Huang and Xiamen Pop Culture terminated the agreement by mutual consent.

Balances with Related Parties

We had the following related party balances with our major related parties as of the dates indicated below:

	As of June 30,
	2019	2020	2021
Amounts due from Xiamen Lanjie Network Technology Co., Ltd.	$145,628	$-	$-
Amounts due from Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	11,650	-	-
Amounts due to Ms. Rongdi Zhang	-	-	225,000
Total	$157,278	$-	$225,000

The related party balances were short-term in nature, non-interest bearing, and unsecured.

Other Related Party Transactions

Mr. Zhuoqin Huang provided guarantees in connection with certain loans our PRC operating entities borrowed during the fiscal years ended June 30, 2019, 2020, and 2021. See “Note 9—Bank Loans” of our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

Asset Transfers Between our Company, our Subsidiaries, and our VIE

As of the date of this annual report, our Company, our subsidiaries, and our VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and our VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

During the fiscal years ended June 30, 2019, 2020, and 2021, cash transfers and transfers of other assets between our Company, our subsidiaries, and our VIE were as follows: in July 2020, Pop Culture Group transferred approximately $600,000 to Pop Culture HK, which in turn transferred approximately $599,000 to Heliheng; in July 2021, Pop Culture Group transferred approximately $7,081,000 of the net proceeds from our initial public offering to Pop Culture HK, which in turn transferred approximately $7,050,000 to Heliheng.

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries or our VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Pop Culture HK.

Current PRC regulations permit our PRC subsidiary to pay dividends to Pop Culture HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary and our PRC operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our PRC subsidiary and our PRC operating entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiary is unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares or Class B Ordinary Shares will be paid in U.S. dollars. Pop Culture HK may be considered a non-resident enterprise for tax purposes, so that any dividends Heliheng pays to Pop Culture HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Xiamen Pop Culture to Heliheng, pursuant to contractual arrangements between them, and the distribution of such payments to Pop Culture HK as dividends from Heliheng, and then to our Company. If Xiamen Pop Culture or its subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiary to its immediate holding company, Pop Culture HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Pop Culture HK intends to apply for the tax resident certificate if and when Heliheng plans to declare and pay dividends to Pop Culture HK. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from Xiamen Pop Culture to Heliheng in accordance with the VIE Agreements. For services rendered to Xiamen Pop Culture by Heliheng under the Exclusive Services Agreement, Heliheng is entitled to collect a service fee equal to 100% of the net income of Xiamen Pop Culture. Pursuant to the Exclusive Option Agreement, Heliheng may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Xiamen Pop Culture Shareholders’ shares in Xiamen Pop Culture. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders may not be effective in providing control over Xiamen Pop Culture” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIE, and our Class A Ordinary Shares may decline in value or become worthless.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Global Market since June 30, 2021 under the symbol “CPOP.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Global Market since June 30, 2021 under the symbol “CPOP.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibits 3.1 and 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-253777), as amended, initially filed with the SEC on March 2, 2021.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents.”

E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Pop Culture Group does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Pop Culture Group and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Pop Culture Group, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Pop Culture Group and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Our PRC counsel is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, our PRC counsel is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, our PRC counsel believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, Heliheng as well as Xiamen Pop Culture and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Pop Culture Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares or Class B Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares or Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares or Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating our VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with our VIE, and as a result, we are treating our VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning our VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our offerings. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our offerings) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Global Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Global Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange, or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-253777), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is conducted in the PRC by our PRC operating entities, and our PRC operating entities’ books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC operating entities’ assets and results of operations, when presented in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC operating entities’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC operating entities’ business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of June 30, 2020 and 2021, $219,767 and $1,314,910 of our cash was maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1%, 2.9%, and 2.5% in 2018, 2019, and 2020, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-253777) for our initial public offering, which was declared effective by the SEC on June 29, 2021. In July 2021, we completed our initial public offering in which we issued and sold an aggregate of 6,200,000 Class A Ordinary Shares, at a price of $6.00 per share for $37.2 million. Network 1 Financial Securities, Inc. was the representative of the underwriters of our initial public offering.

We incurred approximately $2,360,602 in expenses in connection with our initial public offering, which included approximately $1,524,000 in underwriting discounts, approximately $414,783 in expenses paid to or for underwriters, and approximately $421,819 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates

The net proceeds raised from the initial public offering were $34,839,398 after deducting underwriting discounts and the offering expenses payable by us. As of October 31, 2021, we have used $1,550,484, $1,415,736, and $2,544,684 from the net proceeds for developing and operating online content, developing our PRC operating entities’ hip-hop events, and funding working capital, respectively. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-253777).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2021.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of June 30, 2021, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Christopher Kohler qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Christopher Kohler satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Friedman LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended June 30,
	2019	2020	2021
Audit fees (1)	$165,000	$235,000	$300,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	$165,000	$235,000	$300,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2021.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, our board of directors has elected to follow our home country rules and be exempt from the requirements to obtain shareholder approval for (1) the issuance of 20% or more of our outstanding ordinary shares under Nasdaq Listing Rule 5635(d), and (2) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company under Nasdaq Listing Rule 5635(b).

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Pop Culture Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-253777) filed with the Securities and Exchange Commission on May 13, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.4	The Amended and Restated Exclusive Services Agreement between Heliheng and Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.5	The form of Amended and Restated Powers of Attorney granted by shareholders of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.6	The Power of Attorney granted by Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)

4.7	The Amended and Restated Share Pledge Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.8	The Amended and Restated Exclusive Option Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.9	The form of Amended and Restated Spousal Consent granted by the spouse of each individual shareholder of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.10	The Spousal Consent granted by the spouse of Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.11	English Translation of Comprehensive Line of Credit Contract between Xiamen Pop Culture and Xiamen International Bank Co., Ltd. Xiamen Branch Office dated October 30, 2018 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.12	English Translation of Trademark Licensing Contract between Xiamen Pop Culture and Zhuoqin Huang dated December 25, 2019 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.13	English Translation of Credit Facility Agreement between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated May 26, 2020 (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.14	English Translation of Maximum Amount Guarantee Contract between Xiamen Pop Culture and Bank of China Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.15	English Translation of Loan Contract between Zhongjing Pop and Bank of China Co., Ltd. dated November 23, 2020 (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.16	English Translation of Working Capital Loan Contract between Zhongjing Pop and Bank of China Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.17	English Translation of Supplemental Agreement of the Comprehensive Line of Credit Contract between Xiamen Pop Culture and Xiamen International Bank Co., Ltd. Xiamen Branch Office dated October 30, 2018, dated October 28, 2020 (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.18

English Translation of Lease Contract between Xiamen Pop Culture and Xiamen Zhiqian Real Estate Agency Co., Ltd. dated May 20, 2020 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)

4.19*	English Translation of Credit Facility Agreement between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated June 15, 2021
4.20*	English Translation of Short-Term Working Capital Credit Facility Agreement between Zhongjing Pop and Bank of China Co., Ltd. Guangzhou Panyu Branch Office dated May 27, 2021
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of GFE Law Office
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pop Culture Group Co., Ltd

	By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: November 10, 2021

POP CULTURE GROUP CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pop Culture Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pop Culture Group Co., Ltd and its subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2021, and the related notes and schedule (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

November 10, 2021

POP CULTURE GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of June 30,
	2020	2021
ASSETS
CURRENT ASSETS:
Cash	$1,359,137	$1,319,977
Accounts receivable, net	14,810,146	25,537,236
Advance to suppliers	3,176,527	1,999,876
Prepaid expenses and other current assets	1,177,947	3,553,028
TOTAL CURRENT ASSETS	20,523,757	32,410,117
Property and equipment, net	71,281	48,393
Intangible asset, net	1,695,215	1,635,321
Operating right-of-use asset	278,260	194,747
Deferred tax assets	83,795	140,757
Other non-current assets	251,464	-
TOTAL ASSETS	$22,903,772	$34,429,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$1,838,833	$5,140,990
Accounts payable	2,795,508	1,900,883
Deferred revenue	1,764,608	1,648,847
Taxes payable	2,374,093	4,232,391
Due to a related party	-	225,000
Accrued liabilities and other payables	119,573	77,567
Operating lease liability - current	96,357	98,427
TOTAL CURRENT LIABILITIES	8,988,972	13,324,105
Long-term bank loans	-	1,672,370
Operating lease liability - non-current	189,994	104,755
TOTAL LIABILITIES	9,178,966	15,101,230

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized as of June 30, 2020 and 2021; 11,021,834 and 12,086,923 Class A ordinary shares issued and outstanding as of June 30, 2020 and 2021, respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of June 30 2020 and 2021, respectively) *	16,785	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	5,813,745	6,643,118
Statutory reserve	779,094	1,241,573
Retained earnings	6,693,120	10,498,183
Accumulated other comprehensive (loss) income	(367,581)	942,822
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	12,919,722	19,328,105
Non-controlling interests	805,084	-
TOTAL SHAREHOLDERS’ EQUITY	13,724,806	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,903,772	$34,429,335

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	For the years ended June 30,
	2019	2020	2021
REVENUE, NET	$19,031,766	$15,688,080	$25,526,557
Cost of revenue	13,158,537	11,158,847	18,302,494
GROSS PROFIT	5,873,229	4,529,233	7,224,063

Selling and marketing	133,332	110,132	133,387
General and administrative	492,733	1,256,954	1,258,750
Total operating expenses	626,065	1,367,086	1,392,137

INCOME FROM OPERATIONS	5,247,164	3,162,147	5,831,926

Other (expenses) income:
Interest expenses, net	(123,833)	(125,560)	(243,458)
Other (expenses) income, net	(2,591)	46,235	95,946
Total other expenses, net	(126,424)	(79,325)	(147,512)

INCOME BEFORE INCOME TAX PROVISION	5,120,740	3,082,822	5,684,414

PROVISION FOR INCOME TAXES	1,288,982	457,005	1,416,872

NET INCOME	3,831,758	2,625,817	4,267,542
Less: net income attributable to non-controlling interests	247,244	189,996	-
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	3,584,514	2,435,821	4,267,542

Other comprehensive (loss) income:
Foreign currency translation adjustment	(162,850)	(241,839)	1,335,757
COMPREHENSIVE INCOME	3,668,908	2,383,978	5,603,299
Less: comprehensive income attributable to non-controlling interest	236,737	174,392	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$3,432,171	$2,209,586	$5,603,299

Net income per share
Basic and diluted	$0.27	$0.16	$0.25

Weighted average shares used in calculating net income per share *
Basic and diluted	13,425,911	14,881,478	17,228,698

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share data)

	Ordinary shares		Subscription	Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non-Controlling	Total shareholders’
	Shares*	Amount	receivable	capital	earnings	reserve	(loss) income	Equity	Interests	Equity
Balance as of July 1, 2018	13,425,911	$13,426	$(13,426)	$2,142,518	$1,306,691	$145,188	$10,997	$3,605,394	$248,684	$3,854,078
Net income for the period	-	-	-	-	3,584,514	-	-	3,584,514	247,244	3,831,758
Appropriation of statutory reserve	-	-	-	-	(358,452)	358,452	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(152,343)	(152,343)	(10,507)	(162,850)
Balance as of June 30, 2019	13,425,911	$13,426	$(13,426)	$2,142,518	$4,532,753	$503,640	$(141,346)	$7,037,565	$485,421	$7,522,986

Issuance of additional shares	3,359,000	3,359	(2,015)	3,671,227	-	-	-	3,672,571	145,271	3,817,842
Net income for the period	-	-	-	-	2,435,821	-	-	2,435,821	189,996	2,625,817
Appropriation of statutory reserve	-	-	-	-	(275,454)	275,454	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(226,235)	(226,235)	(15,604)	(241,839)
Balance as of June 30, 2020	16,784,911	$16,785	$(15,441)	$5,813,745	$6,693,120	$779,094	$(367,581)	$12,919,722	$805,084	$13,724,806

Shares issued for acquisition of non-controlling interests	1,065,089	1,065	-	829,373	-	-	(25,354)	805,084	(805,084)	-
Net income for the period	-	-	-	-	4,267,542	-	-	4,267,542	-	4,267,542
Appropriation of statutory reserve	-	-	-	-	(462,479)	462,479	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	1,335,757	1,335,757	-	1,335,757
Balance as of June 30, 2021	17,850,000	$17,850	$(15,441)	$6,643,118	$10,498,183	$1,241,573	$942,822	$19,328,105	$-	$19,328,105

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the years ended June 30,
	2019	2020	2021
Cash flows from operating activities:
Net Income	$3,831,758	$2,625,817	$4,267,542
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	24,227	324,345	195,187
Depreciation and amortization	159,352	233,353	243,905
Deferred tax benefit	(8,053)	(84,246)	(47,802)
Non-cash lease expense	86,047	89,977	107,139
Loss from disposal of property and equipment	21,596	19,300	-
Changes in assets and liabilities:
Accounts receivable	(6,123,120)	(5,672,992)	(9,259,862)
Advance to suppliers	(630,184)	(2,531,334)	1,440,794
Amounts due from related parties	(158,279)	153,586	-
Prepaid expenses and other current assets	395,198	(44,002)	(1,504,345)
Other non-current assets	-	(252,816)	268,433
Accounts payable	2,166,329	49,588	(1,130,593)
Deferred revenue	(247,929)	1,762,730	(275,888)
Taxes payable	1,376,248	721,743	1,592,715
Accrued liabilities and other payables	14,057	54,234	(52,007)
Due to a related party	-	-	225,000
Operating lease liability	(86,047)	(54,112)	(107,550)
Net cash provided by (used in) operating activities	821,200	(2,604,829)	(4,037,332)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(11,436)	(1,716)	-
Proceed from disposal of property and equipment	20,957	4,977	-
Purchase of intangible asset	(2,086,819)	-	-
Net cash (used in) provided by investing activities	(2,077,298)	3,261	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,905,209	1,838,833	6,341,729
Repayments of short-term bank loans	(316,930)	(1,981,799)	(3,472,851)
Proceeds from long-term bank loans	-	--	1,811,922
Repayments of long-term bank loans	(89,195)	-	-
Proceeds from issuance of shares	-	3,817,842	-
Payment for deferred offering costs	-	(409,743)	(729,977)
Net cash provided by financing activities	1,499,084	3,265,133	3,950,823

Effect of exchange rate changes	(16,984)	40,083	47,349

Net increase (decrease) in cash	226,002	703,648	(39,160)
Cash at beginning of year	429,487	655,489	1,359,137
Cash at end of year	$655,489	$1,359,137	$1,319,977

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$45,805	$17,408	$34,765
Interest expense paid	$122,153	$126,095	$235,361

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Xiamen Pop Culture Co., Ltd (“Pop Culture”) was incorporated in Xiamen on March 29, 2007 under the laws of the People’s Republic of China (the “PRC” or “China”). Pop Culture hosts entertainment events and provides event planning and execution services and marketing services to corporate clients.

Pop Culture has four wholly-owned subsidiaries in the PRC as follows:

●	Shanghai Pudu Culture Communication Co., Ltd. (“Shanghai Pudu”), a company incorporated on March 30, 2017 in Shanghai, China;

●	Xiamen Pop Network Technology Co., Ltd. (“Pop Network”), a company incorporated on June 6, 2017 in Xiamen, China;

●	Zhongjing Pop (Guangzhou) Culture Media Co., Ltd. (“Zhongjing Pop”), a company incorporated on December 19, 2018 in Guangzhou, China; and

●	Shenzhen Pop Culture Co., Ltd. (“Shenzhen Pop”), a company incorporated on January 17, 2020 in Shenzhen, China.

Xiamen Pop Sikai Interactive Technology Co., Ltd. (“Xiamen Sikai”), a company incorporated on August 18, 2020 in Xiamen, China, is 51% owned by Pop Network.

Reorganization

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“WFOE”), which was established in the PRC on March 13, 2020.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

On March 30, 2020, WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively the “VIE Agreements”).These agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of Pop Culture, including majority control rights and the rights to the assets, property, and revenue of Pop Culture. All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle WFOE to receive a majority of its residual returns. In essence, WFOE has gained effective control over Pop Culture. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Between February and May 2020, the Company and its shareholders undertook a series of corporation actions, including share issuances in February 2020, re-designation of ordinary shares of the Company into Class A and Class B ordinary shares in April 2020, and share issuances and transfers in May 2020. See “Note 13—Ordinary Shares.”

The above-mentioned transactions, including the incorporation of Pop Group, Pop HK, and WFOE, the entry into the VIE Agreements, the share issuances, share re-designation, and share transfers, were considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and WFOE, which further has the effective control over the operating entities, Pop Culture and its subsidiaries through the VIE Agreements.

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Acquisition of non-controlling interest in VIE

On February 9, 2021, the Company issued 1,065,089 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 13—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE gained 100% control over Pop Culture. WFOE is obliged to absorb all risk of loss from business activities of Pop Culture and entitled to receive all its residual returns. Upon the above transactions, the Company consummated the acquisition of non-controlling interest in Pop Culture, and Pop Culture does not have any non-controlling interests anymore.

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
WFOE	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Shanghai Pudu	March 30, 2017	PRC	100% owned by VIE	Event planning and execution
Pop Network	June 6, 2017	PRC	100% owned by VIE	Marketing
Zhongjing Pop	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Xiamen Sikai	August 18, 2020	PRC	51% owned by VIE	Event planning and execution

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and the respective shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions:

	As of June 30,
	2020	2021

Total assets	$21,514,514	$33,067,159
Total liabilities	$9,178,871	$14,874,342

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

	For the years ended June 30,
	2019	2020	2021

Total revenue	$19,031,766	$15,688,080	$24,871,302
Net income	$3,831,758	$2,944,550	$4,571,795

Net cash used in operating activities	$821,200	$(2,255,959)	$(3,310,074)
Net cash (used in) provided by investing activities	$(2,077,298)	$3,261	$-
Net cash provided by financing activities	$1,499,084	$1,777,271	$4,378,228

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as limited liability companies under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, deferred cost, and valuation for deferred tax assets. Actual results could differ from those estimates.

(c) Fair value measurements

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(c) Fair value measurements-continued

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, advance to suppliers, prepaid expenses and other current assets, short-term bank loans, accounts payable, deferred revenue, taxes payable, and accrued liabilities and other payables based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

(d) Cash

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of June 30, 2020 and 2021, cash balances were $1,359,137 and $1,319,977, respectively. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(e) Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration when the Company has satisfied its performance obligation. The Company does not have any contract assets since revenue is recognized when the promised services are provided and the payment from customers is not contingent on a future event. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debt, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(f) Advance to suppliers

Advance to suppliers primarily consists of the prepayments to the service and materials suppliers for the Company’s event hosting, planning, and execution. The Company maintains an allowance for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into services and materials, significant one-time events, and historical experience.

(g) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	3 - 5 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

(h) Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a production copyright that the Company purchased externally and is amortized straight-line over 10 years in accordance with the way the Company estimates to generate economic benefits from such copyright.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(i) Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended June 30, 2019, 2020 and 2021.

(j) Right-of-use assets

The Company has one operating lease for office, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s right-of-use (“ROU”) assets and lease liability as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and lease liability. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

Effective July 1, 2017, the Company adopted ASC 842, Leases using a modified retrospective transition method. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. Adoption of ASC 842 resulted in the recording of operating lease ROU assets and corresponding operating lease liability as disclosed in Note 12 and had no impact on accumulated profit as of July 1, 2017. ROU assets and related lease obligation are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The Company’s lease is classified as operating lease for the office space. Operating lease ROU assets are presented within non-current assets on the consolidated balance sheet and the operating lease liability is classified as current and non-current on the consolidated balance sheet.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(k) Value added tax (“VAT”)

The Company’s affiliated entities in the PRC, including WFOE, Pop Culture, and subsidiaries of Pop Culture, are subject to PRC VAT for providing services. The applicable VAT rate for these companies was 6% for the years ended June 30, 2019, 2020 and 2021.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC VAT for all the periods presented in the consolidated statements of operations.

(l) Operating lease liability

Lease where substantially all the reward and risk of ownership of asset remain with the leasing company is accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(m) Revenue recognition

On July 1, 2017, the Company adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective approach. The adoption of ASC 606 did not have a material impact on the Company’ s consolidated financial statements.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(m) Revenue recognition-continued

ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the Company’s contracts to provide services to customers. The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company mainly generates revenue from event hosting, event planning and execution, and marketing, which includes brand promotion and other services.

Event hosting - The Company regularly hosts live concerts and hip-hop events, and operates hip-hop related online programs. The portfolio of hip-hop events includes a stage play, dance competitions, cultural and musical festivals, and promotional parties. The Company started to operate online hip-hop programs since 2020. The portfolio of online hip-hop programs includes street dance tutorial programs, collections of street dance performances videos, and collections of short music videos on trendy shoes and clothes related to hip-hop culture. The Company generates revenue from concerts, hip-hop events and online hip-hop programs by providing sponsorship packages to advertisers in exchange for sponsorship fees or by selling tickets for those concerts.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(m) Revenue recognition-continued

Event planning and execution - The Company provides customized event planning and execution services upon requests from its customers, which services generally entail design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation, and generates revenue through service fees.

Brand promotion - The Company provides brand promotion services, including trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions for service fees.

Other services - The Company also distributes advertisement for corporate customers for service fees.

The Company accounts for a contract of event hosting, event planning and execution, or brand promotion when it has legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, activity, qualified online program or video, or brand solution, and the contract price is fixed. Contract terms typically include a customary requirement for payment within 180 days after the Company successfully provides services, which is indicated by the customer’s signed acknowledgement of completion on such event, activity, online program, or brand solution by providing the Company with completion confirmation forms.

For event hosting, event planning and execution, and brand promotion, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by customer’s acknowledgement of completion on such event, activity, online program or video, or brand solution, as the customer neither simultaneously receives and consumes the benefits provided by the Company’s performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the Company performs. Event hosting, event planning and execution, and brand promotion projects are generally short term, which usually take less than three months.

For distribution of advertisements, the Company satisfies its performance obligation over time by measuring the progress based on time elapsed, as the customer simultaneously receives and consumes the benefit of service provided, during the period of time when the advertisement is displayed. Payment is usually required within 180 days after the completion of distribution.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(m) Revenue recognition-continued

The Company reports revenue on a gross basis for event hosting, event planning and execution, and brand promotion, as the Company takes risk and control of the event, activities, online program, or brand solution before they are transferred to customers. While in terms of advertisement distribution (other services), the Company reports revenue on a net basis since it only arranges the distribution of advertisements, instead of taking the risk and control of the distribution resources.

The Company applies a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised service to a customer and when the customer pays for that service will be one year or less.

The following table identifies the disaggregation of the Company’s revenue for the years ended June 30, 2019, 2020, and 2021, respectively:

	For the years ended June 30,
	2019	2020	2021
Revenue from operations:
Event hosting	$6,532,438	$7,630,377	$14,978,643
Event planning and execution	9,952,530	5,493,851	9,196,773
Brand promotion	2,432,720	2,241,869	750,315
Other services	114,078	321,983	600,826
Total revenue	$19,031,766	$15,688,080	$25,526,557

Contract liability

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability (deferred revenue) when the payment is made. Deferred revenue is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of June 30, 2020 and 2021 the balance of deferred revenue amounted to $1,764,608 and $1,648,847, respectively, and the movement of deferred revenue was as below.

Amount
June 30,2020	$1,764,608
Addition	8,070,036
Recognized as revenue within the year ended June 30, 2021	(8,185,797)
June 30,2021	$1,648,847

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(m) Revenue recognition-continued

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

(n) Cost of revenue

Cost of revenue consists primarily of event design costs, online program production costs, salary and benefits expenses, materials costs, and other related expenses.

(o) Selling and marketing costs

All costs related to selling and marketing are expensed as incurred. For the years ended June 30, 2019, 2020, and 2021, selling and marketing costs amounted to $133,332, $110,132, and $133,387, respectively.

(p) Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of June 30, 2020 and 2021.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(p) Income taxes-continued

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,563). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of June 30, 2021, the tax years ended December 31, 2015 through December 31, 2020 for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities.

(q) Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the Company’s affiliated entities located in China is the Renminbi (“RMB”). For the entities whose functional currency is RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2020 and 2021 were translated at RMB7.0697 to $1.00 and at RMB6.4579 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended June 30, 2019, 2020, and 2021 were RMB6.8234 to $1.00, RMB7.0319 to $1.00, and RMB6.6228 to $1.00, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(r) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (for example, convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company had no dilutive securities as of and for the years ended June 30, 2019, 2020, and 2021.

(s) Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

(t) Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(u) Concentration and credit risk

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts.

The Company maintains certain bank accounts in the PRC, where under the Deposit Insurance System in China, Hong Kong, and Cayman Islands. In China, a company’s deposits at one bank are insured for a maximum of RMB500,000 in the event of bank failure. In Hong Kong and Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2020 and 2021, $219,767 and $1,314,910 of the Company’s cash were on deposit at financial institutions in the PRC, and $1,139,229 and $5,067 of the Company’s cash were on deposit at financial institutions in Hong Kong.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenue and accounts receivable with specific customers. For the fiscal year ended June 30, 2019, three major customers accounted for approximately 12%, 11%, and 10% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2020, three major customers accounted for approximately 18%, 9%, and 9% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2021, three major customers accounted for approximately 23%, 12%, and 8% of the Company’s total revenue, respectively. As of June 30, 2020, the top five customers accounted for 66% of net accounts receivable as of June 30, 2020, with each customer representing 22%, 15%, 10%, 10%, and 9% of the net accounts receivable balance, respectively. As of June 30, 2021, the top five customers accounted for 58% of net accounts receivable as of June 30, 2021, with each customer representing 16%, 15%, 10%, 9%, and 8% of the net accounts receivable balance, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(u) Concentration and credit risk-continued

For the years ended June 30, 2019 and 2020, the Company purchased approximately 14% and 16% of its services from one major supplier. For the fiscal year ended June 30, 2021, the Company purchased approximately 14%, 13%, and 12% of its services from three major suppliers, respectively.

(v)  Segment reporting

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources, and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical segments are presented.

(w) Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 10.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(x)  Non-controlling interests

A non-controlling interest in the VIE of the Company represents the portion of the equity (net assets) in the VIE that has not been pledged to WFOE, consequently not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

On February 9, 2021, the Company issued 1,065,089 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 13—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE gained 100% control over Pop Culture. Upon this transaction, the Company consummated the acquisition of non-controlling interest in Pop Culture, and Pop Culture no longer have any non-controlling interest.

On August 18, 2020, Xiamen Sikai was incorporated, 49% of which represented a non-controlling interest. Since Xiamen Sikai had no profit or loss during the fiscal year ended June 30, 2021, no net income or net loss was allocated to non-controlling interest.

(y) Recent accounting pronouncements

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company has adopted ASU 2016-13 since July 1, 2021, the impact of which on the Company’s consolidated financial statements was immaterial.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

3.	ACCOUNTS RECEIVABLE, NET

As of June 30, 2020 and 2021, accounts receivable consisted of the following:

	As of June 30,
	2020	2021
Accounts receivable - gross	$15,156,143	$26,101,025
Allowance for doubtful accounts	(345,997)	(563,789)
Accounts receivable, net	$14,810,146	$25,537,236

The Company recorded bad debt expenses of $324,345 and $180,408 for the years ended June 30, 2020 and 2021, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2020 and 2021, prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2020	2021
Deferred costs (1)	$709,293	$2,331,826
Deferred offering costs	409,743	1,197,177
Rental deposits	27,582	-
Other receivables	31,329	51,912
	1,177,947	3,580,915
Allowance for doubtful accounts (2)	-	(27,887)
	$1,177,947	$3,553,028

(1)

Deferred costs represent the costs incurred to fulfill a contract with a customer which relates directly to a contract that the Company can specifically identify, generate, or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered.

As of June 30, 2021, deferred costs primarily consisted of costs paid by the Company in advance to various vendors for the events and performances carried out subsequently in July and August 2021.

(2)	The Company recorded bad debt expenses of $nil, $nil, and $27,887 for other receivables for the years ended June 30, 2019, 2020, and 2021, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

5.	PROPERTY AND EQUIPMENT

As of June 30, 2020 and 2021, property and equipment consisted of the following:

	As of June 30,
	2020	2021
Leasehold improvement	$109,863	$120,271
Office equipment	42,949	47,018
	152,812	167,289
Less: accumulated depreciation	(81,531)	(118,896)
	$71,281	$48,393

For the years ended June 30, 2019, 2020, and 2021, depreciation expenses amounted to $37,621, $30,859, and $28,902, respectively.

6.	INTANGIBLE ASSET

As of June 30, 2020 and 2021, intangible asset consisted of the following:

	As of June 30,
	2020	2021
Production copyright	$2,014,117	$2,204,928
Less: accumulated amortization	(318,902)	(569,607)
	$1,695,215	$1,635,321

The production copyright was purchased from a third-party production provider in November 2018 for a total cash consideration of approximately $2,086,819, and entitled “Move it.” The content of the production copyright includes but is not limited to music content, stage design, and screen design. The Company has exclusive reproduction rights, distribution rights, rental rights, and other rights in China (including mainland China, Hong Kong, Macau, and Taiwan). The Company acquired only the production copyright from the seller, not the operation or equity interest of the seller. Thus, the Company determined that the acquisition constituted an acquisition of assets for financial statement purposes, rather than an acquisition of a business.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

6.	INTANGIBLE ASSET-Continued

For the years ended June 30, 2019, 2020 and 2021, amortization expense amounted to $121,731, $202,494 and $215,003, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2021:

2022	$220,493
2023	220,493
2024	220,493
2025	220,493
2026	220,493
Thereafter	532,856
Total	$1,635,321

7.	ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2020 and 2021, accrued liabilities and other payables consisted of the following:

	As of June 30,
	2020	2021
Payroll payables	$42,755	$60,347
Other payables	76,818	17,220
	$119,573	$77,567

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

8.	TAXES PAYABLE

As of June 30, 2020 and 2021, taxes payable consisted of the following:

	As of June 30,
	2020	2021
Corporate income tax (1)	$1,951,921	$3,632,709
Value-added tax (“VAT”)	421,766	585,979
Related surcharges on VAT payable	406	13,703
	$2,374,093	$4,232,391

(1)	The Company initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax returns were filed with local tax authorities. Due to limited cash on hand in May 2021, however, the Company negotiated with local tax authorities to postpone the payment of income taxes. Accordingly, as of June 30, 2021, the Company had accrued interest of overdue payment of $37,473 for the unsettled corporate income tax according to PRC taxation regulation. As of October 2021, the Company has settled corporate income tax of $404,108 and expects to settle the remaining corporate income tax liabilities within one year.

9.	BANK LOANS

Bank loans represent the amounts due to various banks. As of June 30, 2020 and 2021, short-term and current portion of long-term banks consisted of the following:

a)	Summary of short-term bank loans is as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2020	2021
Short-term loans:
Xiamen Bank (1)	5.66%	July 18, 2020	$424,346	$-
Xiamen Bank (1)	5.65%	May 26, 2021	424,346	-
Xiamen International Bank (1)	8.00%	October 31, 2020	990,141	-
Industrial Bank Co., Ltd. (2)	5.00%	September 30, 2021	-	1,548,491
Xiamen International Bank (1)	8.00%	October 29, 2021	-	1,083,944
Xiamen Bank (4)	5.22%	August 10, 2021	-	309,698
Xiamen Bank (1)	5.22%	June 18, 2022	-	464,548
Xiamen Bank (1)	5.22%	June 22, 2022	-	309,698
Bank of China Ltd. (3)	4.70%	June 1, 2022	-	1,238,793
Subtotal			1,838,833	4,955,172
Current portion of long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	-	46,454
Bank of China Ltd. (3)	4.15%	December 29, 2023	-	108,394
Bank of China Ltd. (3)	5.10%	April 15, 2024	-	30,970
Total			$1,838,833	$5,140,990

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

9.	BANK LOANS-Continued

b)	Summary of long-term bank loans is as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2020	2021
Long-term loans:
Bank of China Ltd. (3)	3.80%	November 26,2023	$-	$418,093
Bank of China Ltd. (3)	4.15%	December 29, 2023	-	975,549
Bank of China Ltd. (3)	5.10%	April 15, 2024	-	278,728
Total			$-	$1,672,370

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2020 and 2021 was 6.92% and 5.58%, respectively. The effective interest rate for bank loans was approximately 9.89%, 7.21%, and 6.26% for the years ended June 30, 2019, 2020, and 2021, respectively. For the years ended June 30, 2019, 2020, and 2021, interest expenses related to bank loans amounted to $123,205, $125,186, and $228,806, respectively.

(1)	Loans from Xiamen Bank and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse. On October 29, 2021, the Company repaid the one-year bank loan of RMB7,000,000 (equivalent to $1,083,944) with Xiamen International Bank with an annual interest rate of 8%.

(2)	On February 4, 2021, Pop Culture entered into a factoring agreement with Industrial Bank Co., Ltd. and received a total of RMB10,000,000 (equivalent to $1,548,491) on February 4, 2021 by factoring the receivables due from customers of RMB13,000,000 (equivalent to $2,013,038), for which Industrial Bank Co., Ltd. had the right of recourse to Pop Culture. The factoring was guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company. Subsequently, the loans from Industrial Bank Co., Ltd were repaid on September 17, 2021 with the collections of receivables due from customers.

(3)	Loans from Bank of China were guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company.

(4)	This loan was jointly guaranteed by Mr. Zhuoqin Huang and his spouse, and Taiping General Insurance Co., Ltd. Xiamen Branch.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

10.	RELATED PARTY TRANSACTIONS

As of June 30, 2021, the Company temporarily borrowed $225,000 from the Company’s Chief Financial Officer for working capital use, which is short-term in nature, non-interest bearing and payable upon demand.

The Company had no other related party transactions for the years ended June 30, 2019, 2020, and 2021 except for loan guarantees for the Company provided by Mr. Zhuoqin Huang and his spouse (see Note 9).

11.	INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

11.	INCOME TAXES-Continued

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

Generally, WFOE, Pop Culture, Shanghai Pudu, Pop Network, Zhongjing Pop, Shenzhen Pop, and Pop Sikai, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation 2019 No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. During the fiscal year ended June 30, 2020, Pop Network, Shanghai Pudu, and Zhongjing Pop were qualified as small-scale and low-profit enterprises, and during the fiscal year ended June 30, 2021, WFOE, Shanghai Pudu, and Shenzhen Pop were qualified as small-scale and low-profit enterprises. The impact of the tax holidays noted above decreased current income taxes by $247,387 and $44,894 for the years ended June 30, 2020 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.017 and $0.003 for the years ended June 30, 2020 and 2021, respectively.

i)	The components of the income tax provision are as follows:

	For the years ended June 30,
	2019	2020	2021
Current income tax provision	$1,297,035	$541,251	$1,464,674
Deferred income tax benefit	(8,053)	(84,246)	(47,802)
Total	$1,288,982	$457,005	$1,416,872

The following table reconciles the statutory rate to the Company’s effective tax rate for the years ended June 30, 2019, 2020 and 2021:

	For the years ended June 30,
	2019	2020	2021
China Statutory income tax rate	25.00%	25.00%	25.00%
Permanent difference	0.17%	(2.15)%	0.71%
Effect of favorable tax rates on small-scale and low-profit entities	-%	(8.03)%	(0.79)%
Effective tax rate	25.17%	14.82%	24.92%

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

11.	INCOME TAXES-Continued

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of June 30, 2020 and 2021 was as follows:

	As of June 30,
	2020	2021

Deferred tax assets:
Net operating loss carry forwards	$121	$107
Allowance for doubtful accounts	83,698	140,650
Total deferred tax assets	83,819	140,757
Valuation allowance	(24)	-
Total deferred tax assets, net	$83,795	$140,757

12.	LEASE

Supplemental balance sheet information related to the operating lease was as follows:

	As of June 30,
	2020	2021
Right-of-use assets	$278,260	$194,747

Operating lease liabilities - current	$96,357	$98,427
Operating lease liabilities - non-current	189,994	104,755
Total operating lease liabilities	$286,351	$203,182

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2021 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	2.15
Weighted average discount rate	6.92%

During the years ended June 30, 2019, 2020, and 2021, the Company incurred total operating lease expenses of $115,464, $89,977, and $107,139, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

12.	LEASE-Continued

As of June 30, 2021, the future minimum rent payable under the non-cancelable operating lease for fiscal years ended June 30 were:

2022	$101,227
2023	101,227
Thereafter	16,871
Total lease payments	219,325
Less: imputed interest	(16,143)
Present value of lease liabilities	$203,182

13.	ORDINARY SHARES

On January 3, 2020, 9,165,000 ordinary shares, par value $0.001 per share, were held by Joya Enterprises Limited. On February 22, 2020, the Company issued 3,760,911 ordinary shares, par value $0.001 per share, to certain founding shareholders, and 2,015,400 ordinary shares to two new shareholders who made the capital injection of $2,557,654 in October 2019.

On April 28, 2020, shareholders of the Company approved the re-designation of 5,763,077 of the Company’s issued ordinary shares held by Joya Enterprises Limited into 5,763,077 Class B ordinary shares and an aggregate of 9,178,234 of the Company’s issued ordinary shares held by Joya Enterprises Limited and certain other shareholders into 9,178,234 Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A ordinary shares will be entitled to one vote per one Class A ordinary share and each holder of Class B ordinary shares will be entitled to seven votes per one Class B ordinary share. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

On May 30, 2020, the Company issued 500,000 Class A ordinary shares to two original shareholders of Pop Culture for a nominal cash consideration of $500 as part of the Reorganization. The shares and per share data as of June 30, 2019 are presented on a retroactive basis to reflect the above share issuances and re-designation.

On May 30, 2020, the Company also issued an aggregate of 1,343,600 Class A ordinary shares to five new investors for a cash consideration of $1,707,893 pursuant to certain share purchase agreements entered into on September 30, 2019. This share issuance is presented on a prospective basis.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

13.	ORDINARY SHARES-Continued

On February 9, 2021, the Company issued 1,065,089 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture, which resulted in Pop Culture becoming a VIE fully controlled by the Company. The Company has accounted this acquisition of non-controlling interest as an equity transaction with no gain or loss recognized in accordance with ASC 810-10-45.

The subscription receivable presents the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity. Subscription receivable has no payment terms nor any interest receivable accrual.

14.	STATUTORY RESERVE

WFOE, Pop Culture, Shanghai Pudu, Pop Network, Zhongjing Pop, Shenzhen Pop, and Pop Sikai are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $2,663,330 and $2,663,330 as of June 30, 2020 and 2021, respectively. This statutory reserve is not distributable in the form of cash dividends.

For the years ended June 30, 2020 and 2021, the Company provided statutory reserve as follows:

Balance - June 30, 2019	$503,640
Appropriation to statutory reserve	275,454
Balance - June 30, 2020	779,094
Appropriation to statutory reserve	462,479
Balance - June 30, 2021	$1,241,573

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

15.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of June 30, 2020 and 2021, the balance of restricted net assets was $4,886,290 and $6,778,206, respectively.

16.	SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of June 30, 2021 through November 10, 2021, the date on which the consolidated financial statements were issued.

On July 2, 2021, the Company closed its initial public offering (“IPO”) of 6,200,000 Class A ordinary shares. The Class A ordinary shares were priced at $6.00 per share, and the offering was conducted on a firm commitment basis. The Company received an aggregate amount of $34,839,398 representing payment in full to the Company of the purchase price for 6,200,000 shares in the aggregate amount of $37,200,000 less underwriting discounts and expenses pursuant to the underwriting agreement dated June 30, 2021.

Because of the significant uncertainties surrounding the COVID-19 pandemic and a possible new wave of infections, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time. The COVID-19 pandemic has prompted the Company to accelerate its online business development. The COVID-19 pandemic, in some degree, slowed down the Company’s collection of accounts receivable, but the Company has made every effort to collect its accounts receivable. As of October 22, 2021, the Company had collected $10,381,816, or 40.65%, of the net accounts receivable balance as of June 30, 2021.

On August 10, 2021, the Company repaid a one-year bank loan of RMB2,000,000 (equivalent to $309,698) with Xiamen Bank with an annual interest rate of 5.22%, which was guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company and his spouse, and Taiping General Insurance Co., Ltd. Xiamen Branch.

On September 17, 2021, the Company repaid the loan of RMB10,000,000 (equivalent to $1,548,491) from Industrial Bank Co., Ltd, with the collections of receivables due from customers.

On October 29, 2021, the Company repaid the one-year bank loan of RMB7,000,000 (equivalent to $1,083,944) with Xiamen International Bank with an annual interest rate of 8%, which was guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company and his spouse.

17.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIE, and VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of June 30, 2021, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of June 30,
	2020	2021
ASSETS
Cash	$1,139,229	$4,260
Advance to suppliers	30,000	-
Prepaid expenses and other current assets	220,031	679,266
TOTAL CURRENT ASSETS	1,389,260	683,526
Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries	11,530,462	18,869,579
TOTAL ASSETS	12,919,722	19,553,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Due to a related party	$-	$225,000
TOTAL CURRENT LIABILITIES	$-	$225,000
TOTAL LIABILITIES	-	225,000

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized as of June 30, 2020 and 2021; 11,021,834 and 12,086,923 Class A ordinary shares issued and outstanding as of June 30, 2020 and 2021 respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of June 30 2020 and 2021 respectively.) *	16,785	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	5,813,745	6,643,118
Retained earnings	7,472,214	11,739,756
Accumulated other comprehensive (loss) income	(367,581)	942,822
TOTAL SHAREHOLDERS’ EQUITY	12,919,722	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,919,722	$19,553,105

*	Certain shares are presented on a retroactive basis to reflect the reorganization (see Note 13).

Condensed Statements of Income and Comprehensive Income

	For the years ended June 30,
	2019	2020	2021

General and administrative expenses	$-	$318,634	$330,734
Loss from operation	-	318,634	330,734
Other income:
Share of income of subsidiaries, consolidated VIE and VIE’s subsidiaries	3,584,514	2,754,455	4,598,276

Income before income tax expense	3,584,514	2,435,821	4,267,542
Income tax expense	-	-	-
Net income	$3,584,514	$2,435,821	$4,267,542
Other Comprehensive loss
Foreign currency translation (loss) income	(152,343)	(226,235)	1,335,757
Total comprehensive income	$3,432,171	$2,209,586	$5,603,299

Condensed Statements of Changes in Shareholders’ Equity

	Ordinary shares		Subscription	Additional paid-in	Retained	Accumulated other comprehensive	Total Shareholders’
	Shares*	Amount	receivable	capital	earnings	(loss) income	Equity

Balance as of July 1, 2018	13,425,911	$13,426	$(13,426)	$2,142,518	$1,451,879	$10,997	$3,605,394
Net income	-	-	-	-	3,584,514	-	3,584,514
Foreign currency translation adjustment	-	-	-	-	-	(152,343)	(152,343)
Balance as of June 30, 2019	13,425,911	$13,426	$(13,426)	$2,142,518	$5,036,393	$(141,346)	$7,037,565
Issuance of additional shares	3,359,000	3,359	(2,015)	3,671,227	-	-	3,672,571
Net income	-	-	-	-	2,435,821	-	2,435,821
Foreign currency translation adjustment	-	-	-	-		(226,235)	(226,235)
Balance as of June 30, 2020	16,784,911	$16,785	$(15,441)	$5,813,745	$7,472,214	$(367,581)	$12,919,722
Acquisition of Non-controlling interests	1,065,089	1,065		829,373	-	(25,354)	805,084
Net income for the period	-	-	-	-	4,267,542	-	4,267,542
Foreign currency translation adjustment	-	-	-	-	-	1,335,757	1,335,757
Balance as of June 30, 2021	17,850,000	$17,850	$(15,441)	$6,643,118	$11,739,756	$942,822	$19,328,105

*	Certain shares are presented on a retroactive basis to reflect the reorganization (see Note 13).

Condensed Statements of Cash Flows

	For the years ended June 30,
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$-	$(348,870)	$(75,805)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	-	-	(600,000)
Net cash used in investing activities	-	-	(600,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	-	1,707,893	-
Payment for deferred offering costs	-	(220,031)	(459,164)
Net cash provided by (used in) financing activities	-	1,487,862	(459,164)

Effect of exchange rate changes	-	237	-

Net increase (decrease) in cash	-	1,139,229	(1,134,969)
Cash at beginning of period	-	-	1,139,229
Cash at end of period	$-	$1,139,229	$4,260