Form 20-F
period 2022-06-30
Pop Culture Group Co., Ltd
filed 2022-10-28
CIK 1807389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

 3rd Floor, No. 168 Fengqi Road

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

+ 86-0592-5968169

(Address of principal executive offices)

Zhuoqin Huang, Chief Executive Officer

Telephone: + 86-592-5968189

Email: ceo@cpop.cn

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

An aggregate of 18,286,923 Class A ordinary shares, par value $0.001 per share, and 5,763,077 Class B ordinary shares, par value $0.001 per share, as of June 30, 2022.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Pop Culture Group (defined below), par value $0.001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Pop Culture Group, par value $0.001 per share;

●	“Heliheng” are to Heliheng Culture Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Pop Culture HK (defined below);

●	“the PRC operating entities” are to Xiamen Pop Culture (defined below) and its subsidiaries;

●	“Pop Culture Group,” “we,” “us,” “our Company,” or the “Company” are to Pop Culture Group Co., Ltd, an exempted company limited by shares incorporated under the laws of Cayman Islands;

●	“Pop Culture HK” are to Pop Culture (HK) Holding Limited, a Hong Kong corporation and wholly owned subsidiary of Pop Culture Group;

●	“PRC laws and regulations” are to the laws and regulations of mainland China;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“VIE Agreements” are to the contractual arrangements among Heliheng, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders (defined below);

●	“WFOE” are to wholly foreign-owned enterprise;

●	“Xiamen Pop Culture” or the “VIE” are to Xiamen Pop Culture Co., Ltd., a limited liability company organized under the laws of the PRC; and

●	“Xiamen Pop Culture Shareholders” are to Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Chunxiao Cui, Xiayu Cui, Junlong He, Yu Huang, Azhen Lin, and Wuyang Chen, who collectively hold 100% of the equity interests in Xiamen Pop Culture.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2022, 2021, and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2022	2021	2020
At the end of the year - RMB	RMB6.6981 to $1.00	RMB6.4579 to $1.00	RMB7.0697 to $1.00
Average rate for the year - RMB	RMB6.4554 to $1.00	RMB6.6228 to $1.00	RMB7.0319 to $1.00

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a holding company incorporated in the Cayman Islands on January 3, 2020 and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through the VIE and its subsidiaries in the PRC. For accounting purposes, we control and receive the economic benefits of the business operations of the VIE and its subsidiaries through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”), and the structure involves unique risks to investors. Our securities are securities of Pop Culture Group, the offshore holding company in the Cayman Islands, instead of securities of the VIE or its subsidiaries in the PRC. The VIE structure provides contractual exposure to foreign investment in China-based companies where PRC laws and regulations prohibit direct foreign investment in the operating companies. As a result of our use of the VIE structure, investors may never hold equity interests in the VIE or its subsidiaries.

The following diagram illustrates our corporate structure, including our subsidiaries and the VIE and its subsidiaries, as of the date of this annual report:

Joya Enterprises Limited(1)
Victory Quest Industries Limited(2)
Minority Shareholders(3)
Public Shareholders
68.81%
*
1.29%
29.51%
Pop Culture Group Co., Ltd "Pop Culture Group" Cayman Islands, 2020
100%
Pop Culture Global Operations Inc. California, 2021
Outside the PRC
Inside the PRC
100%
Pop Culture (HK) Holding Limited "Pop Culture HK" Hong Kong, 2020
100%
Fujian Pupu Shuzhi Sports Industry Development Co., Ltd. PRC, 2022
100%
Heliheng Culture Co., Ltd. "Heliheng" PRC, 2020
60%
Contractual Arrangements
Xiamen Pop Investment Co., Ltd. PRC, 2022
Xiamen Pop Culture Co., Ltd.(4) "Xiamen Pop Culture" PRC, 2007
40%
100%
Xiamen Pop Network Technology Co., Ltd. PRC, 2017
Xiamen Pupu Digital Technology Co., Ltd. PRC, 2022
Shanghai Pupu Sibo Sports Technology Development Co., Ltd. PRC, 2017
Guangzhou Shuzhi Culture Communication Co., Ltd. PRC, 2018
Shenzhen Pop Digital Industry Development Co., Ltd PRC, 2020
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. PRC, 2022
60%
Shenzhen Jam Box Technology Co., Ltd.(8) PRC, 2021
51%
51%
Xiamen Pop Sikai Interactive Technology Co., Ltd.(5) PRC, 2020
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd.(6) PRC, 2022
100%
Xiamen Qiqin Technology Co., Ltd. PRC, 2021
100%
51%
Xiamen Pop Shuzhi Culture Communication Co., Ltd. PRC, 2022
Fujian Shuzhi Fuxin Exhibition Co., Ltd.(7) PRC, 2022

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares is entitled to seven votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share.

(1)	Represents 5,763,077 Class B Ordinary Shares indirectly held by Zhuoqin Huang, the 100% owner of Joya Enterprises Limited, as of the date of this annual report.

(2)	Represents 233,000 Class A Ordinary Shares indirectly held by Weiyi Lin, the 100% owner of Victory Quest Industries Limited, as of the date of this annual report.

(3)	Represents an aggregate of 755,089 Class A Ordinary Shares held by five shareholders of Pop Culture Group, each one of which holds less than 5% of our voting ownership interests, as of the date of this annual report.

(4)	As of the date of this annual report, Xiamen Pop Culture is held by Zhuoqin Huang as to 61.58%, Weiyi Lin as to 10.02%, Rongdi Zhang as to 9.10%, Chunxiao Cui as to 6.11%, Xiayu Cui as to 6.11%, Junlong He as to 4.42%, Yu Huang as to 2.42%, Azhen Lin as to 0.12%, and Wuyang Chen as to 0.12%, respectively, together holding 100% of the shares.

(5)	Xiamen Sikai Culture Media Co., Ltd., an unrelated third party, holds 49% of the equity interests in Xiamen Pop Sikai Interactive Technology Co., Ltd. (“Pop Sikai”).

(6)	Fujian Zhongshi Communication Co., Ltd., Wenxiu Yu, and Bo Lan, three unrelated third parties, collectively hold 49% of the equity interests in Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”).

(7)	Fuzhou Xinsiyu Culture Communication Co., Ltd., an unrelated third party, holds 49% of the equity interests in Fujian Shuzhi Fuxin Exhibition Co., Ltd. (“Fujian Shuzhi”).

(8)	Shenzhen HipHopJust Information Technology Co., Ltd. and Zhaowei Wu, two unrelated third parties, collectively hold 40% of the equity interests in Shenzhen Jam Box Technology Co., Ltd. (“Shenzhen Jam Box”).

The VIE Agreements

Neither we nor our subsidiaries own any share in Xiamen Pop Culture or its subsidiaries. Instead, for accounting purposes, we control and receive the economic benefits of the business operations of the VIE and its subsidiaries through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. Heliheng, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders entered into the VIE Agreements on March 30, 2020, which were amended and restated on February 19, 2021. The VIE Agreements are designed to provide Heliheng with the power, rights, and obligations with respect to Xiamen Pop Culture as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in Heliheng and the provisions of the VIE Agreements.

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

Share Pledge Agreement

Under the Share Pledge Agreement between Heliheng and the Xiamen Pop Culture Shareholders, together holding 100% of the shares in Xiamen Pop Culture, the Xiamen Pop Culture Shareholders pledged their shares in Xiamen Pop Culture to Heliheng to guarantee the performance of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement. Under the terms of the Share Pledge Agreement, in the event that Xiamen Pop Culture or the Xiamen Pop Culture Shareholders breach their respective contractual obligations under the Exclusive Services Agreement, Heliheng, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged shares. The Xiamen Pop Culture Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Heliheng is entitled to dispose of the pledged shares in accordance with applicable PRC laws and regulations. The Xiamen Pop Culture Shareholders further agreed not to dispose of the pledged shares or take any action that would prejudice Heliheng’s interest.

The Share Pledge Agreement is effective until the full payment of the service fees under the Exclusive Services Agreement and upon termination of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement, or upon the transfer of shares under the Exclusive Option Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement and (2) make sure the Xiamen Pop Culture Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice Heliheng’s interests without Heliheng’s prior written consent. In the event Xiamen Pop Culture breaches its contractual obligations under the Exclusive Services Agreement, Heliheng will be entitled to dispose of the pledged shares in accordance with relevant PRC laws and regulations.

As of the date of this annual report, the share pledges under the Share Pledge Agreement have been registered with the competent PRC regulatory authority.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Xiamen Pop Culture Shareholders, together holding 100% of the shares in Xiamen Pop Culture, irrevocably granted Heliheng (or its designee) an exclusive option to purchase, to the extent permitted under PRC laws and regulations, once or at multiple times, at any time, part or all of their shares in Xiamen Pop Culture. The option price is RMB10 or the minimum amount to the extent permitted under PRC laws and regulations, whichever is lower.

Under the Exclusive Option Agreement, Heliheng may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC laws and regulations, all or part of the Xiamen Pop Culture Shareholders’ shares in Xiamen Pop Culture. The Exclusive Option Agreement, together with the Share Pledge Agreement, the Exclusive Services Agreement, and the Shareholders’ Powers of Attorney, enable us to consolidate the financial results of Xiamen Pop Culture and its subsidiaries in our consolidated financial statements under U.S. GAAP.

The Exclusive Option Agreement remains effective until all the equity of Xiamen Pop Culture is legally transferred under the name of Heliheng and/or other entity or individual designated by it, unless terminated earlier by Heliheng with a 30-day prior notice.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Xiamen Pop Culture Shareholders authorized Heliheng to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under PRC laws and regulations and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of Xiamen Pop Culture.

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

Risks Associated with Our Corporate Structure and the VIE Agreements

Because we do not directly hold equity interests in the VIE and its subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of companies in the PRC through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in the VIE’s operations, and the value of our Class A Ordinary Shares may depreciate significantly or become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure,” “—D. Risk Factors—Risks Relating to Doing Business in the PRC,” and “—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market.” The VIE Agreements have not been tested in a court of law in the PRC as of the date of this annual report.

The VIE Agreements may not be as effective as direct ownership in providing operational control. For instance, Xiamen Pop Culture and the Xiamen Pop Culture Shareholders could breach the VIE Agreements, by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The Xiamen Pop Culture Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements. In the event that Xiamen Pop Culture or the Xiamen Pop Culture Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us,” “—D. Risk Factors—Risks Relating to Our Corporate Structure—The VIE Agreements may not be effective in providing control over Xiamen Pop Culture,” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—The VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under the VIE Agreements.”

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with being based in the PRC, which could result in a material change in the VIE’s operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. As of the date of this annual report, we, our subsidiaries, and the PRC operating entities have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm (“JT&N”), as of the date of this annual report, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, under the Cybersecurity Review Measures that became effective on February 15, 2022, or if the Security Administration Draft is enacted as proposed, since (i) as companies that host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and brand promotion services to corporate clients, we and the PRC operating entities are unlikely to be classified as critical information infrastructure operators (“CIIOs”) by the PRC regulatory agencies; (ii) we and the PRC operating entities currently possess personal information of a relatively small number of users in their business operations, significantly less than the one million user threshold set for a data processing operator applying for listing on a foreign exchange that may be required to pass such cybersecurity review, and they do not anticipate that they will be collecting over one million users’ personal information in the foreseeable future; and (iii) since we and the PRC operating entities are in the hip-hop industry, data processed in their business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.” Furthermore, on December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Filing Measures” and, together with the Administrative Provisions, the “Draft Rules Regarding Overseas Listings”), both of which had a comment period that expired on January 23, 2022. The Administrative Provisions and the Filing Measures regulate overseas securities offering and listing activities by domestic enterprises in direct or indirect form. The Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises,” and requires “domestic” enterprises to complete filing procedures with the CSRC if they wish to list overseas. The Administrative Provisions also contain regulatory red lines for overseas offerings and listings by “domestic” enterprises. The Filing Measures provide supplementary rules for the Administrative Provisions by specifying the primary filing procedures for overseas offerings and listing by domestic enterprises. If the Administrative Provisions and the Filing Measures are fully implemented in the current form, we may be required to file in accordance with the Filing Measures. As of the date of this annual report, these drafts have not been formally adopted, and, due to the lack of detailed guidance or implementation rules, there are still uncertainties regarding the Administrative Provisions and the Filing Measures. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIE, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIE to obtain regulatory approval from Chinese authorities for listing in the U.S. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.”

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law of the PRC (amended on June 24, 2022 and effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the Detailed Rules for the Implementation of the Fair Competition Review System; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or the PRC operating entities’ ability to conduct business, our ability to accept foreign investments or issue our securities to foreign investors because neither we and our subsidiaries, nor the PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions.

Permissions Required from PRC Authorities

As of the date of this annual report, we, our PRC subsidiaries, and the PRC operating entities, (i) are not covered by additional permissions or approval requirements from any governmental agency that is required to approve the PRC operating entities’ operations, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (iii) no such permission or approval has been denied. These licenses, permissions, and approvals, which have been successfully obtained, are: (i) business licenses; (ii) the Electronic Data Interchange (“EDI”) and Internet Content Provider (“ICP”) Licenses; (iii) the Commercial Performance License; (iv) the Radio and Television Program Production and Operation Permit; and (v) the filing-for-record procedures before engaging in non-commercial Internet content service operations. Besides, the PRC operating entities are in the process of applying for the following licenses, permissions, or approvals, which may be required for their new operations in the PRC: (i) the Internet Culture Business Operating License; (ii) the Internet Publication License; (iii) the filing-for-record procedures with the CAC’s filing management system for blockchain information services; and (iv) the filing-for-record procedures for artworks related business activities with local cultural administrative authorities. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause our PRC subsidiaries or the PRC operating entities to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—If the PRC operating entities fail to obtain or renew any of the requisite approvals, licenses, or permits applicable to their business, it could materially and adversely affect their business and results of operations.”

As advised by our PRC counsel, JT&N, as of the date of this annual report, our Company, our subsidiaries, and the PRC operating entities, (i) are not required to obtain additional permissions or approvals to operate their current business, (ii) are not required to obtain permission from the CSRC, the CAC, or any other Chinese authorities to issue our securities to foreign investors based on PRC laws and regulations currently in effect, and (iii) have not received or were denied such permission by any Chinese authorities. However, we cannot assure you that the PRC regulatory agencies, including the CAC or the CSRC, would take the same view as we do, and there is no assurance that our PRC subsidiaries and the PRC operating entities are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If our PRC subsidiaries or the PRC operating entities (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries and the PRC operating entities are required to obtain such permissions or approvals in the future, they could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.”

In addition, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (United States), or the “PCAOB,” is unable to inspect our auditor for three consecutive years beginning in 2021. Our auditor, WWC, P.C., is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Class A Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether and how this new Protocol will be implemented and whether the PCAOB can make a determination that it is able to inspect and investigate completely in mainland China and Hong Kong. When the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in mainland China and Hong Kong. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Asset Transfers Between Our Company, Our Subsidiaries, and the VIE

As of the date of this annual report, our Company, our subsidiaries, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments and the PRC operating entities. Each subsidiary, department, or PRC operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

During the fiscal years ended June 30, 2022, 2021, and 2020, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIE were as follows: in July 2020, Pop Culture Group transferred approximately $600,000 to Pop Culture HK, which in turn transferred approximately $599,000 to Heliheng; in July 2021, Pop Culture Group transferred approximately $7,081,000 of the net proceeds from our initial public offering to Pop Culture HK, which in turn transferred approximately $7,050,000 to Heliheng; and in May and June 2022, Pop Culture Group transferred approximately $3,019,000 to Pop Culture HK, which in turn transferred approximately $3,008,400 to Heliheng.

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our securities (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Cash is transferred among our Company, our subsidiaries, and the VIE, in the following manners: (i) funds are transferred to Heliheng, our WFOE, from our Company as needed through Pop Culture HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by the VIE to Heliheng, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by Heliheng, to our Company through Pop Culture HK; and (iv) Heliheng and the VIE, lend to and borrow from each other from time to time for business operation purposes.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from Xiamen Pop Culture to Heliheng, pursuant to the VIE Agreements, and the distribution of such payments to Pop Culture HK as dividends from Heliheng, and then to our Company. If our PRC subsidiaries and the PRC operating entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as PRC-sourced income and as a result may be subject to PRC withholding tax. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our and the PRC operating entities’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Any limitation on the ability of our PRC subsidiaries and the PRC operating entities to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital. However, our operations and business, including investment and/or acquisitions by our PRC subsidiaries and the PRC operating entities within the PRC, will not be affected as long as the capital is not transferred in or out of the PRC.

Selected Condensed Consolidating Financial Schedule

As a holding company with no material operations of our own, we conduct our operations through our subsidiaries and the VIE and its subsidiaries in the PRC. Our subsidiaries and the VIE and its subsidiaries as of the date of this annual report are described below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation/ Acquisition	Effective Interest Held Through Equity Ownership/ Contractual Arrangements	Principal Activities
Pop Culture Group	January 3, 2020	Cayman Islands	100%	Parent Holding

Subsidiaries
Pop Culture HK	January 20, 2020	Hong Kong	100%	Investment holding
Heliheng	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Pop Culture Global Operations Inc. (“Pop Culture Global”)	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
Xiamen Pop Investment Co., Ltd. (“Pop Investment”)	January 25, 2022	PRC	60% owned by Heliheng; 40% owned by the VIE	Cross-border funds management
Fujian Pupu Shuzhi Sports Industry Development Co., Ltd. (“Shuzhi Sports”)	July 21, 2022	PRC	100%	Holding sports performance activities

VIE
Xiamen Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting

VIE’s subsidiaries
Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo”)	March 30, 2017	PRC	100% owned by the VIE	Event planning and execution
Xiamen Pop Network Technology Co., Ltd. (“Pop Network”)	June 6, 2017	PRC	100% owned by the VIE	Marketing
Guangzhou Shuzhi Culture Communication Co., Ltd. (“Guangzhou Shuzhi”)	December 19, 2018	PRC	100% owned by the VIE	Event planning and execution
Shenzhen Pop Digital Industry Development Co., Ltd. (“Shenzhen Pop”)	January 17, 2020	PRC	100% owned by the VIE	Event planning and execution
Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”)	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”)	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Pop Sikai	August 18, 2020	PRC	51% owned by the VIE	Event planning and execution
Zhongpu Shuyuan	March 30, 2022	PRC	51% owned by the VIE	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd. (“Xiamen Qiqin”)	April 12, 2022	PRC	51% owned by the VIE	IPC License
Shenzhen Jam box	November 18, 2021	PRC	60% owned by the VIE	Software-as-a-Service (“SaaS”) Software Provider
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Xiamen Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Fujian Shuzhi	May 18, 2022	PRC	51% owned by the VIE	Online and offline advertising marketing and exhibitions

The following tables present selected condensed consolidated financial data of Pop Culture Group and its subsidiaries and the VIE and its subsidiaries for the fiscal years ended June 30, 2022, 2021, and 2020, and balance sheet data as of June 30, 2022 and 2021.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Year Ended June 30, 2022
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations		Consolidated Total
Revenue	$-	$7,520,431	$24,761,112	$-		$32,281,543
Cost of revenue	$-	$6,542,201	$19,493,810	$-		$26,036,011
Gross profit	$-	$978,230	$5,267,302	$-		$6,245,532
Service fee income	$-	$-	$1,882,512	$(1,882,512	)*	$-
Net income	$(1,583,761)	$389,137	$1,882,512	$-		$687,888
Comprehensive income	$(1,583,761)	$124,256	$1,273,590	$-		$(185,915)

*	To eliminate income generated by the VIE and its subsidiaries.

	For the Fiscal Year Ended June 30, 2021
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$-	$655,255	$24,871,302	$-	$25,526,557
Cost of revenue	$-	$579,454	$17,723,040	$-	$18,302,494
Gross profit	$-	$75,801	$7,148,262	$-	$7,224,063
Service fee income	$-	$4,571,795	$-	$(4,571,795)	$-
Net (loss) income	$(330,734)	$4,598,276	$4,571,795	$(4,571,795)	$4,267,542
Comprehensive (loss) income	$(330,734)	$4,648,657	$5,857,171	$(4,571,795)	$5,603,299

	For the Fiscal Year Ended June 30, 2020
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$-	$-	$15,688,080	$-	$15,688,080
Cost of revenue	$-	$-	$11,158,847	$-	$11,158,847
Gross profit	$-	$-	$4,529,233	$-	$4,529,233
Net (loss) income	$(318,634)	$(99)	$2,944,550	$-	$2,625,817
Comprehensive (loss) income	$(318,634)	$(100)	$2,702,712	$-	$2,383,978

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2022
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$9,085,082	$1,741,047	$3,569,903	$-	$14,396,032
Receivable from the VIE	$-	$1,882,512	$-	$(1,882,512)	$-
Total current assets	$13,335,083	$10,047,766	$29,331,187	$(1,882,512)	$50,831,524
Investments in subsidiaries and the VIE	$10,700,049	$10,657,426	$-	$(21,357,475)	$-
Total assets	$33,634,367	$23,826,005	$30,147,583	$(23,239,987)	$64,367,968
Total liabilities	$90,165	$395,324	$11,110,127	$-	$11,595,616
Total shareholders’ equity	$33,544,203	$23,430,680	$19,037,456	$(23,239,987)	$52,772,352
Total liabilities and shareholders’ equity	$33,634,367	$23,826,005	$30,147,583	$(23,239,987)	$64,367,968

	As of June 30, 2021
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$4,260	$27,654	$1,288,063	$-	$1,319,977
Receivable from the VIE	$-	$4,571,795	$-	$(4,571,795)	$-
Total current assets	$683,526	$5,243,936	$31,054,450	$(4,571,795)	$32,410,117
Investments in subsidiaries and the VIE	$18,869,579	$599,000	$-	$(19,468,579)	$-
Total assets	$19,553,105	$5,849,445	$33,067,159	$(24,040,374)	$34,429,335
Total liabilities	$225,000	$1,888	$14,874,342	$-	$15,101,230
Total shareholders’ equity	$19,328,105	$5,847,557	$18,192,817	$(24,040,374)	$19,328,105
Total liabilities and shareholders’ equity	$19,553,105	$5,849,445	$33,067,159	$(24,040,374)	$34,429,335

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended June 30, 2022
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(10,391,828)	$1,713,393	$(22,495,295)	$-	$(31,173,730)
Net used in investing activities	$(10,100,049)	$-	$(82,733)	$10,100,049	$(82,733)
Net cash used in (provided by) financing activities	$29,572,699	$-	$10,463,813	$-	$40,036,512

	For the Fiscal Year Ended June 30, 2021
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(75,805)	$(651,453)	$(3,310,074)	$-	$(4,037,332)
Net used in investing activities	$(600,000)	$-	$-	$600,000	$-
Net cash used in (provided by) financing activities	$(459,164)	$(568,241)	$4,378,228	$600,000	$3,950,823

	For the Fiscal Year Ended June 30, 2020
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(348,870)	$-	$(2,255,959)	$-	$(2,604,829)
Net provided by investing activities	$-	$-	$3,261	$-	$3,261
Net cash provided by financing activities	$1,487,862	$-	$1,777,271	$-	$3,265,133

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Corporate Structure

Our corporate structure, in particular the VIE Agreements, is subject to significant risks, as set forth in the following risk factors.

If the PRC government determines that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of Internet content services and radio and television program production and distribution business is prohibited under current PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.” Accordingly, we currently operate our radio and television program production and distribution business through Xiamen Pop Culture, a VIE, pursuant to the VIE Agreements. For a description of the VIE Agreements, see “Item 4. Information on the Company—A. History and Development of the Company—The VIE Agreements.”

According to our PRC counsel, JT&N, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structure of Xiamen Pop Culture and Heliheng is currently not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the VIE Agreements is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws and regulations. Our PRC counsel, JT&N, however, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The VIE Agreements have not been tested in a court of law in the PRC as of the date of this annual report. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If our corporate structure and the VIE Agreements are determined as illegal or invalid by the competent court in the PRC, arbitral tribunal, or regulatory authorities, we may be unable to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the VIE Agreements are found to be in violation of any existing or future PRC laws or regulations, or we or Xiamen Pop Culture fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and/or operating licenses of Heliheng or Xiamen Pop Culture;

●	discontinuing or restricting the operations of Heliheng or Xiamen Pop Culture;

●	imposing conditions or requirements with which we, Heliheng, or Xiamen Pop Culture may not be able to comply;

●	requiring us, Heliheng, or Xiamen Pop Culture to change our corporate structure and the VIE Agreements;

●	restricting or prohibiting our use of the proceeds from our public offering to finance the PRC operating entities’ business and operations in the PRC; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on the PRC operating entities’ ability to conduct their business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements, if the PRC government authorities were to find our legal structure and the VIE Agreements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Xiamen Pop Culture or our right to receive substantially all the economic benefits and residual returns from Xiamen Pop Culture and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations, and our securities may significantly decline in value or become worthless.

The VIE Agreements may not be effective in providing control over Xiamen Pop Culture.

We are a holding company incorporated in the Cayman Islands and not a Chinese operating entity. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the PRC operating entities. For accounting purposes, we control and receive the economic benefits of the PRC operating entities’ business operations through the VIE Agreements, which enables us to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements under U.S. GAAP. Our Class A Ordinary Shares are shares of our offshore holding company instead of shares of the PRC operating entities.

The VIE Agreements, however, may not be as effective in providing us with the necessary control over Xiamen Pop Culture and its operations. For example, Xiamen Pop Culture and the Xiamen Pop Culture Shareholders could breach the VIE Agreements by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Xiamen Pop Culture, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Xiamen Pop Culture, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the current VIE Agreements, however, we rely on the performance by Xiamen Pop Culture and the Xiamen Pop Culture Shareholders of their respective obligations under the contracts to exercise control over Xiamen Pop Culture for accounting purposes. The Xiamen Pop Culture Shareholders may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Xiamen Pop Culture. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation, and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, the VIE Agreements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

The VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under the VIE Agreements.

As the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from the VIE Agreements will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce the VIE Agreements, through arbitration, litigation, and other legal proceedings remain in the PRC, which could limit our ability to enforce the VIE Agreements, and we may not be deemed to have a controlling financial interest in, or be the primary beneficiary of Xiamen Pop Culture for accounting purposes. Furthermore, these contracts may not be enforceable in the PRC if the PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce the VIE Agreements, we may not be able to exert effective control over Xiamen Pop Culture for accounting purposes, and our ability to conduct our business may be materially and adversely affected.

We may not be able to consolidate the financial results of Xiamen Pop Culture or such consolidation could materially and adversely affect our operating results and financial condition.

Our business is conducted through Xiamen Pop Culture, which currently is considered for accounting purposes as a VIE, and we are considered the primary beneficiary, enabling us to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements. In the event that in the future Xiamen Pop Culture would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line its financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the U.S. Securities and Exchange Commission (the “SEC”) accounting regulations must be discussed, quantified, and reconciled in financial statements for the U.S. GAAP and SEC purposes.

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

The Xiamen Pop Culture Shareholders may have potential conflicts of interest with us. These shareholders may not act in the best interest of our Company or may breach, or cause Xiamen Pop Culture to breach the VIE Agreements, which would have a material and adverse effect on our ability to effectively control Xiamen Pop Culture and receive economic benefits from it for accounting purposes. For example, the shareholders may be able to cause the VIE Agreements to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Agreements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

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

Further, our relationship with Xiamen Pop Culture is governed by the VIE Agreements, which are intended to enable us, through our indirect ownership of Heliheng, to have a controlling financial interest in, and be the primary beneficiary of, Xiamen Pop Culture for accounting purposes. The VIE Agreements, however, may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Xiamen Pop Culture could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

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

MOFCOM and the National Development and Reform Commission, or the “NDRC,” promulgated the Special Measures for Foreign Investment Access (2021 version), or the “Negative List,” on December 27, 2021, which became effective on January 1, 2022. According to the Negative List, the radio and television program production and operation business, in which the PRC operating entities engage, falls in the “prohibited” category for foreign investors. To comply with PRC laws and regulations, we rely on the VIE Agreements to operate such business in China.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council of the PRC (the “State Council”). The Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is still uncertainty regarding whether the VIE would be identified as a foreign-invested enterprise in the future. As a result, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future.

If we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could apply to the VIE Agreements, and as a result Xiamen Pop Culture could become subject to restrictions on foreign investment, which may materially impact the viability of its current and future operations. Specifically, we may be required to modify our corporate structure, change the PRC operating entities’ current scope of operations, obtain approvals, or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

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

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC operating entities’ business and operations.

Substantially all of the PRC operating entities’ assets and operations are currently located in China. Accordingly, the PRC operating entities’ business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the PRC operating entities’ business and operating results, reduce demand for their products, and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on the PRC operating entities. For example, the PRC operating entities’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect the PRC operating entities’ business and operating results.

Furthermore, our Company, the PRC operating entities, and our investors may face uncertainty about future actions by the government of China that could significantly affect the PRC operating entities’ financial performance and operations, including the enforceability of the VIE Agreements. As of the date of this annual report, neither our Company nor the VIE has received or was denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or the VIE will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with third parties in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The legal system in the PRC is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in the PRC could affect the business environment and our ability to operate our business in the PRC.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the legal system in the PRC than in more developed legal systems. Furthermore, the legal system in the PRC is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in the PRC could materially and adversely affect our business and impede our ability to continue our operations.

Such uncertainties, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof, could limit the legal protections available to us and our investors, including you.

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

Given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Substantially all of our operations are located in the PRC. Our ability to operate in the PRC may be harmed by changes in its laws and regulations, including those relating to taxation, foreign investment, information security, Internet, and other matters. The central or local governments of the PRC may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector. We cannot rule out the possibility that the Chinese government will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations.

As such, the PRC operating entities’ business segments may be subject to various government and regulatory interference, and they could be subject to new regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The PRC operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of the PRC operating entities to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure the PRC operating entities’ compliance with such regulations or interpretations. As such, the PRC operating entities may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believes our Company and the PRC operating entities are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the PRC operating entities at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.

Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies.

Furthermore, on December 24, 2021, the CSRC and relevant departments of the State Council released the Administrative Provisions and the Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the PRC laws and regulations; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

As of the date of this annual report, the Draft Rules Regarding Overseas Listings have been released for public comment only and have not been formally promulgated, and neither we, our subsidiaries, nor any of the PRC operating entities have been required to complete the filing procedures. However, uncertainties remain as to its enactment or future interpretations and implementations. Our PRC counsel, JT&N, has advised us that, even if the final rules are promulgated as proposed in the current Draft Rules Regarding Overseas Listings, none of the situations that would clearly prohibit overseas offering and listings would apply to us. In addition, we would only need to submit the filing materials and no CSRC approval would be required under such rules.

Notwithstanding the above, our PRC counsel has further advised us that uncertainties still exist as to whether we, our subsidiaries, or the PRC operating entities are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to our offerings, as well as other procedures that may be imposed on us. In the event that we, our subsidiaries, or the PRC operating entities are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or the PRC operating entities to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, JT&N, neither the operations of our PRC subsidiaries, nor of the PRC operating entities, nor our offerings are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, given that our PRC subsidiaries and the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, and thus, would reduce the time before our securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC and in Hong Kong because of positions taken by the PRC and Hong Kong authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the financial statements of those companies who have China-based auditors.

Our auditor, WWC, P.C., is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our securities in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. In addition, delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether and how this new Protocol will be implemented and whether the PCAOB can make a determination that it is able to inspect and investigate completely in mainland China and Hong Kong. When the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in mainland China and Hong Kong.

Increases in labor costs in the PRC may adversely affect the PRC operating entities’ business and profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for the PRC operating entities’ employees has also increased in recent years. We expect that their labor costs, including wages and employee benefits, will continue to increase. Unless the PRC operating entities are able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.

In addition, the PRC operating entities have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the PRC operating entities decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the PRC operating entities’ employment practice does not and will not violate labor-related laws and regulations in China, which may subject the PRC operating entities to labor disputes or government investigations. If the PRC operating entities are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their business, financial condition, and results of operations could be materially and adversely affected.

If the PRC operating entities fail to obtain or renew any of the requisite approvals, licenses, or permits applicable to their business, it could materially and adversely affect their business and results of operations.

In accordance with the relevant PRC laws and regulations, the PRC operating entities are required to maintain various approvals, licenses, and permits and complete certain statutory procedures to operate their business, including the business license, the Value-added Telecommunications Business Operation License, or the EDI and ICP Licenses, the Commercial Performance License, and Radio and Television Program Production and Operation Permit, and the filing-for-record procedures before engaging in Internet information service operations. In particular, the EDI and ICP Licenses, the Commercial Performance License and Radio and Television Program Production and Operation Permit the PRC operating entities hold are subject to periodic renewal. In addition, evolving laws and regulations and inconsistent enforcement thereof could lead to their failure to obtain or maintain licenses and permits to do business in China. If the PRC operating entities fail to obtain or renew approvals, licenses, or permits required for their business or to respond to changes in the regulatory environment, they may be subject to fines or the suspension of operations, which could adversely affect their business and results of operations.

The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.

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

The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees. The PRC operating entities may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to housing fund plans, the PRC operating entities may be required to pay and deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. Accordingly, if the relevant PRC authorities determine that the PRC operating entities shall make supplemental social insurance and housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected. As of the date of this annual report, however, the relevant local authorities confirmed in writing that no records of violation were found on the PRC operating entities for social insurance and/or housing fund contribution obligations. Further, the PRC operating entities have never received any demand or order from the competent authorities. Therefore, our PRC counsel, JT&N, believes that the risk that the relevant authorities may impose regulatory penalty on the PRC operating entities for our underpayment of social insurance and housing funds is remote.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

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

As of the date of this annual report, all of the Xiamen Pop Culture Shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to Xiamen Pop Culture, which could materially and adversely affect their liquidity and their ability to fund and expand their business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, Xiamen Pop Culture, and subsidiaries of Xiamen Pop Culture. We may make loans to these entities, or we may make additional capital contributions to Heliheng, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to Heliheng, Xiamen Pop Culture, or subsidiaries of Xiamen Pop Culture, or future capital contributions by us to Heliheng. As a result, uncertainties exist as to our ability to provide prompt financial support to Heliheng, Xiamen Pop Culture, or subsidiaries of Xiamen Pop Culture when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect the PRC operating entities’ business, including their liquidity and their ability to fund and expand their business.

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

Our business is conducted in the PRC by the PRC operating entities, and the PRC operating entities’ books and records are maintained in RMB, which is the currency of the PRC. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of the PRC operating entities’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for the PRC operating entities’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for the PRC operating entities’ business.

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

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income under the contractual agreements. Heliheng currently has in place with Xiamen Pop Culture in a manner that would materially and adversely affect its ability to pay dividends and other distribution to us. See “—Risks Relating to Our Corporate Structure—The VIE Agreements may result in adverse tax consequences.”

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in RMB. Under our current corporate structure, Pop Culture Group may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

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

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiaries are wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

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

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The approval of the CSRC may be required in connection with our offerings under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings.

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

Our PRC legal counsel, JT&N, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Global Market in the context of our offerings, given that:

●	we established Heliheng by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules; and

●	no explicit provision in the M&A Rules classifies the VIE Agreements as a type of acquisition transaction subject to the M&A Rules.

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that the CSRC approval is required for our offerings in the U.S., we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings in the U.S. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our offerings in the U.S. into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings in the U.S. before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

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

Risks Related to Our Business

The PRC operating entities have in recent years shifted their focus to the Event Hosting business, which makes it difficult to predict our prospects and our business and financial performance.

The PRC operating entities have in recent years shifted their focus from providing event planning and execution services to developing and hosting their own hip-hop events. During the fiscal years ended June 30, 2022, 2021, and 2020, revenue from the Event Hosting business accounted for 46%, 59%, and 49% of our total revenue, respectively, while revenue from the Event Planning and Execution business accounted for 26%, 36%, and 35% of our total revenue, respectively. The recent operation results of the PRC operating entities in this business may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenue, cash flows, and operating margins for the Event Hosting business. The PRC operating entities have encountered, and may continue to encounter in the future, risks, challenges, and uncertainties associated with the development of their Event Hosting business, such as adapting to the fast-evolving hip-hop ecosystem, addressing regulatory compliance and uncertainty, engaging, training, and retaining high-quality employees, and improving and expanding their hip-hop intellectual property portfolio. If the PRC operating entities do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If the PRC operating entities are unable to retain the existing clients for their Event Planning and Execution and Brand Promotion businesses, our results of operations will be materially and adversely affected.

The PRC operating entities provide event planning and execution services and brand promotion services to corporate clients primarily pursuant to service agreements with typical terms ranging from one to six months but usually less than three months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for the PRC operating entities. The PRC operating entities may not be able to accurately predict future trends in corporate client renewals, and their corporate clients’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with their services and solutions and their fees and charges, as well as factors beyond their control, such as level of competition faced by their corporate clients, their level of success in marketing efforts, and their spending levels. In particular, some of the existing corporate clients of the PRC operating entities, including Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., and Xiamen Mastermind Advertising Co., Ltd., have been their clients for many years and the PRC operating entities generated a significant portion of their revenue through services provided to them. If some of the existing corporate clients of the PRC operating entities, in particular historic corporate clients, terminate or do not renew their business relationships with the PRC operating entities, renew on less favorable terms or for fewer services and solutions, and the PRC operating entities do not acquire replacement corporate clients or otherwise grow their corporate client base, our results of operations may be materially and adversely affected.

A substantial portion of the PRC operating entities’ revenue and accounts receivable are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the PRC operating entities would likely incur substantial losses of revenue.

For the fiscal year ended June 30, 2022, three major customers, Fujian Maibo Culture Communication Co., Ltd, Guangzhou Taiji Advertising Co., Ltd., and Heng’an (China) Paper Industry Co., Ltd., accounted for approximately 29%, 12%, and 7% of the PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2021, three major customers, Xiamen Many Idea Interactive Co., Ltd., Fuzhou New Civic Culture Communication Co., Ltd., and Heng’an (China) Paper Industry Co., Ltd., accounted for approximately 23%, 12%, and 8% of the PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2020, three major customers, Guangzhou Taiji Advertising Co., Ltd., Fujian Maibo Culture Communication Co., Ltd., and Xiamen Many Idea Interactive Co., Ltd., accounted for approximately 18%, 9%, and 9% of the PRC operating entities’ total revenue, respectively. As of June 30, 2022, the PRC operating entities’ top five customers accounted for approximately 72% of their net accounts receivable balance, with each customer representing 35%, 14%, 9%, 7%, and 7% of the net accounts receivable balance, respectively. As of June 30, 2021, the PRC operating entities’ top five customers accounted for approximately 58% of their net accounts receivable balance, with each customer representing 16%, 15%, 10%, 9%, and 8% of the net accounts receivable balance, respectively. As of June 30, 2020, the PRC operating entities’ top five customers accounted for approximately 66% of their net accounts receivable balance, with each customer representing 22%, 15%, 10%, 10%, and 9% of the net accounts receivable balance, respectively. The PRC operating entities’ major customers may change as they adjust marketing strategies or business focus, and any material business disruption affecting their major customers or any decrease in sales to their major customers may negatively impact the PRC operating entities’ operations and cash flows if the PRC operating entities fail to increase their sales to other customers.

In their Event Hosting business, the PRC operating entities primarily generate revenue from sponsorship. If they fail to attract more sponsors to their concerts, hip-hop events, and online hip-hop programs, or if sponsors are less willing to sponsor them, their revenue may be adversely affected.

The PRC operating entities generate a growing portion of their revenue from sponsorship provided by advertisers in the Event Hosting business, which they expect to further develop and expand in the near future as viewership of their hip-hop event offerings expand. The PRC operating entities’ revenue from sponsorship mainly depends on the number and attractiveness of their concerts, hip-hop events, and online hip-hop programs, and partly depends on the continual development of offline advertising industry in China and advertisers’ willingness to allocate budgets to offline advertising in the hip-hop industry. In addition, companies that decide to advertise or promote their products or services may utilize online methods or channels, such as Internet portals or search engines, over sponsorship during the PRC operating entities’ offline events. If the offline advertising and sponsorship market does not continue to grow, or if the PRC operating entities are unable to capture and retain a sufficient share of that market, their ability to maintain and increase their current level of sponsorship revenue and their profitability and prospects may be materially and adversely affected.

The financial condition, results of operations, and cash flows of the PRC operating entities during the first half of 2020 were adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Since the PRC operating entities primarily engage in the businesses of hosting events and providing services related to events, their results of operations and financial condition for the six months ended June 30, 2020 were adversely affected by the spread of COVID-19 as the Chinese government took a number of actions, including extending the Chinese New Year holiday, encouraging employees of enterprises to work remotely from home, and cancelling public activities. In particular, between February and May 2020, all of the offline events the PRC operating entities expected to host or plan and execute were suspended because governmental authorities imposed restrictions on large in-person gatherings and the PRC operating entities also suffered a decrease in the Brand Promotion business because of the sluggish demand for advertising or marketing activities, resulting in lower revenue and net income during the fiscal year ended June 30, 2020. The PRC operating entities resumed their offline event planning and execution and event hosting in June 2020. They experienced more difficulties in collecting accounts receivable during the first half of 2020. The recent resurgence of the Omicron variant in China since the beginning of 2022 resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak. In 2022, the PRC operating entities postponed most of their Move It campaigns until July 2022 and their other dance competition events, music festivals, and promotional parties also had delays. In addition, some of the PRC operating entities’ clients reduced their budget for offline marketing events, which negatively affected the PRC operating entities’ event hosting and event planning and execution businesses. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information—COVID-19 Affecting Our Results of Operations.”

The COVID-19 pandemic may continue to materially and adversely affect the PRC operating entities’ business operations and condition and operating results for 2023, including delays in their execution of offline events, material negative impact on their total revenue, slower collection of accounts receivable, and additional allowance for doubtful accounts. The extent to which COVID-19 impacts the PRC operating entities’ results of operations during 2023 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

The PRC operating entities’ success is tied to events generally and, in particular, to changes in popularity of hip-hop events on which they choose to focus.

The PRC operating entities are largely dependent on the continued popularity of corporate, marketing, and entertainment events in China generally and, in particular, the popularity of hip-hop events upon which they have chosen to focus. Changes in the popularity of hip-hop culture in China or in particular cities or regions in China could be influenced by competition from other forms of entertainment. A change in fans’ tastes, or a change in perception relating to hip-hop culture, could result in the PRC operating entities’ hip-hop events becoming less popular or otherwise reduce the value of their hip-hop focused intellectual property portfolio. This, in turn, could reduce sponsorship or other advertising demand relating to their hip-hop events. Adverse developments or scandals relating to stars or key stakeholders in the hip-hop industry could affect the PRC operating entities’ ability to monetize acquired rights or possibly recover investments they have made in the relationships with the rights owners, and to the extent that any such star or stakeholder is material to their revenue, could have a material adverse effect on their business, results of operations, or prospects.

The PRC operating entities may be unable to maintain or enhance their portfolio of concerts, which is a key component of their growth strategy.

The PRC operating entities own, or otherwise have contractual rights to, an extensive portfolio of concerts and hip-hop events from which they seek to generate revenue through sponsorships and ticket sales for those concerts and events. The portfolio of concerts is derived from the PRC operating entities’ performance agreements with artists and music companies, which generally are for fixed terms and specific concerts. The PRC operating entities are dependent upon relationships with these artists and music companies to maintain or obtain new rights. The PRC operating entities have in the past been, and may in the future be, subject to risks that their partners in hosting concerts cease to work with them, develop their own service offerings instead of using those of the PRC operating entities, use alternative intermediaries for certain services, or fail to renew existing contracts on terms favorable to the PRC operating entities, or at all, and to the extent that any such partner is material to the revenue of the PRC operating entities, it could have a material adverse effect on the business, results of operations, or prospects of the PRC operating entities.

The service agreements and performance agreements for the PRC operating entities’ Event Planning and Execution and Event Hosting businesses impose numerous obligations on them.

In the PRC operating entities’ Event Planning and Execution business and when hosting concerts in their Event Hosting business, the PRC operating entities rely on contractual arrangements to provide a comprehensive suite of event-related services through their execution and marketing capabilities, and otherwise to obtain the right to host concerts they can then monetize.

The contracts with their clients and artists or music companies that underpin these arrangements are complex, come in a number of different forms and impose numerous obligations on the PRC operating entities, including the obligations to:

●	provide future payment obligations and minimum attendance guarantees for entertainment events;

●	take adequate measures to monitor and prevent third parties from infringing or misusing intellectual property of our clients or partners;

●	meet detailed and event specific minimum transmission, live coverage quality, host broadcaster, and media production requirements;

●	maintain records of financial activities and grant clients or partners access to and rights to audit the records of the PRC operating entities; and

●	comply with certain security and technical specifications.

If the PRC operating entities are unable to meet their obligations or if they breach any of the other terms of their contractual arrangements, they could be subject to monetary penalties and their rights under such arrangements could be terminated, or could be subject to other remedies including obligations to renegotiate terms. Any of the foregoing could have a material adverse effect on their business, results of operations, financial condition, or prospects.

The PRC operating entities depend on the success of live entertainment events, which are inherently susceptible to risks, and their exposure to such risks is potentially heightened as a result of the nature of entertainment events and the fan experiences they seek to create.

Live entertainment events, and, in particular those involving large numbers of performers or fans, require significant logistical capabilities, including substantial resources for safety and security, and sufficient infrastructure, which can be complex, difficult to coordinate, and costly to have in place. Even where logistics and infrastructure have been appropriately planned for, public live events, including events owned by the PRC operating entities, involve risks that may be beyond the PRC operating entities’ control or the control of the relevant organizer (if not the PRC operating entities). Such risks may include terrorist attacks, gun violence, or other security threats, travel interruption or accidents, traffic incidents, weather-related interruptions, natural catastrophes, the spread of illness, equipment malfunction, labor strikes, or other disturbances. Any of these could result in personal injuries or deaths, canceled events, and other disruptions to events adversely affecting the success of the events or the PRC operating entities’ ability to stage events in the future (such as if host cities or organizations choose not to partner with the PRC operating entities given event-related risks). The realization of these risks could also otherwise impact the profitability of the PRC operating entities’ events and the PRC operating entities could also be exposed to liability or other losses for which they may not have insurance or suffer reputational harm.

The PRC operating entities focus on creating memorable entertainment event experiences for fans and cultivating highly-engaged and dedicated communities of fans. As a result, factors adversely impacting the enjoyment of fans during their entertainment events, even relatively minor issues, such as adverse weather conditions or poorly functioning infrastructure, to the extent they become associated with, and undercut, the PRC operating entities’ events or, more generally, the PRC operating entities’ brands, could lead to declining popularity of the PRC operating entities’ events in future periods. As the PRC operating entities coordinate all aspects of these events, including executing the events on-site, and undertaking the many items in preparation for each event, poor execution could also lead to declining popularity of these events in the future. In addition, these events typically require the PRC operating entities to obtain permits from the relevant host cities or municipalities, and restrictive permit conditions, poor delivery of services including those not directly under their control or cancellation of entertainment events could also harm their brands.

The PRC operating entities use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting their business, financial condition, and results of operations.

The PRC operating entities’ business depends on services provided by, and relationships with, various third parties, including advertising companies and media companies, among others. In particular, for the fiscal year ended June 30, 2022, the PRC operating entities purchased approximately 9%, 8%, and 6% of their services from three major suppliers, respectively; for the fiscal year ended June 30, 2021, the PRC operating entities purchased approximately 14%, 13%, and 12% of their services from three major suppliers, respectively; and for the fiscal year ended June 30, 2020, the PRC operating entities purchased 16% of their third-party services from one major supplier. The failure of these parties to perform in compliance with their agreements may negatively impact the PRC operating entities’ business.

In addition, if such third parties increase the prices of their services, fail to provide their services effectively, terminate their services or agreements, or discontinue their relationships with the PRC operating entities, the PRC operating entities could suffer service interruptions, reduced revenue, or increased costs, any of which may have a material adverse effect on their business, financial condition, and results of operations.

The PRC operating entities’ business could be harmed if the relationships on which they depend were to change adversely or terminate.

Some of the PRC operating entities’ events involves an exhaustive check-list of items to be organized and coordinated among numerous parties. Therefore, good relationships with these parties are key to a successful event. In particular, for the successful operation and execution of their hip-hop events, the PRC operating entities often are dependent on relationships with local authorities and government agencies, which provide the PRC operating entities essential services that are integral to the success of the event, such as police and security services, traffic control, and assistance in obtaining the required approvals and permits. For the operation of many of the PRC operating entities’ hip-hop events, they use third-party providers and may also rely on the support of volunteers. If the PRC operating entities are unable to rely on providers or volunteers in their event operations, it could cause disruptions to their events or otherwise adversely impact their relationships with their community of fans. Any adverse changes in or termination of any of these relationships could have a material adverse effect on their business, results of operations, financial condition, or prospects.

The PRC operating entities’ business depends on the continued success of their brands, and if they fail to maintain and enhance the recognition of their brands, they may face difficulty increasing their network of partners and clients, and their reputation and operating results may be harmed.

We believe that market awareness of the PRC operating entities’ brands, including , , and Hip Hop Master, have contributed significantly to the success of their business. Maintaining and enhancing their brands is critical to the PRC operating entities’ efforts to increase their network of sponsors, clients, and fans.

The PRC operating entities’ ability to attract new sponsors, clients, and fans depends not only on investment in their brands, their marketing efforts, and the success of their sales force, but also on the perceived value of their services versus competing alternatives among their client base. In addition, a failure by their clients to distinguish between the PRC operating entities’ brands and the different services provided by their competitors may result in a reduction in sales volume, revenue, and margins. If the PRC operating entities’ marketing initiatives are not successful or become less effective, if they are unable to further enhance their brand recognition, or if they incur excessive marketing and promotion expenses, they may not be able to attract new clients successfully or efficiently, and their business and results of operations may be materially and adversely affected.

In addition, negative publicity about the PRC operating entities’ business, shareholders, affiliates, directors, officers, and other employees, and the industry in which the PRC operating entities operate, can harm the recognition of their brands. Negative publicity, regardless of merits, concerning the foregoing, could be related to a wide variety of matters, including but not limited to:

●	alleged misconduct or other improper activities committed by the PRC operating entities’ directors, officers, and other employees, including misrepresentation made by their employees to potential partners, clients, and fans during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of their service offerings;

●	false or malicious allegations or rumors about the PRC operating entities or their directors, shareholders, affiliates, officers, and other employees;

●	complaints by fans, clients, sponsors, or partners about the PRC operating entities’ events, services, sales, and marketing activities;

●	security breaches of confidential partner, client, or employee information;

●	employment-related claims relating to alleged employment discrimination, wage, and hour violations; and

●	governmental and regulatory investigations or penalties resulting from the PRC operating entities’ failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites, and other forms of Internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording the PRC operating entities an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is readily available. Information concerning the PRC operating entities, and their shareholders, affiliates, directors, officers, and other employees, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by the PRC operating entities’ strategies to maintain their brand and may materially harm the recognition of their brand, their reputation, business, financial condition, and results of operations.

The PRC operating entities could be adversely affected by a failure to protect their intellectual property or the intellectual property of their partners.

The PRC operating entities have significant intellectual property rights, in particular with respect to their event brands, such as , and related events, as well as their business brands, such as the Hip Hop Master brand. See also “—The PRC operating entities’ business depends on the continued success of their brands, and if they fail to maintain and enhance the recognition of their brands, they may face difficulty increasing their network of partners and clients, and their reputation and operating results may be harmed” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” The PRC operating entities regard their intellectual properties as critical to their success, and they depend, to a large extent, on their ability to develop and maintain their intellectual property rights. To do so, they rely upon a combination of trade secrets, confidential policies, nondisclosure, and other contractual arrangements and copyrights, software copyrights, trademarks, and other intellectual property laws. The PRC operating entities also make use of the intellectual property rights from partners, such as artists and music companies, to monetize the concerts they host. Despite their efforts to protect their or their partners’ intellectual property rights, the steps the PRC operating entities take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of their or their partners’ intellectual property by competitors, former employees, or other third parties.

Monitoring and preventing any unauthorized use of the PRC operating entities’ or their partners’ intellectual property is difficult and costly, and any of their or their partners’ intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide the PRC operating entities with competitive advantages. Litigation or proceedings before governmental authorities, or administrative and judicial bodies may be necessary to enforce their intellectual property rights and to determine the validity and scope of their rights. The PRC operating entities’ efforts to protect their intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm their operating results. Any failure in protecting or enforcing their or their partners’ intellectual property rights could have a material adverse effect on their business, results of operations, financial condition, or prospects.

Advertisements shown during the PRC operating entities’ events may subject them to penalties and other administrative actions.

Under PRC advertising laws and regulations, the PRC operating entities are obligated to monitor the advertising content shown during their events to ensure that such content is true, accurate, and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, they are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. To fulfill these monitoring functions, the PRC operating entities include clauses in all of their service contracts requiring that all advertising content provided by advertising agencies and advertisers must comply with relevant laws and regulations. Under PRC law, the PRC operating entities may have claims against advertising agencies and advertisers for all damages to the PRC operating entities caused by their breach of such representations. Violation of these laws and regulations may subject the PRC operating entities to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements, and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force the PRC operating entities to terminate their advertising operation or revoke their licenses.

A majority of the advertisements shown during the PRC operating entities’ events are provided to them by third parties. Although significant efforts have been made to ensure that the advertisements shown during their events are in full compliance with applicable laws and regulations, the PRC operating entities cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large number of advertisements and the uncertainty in the application of these laws and regulations. The inability of the PRC operating entities’ procedures to adequately and timely discover such evasions may subject them to regulatory penalties or administrative sanctions. Although the PRC operating entities have not been subject to any penalties or administrative sanctions in the past for the advertisements shown during their events, if they are found to be in violation of applicable PRC advertising laws and regulations in the future, the PRC operating entities may be subject to penalties and their reputation may be harmed, which may have a material and adverse effect on their business, financial condition, results of operations, and prospects.

The markets in which the PRC operating entities operate are highly competitive.

In providing event planning and execution and brand promotion services, the PRC operating entities seek to build strong connections, raise the value of services they provide, create effective communication platforms for brands, events, and organizations, and ultimately provide the vital link between events and consumers. The PRC operating entities face competition in acquiring corporate clients. Notwithstanding prior relationships, corporate clients might choose alternative service providers. If the PRC operating entities are unable to maintain current clients or acquire new clients, their ability to grow their business will be limited. In a competitive environment, they may lose existing business to their competitors or they may win less profitable business, including to the extent they may be required to lower the service fees they charge to their clients. In China, a number of companies have already engaged in event planning and execution and brand promotion services, and certain large companies, such as Alibaba, Tencent, and Baidu, are increasingly investing in entertainment businesses, including in hip-hop-related content and media channel development. In addition, partners of the PRC operating entities may expand their internal capabilities or otherwise integrate themselves vertically and more systematically, which could result in a reduction in opportunities available to the PRC operating entities or otherwise lead to potential new competitors.

In the case of concerts, hip-hop events, and online hip-hop programs, the PRC operating entities face competition principally from other hosts or creator of concerts, hip-hop events, and online hip-hop programs. The events, concerts, or online programs offered by other hosts may offer fans the ability to participate in events that represent or are perceived to represent better value for money than what the PRC operating entities offer. The PRC operating entities may face competition in cities or markets from competitors that have or are able to establish a more significant local presence than they can. In addition, the PRC operating entities face competition from other entertainment and non-entertainment events that may be more attractive or appealing to potential fans.

The PRC operating entities’ results of operations are subject to seasonality and their financial performance in any one interim period is unlikely to be indicative of, or comparable to, their financial performance in subsequent interim periods.

Ultimately, the PRC operating entities generate revenue from events, and these events occur at different times throughout the year. Most of their event-related revenue as well as event-related expenses are recognized in the month in which an event occurs. In particular for the PRC operating entities’ Event Planning and Execution and Brand Promotion businesses, revenue and direct expenses tend to be higher in the fourth quarter of our fiscal year given the PRC operating entities’ event calendar. Over the course of the four quarters, fluctuations in gross profit shows a largely similar pattern to fluctuations in revenue. The PRC operating entities’ results of operations in their Event Hosting business tend to have less seasonal fluctuations compared to their other businesses. Comparing the PRC operating entities’ operating results on a period-to-period basis may not be meaningful, and you should not rely on their past results as an indication of their future performance.

The PRC operating entities may be unable to expand successfully into new cities or markets or expand within cities or markets in which they are already present.

The PRC operating entities currently operate mainly in the coastal provinces of China. Expansion into new cities or markets or expansion within cities or markets in which they are already present could expose the PRC operating entities to significant legal and regulatory challenges, political, and economic instability or other adverse consequences. Such expansion may require the building of new relationships with stakeholders, which may have different interests or standards than stakeholders for which the PRC operating entities’ operations have otherwise been designed and for which they may have limited capabilities to leverage. Their lack of experience and operational expertise in these cities or markets could put the PRC operating entities in a disadvantageous position relative to their competitors with more experience or capabilities to address the relevant challenges. These factors, among others, could cause their expansion into new cities or markets to be unsuccessful or less profitable than what they are otherwise able to achieve, could cause their operating costs to increase unexpectedly or their revenue to decrease, or, in general, could otherwise negatively affect their expansion ambitions.

The PRC operating entities have grown rapidly and expect to continue to invest in their growth for the foreseeable future. If the PRC operating entities fail to manage this growth effectively, the success of their business model will be compromised.

The PRC operating entities have experienced rapid growth in recent years. Their rapid growth has placed, and will continue to place, a significant strain on their demand for effective planning and management processes, administrative and operating infrastructure, hip-hop event development, sales and marketing capacities, and other resources. The PRC operating entities’ ability to effectively implement their strategies and manage any significant growth of their business will depend on a number of factors, including their ability to: (i) effectively recruit, train, retain, and motivate a large number of new employees; (ii)  continue to improve their operational, financial, and management controls and efficiencies; (iii) improve hip-hop events to make them appealing to fans; (iv) maintain and improve their relationships with various stakeholders within their industry; (v) improve their sales and marketing efficiency; (vi) protect and further develop their intellectual property rights; and (vii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and the PRC operating entities’ growth will continue to place significant demands on their management. There are no guarantees that the PRC operating entities will be able to effectively manage any future growth in an efficient, cost-effective, and timely manner, or at all. Their growth in a relatively short period of time is not necessarily indicative of results that the PRC operating entities may achieve in the future. If the PRC operating entities do not effectively manage the growth of their business and operations, their reputation, results of operations, and overall business and prospects could be negatively impacted.

The PRC operating entities may be unable to pursue strategic partnership, acquisitions, and investment opportunities to further complement their service offerings.

The PRC operating entities may selectively partner with, invest in, or acquire companies that complement or enhance their existing operations as well as those that are strategically beneficial to their long-term goals, including opportunities that help broaden their corporate client base, expand their service offerings, and grow the number of their events. The costs of identifying and consummating partnerships, acquisitions, and investments may be significant, and the PRC operating entities may not be able to find suitable opportunities at reasonable prices, or at all, in the future. Finding and consummating partnerships, acquisitions, or investments requires management time and effort, and finding and consummating such opportunities in new markets can be affected by availability of suitable targets and uncertain business cases in ways that pose greater risk than initiatives that target established markets. More broadly, opportunities in markets in which the PRC operating entities have limited or no prior experience may pose a greater risk. Failure to further expand their service offerings through strategic partnerships, acquisitions, and investment opportunities could have a material adverse effect on their business, results of operations, financial condition, or prospects.

Failure to maintain the quality of customer services could harm the PRC operating entities’ reputation and their ability to retain existing clients and attract new clients, which may materially and adversely affect their business, financial condition, and results of operations.

The PRC operating entities depend on their customer service representatives to provide assistance to clients using their services. As such, the quality of customer services is critical to retaining their existing clients and attracting new clients. If their customer service representatives fail to satisfy clients’ individual needs, the PRC operating entities may incur reputational harms and lose potential or existing business opportunities with their existing clients, which could have a material adverse effect on their business, financial condition, and results of operations.

We rely on the skills, experience, and relationships of our senior management team and other key personnel, the loss of which could adversely affect us.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate, and retain our senior management and a sufficient number of hip-hop, event planning and execution, and brand promotion specialists and other experienced and skilled employees. We benefit from the track record of our senior management team, including Mr. Zhuoqin Huang, in building strategic personal relationships with key stakeholders throughout the hip-hop ecosystem and successfully growing our operations through strategic partnerships. Our senior management team works closely with seasoned hip-hop, event planning and execution, and brand promotion specialists who offer deep execution and operational experience combined with their relationships with various stakeholders. Our combined team offers deep industry experience throughout the hip-hop ecosystem, as well as in-depth knowledge of the Chinese hip-hop market.

Qualified individuals are in high demand, particularly in the hip-hop ecosystem, and the PRC operating entities may have to incur significant costs to attract and retain them. The loss of any member of the senior management team or such specialists could be highly disruptive and adversely affect our business operations in respect of a particular stakeholder or more broadly impact our future growth. Moreover, if any of these individuals joins a competitor or undertakes a competing business, the PRC operating entities may lose crucial business secrets, personal relationships, technological know-how, and other valuable resources, notwithstanding their contractual arrangements designed to mitigate this loss.

A decline in general economic conditions or a disruption of financial markets may affect entertainment markets or the discretionary income of consumers, which in turn could adversely affect the PRC operating entities’ profitability.

The PRC operating entities’ operations are affected by general economic conditions and, in particular, conditions that have a direct impact on the demand for entertainment and leisure activities. Declines in general economic conditions could reduce the level of discretionary income that their fans have to spend on attending or participating in entertainment events or on entertainment-related programs or consumer products more generally (thereby potentially reducing sponsorship and advertising spending), any of which could adversely impact their revenue. Adverse economic conditions, including volatility and disruptions in financial markets, may also affect other stakeholders in the hip-hop ecosystem, thereby reducing their engagement. For example, declines in consumer spending more broadly could affect advertising spend, which in turn could adversely affect broadcasters. These factors could reduce the prices the PRC operating entities can obtain in their arrangements with partners and clients.

Demand for the PRC operating entities’ content would be adversely affected by unauthorized distribution of that content.

To the extent that live hip-hop events are made available on the Internet by pirates or other unauthorized re-broadcasters and these are illegally streamed, demand for the PRC operating entities’ services could decline and they could lose the benefit of any associated revenue, which could have a material adverse effect on their reputation, business, results of operations, financial conditions, or prospects.

The PRC operating entities’ current insurance policies may not provide adequate levels of coverage against all claims and they may incur losses that are not covered by their insurance.

We believe the PRC operating entities maintain insurance coverage that is customary for businesses of their size and type. However, they may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on their reputation, business, results of operations, financial condition, or prospects.

Content related to hip-hop produced and/or distributed by the PRC operating entities may be found objectionable by PRC regulatory authorities, which may have an adverse effect on their business.

PRC laws and regulations impose certain restrictions on content of commercial performances, radio and television programs, and advertisements. See “Item 4. Information on the Company—B. Business Overview—Regulations.” These regulations provide that content is prohibited to, among other things, violate PRC laws and regulations, impair the national dignity of China or the public interest, or incite ethnic hatred, propagate cults and superstition, disturb social order, spread obscenity, gambling, or violence. In addition, PRC regulatory authorities may find any content objectionable, and accordingly such content may be limited or eliminated. For example, since the outset of 2018, the Chinese government has tightened its crackdown on content it deemed to be “vulgar” or “low taste,” which caused certain rap songs to be deleted or their lyrics redacted since the government deemed them inappropriate. The PRC operating entities currently engage in street dance, another area of hip-hop culture, which we do not believe has been deemed to be offensive or vulgar. However, the PRC operating entities also own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties, and online hip-hop programs, which usually feature rap songs. As of the date of this annual report, the PRC operating entities have not received any notice of warning or been subject to penalties or other disciplinary action regarding content we currently produce or distribute. However, we cannot assure you that content the PRC operating entities produce, promote, or distribute will not be found objectionable by regulatory authorities in the future. In the event that the PRC regulatory authorities find any content the PRC operating entities produce and/or distribute objectionable, such content may be deleted or restricted. As a result, the PRC operating entities’ business, financial condition, and results of operations may be affected.

As the PRC operating entities have been engaged in digital collection sales since May 2022 and we are in the process of developing non-fungible token (“NFT”) products, the PRC operating entities and we may be subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

The PRC operating entities have been engaged in digital collection sales since May 2022 and we are in the process of developing NFT products. As a result, the PRC operating entities’ and our business may be subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which the PRC operating entities and we operate, including those governing financial services and banking, trust companies, securities, commodities, credit, digital asset custody, exchange, and transfer, cross-border and domestic money and digital asset transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, digital assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

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

From the closing of our initial public offering on July 2, 2021 to October 21, 2022, the price of our Class A Ordinary Shares has ranged from $0.72 to $78.00 per share. The trading price of our Class A Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

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

Our Class A Ordinary Shares are listed on the Nasdaq Global Market. In order to maintain our listing on the Nasdaq Global Market, we are required to comply with certain rules of the Nasdaq Global Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the listing requirements and other applicable rules of the Nasdaq Global Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our securities could be subject to delisting.

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

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in our public offerings. The legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in our register of members remains with the Depository Trust Company. All market transactions with respect to those Class A Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company systems.

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

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company.

If we are classified as a PFIC, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC, for any taxable year if, for such year, either:

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

Although the law in this regard is unclear, we treat the PRC operating entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

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

Our largest shareholder, Mr. Zhuoqin Huang, owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended June 30, 2022, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of U.S. GAAP and SEC reporting rules. See “Item 15. Controls and Procedures— Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of June 30, 2022. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

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

On December 3, 2021, we incorporated a wholly owned subsidiary, Pop Culture Global, in California. As of the date of this annual report, Pop Culture Global has not been operative, nor has it generated any revenue.

On January 25, 2022, Heliheng and Xiamen Pop Culture established a subsidiary, Pop Investment, under PRC laws and regulations. Heliheng holds 60% equity interests in Pop Investment and Xiamen Pop Culture holds 40%. Pop Investment is engaged in cross-border funds management for our Company.

On March 30, 2022, Xiamen Pop Culture established a subsidiary, Zhongpu Shuyuan, under PRC laws and regulations. Xiamen Pop Culture holds 51% equity interests in Zhongpu Shuyuan. Zhongpu Shuyuan is engaged in digital collection and metaverse related business and launched a non-fungible token digital collection trading platform in China, Shuyuan Meta, on May 3, 2022 for the development, promotion, and distribution of digital collections.

On April 12, 2022, Zhongpu Shuyuan entered into a share purchase agreement with Mouqing He and Lin Jiang, the two former shareholders of Xiamen Qiqin, pursuant to which Zhongpu Shuyuan acquired 100% of Xiamen Qiqin’s equity interests. As a result, Xiamen Qiqin became a wholly owned subsidiary of Zhongpu Shuyuan on April 12, 2022. Xiamen Qiqin is engaged in online digital collection sales.

On April 14, 2022, Xiamen Pop Culture established a wholly owned subsidiary, Hualiu Digital, under the PRC laws and regulations. Hualiu Digital is still in the process of exploring its business plan. As of the date of this annual report, Hualiu Digital has not been operative, nor has it generated any revenue.

On May 16, 2022, Guangzhou Shuzhi, a wholly owned subsidiary of Xiamen Pop Culture, established a subsidiary, Xiamen Shuzhi, under PRC laws and regulations. Guangzhou Shuzhi held 70% equity interests in Xiamen Shuzhi. On August 18, 2022, Guangzhou Shuzhi acquired the remaining 30% equity interests, and Xiamen Shuzhi became a wholly owned subsidiary. Xiamen Shuzhi is engaged in online and offline marketing and exhibitions.

On May 18, 2022, Guangzhou Shuzhi established a subsidiary, Fujian Shuzhi, under PRC laws and regulations. Guangzhou Shuzhi holds 51% equity interests in Fujian Shuzhi. Fujian Shuzhi is engaged in online and offline marketing and exhibitions.

On June 20, 2022, Xiamen Pop Culture established a wholly owned subsidiary, Pupu Digital, under PRC laws and regulations. Pupu Digital is engaged in culture-related digital content production services.

On June 28, 2022, Pop Network and two unrelated third parties established Junpu Era (Xiamen) Digital Industry Co., Ltd. (“Junpu Era”) under PRC laws and regulations. Pop Network holds 30% of the equity interests in Junpu Era. Junpu Era is engaged in digital collection and metaverse-related services.

On July 21, 2022, Pop Culture HK established a wholly owned subsidiary, Shuzhi Sports, under PRC laws and regulations. Shuzhi Sports is still in the process of exploring its business plan. As of the date of this annual report, Shuzhi Sports has not been operative, nor has it generated any revenue.

Corporate Information

Our principal executive offices are located at 3rd Floor, No. 168, Fengqi Road, Jimei District, Xiamen City, Fujian Province, the PRC, and our phone number is +86-0592-5968169. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and the phone number of our registered office is +1-3459498599. We maintain a corporate website at http://cpop.cn/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Through services of the PRC operating entities, we aim to promote hip-hop culture and its values and to promote cultural exchange with respect to hip-hop between the United States and China. The PRC operating entities do this mainly by delivering event experiences with significant hip-hop elements to the younger generation.

Overview

With the values of hip-hop culture at their core and the younger generation as their primary target audience, the PRC operating entities host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and brand promotion services to corporate clients. They seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

The PRC operating entities have in recent years focused on developing and hosting their own hip-hop events. The PRC operating entities own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties that feature live hip-hop performances in karaoke bars or amusement parks to promote hip-hop culture, and they cooperate with music companies and artists to host various concerts in China; starting from March 2020, the PRC operating entities have been developing and operating hip-hop related online programs (collectively, “Event Hosting”). The PRC operating entities’ hip-hop events generated an aggregate attendance of 203,233, 159,200, and 127,930 during the fiscal years ended June 30, 2022, 2021, and 2020, respectively, and their online hip-hop programs generated over 210 million, 314 million, and 100 million views during the fiscal years ended June 30, 2022, 2021, and 2020, respectively. The PRC operating entities generate revenue from their Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts.

The PRC operating entities help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Their services feature significant hip-hop elements and cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the fiscal years ended June 30, 2022, 2021, and 2020, the PRC operating entities served 21, 24, and 16 clients in 56, 59, and 49 events with respect to event planning and execution, respectively.

The PRC operating entities provide brand promotion services, such as trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions, to corporate clients for service fees (“Brand Promotion”).

We believe that the main reason corporate clients hire the PRC operating entities to plan and execute events and provide brand promotion services geared towards the younger generation is for their deep understanding of the taste and preferences of this generation.

The PRC operating entities also sell digital collections to individual collectors, provide music recording services to a corporate client and SaaS software services to hip-hop dance training institutions for service fees, and distribute advertisements for corporate customers for service fees (“Other Services”).

For the fiscal years ended June 30, 2022, 2021, and 2020, we had total revenue of $32,281,543, $25,526,557, and $15,688,080, and net income of $687,891, $4,267,542, and $2,625,817, respectively. Revenue derived from the Event Hosting business accounted for 46%, 59%, and 49% of our total revenue for those fiscal years, respectively. Revenue derived from the Event Planning and Execution business accounted for 26%, 36%, and 35% of our total revenue for those fiscal years, respectively. Revenue derived from the Brand Promotion business accounted for 27%, 3%, and 14% of our total revenue for those fiscal years, respectively. Revenue derived from the Other Services accounted for 1%, 2%, and 2% of our total revenue for those fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for the PRC operating entities’ success and differentiate them from their competitors:

An Extensive Portfolio of Iconic Hip-Hop Events

The PRC operating entities have a large pool of creative talents within their companies who incubate original hip-hop event ideas. Over the years, the PRC operating entities have developed an extensive portfolio of iconic hip-hop events, including, without limitation: China Battle Championships, an annual street dance competition with an 11-year history; Move It, the first street dance stage play in China; Cross-Strait Hip-Hop Culture Festival, an annual cultural festival focusing on hip-hop culture, with support from Department of Culture and Department of Education of Fujian Province; Hip-Hop Party and Popcity Music Festival, a series of hip-hop music events in Fujian Province; and Mini Master and Super Hip-Hop Dream, street dance events to promote street dance and hip-hop culture among kids and teenagers. For details on the PRC operating entities’ hip-hop events and related intellectual property, see “—The Business Model—Event Hosting—Representative Hip-Hop Events” and “—Intellectual Property.” These events have been well received by the audience and generated sponsorship fees from a large number of sponsors.

A Deep Understanding of the Younger Generation

The PRC operating entities began organizing hip-hop events and marketing campaigns in Chinese universities and colleges in 2007. For instance, the PRC operating entities planned and organized Pino Chinese University Street Dance Competition (“品诺全国高校街舞大赛”) in 2010, 2011, and 2012, respectively, which attracted the participation of approximately 20,000 university students in total. Given their long operating history, the PRC operating entities have a deep understanding of the younger generation’s preferences and behavior, which enables them to plan creative events and design attractive marketing campaigns tailored to this audience group. Event planners, creatives, and other members of the PRC operating entities are mostly young professionals who are enthusiastic about hip-hop culture, and they empathically understand and click with the younger generation. To keep up with the evolving trends among the younger generation, the PRC operating entities maintain and enhance engagement with this target audience by posting hip-hop-related content and interacting with followers on various digital channels, such as WeChat and Weibo, other social network groups, and online platforms.

A Highly-Recognized Brand Name in the Hip-Hop Culture and Street Dance Industries

The PRC operating entities have built a highly-recognized brand name in China as a promoter of hip-hop culture by providing services with significant hip-hop elements to corporate clients and by hosting concerts and hip-hop events. On September 22, 2016, the VIE, Xiamen Pop Culture was listed in China on the National Equities Exchange and Quotations Co., Ltd., or the “NEEQ,” which made Xiamen Pop Culture the first hip-hop related company to be listed on the NEEQ. To facilitate our initial public offering in the U.S., Xiamen Pop Culture applied to have itself delisted from the NEEQ in March 2019. On June 30, 2021, our Class A Ordinary Shares commenced trading on the Nasdaq Global Market, which further increased the awareness of the PRC operating entities’ brand name.

In addition, the PRC operating entities benefit from sponsorship and support from our shareholders, some of whom have extensive experience in the entertainment industry in China, including host Nic Li, talent agent Yamo Zhao, and street dancer and disc jockey Hailong Huang. These shareholders may use their presence and reputation to enhance the PRC operating entities’ position in the growing Chinese hip-hop market and accelerate growth in their business.

A Strong and Loyal Corporate Client Base

The PRC operating entities’ brand name and reputation have enabled them to develop and retain a strong and loyal corporate client base for their Event Planning and Execution and Brand Promotion businesses. The PRC operating entities’ corporate client base mainly covers industries such as consumer goods, advertising and marketing, and media. From the start of the PRC operating entities’ operations in 2007 to June 2022, the PRC operating entities had provided event planning and execution and brand promotion services to an aggregate of 419 corporate clients, of which 190 were returning clients to whom we provided services more than once. Our corporate clients include, to name a few, Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Xiamen Mastermind Advertising Co., Ltd., Fujian Yunbang Culture Communication Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd., Guangzhou President Enterprise Co., Ltd., Hongxing Erke Group, and Blue Hat Integrative Entertainment Technology.

An Experienced Management Team Able to Leverage the Capabilities of Our Organization

The PRC operating entities’ senior management team is led by Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, who has over 20 years of experience in the marketing industry. Mr. Huang also has considerable experience in the hip-hop industry—he began learning street dance in 1998, cofounded JWM Crew Dance Club, a street dance club based in Fujian Province, in 2002, and was an advisor to the M-ZONE National Street Dance Competition held in 2008. The PRC operating entities’ management team is comprised of highly skilled and dedicated professionals with wide ranging experience in event planning and execution, services, business development, and marketing. In addition, members of the PRC operating entities’ management team have built extensive network in the entertainment industry over the years. We believe that the PRC operating entities’ management will be able to effectively grow their business through continued operating improvement and relationship building.

The PRC operating entities have cultivated an experienced and skilled work force, emphasizing collaboration, individual accountability, flexibility, and willingness to deliver high-quality services to their clients. The PRC operating entities’ senior management team is able to leverage the capabilities of this broader work force to facilitate their ongoing and long-term relationships that are key to their event planning and execution and brand promotion services and hip-hop events. The PRC operating entities’ combined team offers substantial industry experience and in-depth knowledge of the Chinese hip-hop related markets.

Our Strategies

The PRC operating entities seek to be a leader in the promotion of hip-hop culture and its values in China, creating long-term value for fans, artists, corporate clients, and sponsors. Specially, the PRC operating entities plan to implement the following strategies:

Develop and Operate Online Content

As an attempt to explore additional revenue sources and in response to the COVID-19 pandemic, the PRC operating entities have accelerated the development and operation of online content since 2020. The PRC operating entities have created 16 hip-hop related online programs, such as music videos and street dance performance videos, since 2020 using their hip-hop related intellectual property portfolio. See “—The Business Model—Event Hosting—Online Hip-Hop Programs.” In addition, the PRC operating entities intend to cooperate with Internet and TV providers in China to develop and distribute online content tailored for their customers.

Expand and Enhance the PRC operating entities’ Portfolio of Concerts and Hip-Hop Events

As the PRC operating entities have shifted their focus to developing the Event Hosting business in recent years, we believe that continually expanding and enhancing their portfolio of concerts and hip-hop events is essential to maintaining their growth momentum. The PRC operating entities intend to enter into performance agreements with artists and music companies with greater influence to attract a larger audience. The PRC operating entities plan to continue to increase the size and influence of their existing hip-hop events and develop new hip-hop intellectual property in-house based on participant, sponsor, and sales staff feedback and their in-house industry research.

Exploit Revenue-Generating Opportunities for the PRC operating entities’ Hip-Hop Related Intellectual Property Portfolio

The PRC operating entities have primarily monetized their hip-hop related intellectual property portfolio by hosting hip-hop events and receiving sponsorship fees from advertisers. To maximize the potential of their hip-hop related intellectual property portfolio, the PRC operating entities intend to cooperate with third parties to develop a street dance training business and to create and monetize derivative works of their current intellectual property. For instance, the PRC operating entities plan to work with publishers and comics companies to create picture books, comics, and textbooks for teenagers based on “Hip Hop Master (image)” trademark. In addition, the PRC operating entities intend to enter into co-branding partnerships with manufacturers of shoes, clothing, food, and beverages, and create co-branded products.

Develop and Deepen Relationships with Corporate Clients

As more companies seek to expand their brand presence among the younger generation, the PRC operating entities intend to leverage their deep understanding of this generation and develop cooperation relationships with new corporate clients. The PRC operating entities plan to focus on companies in fast-moving consumer goods, communications, automobile, Internet product, and fashion industries.

The PRC operating entities strive to continuously exceed their corporate clients’ expectations of their performance and will continue to bring their expertise and creative vision to refine and enhance their clients’ event and marketing strategies. We believe this deepens the PRC operating entities’ relationships with existing corporate clients and helps the PRC operating entities continue to be their trusted partner and their first choice for hosting events and executing marketing strategies.

Attract and Recruit Highly-Qualified Professionals to Join the PRC operating entities

In order to expand and grow their business, the PRC operating entities need to aggressively recruit and attract highly-qualified professionals to join their team. The events and marketing in the hip-hop industry are labor-intensive and they require experienced and skilled planning and design personnel. Further, given that the hip-hop event development and hosting require great creativity and a good insight about emerging cultural trends, it is even harder for companies to recruit and retain talents with necessary experience and skills.

Further Enhance the PRC operating entities’ Brand Recognition

The PRC operating entities will continue to enhance their brand recognition in the hip-hop industry. The PRC operating entities plan to continue bidding for and carrying out corporate and marketing events in strategically selected locations to showcase their strong event planning and execution capabilities. The PRC operating entities plan to develop and host more hip-hop events to attract fans and enhance their brand recognition. Their branding strategy will fully embrace the latest trends in social-based marketing activities, in a cost-effective manner by leveraging their word-of-mouth reputation.

The Business Model

The PRC operating entities generate revenue from the following principal businesses:

●	Event Hosting. The PRC operating entities’ Event Hosting business is built around their portfolio of hip-hop intellectual property and strong cooperation with artists and music companies. The PRC operating entities host concerts and hip-hop related events, including a stage play, three dance competitions, two cultural and musical festivals, and two promotional parties, and create hip-hop related online programs. The PRC operating entities generally organize, operate, and monetize these concerts, hip-hop events, and online hip-hop programs themselves, and derive revenue mainly through sponsorship fees provided by advertisers at those events and ticket sales.

●	Event Planning and Execution. The PRC operating entities’ Event Planning and Execution business is primarily built upon their deep understanding of the preferences of the younger generation, extensive event planning capabilities, and strong connections within the events industry. Instead of carrying out the execution of events themselves, the PRC operating entities typically engage third-party service providers to do so, allowing them to focus their time and energy on the general planning of events and coordination among the various parties at a specific event. To ensure the quality of execution services provided by third-party service providers, the PRC operating entities adopt a standard process of quality control, consisting of selection, inspection, and review.

●	Brand Promotion. The PRC operating entities’ Brand Promotion business focuses on maximizing the potential of their experience in the marketing industry and their long-term relationship with advertising companies by assisting their clients in the creation and promotion of brands, especially among the younger generation.

●

Other Services. The PRC operating entities cooperate with third-party advertising companies to distribute advertisements for their clients. In addition, the PRC operating entities expanded their business into digital collection sales, music recording services, and SaaS software services in the fiscal year ended June 30, 2022.

The following table presents our revenue and gross profit for the fiscal years ended June 30, 2022, 2021, and 2020. See also “Item 5. Operating and Financial Review and Prospects—A. Results of Operations.”

	Revenue			Gross Profit
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,
	2022	2021	2020	2022	2021	2020
Event Hosting	$14,711,787	$14,978,643	$7,630,377	$4,857,791	$4,632,718	$2,302,064
Brand Promotion	8,733,764	730,315	2,241,869	7,375,724	383,882	1,176,869
Event Planning and Execution	8,420,328	9,196,773	5,493,851	1,088,317	1,643,251	915,117
Other services	415,664	600,826	321,983	(7,076,300)	564,212	135,183
Total	$32,281,543	$25,526,557	$15,688,080	$6,245,532	$7,224,063	$4,529,233

Event Hosting

The PRC operating entities have been hosting their own hip-hop related events in China for over a decade. Their portfolio of hip-hop events includes a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties. In addition, the PRC operating entities cooperate with music companies and artists and host various concerts in China. Starting from 2020, the PRC operating entities have also created online hip-hop programs to explore additional revenue-generating opportunities for their hip-hop related intellectual property portfolio.

The PRC operating entities primarily monetize these concerts, hip-hop events, and online hip-hop programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and tickets to advertisers in exchange for sponsorship fees, and by selling tickets for those concerts. Revenue from the PRC operating entities’ Event Hosting business was $14,711,787, $14,978,643, and $7,630,377 for the fiscal years ended June 30, 2022, 2021, 2020, respectively, which accounted for 39%, 59%, and 49% of our total revenue for those fiscal years, respectively.

During the fiscal years ended June 30, 2022, 2021, and 2020, the PRC operating entities hosted hip-hop events in 18, 22, and 12 cities in China, respectively. The following table sets out the key performance indicators for the PRC operating entities’ Event Hosting business for the fiscal years indicated:

	Fiscal Years Ended June 30,
	2022	2021	2020
Hip-Hop Events (#)	58	64	48
Hip-Hop Event Participants (#)	203,223	159,200	127,930
Online Hip-Hop Programs (#)	16	16	16
Online Hip-Hop Program Views (#)	209,810,000	314,000,000	100,000,000

Representative Hip-Hop Events

The following chart summarizes the PRC operating entities’ representative events in the Event Hosting business during the fiscal years ended June 30, 2022, 2021, and 2020:

●	Move It (一起跃动街舞舞台剧). See “—Case Study—Move It” below.

●	China Battle Championships (CBC街舞冠军赛, “CBC”). CBC is an annual street dance competition the PRC operating entities have organized since 2010. In the competition, contestants compete in different types of dance, such as breaking, popping, teenager freestyle, and group dance. During the 2020 CBC, 4,000 contestants participated in the competitions held online and in five cities. During the 2021 CBC, 4,800 contestants participated in the competitions held online and in six cities. As of the date of this annual report, the 2022 CBC is still in progress and 8,000 contestants have participated in the competitions held online and in nine cities. As an effort to promote the cultural exchange with respect to hip-hop between U.S. and China, the PRC operating entities have invited U.S. street dancers and disc jockeys, including Steffan “Mr. Wiggles” Clemente, Junior Boogaloo, Slim Boogie, and Dj Lean Rock, to serve as judges and guests in their events.

●	Cross-Strait Hip-Hop Culture Festival (海峡两岸潮流文化节, “CHCF”). CHCF is an annual cultural festival focusing on hip-hop culture and communication between teenagers of Mainland China and Taiwan. The PRC operating entities have been co-hosting CHCF since its establishment in 2017. Representative activities during the cultural festival include teenager street dance competitions, hip-hop industry forums, and hip-hop art exhibitions. As part of CHCF, the 2020 4th Hip-Hop Culture Industry Forum was held in Xiamen on December 20, 2020 and attracted 200 participants. The PRC operating entities held the 2021 CHCF in December 2021, which attracted approximately 12,050 participants. We currently expect the PRC operating entities to host the 2022 CHCF in December 2022.

●	Hip-Hop Party (嗨趴). Hip-Hop Party is a series of promotional parties in karaoke bars the PRC operating entities held in since 2019 to promote hip-hop culture and our brand. In 2020, the PRC operating entities held over 20 promotional parties in three cities of Fujian Province, attracting a total attendance of approximately 7,000. In 2021, the PRC operating entities held 23 promotional parties in three cities of Fujian Province, attracting a total attendance of approximately 23,600. In 2022, the PRC operating entities held 28 promotional parties in two cities of Fujian Province, attracting a total attendance of approximately 28,000.

●	Popcity Music Festival (潮圣音乐节). Popcity Music Festival is a hip-hop music festival the PRC operating entities held in Xiamen in since 2019. During the event, famous disc jockeys and masters of ceremonies, street dancers, rappers, and noticeable local bands performed together with students and teachers of Hip Hop Master, a street dance school in Xiamen. The event attracted an attendance of approximately 4,000, 5,000, and 5,000 in 2020, 2021, and 2022, respectively.

●	Mini Master (街舞萌主展演). Mini Master is a street dance exhibition and performance the PRC operating entities held in Xiamen in since 2019. The PRC operating entities designed the event to promote street dance and hip-hop culture among kids. Major activities of the event included street dance competitions for kids and exhibitions of derivatives of hip-hop intellectual property. The event attracted an attendance of approximately 150, 400, and 3,000 in 2020, 2021, and 2022, respectively.

●	Super Hip-Hop Dream (SHD超级街舞梦想营). Super Hip-Hop Dream is a series of street dance events focusing on teenagers the PRC operating entities held annually since 2017. The 2020 events lasted 30 days and were held in nine different cities in Fujian Province; the 2021 events lasted nine days and were held in nine different cities in Fujian Province; and the PRC operating entities are currently holding the 2022 events in nine different cities in Fujian Province. Major activities of the events included teenager street dance competitions, hip-hop classes, and hip-hop training camps. The events attracted an attendance of approximately 3,000 and 3,343 in 2020 and 2021, respectively.

Case Study—Move It

Move it is a two-hour long street dance stage play, the first of its kind in China, produced in cooperation with Masters Production, a German third-party production company, and several U.S. directors, including Angel Feliciano, Amen Ra “Bam Bam” Valentine, SamO, and Garrick Footman. In 2020, performances of Move It ran in eight cities in China, attracting a total attendance of approximately 10,000. In 2021, performances of Move It ran in 14 cities in China, attracting a total attendance of approximately 63,400. In 2022, there have been no performances of Move It as of the date of this annual report.

The success of the show epitomized the development team’s high degree of professionalism and deep understanding of the hip-hop industry. The PRC operating entities mobilized a development team of five well-recognized producers, each with a proven track record of producing a variety of street dance related shows. The PRC operating entities also gathered a team of 25 experienced street dancers, including the leading actor, Baihua Tu (“小白”), and leading actress, Daiqing Liang, both of whom were noticeable participants in Chinese dance competition shows such as Street Dance of China and Shake It Up.

Most importantly, the PRC operating entities’ in-depth understanding of the hip-hop industry allows them to more accurately predict the cultural trend and audience taste. The PRC operating entities observe that hip-hop, although still a niche music genre in China, has already been integrated into mainstream pop culture in recent years through various channels, such as rap competitions and reality shows, apparels, trending buzzwords, and related music formats. We believe young Chinese’s demand for transformative entertainment themes and hip-hop would be the next emerging cultural trend. The PRC operating entities’ in-depth knowledge of young Chinese audience enables them to place the most appealing elements into the show.

Concerts

The PRC operating entities enter into performance agreements with artists or music companies, pursuant to which the PRC operating entities pay performance fees and arrange for the execution of concerts, in exchange for the right to ticket sales revenue and to sponsorship revenue for such concerts. Instead of selling concert tickets directly to fans, the PRC operating entities typically sell them through third parties, such as ticketing platforms, media companies, and marketing companies, or include them as part of the sponsorship packages provided to advertisers. The price of these concert tickets is generally between $26 and $188. During the fiscal years ended June 30, 2022, 2021, and 2020, due to the impact of the COVID-19 pandemic, the PRC operating entities did not hold any concert and had no ticket sales revenue.

Online Hip-Hop Programs

The PRC operating entities have created 16 online hip-hop programs since March 2020, some of which are Hip-Hop Master (街舞大狮兄), Popping Master (Popping大师), Top Dance Show (TDS街舞达人现场), China Battle Championships (CBC街舞冠军赛), and Pop Trendy Shoes (Pop潮履). Hip-Hop Master is an online street dance tutorial program and consists of 64 episodes of one-minute short music videos that teach beginner street dance moves, tips, and tricks. Popping Master, Top Dance Show, and China Battle Championships are collections of street dance performance videos from hip-hop events the PRC operating entities hosted in recent years, showcasing the talents of hip-hop dancers and fans who participated in the PRC operating entities’ street dance competitions and other hip-hop events. Pop Trendy Shoes is a collection of short music videos on trendy shoes related to hip-hop culture. Starting from March 2020, the PRC operating entities have distributed these short music videos on popular video sharing platforms in China, such as TikTok, Kuaishou, iQiyi, Xiaohongshu, and Xigua Video, and these videos had collectively generated over 210 million views as of June 30, 2022. The PRC operating entities monetize these online hip-hop programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and the right to use related images and videos in exchange for sponsorship fees.

Sponsors and Sponsorship Packages

Advertisers that sponsor the PRC operating entities’ concerts, hip-hop events, and online hip-hop programs include consumer goods companies, advertising and marketing companies, and media companies. During the fiscal years ended June 30, 2022, 2021, and 2020, the PRC operating entities received sponsorship fees from 19, 13, and 18 sponsors in an aggregate amount of $12,566,224, $14,978,643, and $7,630,376, respectively. The price of the PRC operating entities’ sponsorship packages ranges from approximately $174,273 to $1,549,091.

The sponsorship packages the PRC operating entities provide to sponsors of a hip-hop event, concert, or online hip-hop program typically include different sponsorship levels and consist of one or a combination of the following sponsorship benefits:

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

Marketing of Concerts, Hip-Hop Events, and Online Hip-Hop Programs

The PRC operating entities promote their concerts, hip-hop events, and online hip-hop programs through multiple advertising channels, including:

●	social media, principally WeChat and Weibo;

●	advertisements on outdoor billboard or through radio broadcasts;

●	advertisements on televisions and LED screens in elevators; and

●	alternative media advertising.

The PRC operating entities acquire sponsors of concerts, hip-hop events, and online hip-hop programs directly and through referrals from their existing corporate clients and sponsors. The PRC operating entities also assign the rights to acquire sponsors to third-party agencies and rely on these agencies to find sponsors for their concerts, hip-hop events, and online hip-hop programs.

Event Hosting Team

As of June 2022, the PRC operating entities had 16 employees dedicated to the Event Hosting business, including two managers, six designers, and eight event planners. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

In addition, the PRC operating entities draw from their in-house event planning and execution capabilities and cooperate with third parties to provide services to advertisers and cooperative partners. Please refer to “—Event Planning and Execution—Event Planning and Execution Team and Third-Party Service Providers” below.

Event Planning and Execution

Since the inception of Xiamen Pop Culture in 2007, the PRC operating entities have been providing comprehensive event planning and execution services to corporate clients in China. The PRC operating entities distinguish their event planning and execution services from those provided by other companies by adding significant hip-hop elements, such as street dance performances, hip-hop music, and hip-hop fashion and style, into their event plan and event material design for all events.

The geographic areas the PRC operating entities focus on are the eastern and southern areas of China, such as Fujian, Guangdong, and Zhejiang Provinces and Shanghai, where some of the largest and wealthiest cities in China are located and the demand for their services is the strongest.

Revenue from the PRC operating entities’ Event Planning and Execution business was $8,232,777, $9,196,773, and $5,493,851 for the fiscal years ended June 30, 2022, 2021, and 2020, respectively, which accounted for 25%, 36%, and 35% of our total revenue for those fiscal years, respectively.

The following table sets out the key performance indicators for the PRC operating entities’ Event Planning and Execution business as of the fiscal years indicated.

	Fiscal Years Ended June 30,
	2022	2021	2020
Events (#)	56	59	51
Clients (#)	21	24	16

Client Acquisition Channels

We believe the PRC operating entities have built up strong connections within the events industry and, as a result, their existing clients and cooperative third-party service providers regularly refer potential clients to them. In addition, some sponsors of the PRC operating entities’ concerts, hip-hop events, and online hip-hop programs have become clients of their event planning and execution services after they cooperated with the PRC operating entities and experienced the PRC operating entities’ planning and execution capabilities.

Some of the PRC operating entities’ potential clients publish request for tender notices of proposed marketing or corporate events on their official websites or third-party websites. The PRC operating entities have a dedicated team conducting routine searches on these websites, especially those of our targeted regions.

The PRC operating entities also have some clients who seek their event planning and execution services as a result of their marketing efforts.

Services

Depending the goal of each event, the PRC operating entities’ event planning and execution services may include one or a combination of the following responsibilities:

●	Communication. The PRC operating entities communicate with clients to understand the goal of their events, connect clients with third-party service providers, and assist in their communication with event participants and third-party service providers.

●	Planning. The PRC operating entities help clients plan the details of their events, including logistics, budget, venue, entertainment, catering, and contingency plans.

●	Design. The PRC operating entities provide design services, including event logo and mascot creation, concept, and appearance, exhibition model design, and venue dressing.

●	Production. Through third-party event material producers, the PRC operating entities produce event materials such as signs and banners, badges and name-tags, promotional items, and gift and award items.

●	Reception. The PRC operating entities arrange the invitation and reception of key participants of an event, and provide transportation and hospitality services.

●	Execution. The PRC operating entities arrange the building of event stages, decoration of venues, distribution of event materials, and supervise the execution of other aspects of events.

●	Analysis. The PRC operating entities provide after-event marketing services and collect event participant feedback, summarize the results of event execution, and issue detailed reports to clients for evaluation purposes.

Depending on the needs of the PRC operating entities’ clients and the length of the events, the length of service can range from one to six months, but usually is less than three months.

The PRC operating entities’ fee for providing event planning and execution services for an event is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employees and independent contractors involved, and the desired effect of the event. The range of the PRC operating entities’ fee is usually between $100 and $2,500,000 and the PRC operating entities usually extend to their customers credit terms ranging from 30 to 180 days after they successfully provide services. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Clients

Clients of the PRC operating entities’ event planning and execution services include advertising and media service providers, industry associations, and companies in a wide range of industries such as consumer goods, real estate, tourism, entertainment, technology, e-commerce, education, and sports. The PRC operating entities had two, 0, and one client that accounted for more than 10% of our annual revenue for the fiscal years ended June 30, 2022, 2021, and 2020, respectively. The PRC operating entities’ repeat customers, among others, include Heng’an (China) Paper Industry Co., Ltd., Xiamen Mastermind Advertising Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd., and Beijing Taiji Culture Communication Co., Ltd.

For the fiscal year ended June 30, 2022, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Fujian Maibo Culture Communication Co., Ltd，	$60,990,564	30.08%
2	Guangzhou Taiji Advertising Co., Ltd.	$25,646,226	12.65%
3	Heng’an (China) Paper Industry Co., Ltd.	$14,983,553	7.39%
4	Lianzhang Meida Co., Ltd.	$14,150,943	6.98%
5	Xiamen Many Idea Interactive Co.,Ltd	$12,594,339	6.21%
	Total	$128,365,625	63.31%

For the fiscal year ended June 30, 2021, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Fuzhou Xinsiyu Culture Communication Co., Ltd.	$1,904,513	7.46%
2	Heng’an (China) Paper Industry Co., Ltd.	$1,781,433	6.98%
3	Guangzhou Taiji Advertising Co., Ltd.	$1,659,504	6.50%
4	Fujian Yunbang Culture Communication Co., Ltd.	$1,565,205	6.13%
5	Shanghai Chenrong Culture Development Co., Ltd.	$655,255	2.57%
	Total	$7,565,910	29.64%

For the fiscal year ended June 30, 2020, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Guangzhou Taiji Advertising Co., Ltd.	$2,771,735	17.67%
2	Fuzhou Xinsiyu Culture Communication Co., Ltd.	$818,171	5.22%
3	Beijing Taiji Culture Communication Co., Ltd.	$538,516	3.43%
4	Xiamen Mastermind Advertising Co., Ltd.	$335,398	2.14%
5	COFCO Coca-Cola Beverages (Beijing) Limited	$243,836	1.55%
	Total	$4,707,656	30.01%

Case Study—Selected Clients

Heng’an (China) Paper Industry Co., Ltd.

Heng’an (China) Paper Industry Co., Ltd. (“Heng’an Paper”) is a subsidiary of Hengan International Group Co., Ltd. (SEHK:1044), a producer of sanitary napkins and baby diapers in China. In 2010, Heng’an Paper engaged the PRC operating entities to plan and execute its marketing events because of their event-related experience and industry knowledge. Since then, the PRC operating entities have helped Heng’an Paper successfully organize multiple entertainment and marketing events.

October to December 2020—2020 The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering (2020年第六季心相印纸时尚青春音乐汇). As the general manager of offline events of the music gathering, the PRC operating entities planned the timeline of and ran all the offline events, including pre-event marketing in 50 colleges and universities in China, applications, eight city-level competitions, and finals and concerts in the southern and northern divisions.

May to August 2021—2021 The Seventh Mind Act Upon Mind Paper Fashion College Music Gathering (2021年第七季心相印纸时尚青春音乐汇). As the general manager of offline events of the music gathering, the PRC operating entities planned the timeline of and ran all the offline events, including pre-event marketing in 16 colleges and universities in China, applications, eight city-level competitions, and finals and concerts in the southern and northern divisions.

22nd China International Fair for Investment and Trade

Fujian Shuzhi planned, designed, and constructed the Fujian Pavilion at the 22nd China International Fair for Investment and Trade (“CIFIT”) that opened in Xiamen on September 8, 2022. With the theme of “Global Development: Sharing Digital Opportunities and Investing in a Green Future,” CIFIT is a four-day exhibition hosted by the Ministry of Commerce of China. CIFIT is committed to creating international investment opportunities, releasing authoritative information, and discussing the international investment trend. CIFIT has become one of the most influential international investment events.

Representative Events

Most of the events the PRC operating entities plan and execute for corporate clients are marketing events with an emphasis on the younger generation, such as university students and young professionals. The following charts summarize the PRC operating entities’ top 10 events in terms of contract amount in the Event Planning and Execution business during the fiscal years ended June 30, 2022, 2021, and 2020.

Representative Events for the Fiscal Year Ended June 30, 2022

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
05/2021 to 07/2021	Heng’an (China) Paper Industry Co., Ltd.	Guangzhou, Changsha, Chengdu, Xi’an, Hangzhou, Wuhan, Zhengzhou, and Shenyang	The Seventh Mind Act Upon Mind Paper Fashion College Music Gathering	$2,467,841	Offline promotion and activity planning and implementation

04/2021 to 12/2021	Guangzhou Taiji Advertising Co., Ltd.	Sanya, Guiyang, Shanghai, Guangzhou, and Shenzhen	The BMW South Regional Conference in 2021	$3,253,090	On-site event management and event planning and execution

06/2021	Shanghai Chenrong Culture Development Co., Ltd.	Inner Mongolia	2021 Hard bones live house	$712,582	Activity planning, on-site construction, and implementation

06/2021	Shanghai Chenrong Culture Development Co., Ltd.	Hangzhou	2021 Xuan Heavy Music Festival 2021	$681,600	Activity planning, on-site construction, and implementation

01/2022	Beijing One Day Times Culture Communication Co., Ltd.	Xiamen	Xiamen International Racing Children’s Kart Car Competition	$487,964	Activity planning, on-site construction, and implementation; online promotion and publicity

12/2021 to 01/2022	Quanzhou Shanda Ruixing Culture Technology Co., Ltd.	Zhengzhou	2021 Excellence kids bcba kids basketball game	$326,858	Activity planning, on-site construction, and implementation; online promotion and publicity

05/2022	Guangzhou Taiji Advertising Co., Ltd.	Beijing and Guangzhou	2022 Guangqi Honda e: NP1 professional media test drive	$232,364	Activity planning, on-site construction, and implementation

10/2021	Guangzhou Taiji Advertising Co., Ltd.	Suzhou	Guangqi Honda Accord Volkswagen media test drive	$193,791	Activity planning, on-site construction, and implementation

10/2021 to 11/2021	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Shanghai	Fujian Exhibition Hall of the Fourth China International Import Expo in 2021	$185,891	Activity planning, on-site construction, and implementation; online promotion and publicity

09/2021 to 10/2021	Guangzhou Taiji Advertising Co., Ltd.	Shanghai and Beijing	2021 Crown Road Space Transformation experience	$164,978	Activity planning, on-site construction, and implementation

Representative Events for the Fiscal Year Ended June 30, 2021

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
04/2021 to 12/2021	Guangzhou Taiji Advertising Co., Ltd.	Sanya, Hainan	2021 BMW Southern Region Meeting	$3,170,864	Event planning, reception, coordination with third parties, media services, and venue design and decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering	$1,065,502	Offline event planning and execution, including pre-event marketing in 50 colleges and universities in China, applications, eight city-level competitions, and finals and concerts in the southern and northern divisions

09/2020	Shanghai Chenrong Culture Development Co., Ltd.	Guangzhou, Zhenjiang, Wuchuan	2020 Huahe Nanguo Mingyuan Stars Carnival	$655,255	Event execution, coordination with third-party performers, reception, event material production, stage building, and venue decoration

03/2021	Fujian Yunbang Culture Communication Co., Ltd.	Zhuhai, Guangdong	“Song of Qin’ao” City Concert	$612,521	Event execution, coordination with third-party performers, reception, event material production, stage building, and venue decoration

05/2021	Fujian Yunbang Culture Communication Co., Ltd.	Jian’ou, Fujian	The 3rd China Bamboo Shoot and Bamboo Industry (Jian’ou) Summit Forum	$427,340	Event planning, coordination with third parties, reception, event material production, media services, stage building, and venue decoration

04/2021	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Fuzhou, Fujian	The Fourth Digital China Summit China Mobile Exhibition Area Planning	$398,851	Event planning, coordination with third parties, reception, event material production, media services, stage building, and venue decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering – Stars Attending the Finals	$386,814	Reception for stars attending the finals

10/2020 to 12/2020	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Fuzhou, Fujian	2020 China Mobile Fuzhou Promotional Activities	$330,476	Event material design and production, stage design and building, and venue decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering – Coaches Related	$317,901	Reception for coaches of the event

11/2020	Fuzhou Maibo Culture Communication Co., Ltd.	Xiamen, Fujian	Huaqiao University 60 Year Anniversary Alumni Reunion	$296,289	Event planning, reception, coordination with third parties, media services, and venue design and decoration

Representative Events for the Fiscal Year Ended June 30, 2020

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
11/2019 to 12/2019	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou, Guangdong	Guangqi Honda Auto Guangzhou 2019 Exhibition	$540,548	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration

08/2019 to 09/2019	Guangzhou Taiji Advertising Co., Ltd.	Xi’an, Chengdu, Chongqing, Changsha, Dongguan, and Guangzhou	2019 Trumpchi World with No Bend	$462,311	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration

01/2020	Guangzhou Taiji Advertising Co., Ltd.	Chengdu, Sichuan	Guangqi Honda 2020 Special Shop Meeting	$402,479	Event planning for exhibition of new automobile, industry conference, and award ceremony

10/2019 to 12/2019	Xiamen Mastermind Advertising Co., Ltd.	Xiamen, Fujian	Migu Anime 2019 Nijigen Strategy Execution Activity	$355,624	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration

12/2019	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou, Guangdong	2019 Guangqi NIO First Product Release	$295,879	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration

12/2019	Xiamen Many Idea Interactive Co., Ltd.	Xiamen, Fujian	2019 Xiamen International Fashion Week	$256,049	Coordination with third-party performers

11/2019 to 12/2019	Guangzhou Taiji Advertising Co., Ltd.	Pazhou, Guangdong	2019 Guangqi New Energy Guangzhou Exhibition	$241,487	Stage building, coordination with third parties, and media services

9/2019	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou, Guangdong	2019 Accord Night of Curiosity	$238,804	Stage building, coordination with third parties, and media services

10/2019	Guangzhou Taiji Advertising Co., Ltd.	Beijing	2019 Accord Night of Curiosity	$238,804	Stage building, coordination with third parties, and media services

10/2019	Beijing Taiji Culture Communication Co., Ltd.	Nanjing, Jiangsu	2019 Yadea Marketing Event	$216,533	Stage building, coordination with third parties, and media services

Event Planning and Execution Team and Third-Party Service Providers

As of June 2022, the PRC operating entities had 28 employees dedicated to the Event Planning and Execution business, including four event planners, 10 creative staff, eight operational staff, and six customer service agents. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

Third-party service providers the PRC operating entities regularly cooperate with include event venue providers, entertainment performance companies, electronic equipment providers, event material producers, event carpentry service providers, security service providers, general event execution service providers, and advertising companies. During the fiscal years ended June 30, 2022, 2021, and 2020, the PRC operating entities cooperated with 214, 84, and 108 third-party service providers on 75, 127, and 54 events, respectively.

To ensure that the PRC operating entities only cooperate and work with qualified third-party service providers, their management formed a standard process to evaluate these companies and control the quality of their services, which include the following steps:

●	Selection. The PRC operating entities select the third-party service providers for an event based on quality of products and services, prices, delivery time, customer services, and ability to fulfill contracts. The PRC operating entities request potential service providers interested in an event to submit an application form with copies of business registration certificates.

●	Inspection. After a third-party service provider begins cooperating with the PRC operating entities on an event, they regularly inspect its performance during different stages of the event according to detailed specifications and timeline for products or services in our agreement with the service provider.

●	Review. The PRC operating entities review performance of each third-party service provider after an event, and rate them according to quantity and quality of products and services, timeliness, prices, and customer services. Depending on the performance of a service provider, the PRC operating entities will increase, decrease, or even terminate their cooperation with it.

The PRC operating entities typically do not enter into long-term supplying contracts with these third-party service providers, but only enter into event execution contracts for specific events after they finish the planning and design of the events. The PRC operating entities’ event execution contracts with third-party service providers specify quantity and specifications of products or services, unit price of each product or service, delivery time, and payment date, among other things.

Brand Promotion

Corporate clients seek the PRC operating entities’ brand promotion services because of their rich experience in organizing brand promotion campaigns, particularly among the younger generation. The PRC operating entities enter into service agreements with their brand promotion clients, and provide different brand promotion solutions depending on their specific needs, target markets, and potential customers. If a company does not currently have a brand, the PRC operating entities systematically create a brand that fits its products and core value; if a company already has an established brand but wants to enter a new business or market, the PRC operating entities work with the company to add new elements to its brand, making it more attractive and memorable to the target customers. As of June 2022, the PRC operating entities had five employees dedicated to the Brand Promotion business.

Clients of the PRC operating entities’ Brand Promotion business are typically consumer goods companies and advertising and media service providers, including Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd, Fujian Yunbang Culture Communication Co., Ltd., and Xiamen Chengda Sihai Culture Communication Co., Ltd. The PRC operating entities provided brand promotion services to four, 24, and 16 clients during the fiscal years ended June 30, 2022, 2021, and 2020 respectively. Revenue from the PRC operating entities’ Brand Promotion business was $8,733,764, $750,315, and $2,241,869 for the fiscal years ended June 30, 2022, 2021, and 2020, respectively, which accounted for 27%, 3%, and 14% of our total revenue for those fiscal years, respectively.

The following are some of the brand promotion services the PRC operating entities offer:

●	Trademark and Logo Design. The PRC operating entities assist clients in their Chinese or English company or brand name choice, logo design, symbol design, and trademark design.

●	Visual Identity System Design. The visual identity system of a company includes its name, signature color, logo, and slogan. Over time, this visual identity becomes associated with the organization, and thereby reinforces its messages and personality. Based on the PRC operating entities’ understanding of their clients’ company culture and long-term goals, the PRC operating entities assist them in creating a visual identity that attracts potential customers and suitable for future growth. For example, the PRC operating entities helped design the fonts, logo, signature color, and other related items of Yuanma Agent, catering to the preference of this technology company.

●	Brand Positioning. Brand positioning is the conceptual place a brand wants to own in its target customers’ mind. The PRC operating entities focus on connecting brand functions to the needs of customers to maximize customer relevancy and competitive distinctiveness, in order to maximize brand value. The PRC operating entities help their clients determine their current position, identify their direct competitors and how these competitors position their brand, identify the uniqueness of our clients, develop a distinct and value-based positioning idea, and craft a brand positioning statement and test its efficacy.

●	Brand Personality Design. Brand personality is a set of human characteristics that are attributed to a brand name, and customers are more likely to purchase a brand if its personality is similar to their own. The PRC operating entities assist their clients in choosing one or more of the five main types of brand personalities with common traits, namely, excitement, sincerity, ruggedness, competence, and sophistication. The PRC operating entities then provide suggestions to their clients on how to craft their brand personality and incorporating that brand personality into their products and brand promotion campaigns.

●	Digital Solutions. With the PRC operating entities’ expertise in web design, they assist their clients in setting up effective websites that both enhance their brands and cater specifically to target consumers. The PRC operating entities also help their clients create video advertisements and promotion videos that enhance their brand image and presence and design and edit their clients’ videos for their corporate needs. For example, the PRC operating entities helped plan, shoot, and edit a video for a corporate event of Ab Inbev Sedrin Brewery Co., Ltd.

Other Services

The PRC operating entities provide other services, including digital collection sales, music recording services, SaaS software services, and advertisement distribution. Revenue from the PRC operating entities’ other services was $415,664, $600,826, and $321,983 for the fiscal years ended June 30, 2022, 2021, and 2020, respectively, which accounted for 1%, 2%, and 2% of our total revenue for those fiscal years, respectively.

Digital Collection Sales

Since May 2022, the PRC operating entities have been selling digital collections through its own digital collection sales platform. The digital collections are developed based on intellectual properties of the PRC operating entities and intellectual properties licensed from third parties, including themes of street dance and “wuxia,” which is a genre of Chinese fiction concerning the adventures of martial artists in ancient China. The operating entities have engaged third parties to develop the digital collection sales platform and NFT products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Results of Operations for the Fiscal Years Ended June 30, 2022 and 2021—Non-Current Assets.”

Music Recording Services

The PRC operating entities recorded songs and made short music videos for a corporate client for its marketing purposes between September 8, 2021 and January 5, 2022 and received $350,886 in service fees.

SaaS Software Services

On November 18, 2021, the PRC operating entities and two unrelated third parties incorporated Shenzhen Jam Box. Shenzhen Jam Box provides SaaS software, JamBox, and the related value-added services to hip-hop dance training institutions in China and collects service fees. Hip-hop dance training institutions can use JamBox to manage their students, lessons, and contracts; and students of these institutions can use JamBox to browse information of the institutions, sign up for lessons and manage lessons they have signed up for, and keep track of their learning progress. As of the date of this annual report, Shenzhen Jam Box have entered into agreements with more than 1,500 hip-hop dance campuses, which have more than 65,000 students.

Advertisement Distribution

The PRC operating entities cooperate with third-party advertising companies to distribute advertisements for their clients in multiple cities in the PRC, including Guangzhou, Shenzhen, Kunming, Harbin, Shenyang, Changchun, among others, usually through formats such as bus advertising, in which advertisements are placed on the inside or outside of buses, and television advertising. For bus advertising, the PRC operating entities determine the amount of service fees charged to a client based on the size of advertisements, the number of bus lines, the number of buses, and the length of display periods. For television advertising, the PRC operating entities determine the amount of service fees charged to a client based on the television channels, the length of advertisements, the position of display, the frequency of display, and the programs before or after the advertisements.

Competition

The hip-hop industry in China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few nationwide leading companies.

●	Event Hosting. The PRC operating entities compete against other providers of hip-hop events, hosts of concerts, and creators of online hip-hop programs in particular, and providers and hosts of entertainment events in general, such as Beijing Hedgehog Brothers Culture Media Co., Ltd. The PRC operating entities compete primarily on the basis of the following factors: (i) quantity and quality of concerts, events, and online programs, (ii) quantity and quality of sponsorship packages to advertisers, (iii) costs of carrying out concerts and events, and (iv) brand recognition.

●	Event Planning and Execution. The PRC operating entities compete against advertising and marketing companies that operate offline events, such as Spearhead Integrated Marketing Communication Group. The PRC operating entities compete on the basis of the following factors: (i) types and quality of services provided, (ii) costs of planning and running events, and (iii) brand recognition.

●	Brand Promotion. The PRC operating entities compete against advertising and marketing companies that offer brand promotion solutions for corporate clients, such as BlueFocus Communication Group Co. Ltd. The PRC operating entities compete on the basis of the following factors: (i) types and quality of services provided, (ii) costs of offering brand promotion services, and (iii) brand recognition.

●	Other Services. The PRC operating entities compete against (i) other issuers and sellers of digital collections, (ii) other providers of music recording services and hip-hop dance training institution administration SaaS software, and (iii) advertising and marketing companies that distribute advertisements for corporate clients. The PRC operating entities compete on the basis of the following factors: (i) attractiveness of digital collections, (ii) functions and performance of software, (iii) types and quality of services provided, (iv) costs of offering brand promotion services, and (v) brand recognition.

We believe that the PRC operating entities are well-positioned to effectively compete in these businesses based on the factors listed above. However, some of their current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than the PRC operating entities do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The markets in which the PRC operating entities operate are highly competitive.”

Employees

The PRC operating entities had 87, 40, and 41 full-time employees as of June 30, 2022, 2021, and 2020, respectively. The following table sets forth the number of their full-time employees as of June 30, 2022:

Function:	Number
Management	3
Sales Center Management	3
Brand Marketing Department	30
Hip-Hop Department	37
Performance Department	1
Support Center	11
Office of the General Manager	2
Total	87

The PRC operating entities enter into employment contracts with their full-time employees and standalone non-compete agreements with some of their key employees.

As required by regulations in China, the PRC operating entities participate in various employee social security plans that are organized by municipal and provincial governments for their full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. The PRC operating entities are required under PRC law to make contributions from time to time to employee benefit plans for their full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that the PRC operating entities maintain a good working relationship with their employees, and they have not experienced material labor disputes in the past. None of their employees are represented by labor unions.

Facilities

Our principal executive offices are located in Xiamen, Fujian, China, where Xiamen Pop Culture leases offices from an independent third party with an area of approximately 22,227 square feet, with a lease term from March 1, 2022 to February 28, 2025 and a monthly rent of RMB50,000 (approximately $6,952) and an increase in the monthly rent every year.

Guangzhou Shuzhi leases an office in Guangzhou from an independent third party with an area of approximately 768 square feet, with a lease term of two years from August 1, 2022 to August 1, 2024 and a monthly rent of RMB5000 (approximately $695). Guangzhou Shuzhi are required to notify the landlord at least 15 days in advance if it would like to renew the lease.

Pop Network leases an office in Xiamen from an independent third party with an area of approximately 861 square feet, with a lease term of one year from February 25, 2022 to February 24, 2023 and a monthly rent of RMB1,500 (approximately $224). We believe that the offices that the PRC operating entities currently lease are adequate to meet their needs for the foreseeable future.

Intellectual Property

The PRC operating entities are the owners of a portfolio of iconic brands in the PRC across a range of hip-hop events and related areas. For instance, the PRC operating entities hold the copyrights to the logo “CBC” for a dance competition. The PRC operating entities own additional trademarks “Hip Hop Master” (“嘻哈大师”), “Hip-Hop Lion” (“嘻哈大狮”), and their logos related to street dance education. Their trademarks are in the form of plain-text words or design logos. As of the date of this annual report, Xiamen Pop Culture and its subsidiaries own 66 trademarks in the PRC.

Our chief executive officer, Mr. Zhuoqin Huang, has licensed two trademarks, “CBC” and “潮圣,” exclusively to Xiamen Pop Culture for free for a term from January 1, 2020 to December 31, 2029. The licensing contract will be automatically renewed for 10 years unless Mr. Huang and Xiamen Pop Culture terminate the agreement by mutual consent.

Xiamen Pop Culture has licensed trademarks,” “,” “嘻哈大师,” and “嘻哈大狮,” non-exclusively to Xiamen Hip Hop Master Education Services Co., Ltd. for a term from January 1, 2020 to December 31, 2029 for a total consideration of RMB6.6 million, which are to be paid in installments over the 10 years.

In addition, as of the date of this annual report, the PRC operating entities have registered 11 domain names relating to their business, 23 software copyrights, and 27 literature work copyrights in the PRC.

The PRC operating entities rely on a combination of copyright and trademark law, and confidentiality agreements with employees to protect their intellectual property rights. In addition, under the employment agreements the PRC operating entities enter into with their employees, their employees acknowledge that the intellectual property made by them in connection with their employment with the PRC operating entities are the PRC operating entities’ property. The PRC operating entities also regularly monitor any infringement or misappropriation of their intellectual property rights.

Insurance

The PRC operating entities maintain employer’s liability insurance for executive officers and some employees of Xiamen Pop Culture, to protect the PRC operating entities from financial loss if a worker has a job-related injury or illness not covered by workers’ compensation. The PRC operating entities do not maintain other property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage the PRC operating entities maintain is in line with the industry practice. For risk factors relating to the PRC operating entities’ insurance policies, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The PRC operating entities’ current insurance policies may not provide adequate levels of coverage against all claims and they may incur losses that are not covered by their insurance.”

Seasonality

The PRC operating entities’ Event Planning and Execution and Brand Promotion businesses have demonstrated seasonal fluctuations as they typically organize more events between April and June each year due to higher seasonal demand. The PRC operating entities’ Event Hosting business and Other Services are not subject to seasonality.

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

Regulations

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to the PRC operating entities’ business and operations in China.

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

Currently, Xiamen Pop Culture holds a valid Commercial Performance License issued by the Xiamen Bureau of Culture and Tourism.

Regulation Related to Production and Operation of Radio and Television Programs

On July 19, 2004, the State Administration of Radio, Film and Television (the predecessor of the National Radio and Television Administration) promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the “Radio and Television Program Measures,” which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020. The Radio and Television Program Measures provide that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

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

Since Xiamen Pop Culture is not a foreign-invested company, it is allowed to produce or operate radio or television programs. To comply with the relevant laws and regulations, Xiamen Pop Culture has obtained a Radio and Television Program Production and Operation Permit, which covers the production and publication of radio and television programs (excluding current political news category or special columns) and such permit is effective until March 31, 2023.

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

Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. When providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke the offenders’ licenses or permits for their advertising business operations. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business—Advertisements shown during the PRC operating entities’ events may subject them to penalties and other administrative actions.”

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

Regulations Related to Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the “Guidance Catalog,” and the Negative List, which were promulgated and are amended from time to time by MOFCOM and the NDRC. The Guidance Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC laws and regulations.

According to the Negative List, proportion of foreign equity in value-added telecommunications services (except for e-commerce, domestic multi-party communications, store-and-forward, and call centers), or the VATS, shall not exceed 50%. In addition, foreign investments in Internet news and information services, Internet publishing services, Internet audio-visual program services, Internet culture operations (except for music), Internet information services to the public, radio and television program production and operation business, and editing, publishing, and production of audio-video products and/or electronic publications are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in China.

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was promulgated by the State Council on December 11, 2001 and most recently amended in March 29, 2022. The FITE Regulations require that foreign-invested telecommunications enterprises in China, or the FITEs, must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in China must demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT, to provide VATS in China and the MIIT retains considerable discretion in granting such approvals. On June 30, 2016, the MIIT issued an Announcement of the MIIT on Issues concerning the Provision of Telecommunication Services in the Mainland by Service Providers from Hong Kong and Macao, or the MIIT Announcement, which provides that investors from Hong Kong and Macau may hold more than 50% of the equity in FITEs engaging in certain specified categories of VATS.

On July 13, 2006, the Ministry of Information Industry, or the MII, which was the predecessor to the MIIT, released the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Notice, pursuant to which, for any foreign investor to invest in telecommunications businesses in China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer, or sell a telecommunications business operation license to foreign investors in any form, and they may not provide any resources, premises, facilities, and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a value-added telecommunication service operator shall be legally owned by such operator or its shareholders.

The PRC operating entities engage in Internet information services, radio and television program production and distribution business, which falls in the prohibited category under the Special Administrative Measures. To comply with PRC laws and regulations, we rely on the VIE Agreements to operate such business in China. However, there remain uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.”

Regulations Related to Value-added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the PRC, or the Telecom Regulations, which was most recently amended on February 6, 2016. The Telecom Regulations are the primary PRC law governing telecommunications services and set out the general regulatory framework for telecommunications services provided by PRC companies. The Telecom Regulations distinguish between “basic telecommunications services” and VATS. The Telecom Regulations define VATS as telecommunications and information services provided through public network infrastructures. Pursuant to the Telecom Regulations, commercial operators of VATS must first obtain an operating license from the MIIT, or its provincial level counterparts. The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and most recently amended on June 6, 2019, identifies online data processing and transaction processing services, and information services as VATS.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations and further regulate the telecommunications business permits. The Telecom License Measures provide requirements and procedures for obtaining licenses for VATS, and stipulate that the competent governmental authorities will mandate improved credit management mechanisms for telecommunication business operators. The Telecom License Measures also confirm that there are two types of telecom operating licenses for operators in China, one for basic telecommunications services and one for VATS. A distinction is also made as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its license.

The PRC operating entities engage in business activities that are VATS as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Xiamen Qiqin and Zhongpu Shuyuan have each obtained the Value-added Telecommunications Business Operation License covering (i) online data processing and transaction processing business (operating e-commerce), and (ii) information services (Internet content-related services), or the EDI and ICP Licenses, on March 29, 2022 and May 11, 2022, respectively, which will all remain effective for five years.

Regulations Related to Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Information Measures, which were issued by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. Pursuant to the Internet Information Measures, “Internet information services” are defined as services that provide information to online users through the Internet. The Internet Information Measures classify Internet information services into commercial Internet information services and non-commercial Internet information services. Commercial Internet information services refer to compensatory services which provide information to or create web pages for online users through the Internet. Non-commercial Internet information services refer to non-compensatory services which supply, through the internet, to online users, information that is open to and shared by the general public. The Internet Information Measures require commercial internet information service operators to obtain a value-added telecommunications business operating license, or the ICP License, from the relevant government authorities, and require non-commercial internet information service operators to complete the filing-for-record procedures, before engaging in any Internet information service operations in China.

In addition, Internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by laws or regulations. Internet information service providers are prohibited from producing, copying, publishing, or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. The relevant PRC government may require corrective actions to address the non-compliance or may impose penalties, such as temporarily or permanently closing relevant websites, suspending relevant businesses for re-organization, or revoking relevant operation licenses. Furthermore, the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services, which was issued on November 27, 2017 and took effect on January 1, 2018, requires Internet information service providers to register and own the domain names they use in providing Internet information services.

Shenzhen Jam Box operates an online mini program named “JamBox.” As a non-commercial Internet information service operator, “JamBox” has completed the filing-for-record procedures before engaging in Internet information service operations, which remain valid as of the date of this annual report.

Regulations Related to Internet Cultural Activities

On February 17, 2011, the Ministry of Culture, or the MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April1, 2011 and were most recently amended on December 15, 2017. Pursuant to the Internet Culture Provisions, Internet cultural activities include: (i) production, reproduction, import, release, or broadcast of Internet culture products (such as online music, online game, online performance, and cultural products by certain technical means and copied to the Internet for spreading); (ii) distribution or publication of cultural products on the Internet; and (iii) exhibitions, competitions, and other similar activities concerning Internet culture products. The Internet Culture Provisions further classify Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for an Internet culture business operating license, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial Internet cultural activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate Internet cultural activities as well as levy penalties including administrative warning, fines up to RMB30,000, and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance.

Regulations Related to Internet Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television (currently known as the National Press and Publication Administration, or the NPPA), and the MIIT jointly issued the Administrative Provisions on Internet Publishing Service, or the Internet Publishing Regulation, which took effect on March 10, 2016, and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulation requires that any entity engaged in the provision of online publications to the public via information networks obtain an Internet publication license from the NPPA. Online publications refer to digital works with editing, production, processing, and other publishing features, provided to the public via information networks, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio, and video digitizing books and other original digital works in fields such as literature, art, and science, (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products, and electronic publications, (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling, and other means, and (iv) other types of digital works determined by the NPPA. If any entity provides Internet publishing services without approval, the publishing authority or other relevant government may order such services to cease, order the shutdown of the website, or impose other penalties, such as deleting all the relevant Internet publications, confiscating all illegal income and major equipment, specialized tools used in illegal publishing activities, as well as fines less than 10 times of the illegal income. In severe cases, criminal liabilities may be pursued.

Regulations Related to Blockchain Information Services

On January 10, 2019, the CAC issued the Administrative Regulations on Blockchain Information Services, or the Blockchain Information Regulation, which took effect on February 15, 2019. Pursuant to the Blockchain Information Regulation, blockchain information services refer to information services provided to the public through Internet sites, applications, etc. based on blockchain technology or systems; the blockchain information services suppliers refer to the subjects or nodes that provide blockchain information services to the public, and the organizations or institutions that provide subjects of blockchain information services with technical support. The Blockchain Information Regulation requires a blockchain information services supplier to complete the filing-for-record procedures through the CAC’s filing management system for blockchain information services within 10 working days from the date of providing the service. If any blockchain information services supplier fails to make the filings accordingly or fills in false filing information, the related cyberspace administration authority may order it to make corrections within a time limit; if such supplier refuses to make corrections or the circumstances are serious, it may be given a warning and imposed a fine of not less than RMB10,000 yuan but not more than RMB30,000.

Regulations Related to Artworks Business

On January 18, 2016, the MOC issued the Administrative Measures for Artworks Business, or the Artworks Business Measures, which took effect on March 15, 2016. Pursuant to the Artworks Business Measures, artworks refer to works of paintings, calligraphies and seal cuttings, sculptures and carvings, artistic photographs, installation artworks, and industrial artworks and limited replicas of the above-mentioned works, but does not include cultural relics. Artworks related business activities include: (i) purchase, sale, or lease; (ii) brokerage; (iii) import and export; (iv) appraisal, evaluation, commercial exhibition, and other services; and (v) investment, business activities, and services with artworks as subject matters. Artworks related business activities by use of information networks are also subject to the Artworks Business Measures. Organizations to be engaged in artworks related business activities are required to complete the filing-for-record procedures with local cultural administrative authorities within 15 days upon receipt of their business license. Whoever fails to make the filings accordingly, may be ordered to make corrections and may be fined not more than RMB10,000 depending on the seriousness of the circumstances by related cultural administrative authorities.

Regulations Related to Information Security and Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, the PRC government authorities have enacted legislation on the Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, which was promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on December 29, 2011, an Internet content service operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An Internet content service operator must expressly inform the users of the method, content, and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet content service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the Internet content service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority.

In addition, the Decision on Strengthening Network Information Protection, which was promulgated by the SCNPC on December 28, 2012, provides that electronic information that is able to identify personal identities of citizens or that is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. Internet content service operators collecting or using personal electronic information of citizens shall specify purposes, manners, and scopes of information collection and use, obtain the consent of citizens concerned, and strictly keep confidential personal information collected. Internet content service operators are prohibited from disclosing, tampering with, damaging, selling, or illegally providing others with personal information collected. Technical and other measures are required to be taken by Internet content service operators to prevent personal information collected from unauthorized disclosure, damage, or being lost. Internet content service operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy.

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information, which was promulgated by the MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality, and necessity, and be within the specified purposes, methods, and scopes. Pursuant to the Ninth Amendment to the Criminal Law of the PRC, which was issued by the SCNPC on August 29, 2015 and became effective on November 1, 2015, any Internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to the criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances. Moreover, any individual or entity that (i) sells or provides personal information to others in violation of applicable laws, or (ii) steals or illegally obtains any personal information, in either case implicating severe circumstances, will be subject to the criminal penalty. The PRC government, however, has the power and authority to order Internet content service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

To further regulate cybersecurity and privacy protection, the Cybersecurity Law of the PRC, which was promulgated by the SCNPC on November 7, 2016 and took effect on June 1, 2017, provides that: subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or beyond the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of persons whose data is collected. According to the Cybersecurity Law of the PRC, personal information refers to all kinds of information that are recorded electronically or that can otherwise be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses, and telephone numbers. Any internet information services provider that violates these privacy protection requirements under the Cybersecurity Law of the PRC and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than 10 times of the illegal gains and may be ordered to cease the relevant business operations when the violation is serious.

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness, and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to their services; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented to by the users voluntarily, and; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of service. App operators violating these rules can be ordered by authorities to correct their noncompliance within a given period of time, be publicly reported, or be ordered to quit its operation or cancel its business license or operational permits.

On April 10, 2019, the Ministry of Public Security, or the MPS, promulgated the Guidelines for Internet Personal Information Security Protection, which establishes the management mechanism, security technical measures, and business workflows for personal information security protection. On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which requires, among others, that network operators who collect, store, use, transfer, and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On November 28, 2019, the CAC, the MIIT, the MPS, and the SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and social supervision by citizens.

On May 28, 2020, the NPC approved the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process, or transmit personal information of others, or illegally purchase or sell, provide, or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with, or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

On June 10, 2021, the SCNPR promulgated the Data Security Law of the PRC, or the Data Security Law, which took effect on September 1, 2021. Under the Data Security Law, data refers to any record of information that is kept electronically or otherwise, and data processing includes the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the Data Security Law, any individual or entity shall collect data in a legitimate and proper manner. A data security review mechanism will be established by the State, and any data processing activity that endangers or may endanger national security shall be subject to national security review. The security management for the cross-border transfer of important data collected and produced during operation by CIIOs or other data processors within the territory of the PRC shall be subject to the Cyber Security Law and other regulations and rules that promulgated by the CAC and the State Council. In case of any non-compliance under the Data Security Law, a data processor may be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, may be subject to penalties, including the revocation of business license or other permits.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters.

On August 20, 2021, the SCNPC adopted the Personal Information Protection Law of the PRC, or the PIP Law, which took effect on November 1, 2021. The PIP Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIP Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On December 28, 2021, 13 PRC authorities, including the NDRC, the MOFCOM, the MIIT, the CAC, and several other authorities jointly promulgated the revised Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

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

As of the date of this annual report, the PRC operating entities have registered 50 copyrights in the PRC.

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

As of the date of this annual report, the PRC operating entities have registered 66 trademarks in the PRC.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names. China Internet Network Information Center, or “CNNIC,” is responsible for the daily administration of CN domain names and PRC domain names under the supervision of MITT. CNNIC promulgated the Implementation Rules of Registration of Country Code Top-Level Domain Name, or the “CNNIC Rules,” effective in June, 2019. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts a first-to-file principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court, or initiate an arbitration procedure.

As of the date of this annual report, the PRC operating entities are the registered holder of 11 domain names in the PRC.

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

As of the date of this annual report, all of the Xiamen Pop Culture Shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by SAFE Circular 37. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to Heliheng subject to approval from the local department of commerce and SAFE, with no limitation on the amount of capital contributions. We may also make loans to Heliheng subject to the approval from SAFE or its local office and the limitation on the amount of loans.

Heliheng is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE, and the MOF jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the “Foreign Debts Provisions,” which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the PBOC issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic-invested enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested enterprises and domestic-invested enterprises is calculated as twice the net assets of such enterprises, and the macro-prudential adjustment parameter is 1. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements. On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the PBOC Circular 9 is updated from 1 to 1.25. On January 7, 2021, the macro-prudential regulation parameter was lowered to 1 from 1.25.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to Xiamen Pop Culture, which could materially and adversely affect their liquidity and their ability to fund and expand their business.”

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law, which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019. Under the EIT Law and relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied to these enterprises. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income generated from inside the PRC. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Inclusive Tax Deduction and Exemption Policies for Small and Micro-Sized Enterprises, or “MOF and SAT Notice 13,” from January 1, 2019 to December 31, 2021, an enterprise qualifies as a small-scale and low-profit enterprise if it does not conduct business in a restricted or prohibited industry and it meets the following conditions: (1) having no more than RMB3,000,000 (approximately $439,800) in annual taxable income; (2) having no more than 300 employees; and (3) having no more than RMB50,000,000 (approximately $7,330,000) in total assets. MOF and SAT Notice 13 also provides an enterprise income tax rate of 5% on a small-scale and low-profit enterprise’s annual taxable income that is less than RMB1,000,000 (approximately $146,600) and an enterprise income tax rate of 10% on the enterprise’s annual taxable income more than RMB1,000,000 (approximately $146,600) but less than RMB3,000,000 (approximately $439,800). As of June 30, 2022, WFOE, Xiamen Pop Culture, and Guangzhou Shuzhi were subject to enterprise income tax at the rate of 25%, and the rest of our PRC subsidiaries and the PRC operating entities were subject to preferential tax rates because they were recognized as small-scale and low-profit enterprises.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by MOF on December 25, 1993, and were recently amended on October 28, 2011 (together with the VAT Regulations, the “VAT Law”). On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or “MOF and SAT Circular 32.” On March 20, 2019, MOF, SAT, and General Administration of Customs, or “GAC,” jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, which became effective on April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are taxpayers of VAT. The VAT rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. As of June 30, 2022, Shenzhen Pop, Shenzhen Jam Box, Pop Sikai, Zhongpu Shuyuan, Pop Investment, and Xiamen Qiqin were subject to the VAT rate of 3% because of their small-scale taxpayer status, and the rest of our PRC subsidiaries and the PRC operating entities were subject to VAT at the rate of 6% for services provided.

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

As of the date of this annual report, the PRC operating entities have not made adequate social insurance and housing fund contributions for all employees. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.”

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

Our PRC counsel, JT&N, has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Global Market in the context of our initial public offering because: (i) Heliheng was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective the VIE Agreements as a type of acquisition transaction falling under the M&A Rules. Notwithstanding the above opinion, our PRC counsel, JT&N, has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The approval of the CSRC may be required in connection with our offerings under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings.”

On December 24, 2021, the CSRC and relevant departments of the State Council issued the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file with the CSRC within three working days. For the initial public offerings or listings applicants, the required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing, or approval documents from the primary regulators of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) the prospectus; while for overseas listed issuers who issue overseas listed securities, the required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings and (ii) PRC legal opinions. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. As of the date of this annual report, the Draft Rules Regarding Overseas Listings have been released for public comment only and have not been formally adopted, uncertainties remain as to its enactment or future interpretations and implementations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.”

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

A. Operating Results

Results of Operations for the Fiscal Years Ended June 30, 2022, 2021, and 2020

	For the Fiscal Years Ended June 30,
	2022	2021	2020
REVENUE, NET	$32,281,543	$25,526,557	$15,688,080
Cost of revenue	26,036,011	18,302,494	11,158,847
GROSS PROFIT	6,245,532	7,224,063	4,529,233

Selling and marketing	380,723	133,387	110,132
General and administrative	4,448,342	1,258,750	1,256,954
Total operating expenses	4,829,065	1,392,137	1,367,086

INCOME FROM OPERATIONS	1,416,467	5,831,926	3,162,147

Other (expenses) income:
Interest expenses, net	(235,327)	(243,458)	(125,560)
Other (expenses) income, net	377,979	95,946	46,235
Total other expenses, net	142,652	(147,512)	(79,325)

INCOME BEFORE INCOME TAX PROVISION	1,559,119	5,684,414	3,082,822

Provision for income taxes	871,231	1,416,872	457,005

NET INCOME	687,888	4,267,542	2,625,817

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2022 and 2021

Revenue

Our revenue for the fiscal years ended June 30, 2022 and 2021 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2022	%	2021	%	Amount	%
Event Hosting	$14,711,787	46%	$14,978,643	59%	$(266,856)	(2)%
Brand Promotion	8,733,764	27%	750,315	3%	7,983,449	1,064%
Event Planning and Execution	8,420,328	26%	9,196,773	36%	(776,445)	(8)%
Other Services	415,664	1%	600,826	2%	(185,162)	(31)%
Total revenue	$32,281,543	100%	$25,526,557	100%	$6,754,986	26%

Our total revenue for fiscal year ended June 30, 2022 reached $32,281,543, an increase of 26% year-over-year compared with $25,526,557 in fiscal year 2021.

For event hosting, we experienced a year-over-the-year decrease by 2% from $14,978,643 for the fiscal year ended June 30, 2021 to $14,711,787 in fiscal year 2022, primarily because the PRC operating entities postponed most of their Move It campaigns until July 2022 due to the COVID-19 pandemic.

During the fiscal year ended June 30, 2022, the PRC operating entities hosted 28 dance competition events, 30 music festivals and promotional parties, and two online hip-hop programs, with an average event sponsorship fee of $328,555, $858,211, and $518,799, respectively. The PRC operating entities attracted an aggregate of 203,233 hip-hop event participants and more than 210 million online hip-hop program views during the fiscal year ended June 30, 2022. During the fiscal year ended June 30, 2021, the PRC operating entities hosted 35 dance competition events, 29 music festivals and promotional parties, and four online hip-hop programs, with an average event sponsorship fee of $213,670, $125,884, and $962,391, respectively. The PRC operating entities attracted an aggregate of 159,200 hip-hop event participants and more than 314 million online hip-hop program views during the fiscal year ended June 30, 2021.

Event planning and execution revenue decreased by 8% from $9,196,773 for the fiscal year ended June 30, 2021 to $8,420,328 in fiscal year 2022, primarily attributable to a decrease in the number and size of the events the PRC operating entities undertook. During the fiscal year ended June 30, 2022, the PRC operating entities executed 58 events with an average planning and execution service fee of $145,178 per event, compared with 60 events executed with an average planning and execution service fee of $153,280 per event during the fiscal year ended June 30, 2021.

Brand promotion revenue for the fiscal year ended June 30, 2022 was $8,733,764, an increase of 1,064% from $750,315 for fiscal year 2021. This was generated from clients increasing investment in online platforms like TikTok, Kuaishou, and Xigua.

Other services revenue mainly comes from the following three areas: digital collection sales to individual collectors, music recording services to a corporate client, and SaaS software services to hip-hop dance training institutions. There was no such revenue in fiscal year 2021.

In fiscal year of 2022, other service revenue included music recording service income, digital collection sales income, and SaaS software service income. Other service revenue for the fiscal year ended June 30, 2022 was $415,664, a decrease of 31% from fiscal year 2021. Compared with 2021, the PRC operating entities generated revenue from certain newly developed businesses, including $350,886 from music recording services, $55,536 from digital collection sales, and $9,242 from SaaS software services in fiscal year 2022. In fiscal year 2021, the PRC operating entities generated advertisement distribution service revenue of $616,292, while they did not generate such revenue in fiscal year 2022.

The average service prices by category of event hosting and event planning and execution for the fiscal years ended June 30, 2022 and 2021 were as follows:

For the Fiscal Year Ended June 30, 2022
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	28	$328,555	-
	Music festival and promotional party	30	$858,211	-
	Online hip-hop program	2	$518,799	-

	Event Planning and Execution	58	145,178	-

For the Fiscal Year Ended June 30, 2021
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	35	$213,670	-
	Music festival and promotional party	29	$125,884	-
	Online hip-hop program	4	$962,391	-

	Event Planning and Execution	60	-	$153,280

Cost of revenue

Our cost of revenue for the fiscal years ended June 30, 2022 and 2021 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2022	%	2021	%	Amount	%
Event Hosting	$9,853,996	38%	$10,345,925	56%	$(491,929)	(5)%
Brand Promotion	1,358,040	5%	366,433	2%	991,607	271%
Event Planning and Execution	7,332,011	28%	7,553,522	41%	(221,511)	(3)%
Other Services	7,491,964	29%	36,614	1%	7,455,350	20,362%
Total Cost of Revenue	$26,036,011	100%	$18,302,494	100%	$7,733,517	42%

Cost of revenue for the fiscal year ended June 30, 2022 increased by 42% from $18,302,494 for the fiscal year ended June 30, 2021 to $26,036,011 in fiscal year 2022.

Cost of brand promotion increased by 271% from $366,433 for the fiscal year ended June 30, 2021 to $1,358,040 in fiscal year 2022 which was in line with the increase in revenue.

Cost of event hosting decreased by 5% from $10,345,925 for the fiscal year ended June 30, 2021 to $9,853,996 in fiscal year 2022, primarily due to less events hosted compared to last year. Cost of event hosting mainly included staff costs, venue rental fees, stage construction costs, actor performance compensations, online program production costs, and other miscellaneous expenses.

Cost of event planning and execution decreased by 3% from $7,553,522 for the fiscal year ended June 30, 2021 to $7,332,011 in fiscal year 2022, proportionately with the decrease of revenue due to the less events executed. Cost of event planning and execution mainly included third-party event service provider fees, supply materials expenses, venue rental fees, and actor performance expenses.

Gross profit and gross margin

Our gross profit and gross margins for the fiscal years ended June 30, 2022 and 2021 are shown in the following table:

	For the Fiscal Years Ended June 30,
	2022			2021			Change
	Amount	%	GP%	Amount	%	GP %	Amount	%
Event Hosting	$4,857,791	78%	33%	$4,632,718	64%	31%	$225,073	5%
Brand Promotion	7,375,724	118%	84%	383,882	5%	51%	6,991,842	1821%
Event Planning and Execution	1,088,317	17%	13%	1,643,251	23%	18%	(554,934)	(34)%
Other services	(7,076,300)	(113)%	(1702)%	564,212	8%	94%	(7,640,512)	(1354)%
Total gross profit	$6,245,532	100%	19%	$7,224,063	100%	28%	$(978,531)	(14)%

Gross profit decreased by 14% from $7,224,063 for the fiscal year ended June 30, 2021 to $6,245,532 in fiscal year 2022. Gross margin decreased by 900 basis points from 28% for the fiscal year ended June 30, 2021 to 19% in fiscal year 2022.

Gross margin of brand promotion and event hosting increased from 51% and 31% for the fiscal year ended June 30, 2021 to 84% and 33% for the fiscal year ended June 30, 2022, respectively, proportionally in line with the revenue increase.

Gross margin of event planning and execution decreased from 18% for the fiscal year ended June 30, 2021 to 13% for the fiscal year ended June 30, 2022, primarily due to drop in the number of events and reduced average unit price per event.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2022 and 2021:

	For the Fiscal Years Ended June 30,				Change
	2022	%	2021	%	Amount	%
Selling and marketing expenses	$380,723	8%	$133,387	10%	$247,336	185%
General and administrative expenses	4,448,342	92%	1,258,750	90%	3,189,592	253%
Total expenses	$4,829,065	100%	$1,392,137	100%	$3,436,928	247%

Selling and marketing expenses

Selling and marketing expenses increased by 185% from $133,387 for the fiscal year ended June 30, 2021 to $380,723 in fiscal year 2022. Increased spending was mainly on sales and marketing staff recruitment and compensation due to the necessity of business development.

General and administrative expenses

General and administrative expenses increased by 253% from $1,258,750 for the fiscal year ended June 30, 2021 to $4,448,342 in fiscal year 2022. This was mainly driven by two factors: management bonus for calendar year 2021 was issued in the first quarter of fiscal year 2022; a majority of legal fee occurred in fiscal year 2021 was IPO-related, thus offset as equity-settled capital reserve, while legal fees in fiscal year 2022 were recorded as administrative expenses.

Income tax expenses

Income tax expenses amounted to $871,231 and $1,416,872 for the fiscal years ended June 30, 2022 and 2021, respectively.

The difference in income tax expense for fiscal year 2022 compared to the income tax expenses for fiscal year 2021 resulted primarily from accrued regular income tax in fiscal year 2020 and a preferential tax rate that Company’s subsidiaries were entitled.

Net income

As a result of the foregoing, our net income for the fiscal years ended June 30, 2022 and 2021, was $687,888 and $4,267,542, respectively.

Non-Current Assets

We recorded non-current assets of $13,536,444 as of June 30, 2022. The table below sets forth our non-current assets as of the dates indicated

	As of June 30,
	2022	2021
Non-current assets:
Property and equipment, net	$71,763	$48,393
Intangible assets, net	2,204,411	1,635,321
Operating right-of-use assets	461,399	194,747
Prepaid Taxes	332,022	-
Deferred tax assets	457,649	140,757
Other non-current assets	10,009,200	-
Total non-current assets	13,536,444	2,019,218

Our non-current assets increased from $2,019,218 as of June 30, 2021 to $13,536,444 as of June 30, 2022 mainly because of the following reasons:

(i)	Other non-current assets increased from $nil as of June 30, 2021 to $10,009,200 as of June 30, 2022, mainly attributable to the two entrusting development projects in the amount of $8,600,000: (a) the overall planning and design of a metaverse platform, including the layout, framework design, space architecture and role creation, NFT trading system, social interaction system, other subsystems, and technical training with New Continental Technology Inc. in the amount of $4,600,000 from February 10, 2022 to December 31, 2022; and (b) planning, designing, and developing no less than 30 NFT products with corresponding images and no less than five metaverse battle scenes with the theme of martial arts/kungfu culture and dancer/hip-hop culture with China America Culture Media Inc. in the amount of $4,000,000 from April 10, 2022 to April 9, 2023.

(ii)	Intangible assets, net, increased from $1,635,321 as of June 30, 2021 to $2,204,411 as of June 30, 2022, primarily due to a copyright license acquisition of “The Jungle of Dancers” from World Trade Technology LLC (the “Right Holder”). According to an agreement dated March 5, 2022, the Right Holder permits the PRC operating entities to develop and issue certain works as metaverse-related derivatives with the themes of “Wuxia” and “Dancer” and distribute them through offline activities and online information promotion for 10 years, starting from March 5, 2022, with total contract value of $1,300,000, in which $580,000 was accounted in non-current assets.

(iii)	Prepaid taxes increased from $nil as of June 30, 2021 to $332,022 as of June 30, 2022, due to pending deduct VAT on purchase.

(iv)	Deferred tax assets increased from $140,757 as of June 30, 2021 to $457,649 as of June 30, 2022.

(v)	Operating right-of-use assets increased from $194,747 as of June 30, 2021 to $461,399 as of June 30, 2022, mainly attributable to the office of Guangzhou Shuzhi with a lease term from January 1, 2022 to July 31, 2023.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2021 and 2020

Revenue

Our revenue for the fiscal years ended June 30, 2021 and 2020 were derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2021	%	2020	%	Amount	%
Event Hosting	$14,978,643	59%	$7,630,377	49%	$7,348,266	96%
Event Planning and Execution	9,196,773	36%	5,493,851	35%	3,702,922	67%
Brand Promotion	750,315	3%	2,241,869	14%	(1,491,554)	(67)%
Other services	600,826	2%	321,983	2%	278,843	87%
Total revenue	$25,526,557	100%	$15,688,080	100%	$9,838,477	63%

Our revenue increased by $9,838,477, or 63%, from $15,688,080 for the fiscal years ended June 30, 2020 to $25,526,557 the fiscal years ended June 30, 2021.

Event hosting revenue for the fiscal year ended June 30, 2021 was $14,978,643, an increase of 96% from $7,630,377 for the fiscal year ended June 30, 2020, primarily due to the increased number of the PRC operating entities’ live events (dance competitions, musical festivals, and promotional parties) as well as increased average sponsorship fees, and additional revenue from their new online hip-hop business, which attracted more sponsors to promote their brands in the online hip-hop videos. During the fiscal year ended June 30, 2020, the PRC operating entities hosted 29 dance competition events, 19 music festivals and promotional parties, and two online hip-hop programs, with an average event sponsorship fee of $153,140 and $114,901, and $503,098, respectively. The PRC operating entities attracted an aggregate of 127,930 hip-hop event participants and more than 100 million online hip-hop program views during the fiscal year ended June 30, 2020. During the fiscal year ended June 30, 2021, the PRC operating entities hosted 35 dance competition events, 29 music festivals and promotional parties, and four online hip-hop programs, with an average event sponsorship fee of $213,670, $125,884, and $962,391, respectively. The PRC operating entities attracted an aggregate of 159,200 hip-hop event participants and more than 314 million online hip-hop program views during the fiscal year ended June 30, 2021.

Event planning and execution revenue for the fiscal year ended June 30, 2021 was $9,196,773, an increase of 67% from $5,493,851 for the fiscal year ended June 30, 2020, primarily attributable to an increase in the number and size of the events the PRC operating entities undertook. During the fiscal year ended June 30, 2021, the PRC operating entities executed 60 events with an average planning and execution service fee of $153,280 per event, compared with 49 events executed with an average planning and execution service fee of $112,119 per event during the fiscal year ended June 30, 2020.

Brand promotion revenue for the fiscal year ended June 30, 2021 was $750,315, a decrease of 67% from $2,241,869 for the fiscal year ended June 30, 2020, due to the sluggish demand for advertising or marketing activities.

The average service prices by category of event hosting and event planning and execution for the fiscal years ended June 30, 2021 and 2020 were as follows:

For the Fiscal Year Ended June 30, 2021
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	35	$213,670	-
	Music festival and promotional party	29	$125,884	-
	Online hip-hop program	4	$962,391	-

	Event Planning and Execution	60	-	$153,280

For the Fiscal Year Ended June 30, 2020
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	29	$153,140	-
	Music festival and promotional party	19	$114,901	-
	Online hip-hop program	2	$503,098	-

	Event Planning and Execution	49	-	$112,119

Cost of revenue

Our cost of revenue for the fiscal years ended June 30, 2021 and 2020 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2021	%	2020	%	Amount	%
Event Hosting	$10,345,925	56%	$5,328,313	48%	$5,017,612	94%
Event Planning and Execution	7,553,522	41%	4,578,734	41%	2,974,788	65%
Brand Promotion	366,433	2%	1,065,000	9%	(698,567)	(66)%
Other services	36,614	1%	186,800	2%	(150,186)	(80)%
Total Cost of revenue	$18,302,494	100%	$11,158,847	100%	$7,143,647	64%

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

Gross profit and gross margin

Our gross profit for the fiscal years ended June 30, 2021 and 2020, is shown in the following table:

	For the Fiscal Years Ended June 30,						Change
	2021			2020			Amount	%
	Amount	%	GP%	Amount	%	GP %
Event Hosting	$4,632,718	64%	31%	$2,302,064	51%	30%	$2,330,654	101%
Event Planning and Execution	1,643,251	23%	18%	915,117	20%	17%	728,134	80%
Brand Promotion	383,882	5%	51%	1,176,869	26%	52%	(792,987)	(67)%
Other services	564,212	8%	94%	135,183	3%	42%	429,029	317%
Total gross profit	$7,224,063	100%	28%	$4,529,233	100%	29%	$2,694,830	59%

As a result of the foregoing, we had gross profit of $7,224,063 and $4,529,233 with gross margins of 28% and 29% for the fiscal years ended June 30, 2021 and 2020, respectively. The gross margin of event hosting increased slightly from 30% for the fiscal year ended June 30, 2020 to 31% for the fiscal year ended June 30, 2021, primarily attributed to the higher average sponsorship fee. The overall gross margin decreased slightly to 28% for the fiscal year ended June 30, 2021, compare with 29% for the fiscal year ended June 30, 2020, primarily due to the decrease in brand promotion business with a higher gross margin.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2021 and 2020:

	For the Fiscal Years Ended June 30,				Change
	2021	%	2020	%	Amount	%
Selling and marketing expenses	$133,387	10%	$110,132	8%	$23,255	21%
General and administrative expenses	1,258,750	90%	1,256,954	92%	1,796	0%
Total expenses	$1,392,137	100%	$1,367,086	100%	$25,051	2%

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

Income tax expenses

Income tax expenses amounted to $457,005 and $1,416,872 for the fiscal years ended June 30, 2020 and 2021, respectively. The increase resulted from the increased taxable income for the fiscal year ended June 30, 2021 and decreased tax savings from some of the PRC operating entities that had been recognized as small-scale and low-profit enterprises for the fiscal year ended June 30, 2020 but no longer qualified as small-scale and low-profit enterprises for the fiscal year ended June 30, 2021.

Net income

As a result of the foregoing, our net income for the fiscal years ended June 30, 2021 and 2020, was $4,267,542 and $2,625,817, respectively.

Foreign Currency Exchange Rate Risk

The PRC operating entities’ operations are in China. Therefore, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the fiscal years ended June 30, 2022 and 2021, we had unrealized foreign currency translation loss of $nil and $nil, respectively.

Factors Affecting Our Results of Operations

The PRC operating entities’ operating results are subject to general conditions typically affecting the hip-hop industry, including changes in governmental policies and laws, uneven economic development, competition from other companies in the same industry, and increases in operating costs and expenses due to inflation and other factors such as an unusual large-scale epidemic which prevents the PRC operating entities from hosting live events and concerts and providing related services. Unfavorable changes in any of these general conditions could negatively affect the PRC operating entities’ events undertaking and otherwise adversely affect their results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC operating entities’ business and operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The markets in which we operate are highly competitive,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The PRC operating entities depend on the success of live entertainment events, which are inherently susceptible to risks, and their exposure to such risks is potentially heightened as a result of the nature of entertainment events and the fan experiences they seek to create.”

While the PRC operating entities’ business is influenced by general factors affecting their industry, their operating results are more directly affected by company-specific factors, including the following key factors:

●	their ability to retain the existing clients and increase new clients;

●	their ability to maintain and enhance the recognition of their brands; and

●	their ability to protect and develop their intellectual property.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If the PRC operating entities are unable to retain the existing clients for their Event Planning and Execution and Brand Promotion businesses, our results of operations will be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—In their Event Hosting business, the PRC operating entities primarily generate revenue from sponsorship. If they fail to attract more sponsors to their concerts, hip-hop events, and online hip-hop programs, or if sponsors are less willing to sponsor them, their revenue may be adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The PRC operating entities’ business depends on the continued success of their brands, and if they fail to maintain and enhance the recognition of their brands, they may face difficulty increasing their network of partners and clients, and their reputation and operating results may be harmed,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The PRC operating entities could be adversely affected by a failure to protect their intellectual property or the intellectual property of their partners.”

COVID-19 Affecting Our Results of Operations

The COVID-19 pandemic has, since its initial outbreak, affected our business and results of operations in different ways. The COVID-19 situations improved in China after the first quarter of 2020, but the ultimate impacts of the pandemic are highly uncertain and subject to change, even though conditions have been gradually improving.

Variations of the COVID-19 virus, including notably the Omicron variant, have caused new outbreaks in China and across the world. For example, the recent resurgence of the Omicron variant in China since the beginning of 2022 resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak. This caused disruptions to varying degrees to normal business activities in China. In 2022, the PRC operating entities postponed most of their Move It campaigns until July 2022 and their other dance competition events, music festivals, and promotional parties also had delays. In addition, some of the PRC operating entities’ clients reduced their budget for offline marketing events, which negatively affected the PRC operating entities’ event hosting and event planning and execution businesses.

The PRC operating entities have taken precautionary measures in line with government guidelines to minimize the risks of the COVID-19 to their employees, and to ease the impact of the COVID-19 pandemic on their normal business operations. The pandemic situation across China has been gradually improving with major cities resuming normal social and economic activities from recent lockdowns.

The extent to which the COVID-19 pandemic may continue to impact our business will depend on future developments, which are highly uncertain and unpredictable, such as the duration of the pandemic, the effectiveness of travel restrictions and other measures to contain the outbreak, and its impact, such as social distancing, quarantines and lockdowns.

As of June 30, 2022, our cash and cash equivalents were $14,396,032. Our principal sources of liquidity have been cash generated from our operating activities. We believe this level of liquidity, coupled with our existing cash balance and strong monetization capabilities, is sufficient to allow us to successfully weather adverse changes and economic downturns during an extended period of uncertainty caused by the COVID-19 pandemic.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended June 30, 2022, 2021, and 2020

As of June 30, 2022, we had cash and cash equivalents of $14,396,032, a total working capital of $40,740,173, and we had several short-term bank borrowings amounting to $3,433,810. For the fiscal year ended June 30, 2022, we had a negative cash flow of $19,365,046 in operating activities, compared with the negative cash flow of $4,037,332 for the fiscal year ended June 30, 2021.

The cash outflow of $19,365,046 in operating activities for the fiscal year ended June 30, 2022 was primarily due to an increase in long-term deferred expenses amounting to $1,078,979 an increase in other long-term assets amounting to $8,930,221, a decrease in advances to suppliers amounting to $7,542,591, and a decrease in accounts receivable of $3,001,954. Accounts receivable are a significant component of our working capital. The PRC operating entities usually extend to their customers credit terms of around 180 days after they successfully provide services, which is indicated by the customers’ acknowledgement of completion of the events, activities, or brand solutions by providing the PRC operating entities with completion confirmation forms, resulting in accounts receivable.

However, the turnover days for accounts receivable were negatively impact by the COVID-19 pandemic. The operation conditions of most of the PRC operating entities’ clients were adversely affected by the COVID-19 pandemic and some of their clients were unable to pay on schedule. In order to help certain major clients, who had good credit and long-term relationships with the PRC operating entities, overcome difficulties caused by the COVID-19 pandemic, the PRC operating entities agreed to extend their payment deadlines and negotiated with them to reach different extension periods. The turnover days for accounts receivable for the fiscal years ended June 30, 2022 and 2021 were 293 days and 291 days, respectively, which was calculated as the average of the beginning and ending balance of the accounts receivable for the fiscal year ended June 30, divided by our revenue during that period, multiplied by 360 days. The timeline of the PRC operating entities’ collection can be influenced by economic environment, market liquidity, customers’ financial conditions, and their collection effort.

The PRC operating entities have accrued additional allowances on those accounts receivable that we believe are unlikely to be collected. As of October 14, 2022, we had managed to collect a total of $19,482,932, or 76.29%, out of the accounts receivable balance of $25,537,236 as of June 30, 2021. For the remaining accounts receivable that were aged over the PRC operating entities’ normal credit terms, the PRC operating entities evaluated the credit conditions of the related customers and they are continuing their efforts to collect the accounts receivable. We believe the PRC operating entities should be able to collect those accounts receivable as scheduled. The PRC operating entities will closely monitor the collection progress and assess periodically if any additional allowance on their outstanding accounts receivable is necessary.

For the fiscal year ended June 30, 2022, our principal source of cash came from the PRC operating entities’ operational income and bank loans. Most of our cash resources were used to pay for the services received from third parties, rental expenses, and payroll. On July 2, 2021, we obtained the proceeds from initial public offering, amounting to $34,839,398, representing payment in full to our Company of the purchase price for 6,200,000 shares in the aggregate amount of $37,200,000 less underwriting discounts and expenses. As of October 31, 2021, we had $33,457,012 cash in bank. Accordingly, we believe we have sufficient cash to fund our operations for at least the next 12 months from the date of this annual report.

The following table provides the information about our working capital as of June 30, 2022 and 2021:

	As of		Change
	June 30,	June 30,
	2022	2021	Amount	%
Current assets	$50,831,524	$32,410,117	$18,421,407	57%
Current liabilities	10,091,351	13,324,105	(3,232,754)	(24)%
Working capital	$40,740,173	$19,086,012	$21,654,161	113%

As of June 30, 2022, we had working capital of $40,740,173, an increase of $21,654,161, or 113%, from $19,086,012 as of June 30, 2021.

As of June 30, 2022, our total current assets amounted to $50,831,524, which primarily included $14,396,032 in cash, $26,278,634 in accounts receivable, $9,351,431 in advances to suppliers, and $805,427 in other current assets. Our total current liabilities were $10,091,351 as of June 30, 2022, which primarily included $3,433,810 in short-term bank loans, $4,697,267 in tax payable, $966,822 in accounts payable, $358,311 in current portion of long-term loans, $149,296 in due to a related party, $229,209 in accrued liabilities and other payables, $208,926 in operating lease liability-current, and $47,710 in deferred revenue.

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

Cash and cash equivalent

As of June 30, 2022, we had cash of $14,396,032, an increase of $13,076,055 from $1,319,977 as of June 30, 2021, mainly from financing activities.

The following table summarizes our cash flows for the fiscal year ended June 30, 2022, 2021, and 2020:

	For the Fiscal Years Ended June 30
	2022	2021	2020
Net cash provided by (used in) operating activities	$(19,365,046)	$(4,037,332)	$(2,604,829)
Net cash (used in) provided by investing activities	(802,733)	-	3,261
Net cash provided by financing activities	33,058,932	3,950,823	3,265,133
Effect of exchange rate fluctuation on cash	184,902	47,349	40,083
Net increase (decrease) in cash	$13,076,055	$(39,160)	$703,648

Cash flow used in operating activities

Net cash used in operating activities was $19,365,046 during the fiscal year ended June 30, 2022, compared with net cash used in operating activities was $4,037,332 during the fiscal year ended June 30, 2021, and net cash used in operating activities of $2,604,829 during the fiscal year ended June 30, 2020.

For the fiscal year ended June 30, 2022, net cash used in operating activities was $19,365,046, mainly derived from a decrease in other non-current assets of $10,050,789, a decrease in advance to suppliers of $7,542,591, an increase in taxes payable of $295,333, and a decrease in deferred revenue of $1,599,990.

For the fiscal year ended June 30, 2021, net cash used in operating activities was $4,037,332, mainly derived from an increase in accounts receivable of $9,259,862 in line with the increase of revenue and the negative influence of the COVID-19 pandemic, offset by a net income of $4,267,542, an increase of taxes payable of $1,592,715 due to delayed payment in income tax payable, and a decrease in advances to suppliers in the amount of $1,440,794 because the PRC operating entities reduced investment in new online programs as the existing programs were expected to bring sustained revenue stream for a long period of time.

For the fiscal year ended June 30, 2020, net cash used in operating activities was $2,604,829, mainly caused by an increase of accounts receivable of $5,672,992 because some clients failed to pay the PRC operating entities in time due to the negative impact on their operations and liquidity caused by the COVID-19 pandemic, and an increase of advance to suppliers of $2,531,334 since the PRC operating entities made prepayments for the development of online hip-hop programs and other service fees; partially offset by the net income of $2,625,817, an increase of deferred revenue of $1,762,730 because of the factoring against an ongoing project in exchange for advance collection, and an increase of tax payable of $721,743, because delayed payment in income tax payable.

Cash flow used in investing activities

For the fiscal year ended June 30, 2022, net cash used in investing activities was $802,733, which consisted of purchasing property and equipment.

For the fiscal year ended June 30, 2021, there was no cash flow used in investing activities.

For the fiscal year ended June 30, 2020, net cash provided by investing activities was $3,261, which consisted of proceeds from disposal of property and equipment.

Cash flow provided by financing activities

For the fiscal year ended June 30, 2022, net cash provided by financing activities was $33,058,932, consisting of proceeds from bank loans in the amount of $3,188,019, contribution from shareholders in the amount of $33,630,162, and payment for deferred offering costs of $1,197,380, offset by the repayments of bank loans in the amount of $4,956,629.

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

Contractual Obligations

Lease Commitments

The PRC operating entities entered into one lease for office spaces located at Xiamen City in China, and the amortization of right-of-use assets charged to operations under operating lease for the fiscal years ended June 30, 2022 and 2021, amounted to $84,552 and $107,139, respectively.

As of June 30, 2022, the future minimum rent payable under the non-cancelable operating lease were:

For the fiscal years ended June 30,	Rental amount
2023	$343,008
2024	170,699
Thereafter	102,728
Total lease payments	$616,435

Off-Balance Sheet Arrangements

As of June 30, 2022 and 2021, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2021 to June 30, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Impairment of long-lived assets

In accordance with ASC Topic 360, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. We did not record any impairment charge for the fiscal years ended June 30, 2022, 2021, and 2020.

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

The PRC operating entities mainly generate revenue from event hosting, event planning and execution, and marketing, which includes brand promotion and other services.

Event hosting - The PRC operating entities regularly host live concerts and hip-hop events, and operate hip-hop related online programs. The portfolio of hip-hop events includes a stage play, dance competitions, cultural and musical festivals, and promotional parties. The PRC operating entities started to operate online hip-hop programs since 2020. The portfolio of online hip-hop programs includes street dance tutorial programs, collections of street dance performances videos, and collections of short music videos on trendy shoes and clothes related to hip-hop culture. The PRC operating entities generate revenue from concerts, hip-hop events, and online hip-hop programs by providing sponsorship packages to advertisers in exchange for sponsorship fees or by selling tickets for those concerts.

Event planning and execution - The PRC operating entities provide customized event planning and execution services upon requests from their customers, which services generally entail design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation, and generate revenue through service fees.

Brand promotion - The PRC operating entities provide brand promotion services, including trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions for service fees.

Other services - The PRC operating entities sell digital collections, provide music recording services to a corporate client and SaaS software services to hip-hop dance training institutions for service fees, and distribute advertisements for corporate customers for service fees.

The PRC operating entities account for a contract of event hosting, event planning and execution, or brand promotion when they have legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, activity, qualified online program or video, or brand solution, and the contract price is fixed. Contract terms typically include a customary requirement for payment within 180 days after the PRC operating entities successfully provide services, which is indicated by the customer’s signed acknowledgement of completion on such event, activity, online program, or brand solution by providing the PRC operating entities with completion confirmation forms.

For event hosting, event planning and execution, and brand promotion, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by the customer’s acknowledgement of completion on such event, activity, online program or video, or brand solution, as the customer neither simultaneously receives and consumes the benefits provided by the PRC operating entities’ performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the PRC operating entities perform. Event hosting, event planning and execution, and brand promotion projects are generally short term, which usually take less than three months.

For digital collections, the PRC operating entities sell digital collections through its own digital collection sales platform. After the customer purchases the digital collection issued on the platform and the digital collection is delivered to the customer, the revenue is recognized.

For music recording service, revenue is recognized at a point of time when services are successfully provided which is indicated by customer’s acknowledgement of completion on the recording.

For SaaS software services, revenue is recognized after the completion of the service provision. The PRC operating entities reach an annual framework service contract with the customer and charges a one-time service fee. Revenue is recognized on a monthly average basis within the service period.

For distribution of advertisements, the PRC operating entities satisfy their performance obligation over time by measuring the progress based on time elapsed, as the customer simultaneously receives and consumes the benefit of service provided, during the period of time when the advertisement is displayed. Payment is usually required within 180 days after the completion of distribution.

We report revenue on a gross basis for event hosting, event planning and execution, brand promotion, and other services (except for advertisement distribution), as the PRC operating entities take risk and control of the event, activities, online program, or brand solution before they are transferred to customers. While in terms of advertisement distribution, we report revenue on a net basis since it only arranges the distribution of advertisements, instead of taking the risk and control of the distribution resources.

We apply a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as we expect, at contract inception, that the period between when the PRC operating entities transfer a promised service to a customer and when the customer pays for that service will be one year or less.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We do not believe that there was any uncertain tax position as of June 30, 2021 and 2022.

Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We have adopted ASU 2016-13 since July 1, 2021, the impact of which on our consolidated financial statements was immaterial.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments are effective for all entities within their scope, which excludes not-for-profit entities and employee benefit plans, for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendment is permitted. We adopted ASU No. 2021-10 effective January 1, 2022. The adoption of this standard did not have a material impact on our consolidated financial statements.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 3rd Floor, No. 168, Fengqi Road, Jimei District, Xiamen City, Fujian Province, the PRC.

Name	Age	Position(s)
Zhuoqin Huang	44	Chief Executive Officer, Director, and Chairman of the Board of Directors
Weiyi Lin	45	Vice President and Director
Renrong Zhu	44	Chief Financial Officer
Christopher Kohler	42	Independent Director
Douglas Menelly	47	Independent Director
Xiaolin Hu	62	Independent Director

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

Ms. Renrong Zhu has been our chief financial officer since December 2021. Prior to joining our Company, Mr. Zhu served as the chief financial officer, secretary, and vice president of Xiamen For-Win Technology Co., Ltd. (NEEQ: 836460), a Chinese company engaged in intellectual property-related services, from July 2015 to November 2021, the general manager of Xiamen Macquarie Investment Management Co., Ltd. from January 2013 to June 2015, and the assistant general manager and General Manager of Shanghai Meilai Investment Management Co., Ltd. from June 2009 to December 2012. Mr. Zhu is a member of the Chinese Institute of Certified Public Accountants and received his bachelor’s degree in Taxation from Jimei University in 2001.

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

B. Compensation

For the fiscal year ended June 30, 2022, we paid an aggregate of $350,539 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%
Directors and Executive Officers(1):
Zhuoqin Huang(2)	—	—	5,763,077	100%	68.81%
Weiyi Lin(3)	233,000	1.27%	—	—	0.40%
Renrong Zhu	—	—	—	—	—
Christopher Kohler	—	—	—	—	—
Douglas Menelly	—	—	—	—	—
Xiaolin Hu	—	—	—	—	—
All directors and executive officers as a group (six individuals):	233,000	1.27%	5,763,077	100%	69.21%

5% Shareholders:
Joya Enterprises Limited(2)	—	—	5,763,077	100%	68.81%
China Young Group Limited(4)	2,180,000	11.92%	—	—	3.72%
Bofeng Holdings Limited(5)	1,007,700	5.51%	—	—	1.72%
Sense Venture International Limited(6)	1,007,700	5.51%	—	—	1.72%
Lingyun Wu(7)	936,923	5.12%	—	—	1.60%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to seven votes per one Class B Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is 3rd Floor, No. 168, Fengqi Road, Jimei District, Xiamen City, Fujian Province, the PRC.

(2)	Represents 5,763,077 Class B Ordinary Shares held by Joya Enterprises Limited, a British Virgin Islands company, which is 100% owned by Zhuoqin Huang. The registered address of Joya Enterprises Limited is Mandar House, 3rd Floor, P.O. Box 2196, Johnson’s Ghut, Tortola, VG1110, British Virgin Islands.

(3)	Represents 233,000 Class A Ordinary Shares held by Victory Quest Industries Limited, a British Virgin Islands company, which is 100% owned by Weiyi Lin. The registered address of Victory Quest Industries Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	Represents 2,180,000 Class A Ordinary Shares held by China Young Group Limited, a Hong Kong company, which is 100% owned by Jianfeng Liu, as reported in a Schedule 13G jointly filed by China Young Group Limited and Jianfeng Liu on February 11, 2022. The registered address of China Young Group Limited is Unit 04, 7/F, Bright Way Tower, No. 33 Mong Kok Road, Kowloon, Hong Kong.

(5)	Represents 1,007,700 Class A Ordinary Shares held by Bofeng Holdings Limited, a British Virgin Islands company, which is 100% owned by Chunxiao Cui, as reported in a Schedule 13G jointly filed by Bofeng Holdings Limited and Chunxiao Cui on February 11, 2022. The registered address of Bofeng Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(6)	Represents 1,007,700 Class A Ordinary Shares held by Sense Venture International Limited, a British Virgin Islands company, which is 100% owned by Xiayu Cui, as reported in a Schedule 13G jointly filed by Sense Venture International Limited and Xiayu Cui on February 11, 2022. The registered address of Sense Venture International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(7)	Represents the Class A Ordinary Shares held by Lingyun Wu, as reported in a Schedule 13G filed by Lingyun Wu on February 11, 2022.

As of the date of this annual report, approximately 94.60% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company) and none of our issued and outstanding Class B Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The VIE Agreements

See “Item 4. Information on the Company—A. History and Development of the Company—The VIE Agreements.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Zhuoqin Huang	Our chief executive officer, director, and chairman of the board of directors
Shenzhen HipHopJust Information Technology Co., Ltd.	Minority shareholder of Shenzhen Jam Box
Rongdi Zhang	Our former chief financial officer

Trademark Licensing

Our chief executive officer, Mr. Zhuoqin Huang, has licensed two trademarks, “CBC” and “潮圣,” to Xiamen Pop Culture for a term from January 1, 2020 to December 31, 2029 for free. The licensing contract will be automatically renewed for 10 years unless Mr. Huang and Xiamen Pop Culture terminated the agreement by mutual consent.

Intellectual Property Transfer

On January 19, 2022, Shenzhen HipHopJust Information Technology Co., Ltd. transferred its all software, applets, program source code, and trademarks required to operate the JamBox system indefinitely to Shenzhen Jam Box for the amount of RMB1,000,000 (equivalent to $154,909). The software transferred included JamBox store management system, JAMYO software on Android platform mobile phones, and Hip Dance Jam software on Android platform mobile phones.

Other Related Party Transactions

As of June 30, 2021, we had $225,000 due to our then chief financial officer, Ms. Rongdi Zhang, which was temporarily borrowed for working capital use and was short term in nature, non-interest bearing, and payable upon demand. It was repaid in full on November 1, 2021.

Mr. Zhuoqin Huang provided guarantees in connection with certain loans the PRC operating entities borrowed during the fiscal years ended June 30, 2022. See “Note 10—Bank Loans” of our consolidated financial statements.

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

Dividend Policy

Asset Transfers Between our Company, our Subsidiaries, and the VIE

As of the date of this annual report, our Company, our subsidiaries, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

During the fiscal years ended June 30, 2022, 2021, and 2020, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIE were as follows: in July 2020, Pop Culture Group transferred approximately $600,000 to Pop Culture HK, which in turn transferred approximately $599,000 to Heliheng; in July 2021, Pop Culture Group transferred approximately $7,081,000 of the net proceeds from our initial public offering to Pop Culture HK, which in turn transferred approximately $7,050,000 to Heliheng; and in May and June 2022, Pop Culture Group transferred approximately $3,019,000 to Pop Culture HK, which in turn transferred approximately $3,008,400 to Heliheng.

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Current PRC regulations permit our PRC subsidiaries to pay dividends to Pop Culture HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries and the PRC operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our PRC subsidiaries and the PRC operating entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares.

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

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Pop Culture HK, and our subsidiary in California, Pop Culture Global Operations Inc. Pop Culture HK will rely on the distribution of payments as dividends from (i) Shuzi Sports, (ii) Pop Investment, and (iii) Heliheng, which will rely on payments from Xiamen Pop Culture pursuant to the VIE Agreements. If Xiamen Pop Culture or its subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to its immediate holding company, Pop Culture HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Pop Culture HK intends to apply for the tax resident certificate if and when Heliheng plans to declare and pay dividends to Pop Culture HK. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from Xiamen Pop Culture to Heliheng in accordance with the VIE Agreements. For services rendered to Xiamen Pop Culture by Heliheng under the Exclusive Services Agreement, Heliheng is entitled to collect a service fee equal to 100% of the net income of Xiamen Pop Culture. Pursuant to the Exclusive Option Agreement, Heliheng may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Xiamen Pop Culture Shareholders’ shares in Xiamen Pop Culture. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The VIE Agreements may not be effective in providing control over Xiamen Pop Culture” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by PRC subsidiaries to their equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

Currently, as resident enterprises in the PRC, Heliheng and its subsidiaries as well as Xiamen Pop Culture and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 2.5% and the part between RMB1 million and 3 million is subject to a reduced rate of 5%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Pop Culture Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares or Class B Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

PFIC

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the VIE, and as a result, we are treating the VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning the VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our offerings. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our offerings) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange, or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is conducted in the PRC by the PRC operating entities, and the PRC operating entities’ books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of the PRC operating entities’ assets and results of operations, when presented in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, and we need to convert the net proceeds we receive into RMB in order to use the funds for the PRC operating entities’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for the PRC operating entities’ business.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of June 30, 2022 and 2021, $5,281,823 and $1,314,910 of our cash was maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.9%, 2.5%, and 2.9% in 2022, 2021, and 2020, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

We incurred approximately $2,360,602 in expenses in connection with our initial public offering, which included approximately $1,524,000 in underwriting discounts, approximately $414,783 in expenses paid to or for underwriters, and approximately $421,819 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $34,839,398 after deducting underwriting discounts and the offering expenses payable by us. As of September 30, 2022, we had used $10,397,200 for online content development and operation, $6,900,000 for creating works of hip-hop intellectual property, $5,756,800 for hip-hop training, and $4,341,100 for hip-hop events promotion.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2022.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of June 30, 2022, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2022. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm since April 5, 2022, and Friedman LLP, our independent registered public accounting firm before April 5, 2022, for the periods indicated.

	For the Years Ended June 30,
	2022	2021	2020
Audit fees (1)	$307,400	$300,000	$235,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	$307,400	$300,000	$235,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2021.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form 6-K filed with the SEC on April 8, 2022. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Pop Culture Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-253777) filed with the Securities and Exchange Commission on May 13, 2021)
2.3	Description of Securities (incorporate by reference to Exhibit 2.3 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 10, 2021)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.2	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.3	The Amended and Restated Exclusive Services Agreement between Heliheng and Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.4	The form of Amended and Restated Powers of Attorney granted by shareholders of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.5	The Power of Attorney granted by Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.6	The Amended and Restated Share Pledge Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.7	The Amended and Restated Exclusive Option Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)

4.8	The form of Amended and Restated Spousal Consent granted by the spouse of each individual shareholder of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.9	The Spousal Consent granted by the spouse of Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.10	English Translation of Trademark Licensing Contract between Xiamen Pop Culture and Zhuoqin Huang dated December 25, 2019 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.11	English Translation of Credit Facility Agreement between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated May 26, 2020 (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.12	English Translation of Maximum Amount Guarantee Contract between Xiamen Pop Culture and Bank of China Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.13	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated November 23, 2020 (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.14	English Translation of Working Capital Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.15	English Translation of Credit Facility Agreement between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated June 15, 2021 (incorporate by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 10, 2021)
4.16	English Translation of Short-Term Working Capital Credit Facility Agreement between Guangzhou Shuzhi and Bank of China Co., Ltd. Guangzhou Panyu Branch Office dated May 27, 2021 (incorporate by reference to Exhibit 4.20 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 10, 2021)
4.17	Employment Agreement dated December 1, 2021 by and between Pop Culture Group Co., Ltd and Renrong Zhu (incorporate by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-40543) filed with the Securities and Exchange Commission on January 6, 2022)
4.18*	English Translation of Working Capital Loan Contract between Xiamen Pop Culture and The Industrial Bank Co., Ltd. Xiamen Branch Office dated December 21, 2021
4.19*	English Translation of Occupancy Service Agreement between Xiamen Pop Culture and Qingwa Incubator Co., Ltd. dated January 25, 2022
4.20*	English Translation of Intellectual Property Rights Transfer Agreement dated January 10, 2022 by and between Shenzhen Jam Box and Shenzhen HipHopJust Information Technology Co., Ltd.
4.21*	English Translation of Loan Agreement dated September 23, 2022 by and between Guangzhou Shuzhi and the Industrial and Commercial Bank of China Guangzhou Fangcun Branch Office
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C.
15.2*	Consent of Friedman LLP
15.3*	Consent of Jincheng Tongda & Neal Law Firm
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pop Culture Group Co., Ltd

	By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: October 28, 2022

POP CULTURE GROUP CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders
Pop Culture Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pop Culture Group Co., Ltd and its subsidiaries (collectively the “Company”) as of June 30, 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for year ended June 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since April 2022.

San Mateo, California

October 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pop Culture Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Pop Culture Group Co., Ltd and subsidiaries (collectively, the “Company”) as of June 30, 2021, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2021, and the related notes and schedule (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

 /s/ Friedman LLP

We had served as the Company’s auditor since 2019 through 2022.

New York, New York

November 10, 2021

POP CULTURE GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of June 30,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$14,396,032	$1,319,977
Accounts receivable, net	26,278,634	25,537,236
Advance to suppliers	9,351,431	1,999,876
Prepaid expenses and other current assets	805,427	3,553,028
TOTAL CURRENT ASSETS	50,831,524	32,410,117
Property and equipment, net	71,763	48,393
Intangible asset, net	2,204,411	1,635,321
Operating right-of-use asset	461,399	194,747
Prepaid Taxes	332,022	-
Deferred tax assets	457,649	140,757
Other non-current assets	10,009,200	-
TOTAL ASSETS	$64,367,968	$34,429,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$3,792,121	$5,140,990
Accounts payable	966,822	1,900,883
Deferred revenue	47,710	1,648,847
Taxes payable	4,697,267	4,232,391
Due to a related party	149,296	225,000
Accrued liabilities and other payables	229,209	77,567
Operating lease liability - current	208,926	98,427
TOTAL CURRENT LIABILITIES	10,091,351	13,324,105
Long-term bank loans	1,254,087	1,672,370
Operating lease liability - non-current	250,178	104,755
TOTAL LIABILITIES	11,595,616	15,101,230

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized as of June 30, 2021 and 2022; 12,086,923 and 18,286,923 Class A ordinary shares issued and outstanding as of June 30, 2021 and 2022, respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of June 30, 2021 and 2022) *	24,050	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,158,643	6,643,118
Statutory reserve	1,499,369	1,241,573
Retained earnings	11,028,345	10,498,183
Accumulated other comprehensive (loss) income	69,019	942,822
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	52,763,985	19,328,105
Non-controlling interests	8,367	-
TOTAL SHAREHOLDERS’ EQUITY	52,772,352	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$64,367,968	$34,429,335

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (see Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	For the years ended June 30,
	2022	2021	2020
REVENUE, NET	$32,281,543	$25,526,557	$15,688,080
Cost of revenue	26,036,011	18,302,494	11,158,847
GROSS PROFIT	6,245,532	7,224,063	4,529,233

Selling and marketing	380,723	133,387	110,132
General and administrative	4,448,342	1,258,750	1,256,954
Total operating expenses	4,829,065	1,392,137	1,367,086

INCOME FROM OPERATIONS	1,416,467	5,831,926	3,162,147

Other (expenses) income:
Interest expenses, net	(235,327)	(243,458)	(125,560)
Other (expenses) income, net	377,979	95,946	46,235
Total other expenses, net	142,652	(147,512)	(79,325)

INCOME BEFORE INCOME TAX PROVISION	1,559,119	5,684,414	3,082,822

PROVISION FOR INCOME TAXES	871,231	1,416,872	457,005

NET INCOME	687,888	4,267,542	2,625,817
Less: net income attributable to non-controlling interests	(100,070)	-	189,996
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	787,958	4,267,542	2,435,821

Other comprehensive (loss) income:
Foreign currency translation adjustment	(873,803)	1,335,757	(241,839)
COMPREHENSIVE INCOME	(185,915)	5,603,299	2,383,978
Less: comprehensive income attributable to non-controlling interest	(100,070)	-	174,392
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$(85,845)	$5,603,299	$2,209,586

Net income per share
Basic and diluted	$0.04	$0.25	$0.16

Weighted average shares used in calculating net income per share *
Basic and diluted	20,950,000	17,228,698	14,881,478

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (see Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share data)

(UNAUDITED)

	Ordinary shares		Subscription	Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- Controlling	Total shareholders’
	Shares*	Amount	receivable	capital	earnings	reserve	(loss) income	Equity	Interests	Equity
Balance as of June 30, 2019	13,425,911	$13,426	$(13,426)	$2,142,518	$4,532,753	$503,640	$(141,346)	$7,037,565	$485,421	$7,522,986

Issuance of additional shares	3,359,000	3,359	(2,015)	3,671,227	-	-	-	3,672,571	145,271	3,817,842
Net income for the period	-	-	-	-	2,435,821	-	-	2,435,821	189,996	2,625,817
Appropriation of statutory reserve	-	-	-	-	(275,454)	275,454	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(226,235)	(226,235)	(15,604)	(241,839)
Balance as of June 30, 2020	16,784,911	$16,785	$(15,441)	$5,813,745	$6,693,120	$779,094	$(367,581)	$12,919,722	$805,084	$13,724,806

Shares issued for acquisition of non-controlling interests	1,065,089	1,065	-	829,373	-	-	(25,354)	805,084	(805,084)	-
Net income for the period	-	-	-	-	4,267,542	-	-	4,267,542	-	4,267,542
Appropriation of statutory reserve	-	-	-	-	(462,479)	462,479	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	1,335,757	1,335,757	-	1,335,757
Balance as of June 30, 2021	17,850,000	$17,850	$(15,441)	$6,643,118	$10,498,183	$1,241,573	$942,822	$19,328,105	$-	$19,328,105
Capital contribution from shareholders	-	-	-	-	-	-	-	-	108,437	108,437
Issuance of Class A Ordinary Shares	6,200,000	6,200	-	33,515,525	-	-	-	33,521,725	-	33,521,725
Net income for the period	-	-	-	-	787,958	-	-	787,958	(100,070)	687,888
Appropriation of statutory reserve	-	-	-	-	(257,796)	257,796	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	(873,803)	(873,803)	-	(873,803)
Balance as of June 30, 2022	24,050,000	24,050	(15,441)	40,158,643	11,028,345	1,499,369	69,019	52,763,985	8,367	52,772,352

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the years ended June 30,
	2022	2021	2020
Cash flows from operating activities:
Net Income	$687,888	$4,267,542	$2,625,817
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	1,307,518	195,187	324,345
Depreciation and amortization	310,343	243,905	233,353
Deferred tax benefit	(334,045)	(47,802)	(84,246)
Non-cash lease expense	84,552	107,139	89,977
Loss/(gain) from disposal of property and equipment	(1,237)	-	19,300
Changes in assets and liabilities:
Accounts receivable	(3,001,954)	(9,259,862)	(5,672,992)
Advance to suppliers	(7,542,591)	1,440,794	(2,531,334)
Amounts due from related parties	-	-	153,586
Prepaid expenses and other current assets	1,533,471	(1,504,345)	(44,002)
Operating lease right-of-use assets	(563,300)	-	-
Other non-current assets	(10,050,789)	268,433	(252,816)
Accounts payable	(898,452)	(1,130,593)	49,588
Deferred revenue	(1,599,990)	(275,888)	1,762,730
Taxes payable	295,333	1,592,715	721,743
Accrued liabilities and other payables	156,840	(52,007)	54,234
Due to a related party	(225,000)	225,000	-
Operating lease liability	476,367	(107,550)	(54,112)
Net cash provided by (used in) operating activities	(19,365,046)	(4,037,332)	(2,604,829)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(82,733)	-	(1,716)
Proceed from disposal of property and equipment	-	-	4,977
Purchase of intangible asset	(720,000)	-	-
Net cash (used in) provided by investing activities	(802,733)	-	3,261

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	3,433,810	6,341,729	1,838,833
Repayments of short-term bank loans	(4,956,629)	(3,472,851)	(1,981,799)
Proceeds from long-term bank loans	(245,791)	1,811,922	-
Repayments of long-term bank loans		-	-
Proceeds from issuance of shares	33,630,162	-	3,817,842
Payment for deferred offering costs	1,197,380	(729,977)	(409,743)
Net cash provided by financing activities	33,058,932	3,950,823	3,265,133

Effect of exchange rate changes	184,902	47,349	40,083

Net increase (decrease) in cash	13,076,055	(39,160)	703,648
Cash at beginning of year	1,319,977	1,359,137	655,489
Cash at end of year	$14,396,032	$1,319,977	$1,359,137

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$398,370	$34,765	$17,408
Interest expense paid	$56,733	$235,361	$126,095

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Xiamen Pop Culture Co., Ltd (“Pop Culture” or the “VIE”) was incorporated in Xiamen on March 29, 2007 under the laws of the People’s Republic of China (the “PRC” or “China”). Pop Culture hosts entertainment events and provides event planning and execution services and brand promotion services to corporate clients.

Pop Culture has six wholly-owned subsidiaries in the PRC as follows:

●	Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (formerly known as Shanghai Pudu Culture Communication Co., Ltd, “Pupu Sibo”), a company incorporated on March 30, 2017 in Shanghai, China;

●	Xiamen Pop Network Technology Co., Ltd. (“Pop Network”), a company incorporated on June 6, 2017 in Xiamen, China;

●	Guangzhou Shuzhi Culture Communication Co., Ltd. (formerly known as Zhongjing Pop (Guangzhou) Culture Media Co., Ltd., “Guangzhou Shuzhi”), a company incorporated on December 19, 2018 in Guangzhou, China;

●	Shenzhen Pop Digital Industry Development Co., Ltd. (formerly known as Shenzhen Pop Culture Co., Ltd., “Shenzhen Pop”), a company incorporated on January 17, 2020 in Shenzhen, China;

●	Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”), a company incorporated on April 14, 2022 in Beijing, China; and

●	Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”), a company incorporated on June 20, 2022 in Xiamen, China.

Xiamen Pop Sikai Interactive Technology Co., Ltd. (“Pop Sikai”), a company incorporated on August 18, 2020 in Xiamen, China, is 51% owned by Pop Network.

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

On March 30, 2020, WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively the “VIE Agreements”). The VIE Agreements are designed to provide WFOE with the power, rights, and obligations with respect to Pop Culture as set forth under the VIE Agreements. The VIE Agreements obligate WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle WFOE to receive a majority of Pop Culture’s residual returns. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Between February and May 2020, the Company and its shareholders undertook a series of corporation actions, including share issuances in February 2020, re-designation of ordinary shares of the Company into Class A and Class B ordinary shares in April 2020, and share issuances and transfers in May 2020. See “Note 14—Ordinary Shares.”

The above-mentioned transactions, including the incorporation of Pop Group, Pop HK, and WFOE, the entry into the VIE Agreements, the share issuances, share re-designation, and share transfers, were considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and WFOE, and, for accounting purposes, controls and receives the economic benefits of the business operations of Pop Culture and its subsidiaries through the VIE Agreements, which enables Pop Group to consolidate the financial results of Pop Culture and its subsidiaries in its consolidated financial statements under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and the VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Acquisition of non-controlling interest in the VIE

On February 9, 2021, the Company issued 1,065,089 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 14—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE is entitled to 100% of the net income of Pop Culture. WFOE is obliged to absorb all risk of loss from business activities of Pop Culture and entitled to receive all its residual returns. Upon the above transactions, the Company consummated the acquisition of non-controlling interest in Pop Culture, and Pop Culture does not have any non-controlling interests anymore.

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
WFOE	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Pop Culture Global Operations Inc.	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
Xiamen Pop Investment Co., Ltd.	January 25, 2022	PRC	60% owned by Heliheng; 40% owned by the VIE	Cross-border funds management
Fujian Pupu Shuzhi Sports Industry Development Co., Ltd. (“Shuzhi Sports”)	July 21, 2022	PRC	100%	Holding sports performance activities
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Pupu Sibo	March 30, 2017	PRC	100% owned by VIE	Event planning and execution
Pop Network	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Pop Sikai	August 18, 2020	PRC	51% owned by VIE	Event planning and execution
Pupu Digital	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd.	March 30, 2022	PRC	51% owned by the VIE	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd.	April 12, 2022	PRC	51% owned by the VIE	IPC License
Shenzhen Jam Box Technology Co., Ltd. (“Shenzhen Jam box”)	November 18, 2021	PRC	60% owned by the VIE	Event planning and execution
Xiamen Pop Shuzhi Culture Communication Co., Ltd.	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Fujian Shuzhi Fuxin Exhibition Co., Ltd.	May 18, 2022	PRC	51% owned by the VIE	Online and offline advertising marketing and exhibitions

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Risks in relation to the VIE structure

The Company believes that the VIE Agreements are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements. If the legal structure and the VIE Agreements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of WFOE and the VIE;

●	discontinue or restrict the operations of any related-party transactions between WFOE and the VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which WFOE and the VIE may not be able to comply;

●	require the Company or WFOE and the VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions:

	As of June 30,
	2022	2021

Total assets	$30,147,583	$33,067,159
Total liabilities	$11,110,127	$14,874,342

	For the years ended June 30,
	2022	2021	2020

Total revenue	$24,761,112	$24,871,302	$15,688,080
Net income	$1,882,512	$4,571,795	$2,944,550

Net cash used in operating activities	$(22,495,295)	$(3,310,074)	$(2,255,959)
Net cash (used in) provided by investing activities	$(82,733)	$-	$3,261
Net cash provided by financing activities	$10,463,813	$4,378,228	$1,777,271

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as a limited liability company under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE, and subsidiaries of the VIE. All inter-company transactions and balances have been eliminated upon consolidation.

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

(c) Fair value measurements

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands financial statement disclosure requirements for fair value measurements.

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(d) Cash

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of June 30, 2021 and 2022, cash balances were $1,319,977 and $14,396,032, respectively. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

Estimated Useful Life
Office equipment	3 to 5 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(i) Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended June 30, 2020, 2021, and 2022.

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

Effective July 1, 2017, the Company adopted ASC 842, Leases using a modified retrospective transition method. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. Adoption of ASC 842 resulted in the recording of operating lease ROU assets and corresponding operating lease liability as disclosed in “Note 13—Lease” and had no impact on accumulated profit as of July 1, 2017. ROU assets and related lease obligation are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The Company’s lease is classified as operating lease for the office space. Operating lease ROU assets are presented within non-current assets on the consolidated balance sheet and the operating lease liability is classified as current and non-current on the consolidated balance sheet.

(k) Value added tax (“VAT”)

The Company’s affiliated entities in the PRC, including WFOE, Pop Culture, and subsidiaries of Pop Culture, are subject to PRC VAT for providing services. The applicable VAT rate for these companies was 6% for the years ended June 30, 2020, 2021, and 2022.

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

(m) Revenue recognition

On July 1, 2017, the Company adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective approach. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

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

The Company mainly generates revenue from event hosting, event planning and execution, and brand promotion, and other services.

Event hosting - The Company regularly hosts live concerts and hip-hop events, and operates hip-hop related online programs. The portfolio of hip-hop events includes a stage play, dance competitions, cultural and musical festivals, and promotional parties. The Company started to operate online hip-hop programs since 2020. The portfolio of online hip-hop programs includes street dance tutorial programs, collections of street dance performances videos, and collections of short music videos on trendy shoes and clothes related to hip-hop culture. The Company generates revenue from concerts, hip-hop events, and online hip-hop programs by providing sponsorship packages to advertisers in exchange for sponsorship fees or by selling tickets for those concerts.

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

Other services - The Company sells digital collections to individual collectors, provides music recording services to a corporate client and Software-as-a-Service (“SaaS”) software services to hip-hop dance training institutions for service fees, and distributes advertisements for corporate customers for service fees.

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

For digital collections, the PRC operating entities sell digital collections through its own digital collection sales platform. After the customer purchases the digital collection issued on the platform and the digital collection is delivered to the customer, the revenue is recognized.

For music recording service, revenue is recognized at a point of time when services are successfully provided which is indicated by customer’s acknowledgement of completion on the recording.

For SaaS software services, revenue is recognized after the completion of the service provision. The PRC operating entities reach an annual framework service contract with the customer and charges a one-time service fee. Revenue is recognized on a monthly average basis within the service period.

For distribution of advertisements, the Company satisfies its performance obligation over time by measuring the progress based on time elapsed, as the customer simultaneously receives and consumes the benefit of service provided, during the period of time when the advertisement is displayed. Payment is usually required within 180 days after the completion of distribution.

The Company reports revenue on a gross basis for event hosting, event planning and execution, brand promotion, and other services (except for advertisement distribution), as the Company takes risk and control of the event, activities, online program, or brand solution before they are transferred to customers. While in terms of advertisement distribution, the Company reports revenue on a net basis since it only arranges the distribution of advertisements, instead of taking the risk and control of the distribution resources.

The Company applies a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised service to a customer and when the customer pays for that service will be one year or less.

The following table identifies the disaggregation of the Company’s revenue for the years ended June 30, 2022, 2021, and 2020, respectively:

	For the years ended June 30,
	2022	2021	2020
Revenue from operations:
Event hosting	$14,711,787	$14,978,643	$7,630,377
Brand promotion	8,733,764	750,315	2,241,869
Event planning and execution	8,420,328	9,196,773	5,493,851
Other services	415,664	600,826	321,983
Total revenue	$32,281,543	$25,526,557	$15,688,080

Deferred revenue

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability (deferred revenue) when the payment is made. Deferred revenue is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of June 30, 2021 and 2022, the balance of deferred revenue amounted to $1,648,847 and $47,710, respectively, and the movement of deferred revenue was as below.

Amount
June 30, 2020	$1,764,608
Addition	8,070,036
Recognized as revenue within the year ended June 30, 2021	(8,185,797)
June 30,2021	1,648,847
Addition	47,710
Recognized as revenue within the year ended June 30, 2022	(1,648,847)
June 30,2022	$47,710

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

(o) Selling and marketing costs

All costs related to selling and marketing are expensed as incurred. For the years ended June 30, 2020, 2021, and 2022, selling and marketing costs amounted to $110,132, $133,387, and $380,723 respectively.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of June 30, 2021 and 2022.

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

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2022 and 2021 were translated at RMB6.6981 to $1.00 and at RMB6.4579 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended June 30, 2022, 2021, and 2020 were RMB6.4554 to $1.00, RMB6.6228 to $1.00, and RMB7.0319 to $1.00, respectively.

(r) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (for example, convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company had no dilutive securities as of and for the years ended June 30, 2020, 2021, and 2022.

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

The Company maintains certain bank accounts in the PRC, where under the Deposit Insurance System in China, Hong Kong, and Cayman Islands. In China, a company’s deposits at one bank are insured for a maximum of RMB500,000 in the event of bank failure. In Hong Kong and Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2021 and 2022, $1,314,910 and $5,281,823 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, and $5,067 and $9,113,548 of the Company’s cash were on deposit at financial institutions in Hong Kong, respectively.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenue and accounts receivable with specific customers. For the fiscal year ended June 30, 2020, three major customers accounted for approximately 18%, 9%, and 9% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2021, three major customers accounted for approximately 23%, 12%, and 8% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2022, three major customers accounted for approximately 30%, 13%, and 7% of the Company’s total revenue, respectively. As of June 30, 2021, the top five customers accounted for 58% of net accounts receivable as of June 30, 2021, with each customer representing 16%, 15%, 10%, 9%, and 8% of the net accounts receivable balance, respectively. As of June 30, 2022, the top five customers accounted for 72% of net accounts receivable as of June 30, 2022, with each customer representing 35%, 14%, 9%, 7%, and 7%  of the net accounts receivable balance, respectively.

For the fiscal year ended June 30, 2022, the Company purchased approximately 8.59%, 7.88%, and 5.63% of its services from three major suppliers, respectively. For the fiscal year ended June 30, 2021, the Company purchased approximately 14%, 13%, and 12% of its services from three major suppliers, respectively.

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(w) Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in “Note 11—Related Party Transactions.”

(x) Non-controlling interests

A non-controlling interest in the VIE represents the portion of the equity (net assets) in the VIE that has not been pledged to WFOE, consequently not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

On February 9, 2021, the Company issued 1,065,089 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 14—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE is entitled to 100% of the net income of Pop Culture. Upon this transaction, the Company consummated the acquisition of non-controlling interest in Pop Culture, and Pop Culture no longer have any non-controlling interest.

On August 18, 2020, Pop Sikai was incorporated, 49% of which represented a non-controlling interest. Since Pop Sikai had no profit or loss during the fiscal year ended June 30, 2021, no net income or net loss was allocated to non-controlling interest.

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

3.	ACCOUNTS RECEIVABLE, NET

As of June 30, 2022 and 2021, accounts receivable consisted of the following:

	As of June 30,
	2022	2021
Accounts receivable - gross	$28,094,299	$26,101,025
Allowance for doubtful accounts	(1,815,665)	(563,789)
Accounts receivable, net	$26,278,634	$25,537,236

The Company recorded bad debt expenses of $180,408 and $1,319,925 for the years ended June 30, 2021 and 2022, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2022 and 2021, prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2022	2021
Deferred costs (1)	$783,798	$2,331,826
Deferred offering costs	-	1,197,177
Other receivables	36,559	51,912
	820,357	3,580,915
Allowance for doubtful accounts (2)	(14,930)	(27,887)
	$805,427	$3,553,028

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

As of June 30, 2022, deferred costs primarily consisted of costs paid by the Company in advance to various vendors for the events and performances to be carried out subsequently in July and December 2022.

(2)	The Company recorded bad debt expenses of $nil, $27,887, and negative $12,407 for other receivables for the years ended June 30, 2020, 2021, and 2022, respectively.

5.	PROPERTY AND EQUIPMENT

As of June 30, 2022 and 2021, property and equipment consisted of the following:

	As of June 30,
	2022	2021
Leasehold improvement	$17,394	$120,271
Office equipment	85,939	47,018
	103,333	167,289
Less: accumulated depreciation	(31,570)	(118,896)
	$71,763	$48,393

For the years ended June 30, 2020, 2021, and 2022, depreciation expenses amounted to $30,859, $28,902, and $60,600, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

6.	INTANGIBLE ASSET, NET

As of June 30, 2022 and 2021, intangible assets, net consisted of the following:

	As of June 30,
	2022	2021
Copyright licenses	$2,845,857	$2,204,928
SaaS	149,296	-
	2,995,153	2,204,928
Less: accumulated amortization	(790,742)	(569,607)
	$2,204,411	$1,635,321

Copyright licenses

The copyright license of “Move It” was acquired from a third-party production provider in November 2018 for a total cash consideration of approximately $2,086,819. The content of the copyright license includes music content, stage design, and screen design. The Company has exclusive reproduction rights, distribution rights, rental rights, and other rights in Greater China (including mainland China, Hong Kong, Macau, and Taiwan). The Company acquired only the copyright license from the seller, not the operation or equity interest of the seller. Thus, the Company determined that the acquisition constituted an acquisition of assets for financial statement purposes, rather than an acquisition of a business.

Copyright license of “The Jungle of Dancers” was acquired from an external party in March 2022 for a total cash consideration of $1,300,000. According to an agreement dated March 5, 2022, the copyright owner gave the Company authorization to use the authorized works for 10 years. The Company can make use of those works in its metaverse-related business. By June 30, 2022, part of the authorized works in the amount of $720,000 had been delivered.

SaaS Software

The SaaS software is used for the administration of hip-hop dance training institutions. The SaaS software was purchased from a related party, Shenzhen HipHopJust Information Technology Co., Ltd., in January 2022 for a total cash consideration of RMB1,000,000 (equivalent to $154,909).

For the years ended June 30, 2020, 2021, and 2022, amortization expense amounted to $202,494, $215,003, and $249,743, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2022:

2023	$260,069
2024	260,069
2025	260,069
2026	260,069
2027	260,069
Thereafter	904,066
Total	$2,204,411

7.	Other non-current assets

	As of June 30,
	2022	2021
Prepayment of developing a metaverse platform	4,597,232	-
Prepayment of developing non-fungible tokens (“NFTs”)	2,800,000	-
Prepaid consulting fees	925,933	-
Prepaid renovation expenses	886,367	-
Prepayment of copyright licenses	580,000	-
Prepaid royalties	95,798	-
Security deposit	55,425	-
Others	68,445	-
Total	$10,009,200	$-

As of June 30, 2022, other non-current assets mainly consisted of the prepayment on two development projects from third parties.

(a)	The development of a metaverse platform includes the service of platform planning, design, platform framework and related system development from February 8, 2022 to December 31, 2022 for a total cash consideration of $4,600,000.

(b)	The development of NFTs includes the service of planning, designing, and developing no less than 30 NFT products and no less than five metaverse battle scenes with the theme of martial arts and street dance from April 10, 2022 to April 9, 2023 for a total cash consideration of $4,000,000.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

8.	ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2022 and 2021, accrued liabilities and other payables consisted of the following:

	As of June 30,
	2022	2021
Payroll payables	$126,336	$60,347
Other payables	102,873	17,220
	$229,209	$77,567

9.	TAXES PAYABLE

As of June 30, 2022 and 2021, taxes payable consisted of the following:

	As of June 30,
	2022	2021
Corporate income tax (1)	$3,946,227	$3,632,709
Value-added tax (“VAT”)	746,975	585,979
Related surcharges on VAT payable	2,224	13,703
IIT	1,841	-
	$4,697,267	$4,232,391

10.	BANK LOANS

Bank loans represent the amounts due to various banks. As of June 30, 2022 and 2021, short-term and current portion of long-term bank loans consisted of the following:

a)	Summary of short-term bank loans is as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2022	2021
Short-term loans:
Industrial Bank Co., Ltd. (2)	5.00%	September 30, 2021	-	1,548,491
Xiamen International Bank (1)	8.00%	October 29, 2021	-	1,083,944
Xiamen Bank (4)	5.22%	August 10, 2021	-	309,698
Xiamen Bank (1)	5.22%	June 16, 2023	447,888	464,548
Xiamen Bank (1)	5.22%	June 16, 2023	298,592	309,698
Bank of China Ltd. (3)	4.70%	June 1, 2022	-	1,238,793
Industrial Bank Co., Ltd. (2)	4.80%	December 20, 2022	1,492,960	-
Bank of China Ltd. (3)	4.70%	June 1, 2023	1,194,370	-
Subtotal			3,433,810	4,955,172
Current portion of long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	89,579	46,454
Bank of China Ltd. (3)	4.15%	December 29,2023	209,014	108,394
Bank of China Ltd. (3)	5.10%	April 15, 2024	59,718	30,970
Total			$3,792,121	$5,140,990

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

10.	BANK LOANS-Continued

b)	Summary of long-term bank loans is as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2022	2021
Long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	$313,522	$418,093
Bank of China Ltd. (3)	4.15%	December 29, 2023	731,551	975,549
Bank of China Ltd. (3)	5.10%	April 15, 2024	209,014	278,728
Total			$1,254,087	$1,672,370

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2021 and 2022 was 5.58% and 4.86%, respectively. The effective interest rate for bank loans was approximately 7.21%, 6.26%, and 4.87% for the years ended June 30, 2020, 2021, and 2022, respectively. For the years ended June 30, 2020, 2021, and 2022, interest expenses related to bank loans amounted to $125,186, $228,806, and $266,126, respectively.

(1)	Loans from Xiamen Bank and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	On February 4, 2021, Pop Culture entered into a factoring agreement with Industrial Bank Co., Ltd. and received a total of RMB10,000,000 (equivalent to $1,548,491) on February 4, 2021 by factoring the receivables due from customers of RMB13,000,000 (equivalent to $2,013,038), for which Industrial Bank Co., Ltd. had the right of recourse to Pop Culture. The factoring was guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company. Subsequently, the loans from Industrial Bank Co., Ltd were repaid on September 17, 2021 with the collections of receivables due from customers.

(3)	Loans from Bank of China were guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company.

(4)	This loan was jointly guaranteed by Mr. Zhuoqin Huang and his spouse, and Taiping General Insurance Co., Ltd. Xiamen Branch.

(5)	On December 21, 2021, Pop Culture entered into a factoring agreement with Industrial Bank Co., Ltd. and received RMB10,000,000 (equivalent to $1,492,960) on December 21, 2021. The factoring was guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company.

11.	RELATED PARTY TRANSACTIONS

As of June 30, 2021, the Company temporarily borrowed $225,000 from the Company’s Chief Financial Officer for working capital use, which was short-term in nature, non-interest bearing, and payable upon demand. It was repaid on November 1, 2021.

On January 19, 2022, Shenzhen HipHopJust Information Technology Co., Ltd. transferred its all software, applets, program source code, and trademarks required to operate the JamBox system indefinitely to Shenzhen Jam Box for the amount of RMB1,000,000 (equivalent to $154,909). The software transferred included JamBox store management system, JAMYO software on Android platform mobile phones, and Hip Dance Jam software on Android platform mobile phones.

The Company had no other related party transactions for the years ended June 30, 2020, 2021, and 2022 except for loan guarantees for the Company provided by Mr. Zhuoqin Huang and his spouse (see “Note 10—Bank Loans”).

12.	INCOME TAXES

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

PRC

Generally, WFOE, Pop Culture, Pupu Sibo, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, and Pop Sikai, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation 2019 No. 13, which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. During the fiscal year ended June 30, 2020, Pop Network, Pupu Sibo, and Guangzhou Shuzhi were qualified as small-scale and low-profit enterprises, and during the fiscal year ended June 30, 2021, WFOE, Pupu Sibo, and Shenzhen Pop were qualified as small-scale and low-profit enterprises. The impact of the tax holidays noted above decreased current income taxes by $44,894 and $nil for the years ended June 30, 2021 and 2022, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.003 and $nil for the years ended June 30, 2021 and 2022, respectively.

i)	The components of the income tax provision were as follows:

	For the years ended June 30,
	2022	2021	2020
Current income tax provision	$1,205,276	$1,464,674	$541,251
Deferred income tax benefit	(334,045)	(47,802)	(84,246)
Total	$871,231	$1,416,872	$457,005

The following table reconciles the statutory rate to the Company’s effective tax rate for the years ended June 30, 2022, 2021, and 2020:

	For the years ended June 30,
	2022	2021	2020
China Statutory income tax rate	25.00%	25.00%	25.00%
Temporary difference	21.04%	-	-
Permanent difference	1.03%	0.71%	(2.15)%
Effect of different tax jurisdiction	8.81%	-	-
Effect of favorable tax rates on small-scale and low-profit entities	-%	(0.79)%	(8.03)%
Effective tax rate	55.88%	24.92%	14.82%

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

12.	INCOME TAXES-Continued

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of June 30, 2022 and 2021 was as follows:

	As of June 30,
	2022	2021

Deferred tax assets:
Net operating loss carry forwards	$-	$107
Allowance for doubtful accounts	457,649	140,650
Total deferred tax assets	457,649	140,757
Valuation allowance	-	-
Total deferred tax assets, net	$457,649	$140,757

13.	LEASE

Supplemental balance sheet information related to the operating lease was as follows:

	As of June 30,
	2022	2021
Right-of-use assets	$461,399	$194,747

Operating lease liabilities - current	$208,926	$98,427
Operating lease liabilities - non-current	250,178	104,755
Total operating lease liabilities	$459,104	$203,182

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2022 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	2.15
Weighted average discount rate	6.92%

During the years ended June 30, 2020, 2021, and 2022, the Company incurred total operating lease expenses of $89,977, $107,139, and $84,552, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

13.	LEASE-Continued

As of June 30, 2022, the future minimum rent payable under the non-cancelable operating lease for fiscal years ended June 30 were:

2023	$343,008
2024	170,699
Thereafter	102,728
Total lease payments	616,435
Less: imputed interest	(157,331)
Present value of lease liabilities	$459,104

14.	ORDINARY SHARES

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

14.	ORDINARY SHARES-Continued

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

On July 2, 2021, the Company closed its initial public offering of 6,200,000 Class A ordinary shares. The Class A ordinary shares were priced at $6.00 per share, and the offering was conducted on a firm commitment basis. The Company received an aggregate amount of $34,839,398 representing payment in full to the Company of the purchase price for 6,200,000 shares in the aggregate amount of $37,200,000 less underwriting discounts and expenses pursuant to the underwriting agreement dated June 30, 2021.

15.	STATUTORY RESERVE

WFOE, Pop Culture, Pupu Sibo, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, and Pop Sikai are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $2,663,330 and $2,200,124 as of June 30, 2021 and 2022, respectively. This statutory reserve is not distributable in the form of cash dividends.

For the years ended June 30, 2021 and 2022, the Company provided statutory reserve as follows:

Balance - June 30, 2020	$779,094
Appropriation to statutory reserve	462,479
Balance - June 30, 2021	1,241,573
Appropriation to statutory reserve	257,796
Balance - June 30, 2022	$1,499,369

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

16.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of June 30, 2021 and 2022, the balance of restricted net assets was $6,778,206 and $nil, respectively.

17.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2022, the Company had contractual commitments in respect of the development of NFTs that the Company is required to pay the remaining amount of $1,200,000 if the production of all works is completed by the other party and is confirmed by the Company.

18.	SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of June 30, 2022 through October 28, 2022, the date on which the consolidated financial statements were issued.

On July 21, 2022, Pop HK established a wholly owned subsidiary, Shuzhi Sports, under PRC laws and regulations. Shuzhi Sports is still in the process of exploring its business plan. As of the date of this annual report, Shuzhi Sports has not been operative, nor has it generated any revenue.

On September 23, 2022, Guangzhou Shuzhi borrowed RMB5 million (equivalent to $746,480) from the Industrial and Commercial Bank of China Guangzhou Fangcun Branch Office. The term of the loan is from September 23, 2022 to September 23, 2023, and the loan has a floating interest rate.

19.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

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

As of June 30, 2022, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of June 30,
	2022	2021
ASSETS
Cash	$9,085,082	$4,260
Advance to suppliers	-	-
Prepaid expenses and other current assets	4,250,071	679,266
TOTAL CURRENT ASSETS	13,335,153	683,526
Intangible asset, net	696,000	-
Other non-current assets	8,903,166	-
Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries	29,919,831	18,869,579
TOTAL ASSETS	52,854,150	19,553,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Due to a related party	$90,165	$225,000
TOTAL CURRENT LIABILITIES	$90,165	$225,000
TOTAL LIABILITIES	90,165	225,000

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized as of June 30, 2021 and 2022; 12,086,923 and 18,286,923 Class A ordinary shares issued and outstanding as of June 30, 2021 and 2022, respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of June 30, 2021 and 2022) *	24,050	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,158,643	6,643,118
Retained earnings	12,527,714	11,739,756
Accumulated other comprehensive (loss) income	69,019	942,822
TOTAL SHAREHOLDERS’ EQUITY	52,763,985	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$52,854,150	$19,553,105

*	Certain shares are presented on a retroactive basis to reflect the reorganization (see Note 14).

Condensed Statements of Income and Comprehensive Income

	For the years ended June 30,
	2022	2021	2020

General and administrative expenses	$1,594,856	$330,734	$318,634
Financial expenses	(11,094)	-	-
Loss from operation	1,583,762	330,734	318,634
Other income:
Share of income of subsidiaries, consolidated VIE and VIE’s subsidiaries	2,371,720	4,598,276	2,754,455

Income before income tax expense	787,958	4,267,542	2,435,821
Income tax expense	-	-	-
Net income	$787,958	$4,267,542	$2,435,821
Other Comprehensive loss
Foreign currency translation (loss) income	(873,803)	1,335,757	(226,235)
Total comprehensive income	$(85,845)	$5,603,299	$2,209,586

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Subscription	Additional paid-in	Retained	Accumulated other comprehensive	Total Shareholders’
	Shares*	Amount	receivable	capital	earnings	(loss) income	Equity

Balance as of June 30, 2019	13,425,911	$13,426	$(13,426)	$2,142,518	$5,036,393	$(141,346)	$7,037,565
Issuance of additional shares	3,359,000	3,359	(2,015)	3,671,227	-	-	3,672,571
Net income	-	-	-	-	2,435,821	-	2,435,821
Foreign currency translation adjustment	-	-	-	-	-	(226,235)	(226,235)
Balance as of June 30, 2020	16,784,911	$16,785	$(15,441)	$5,813,745	$7,472,214	$(367,581)	$12,919,722
Acquisition of Non-controlling interests	1,065,089	1,065	-	829,373	-	(25,354)	805,084
Net income for the period	-	-	-	-	4,267,542	-	4,267,542
Foreign currency translation adjustment	-	-	-	-	-	1,335,757	1,335,757
Balance as of June 30, 2021	17,850,000	$17,850	$(15,441)	$6,643,118	$11,739,756	$942,822	$19,328,105
Issuance of Class A Ordinary Shares	6,200,000	6,200	-	33,515,525	-	-	33,521,725
Net income for the period					787,958		787,958
Foreign currency translation adjustment	-	-	-	-	-	(873,803)	(873,803)
Balance as of June 30, 2022	24,050,000	24,050	(15,441)	40,158,643	12,527,714	69,019	52,763,985

Condensed Statements of Cash Flows

	For the years ended June 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(8,226,043)	$(75,805)	$(348,870)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	(11,050,252)	(600,000)	-
Purchase of intangible assets	(720,000)	-	-
Net cash used in investing activities	(11,770,252)	(600,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	33,521,725	-	1,707,893
Payment for deferred offering costs	(3,570,805)	(459,164)	(220,031)
Net cash provided by (used in) financing activities	29,950,920	(459,164)	1,487,862

Effect of exchange rate changes	(873,803)	-	237

Net increase (decrease) in cash	9,080,822	(1,134,969)	1,139,229
Cash at beginning of period	4,260	1,139,229	-
Cash at end of period	$9,085,082	$4,260	$1,139,229