Form 20-F
period 2023-06-30
Pop Culture Group Co., Ltd
filed 2023-10-31
CIK 1807389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Zhuoqin Huang, Chief Executive Officer

Telephone: + 86-592-5968189

Email: ceo@cpop.cn

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	CPOP	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 18,286,923 Class A ordinary shares, par value $0.001 per share, and 5,763,077 Class B ordinary shares, par value $0.001 per share, as of June 30, 2023 (or 1,828,693 Class A ordinary shares, par value US$0.01 per share, and 576,308 Class B ordinary shares, par value $0.01 per share, if retroactively adjusted to reflect the 10-to-1 share consolidation effected on October 26, 2023).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Pop Culture Group (defined below), par value $0.01 per share. On October 26, 2023, we effected a 10-to-1 Share Consolidation (as defined below), as a result of which the par value of Class A Ordinary Shares of the Company increased from US$0.001 per share to US$0.01 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Pop Culture Group, par value $0.01 per share. On October 26, 2023, we effected a 10-to-1 Share Consolidation, as a result of which the par value of Class B Ordinary Shares of the Company increased from US$0.001 per share to US$0.01 per share;

●	“Heliheng” are to Heliheng Culture Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Pop Culture HK (defined below);

●	“PRC operating entities” are to Xiamen Pop Culture (defined below) and its subsidiaries;

●	“Pop Culture Group,” “we,” “us,” “our Company,” or the “Company” are to Pop Culture Group Co., Ltd, an exempted company limited by shares incorporated under the laws of Cayman Islands and when describing the group’s consolidated financial information, also includes the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries;

●	“Pop Culture HK” are to Pop Culture (HK) Holding Limited, a Hong Kong corporation and wholly owned subsidiary of Pop Culture Group;

●	“PRC laws and regulations” are to the laws and regulations of mainland China;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“VIE Agreements” are to the contractual arrangements among Heliheng, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders (defined below);

●	“WFOE” are to wholly foreign-owned enterprise;

●	“Xiamen Pop Culture” or the “VIE” are to Xiamen Pop Culture Co., Ltd., a limited liability company organized under the laws of the PRC; and

●	“Xiamen Pop Culture Shareholders” are to Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Chunxiao Cui, Xiayu Cui, Junlong He, Yu Huang, Azhen Lin, and Wuyang Chen, who collectively hold 100% of the equity interests in Xiamen Pop Culture.

On October 9, 2023, we held an extraordinary meeting of shareholders (the “Meeting”), during which the shareholders approved a proposal to effect a share consolidation of each 10 ordinary shares with par value of US$0.001 each in our issued and unissued share capital into one ordinary share with par value of US$0.01 each (the “Share Consolidation”).  The Share Consolidation became effective on October 26, 2023, and the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on October 27, 2023 under the same symbol “CPOP” but under a new CUSIP number of G71700 119. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 10 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders.

Immediately following the Share Consolidation, the authorized share capital of the Company became US$50,000.00 divided into 4,400,000 Class A Ordinary Shares of par value US$0.01 each and 600,000 Class B Ordinary Shares of par value US$0.01 each.

From a Cayman Islands legal perspective, the Share Consolidation does not have any retroactive effect on our shares prior to the effective date on October 26, 2023.  However, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2023	2022	2021
At the end of the year - RMB	RMB7.2513 to $1.00	RMB6.6981 to $1.00	RMB6.4579 to $1.00
Average rate for the year - RMB	RMB6.9536 to $1.00	RMB6.4554 to $1.00	RMB6.6228 to $1.00

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in the highly-competitive hip-hop industry;

●	our capital requirements and our ability to raise any additional financing that we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the hip-hop industry;

●	the future development of the COVID-19 pandemic; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a holding company incorporated in the Cayman Islands on January 3, 2020 and not a Chinese operating company. As a holding company, we conduct most of our operations through the VIE and its subsidiaries in the PRC. As of the date of this annual report, the operations conducted by us, the Cayman holding company, include contracting third-party companies for developing metaverse platforms, operating apparel brands “Stussy” and “Fear of God” or other pop brands of the same notch or same category in mainland China, and operating live music concerts of a popular mandarin singer during 2022. For accounting purposes, we control and receive the economic benefits of the business operations of the VIE and its subsidiaries through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”), and the structure involves unique risks to investors. Our securities are securities of Pop Culture Group, the offshore holding company in the Cayman Islands, instead of securities of the VIE or its subsidiaries in the PRC. The VIE structure provides contractual exposure to foreign investment in China-based companies where PRC laws and regulations prohibit direct foreign investment in the operating companies. As a result of our use of the VIE structure, investors may never hold equity interests in the VIE or its subsidiaries.

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
60%
Xiamen Pop Investment Co., Ltd. PRC, 2022
Contractual Arrangements
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
Shanghai Pupu Sibo Sports Technology Development Co., Ltd. PRC, 2017
Guangzhou Shuzhi Culture Communication Co., Ltd. PRC, 2018
Shenzhen Pop Digital Industry Development Co., Ltd PRC, 2020
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. PRC, 2022
51%
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd.(5) PRC, 2022
100%
Xiamen Qiqin Technology Co., Ltd. PRC, 2021
100%
Xiamen Pop Shuzhi Culture Communication Co., Ltd. PRC, 2022
56%
Shenzhen Jam Box Technology Co., Ltd.(6) PRC, 2021

*	Indicates less than 1%

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares is entitled to seven votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share.

(1)	Represents 576,308 Class B Ordinary Shares indirectly held by Zhuoqin Huang, the 100% owner of Joya Enterprises Limited, as of the date of this annual report.

(2)	Represents 23,300 Class A Ordinary Shares indirectly held by Weiyi Lin, the 100% owner of Victory Quest Industries Limited, as of the date of this annual report.

(3)	Represents an aggregate of 75,509 Class A Ordinary Shares held by five shareholders of Pop Culture Group, each one of which holds less than 5% of our voting ownership interests, as of the date of this annual report.

(4)	As of the date of this annual report, Xiamen Pop Culture is held by Zhuoqin Huang as to 61.58%, Weiyi Lin as to 10.02%, Rongdi Zhang as to 9.10%, Chunxiao Cui as to 6.11%, Xiayu Cui as to 6.11%, Junlong He as to 4.42%, Yu Huang as to 2.42%, Azhen Lin as to 0.12%, and Wuyang Chen as to 0.12%, respectively, together holding 100% of the shares.

(5)	Fujian Zhongshi Communication Co., Ltd., Junpu Jiyuan (Xiamen) Digital Industry Co., Ltd., and Bo Lan, three unrelated third parties, collectively hold 49% of the equity interests in Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”).

(6)

Wanquan Yi, the legal representative and executive director of Shenzhen Pop Digital Industry Development Co., Ltd., Shenzhen HipHopJust Information Technology Co., Ltd., and Zhaowei Wu, two unrelated third parties, collectively hold 44% of the equity interests in Shenzhen Jam Box Technology Co., Ltd. (“Shenzhen Jam Box”) as 4% equity interest of Shenzhen Jam Box was transferred to Wanquan Yi from Shenzhen Pop Digital Industry Development Co., Ltd. on December 1, 2022 and declared effective by the local authority on January 11, 2023.

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

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with being based in the PRC, which could result in a material change in the PRC operating entities’ operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. On December 28, 2021, the Cyberspace Administration of China, together with 12 other governmental departments of the PRC, jointly promulgated the Measures for Cybersecurity Review (2021 version) (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. The Cybersecurity Review Measures requires that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the Cyberspace Administration of China, or the “CAC,” if it intends to be listed in foreign countries. In addition, if a critical information infrastructure operator (“CIIO”) purchases Internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. As of the date of this annual report, we, our subsidiaries, and the PRC operating entities have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, AllBright Law Offices (Xiamen) (“AllBright”), as of the date of this annual report, we are not subject to cybersecurity review with the CAC, under the Cybersecurity Review Measures, or if the Security Administration Draft, as illustrated below, is enacted as proposed, since (i) as companies that host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and brand promotion services to corporate clients, we and the PRC operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) we and the PRC operating entities currently possess personal information of a relatively small number of users in their business operations, significantly less than the one million user threshold set for a data processing operator applying for listing on a foreign exchange that may be required to pass such cybersecurity review, and they do not anticipate that they will be collecting over one million users’ personal information in the foreseeable future; and (iii) since we and the PRC operating entities are in the hip-hop industry, data processed in their business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. As our registration statement on Form F-1 was declared effective on June 29, 2021 and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. Other than the foregoing, as of the date of this annual report, according to AllBright, our PRC legal counsel, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, our subsidiaries, the VIE, and/or the VIE’s subsidiaries to obtain regulatory approval from Chinese authorities for our continued listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting a subsequent offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.”

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

Permissions Required from PRC Authorities

As of the date of this annual report, we, our PRC subsidiaries, and the PRC operating entities, (i) are not covered by additional permissions or approval requirements from any governmental agency that is required to approve the PRC operating entities’ operations, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (iii) no such permission or approval has been denied. These licenses, permissions, and approvals, which have been successfully obtained, are: (i) business licenses; (ii) the Electronic Data Interchange (“EDI”) and Internet Content Provider (“ICP”) Licenses; (iii) the Commercial Performance License; and (iv) the filing-for-record procedures before engaging in non-commercial Internet content service operations.

As advised by our PRC counsel, AllBright, as of the date of this annual report, our Company, our subsidiaries, and the PRC operating entities, (i) are not required to obtain additional permissions or approvals to operate their current business, (ii) are not required to obtain permission from the CSRC, the CAC, or any other Chinese authorities to maintain our listing status on U.S. exchange based on PRC laws and regulations currently in effect,  and (iii) have not received or were denied such permission by any Chinese authorities. However, we cannot assure you that the PRC regulatory agencies, including the CAC or the CSRC, would take the same view as we do, and there is no assurance that our PRC subsidiaries and the PRC operating entities are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If our PRC subsidiaries or the PRC operating entities (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries and the PRC operating entities are required to obtain such permissions or approvals in the future, they could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021 and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, the VIE, or the VIE’s subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Other than the foregoing, as of the date of this annual report, we are not aware of any other PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the PRC operating entities’ operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

In addition, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (United States), or the “PCAOB,” is unable to inspect our auditor for three consecutive years beginning in 2021. Our auditor, WWC, P.C., is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Class A Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

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

During the fiscal years ended June 30, 2023, 2022, and 2021, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIE were as follows: in July 2020, Pop Culture Group transferred approximately $600,000 to Pop Culture HK, which in turn transferred approximately $599,000 to Heliheng; in July 2021, Pop Culture Group transferred approximately $7,081,000 of the net proceeds from our initial public offering to Pop Culture HK, which in turn transferred approximately $7,050,000 to Heliheng; and in May and June 2022, Pop Culture Group transferred approximately $3,019,000 to Pop Culture HK, which in turn transferred approximately $3,008,400 to Heliheng; and in September 2022 and January 2023, Pop Culture Group transferred approximately $3,807,000 to Pop Culture HK. In September 2022, October 2022, November 2022, December 2022, February 2023, and April 2023, Heliheng transferred approximately $1,766,000 to Xiamen Pop Culture.

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

Selected Condensed Consolidating Financial Schedule

As a holding company, we conduct most of our operations through our subsidiaries   and the VIE and its subsidiaries in the PRC. As of the date of this annual report, the operations conducted by us, the Cayman holding company, include contracting third-party companies for developing metaverse platforms, operating apparel brands “Stussy” and “Fear of God” or other pop brands of the same notch or same category in mainland China, and operating live music concerts of a popular mandarin singer during 2022. Our subsidiaries and the VIE and its subsidiaries as of the date of this annual report are described below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation/ Acquisition	Effective Interest Held Through Equity Ownership/ Contractual Arrangements	Principal Activities
Pop Culture Group	January 3, 2020	Cayman Islands	100%	Parent Holding

Subsidiaries
Pop Culture HK	January 20, 2020	Hong Kong	100%	Investment holding
Heliheng	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Pop Culture Global Operations Inc. (“Pop Culture Global”)	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
Xiamen Pop Investment Co., Ltd. (“Pop Investment”)	January 25, 2022	PRC	60% owned by Heliheng; 40% owned by the VIE	Cross-border funds management
Fujian Pupu Shuzhi Sports Industry Development Co., Ltd. (“Shuzhi Sports”)	July 21, 2022	PRC	100%	Holding sports performance activities

VIE
Xiamen Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting

VIE’s subsidiaries
Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo”)	March 30, 2017	PRC	100% owned by the VIE	Event planning and execution
Xiamen Pop Network Technology Co., Ltd. (“Pop Network”)	June 6, 2017	PRC	100% owned by the VIE	Marketing
Guangzhou Shuzhi Culture Communication Co., Ltd. (“Guangzhou Shuzhi”)	December 19, 2018	PRC	100% owned by the VIE	Event planning and execution
Shenzhen Pop Digital Industry Development Co., Ltd. (“Shenzhen Pop”)	January 17, 2020	PRC	100% owned by the VIE	Event planning and execution
Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”)	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”)	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan	March 30, 2022	PRC	51% owned by the VIE	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd. (“Xiamen Qiqin”)	April 12, 2022	PRC	51% owned by the VIE	IPC License
Shenzhen Jam box	November 18, 2021	PRC	56% owned by the VIE	Software-as-a-Service (“SaaS”) Software Provider
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Xiamen Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions

The following tables present selected condensed consolidated financial data of Pop Culture Group and its subsidiaries and the VIE and its subsidiaries for the fiscal years ended June 30, 2023, 2022, and 2021, and balance sheet data as of June 30, 2023 and 2022.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Year Ended June 30, 2023
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$257,169	$-	$18,286,074	$-	$18,543,243
Cost of revenue	$150,000	$312,198	$21,743,860	$-	$22,206,058
Gross profit	$107,169	$(312,198)	$(3,457,786)	$-	$(3,662,815)
Service fee income	$(15,327,143)	$-	$-	$15,327,143	$-
Net income	$(25,257,696)	$(1,273,299)	$(14,053,844)	$15,327,143	$(25,257,696)
Comprehensive income	$(25,257,696)	$(2,065,384)	$(14,936,399)	$15,327,143	$(26,932,336)

	For the Fiscal Year Ended June 30, 2022
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations		Consolidated Total
Revenue	$-	$7,520,431	$24,761,112	$-		$32,281,543
Cost of revenue	$-	$6,542,201	$19,493,810	$-		$26,036,011
Gross profit	$-	$978,230	$5,267,302	$-		$6,245,532
Service fee income	$-	$-	$1,882,512	$(1,882,512	)*	$-
Net income	$(1,583,761)	$389,137	$1,882,512	$-		$687,888
Comprehensive income	$(1,583,761)	$124,256	$1,273,590	$-		$(185,915)

*	To eliminate income generated by the VIE and its subsidiaries.

	For the Fiscal Year Ended June 30, 2021
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$-	$655,255	$24,871,302	$-	$25,526,557
Cost of revenue	$-	$579,454	$17,723,040	$-	$18,302,494
Gross profit	$-	$75,801	$7,148,262	$-	$7,224,063
Service fee income	$-	$4,571,795	$-	$(4,571,795)	$-
Net (loss) income	$(330,734)	$4,598,276	$4,571,795	$(4,571,795)	$4,267,542
Comprehensive (loss) income	$(330,734)	$4,648,657	$5,857,171	$(4,571,795)	$5,603,299

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2023
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$1,095,007	$955,375	$700,928	$-	$2,751,309
Receivable from the VIE	$-	$8,403,898	$-	$(8,403,898)	$-
Total current assets	$7,882,234	$17,570,698	$15,204,680	$(8,403,898)	$32,253,714
Investments in subsidiaries and the VIE	$2,564,498	$-	$-	$(2,564,498)	$-
Total assets	$26,209,748	$7,028,174	$16,775,802	$(10,968,396)	$39,045,328
Total liabilities	$31,600	$498,970	$12,336,610	$-	$12,867,180
Total shareholders’ equity	$26,178,148	$6,529,204	$4,439,192	$(10,968,396)	$26,178,148
Total liabilities and shareholders’ equity	$26,209,748	$7,028,174	$16,775,802	$(10,968,396)	$39,045,328

	As of June 30, 2022
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$9,085,082	$1,741,047	$3,569,903	$-	$14,396,032
Receivable from the VIE	$-	$1,882,512	$-	$(1,882,512)	$-
Total current assets	$13,335,083	$10,047,766	$29,331,187	$(1,882,512)	$50,831,524
Investments in subsidiaries and the VIE	$10,700,049	$10,657,426	$-	$(21,357,475)	$-
Total assets	$33,634,367	$23,826,005	$30,147,583	$(23,239,987)	$64,367,968
Total liabilities	$90,165	$395,324	$11,110,127	$-	$11,595,616
Total shareholders’ equity	$33,544,203	$23,430,680	$19,037,456	$(23,239,987)	$52,772,352
Total liabilities and shareholders’ equity	$33,634,367	$23,826,005	$30,147,583	$(23,239,987)	$64,367,968

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended June 30, 2023
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations		Consolidated Total
Net cash used in operating activities	$(3,390,075)	$100,151	$(2,672,557)		$-	$(5,962,481)
Net used in investing activities	$(4,600,000)	$(885,824)	$(680,272)	$		$(6,166,096)
Net cash used in (provided by) financing activities	$-	$-	$683,277		$-	$683,277

	For the Fiscal Year Ended June 30, 2022
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(7,365,529)	$(8,376,329)	$4,365,662	$-	$(11,376,196)
Net used in investing activities	$(18,302,281)	$10,100,049	$(589,351)	$-	$(8,791,583)
Net cash used in (provided by) financing activities	$34,748,634	$(10,327	$(1,679,374)	$-	$33,058,932

	For the Fiscal Year Ended June 30, 2021
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(75,805)	$(651,453)	$(3,310,074)	$-	$(4,037,332)
Net used in investing activities	$(600,000)	$-	$-	$600,000	$-
Net cash used in (provided by) financing activities	$(459,164)	$(568,241)	$4,378,228	$600,000	$3,950,823

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

According to our PRC counsel, AllBright, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structure of Xiamen Pop Culture and Heliheng is currently not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the VIE Agreements is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws and regulations. Our PRC counsel, AllBright, however, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The VIE Agreements have not been tested in a court of law in the PRC as of the date of this annual report. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

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

We are a holding company incorporated in the Cayman Islands and not a Chinese operating entity. As a holding company, we conduct a substantial majority of our operations through the PRC operating entities. As of the date of this annual report, the operations conducted by us, the Cayman holding company, include contracting third-party companies for develop metaverse platforms, operating apparel brands “Stussy” and “Fear of God” or other pop brands of the same notch or same category in mainland China, and operating live music concerts of a popular mandarin singer during 2022. For accounting purposes, we control and receive the economic benefits of the PRC operating entities’ business operations through the VIE Agreements, which enables us to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements under U.S. GAAP. Our Class A Ordinary Shares are shares of our offshore holding company instead of shares of the PRC operating entities.

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

Our business is conducted through Xiamen Pop Culture, which currently is considered for accounting purposes as a VIE, and we are considered the primary beneficiary, enabling us to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements. In the event that in the future Xiamen Pop Culture would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line its financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the SEC accounting regulations must be discussed, quantified, and reconciled in financial statements for the U.S. GAAP and SEC purposes.

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

Pursuant to the VIE Agreements, most of our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by Xiamen Pop Culture. There is no assurance that Xiamen Pop Culture will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

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

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Mr. Zhuoqin Huang, our chief executive officer, director, and chairman of our board of directors and a PRC citizen, beneficially and indirectly owns 576,308 Class B Ordinary Shares, representing approximately 68.81% of the voting rights in our Company. It is uncertain, however, if these factors would be sufficient to give him control over us under the Foreign Investment Law. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Mergers & Acquisitions and Overseas Listings.”

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021, and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the PRC operating entities to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with all new regulatory requirements of the Opinions, the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all.

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

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, AllBright, neither the operations of our PRC subsidiaries, nor of the PRC operating entities, nor our offerings are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, given that our PRC subsidiaries and the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our auditor, WWC, P.C., is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees. The PRC operating entities may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to housing fund plans, the PRC operating entities may be required to pay and deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. Accordingly, if the relevant PRC authorities determine that the PRC operating entities shall make supplemental social insurance and housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected. As of the date of this annual report, however, no records of violation were found on the PRC operating entities for social insurance and/or housing fund contribution obligations.” Further, the PRC operating entities have never received any demand or order from the competent authorities. Therefore, our PRC counsel, AllBright, believes that the risk that the relevant authorities may impose regulatory penalty on the PRC operating entities for our underpayment of social insurance and housing funds is remote.

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

Our business is conducted in the PRC by the PRC operating entities, and the PRC operating entities’ books and records are maintained in RMB, which is the currency of the PRC. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of the PRC operating entities’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for the PRC operating entities’ business. Changes in the conversion rate between the U.S. dollar and the RMB will affect the amount of proceeds we will have available for the PRC operating entities’ business.

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

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

To the extent cash or assets of our business, of our subsidiaries, or of the PRC operating entities, are in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of case or assets.

Relevant PRC laws and regulations permit companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries or the PRC operating entities. As a result, in the event that any of our subsidiaries or the PRC operating entities incurs debt on their own behalf in the future, the instruments governing the debt may restrict any such entity’s ability to pay dividends or make other distributions to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.

The PRC government also imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our, our subsidiaries’, and the PRC operating entities’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the payment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Our PRC legal counsel, AllBright, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of our offerings under the M&A Rules, given that:

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

The PRC operating entities have in recent years shifted their focus from providing event planning and execution services to developing and hosting their own hip-hop events. During the fiscal years ended June 30, 2023, 2022, and 2021, revenue from the Event Hosting business accounted for 23%, 46%, and 59% of our total revenue, respectively, while revenue from the Event Planning and Execution business accounted for 22%, 26%, and 36% of our total revenue, respectively. The recent operation results of the PRC operating entities in this business may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenue, cash flows, and operating margins for the Event Hosting business. The PRC operating entities have encountered, and may continue to encounter in the future, risks, challenges, and uncertainties associated with the development of their Event Hosting business, such as adapting to the fast-evolving hip-hop ecosystem, addressing regulatory compliance and uncertainty, engaging, training, and retaining high-quality employees, and improving and expanding their hip-hop intellectual property portfolio. If the PRC operating entities do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If the PRC operating entities are unable to retain the existing clients for their Event Planning and Execution and Brand Promotion businesses, our results of operations will be materially and adversely affected.

The PRC operating entities provide event planning and execution services and brand promotion services to corporate clients primarily pursuant to service agreements with typical terms ranging from one to six months but usually less than three months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for the PRC operating entities. The PRC operating entities may not be able to accurately predict future trends in corporate client renewals, and their corporate clients’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with their services and solutions and their fees and charges, as well as factors beyond their control, such as level of competition faced by their corporate clients, their level of success in marketing efforts, and their spending levels. In particular, some of the existing corporate clients of the PRC operating entities, including Heng’an (China) Paper Industry Co., Ltd. and Xiamen Mastermind Advertising Co., Ltd., have been their clients for many years and the PRC operating entities generated a significant portion of their revenue through services provided to them.  If some of the existing corporate clients of the PRC operating entities, in particular historic corporate clients, terminate or do not renew their business relationships with the PRC operating entities, renew on less favorable terms or for fewer services and solutions, and the PRC operating entities do not acquire replacement corporate clients or otherwise grow their corporate client base, our results of operations may be materially and adversely affected.

A substantial portion of the PRC operating entities’ revenue and accounts receivable are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the PRC operating entities would likely incur substantial losses of revenue.

For the fiscal year ended June 30, 2023, three major customers, Zhejiang Liangxiao Culture Media Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., and Guangdong Hongshi Digital Media Co., Ltd., accounted for approximately 29.02% of the PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2022, three major customers, Fujian Maibo Culture Communication Co., Ltd, Guangzhou Taiji Advertising Co., Ltd., and Heng’an (China) Paper Industry Co., Ltd., accounted for approximately 29%, 12%, and 7% of the PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2021, three major customers, Xiamen Many Idea Interactive Co., Ltd., Fuzhou New Civic Culture Communication Co., Ltd., and Heng’an (China) Paper Industry Co., Ltd., accounted for approximately 23%, 12%, and 8% of the PRC operating entities’ total revenue, respectively. As of June 30, 2023, the PRC operating entities’ top five customers accounted for approximately 68.32% of their net accounts receivable balance, with each customer representing 30.88%, 18.50%, 7.16%, 6.38%, and 5.40% of the net accounts receivable balance, respectively. As of June 30, 2022, the PRC operating entities’ top five customers accounted for approximately 72% of their net accounts receivable balance, with each customer representing 35%, 14%, 9%, 7%, and 7% of the net accounts receivable balance, respectively. As of June 30, 2021, the PRC operating entities’ top five customers accounted for approximately 58% of their net accounts receivable balance, with each customer representing 16%, 15%, 10%, 9%, and 8% of the net accounts receivable balance, respectively. The PRC operating entities’ major customers may change as they adjust marketing strategies or business focus, and any material business disruption affecting their major customers or any decrease in sales to their major customers may negatively impact the PRC operating entities’ operations and cash flows if the PRC operating entities fail to increase their sales to other customers.

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

The financial condition, results of operations, and cash flows of the PRC operating entities have been adversely affected by the COVID-19 pandemic.

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

The resurgence of the Omicron variant in China since the beginning of 2022 resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak. In 2022, the PRC operating entities postponed most of their Move It campaigns until July 2022 and their other dance competition events, music festivals, and promotional parties also had delays. In addition, some of the PRC operating entities’ clients reduced their budget for offline marketing events, which negatively affected the PRC operating entities’ event hosting and event planning and execution businesses. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information—COVID-19 Affecting Our Results of Operations.” From late 2022 to early 2023, the Chinese government gradually released controls on the COVID-19 pandemic, and the PRC operating entities returned to normal operation step-by-step. Due to the COVID-19 pandemic, which lasted for approximately three years, most advertiser clients of the PRC operating entities do not have enough budget. As a result, their purchasing power, capability, and willingness to invest in advertising and marketing have decreased. Many advertiser clients have cancelled their advertising and marketing plans. In addition, the event hosting business and event planning and execution business were also greatly impacted by the COVID-19 pandemic. Therefore, the PRC operating entities’ business was still affected heavily by the COVID-19 pandemic during the fiscal year ended June 30, 2023.

The COVID-19 pandemic may continue to materially and adversely affect the PRC operating entities’ business operations and condition and operating results for the rest of calendar year 2023 and beyond, including delays in their execution of offline events, material negative impact on their total revenue, slower collection of accounts receivable, and additional allowance for doubtful accounts. The extent to which COVID-19 impacts the PRC operating entities’ results of operations in the rest of calendar year 2023 and beyond will depend on the future developments of the COVID-19 pandemic, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

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

The PRC operating entities’ business depends on services provided by, and relationships with, various third parties, including advertising companies and media companies, among others. In particular, for the fiscal year ended June 30, 2023, the PRC operating entities purchased 40.07% of their services from three major suppliers; for the fiscal year ended June 30, 2022, the PRC operating entities purchased approximately 9%, 8%, and 6% of their services from three major suppliers, respectively; and for the fiscal year ended June 30, 2021, the PRC operating entities purchased approximately 14%, 13%, and 12% of their services from three major suppliers, respectively. The failure of these parties to perform in compliance with their agreements may negatively impact the PRC operating entities’ business.

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

The PRC operating entities have significant intellectual property rights, in particular with respect to their event brands, such as, and related events, as well as their business brands, such as the Hip Hop Master brand. See also “—The PRC operating entities’ business depends on the continued success of their brands, and if they fail to maintain and enhance the recognition of their brands, they may face difficulty increasing their network of partners and clients, and their reputation and operating results may be harmed” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” The PRC operating entities regard their intellectual properties as critical to their success, and they depend, to a large extent, on their ability to develop and maintain their intellectual property rights. To do so, they rely upon a combination of trade secrets, confidential policies, nondisclosure, and other contractual arrangements and copyrights, software copyrights, trademarks, and other intellectual property laws. The PRC operating entities also make use of the intellectual property rights from partners, such as artists and music companies, to monetize the concerts they host. Despite their efforts to protect their or their partners’ intellectual property rights, the steps the PRC operating entities take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of their or their partners’ intellectual property by competitors, former employees, or other third parties.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 1,828,693 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

From the closing of our initial public offering on July 2, 2021 to October 20, 2023, the price of our Class A Ordinary Shares has ranged from $0.27 to $53.40 per share. The trading price of our Class A Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

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

We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our Class A Ordinary Shares, the delisting would adversely affect the market liquidity of our Class A Ordinary Shares and the market price of our Class A Ordinary Shares could decrease.

Our Class A Ordinary Shares are listed on the Nasdaq. In order to maintain our listing, we must meet minimum financial and other requirements, including the minimum bid price requirement of $1.00 per share for continued listing, as set forth in Nasdaq Listing Rule 5450(a)(1). On November 21, 2022, we received a letter from the Nasdaq indicating that we were not in compliance with Nasdaq Rule 5450(a)(1) (the “Bid Price Rule”), as the closing bid price for our Class A Ordinary Shares had been below $1.00 per share for the preceding 30 consecutive business days. The notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 days, or until May 16, 2023, to regain compliance with the minimum bid price requirement. On May 22, 2023, we announced that we received approval from the Nasdaq to transfer the listing of our Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. In connection with the transfer to the Nasdaq Capital Market, on May 17, 2023, Nasdaq granted us an additional 180-day period (or until November 13, 2023) to regain compliance with the requirement that the bid price of our Class A Ordinary Shares meet or exceed $1.00 per share for at least 10 consecutive business days.

On October 9, 2023, we held an extraordinary general meeting of shareholders, during which our shareholders adopted an ordinary resolution to approve a share consolidation of 10 ordinary shares with a par value of US$0.001 each in our issued and unissued share capital into one ordinary share with a par value of US$0.01, effective on such date as our board of directors shall determine (the “Share Consolidation Proposal”).

On October 12, 2023, our board of directors adopted resolutions to set the effective date of the Share Consolidation to October 26, 2023, and the Share Consolidation was reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on October 27, 2023.

There can be no assurance that we will meet the minimum bid price requirement or any other requirements in the future. The failure to maintain our listing on the Nasdaq would have an adverse effect on the market price and liquidity of our Class A Ordinary Shares. Without a Nasdaq listing, shareholders may have a difficult time getting a quote for the sale or purchase of our Class A Ordinary Shares, the sale or purchase of our Class A Ordinary Shares would likely be made more difficult, and the trading volume and liquidity of our Class A Ordinary Shares could decline. Delisting from the Nasdaq could also result in negative publicity and could make it more difficult for us to raise additional capital.

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

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, our board of directors has elected to follow our home country rules and be exempt from the requirements to obtain shareholder approval for (1) shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company under the Nasdaq Listing Rule 5635(a), (2) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company under Nasdaq Listing Rule 5635(b), (3) shareholder approval for share incentive plans under the Nasdaq Listing Rule 5635(c), and (4) the issuance of 20% or more of our outstanding ordinary shares under the Nasdaq Listing Rule 5635(d).

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirement. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, we do not have any independent directors and we are still looking for independent director candidates. Therefore, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

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

Our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC Consequences.”

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to seven votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Mr. Zhuoqin Huang, our chief executive officer and chairman, indirectly holds 576,308, or 100% of our issued Class B Ordinary Shares, representing approximately 68.81% of the voting rights in our Company. As a result, until such time as his collective voting power is below 50%, Mr. Huang as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the fiscal year ended June 30, 2023, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of U.S. GAAP and SEC reporting rules. See “Item 15. Controls and Procedures— Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of June 30, 2023. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

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

On January 25, 2022, Heliheng and Xiamen Pop Culture established a subsidiary, Pop Investment, under PRC laws and regulations. Heliheng holds 60% equity interests in Pop Investment and Xiamen Pop Culture holds 40%. Pop Investment plans to engage in cross-border funds management for our Company. As of the date of this annual report, Pop Investment has not been operative, nor has it generated any revenue.

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

On May 18, 2022, Guangzhou Shuzhi established a subsidiary, Fujian Shuzhi, under PRC laws and regulations. Guangzhou Shuzhi holds 51% equity interests in Fujian Shuzhi. Fujian Shuzhi was engaged in online and offline marketing and exhibitions. On October 7, 2023, Fujian Shuzhi was dissolved.

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

On December 1,2022, Pop Digital transferred 4% of the equity interests it held in Shenzhen Jam Box to Wanquan Yi, the legal representative and executive director of Shenzhen Pop Digital Industry Development Co., Ltd., for a consideration of RMB200,000 (approximately $27,333). The equity transfer was declared effective by the local authority on January 11, 2023.

In May 2023, we received approval from the Nasdaq to transfer the listing of our Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since May 18, 2023, and prior to that were listed on the Nasdaq Global Market from June 30, 2021 to May 17, 2023, both under the symbol “CPOP.”

On June 27, 2023, Pop Sikai was dissolved.

On October 9, 2023, we held an extraordinary general meeting of shareholders, during which our shareholders adopted an ordinary resolution to approve a share consolidation of 10 ordinary shares with a par value of US$0.001 each in our issued and unissued share capital into one ordinary share with a par value of US$0.01, effective on such date as our board of directors of the Company shall determine.

On October 12, 2023, our board of directors adopted resolutions to set the effective date of the Share Consolidation to October 26, 2023, and the Share Consolidation was reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on October 27, 2023.

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

Overview

With the values of hip-hop culture at their core and the younger generation as their primary target audience, the PRC operating entities host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and brand promotion services to corporate clients, including online marketing and promotion, trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions for service fees to corporate clients. They seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

The PRC operating entities have in recent years focused on developing and hosting their own hip-hop events. The PRC operating entities own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties that feature live hip-hop performances in karaoke bars or amusement parks to promote hip-hop culture, and they cooperate with music companies and artists to host various concerts in China; starting from March 2020, the PRC operating entities have been developing and operating hip-hop related online programs (collectively, “Event Hosting”). The PRC operating entities’ hip-hop events generated an aggregate attendance of 269,000, 203,233, and 159,200 during the fiscal years ended June 30, 2023, 2022, and 2021, respectively, and their online hip-hop programs generated over 790 million, 210 million, and 314 million views during the fiscal years ended June 30, 2023, 2022, and 2021, respectively. The PRC operating entities generate revenue from their Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts.

The PRC operating entities help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Their services feature significant hip-hop elements and cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the fiscal years ended June 30, 2023, 2022, and 2021, the PRC operating entities served 31, 21, and 24 clients in 87, 56, and 59 events with respect to event planning and execution, respectively.

The PRC operating entities provide brand promotion services, such as online marketing and promotion, trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions, to corporate clients for service fees (“Brand Promotion”).

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

For the fiscal years ended June 30, 2023, 2022, and 2021, we had total revenue of $18,543,243, $32,281,543, and $25,526,557, and net income of negative $25,257,696, $687,891, and $4,267,542, respectively. Revenue derived from the Event Hosting business accounted for 23%, 46%, and 59% of our total revenue for those fiscal years, respectively. Revenue derived from the Event Planning and Execution business accounted for 22%, 26%, and 36% of our total revenue for those fiscal years, respectively. Revenue derived from the Brand Promotion business accounted for 53%, 27%, and 3% of our total revenue for those fiscal years, respectively. Revenue derived from the Other Services accounted for 2%, 1%, and 2% of our total revenue for those fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for the PRC operating entities’ success and differentiate them from their competitors:

An Extensive Portfolio of Iconic Hip-Hop Events

The PRC operating entities have a large pool of creative talents within their companies who incubate original hip-hop event ideas. Over the years, the PRC operating entities have developed an extensive portfolio of iconic hip-hop events, including, without limitation: China Battle Championships, an annual street dance competition with a 13-year history; Move It, the first street dance stage play in China; Cross-Strait Hip-Hop Culture Festival, an annual cultural festival focusing on hip-hop culture, with support from Department of Culture and Department of Education of Fujian Province; Hip-Hop Party and Popcity Music Festival, a series of hip-hop music events in Fujian Province; and Mini Master and Super Hip-Hop Dream, street dance events to promote street dance and hip-hop culture among kids and teenagers. For details on the PRC operating entities’ hip-hop events and related intellectual property, see “—The Business Model—Event Hosting—Representative Hip-Hop Events” and “—Intellectual Property.” These events have been well received by the audience and generated sponsorship fees from a large number of sponsors.

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

A Strong and Loyal Corporate Client Base

The PRC operating entities’ brand name and reputation have enabled them to develop and retain a strong and loyal corporate client base for their Event Planning and Execution and Brand Promotion businesses. The PRC operating entities’ corporate client base mainly covers industries such as consumer goods, advertising and marketing, and media. From the start of the PRC operating entities’ operations in 2007 to June 2023, the PRC operating entities had provided event planning and execution and brand promotion services to an aggregate of 442 corporate clients, of which 200 were returning clients to whom we provided services more than once. Our corporate clients include, to name a few, Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Xiamen Mastermind Advertising Co., Ltd., Fujian Yunbang Culture Communication Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd., Guangzhou President Enterprise Co., Ltd., Hongxing Erke Group, and Blue Hat Integrative Entertainment Technology.

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

The Business Model

The PRC operating entities generate revenue from the following principal businesses:

●	Event Hosting. The PRC operating entities’ Event Hosting business is built around their portfolio of hip-hop intellectual property and strong cooperation with artists and music companies. The PRC operating entities host concerts and hip-hop related events, including a stage play, three dance competitions, two cultural and musical festivals, and two promotional parties, and create hip-hop related online programs. The PRC operating entities generally organize, operate, and monetize these concerts, hip-hop events, and online hip-hop programs themselves, and derive revenue mainly through sponsorship fees provided by advertisers at those events and ticket sales.

●	Event Planning and Execution. The PRC operating entities’ Event Planning and Execution business is primarily built upon their deep understanding of the preferences of the younger generation, extensive event planning capabilities, and strong connections within the events industry. Instead of carrying out the execution of events themselves, the PRC operating entities typically engage third-party service providers to do so, allowing them to focus their time and energy on the general planning of events and coordination among the various parties at a specific event. To ensure the quality of execution services provided by third-party service providers, the PRC operating entities adopt a standard process of quality control, consisting of selection, inspection, and review.

●	Brand Promotion. The PRC operating entities’ Brand Promotion business including online marketing and promotion, trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions for service fees. It focuses on maximizing the potential of their experience in the marketing industry and their long-term relationship with advertising companies by assisting their clients in the creation and promotion of brands, especially among the younger generation.

●	Other Services. The PRC operating entities cooperate with third-party advertising companies to distribute advertisements for their clients. In addition, the PRC operating entities expanded their business into digital collection sales, music-recording services, and SaaS software services in the fiscal year ended June 30, 2022.

The following table presents our revenue and gross profit for the fiscal years ended June 30, 2023, 2022, and 2021. See also “Item 5. Operating and Financial Review and Prospects—A. Results of Operations.”

	Revenue			Gross Profit
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,
	2023	2022	2021	2023	2022	2021
Event Hosting	$4,348,303	$14,711,787	$14,978,643	$(4,886,768)	$4,857,791	$4,632,718
Brand Promotion	9,650,274	8,733,764	750,315	227,178	7,375,724	383,882
Event Planning and Execution	4,132,477	8,420,328	9,196,773	708,871	1,088,317	1,643,251
Other services	412,189	415,664	600,826	287,904	(7,076,300)	564,212
Total	$18,543,243	$32,281,543	$25,526,557	$(3,662,815)	$6,245,532	$7,224,063

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

The PRC operating entities primarily monetize these concerts, hip-hop events, and online hip-hop programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and tickets to advertisers in exchange for sponsorship fees, and by selling tickets for those concerts. Revenue from the PRC operating entities’ Event Hosting business was $4,348,303, $14,711,787, and $14,978,643 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively, which accounted for 24%, 46%, and 59% of our total revenue for those fiscal years, respectively.

During the fiscal years ended June 30, 2023, 2022, and 2021, the PRC operating entities hosted hip-hop events in 19, 18, and 22 cities in China, respectively. The following table sets out the key performance indicators for the PRC operating entities’ Event Hosting business for the fiscal years indicated:

	Fiscal Years Ended June 30,
	2023	2022	2021
Hip-Hop Events (#)	87	58	64
Hip-Hop Event Participants (#)	269,000	203,223	159,200
Online Hip-Hop Programs (#)	16	16	16
Online Hip-Hop Program Views (#)	790,927,173	209,810,000	314,000,000

Representative Hip-Hop Events

The following chart summarizes the PRC operating entities’ representative events in the Event Hosting business during the fiscal years ended June 30, 2023, 2022, and 2021:

●	Move It (一起跃动街舞舞台剧). See “—Case Study—Move It” below.

●	China Battle Championships (CBC街舞冠军赛, “CBC”). CBC is an annual street dance competition the PRC operating entities have organized since 2010. In the competition, contestants compete in different types of dance, such as breaking, popping, teenager freestyle, and group dance. During the 2021 CBC, 4,800 contestants participated in the competitions held online and in six cities. During the 2022 CBC, the competition was held in 10 cities within China. Around 6,080 contestants participated in the competition and the PRC operating entities invited Klash from Egypt to be judge, and Fryrock from Russia to be a contestant. As of the date of this annual report, the 2023 CBC is still ongoing. The PRC operating entities invited Klash from Egypt, Rice Ball and Ibuky from Japan, and Poppin C from France to be referees. Currently, competitions of the regular season of 12 leagues in 12 provinces or cities within China have completed. The PRC operating entities are organizing post-season competitions and the final round.

●	Cross-Strait Hip-Hop Culture Festival (海峡两岸潮流文化节, “CHCF”). CHCF is an annual cultural festival focusing on hip-hop culture and communication between teenagers of Mainland China and Taiwan. The PRC operating entities have been co-hosting CHCF since its establishment in 2017. Representative activities during the cultural festival include teenager street dance competitions, hip-hop industry forums, and hip-hop art exhibitions. The PRC operating entities held the 2021 CHCF in December 2021, which attracted approximately 12,050 participants. CHCF was not held in 2022 due to the COVID-19 pandemic. The PRC operating entities are still in the process of negotiating with sponsors for the 2023 CHCF. The event time is not determined yet.

●	Hip-Hop Party (嗨趴). Hip-Hop Party is a series of promotional parties in karaoke bars the PRC operating entities held in since 2019 to promote hip-hop culture and our brand. In 2021, the PRC operating entities held 23 promotional parties in three cities of Fujian Province, attracting a total attendance of approximately 23,600. In 2022, the PRC operating entities held 28 promotional parties in two cities of Fujian Province, attracting a total attendance of approximately 28,000. In 2023, due to the impact of the COVID-19 pandemic, there have been no performances of Hip-Hop Party as of the date of this annual report.

●	Popcity Music Festival (潮圣音乐节). Popcity Music Festival is a hip-hop music festival the PRC operating entities held in Xiamen in since 2019. During the event, famous disc jockeys and masters of ceremonies, street dancers, rappers, and noticeable local bands performed together with students and teachers of Hip Hop Master, a street dance school in Xiamen. The event attracted an attendance of approximately 5,000 in 2021 and 2022. Popcity Music Festival was not held in 2023 due to the impact of the COVID-19 pandemic.

●	Mini Master (街舞萌主展演). Mini Master is a street dance exhibition and performance the PRC operating entities held in Xiamen in since 2019. The PRC operating entities designed the event to promote street dance and hip-hop culture among kids. Major activities of the event included street dance competitions for kids and exhibitions of derivatives of hip-hop intellectual property. The event attracted an attendance of approximately 400, 3,000, and 5,000, in fiscal 2021, 2022, and 2023, respectively.

●	Super Hip-Hop Dream (SHD超级街舞梦想营). Super Hip-Hop Dream is a series of street dance events focusing on teenagers the PRC operating entities held annually since 2017. The 2021 events lasted nine days and were held in nine different cities in Fujian Province; the 2022 events lasted nine days in nine different cities in Fujian Province; and the 2023 events lasted only one day and was held in one city in Hainan Province. Major activities of the events included teenager street dance competitions, hip-hop classes, and hip-hop training camps. The events attracted an attendance of approximately 3,343, 2,980, and 2,000 in fiscal 2021, 2022, and 2023, respectively.

Case Study—Move It

Move it is a two-hour long street dance stage play, the first of its kind in China, produced in cooperation with Masters Production, a German third-party production company, and several U.S. directors, including Angel Feliciano, Amen Ra “Bam Bam” Valentine, SamO, and Garrick Footman. In 2021, performances of Move It ran in 14 cities in China, attracting a total attendance of approximately 63,400. In 2022, performances of Move It ran in 10 cities in China, attracting a total attendance of approximately 63,400. In 2023, due to the impact of the COVID-19 pandemic, there have been no performances of Move It as of the date of this annual report.

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

The PRC operating entities were unable to conduct most performances normally in 2023 due to the impact of the COVID-19 pandemic.  Currently, the Company is unable to predict the revenue generated by these performances for the period until December 31, 2024.  In the future, we will closely monitor the market trend, and resume these performances after COVID-19 related measures are lifted in China.

Concerts

The PRC operating entities enter into performance agreements with artists or music companies, pursuant to which the PRC operating entities pay performance fees and arrange for the execution of concerts, in exchange for the right to ticket sales revenue and to sponsorship revenue for such concerts. Instead of selling concert tickets directly to fans, the PRC operating entities typically sell them through third parties, such as ticketing platforms, media companies, and marketing companies, or include them as part of the sponsorship packages provided to advertisers. The price of these concert tickets is generally between $26 and $188. During the fiscal years ended June 30, 2023, 2022, and 2021, due to the impact of the COVID-19 pandemic, the PRC operating entities did not hold any concert and had no ticket sales revenue.

Online Hip-Hop Programs

The PRC operating entities have created 16 online hip-hop programs since March 2020, some of which are Hip-Hop Master (街舞大狮兄), Popping Master (Popping大师), Top Dance Show (TDS街舞达人现场), China Battle Championships (CBC街舞冠军赛), and Pop Trendy Shoes (Pop潮履). Hip-Hop Master is an online street dance tutorial program and consists of 64 episodes of one-minute short music videos that teach beginner street dance moves, tips, and tricks. Popping Master, Top Dance Show, and China Battle Championships are collections of street dance performance videos from hip-hop events the PRC operating entities hosted in recent years, showcasing the talents of hip-hop dancers and fans who participated in the PRC operating entities’ street dance competitions and other hip-hop events. Pop Trendy Shoes is a collection of short music videos on trendy shoes related to hip-hop culture. Starting from March 2020, the PRC operating entities have distributed these short music videos on popular video sharing platforms in China, such as TikTok, Kuaishou, iQiyi, Xiaohongshu, and Xigua Video, and these videos had collectively generated over 790,927,173 views as of June 30, 2023. The PRC operating entities monetize these online hip-hop programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and the right to use related images and videos in exchange for sponsorship fees.

Sponsors and Sponsorship Packages

Advertisers that sponsor the PRC operating entities’ concerts, hip-hop events, and online hip-hop programs include consumer goods companies, advertising and marketing companies, and media companies. During the fiscal years ended June 30, 2023, 2022, and 2021, the PRC operating entities received sponsorship fees from 10, 19, and 13 sponsors in an aggregate amount of $385,076, $12,566,224, and $14,978,643, respectively. The price of the PRC operating entities’ sponsorship packages ranges from approximately $174,273 to $1,549,091.

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

Event Hosting Team

As of June 30, 2023, the PRC operating entities had 16 employees dedicated to the Event Hosting business, including two managers, six designers, and eight event planners. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

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

Revenue from the PRC operating entities’ Event Planning and Execution business was $4,132,477, $8,420,328, and $9,196,773 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively, which accounted for 22%, 26%, and 36% of our total revenue for those fiscal years, respectively.

The following table sets out the key performance indicators for the PRC operating entities’ Event Planning and Execution business as of the fiscal years indicated.

	Fiscal Years Ended June 30,
	2023	2022	2021
Events (#)	93	58	59
Clients (#)	31	22	24

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

Clients

Clients of the PRC operating entities’ event planning and execution services include advertising and media service providers, industry associations, and companies in a wide range of industries such as consumer goods, real estate, tourism, entertainment, technology, e-commerce, education, and sports. The PRC operating entities had 0, two, and 0 client that accounted for more than 10% of our annual revenue for the fiscal years ended June 30, 2023, 2022, and 2021, respectively. The PRC operating entities’ repeat customers, among others, include Heng’an (China) Paper Industry Co., Ltd., Xiamen Many Idea Interactive Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd., and Fujian Yunbang Culture Communication Co., Ltd.

For the fiscal year ended June 30, 2023, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Guangzhou Taiji Advertising Co., Ltd.	$1,286,087	6.94%
2	Guangzhou Blue Door Digital Marketing Consultants Ltd.	$1,096,630	5.91%
3	Fujian Yunbang Culture Communication Co., Ltd.	$760,838	4.10%
4	Fujian Tourism Co., Ltd.	$252,341	1.36%
5	Beijing Weimeng Chuangke Network Technology Co., Ltd.	$169,235	0.91%
	Total	$3,565,131	19.22%

For the fiscal year ended June 30, 2022, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Fuzhou Maibo Culture Communication Co., Ltd.	$9,448,035	30.08%
2	Guangzhou Taiji Advertising Co., Ltd.	$3,972,851	12.65%
3	Heng’an (China) Paper Industry Co., Ltd.	$2,321,099	7.39%
4	Lianzhang Meida Co., Ltd.	$2,192,119	6.98%
5	Xiamen Many Idea Interactive Co.,Ltd	$1,950,986	6.21%
	Total	$19,885,090	63.31%

For the fiscal year ended June 30, 2021, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Fuzhou Xinsiyu Culture Communication Co., Ltd.	$1,904,513	7.46%
2	Heng’an (China) Paper Industry Co., Ltd.	$1,781,433	6.98%
3	Guangzhou Taiji Advertising Co., Ltd.	$1,659,504	6.50%
4	Fujian Yunbang Culture Communication Co., Ltd.	$1,565,205	6.13%
5	Shanghai Chenrong Culture Development Co., Ltd.	$655,255	2.57%
	Total	$7,565,910	29.64%

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

Representative Events

Most of the events the PRC operating entities plan and execute for corporate clients are marketing events with an emphasis on the younger generation, such as university students and young professionals. The following charts summarize the PRC operating entities’ top 10 events in terms of contract amount in the Event Planning and Execution business during the fiscal years ended June 30, 2023, 2022, and 2021.

Representative Events for the Fiscal Year Ended June 30, 2023

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
04/2022 to 10/2022	Guangzhou Blue Door Digital Marketing Consultants Ltd.	Online	2022 Dongfeng Fengshen Private Domain Position Virtual Community Development and Operation Service Project	$464,111	Development and operation services, video shooting

04/2022 to 12/2022	Guangzhou Blue Door Digital Marketing Consultants Ltd.	Online	2022 Dongfeng Fengshen Private Domain Position Virtual Community Development and Operation Service Project	$431,142	Data analysis, marketing strategy plans

06/2022 to 07/2022	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou Conghua	2022 Guangqi Honda ZR-V professional media test drive project	$333,640	Activity planning, on-site construction, and implementation

05/2023 to 05/2023	Fujian Yunbang Culture Communication Co., Ltd.	Fuzhou	Changle Xiasha Music Festival	$302,002	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Guangzhou Taiji Advertising Co., Ltd.	Ningbo	2022 Guangqi Honda ZR-V professional media test drive project	$245,916	Activity planning, on-site construction, and implementation

12/2022	Fujian Yunbang Culture Communication Co., Ltd.	Fuzhou	The first Fukujiu High-quality Development Summit	$221,468	Activity planning, on-site construction, and implementation

09/2022	Fujian Tourism Co., Ltd.	Xiamen	The 22nd CIFIT Fujian Pavilion Design and Decoration Exhibition	$204,584	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Guangzhou Taiji Advertising Co., Ltd.	Xiamen	2022 Guangqi Honda HEV professional media test drive event	$201,335	Activity planning, on-site construction, and implementation

10/2022 to 10/2022	Guangzhou Taiji Advertising Co., Ltd.	Zhuhai	2022 Guangqi Honda's all-new Binzhi professional media test drive	$194,144	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Fujian Yunbang Culture Communication Co., Ltd.	Jianou	The first "China Wuyi" bamboo industry high-quality development summit event	$191,555	Activity planning, on-site construction, and implementation

Representative Events for the Fiscal Year Ended June 30, 2022

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
05/2021 to 07/2021	Heng’an (China) Paper Industry Co., Ltd.	Guangzhou, Changsha, Chengdu, Xi’an, Hangzhou, Wuhan, Zhengzhou, and Shenyang	The Seventh Mind Act Upon Mind Paper Fashion College Music Gathering	$2,467,841	Offline promotion and activity planning and implementation

04/2021 to 12/2021	Guangzhou Taiji Advertising Co., Ltd.	Sanya, Guiyang, Shanghai, Guangzhou, and Shenzhen	The BMW South Regional Conference in 2021	$3,253,090	On-site event management and event planning and execution

06/2021	Shanghai Chenrong Culture Development Co., Ltd.	Inner Mongolia	2021 Hard bones live house	$712,582	Activity planning, on-site construction, and implementation

06/2021	Shanghai Chenrong Culture Development Co., Ltd.	Hangzhou	2021 Xuan Heavy Music Festival 2021	$681,600	Activity planning, on-site construction, and implementation

01/2022	Beijing One Day Times Culture Communication Co., Ltd.	Xiamen	Xiamen International Racing Children’s Kart Car Competition	$487,964	Activity planning, on-site construction, and implementation; online promotion and publicity

12/2021 to 01/2022	Quanzhou Shanda Ruixing Culture Technology Co., Ltd.	Zhengzhou	2021 Excellence kids bcba kids basketball game	$326,858	Activity planning, on-site construction, and implementation; online promotion and publicity

05/2022	Guangzhou Taiji Advertising Co., Ltd.	Beijing and Guangzhou	2022 Guangqi Honda e: NP1 professional media test drive	$232,364	Activity planning, on-site construction, and implementation

10/2021	Guangzhou Taiji Advertising Co., Ltd.	Suzhou	Guangqi Honda Accord Volkswagen media test drive	$193,791	Activity planning, on-site construction, and implementation

10/2021 to 11/2021	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Shanghai	Fujian Exhibition Hall of the Fourth China International Import Expo in 2021	$185,891	Activity planning, on-site construction, and implementation; online promotion and publicity

09/2021 to 10/2021	Guangzhou Taiji Advertising Co., Ltd.	Shanghai and Beijing	2021 Crown Road Space Transformation experience	$164,978	Activity planning, on-site construction, and implementation

Representative Events for the Fiscal Year Ended June 30, 2021

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
04/2021 to 12/2021	Guangzhou Taiji Advertising Co., Ltd.	Sanya, Hainan	2021 BMW Southern Region Meeting	$3,170,864	Event planning, reception, coordination with third parties, media services, and venue design and decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering	$1,065,502	Offline event planning and execution, including pre-event marketing in 50 colleges and universities in China, applications, eight city-level competitions, and finals and concerts in the southern and northern divisions

09/2020	Shanghai Chenrong Culture Development Co., Ltd.	Guangzhou, Zhenjiang, Wuchuan	2020 Huahe Nanguo Mingyuan Stars Carnival	$655,255	Event execution, coordination with third-party performers, reception, event material production, stage building, and venue decoration

03/2021	Fujian Yunbang Culture Communication Co., Ltd.	Zhuhai, Guangdong	“Song of Qin’ao” City Concert	$612,521	Event execution, coordination with third-party performers, reception, event material production, stage building, and venue decoration

05/2021	Fujian Yunbang Culture Communication Co., Ltd.	Jian’ou, Fujian	The 3rd China Bamboo Shoot and Bamboo Industry (Jian’ou) Summit Forum	$427,340	Event planning, coordination with third parties, reception, event material production, media services, stage building, and venue decoration

04/2021	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Fuzhou, Fujian	The Fourth Digital China Summit China Mobile Exhibition Area Planning	$398,851	Event planning, coordination with third parties, reception, event material production, media services, stage building, and venue decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering – Stars Attending the Finals	$386,814	Reception for stars attending the finals

10/2020 to 12/2020	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Fuzhou, Fujian	2020 China Mobile Fuzhou Promotional Activities	$330,476	Event material design and production, stage design and building, and venue decoration

10/2020 to 12/2020	Heng’an (China) Paper Industry Co., Ltd.	Shenyang, Hangzhou, Wuhan, Xi’an, Xiamen, Guangzhou, Chongqing, and Changsha	The Sixth Mind Act Upon Mind Paper Fashion College Music Gathering – Coaches Related	$317,901	Reception for coaches of the event

11/2020	Fuzhou Maibo Culture Communication Co., Ltd.	Xiamen, Fujian	Huaqiao University 60 Year Anniversary Alumni Reunion	$296,289	Event planning, reception, coordination with third parties, media services, and venue design and decoration

Event Planning and Execution Team and Third-Party Service Providers

As of June 30, 2023, the PRC operating entities had 28 employees dedicated to the Event Planning and Execution business, including four event planners, 10 creative staff, eight operational staff, and six customer service agents. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

Third-party service providers the PRC operating entities regularly cooperate with include event venue providers, entertainment performance companies, electronic equipment providers, event material producers, event carpentry service providers, security service providers, general event execution service providers, and advertising companies. During the fiscal years ended June 30, 2023, 2022, and 2021, the PRC operating entities cooperated with 4, 20 and 16 third-party service providers on 21, 30 and 52 events, respectively.

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

Brand Promotion

Corporate clients seek the PRC operating entities’ brand promotion services because of their rich experience in organizing brand promotion campaigns, particularly among the younger generation. The PRC operating entities enter into service agreements with their brand promotion clients, and provide different brand promotion solutions depending on their specific needs, target markets, and potential customers. If a company does not currently have a brand, the PRC operating entities systematically create a brand that fits its products and core value; if a company already has an established brand but wants to enter a new business or market, the PRC operating entities work with the company to add new elements to its brand, making it more attractive and memorable to the target customers. As of June 30, 2023, the PRC operating entities had five employees dedicated to the Brand Promotion business.

Clients of the PRC operating entities’ Brand Promotion business are typically consumer goods companies and advertising and media service providers, including Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd, Fujian Yunbang Culture Communication Co., Ltd., and Xiamen Chengda Sihai Culture Communication Co., Ltd. The PRC operating entities provided brand promotion services to four, 24, and 16 clients during the fiscal years ended June 30, 2023, 2022, and 2021 respectively. Revenue from the PRC operating entities’ Brand Promotion business was $9,650,273, $8,733,764, and $750,315 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively, which accounted for 52%, 27%, and 3% of our total revenue for those fiscal years, respectively.

The following are some of the brand promotion services the PRC operating entities offer:

●

Online marketing and promotion. The PRC operating entities provide integrated marketing and promotion services to clients, such as providing marketing plans to clients, integrating online resources of marketing and promotion, and purchasing resources of flows.

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

Other Services

The PRC operating entities provide other services, including digital collection sales, music recording services, SaaS software services, and advertisement distribution. Revenue from the PRC operating entities’ other services was $412,189, $415,664, and $600,826 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively, which accounted for 2%, 1%, and 2% of our total revenue for those fiscal years, respectively.

Digital Collection Sales

Since May 2022, the PRC operating entities have been selling digital collections through its own digital collection sales platform. The digital collections are developed based on intellectual properties of the PRC operating entities and intellectual properties licensed from third parties, including themes of street dance and “wuxia,” which is a genre of Chinese fiction concerning the adventures of martial artists in ancient China. The operating entities have engaged third parties to develop the digital collection sales platform and NFT products. In fiscal 2023, there was $1,460 of revenue generated from the segment. Only sporadic revenue was generated prior to fiscal 2023. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Results of Operations for the Fiscal Years Ended June 30, 2023 and 2022—Non-Current Assets.”

Music Recording Services

The PRC operating entities recorded songs and made short music videos for a corporate client for its marketing purposes between September 8, 2021 and January 5, 2022 and received $350,886 in service fees for the fiscal year ended June 30, 2022. In fiscal 2023, the PRC operating entities generated no such revenue.

SaaS Software Services

On November 18, 2021, the PRC operating entities and two unrelated third parties incorporated Shenzhen Jam Box. Shenzhen Jam Box provides SaaS software, JamBox, and the related value-added services to hip-hop dance training institutions in China and collects service fees. Hip-hop dance training institutions can use JamBox to manage their students, lessons, and contracts; and students of these institutions can use JamBox to browse information of the institutions, sign up for lessons and manage lessons they have signed up for, and keep track of their learning progress. As of the date of this annual report, Shenzhen Jam Box have entered into agreements with more than 960 hip-hop dance campuses, which have more than 155,000 students.

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

Employees

The PRC operating entities had 67, 87, and 40 full-time employees as of June 30, 2023, 2022, and 2021, respectively. The following table sets forth the number of their full-time employees as of June 30, 2023:

Function:	Number
Management	3
Sales Center Management	7
Brand Marketing Department	20
Hip-Hop Department	21
Performance Department	1
Support Center	13
Office of the General Manager	2
Total	67

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

Facilities

Our principal executive offices are located in Xiamen, Fujian, China, where Xiamen Pop Culture leases an office in Xiamen from an independent third party with an area of approximately 434 square meters, with a lease term of one year from January 20, 2023 to January 19, 2024 and a monthly rent of RMB12,154 (approximately $1,676).

Guangzhou Shuzhi leases an office in Guangzhou from an independent third party with an area of approximately 71 square meters, with a lease term of two years from August 1, 2022 to August 1, 2024 and a monthly rent of RMB5000 (approximately $690). Guangzhou Shuzhi purchased the building in October 2022, and terminated the lease agreement.

Pop Network leases an office in Xiamen from an independent third party with an area of approximately 501 square meters, with a lease term of one year from March 21, 2023 to March 20, 2024 and a monthly rent of RMB12,523 (approximately $1,727).

Shenzhen Pop leases an office in Shenzhen from an independent third party with an area of approximately 294 square meters, with a lease term of three year from March 9, 2022 to March 8, 2025 and a monthly rent of RMB38,408 (approximately $5,297).

Pupu Digital leases an office in Xiamen from an independent third party with an area of approximately 930 square meters, with a lease term of one year from March 21, 2023 to March 20, 2024 and a monthly rent of RMB27,888 (approximately $3,846).

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

Xiamen Pop Culture has licensed trademarks,” “,” “嘻哈大师,” and “嘻哈大狮,” non-exclusively to Xiamen Hip Hop Master Education Services Co., Ltd. for a term from January 1, 2020 to December 31, 2029 for a total consideration of RMB6.6 million (approximately US$0.9 million), which are to be paid in installments over the 10 years.

In addition, as of the date of this annual report, the PRC operating entities have registered 12 domain names relating to their business, 42 software copyrights, and 17 literature work copyrights in the PRC.

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

The administrative regulations set certain content requirements for commercial performances in China. Any commercial performance is prohibited to, among other things, endanger national security, impair national interests, incite ethnic hatred, disturb social order, undermine social morality or national excellent cultural tradition, propagate obscenity, superstition, or violence, insult or defame others, or infringe other lawful rights and interests of other people. Where a commercial performance contains any of the preceding content, the hosting entity shall take immediate measures to prevent such performance from performing and report to governmental authorities. Failure to stop the performance may lead to an imposition of a penalty, which may include warnings and a fine in the amount of RMB50,000 (approximately $7,328) to RMB100,000 (approximately $14,655). Failure to stop the performance may lead to an imposition of a penalty on the performance venue operating entity and the host, which may include warnings and a fine in the amount of RMB50,000 (approximately $7,328) to RMB100,000 (approximately $14,655). Failure to report to the authorities, the hosting entity may be subject to certain penalties, including warnings, and a fine of RMB5,000 (approximately $733) to RMB10,000 (approximately $1,466).

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

Regulations on Advertising Business

The State Administration for Market Regulation (formerly known as the State Administration of Industry and Commerce, the “SAMR”) is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the PRC, promulgated by the SCNPC, on October 27, 1994 and most recently amended on April 29, 2021 and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.

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

As of the date of this annual report, the PRC operating entities have registered 59 copyrights in the PRC.

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

As of the date of this annual report, the PRC operating entities have registered 73 trademarks in the PRC.

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

As of the date of this annual report, the PRC operating entities are the registered holder of 14 domain names in the PRC.

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

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law, which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019. Under the EIT Law and relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied to these enterprises. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income generated from inside the PRC. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Inclusive Tax Deduction and Exemption Policies for Small and Micro-Sized Enterprises, or “MOF and SAT Notice 13,” from January 1, 2019 to December 31, 2021, an enterprise qualifies as a small-scale and low-profit enterprise if it does not conduct business in a restricted or prohibited industry and it meets the following conditions: (1) having no more than RMB3,000,000 (approximately $439,800) in annual taxable income; (2) having no more than 300 employees; and (3) having no more than RMB50,000,000 (approximately $7,330,000) in total assets. MOF and SAT Notice 13 also provides an enterprise income tax rate of 5% on a small-scale and low-profit enterprise’s annual taxable income that is less than RMB1,000,000 (approximately $146,600) and an enterprise income tax rate of 10% on the enterprise’s annual taxable income more than RMB1,000,000 (approximately $146,600) but less than RMB3,000,000 (approximately $439,800). As of June 30, 2023, WFOE, Xiamen Pop Culture, and Guangzhou Shuzhi were subject to enterprise income tax at the rate of 25%, and the rest of our PRC subsidiaries and the PRC operating entities were subject to preferential tax rates because they were recognized as small-scale and low-profit enterprises.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by MOF on December 25, 1993, and were recently amended on October 28, 2011 (together with the VAT Regulations, the “VAT Law”). On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or “MOF and SAT Circular 32.” On March 20, 2019, MOF, SAT, and General Administration of Customs, or “GAC,” jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, which became effective on April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are taxpayers of VAT. The VAT rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. As of June 30, 2023, Shenzhen Pop, Shenzhen Jam Box, Pop Sikai, Zhongpu Shuyuan, Pop Investment, Fujian Shuzhi, Hualiu Digital and Xiamen Qiqin were subject to the VAT rate of 3% because of their small-scale taxpayer status, and the rest of our PRC subsidiaries and the PRC operating entities were subject to VAT at the rate of 6% for services provided.

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

Our PRC counsel, AllBright, has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of our initial public offering because: (i) Heliheng was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective the VIE Agreements as a type of acquisition transaction falling under the M&A Rules. Notwithstanding the above opinion, our PRC counsel, AllBright, has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The approval of the CSRC may be required in connection with our offerings under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings.”

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures establish a list outlining the circumstances where a PRC enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings that: (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities if necessary before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a PRC enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity. Our application for listing in Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Measures, nor do we need to go through the review such as security review or clearance approval from relevant authorities.

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

Based on the foregoing, as our registration statement on Form F-1 was declared effective on June 29, 2021 and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection, and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIE and its subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future.

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

A. Operating Results

Results of Operations for the Fiscal Years Ended June 30, 2023, 2022, and 2021

	For the Fiscal Years Ended June 30,
	2023	2022	2021
REVENUE, NET	$18,543,243	$32,281,543	$25,526,557
Cost of revenue	22,206,058	26,036,011	18,302,494
GROSS PROFIT	(3,662,815)	6,245,532	7,224,063

Selling and marketing	4,646,875	380,723	133,387
General and administrative	6,308,898	4,448,342	1,258,750
Impairment	1,109,194	-	-
Research and development Expenses	8,694,836	-	-
Total operating expenses	20,759,803	4,829,065	1,392,137

INCOME FROM OPERATIONS	(24,422,618)	1,416,467	5,831,926

Other (expenses) income:
Interest expenses, net	(216,558)	(235,327)	(243,458)
Other (expenses) income, net	56,044	377,979	95,946
Total other expenses, net	(160,514)	142,652)	(147,512)

INCOME BEFORE INCOME TAX PROVISION	(24,583,132)	1,559,119	5,684,414

Provision for income taxes	674,564	871,231	1,416,872

NET INCOME	(25,257,696)	687,888	4,267,542

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2023 and 2022

Revenue

Our revenue for the fiscal years ended June 30, 2023 and 2022 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	Amount	%
Event Hosting	$4,348,303	23.5%	$14,711,787	45.6%	$(10,363,484)	(70.4)%
Brand Promotion	9,650,274	52.0%	8,733,764	27.1%	916,509	10.5%
Event Planning and Execution	4,132,477	22.3%	8,420,328	26.1%	(4,287,851)	(50.9)%
Other Services	412,189	2.2%	415,664	1.2%	(3,475)	(0.8)%
Total revenue	$18,543,243	100.0%	$32,281,543	100.0%	$(13,738,300)	(42.6)%

Total revenue decreased by $13.74 million, or 43%, from $32.28 million for the fiscal year ended June 30, 2022 to $18.54 million for the fiscal year ended June 30, 2023.

Revenue of event hosting decreased by $10.36 million, or 70%, comparing with last year as 2022 Popcity Music Festival, 2022 Mini Master, 2022 Super Hip-Hop Dream and 2022 China Battle Championships failed to generate enough sponsorship income due to impact of the COVID-19 pandemic. Revenue of event planning and execution decreased by $4.29 million, or 51%, comparing with last year mainly also due to the impact of the COVID-19 pandemic. Revenue of brand promotion increased by $0.92 million, or 10%, comparing with last year.

The average service prices by category of event hosting and event planning and execution for the fiscal years ended June 30, 2023 and 2022 were as follows:

For the Fiscal Year Ended June 30, 2023
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	29	$135,076	-
	Music festival and promotional party	1	$250,000	-
	Online hip-hop program	-	$-	-

	Event Planning and Execution	93		4,132,480

For the Fiscal Year Ended June 30, 2022
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	28	$328,555	-
	Music festival and promotional party	30	$858,211	-
	Online hip-hop program	2	$518,799	-

Cost of revenue

Our cost of revenue for the fiscal years ended June 30, 2023 and 2022 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	Amount	%
Event Hosting	$9,235,071	41.6%	$11,083,284	42.6%	$(1,848,213)	(16.7)%
Brand Promotion	9,423,096	42.4%	7,091,705	27.2%	2,331,391	32.9%
Event Planning and Execution	3,423,606	15.4%	7,539,494	29.0%	(4,115,888)	(54.6)%
Other Services	124,285	0.6%	321,528	1.2%	(197,243)	(61.3)%
Total Cost of Revenue	$22,206,058	100.0%	$26,036,011	100.0%	$(3,829,953)	(14.7)%

Cost of revenue for the fiscal year ended June 30, 2023 decreased by 15% from $26,036,011 for the fiscal year ended June 30, 2022 to $22,206,058 for the fiscal year ended June 30, 2023.

Cost of revenue for event hosting decreased by 17% from $11.08 million for the fiscal year ended June 30, 2022 to $9.24 million for the fiscal year ended June 30, 2023. It is mainly attributable to the decrease in the event hosting revenue and the number of our own promotion events, such as Popcity Music Festival, Mini Master, Super Hip-Hop Dream, and China Battle Championships.

Cost of revenue for brand promotion increased by 33% from $7.09 million for the fiscal year ended June 30, 2022 to $9.42 million for the fiscal year ended June 30, 2023. The increase was because a large proportion of the brand promotion business was online nature with higher implementation costs and lower margin. In addition, the volume of our brand promotion services increased by 10.5%, which led to even higher costs.

Cost of revenue for event planning and execution decreased by 55% from $7.54 million for the fiscal year ended June 30, 2022 to $3.42 million for the fiscal year ended June 30, 2023. It was in line with the revenue decrease in event planning and execution.

Gross profit and gross margin

Our gross profit and gross margins for the fiscal years ended June 30, 2023 and 2022 are shown in the following table:

	For the Fiscal Years Ended June 30,
	2023			2022			Change
	Amount	%	GP%	Amount	%	GP %	Amount	%
Event Hosting	$(4,886,768)	133.4%	(112.4)%	$3,628,503	58.1%	24.7%	$(8,515,271)	(234.7)%
Brand Promotion	227,178	(6.2)%	2.4%	1,642,059	26.3%	18.8%	(1,414,881)	(86.2)%
Event Planning and Execution	708,871	(19.4)%	17.2%	880,834	14.1%	10.5%	(171,963)	(19.5)%
Other services	287,905	(7.8)%	69.8%	94,136	1.5%	22.6%	193,768	205.8%
Total gross profit	$(3,662,815)	100.0%	(19.8)%	$6,245,532	100.0%	19.3%	$(9,908,347)	(158.6)%

There was a gross loss of $3.66 million in the current fiscal year compared with income of $6.25 million in last year, a decline of $9.91 million.

The decline of event hosting margin was mainly because the PRC operating entities incurred high cost on advertising and promotion activities (which increased by 55% over last fiscal year), but the revenue generated was not ideal (which decreased by 70% over last fiscal year).

The decline of brand promotion margin was because in fiscal 2023, larger proportion of the revenue was from integrated online marketing and promotion with lower margin, while in fiscal 2022, most of them was from offline activities with higher margin.

The increase in event planning and execution margin was mainly due to most of the activities being conducted by the in-house employees of the PRC operating entities. The margin of this part of business was over 63.8%.

The increase in other services margin was mainly because in fiscal 2023, the amount of revenue from software service and digital collection under this category increased, while the corresponding cost, amortization of software development over the fixed term did not increase.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2023 and 2022:

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	Amount	%
Selling and marketing expenses	$4,646,876	22.4%	$380,723	7.9%	$4,266,152	1120.5%
General and administrative expenses	6,308,898	30.4%	4,448,342	92.1%	1,860,556	41.8%
Impairment loss	1,109,194	5.3%	-	-%	1,109,194	100.0%
Research and development expenses	8,694,836	41.9%	-	-%	8,694,836	100.0%
Total expenses	$20,759,424	100.0%	$4,829,065	100.0%	$15,930,738	329.9%

Selling and marketing expenses

Selling and marketing expenses increased by 1,121% from $380,723 for the fiscal year ended June 30, 2022 to $4,646,876 in fiscal year 2023. Increased spending was mainly on multi-channel network (“MCN”) promotion costs, which are expenses to promote the PRC operating entities’ future business plan related to MCN. The PRC operating entities enter into cooperation agreements with influencers in the hip-top fields (including street dance, dance, skating, and street basketball) and assist them in creating and posting their videos on popular social media platforms in China, such as Douyin. The PRC operating entities expect to generate marketing and promoting revenue in the future through promoting these influencers and share earnings with them.

General and administrative expenses

General and administrative expenses increased by 42% from $4,448,342 for the fiscal year ended June 30, 2022 to $6,308,898 for the fiscal year ended June 30, 2023. This was attributable to the bad debt provision of $1.4 million and renovation expenses of $0.6 million for the terminated space.

Impairment loss was $1.1 million, which was attributable to the 100% allowance provision for Move IT as the project was not commenced in the fiscal year ended June 30, 2023 due to the low customer volume.

Research and development expenses increased by 100% from $0 for the fiscal year ended June 30, 2022 to $8,694,836 for the fiscal year ended June 30, 2023, mainly due to the intellectual property and copyright expenses for Wuxia.

Wuxia stands for a new intellectual property element Wuxia (dance/wuxia) created by the PRC operating entities, integrating hip-hop activities, dance (Wu) competition operated by PRC operating entities, and China’s specific culture of martial arts (Wu) and chivalrous (Wu) person. The PRC operating entities plan to create Wuxia Metaverse platform-related digital collection products and NFT products, from this concept.

Income tax expenses

Income tax expenses amounted to $674,564 and $871,231 for the fiscal years ended June 30, 2023 and 2022, respectively.

The difference in the income tax expenses for fiscal year 2023 compared to the income tax expenses for fiscal year 2022 resulted primarily from accrued regular income tax in fiscal year 2023 and a preferential tax rate that the PRC subsidiaries were entitled to.

Net income

As a result of the foregoing, our net loss for the fiscal years ended June 30, 2023 was $25.26 million comparing with net income of $0.69 million last year.

Non-Current Assets

We recorded non-current assets of $6,941,757 as of June 30, 2023. The table below sets forth our non-current assets as of the dates indicated

	As of June 30,
	2023	2022
Non-current assets:
Property and equipment, net	$844,614	$71,763
Intangible assets, net	119,518	2,204,411
Operating right-of-use assets	84,892	461,399
Prepaid Taxes	621,990	332,022
Deferred tax assets	-	457,649
Other non-current assets	5,120,599	10,009,200
Total non-current assets	6,791,614	13,536,444

Our non-current assets decreased from $13.54 million as of June 30, 2022 to $6.79 million as of June 30, 2023 mainly because of the following reasons:

(i)	Other non-current assets decreased from $10.01 million as of June 30, 2022 to $5.12 million as of June 30, 2023 because the following two entrusting development projects were completed in fiscal year 2023: (a) the overall planning and design of a metaverse platform, including the layout, framework design, space architecture and role creation, NFT trading system, social interaction system, other subsystems, and technical training with New Continental Technology Inc. in the amount of $4.6 million, and (b) planning, designing, and developing no less than 30 NFT products with corresponding images and no less than five metaverse battle scenes with the theme of martial arts/kungfu culture and dancer/hip-hop culture with China America Culture Media Inc. in the amount of $4 million. Due to the uncertainties of revenue generation from the two projects, the management of the Company decided to expense the two items in the research and development account.

(ii)	Intangible assets, net, decreased from $2.20 million as of June 30, 2022 to $0.12 million as of June 30, 2023, primarily due to 100% allowance provision in amount of $1.1 million for Move IT as the project was not commenced in fiscal year 2023 due to the low customer volume.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2022 and 2021

Revenue

Our revenue for the fiscal years ended June 30, 2022 and 2021 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2022	%	2021	%	Amount	%
Event Hosting	$14,711,787	45.6%	$14,978,643	58.7%	$(266,856)	(1.8)%
Brand Promotion	8,733,764	27.1%	750,315	2.9%	7,983,449	1,064.0%
Event Planning and Execution	8,420,328	26.1%	9,196,773	36.0%	(776,445)	(8.4)%
Other Services	415,664	1.2%	600,826	2.4%	(185,162)	(30.8)%
Total revenue	$32,281,543	100.0%	$25,526,557	100.0%	$6,754,986	26.5%

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

The average service prices by category of event hosting and event planning and execution for the fiscal years ended June 30, 2022 and 2021 were as follows:

For the Fiscal Year Ended June 30, 2022
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	28	$328,555	-
	Music festival and promotional party	30	$858,211	-
	Online hip-hop program	2	$518,799	-

	Event Planning and Execution	58	145,178	-

For the Fiscal Year Ended June 30, 2021
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	35	$213,670	-
	Music festival and promotional party	29	$125,884	-
	Online hip-hop program	4	$962,391	-

	Event Planning and Execution	60	-	$153,280

Cost of revenue

Our cost of revenue for the fiscal years ended June 30, 2022 and 2021 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2022	%	2021	%	Amount	%
Event Hosting	$11,083,284	42.6%	$10,345,925	56.5%	$737,359	7.1%
Brand Promotion	7,091,705	27.2%	366,433	2.0%	6,725,272	1835.3%
Event Planning and Execution	7,539,494	29.0%	7,553,522	41.3%	(14,028)	(0.2)%
Other Services	321,528	1.2%	36,614	0.2%	284,914	778.2%
Total Cost of Revenue	$26,036,011	100.0%	$18,302,494	100.0%	$7,733,517	42.3%

Cost of revenue for the fiscal year ended June 30, 2022 increased by 42% from $18,302,494 for the fiscal year ended June 30, 2021 to $26,036,011 in fiscal year 2022.

Cost of brand promotion increased by 1,835% from $366,433 for the fiscal year ended June 30, 2021 to $ 7,091,705 in fiscal year 2022 which was in line with the increase in revenue.

Cost of event hosting increased by 7% from $10,345,925 for the fiscal year ended June 30, 2021 to $11,083,284 in fiscal year 2022, primarily due to the impact of the COVID-19 pandemic. Cost of event hosting mainly included staff costs, venue rental fees, stage construction costs, actor performance compensations, online program production costs, and other miscellaneous expenses.

Cost of event planning and execution decreased by 0.2% from $7,553,522 for the fiscal year ended June 30, 2021 to $7,539,494 in fiscal year 2022, proportionately with the decrease of revenue due to the less events executed. Cost of event planning and execution mainly included third-party event service provider fees, supply materials expenses, venue rental fees, and actor performance expenses.

Gross profit and gross margin

Our gross profit and gross margins for the fiscal years ended June 30, 2022 and 2021 are shown in the following table:

	For the Fiscal Years Ended June 30,
	2022			2021			Change
	Amount	%	GP%	Amount	%	GP %	Amount	%
Event Hosting	$3,628,503	58.1%	24.7%	$4,632,718	64.2. %	30.9%	$(1,004,215)	(21.7)%
Brand Promotion	1,642,059	26.3%	18.8%	383,882	5.3%	51.2%	1,258,177	327.8%
Event Planning and Execution	880,834	14.1%	10.5%	1,643,251	22.7%	17.9%	(762,417)	(46.4)%
Other services	94,136	1.5%	22.6%	564,212	7.8%	93.9%	(470,076)	(83.3)%
Total gross profit	$6,245,532	100.0%	19.3%	$7,224,063	100.0%	28.3%	$(978,531)	(13.5)%

Gross profit decreased by 14% from $7,224,063 for the fiscal year ended June 30, 2021 to $6,245,532 in fiscal year 2022. Gross margin decreased by 900 basis points from 28% for the fiscal year ended June 30, 2021 to 19% in fiscal year 2022.

Gross margin of brand promotion and event hosting decreased from 51% and 31% for the fiscal year ended June 30, 2021 to 19% and 25% for the fiscal year ended June 30, 2022, respectively, proportionally due to the impact of the COVID-19 pandemic.

Gross margin of event planning and execution decreased from 18% for the fiscal year ended June 30, 2021 to 14% for the fiscal year ended June 30, 2022, primarily due to drop in the number of events and reduced average unit price per event.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2022 and 2021:

	For the Fiscal Years Ended June 30,				Change
	2022	%	2021	%	Amount	%
Selling and marketing expenses	$380,723	7.9%	$133,387	9.6%	$247,336	185.4%
General and administrative expenses	4,448,342	92.1%	1,258,750	90.4%	3,189,592	253.4%
Total expenses	$4,829,065	100.0%	$1,392,137	100.0%	$3,436,928	246.9%

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

COVID-19 Affecting Our Results of Operations

The COVID-19 pandemic has, since its initial outbreak, affected our business and results of operations in different ways. From late 2022 to early 2023, the Chinese government gradually released controls on the COVID-19 pandemic, and the PRC operating entities returned to normal operation step-by-step. Due to the COVID-19 pandemic which lasted for approximately three years, most clients of the PRC operating entities do not have enough reserve fund. As a result, their purchasing power, the capability and willingness to invest in advertising and marketing have decreased. There were changes in the ways selected by existing clients and newly acquired clients to release advertisement, including choosing advertising and marketing in the mode of offline activities, or in the mode of online releasing. Therefore, the PRC operating entities’ progress in developing markets was still affected heavily by the COVID-19 pandemic.

As of June 30, 2023, our cash and cash equivalents were $2,396,032. Our principal sources of liquidity have been cash generated from our operating activities. We believe this level of liquidity, coupled with our existing cash balance and strong monetization capabilities, is sufficient to allow us to successfully weather adverse changes and economic downturns during an extended period of uncertainty caused by the COVID-19 pandemic.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended June 30, 2023, 2022, and 2021

As of June 30, 2023, we had cash and cash equivalents of $2,751,309, a total working capital of $19,426,168, and we had several short-term bank borrowings amounting to $5,130,115. For the fiscal year ended June 30, 2023, we had a negative cash flow of $5,962,481 in operating activities, compared with the negative cash flow of $19,365,046 for the fiscal year ended June 30, 2022.

The cash outflow of $5,962,481 in operating activities for the fiscal year ended June 30, 2023 was primarily due to the net loss of $25,257,696, a decrease in other non-current assets of $8,024,450, a decrease in accounts receivable, net of $2,034,125, and an increase in accounts payable of $1,881,259. Accounts receivable are a significant component of our working capital. The PRC operating entities usually extend to their customers credit terms of around 180 days after they successfully provide services, which is indicated by the customers’ acknowledgement of completion of the events, activities, or brand solutions by providing the PRC operating entities with completion confirmation forms, resulting in accounts receivable.

However, the turnover days for accounts receivable were negatively impact by the COVID-19 pandemic. The operation conditions of most of the PRC operating entities’ clients were adversely affected by the COVID-19 pandemic and some of their clients were unable to pay on schedule. In order to help certain major clients, who had good credit and long-term relationships with the PRC operating entities, overcome difficulties caused by the COVID-19 pandemic, the PRC operating entities agreed to extend their payment deadlines and negotiated with them to reach different extension periods. The turnover days for accounts receivable for the fiscal years ended June 30, 2023 and 2022 were 445 days and 293 days, respectively, which was calculated as the average of the beginning and ending balance of the accounts receivable for the fiscal year ended June 30 divided by our revenue during that period, multiplied by 360 days. The timeline of the PRC operating entities’ collection can be influenced by economic environment, market liquidity, customers’ financial conditions, and their collection effort.

The PRC operating entities have accrued additional allowances on those accounts receivable that we believe are unlikely to be collected. As of October 26, 2023, we had managed to collect a total of $1,280,698.81, or 5.34%, out of the accounts receivable balance of $24,000,374 as of June 30, 2023. For the remaining accounts receivable that were aged over the PRC operating entities’ normal credit terms, the PRC operating entities evaluated the credit conditions of the related customers and they are continuing their efforts to collect the accounts receivable. We believe the PRC operating entities should be able to collect those accounts receivable as scheduled. The PRC operating entities will closely monitor the collection progress and assess periodically if any additional allowance on their outstanding accounts receivable is necessary.

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

The following table provides the information about our working capital as of June 30, 2023 and 2022:

	As of		Change
	June 30,	June 30,
	2023	2022	Amount	%
Current assets	$32,253,714	$50,831,524	$(1,8577,810)	(36.5)%
Current liabilities	12,827,546	10,091,351	2,736,195	27.1%
Working capital	$19,426,168	$40,740,173	$(21,314,005)	(52.3)%

As of June 30, 2023, we had working capital of $19,426,168, a decrease of $21,314,005, or 52%, from $40,740,173 as of June 30, 2022.

As of June 30, 2023, our total current assets amounted to $32,253,714, which primarily included $2,751,309 in cash, $19,642,337 in accounts receivable, $8,864,972 in advances to suppliers, $13,280 in due from related parties, and $95,992 in other current assets. Our total current liabilities were $12,827,546 as of June 30, 2023, which primarily included $5,130,115 in short-term bank loans, $4,327,182 in tax payable, $2,697,089 in accounts payable, $215,042 in accrued liabilities and other payables, $65,115 in operating lease liability-current, and $393,003 in deferred revenue.

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

Cash and cash equivalent

As of June 30, 2023, we had cash of $2,751,309, a decrease of $11,644,723 from $14,396,032 as of June 30, 2022, mainly from financing activities.

The following table summarizes our cash flows for the fiscal year ended June 30, 2023, 2022, and 2021:

	For the Fiscal Years Ended June 30
	2023	2022	2021
Net cash provided by (used in) operating activities	$(5,962,481)	$(11,376,196)	$(4,037,332)
Net cash (used in) provided by investing activities	(6,166,096)	(8,791,583)	-
Net cash provided by financing activities	683,277	33,058,932	3,950,823
Effect of exchange rate fluctuation on cash	(199,423)	184,902	47,349
Net increase (decrease) in cash	$(11,644,723)	$13,076,055	$(39,160)

Cash flow used in operating activities

Net cash used in operating activities was $5,962,481 during the fiscal year ended June 30, 2023, compared with net cash used in operating activities was $11,376,196 during the fiscal year ended June 30, 2022, and net cash used in operating activities of $4,037,332 during the fiscal year ended June 30, 2021.

For the fiscal year ended June 30, 2023, net cash used in operating activities was $5,962,481, mainly derived from the net loss of $25,257,696, a decrease in other non-current assets of $8,024,450, a decrease in accounts receivable, net of $2,034,125, and an increase in accounts payable of $1,881,259.

For the fiscal year ended June 30, 2022, net cash used in operating activities was $11,376,196, mainly derived from an increase in other non-current assets of $2,061,939, an increase in advance to suppliers of $7,542,591, an increase in taxes payable of $295,333, and a decrease in deferred revenue of $1,599,990.

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

Cash flow used in investing activities

For the fiscal year ended June 30, 2023, net cash used in investing activities was $6,166,096, which consisted of advance paid for agent licenses, property and equipment purchases, and investment in films.

For the fiscal year ended June 30, 2022, net cash used in investing activities was $8,791,583, which consisted of purchasing property and equipment, prepayment for intangible items, and equity method investments.

For the fiscal year ended June 30, 2021, there was no cash flow used in investing activities.

Cash flow provided by financing activities

For the fiscal year ended June 30, 2023, net cash provided by financing activities was $683,277, consisting of proceeds from bank loans in the amount of $4,141,736 and repayment for bank loans of $3,307,636.

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

Contractual Obligations

Lease Commitments

The PRC operating entities entered into one lease for office spaces located at Xiamen and Shenzhen City in China, and the amortization of right-of-use assets charged to operations under operating lease for the fiscal years ended June 30, 2023 and 2022, amounted to $57,153 and $84,552, respectively.

As of June 30, 2023, the future minimum rent payable under the non-cancelable operating lease were:

For the fiscal years ended June 30,	Rental amount
2024	$64,646
2025	46,556
Thereafter	-
Total lease payments	$111,202

Off-Balance Sheet Arrangements

As of June 30, 2023 and 2022, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2022 to June 30, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Estimated Useful Life
Office equipment	3 - 5 Years
Building	20 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a software that we purchased externally and is amortized straight-line over 10 years in accordance with the way we estimate to generate economic benefits from such software.

Impairment of long-lived assets

In accordance with ASC Topic 360, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. We recorded the impairment charge of $1.1 million, nil, and nil for the fiscal years ended June 30, 2023, 2022, and 2021.

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

Brand promotion - The PRC operating entities provide brand promotion services, including online marketing and promotion, trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions for service fees.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Deferred Tax Assets for fiscal 2023 was not recognized. We do not believe that there was any uncertain tax position as of June 30, 2023 and 2022.

Recent Accounting Pronouncements

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Non-refundable Fees and Other Costs.” The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. All entities should apply the amendments in this ASU on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this new standard did not have a material impact on our consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after July 1, 2021 for public business entities. The amendments in this ASU should be applied retrospectively. The adoption of this new standard did not have a material impact on our consolidated financial statements and related disclosures.

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

On June 30, 2022, FASB issued ASU No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security and is not included in the equity security’s unit of account. The new standard is effective for our Company for our fiscal year beginning January 1, 2024, with early adoption permitted.

On March 28, 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements. The amendments in ASU 2023-01 improve current GAAP by clarifying the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. Additionally, the amendments provide investors and other allocators of capital with financial information that better reflects the economics of those transactions. The new standard is effective for our Company for our fiscal year beginning January 1, 2024, with early adoption permitted.

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

Name	Age	Position(s)
Zhuoqin Huang	45	Chief Executive Officer, Director, and Chairman of the Board of Directors
Weiyi Lin	46	Vice President and Director
Renrong Zhu	45	Chief Financial Officer

Note: Mr. Douglas Menelly resigned from his position as a member of board of directors due to personal reasons on September 4, 2023, and Mr. Christopher Kohler and Ms. Xiaolin Hu resigned from their positions as members of board of directors due to personal reasons on September 6, 2023. As of the date of this report, we are still looking for director candidates to fill in the vacancies created by the resignation of Mr. Menelly, Mr. Kohler, and Ms. Hu.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	2
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

B. Compensation

For the fiscal year ended June 30, 2023, we paid an aggregate of $0.3 million as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Board of Directors

Our board of directors consists of two directors.

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

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee after filling in the vacancies created by the resignation of Mr. Menelly, Mr. Kohler, and Ms. Hu. Our independent directors will serve on each of the committees and the charters we have adopted for each of the three committees will still apply. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of three independent directors. We will select independent directors who satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board will select an independent director who qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee will consist of three independent directors. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of three independent directors. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 1,828,693 Class A Ordinary Shares and 576,308 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%
Directors and Executive Officers(1):
Zhuoqin Huang(2)	—	—	576,308	100%	68.81%
Weiyi Lin(3)	23,300	1.27%	—	—	0.40%
Renrong Zhu	—	—	—	—	—
All directors and executive officers as a group (three individuals):	23,300	1.27%	576,308	100%	69.21%

5% Shareholders:
Joya Enterprises Limited(2)	—	—	576,308	100%	68.81%
China Young Group Limited(4)	218,000	11.92%	—	—	3.72%
Bofeng Holdings Limited(5)	100,770	5.51%	—	—	1.72%
Sense Venture International Limited(6)	100,770	5.51%	—	—	1.72%
Lingyun Wu(7)	93,693	5.12%	—	—	1.60%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to seven votes per one Class B Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is 3rd Floor, No. 168, Fengqi Road, Jimei District, Xiamen City, Fujian Province, the PRC.

(2)	Represents 576,308 Class B Ordinary Shares held by Joya Enterprises Limited, a British Virgin Islands company, which is 100% owned by Zhuoqin Huang. The registered address of Joya Enterprises Limited is Mandar House, 3rd Floor, P.O. Box 2196, Johnson’s Ghut, Tortola, VG1110, British Virgin Islands.

(3)	Represents 23,300 Class A Ordinary Shares held by Victory Quest Industries Limited, a British Virgin Islands company, which is 100% owned by Weiyi Lin. The registered address of Victory Quest Industries Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	Represents 218,000 Class A Ordinary Shares held by China Young Group Limited, a Hong Kong company, which is 100% owned by Jianfeng Liu, as reported in a Schedule 13G jointly filed by China Young Group Limited and Jianfeng Liu on February 11, 2022. The registered address of China Young Group Limited is Unit 04, 7/F, Bright Way Tower, No. 33 Mong Kok Road, Kowloon, Hong Kong.

(5)	Represents 100,770 Class A Ordinary Shares held by Bofeng Holdings Limited, a British Virgin Islands company, which is 100% owned by Chunxiao Cui, as reported in a Schedule 13G jointly filed by Bofeng Holdings Limited and Chunxiao Cui on February 11, 2022. The registered address of Bofeng Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(6)	Represents 100,770 Class A Ordinary Shares held by Sense Venture International Limited, a British Virgin Islands company, which is 100% owned by Xiayu Cui, as reported in a Schedule 13G jointly filed by Sense Venture International Limited and Xiayu Cui on February 11, 2022. The registered address of Sense Venture International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(7)	Represents the Class A Ordinary Shares held by Lingyun Wu, as reported in a Schedule 13G filed by Lingyun Wu on February 11, 2022.

As of the date of this annual report, approximately 97.63% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company) and none of our issued and outstanding Class B Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The VIE Agreements

See “Item 4. Information on the Company—A. History and Development of the Company—The VIE Agreements.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Zhuoqin Huang	Our chief executive officer, director, and chairman of the board of directors
Shenzhen HipHopJust Information Technology Co., Ltd.	Minority shareholder of Shenzhen Jam Box
Rongdi Zhang	Our former chief financial officer
Weiyi Lin	Our director

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

In February, March, April, and June of 2023, Shuzhi Sports paid RMB96,300 (equivalent to $13,280) in total to Weiyi Lin, vice president and director of the Company, for live broadcasting projects.

Shenzhen Jam Box repaid the loan RMB1,000,000 (approximately $143,810) to Shenzhen HipHopJust Information Technology Co., Ltd. in November, 2022.

Mr. Zhuoqin Huang provided guarantees in connection with certain loans the PRC operating entities borrowed during the fiscal years ended June 30, 2023 and 2022. See “Note 10—Bank Loans” of our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. Except as disclosed below, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Zhongpu Shuyuan and Jieshi (Tianjin) Comic Co. Ltd (“Shijie Tianjin”) had a copyright dispute. In April 2022, Zhongpu Shuyuan and Jieshi Tianjin signed a contract, pursuant to which Jieshi Tianjin authorized and delegated Zhongpu Shuyuan to develop a series of digital art products. However, Zhongpu Shuyuan did not deliver the digital art products. Zhongpu Shuyuan sued Jieshi Tianjin on April 6, 2023, pledging to terminate the contract and request Jieshi Tianjin to return the advance earning shares of RMB220,000 (approximately $30,072). Jieshi Tianjin counter-sued Zhongpu Shuyuan, claiming for compasation for its loss as a result of Zhongpu Shuyuan’s breach of contract. On July 3, 2023, the People’s Court of Jimei District, Xiamen, issued a judgement, terminating the contract between the two parties. As of the date of this report, this case has been appealed and the trial is pending.

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

During the fiscal years ended June 30, 2023, 2022, and 2021, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIE were as follows: in July 2020, Pop Culture Group transferred approximately $600,000 to Pop Culture HK, which in turn transferred approximately $599,000 to Heliheng; in July 2021, Pop Culture Group transferred approximately $7,081,000 of the net proceeds from our initial public offering to Pop Culture HK, which in turn transferred approximately $7,050,000 to Heliheng; in May and June 2022, Pop Culture Group transferred approximately $3,019,000 to Pop Culture HK, which in turn transferred approximately $3,008,400 to Heliheng; and in September 2022 and January 2023, Pop Culture Group transferred approximately $3,807,000 to Pop Culture HK. In September 2022, October 2022, November 2022, December 2022, February 2023, and April 2023, Heliheng transferred approximately $1,766,000 to Xiamen Pop Culture.

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

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Current PRC regulations permit our PRC subsidiaries to pay dividends to Pop Culture HK only out of their respective accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries and the PRC operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since May 18, 2023, and prior to that were listed on the Nasdaq Global Market from June 30, 2021 to May 17, 2023, both under the symbol “CPOP.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since May 18, 2023, and prior to that were listed on the Nasdaq Global Market from June 30, 2021 to May 17, 2023, both under the symbol “CPOP.”

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

PFIC Consequences

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the VIE, and as a result, we are treating the VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning the VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our offerings. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of our ownership of the VIE, and the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our offerings) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of June 30, 2023 and 2022, $724,437 and $5,281,823 of our cash was maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB500,000) for each financial institution. According to press release of China Securities Times and China News on July 13, 2023, Hong Kong Monetary Authority proposed that the upper limit of deposit protection in Hong Kong be enhanced to HK$800,000 from HK$500,000. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.4%, 0.9%, and 2.5%, in first three quarters of 2023, and calendar years of 2022 and 2021, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

We incurred approximately $2,360,602 in expenses in connection with our initial public offering, which included approximately $1,524,000 in underwriting discounts, approximately $414,783 in expenses paid to or for underwriters, and approximately $421,819 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The net proceeds raised from the initial public offering were $34,839,398 after deducting underwriting discounts and the offering expenses payable by us. As of September 30, 2023, we had used approximately $10.8 million for the online content development and operation, $5.9 million for creating works of hip-hop intellectual property, $7.4 million for hip-hop training, and $4.4 million for hip-hop events promotion. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-253777).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2023.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of June 30, 2023, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2023. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

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

	For the Fiscal Years Ended June 30,
	2023	2022
Audit fees (1)	$145,000	$307,400
Audit-Related fees		-
Tax fees		-
All other fees		-
Total	$145,000	$307,400

(1)

Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements.

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

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, our board of directors has elected to follow our home country rules and be exempt from the requirements to obtain shareholder approval for (1) shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company under the Nasdaq Listing Rule 5635(a), (2) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company under Nasdaq Listing Rule 5635(b), (3) shareholder approval for share incentive plans under the Nasdaq Listing Rule 5635(c), and (4) the issuance of 20% or more of our outstanding ordinary shares under Nasdaq Listing Rule 5635(d).

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

Item 16K. CYBERSECURITY

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending June 30, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Pop Culture Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-253777) filed with the Securities and Exchange Commission on May 13, 2021)
2.3	Description of Securities (incorporate by reference to Exhibit 2.3 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 10, 2021)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.2	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.3	The Amended and Restated Exclusive Services Agreement between Heliheng and Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.4	The form of Amended and Restated Powers of Attorney granted by shareholders of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.5	The Power of Attorney granted by Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.6	The Amended and Restated Share Pledge Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.7	The Amended and Restated Exclusive Option Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.8	The form of Amended and Restated Spousal Consent granted by the spouse of each individual shareholder of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.9	The Spousal Consent granted by the spouse of Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.10	English Translation of Trademark Licensing Contract between Xiamen Pop Culture and Zhuoqin Huang dated December 25, 2019 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.11*	English Translation of Credit Facility Agreement between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated June 20, 2023

4.12	English Translation of Maximum Amount Guarantee Contract between Xiamen Pop Culture and Bank of China Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.13	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated November 23, 2020 (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.14	English Translation of Working Capital Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.15	English Translation of Credit Facility Agreement between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated June 15, 2021 (incorporate by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 10, 2021)
4.16*	English Translation of Short-Term Working Capital Loan Agreement between Guangzhou Shuzhi and Bank of China Co., Ltd. Guangzhou Panyu Branch Office dated May 31, 2022
4.17	Employment Agreement dated December 1, 2021 by and between Pop Culture Group Co., Ltd and Renrong Zhu (incorporate by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-40543) filed with the Securities and Exchange Commission on January 6, 2022)
4.18*	English Translation of Working Capital Loan Contract between Xiamen Pop Culture and The Industrial Bank Co., Ltd. Xiamen Branch Office effective on December 8, 2022
4.19*	English Translation of Working Capital Loan Contract between Xiamen Pop Culture and The Industrial Bank Co., Ltd. Xiamen Branch Office dated December 9, 2022
4.20

English Translation of Occupancy Service Agreement between Xiamen Pop Culture and Qingwa Incubator Co., Ltd. dated January 25, 2022 (incorporate by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 28, 2022)

4.21

English Translation of Intellectual Property Rights Transfer Agreement dated January 10, 2022 by and between Shenzhen Jam Box and Shenzhen HipHopJust Information Technology Co., Ltd. (incorporate by reference to Exhibit 4.20 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 28, 2022)

4.22*	English Translation of Maximum Amount Guarantee Contract dated September 20, 2022 by and between Xiamen Pop Culture and Industrial and Commercial Bank of China Limited Guangzhou Fangcun Branch
4.23*	English Translation of Loan Agreement dated September 23, 2022 by and between Guangzhou Shuzhi and the Industrial and Commercial Bank of China Guangzhou Fangcun Branch Office
4.24*	English Translation of Letter of Entrustment and Guarantee Commitment by Guangzhou Shuzhi made to Guangzhou Financing Reguarantee Co., LTD. dated September 21, 2022.
4.25*	English Translation of Loan Contract by and between Guangzhou Shuzhi and China Merchants Bank Co., Ltd Guangzhou Branch dated on March 30, 2023
4.26*	English Translation of Maximum Amount of Irrevocable Guarantee by and between Guangzhou Shuzhi and China Merchants Bank Co., Ltd Guangzhou Branch dated March 30, 2023
4.27*	English Translation of Policy Consulting Services Agreement by and between Guangzhou Shuzhi and Guangzhou Taiji Advertising Co., LTD dated February 28, 2022
4.28*	English Translation of Brand Authorization, Commission and Agency Agreement by and between Pop Culture Group and WANYEE TRADING COMPANY LIMITED signed on June 23, 2022
4.29*	English Translation of Brand Authorization, Commission and Agency Agreement by and between Pop Culture Group and LIHE TRADING LIMITED dated July 28, 2021
4.30*	English Translation of Yang Zongwei 2022 Individual Performance Contract by and between Pop Culture Group and BO JIE GUO JI YU LE YOU XIAN GONG SI dated March 15, 2022
4.31*	Technology Development Service Contract by and between Pop Culture Group and New Continental Technology Inc. dated February 8, 2022
4.32*	Copyright Licensing Agreement by and between Pop Culture Group and World Trade Technology LLC dated March 5, 2022
4.33*	Design and Development Contract by and between Pop Culture Group and China-America Culture Media. Inc dated April 10, 2022
4.34*	English Translation of the Lease Agreement dated March 21, 2023 by and between Pop Digital and an Independent Third Party
4.35*	English Translation of the Lease Agreement dated January 20, 2023 by and between Xiamen Pop Culture and an independent third party

4.36*	English Translation of the Lease Agreement dated March 21, 2023 by and between Pop Network and an Independent Third Party
4.37*	English Translation of the Housing Sales Agreement dated October 21, 2022 by and between Guangzhou Shuzhi and an Independent Third Party
4.38*	English Translation of the Lease Agreement dated March 9, 2022 by and between Shenzhen Pop and an Independent Third Party
4.39*	English Translation of Equity Transfer Agreement by and between Shenzhen Pop Digital Industry Development Co., Ltd. and Wanquan Yi dated on December 1, 2022
4.40*	English translation of Integrated Marketing and Promotion Service Contract by and between Guangzhou Shuzhi and Zhejiang Liangxiao Culture Media Co., Ltd dated September 1, 2022
4.41*	English translation of Content Introduction Contract by and between Guangdong Shuzhi and Guangdong Hongshi Digital Media Co., Ltd. dated January 1, 2023
4.42*	English translation of Network Promotion Service Contract by and between Xiamen Pop Digital and Xiamen Jiuzhou Yuanqi Media Co., LTD dated December 30, 2022.
4.43*	English translation of Network Promotion Service Contract by and between Xiamen Pop Culture and Xiamen Jingsi Network Technology Co., LTD dated November 1, 2022.
4.44*	English translation of Information Technology Service Contract by and between Xiamen Pop Digital and Sang (Xiamen) Network Technology dated January 1, 2023
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
11.2*	Insider Trading Policies adopted February 26, 2021
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C.
15.2*	Consent of Friedman LLP
15.3*	Consent of AllBright Law Offices (Xiamen)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pop Culture Group Co., Ltd

	By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: October 31, 2023

POP CULTURE GROUP CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders
Pop Culture Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pop Culture Group Co., Ltd and its subsidiaries (collectively the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income(loss), changes in shareholders’ equity, and cash flows for the fiscal years ended June 30, 2023 and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the fiscal years ended June 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has an accumulated deficit that raise doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

October 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pop Culture Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of Pop Culture Group Co., Ltd and subsidiaries (collectively, the “Company”) for the year ended June 30, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

We had served as the Company’s auditor since 2019 through 2022.

New York, New York

November 10, 2021

POP CULTURE GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of June 30,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash	$2,751,309	$14,396,032
Investment in film	885,824	-
Accounts receivable, net	19,642,337	26,278,634
Advance to suppliers	8,864,972	9,351,431
Due from related parties	13,280	-
Prepaid expenses and other current assets	95,992	805,427
TOTAL CURRENT ASSETS	32,253,714	50,831,524
Property and equipment, net	844,614	71,763
Intangible asset, net	119,519	2,204,411
Operating right-of-use asset	84,892	461,399
Prepaid Taxes	621,990	332,022
Deferred tax assets	-	457,649
Other non-current assets	5,120,599	10,009,200
TOTAL ASSETS	$39,045,328	$64,367,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$3,971,702	$3,433,810
Long-term bank loans -current portion	1,158,413	358,311
Accounts payable	2,697,089	966,822
Deferred revenue	393,003	47,710
Taxes payable	4,327,182	4,697,267
Due to a related party	-	149,296
Accrued liabilities and other payables	215,042	229,209
Operating lease liability - current	65,115	208,926
TOTAL CURRENT LIABILITIES	12,827,546	10,091,351
Long-term bank loans	-	1,254,087
Operating lease liability - non-current	39,634	250,178
TOTAL LIABILITIES	12,867,180	11,595,616

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 4,400,000 Class A ordinary shares authorized; 1,828,693 Class A ordinary shares issued and outstanding as of June 30, 2022 and 2023, respectively; 600,000 Class B ordinary shares authorized, 576,308 Class B ordinary shares issued and outstanding as of June 30, 2022 and 2023) *	24,050	24,050
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,174,260	40,158,643
Statutory reserve	1,537,228	1,499,369
Retained earnings (accumulated deficit)	(13,339,929)	11,028,345
Accumulated other comprehensive (loss) income	(1,644,872)	69,019
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	26,735,296	52,763,985
Non-controlling interests	(557,148)	8,367
TOTAL SHAREHOLDERS’ EQUITY	26,178,148	52,772,352
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$39,045,328	$64,367,968

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)

(In U.S. dollars, except share data)

	For the fiscal years ended June 30,
	2023	2022	2021
Event hosting	$4,348,303	$14,711,787	$14,978,643
Event planning and execution	4,132,477	8,420,328	9,196,773
Brand promotion	9,650,274	8,733,764	750,315
Other services	412,189	415,664	600,826
REVENUE, NET	$18,543,243	$32,281,543	$25,526,557
Cost of revenue	22,206,058	26,036,011	18,302,494
GROSS PROFIT(LOSS)	(3,662,815)	6,245,532	7,224,063

Selling and marketing expenses	4,646,875	380,723	133,387
General and administrative expenses	6,308,898	4,448,342	1,258,750
Impairment loss	1,109,194	-	-
Research and development expenses	8,694,836	-	-
Total operating expenses	20,759,803	4,829,065	1,392,137

INCOME (LOSS) FROM OPERATIONS	(24,422,618)	1,416,467	5,831,926

Other income (expenses):
Interest expenses, net	(216,558)	(235,327)	(243,458)
Other income (expenses), net	56,044	377,979	95,946
Total other income (expenses), net	(160,514)	142,652	(147,512)
	-
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(24,583,132)	1,559,119	5,684,414

PROVISION FOR INCOME TAXES	674,564	871,231	1,416,872
	-
NET INCOME (LOSS)	(25,257,696)	687,888	4,267,542
Less: net income(loss) attributable to non-controlling interests	(927,281)	(100,070)	-
NET INCOME (LOSS) ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	(24,330,415)	787,958	4,267,542

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,674,640)	(873,803)	1,335,757
COMPREHENSIVE INCOME (LOSS)	(26,932,336)	(185,915)	5,603,299
Less: comprehensive loss attributable to non-controlling interest	(888,030)	(100,070)	-
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$(26,044,306)	$(85,845)	$5,603,299

Net income per share
Basic and diluted	$(10.1)	$0.4	$2.5

Weighted average shares used in calculating net income per share*
Basic and diluted	2,405,001	2,095,000	1,722,870

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share data)

	Ordinary shares		Subscription	Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- Controlling	Total shareholders’
	Shares*	Amount	receivable	capital	earnings	reserve	(loss) income	Equity	Interests	Equity
Balance as of June 30, 2020	1,678,492	16,785	(15,441)	5,813,745	6,693,120	779,094	(367,581)	12,919,722	805,084	13,724,806

Shares issued for acquisition of non-controlling interests	106,509	1,065	-	829,373	-	-	(25,354)	805,084	(805,084)	-
Net income for the period	-	-	-	-	4,267,542	-	-	4,267,542	-	4,267,542
Appropriation of statutory reserve	-	-	-	-	(462,479)	462,479	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	1,335,757	1,335,757	-	1,335,757
Balance as of June 30, 2021	1,785,001	17,850	(15,441)	6,643,118	10,498,183	1,241,573	942,822	19,328,105	-	19,328,105
Capital contribution from shareholders	-	-	-	-	-	-	-	-	108,437	108,437
Issuance of Class A Ordinary Shares	620,000	6,200	-	33,515,525	-	-	-	33,521,725	-	33,521,725
Net income for the period	-	-	-	-	787,958	-	-	787,958	(100,070)	687,888
Appropriation of statutory reserve	-	-	-	-	(257,796)	257,796	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	(873,803)	(873,803)	-	(873,803)
Balance as of June 30, 2022	$2,405,001	$24,050	$(15,441)	$40,158,643	$11,028,345	$1,499,369	$69,019	$52,763,985	$8,367	$52,772,352
Capital contribution from shareholders	-	-	-	-	-	-	-	-	338,132	338,132
Acquisition of Non-controlling interests	-	-	-	15,617	-	-	-	15,617	(15,617)	-
Net income for the period	-	-	-	-	(24,330,415)	-	-	(24,330,415)	(927,281)	(25,257,696)
Appropriation of statutory reserve	-	-	-	-	(37,859)	37,859	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	(1,713,891)	(1,713,891)	39,251	(1,674,640)
Balance June 30, 2023	$2,405,001	$24,050	$(15,441)	$40,174,260	$(13,339,929)	$1,537,228	$(1,644,872)	$26,735,296	$(557,148)	$26,178,148

*	Retroactively	restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the fiscal years ended June 30,
	2023	2022	2021
Cash flows from operating activities:
Net Income	$(25,257,696)	$687,888	$4,267,542
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Allowance for doubtful accounts	2,795,662	1,307,518	195,187
Impairment loss	1,109,194	-	-
Depreciation and amortization	2,140,976	310,343	243,905
Deferred tax benefit	440,832	(334,045)	(47,802)
Non-cash lease expenses	120,261	84,552	107,139
Loss/(gain) from disposal of property and equipment	-	(1,237)	-
Changes in assets and liabilities:
Accounts receivable	2,034,125	(3,001,954)	(9,259,862)
Advance to suppliers	148,432	(7,542,591)	1,440,794
Prepaid expenses and other current assets	8,334,953	1,533,471	(1,504,345)
Other non-current assets	36,432	(2,061,939)	268,433
Accounts payable	1,881,259	(898,452)	(1,130,593)
Deferred revenue	363,871	(1,599,990)	(275,888)
Taxes payable	-	295,333	1,592,715
Accrued liabilities and other payables	(13,439)	156,840	(52,007)
Due to a related party	-	(225,000)	225,000
Operating lease liability	(97,343)	(86,933)	(107,550)
Net cash provided by (used in) operating activities	(5,962,481)	(11,376,196)	(4,037,332)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(623,280)	(82,733)	-
Prepayment for intangible items		(7,988,850)
Advance paid for brand authorization	(4,600,000)	-	-
Investment in film, net	(885,824)	-	-
Lending to related party	(13,849)	-	-
Investment of equity method investments	(43,143)	(720,000)	-
Net cash (used in) provided by investing activities	(6,166,096)	(8,791,583)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	4,141,736	3,433,810	6,341,729
Repayments of short-term bank loans	(3,307,636)	(4,956,629)	(3,472,851)
Proceeds from long-term bank loans	-	(245,791)	1,811,922
Repayments of long-term bank loans	(345,145)	-	-
Contribution from shareholders	338,132	33,630,162	-
Repayments of related party loan	(143,810)	-	-
Payment for deferred offering costs	-	1,197,380	(729,977)
Net cash provided by financing activities	683,277	33,058,932	3,950,823

Effect of exchange rate changes	(199,423)	184,902	47,349

Net increase (decrease) in cash	(11,644,723)	13,076,055	(39,160)
Cash at beginning of year	14,396,032	1,319,977	1,359,137
Cash at end of year	$2,751,309	$14,396,032	$1,319,977

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$389,732	$398,370	$34,765
Interest expenses paid	$226,296	$56,733	$235,361
Non-cash investing and financing activities:
Payment for R&D services received in the current period, funded through a prior period deposit designated as an investment.	$7,988,018	$—	$—

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

Pop Culture has seven wholly-owned subsidiaries in the PRC as follows:

●	Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (formerly known as Shanghai Pudu Culture Communication Co., Ltd, “Pupu Sibo”), a company incorporated on March 30, 2017 in Shanghai, China;

●	Xiamen Pop Network Technology Co., Ltd. (“Pop Network”), a company incorporated on June 6, 2017 in Xiamen, China;

●	Guangzhou Shuzhi Culture Communication Co., Ltd. (formerly known as Zhongjing Pop (Guangzhou) Culture Media Co., Ltd., “Guangzhou Shuzhi”), a company incorporated on December 19, 2018 in Guangzhou, China;

●	Shenzhen Pop Digital Industry Development Co., Ltd. (formerly known as Shenzhen Pop Culture Co., Ltd., “Shenzhen Pop”), a company incorporated on January 17, 2020 in Shenzhen, China;

●	Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”), a company incorporated on April 14, 2022 in Beijing, China;

●	Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”), a company incorporated on June 20, 2022 in Xiamen, China; and

●	Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Xiamen Shuzhi”), a company incorporated on May 16, 2022 in Xiamen, China.

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

Between February and May 2020, the Company and its shareholders undertook a series of corporate actions, including share issuances in February 2020, re-designation of ordinary shares of the Company into Class A and Class B ordinary shares in April 2020, and share issuances and transfers in May 2020. See “Note 14—Ordinary Shares.”

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

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
WFOE	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Pop Culture Global Operations Inc.	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
Xiamen Pop Investment Co., Ltd.	January 25, 2022	PRC	60% owned by Heliheng; 40% owned by the VIE	Cross-border funds management
Fujian Pupu Shuzhi Sports Industry Development Co., Ltd. (“Shuzhi Sports”)	July 21, 2022	PRC	100%	Holding sports performance activities
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Pupu Sibo	March 30, 2017	PRC	100% owned by VIE	Event planning and execution
Pop Network	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Xiamen Pop Sikai Interactive Technology Co., Ltd (“Pop Sikai”)	August 18, 2020	PRC	51% owned by VIE	Event planning and execution
Pupu Digital	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd.	March 30, 2022	PRC	51% owned by the VIE	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd.	April 12, 2022	PRC	51% owned by the VIE	IPC License
Shenzhen Jam Box Technology Co., Ltd. (“Shenzhen Jam box”)	November 18, 2021	PRC	56% owned by the VIE	Event planning and execution
Xiamen Pop Shuzhi Culture Communication Co., Ltd.	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Fujian Shuzhi Fuxin Exhibition Co., Ltd. (“Fujian Shuzhi”)	May 18, 2022	PRC	51% owned by the VIE	Online and offline advertising marketing and exhibitions

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

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions:

	As of June 30,
	2023	2022

Total assets	$16,775,802	$30,147,583
Total liabilities	$12,336,610	$11,110,127

	For the fiscal years ended June 30,
	2023	2022	2021

Total revenue	$18,286,074	$24,761,112	$24,871,302
Net income (loss)	$(14,053,844)	$1,882,512	$4,571,795

Net cash used in operating activities	$(2,672,557)	$4,365,662	$(3,310,074)
Net cash used in investing activities	$(680,272)	$(589,351)	$-
Net cash provided by financing activities	$683,277	$(1,679,374)	$4,378,228

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

(c) Going Concern and Management’s Plan

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred operating loss of $24.42 million and generated negative operating cash flows of $5.96 million for fiscal year ended June 30, 2023.

The Company has developed plans and implemented measures to address the going concern issue. The Company’s management is diligently overseeing its operating costs and capital needs, and is fully dedicated to exploring new customer and business opportunities In fiscal years 2022 and 2023, the Company's management has taken significant steps to control and reduce expenses. These measures include implementing more rigorous approval processes for various expenditures, establishing new performance appraisal standards, terminating underperforming employees, eliminating certain positions, and renegotiating contracts with specific vendors. In addition, the Company has dissolved unprofitable subsidiaries to curtail operating losses and cash depletion. Notably, the Company secured a $200 million financing facility in November 2022. Simultaneously, the company will continue to pursue and secure bank loans to support its ongoing operations.

However, there is no assurance that the Company will be successful in securing sufficient funds to sustain or grow its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

(d) Fair value measurements

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(e) Cash

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of June 30, 2022 and 2023, cash balances were $14,396,032 and $2,751,309, respectively. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(f) Accounts receivable, net

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses. The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2021 using a modified retrospective approach. The Company also adopted this guidance to notes receivable, advance to suppliers, other receivables and long-term prepayments. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

(g) Advance to suppliers

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

(h) Property and equipment, net

Property and equipment comprise office building, equipment, and motor vehicles. They are recorded at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Building	20 Years
Office equipment	3 to 5 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

(i) Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a software that the Company purchased externally and is amortized straight-line over 10 years in accordance with the way the Company estimates to generate economic benefits from such software.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(j) Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded the impairment charge of nil, nil, and $1.1 million for intangible assets for the fiscal years ended June 30, 2021, 2022, and 2023, respectively.

(k) Right-of-use assets

The Company has 5 operating lease for office, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s right-of-use (“ROU”) assets and lease liability as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and lease liability. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

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

(l) Value added tax (“VAT”)

The Company’s affiliated entities in the PRC, including WFOE, Pop Culture, and subsidiaries of Pop Culture, are subject to PRC VAT for providing services. The applicable VAT rate for these companies was 6% for the fiscal years ended June 30, 2023, 2022, and 2021.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC VAT for all the periods presented in the consolidated statements of operations.

(m) Operating lease liability

Lease where substantially all the reward and risk of ownership of asset remain with the leasing company is accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(n) Revenue recognition

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

(n) Revenue recognition-continued

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

Event planning and execution - The Company provides customized event planning and execution services upon requests from its customers, including design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation, and generates revenue through service fees.

Brand promotion - The Company provides brand promotion services, including online marketing and promotion, trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions for service fees.

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

(n) Revenue recognition-continued

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

For music recording service, revenue is recognized at a point of time when services are successfully provided which is indicated by the customer’s acknowledgement of completion on the recording.

For SaaS software services, revenue is recognized after the completion of the service provision. The PRC operating entities reach an annual framework service contract with the customer and charge a one-time service fee. Revenue is recognized on a monthly average basis within the service period.

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

The following table identifies the disaggregation of the Company’s revenue for the fiscal years ended June 30, 2023, 2022, and 2021 respectively:

	For the fiscal years ended June 30,
	2023	2022	2021
Revenue from operations:
Event hosting	$4,348,303	$14,711,787	$14,978,643
Brand promotion	9,650,274	8,733,764	750,315
Event planning and execution	4,132,477	8,420,328	9,196,773
Other services	412,189	415,664	600,826
Total revenue	$18,543,243	$32,281,543	$25,526,557

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(n) Revenue recognition-continued

Deferred revenue

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability (deferred revenue) when the payment is made. Deferred revenue is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of June 30, 2022 and 2023, the balance of deferred revenue amounted to $47,710 and $393,003, respectively, and the movement of deferred revenue was as below.

Amount
June 30, 2020	$1,764,608
Addition	8,070,036
Recognized as revenue within the fiscal year ended June 30, 2021	(8,185,797)
June 30, 2021	1,648,847
Addition	47,710
Recognized as revenue within the fiscal year ended June 30, 2022	(1,648,847)
June 30, 2022	47,710
Addition	393,003
Recognized as revenue within the fiscal year ended June 30, 2023	(47,710)
June 30, 2023	$393,003

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

(o) Cost of revenue

Cost of revenue consists primarily of event design costs, online program production costs, salary and benefits expenses, materials costs, and other related expenses.

(p) Selling and marketing expenses

All expenses related to selling and marketing are expensed as incurred. For the fiscal years ended June 30, 2021, 2022, and 2023, selling and marketing costs amounted to $133,387, $380,723, and $4,646,875, respectively. For the fiscal years ended June 30, 2021, 2022, and 2023, advertising expenses amounted to $51,170, $48,716, and $1,518,981, respectively.

(q) Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of June 30, 2022 and 2023.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 (approximately $14,381). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of June 30, 2023,  the tax years ended December 31, 2017 through December 31, 2022 for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(r) Foreign currency translation

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

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2023 and 2022 were translated at RMB7.2513 to $1.00 and at RMB6.6981 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the fiscal years ended June 30, 2023, 2022, and 2021 were RMB6.9534 to $1.00, RMB6.4554 to $1.00, and RMB6.6228 to $1.00, respectively.

(s) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (for example, convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company had no dilutive securities as of and for the fiscal years ended June 30, 2021, 2022, and 2023.

(t) Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

(u) Commitments and contingencies

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

(v) Concentration and credit risk

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

The Company maintains certain bank accounts in the PRC, where under the Deposit Insurance System in China, Hong Kong, and Cayman Islands. In China, a company’s deposits at one bank are insured for a maximum of RMB500,000  in the event of bank failure. According to press release of China Securities Times and China News on July 13, 2023, Hong Kong Monetary Authority proposed that the upper limit of deposit protection in Hong Kong be enhanced to HK$800,000 from HK$500,000. In Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2022 and 2023, $5,281,823 and $724,437 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, and $9,113,548 and $2,026,858 of the Company’s cash were on deposit at financial institutions in Hong Kong, respectively.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenue and accounts receivable with specific customers. For the fiscal year ended June 30, 2021, three major customers accounted for approximately 23%, 12%, and 8% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2022, three major customers accounted for approximately 30%, 13%, and 7% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2023, three major customers accounted for approximately 10%, 10%, and 9% of the Company’s total revenue, respectively. As of June 30, 2022, the top five customers accounted for 72% of net accounts receivable as of June 30, 2022, with each customer representing 35%, 14%, 9%, 7%, and 7% of the net accounts receivable balance, respectively. As of June 30, 2023, the top five customers accounted for 68% of net accounts receivable as of June 30, 2023, with each customer representing 31%, 19%, 7%, 6%, and 5% of the net accounts receivable balance, respectively.

For the fiscal year ended June 30, 2023, the Company purchased approximately 16.56%, 12.91%, and 10.61% of its services from three major suppliers, respectively. For the fiscal year ended June 30, 2022, the Company purchased approximately 8.59%, 7.88%, and 5.63% of its services from three major suppliers, respectively. For the fiscal year ended June 30, 2021, the Company purchased approximately 14%, 13%, and 12% of its services from three major suppliers, respectively.

(w) Segment reporting

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

(x) Related parties

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

(y) Non-controlling interests

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

On February 9, 2021, the Company issued 1,065,089 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 14—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE is entitled to 100% of the net income of Pop Culture. Upon this transaction, the Company consummated the acquisition of non-controlling interest in Pop Culture.

On August 18, 2020, Pop Sikai was incorporated, 49% of which represented a non-controlling interest. Pop Sikai was dissolved and deregistered on June 27, 2023. Since Pop Sikai had no profit or loss during the fiscal year ended June 30, 2023, no net income or net loss was allocated to non-controlling interest.

On May 18, 2022, Fujian Shuzhi was incorporate. As of June 30, 2023, Fuzhou Xinsiyu Culture Communication Co., Ltd., an unrelated third party, holds 49% of the equity interests in this entity.

(z) Recent accounting pronouncements

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

3.	ACCOUNTS RECEIVABLE, NET

As of June 30, 2023 and 2022, accounts receivable consisted of the following:

	As of June 30,
	2023	2022
Accounts receivable	$24,000,374	$28,094,299

Less: allowance for credit losses	(4,358,037)	(1,815,665)
Accounts receivable, net	$19,642,337	$26,278,634

An analysis of the allowance for credit losses was as follows:

	As of June 30,
	2023	2022
Balance at beginning of the year	$1,815,665	$563,789
Additional provision charged to expense	2,795,662	1,319,925
Foreign exchange	(253,290)	(68,049)
Balance at the end of the year	$4,358,037	$1,815,665

The Company recorded bad debt expenses of $180,408, $1,319,925, and $2,795,662 for the fiscal years ended June 30, 2021,2022, and 2023, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2023 and 2022, prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2023	2022
Deferred costs (1)	$683	$783,798
Deferred offering costs	-	-
Other receivables	109,100	36,559
	109,783	820,357
Allowance for credit losses (2)	(13,791)	(14,930)
	$95,992	$805,427

An analysis of the allowance for credit losses was as follows:

	As of June 30,
	2023	2022
Balance at beginning of the year	$14,930	$27,887
Reverse	-	(12,407)
Foreign exchange	(1,139)	(550)
Balance at the end of the year	$13,791	$14,930

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

As of June 30, 2023, deferred costs primarily consisted of costs paid by the Company in advance to various vendors for the events and performances to be carried out subsequently in July and December 2023.

(2)	The Company recorded bad debt expenses of $27,887, negative $12,407, and nil for other receivables for the fiscal years ended June 30, 2021, 2022, and 2023, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

5.	PROPERTY AND EQUIPMENT

As of June 30, 2023 and 2022, property and equipment consisted of the following:

	As of June 30,
	2023	2022
Leasehold improvement	$939,825	$17,394
Building	456,748	-
Office equipment	115,314	85,939
	1,511,887	103,333
Less: accumulated depreciation	(667,273)	(31,570)
	$844,614	$71,763

For the fiscal years ended June 30, 2021, 2022, and 2023, depreciation expenses amounted to $28,902, $60,600, and $665,431, respectively.

6.	INTANGIBLE ASSET, NET

As of June 30, 2023 and 2022, intangible assets, net consisted of the following:

	As of June 30,
	2023	2022
Copyright licenses	$1,963,676	$2,845,857
SaaS	137,906	149,296
	2,101,582	2,995,153
Less: accumulated amortization	(918,405)	(790,742)
Less: impairment for production copyright	(1,063,658)	-
	$119,519	$2,204,411

Copyright Licenses of Move it

Acquired intangible assets are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition. These assets are amortized over their useful lives if the assets are deemed to have a finite life and they are reviewed for impairment by testing for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The fair value of an intangible asset is the amount that would be determined if the entity used the assumptions that market participants would use if they were pricing the intangible asset. The useful life of the Company’s intangible assets is 10 years, which is determined by using the time period that an intangible is estimated to contribute directly or indirectly to the Company’s future cash flows.

Currently the MOVE IT project is losing money, the carrying value of the amortizable intangible asset could not be recoverable due to the poor financial performance, including declining customer numbers. The Company recognized a $1.1 million impairment loss for the production copyright.

SaaS Software

The SaaS software is used for the administration of hip-hop dance training institutions. The SaaS software was purchased from a related party, Shenzhen HipHopJust Information Technology Co., Ltd., in January 2022 for a total cash consideration of RMB1,000,000 (equivalent to $154,909).

For the fiscal years ended June 30, 2021, 2022, and 2023, amortization expense amounted to $215,003, $249,743, and $915,155, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2023:

2024	$13,791
2025	13,791
2026	13,791
2027	13,791
2028	13,791
Thereafter	50,564
Total	$119,519

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

7.	OTHER NON-CURRENT ASSETS

	As of June 30,
	2023	2022
Prepayment of developing a metaverse platform	-	4,597,232
Prepayment of developing non-fungible tokens (“NFTs”)	-	2,800,000
Prepayment of brand authorization	4,600,000	-
Prepaid consulting fees	462,967	925,933
Prepaid renovation expenses	-	886,367
Prepayment of copyright licenses	-	580,000
Prepaid royalties	-	95,798
Security deposit	16,260	55,425
Others	41,372	68,445
Total	$5,120,599	$10,009,200

As of June 30, 2023, other non-current assets mainly consisted of the prepayment for brand authorization in the amount of $4,600,000. It included the payment to Wanyee Trading Company Limited and Lihe Trading Limited for negotiating with the brand owner of “Stussy” and “fear of god” for acting as an agent  for these brands in mainland China.

As of June 30, 2022, other non-current assets also consisted of the prepayment for the development of a metaverse platform including the service of platform planning, design, platform framework and related system development from February 8, 2022 to December 31, 2022 for a total cash consideration of $4,600,000. The development of NFTs includes the service of planning, designing, and developing no less than 30 NFT products and no less than five metaverse battle scenes with the theme of martial arts and street dance from April 10, 2022 to April 9, 2023 for a total cash consideration of $4,000,000. Due to the uncertainties of revenue generation from the two projects, the management of the Company decided to expense the two items in the Research and Development account.

8.	ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2023 and 2022, accrued liabilities and other payables consisted of the following:

	As of June 30,
	2023	2022
Payroll payables	$92,856	$126,336
Other payables	122,186	102,873
	$215,042	$229,209

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

9.	TAXES PAYABLE

As of June 30, 2023 and 2022, taxes payable consisted of the following:

	As of June 30,
	2023	2022
Corporate income tax	$3,495,646	$3,946,227
Value-added tax (“VAT”)	828,488	746,975
Related surcharges on VAT payable	108	2,224
IIT	702	1,841
Other tax	2,238	-
	$4,327,182	$4,697,267

10.	BANK LOANS

Bank loans represent the amounts due to various banks. As of June 30, 2023 and 2022, short-term and current portion of long-term bank loans consisted of the following:

a)	Summary of short-term bank loans is as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2023	2022
Short-term loans:
Xiamen Bank (1)	5.22%	June 16, 2023	-	447,888
Xiamen Bank (1)	5.22%	June 16, 2023	-	298,592
Bank of China Ltd. (3)	4.25%	May 24, 2024	979,135	-
Industrial Bank Co., Ltd. (2)	4.80%	December 20, 2022	-	1,492,960
Bank of China Ltd. (3)	4.70%	June 1, 2023	-	1,194,370
Industrial Bank Co., Ltd.	4.80%	December 7, 2023	1,379,063	-
China Merchants Bank (4)	4.93%	March 29, 2024	372,347	-
Xiamen Bank (1)	4%	June 25,2024	551,625	-
Industrial and Commercial Bank (5)	3.65%	September 23, 2023	689,532	-
Subtotal			3,971,702	3,433,810
Long-term loans-current portion:
Bank of China Ltd. (3)	3.80%	November 26, 2023	330,975	89,579
Bank of China Ltd. (3)	4.15%	December 29,2023	772,275	209,014
Bank of China Ltd. (3)	5.10%	April 15, 2024	55,163	59,718
Subtotal			$1,158,413	$358,311

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

10.	BANK LOANS-Continued

b)	Summary of long-term bank loans is as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2023	2022
Long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	$-	$313,522
Bank of China Ltd. (3)	4.15%	December 29, 2023	-	731,551
Bank of China Ltd. (3)	5.10%	April 15, 2024	-	209,014
Total			$-	$1,254,087

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2022 and 2023 was 4.86% and 4.53%, respectively. The effective interest rate for bank loans was approximately 6.26%, 4.87%, and 4.60% for the fiscal years ended June 30, 2021, 2022, and 2023, respectively. For the fiscal years ended June 30, 2021, 2022, and 2023, interest expenses related to bank loans amounted to $228,806, $266,126, and $226,296, respectively.

(1)	Loans from Xiamen Bank and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	On February 4, 2021, Pop Culture entered into a factoring agreement with Industrial Bank Co., Ltd. and received a total of RMB10,000,000 (equivalent to $1,548,491) on February 4, 2021 by factoring the receivables due from customers of RMB13,000,000 (equivalent to $2,013,038), for which Industrial Bank Co., Ltd. had the right of recourse to Pop Culture. The factoring was guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company. Subsequently, the loans from Industrial Bank Co., Ltd were repaid on September 17, 2021 with the collections of receivables due from customers.

(3)	Loans from Bank of China were jointly guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company and Pop Culture.

(4)	The loan was guaranteed by Mr. Zhuoqin Huang.

(5)	The loan was guaranteed by Pop Culture.

As of June 30, 2023, the Company’s future long-term loan obligations according to the terms of the loan agreement are as follows:

USD
2024	1,158,413

11.	RELATED PARTY BALANCES AND TRANSACTIONS

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

In February, March, April, and June of 2023, Shuzhi Sports paid RMB96,300 (equivalent to $13,280) in total to Weiyi Lin, vice president and director of the Company, for live broadcasting projects.

In February, March, April, and May of 2023, the Company paid $95,993 in total to Weiyi Lin for petty cash and project borrowings.

Shenzhen Jam Box repaid the loan RMB1,000,000 (approximately $143,810) to Shenzhen HipHopJust Information Technology Co., Ltd. in November 2022.

Loan guarantees for the Company provided by Mr. Zhuoqin Huang and his spouse, please refer to “Note 10—Bank Loans.”

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

According to Taxation 2019 No. 13, which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. During the fiscal year ended June 30, 2021, WFOE, Pupu Sibo, and Shenzhen Pop were qualified as small-scale and low-profit enterprises. The impact of the tax holidays noted above decreased current income taxes by $nil for the fiscal years ended June 30, 2022 and 2023. The benefit of the tax holidays on net income per share (basic and diluted) was $nil for the fiscal years ended June 30, 2022 and 2023.

i)	The components of the income tax provision were as follows:

	For the fiscal years ended June 30,
	2023	2022	2021
Current income tax provision	$218,962	$1,205,276	$1,464,674
Deferred income tax benefit	455,602	(334,045)	(47,802)
Total	$674,564	$871,231	$1,416,872

The following table reconciles the statutory rate to the Company’s effective tax rate for the fiscal years ended June 30, 2023, 2022, and 2021:

	For the fiscal years ended June 30,
	2023	2022	2021
China Statutory income tax rate	25.00%	25.00%	25.00%
Temporary difference	(4.76)%	21.04	-
Permanent difference	(0.01)%	1.03%	0.71%
Effect of different tax jurisdiction	(10.10)%	8.81	-
Effect of favorable tax rates on small-scale and low-profit entities	0.41%	-%	(0.79)%
Change in valuation allowance	(13.28)%	-%	-%
Effective tax rate	(2.74)%	55.88%	24.92%

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

12.	INCOME TAXES-Continued

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of June 30, 2023 and 2022 was as follows:

	As of June 30,
	2023	2022
Deferred tax assets:
Net operating loss carry forwards	$3,266,711	$-
Allowance for doubtful accounts	1,092,957	457,649
Total deferred tax assets	4,359,668	457,649
Valuation allowance	(4,359,668)	-
Total deferred tax assets, net	$-	$457,649

13.	LEASE

Supplemental balance sheet information related to the operating lease was as follows:

	As of June 30,
	2023	2022
Right-of-use assets	$84,892	$461,399

Operating lease liabilities - current	$65,115	$208,926
Operating lease liabilities - non-current	39,634	250,178
Total operating lease liabilities	$104,749	$459,104

Our principal executive offices are located in Xiamen, Fujian, China, where Xiamen Pop Culture leases an office in Xiamen from an independent third party with an area of approximately 434 square meters, with a lease term of one year from January 20, 2023 to January 19, 2024 and a monthly rent of RMB12,154 (approximately $1,676).

Guangzhou Shuzhi leases an office in Guangzhou from an independent third party with an area of approximately 71 square meters, with a lease term of two years from August 1, 2022 to August 1, 2024 and a monthly rent of RMB5000 (approximately $690). Guangzhou Shuzhi purchased the building in October 2022, and terminated the lease agreement.

Guangzhou Shuzhi leases an office in Guangzhou from an independent third party with an area of approximately 68 square meters, with a lease term of one and half years from January 1, 2022 to July 31, 2023. The monthly rent from January 1, 2022 to July 31, 2022 was RMB10,976 (approximately $1,514), and RMB11,628 (approximately $1,604) from August 1, 2022 to July 31, 2023. On February 1, 2023, the monthly rent was changed to RMB9,113 (approximately $1,257).

Guangzhou Shuzhi leased an office in Guangzhou from an independent third party with an area of approximately 284 square meters, with a lease term of one and half years from January 1, 2022 to July 31, 2023. The monthly rent from January 1, 2022 to July 31, 2022 was RMB44,012 (approximately $6,070), and RMB46,635 (approximately $6,431) from August 1, 2022 to July 31, 2023. The lease agreement was terminated on February 1, 2023.

Pop Network leases an office in Xiamen from an independent third party with an area of approximately 501 square meters, with a lease term of one year from March 21, 2023 to March 20, 2024 and a monthly rent of RMB12,523 (approximately $1,727).

Xiamen Pop Culture leases offices from an independent third party with an area of approximately 22,227 square meters, with a lease term from March 1, 2022 to February 28, 2025 and a monthly rent of RMB50,000 (approximately $6,952) and an increase in the monthly rent every year. The lease agreement was terminated on December 31, 2022.

Shenzhen Pop leases an office in Shenzhen from an independent third party with an area of approximately 294 square meters, with a lease term of one year from March 9, 2022 to March 8, 2025 and a monthly rent of RMB38,408 (approximately $5,297).

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

13.	LEASE-Continued

Pupu Digital leases an office in Xiamen from an independent third party with an area of approximately 930 square meter, with a lease term of one year from March 21, 2023 to March 20, 2024 and a monthly rent of RMB27,888 (approximately $3,846).

The weighted average remaining lease terms and discount rates for the operating lease of Shenzhen Pop as of June 30, 2023 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	2.15
Weighted average discount rate	6.92%

During the fiscal years ended June 30, 2021, 2022, and 2023, the Company incurred total operating lease expenses of $107,139, $84,552, and $84,627, respectively.

As of June 30, 2023, the future minimum rent payable under the non-cancelable operating lease for fiscal years ended June 30 were:

2024	$64,646
2025	49,556
Thereafter	-
Total lease payments	111,202
Less: imputed interest	(6,453)
Present value of lease liabilities	$104,749

14.	ORDINARY SHARES

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

On October 9, 2023, the Company held an extraordinary meeting of shareholders, during which the shareholders approved a proposal to effect a share consolidation of each 10 ordinary shares with par value of US$0.001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.01 each. Consolidation became effective on October 26, 2023, and the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on October 27, 2023 under the same symbol “CPOP.” No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 10 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

15.	STATUTORY RESERVE

WFOE, Pop Culture, Pupu Sibo, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, and Pop Sikai are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $2,200,124 and $2,207,933 as of June 30, 2022 and 2023, respectively. This statutory reserve is not distributable in the form of cash dividends.

For the fiscal years ended June 30, 2023, 2022, and 2021, the Company provided statutory reserve as follows:

Balance - June 30, 2020	$779,094
Appropriation to statutory reserve	462,479
Balance - June 30, 2021	1,241,573
Appropriation to statutory reserve	257,796
Balance - June 30, 2022	1,499,369
Appropriation to statutory reserve	37,859
Balance - June 30, 2023	$1,537,228

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

16.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of June 30, 2022 and 2023, the balance of restricted net assets was $16,791,325 and $16,378,052, respectively.

17.	SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of June 30, 2023 through October 31, 2023, the date on which the consolidated financial statements were issued.

Fujian Shuzhi Fuxin Exhibition Co., Ltd. was dissolved on October 7, 2023.

18.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

As of June 30, 2023, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of June 30,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	$1,095,007	$9,085,082
Prepaid expenses and other current assets	4,179,826	4,250,071
Due from subsidiaries and the VIE	2,607,402	-
TOTAL CURRENT ASSETS	7,882,235	13,335,153
Intangible asset, net	-	696,000
Other non-current assets	5,062,966	8,903,166
Investments in subsidiaries, consolidated VIE, and VIE’s subsidiaries	13,821,695	29,919,831
TOTAL ASSETS	26,766,896	52,854,150

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other Payable	$31,600	$90,165
TOTAL CURRENT LIABILITIES	$31,600	$90,165
TOTAL LIABILITIES	31,600	90,165

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 4,400,000 Class A ordinary shares authorized, 1,828,693 Class A ordinary shares issued and outstanding as of June 30, 2022 and 2023, respectively; 600,000 Class B ordinary shares authorized, 576,308 Class B ordinary shares issued and outstanding as of June 30, 2022 and 2023)*	24,050	24,050
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,174,260	40,158,643
Retained earnings	(11,802,701)	12,527,714
Accumulated other comprehensive (loss) income	(1,644,872)	69,019
TOTAL SHAREHOLDERS’ EQUITY	26,735,296	52,763,985
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$26,766,896	$52,854,150

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

Condensed Statements of Operations and Comprehensive Income (Loss)

	For the fiscal years ended June 30,
	2023	2022	2021
Revenue	$257,169	$-	$-
Cost of Revenue	150,000	-	-
Gross profit	$107,169	-	$-
Selling expenses	125,000	-	-
General and administrative expenses	$1,128,970	$1,594,856	$330,734
Financial expenses (income)	(1,452)	(11,094)	-
Research and development expenses	8,671,107	-	-
Income (Loss) from operation	(9,816,456)	(1,583,762)	(330,734)
Other income (loss)	(114,097)
Share of income (loss) of subsidiaries, consolidated VIE, and VIE’s subsidiaries	(14,399,862)	2,371,720	4,598,276

Income (loss) before income tax expenses	(24,330,415)	787,958	4,267,542
Income tax expenses	-	-	-
Net income (loss)	$(24,330,415)	$787,958	$4,267,542
Other Comprehensive income (loss)
Foreign currency translation income (loss)	(1,713,891)	(873,803)	1,335,757
Total comprehensive income (loss)	$(26,044,306)	$(85,845)	$5,603,299

Condensed Statements of Cash Flows

	For the fiscal years ended June 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(24,330,415)	$(8,226,043)	$(75,805)
Depreciation and amortization	696,000	-	-
Equity loss (income) of subsidiaries	14,399,862	-	-
Other current assets	70,245	-	-
Other payable	(58,565)	-	-
Due from subsidiaries and the VIE	(2,607,402)	-	-
Other non-current assets	8,440,200	-	-
Net cash used in operating activities	$(3,390,075)	$(8,226,043)	$(75,805)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	-	(11,050,252)	(600,000)
Purchase of intangible assets	-	(720,000)	-
Advance paid for agent license	(4,600,000)	-	-
Net cash used in investing activities	(4,600,000)	(11,770,252)	(600,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	-	33,521,725	-
Payment for deferred offering costs	-	(3,570,805)	(459,164)
Net cash provided by (used in) financing activities	-	29,950,920	(459,164)

Effect of exchange rate changes	-	(873,803)	-

Net increase (decrease) in cash	(7,990,075)	9,080,822	(1,134,969)
Cash at beginning of period	9,085,082	4,260	1,139,229
Cash at end of period	$1,095,007	$9,085,082	$4,260