Form 20-F
period 2024-06-30
Pop Culture Group Co., Ltd
filed 2024-11-15
CIK 1807389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

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

An aggregate of 3,362,733 Class A ordinary shares, par value $0.01 per share, 576,308 Class B ordinary shares and 0 Class C ordinary shares, par value $0.01 per share, as of June 30, 2024.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” or “Class A ordinary shares” are to Class A ordinary shares of Pop Culture Group (defined below), par value $0.01 per share. On October 26, 2023, we effected a 10-to-1 Share Consolidation (as defined below), as a result of which the par value of Class A Ordinary Shares of the Company increased from $0.001 per share to $0.01 per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” are to Class B ordinary shares of Pop Culture Group, par value $0.01 per share. On October 26, 2023, we effected a 10-to-1 Share Consolidation, as a result of which the par value of Class B Ordinary Shares of the Company increased from $0.001 per share to $0.01 per share;

●	“Class C Ordinary Shares” or “Class C ordinary shares” are to Class C ordinary shares of Pop Culture Group, par value $0.01 per share. On February 5, 2024, shareholders of the Company held an extraordinary general meeting and approved the creation of a new class of shares, Class C Ordinary Shares. The terms of the Class C ordinary shares are the same as Class A ordinary shares, except that holders of Class C ordinary shares are not entitled to vote;

●	“Heliheng” are to Heliheng Culture Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Pop Culture HK (defined below);

●	“Ordinary Shares” or “ordinary shares” are to are to Class A Ordinary Shares, Class B Ordinary Shares, and Class C Ordinary Shares, as the context requires;

●	“PRC operating entities” are to Xiamen Pop Culture (defined below) and its subsidiaries;

●	“Pop Culture Group,” “we,” “us,” “our Company,” or the “Company” are to Pop Culture Group Co., Ltd, an exempted company limited by shares incorporated under the laws of Cayman Islands and when describing the group’s consolidated financial information, also includes the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries;

●	“Pop Culture HK” are to Pop Culture (HK) Holding Limited, a Hong Kong corporation and wholly owned subsidiary of Pop Culture Group;

●	“PRC laws and regulations” are to the laws and regulations of mainland China;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“VIE Agreements” are to the contractual arrangements among Heliheng, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders (defined below);

●	“WFOE” are to wholly foreign-owned enterprise;

●	“Xiamen Pop Culture” or the “VIE” are to Xiamen Pop Culture Co., Ltd., a limited liability company organized under the laws of the PRC; and

●	“Xiamen Pop Culture Shareholders” are to Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Chunxiao Cui, Xiayu Cui, Junlong He, Yu Huang, Azhen Lin, and Wuyang Chen, who collectively hold 100% of the equity interests in Xiamen Pop Culture.

On October 9, 2023, we held an extraordinary meeting of shareholders (the “Meeting”), during which the shareholders approved a proposal to effect a share consolidation of each 10 ordinary shares with par value of $0.001 each in our issued and unissued share capital into one ordinary share with par value of $0.01 each (the “Share Consolidation”). The Share Consolidation became effective on October 26, 2023, and the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on October 27, 2023 under the same symbol “CPOP” but under a new CUSIP number of G71700 119. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 10 pre-split ordinary shares outstanding were automatically consolidated to one issued and outstanding ordinary share without any action on the part of the shareholders.

Immediately following the Share Consolidation, the authorized share capital of the Company became $50,000.00 divided into 4,400,000 Class A Ordinary Shares of par value $0.01 each and 600,000 Class B Ordinary Shares of par value $0.01 each.

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

On February 5, 2024, shareholders of the Company held an extraordinary general meeting and approved (1) the increase of the authorized share capital of the Company from $50,000 divided into 4,400,000 Class A ordinary shares of par value $0.01 each and 600,000 Class B ordinary shares of par value $0.01 each, to $60,000 divided into 5,400,000 Class A ordinary shares of par value $0.01 each and 600,000 Class B ordinary shares of par value $0.01 each, and (2) the re-designation and re-classification of 1,000,000 of its authorized but unissued Class A ordinary shares into Class C ordinary shares such that the Company’s authorized share capital is $60,000 divided into 4,400,000 Class A ordinary shares of par value $0.01 each, 600,000 Class B ordinary share of par value $0.01 each, and 1,000,000 Class C ordinary shares of par value $0.01 each. The terms of the Class C ordinary shares are the same as Class A ordinary shares, except that holders of Class C ordinary shares are not entitled to vote.

On March 26, 2024, shareholders of the Company held an extraordinary general meeting at which (1) holders of Class A ordinary shares passed a special resolution approving the variation of the rights of each class of shares currently issued by the Company in such manner and to such extent such that each holder of Class B ordinary shares shall be entitled to exercise 100 votes for each Class B ordinary share they hold (the “Class B Variation”), (2) all shareholders (voting as one class) passed an ordinary resolution approving the increase of the authorized share capital of the Company from $60,000 divided into 4,400,000 Class A ordinary shares of par value $0.01 each, 600,000 Class B ordinary shares of par value $0.01 each and 1,000,000 Class C ordinary shares of par value $0.01 each, to $760,000 divided into 64,400,000 Class A ordinary shares of par value $0.01 each, 10,600,000 Class B ordinary shares of par value $0.01 each and 1,000,000 Class C ordinary shares of par value $0.01 each (the “Share Capital Increase”), and (3) all shareholders (voting as one class) passed a special resolution approving the Company’s adoption of amended and restated memorandum and articles of association reflecting the Class B Variation and Share Capital Increase. The Company separately received written consent from the sole holder of Class B ordinary shares to the Class B variation on January 8, 2024.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2024	2023	2022
At the end of the year - RMB	RMB7.2672 to $1.00	RMB7.2513 to $1.00	RMB6.6981 to $1.00
Average rate for the year - RMB	RMB7.2248 to $1.00	RMB6.9536 to $1.00	RMB6.4554 to $1.00

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” and “potential,” among others.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a holding company incorporated in the Cayman Islands as an exempted company on January 3, 2020 and not a Chinese operating company. As a holding company, we conduct most of our operations through the VIE and its subsidiaries in the PRC. As of the date of this annual report, the Cayman holding company has conducted certain business operations, include contracting with third-party companies for developing metaverse platforms and operating live music concerts of two popular mandarin singers during 2022 to 2025. For accounting purposes, we control and receive the economic benefits of the business operations of the VIE and its subsidiaries through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”), and the structure involves unique risks to investors. Our securities are securities of Pop Culture Group, the offshore holding company in the Cayman Islands, instead of securities of the VIE or its subsidiaries in the PRC. The VIE structure provides contractual exposure to foreign investment in China-based companies where PRC laws and regulations prohibit direct foreign investment in the operating companies. As a result of our use of the VIE structure, investors may never hold equity interests in the VIE or its subsidiaries.

The following diagram illustrates our corporate structure, including our subsidiaries and the VIE and its subsidiaries, as of November 7, 2024:

Joya Enterprises Limited(1)
Minority Shareholders(2)
Public Shareholders
80.05%
15.34%
4.61%
Pop Culture Group Co., Ltd "Pop Culture Group" Cayman Islands, 2020
100%
Pop Culture Global Operations Inc. California, 2021
Outside the PRC
Inside the PRC
100%
Pop Culture (HK) Holding Limited "Pop Culture HK" Hong Kong, 2020
100%
CPHF Holding Limited Hong Kong, 2023
100%
Fujian Hualiu Culture & Sports Industry Development Co., Ltd. PRC, 2022
100%
Heliheng Culture Co., Ltd. "Heliheng" PRC, 2020
Contractual Arrangements
Xiamen Pop Culture Co., Ltd.(3) "Xiamen Pop Culture" PRC, 2007
100%
Jiangxi Hualiu Culture Technology Co., Ltd. PRC, 2017
100%
Xiamen Pupu Digital Technology Co., Ltd. PRC, 2022
60%
Shanghai Pupu Sibo Sports Technology Development Co., Ltd.(3) PRC, 2017
100%
Guangzhou Shuzhi Culture Communication Co., Ltd. PRC, 2018
100%
Shenzhen Pop Digital Industrial Development Co., Ltd. PRC, 2020
100%
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. PRC, 2022
51%
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd.(4) PRC, 2022
100%
Xiamen Qiqin Technology Co., Ltd. PRC, 2021
100%
Xiamen Pop Shuzhi Culture Communication Co., Ltd. PRC, 2022

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares is entitled to 100 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share. Holders of our Class C Ordinary Shares carry no vote. As of the date of this annual report, there is no shareholder holding our Class C Ordinary Shares.

(1)	Represents 57,630,800 votes underlying the 576,308 Class B Ordinary Shares indirectly held by Zhuoqin Huang, the 100% owner of Joya Enterprises Limited, as of the date of this annual report.

(2)	Represents 11,043,337 votes underlying an aggregate of 11,043,337Class A Ordinary Shares held by 34 shareholders of Pop Culture Group, each one of which holds less than 5% of our voting ownership interests, as of the date of this annual report.

(3)	As of the date of this annual report, Xiamen Pop Culture is held by Zhuoqin Huang as to 61.58%, Weiyi Lin as to 10.02%, Rongdi Zhang as to 9.10%, Chunxiao Cui as to 6.11%, Xiayu Cui as to 6.11%, Junlong He as to 4.42%, Yu Huang as to 2.42%, Azhen Lin as to 0.12%, and Wuyang Chen as to 0.12%, respectively, together holding 100% of the shares.

(4)	Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. is held by Jiangxi Hualiu Culture Technology Co., Ltd. (“Jiangxi Hualiu”), Junpu Jiyuan (Xiamen) Digital Industry Co., Ltd. (“Junpu Jiyuan”) and two unrelated parties. Jiangxi Hualiu holds 30% of the equity interests in Junpu Jiyuan.

(5)	Lei Wang, an employee of the Company, holds 40% of the equity interests in Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo”).

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

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with being based in the PRC, which could result in a material change in the PRC operating entities’ operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. On December 28, 2021, the Cyberspace Administration of China, together with 12 other governmental departments of the PRC, jointly promulgated the Measures for Cybersecurity Review (2021 version) (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. The Cybersecurity Review Measures requires that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the Cyberspace Administration of China, or the “CAC,” if it intends to be listed in foreign countries. In addition, if a critical information infrastructure operator (“CIIO”) purchases Internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, on March 22, 2024, the CAC issued the Provisions on Promoting and Standardizing Cross-Border Data Flows, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. As of the date of this annual report, we, our subsidiaries, and the PRC operating entities have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, AllBright Law Offices (Xiamen) (“AllBright”), as of the date of this annual report, we are not subject to cybersecurity review with the CAC, under the Cybersecurity Review Measures, or national security review under the Security Administration, as illustrated below, or any other security assessment or filing procedures for cross-border data transfer, since (i) as companies that host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and brand promotion services to corporate clients, we and the PRC operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) we and the PRC operating entities currently possess personal information of a relatively small number of users in their business operations, significantly less than the one million user threshold set for a data processing operator applying for listing on a foreign exchange that may be required to pass such cybersecurity review, and they do not anticipate that they will be collecting over one million users’ personal information in the foreseeable future; (iii) we and the PRC operating entities do not conduct cross-border transfer of any sensitive personal information or more than one hundred thousand user’s personal information during our business operations, and (iv) since we and the PRC operating entities are in the hip-hop industry, data processed in their business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. As our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021 and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. In connection with the Acquisition of Yi Caishen (as defined below in “Item 4. Information on the Company—A. History and Development of the Company”) and the August 2024 PIPE, we are required to complete the filing procedures. According to the Trial Measures, those Chinese companies failing to complete filing procedures may receive a warning from CSRC and be required to rectify the situation, accompanied by a fine ranging from RMB1 million to RMB10 million. The person in charge may receive a warning and be imposed by a fine between RMB500 thousand and RMB5 million. If the controlling shareholder or actual controller of such companies orchestrates or instructs the commission of non-compliance with filing procedures, they will be fined between RMB1 million and RMB10 million. If a securities company or securities service provider fails to perform its duty to urge companies to comply with filing procedures as required by the Trial Measures, it may be warned and face a fine ranging from RMB500 thousand to RMB5 million. The responsible managers and other directly liable personnel may receive a warning and be fined between RMB200 thousand and RMB2 million. As of the date of this annual report, we have not completed the filing procedures for the above transactions nor received any related warnings or fines. Other than the foregoing, as of the date of this annual report, according to AllBright, our PRC legal counsel, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, our subsidiaries, the VIE, and/or the VIE’s subsidiaries to obtain regulatory approval from Chinese authorities for our continued listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting a subsequent offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.”

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

Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021 and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. In connection with the Acquisition of Yi Caishen and the August 2024 PIPE, we are required to complete the filing procedures. According to the Trial Measures, those Chinese companies failing to complete filing procedures may receive a warning from CSRC and be required to rectify the situation, accompanied by a fine ranging from RMB1 million to RMB10 million. The person in charge may receive a warning and be imposed by a fine between RMB500 thousand and RMB5 million. If the controlling shareholder or actual controller of such companies orchestrates or instructs the commission of non-compliance with filing procedures, they will be fined between RMB1 million and RMB10 million. If a securities company or securities service provider fails to perform its duty to urge companies to comply with filing procedures as required by the Trial Measures, it may be warned and face a fine ranging from RMB500 thousand to RMB5 million. The responsible managers and other directly liable personnel may receive a warning and be fined between RMB200 thousand and RMB2 million. As of the date of this annual report, we have not completed the filing procedures for the above transactions nor received any related warnings or fines.

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

In addition, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act (as defined below), if the Public Company Accounting Oversight Board (United States), or the “PCAOB,” is unable to inspect our auditor for two consecutive years. Our auditor, WWC, P.C., is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Class A Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

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

During the fiscal years ended June 30, 2024, 2023, and 2022, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIE were as follows: in July 2021, Pop Culture Group transferred approximately $7,081,000 of the net proceeds from our initial public offering to Pop Culture HK, which in turn transferred approximately $7,050,000 to Heliheng; and in May and June 2022, Pop Culture Group transferred approximately $3,019,000 to Pop Culture HK, which in turn transferred approximately $3,008,400 to Heliheng; and in September 2022 and January 2023, Pop Culture Group transferred approximately $3,807,000 to Pop Culture HK. In September 2022, October 2022, November 2022, December 2022, February 2023, and April 2023, Heliheng transferred approximately $1,766,000 to Xiamen Pop Culture. During the fiscal year ended June 30, 2024, Pop Culture Group transferred $703,000 to Pop Culture HK and Pop Culture HK transferred $900,000 to Pop Culture Group. During the fiscal year ended June 30, 2024, Xiamen Pop Culture transferred RMB4,972,000 (approximately $684,170) to Heliheng, and Heliheng transferred RMB10,220,000 (approximately $1,415,572) to Xiamen Pop Culture.

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

Selected Condensed Consolidating Financial Schedule

As a holding company, we conduct most of our operations through our subsidiaries and the VIE and its subsidiaries in the PRC. As of the date of this annual report, the operations conducted by us, the Cayman holding company, include contracting third-party companies for developing metaverse platforms and operating live music concerts of two popular mandarin singers during 2022 to 2025. Our subsidiaries and the VIE and its subsidiaries as of the date of this annual report are described below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation/ Acquisition	Effective Interest Held Through Equity Ownership/ Contractual Arrangements	Principal Activities
Pop Culture Group	January 3, 2020	Cayman Islands	100%	Parent Holding

Subsidiaries
Pop Culture HK	January 20, 2020	Hong Kong	100%	Investment holding
Heliheng	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Pop Culture Global Operations Inc. (“Pop Culture Global”)	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
CPHF Holding Limited	December 21, 2023	Hong Kong	100%	Digital collection and digital currency
Fujian Hualiu Culture & Sports Industry Development Co., Ltd. (“Fujian Hualiu”)	July 21, 2022	PRC	100%	Holding sports performance activities

VIE
Xiamen Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting

VIE’s subsidiaries
Pupu Sibo	March 30, 2017	PRC	60% owned by the VIE	Event planning and execution
Jiangxi Hualiu	June 6, 2017	PRC	100% owned by the VIE	Marketing
Guangzhou Shuzhi Culture Communication Co., Ltd. (“Guangzhou Shuzhi”)	December 19, 2018	PRC	100% owned by the VIE	Event planning and execution
Shenzhen Pop Digital Industry Development Co., Ltd. (“Shenzhen Pop”)	January 17, 2020	PRC	100% owned by the VIE	Event planning and execution
Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”)	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”)	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”)	March 30, 2022	PRC	54% owned by the VIE *	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd. (“Xiamen Qiqin”)	October 18, 2021	PRC	54% owned by the VIE	IPC License
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Pop Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions

*	Zhongpu Shuyuan is 51% owned by Jiangxi Hualiu and 10% owned by Junpu Jiyuan. Junpu Jiyuan is 30% owned by Jiangxi Hualiu.

The following tables present selected condensed consolidated financial data of Pop Culture Group and its subsidiaries and the VIE and its subsidiaries for the fiscal years ended June 30, 2024, 2023, and 2022, and balance sheet data as of June 30, 2024 and 2023.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Year Ended June 30, 2024
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$150,000	$60,066	$47,171,852	$-	$47,381,918
Cost of revenue	$139,414	$897	$44,360,887	$-	$44,501,198
Gross profit	$10,586	$59,169	$2,810,965	$-	$2,880,720
Net income	$(6,277,109)	$(379,370)	$(5,975,636)	$-	$(12,632,115)
Comprehensive income	$(6,277,109)	$(396,456)	$(5,939,998)	$(82,236)	$(12,695,799)

	For the Fiscal Year Ended June 30, 2023
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$257,169	$-	$18,286,074	$-	$18,543,243
Cost of revenue	$150,000	$312,198	$21,743,860	$-	$22,206,058
Gross profit	$107,169	$(312,198)	$(3,457,786)	$-	$(3,662,815)
Net income	$(25,257,696)	$(1,273,299)	$(14,053,844)	$15,327,143	$(25,257,696)
Comprehensive income	$(25,257,696)	$(2,065,384)	$(14,936,399)	$15,327,143	$(26,932,336)

	For the Fiscal Year Ended June 30, 2022
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$-	$7,520,431	$24,761,112	$-	$32,281,543
Cost of revenue	$-	$6,542,201	$19,493,810	$-	$26,036,011
Gross profit	$-	$978,230	$5,267,302	$-	$6,245,532
Net income	$(1,583,761)	$389,137	$1,882,512	$-	$687,888
Comprehensive income	$(1,583,761)	$124,256	$1,273,590	$-	$(185,915)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2024
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$10,711	$25,390	$194,462	$-	$230,563
Receivable from the VIE	$4,408,299	$-	$-	$(4,408,299)	$-
Total current assets	$8,969,510	$11,212,627	$54,695,177	$(33,213,926)	$40,932,053
Investments in subsidiaries and the VIE	$6,372,217	$-	$-	$(6,372,217)	$-
Total assets	$15,341,727	$21,870,052	$55,345,910	$(50,322,932)	$42,234,757
Total liabilities	$32,795	$2,768,155	$57,307,054	$(33,198,421)	$26,909,583
Total shareholders’ equity	$15,308,932	$19,101,897	$(1,961,144)	$(17,124,511)	$15,325,174
Total liabilities and shareholders’ equity	$15,341,727	$21,870,052	$55,345,910	$(50,322,932)	$42,234,757

	As of June 30, 2023
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$1,095,007	$955,375	$700,928	$-	$2,751,309
Receivable from the VIE	$-	$8,403,898	$-	$(8,403,898)	$-
Total current assets	$7,882,234	$17,570,698	$15,204,680	$(8,403,898)	$32,253,714
Investments in subsidiaries and the VIE	$2,564,498	$-	$-	$(2,564,498)	$-
Total assets	$26,209,748	$7,028,174	$16,775,802	$(10,968,396)	$39,045,328
Total liabilities	$31,600	$498,970	$12,336,610	$-	$12,867,180
Total shareholders’ equity	$26,178,148	$6,529,204	$4,439,192	$(10,968,396)	$26,178,148
Total liabilities and shareholders’ equity	$26,209,748	$7,028,174	$16,775,802	$(10,968,396)	$39,045,328

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended June 30, 2024
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(3,384,519)	$2,334,157	$(4,106,484)	$-	$(5,156,846)
Net used in investing activities	$-	$(539,915)	$(132,899)	$-	$(672,814)
Net cash used in (provided by) financing activities	$2,300,223	$(2,658,102)	$3,731,488	$-	$3,373,609

	For the Fiscal Year Ended June 30, 2023
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations		Consolidated Total
Net cash used in operating activities	$(3,390,075)	$100,151	$(2,672,557)		$-	$(5,962,481)
Net used in investing activities	$(4,600,000)	$(885,824)	$(680,272)	$		$(6,166,096)
Net cash used in (provided by) financing activities	$-	$-	$683,277		$-	$683,277

	For the Fiscal Year Ended June 30, 2022
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(7,365,529)	$(8,376,329)	$4,365,662	$-	$(11,376,196)
Net used in investing activities	$(18,302,281)	$10,100,049	$(589,351)	$-	$(8,791,583)
Net cash used in (provided by) financing activities	$34,748,634	$(10,327	$(1,679,374)	$-	$33,058,932

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

We are a holding company incorporated in the Cayman Islands and not a Chinese operating entity. As a holding company, we conduct a substantial majority of our operations through the PRC operating entities. As of the date of this annual report, the operations conducted by us, the Cayman holding company, include contracting third-party companies for develop metaverse platforms and operating live music concerts of two popular mandarin singers during 2022 to 2025. For accounting purposes, we control and receive the economic benefits of the PRC operating entities’ business operations through the VIE Agreements, which enables us to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements under U.S. GAAP. Our Class A Ordinary Shares are shares of our offshore holding company instead of shares of the PRC operating entities.

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

Pursuant to the VIE Agreements, most of our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by Xiamen Pop Culture. See “Item 3. Key Information—Permissions Required from PRC Authorities.” There is no assurance that Xiamen Pop Culture will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

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

MOFCOM and the National Development and Reform Commission, or the “NDRC,” promulgated the Special Measures for Foreign Investment Access (2024 version), or the “Negative List,” on September 6, 2024, which became effective on November 1, 2024. According to the Negative List, the value-added telecommunication businesses covered by EDI and ICP, in which the PRC operating entities engage, falls in the “restrictions” category for foreign investors. To comply with PRC laws and regulations, we rely on the VIE Agreements to operate such business in China.

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

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Mr. Zhuoqin Huang, our chief executive officer, director, and chairman of our board of directors and a PRC citizen, beneficially and indirectly owns 576,308 Class B Ordinary Shares, representing approximately 80.05% of the voting rights in our Company. It is uncertain, however, if these factors would be sufficient to give him control over us under the Foreign Investment Law. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

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

Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021, and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. In connection with the Acquisition of Yi Caishen and the August 2024 PIPE, we are required to complete the filing procedures. According to the Trial Measures, those Chinese companies failing to complete filing procedures may receive a warning from CSRC and be required to rectify the situation, accompanied by a fine ranging from RMB1 million to RMB10 million. The person in charge may receive a warning and be imposed by a fine between RMB500 thousand and RMB5 million. If the controlling shareholder or actual controller of such companies orchestrates or instructs the commission of non-compliance with filing procedures, they will be fined between RMB1 million and RMB10 million. If a securities company or securities service provider fails to perform its duty to urge companies to comply with filing procedures as required by the Trial Measures, it may be warned and face a fine ranging from RMB500 thousand to RMB5 million. The responsible managers and other directly liable personnel may receive a warning and be fined between RMB200 thousand and RMB2 million. As of the date of this annual report, we have not completed the filing procedures for the above transactions nor received any related warnings or fines.

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

On September 30, 2024, the State Council of the PRC promulgated the Regulations on the Security Administration of Network Data (“Security Administration”), which becomes effective on January 1, 2025. According to the Security Administration, network data processing operators engaging in network data processing activities that affect or may affect national security must be subject to national security review. “Network data processors” refer to individuals or organizations that independently determine the purpose and method of processing in network data processing activities.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, AllBright, neither the operations of our PRC subsidiaries, nor of the PRC operating entities, nor our offerings are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration, given that our PRC subsidiaries and the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

In accordance with the relevant PRC laws and regulations, the PRC operating entities are required to maintain various approvals, licenses, and permits and complete certain statutory procedures to operate their business, including the business license, the Value-added Telecommunications Business Operation License, or the EDI and ICP Licenses, the Commercial Performance License, and the filing-for-record procedures before engaging in Internet information service operations. In particular, the EDI and ICP Licenses and the Commercial Performance License the PRC operating entities hold are subject to periodic renewal. In addition, evolving laws and regulations and inconsistent enforcement thereof could lead to their failure to obtain or maintain licenses and permits to do business in China. If the PRC operating entities fail to obtain or renew approvals, licenses, or permits required for their business or to respond to changes in the regulatory environment, they may be subject to fines or the suspension of operations, which could adversely affect their business and results of operations.

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

The PRC operating entities have in recent years shifted their focus from providing event planning and execution services to developing and hosting their own hip-hop events. During the fiscal years ended June 30, 2024, 2023, and 2022, revenue from the Event Hosting business accounted for 9%, 23%, and 46% of our total revenue, respectively, while revenue from the Event Planning and Execution business accounted for 7%, 22%, and 26% of our total revenue, respectively. The recent operation results of the PRC operating entities in this business may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenue, cash flows, and operating margins for the Event Hosting business. The PRC operating entities have encountered, and may continue to encounter in the future, risks, challenges, and uncertainties associated with the development of their Event Hosting business, such as adapting to the fast-evolving hip-hop ecosystem, addressing regulatory compliance and uncertainty, engaging, training, and retaining high-quality employees, and improving and expanding their hip-hop intellectual property portfolio. If the PRC operating entities do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If the PRC operating entities are unable to retain the existing clients for their Event Planning and Execution and Brand Promotion businesses, our results of operations will be materially and adversely affected.

The PRC operating entities provide event planning and execution services and brand promotion services to corporate clients primarily pursuant to service agreements with typical terms ranging from one to six months but usually less than three months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for the PRC operating entities. The PRC operating entities may not be able to accurately predict future trends in corporate client renewals, and their corporate clients’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with their services and solutions and their fees and charges, as well as factors beyond their control, such as level of competition faced by their corporate clients, their level of success in marketing efforts, and their spending levels. In particular, some of the existing corporate clients of the PRC operating entities, including Xiamen Maisite Education Technology Co., Ltd and Guangzhou Taiji Advertising Co., Ltd., have been their clients for many years and the PRC operating entities generated a significant portion of their revenue through services provided to them. If some of the existing corporate clients of the PRC operating entities, in particular historic corporate clients, terminate or do not renew their business relationships with the PRC operating entities, renew on less favorable terms or for fewer services and solutions, and the PRC operating entities do not acquire replacement corporate clients or otherwise grow their corporate client base, our results of operations may be materially and adversely affected.

A substantial portion of the PRC operating entities’ revenue and accounts receivable are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the PRC operating entities would likely incur substantial losses of revenue.

For the fiscal year ended June 30, 2024, two major customers, Lianzhang Digital Designing (Xiamen) Co., Ltd. and Xiamen Maisite Education Technology Co., Ltd., accounted for approximately 34% and 10% of the PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2023, three major customers, Zhejiang Liangxiao Culture Media Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., and Guangdong Hongshi Digital Media Co., Ltd., accounted for approximately 10%, 10%, and 9% of the PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2022, three major customers, Fujian Maibo Culture Communication Co., Ltd, Guangzhou Taiji Advertising Co., Ltd., and Heng’an (China) Paper Industry Co., Ltd., accounted for approximately 29%, 12%, and 7% of the PRC operating entities’ total revenue, respectively. As of June 30, 2024, the PRC operating entities’ top five customers accounted for approximately 75% of their accounts receivable balance, with each customer representing 27%, 17%, 16%, 10%, and 5% of the accounts receivable balance, respectively. As of June 30, 2023, the PRC operating entities’ top five customers accounted for approximately 68% of their accounts receivable balance, with each customer representing 31%, 19%, 7%, 6%, and 5% of the accounts receivable balance, respectively. As of June 30, 2022, the PRC operating entities’ top five customers accounted for approximately 72% of their accounts receivable balance, with each customer representing 35%, 14%, 9%, 7%, and 7% of the accounts receivable balance, respectively. The PRC operating entities’ major customers may change as they adjust marketing strategies or business focus, and any material business disruption affecting their major customers or any decrease in sales to their major customers may negatively impact the PRC operating entities’ operations and cash flows if the PRC operating entities fail to increase their sales to other customers.

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

The PRC operating entities’ business depends on services provided by, and relationships with, various third parties, including advertising companies and media companies, among others. In particular, for the fiscal year ended June 30, 2024, the PRC operating entities purchased 27.00% of their services from two major suppliers; for the fiscal year ended June 30, 2023, the PRC operating entities purchased 40.08% of their services from three major suppliers; and for the fiscal year ended June 30, 2022, the PRC operating entities purchased approximately 22.10% of their services from three major suppliers. The failure of these parties to perform in compliance with their agreements may negatively impact the PRC operating entities’ business.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 14,362,733 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirement. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, we have three independent directors. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of Cayman Islands $15,000 and to imprisonment for five years in the Cayman Islands.

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

The triple class structure of our ordinary shares has the effect of concentrating voting control with our chief executive officer and chairman, and his interests may not be aligned with the interests of our other shareholders.

We have a triple-class structure consisting of Class A Ordinary Shares, Class B Ordinary Shares, and Class C Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, holders of Class B Ordinary Shares are entitled to 100 votes per one Class B Ordinary Share, and holders of Class C Ordinary Shares do not have voting power, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Mr. Zhuoqin Huang, our chief executive officer and chairman, indirectly holds 576,308, or 100% of our issued Class B Ordinary Shares, representing approximately 80.05% of the voting rights in our Company as of the date of this annual report. As a result, until such time as his collective voting power is below 50%, Mr. Huang as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares or Class C Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected. As of the date of this annual report, we have not issued any Class C Ordinary Shares, and our Class C Ordinary Shares are not listed on Nasdaq, or any other stock exchange.

The triple-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the triple class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the fiscal year ended June 30, 2024, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of U.S. GAAP and SEC reporting rules. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of June 30, 2024. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On January 25, 2022, Heliheng and Xiamen Pop Culture established a subsidiary, Xiamen Pupu Investment Co., Ltd (“Xiamen Pupu Investment”), under PRC laws and regulations. Heliheng holds 60% equity interests in Xiamen Pupu Investment and Xiamen Pop Culture holds 40%. Xiamen Pupu Investment planned to engage in cross-border funds management for our Company. In March 2024, Heliheng and Xiamen Pop Culture transferred their equity interests in Xiamen Pupu Investment to Zhuoqin Huang and Jiaming Wu, respectively. As of the date of this annual report, Xiamen Pupu Investment is no longer a subsidiary of the Company.

On December 1, 2022, Shenzhen Pop transferred 4% of the equity interests it held in Shenzhen JamBox Technology Co., Ltd. (“Shenzhen JamBox”) to Wanquan Yi, the legal representative and executive director of Shenzhen Pop, for a consideration of RMB200,000 (approximately $27,333). The equity transfer was declared effective by the local authority on January 11, 2023. In January 2024, Shenzhen Pop sold out a 36% equity interest in Shenzhen JamBox and became a 20% equity shareholder of Shenzhen JamBox. Wanquan Yi, the legal representative and executive director of Shenzhen Pop, Shenzhen HipHopJust Information Technology Co., Ltd., and Zhaowei Wu, two unrelated third parties, collectively hold 80% of the equity interests in Shenzhen JamBox. Shenzhen JamBox is not considered as a subsidiary of Pop Culture as of the date of this annual report.

On October 9, 2023, we held an extraordinary general meeting of shareholders, during which our shareholders passed an ordinary resolution to approve a share consolidation of each 10 ordinary shares with a par value of $0.001 each in our issued and unissued share capital into one ordinary share with a par value of $0.01, effective on such date as our board of directors of the Company shall determine.

On October 12, 2023, our board of directors adopted resolutions to set the effective date of the Share Consolidation to October 26, 2023, and the Share Consolidation was reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on October 27, 2023.

On February 5, 2024, shareholders of the Company held an extraordinary general meeting and approved (1) the increase of the authorized share capital of the Company from $50,000 divided into 4,400,000 Class A ordinary shares of par value $0.01 each and 600,000 Class B ordinary shares of par value $0.01 each, to $60,000 divided into 5,400,000 Class A ordinary shares of par value $0.01 each and 600,000 Class B ordinary shares of par value $0.01 each, and (2) the re-designation and re-classification of 1,000,000 of its authorized but unissued Class A ordinary shares into Class C ordinary shares such that the Company’s authorized share capital is $60,000 divided into 4,400,000 Class A ordinary shares of par value $0.01 each, 600,000 Class B ordinary share of par value $0.01 each, and 1,000,000 Class C ordinary shares of par value $0.01 each. The terms of the Class C ordinary shares are the same as Class A ordinary shares, except that holders of Class C ordinary shares are not entitled to vote.

On March 19, 2024, the Company entered into a series of subscription agreements (collectively, the “March 2024 Subscription Agreements”) with three purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the March 2024 Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 1,500,000 Class A ordinary shares of the Company, par value $0.01 per share (the “Shelf Takedown Shares”), at a purchase price of $2.86 per share, for an aggregate purchase price of $4,290,000 (the “Shelf Takedown”). The Shelf Takedown Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-266130), initially filed with the U.S. Securities and Exchange Commission on July 14, 2022 and declared effective on November 18, 2022 (the “F-3 Registration Statement”). A prospectus supplement to the F-3 Registration Statement in connection with this Shelf Takedown was filed with the U.S. Securities and Exchange Commission on March 19, 2024. The March 2024 Subscription Agreements, the transactions contemplated thereby, and the issuance of the Shelf Takedown Shares were approved by the Company’s board of directors. The closing of the transactions contemplated by the March 2024 Subscription Agreements took place on March 21, 2024. These transactions are collectively referred to as the “March 2024 Shelf Takedown.”

On March 26, 2024, shareholders of the Company held an extraordinary general meeting at which (1) holders of Class A ordinary shares passed a special resolution approving the Class B Variation, (2) all shareholders (voting as one class) passed an ordinary resolution approving the approved the Share Capital Increase, and (3) all shareholders (voting as one class) passed a special resolution approving the Company’s adoption of amended and restated memorandum and articles of association reflecting the Class B Variation and Share Capital Increase. The Company separately received written consent from the sole holder of Class B ordinary shares to the Class B variation on 8 January 2024.

On May 29, 2024, Hualiu Digital established a subsidiary, Xiamen Hualiu Music Culture Media Co., Ltd. (“Hualiu Music”), under PRC laws and regulations. Hualiu Digital holds 40% equity interests in Hualiu Music. As of the date of this annual report, Hualiu Music has not been operative, nor has it generated any revenue.

On May 29, 2024, the Company, through its wholly owned subsidiary Pop Culture HK, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Shaorong Zheng, a former shareholder of Yi Caishen (Xiamen) Trading Co., Ltd., a limited liability company incorporated in China (“Yi Caishen”), with respect to the Target Company. Pursuant to the Stock Purchase Agreement, Pop Culture HK agreed to acquire 98% of the equity interests in the Target Company (the “Target Equity”) from Shaorong Zheng. In consideration of the sale of the Target Equity, the Company agreed to issue to Shaorong Zheng 1,000,000 Class A ordinary shares, par value $0.01 per share, of the Company with an aggregate value of $1,100,000. This transaction is referred to as the “Acquisition of Yi Caishen.” As of the date of this annual report, the Acquisition of Yi Caishen has not been consummated.

On June 25, 2024, Xiamen Pop Culture transferred 40% equity interests it held in Pupu Sibo to Lei Wang. As of the date of this annual report, Xiamen Pop Culture holds 60% equity interests in Pupu Sibo.

On August 6, 2024, the Company, entered into the August 2024 Subscription Agreements with Subscribers. Pursuant to the August 2024 Subscription Agreements and in reliance on Rule 902 of Regulation S, the Company agreed to sell and the Subscribers agreed to purchase an aggregate of 10,000,000 Class A Ordinary Shares, par value $0.01 per share, of the Company at a price of $1.00 per Class A Ordinary Share. On August 23, 2024, the Company closed this transaction. This transaction is referred to as the “August 2024 PIPE.”

Corporate Information

Our principal executive offices are located at Room 1207-08, No. 2488, Huandao East Road, Huli District, Xiamen City, Fujian Province, the PRC, and our phone number is +86-0592-5968169. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and the phone number of our registered office is +1-3459498599. We maintain a corporate website at http://cpop.cn/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

The PRC operating entities have in recent years focused on developing and hosting their own hip-hop events. The PRC operating entities own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties that feature live hip-hop performances in karaoke bars or amusement parks to promote hip-hop culture, and they cooperate with music companies and artists to host various concerts in China; starting from March 2020, the PRC operating entities have been developing and operating hip-hop related online programs (collectively, “Event Hosting”). The PRC operating entities’ hip-hop events generated an aggregate attendance of 149,000, 269,000, and 203,233 during the fiscal years ended June 30, 2024, 2023, and 2022, respectively, and their online hip-hop programs generated over 357 million, 790 million, 210 million views during the fiscal years ended June 30, 2024, 2023, and 2022, respectively. The PRC operating entities generate revenue from their Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts.

The PRC operating entities help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Their services feature significant hip-hop elements and cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the fiscal years ended June 30, 2024, 2023, and 2022, the PRC operating entities served 9, 31, and 21 clients in 23, 87, and 56 events with respect to event planning and execution, respectively.

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

The PRC operating entities also sell digital collections to individual collectors, provide software development and SaaS software services to hip-hop dance training institutions for service fees, and distribute advertisements for corporate customers for service fees (“Other Services”).

For the fiscal years ended June 30, 2024, 2023, and 2022, we had total revenue of $47,381,918, $18,543,243, and $32,281,543, and net income of negative $15,191,180, negative $25,257,696, and $687,888, respectively. Revenue derived from the Event Hosting business accounted for 9%, 23%, and 46% of our total revenue for those fiscal years, respectively. Revenue derived from the Event Planning and Execution business accounted for 7%, 22%, and 26%, of our total revenue for those fiscal years, respectively. Revenue derived from the Brand Promotion business accounted for 83%, 53%, and 27% of our total revenue for those fiscal years, respectively. Revenue derived from Other Services accounted for 1%, 2%, and 1% of our total revenue for those fiscal years, respectively.

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

A Strong and Loyal Corporate Client Base

The PRC operating entities’ brand name and reputation have enabled them to develop and retain a strong and loyal corporate client base for their Event Planning and Execution and Brand Promotion businesses. The PRC operating entities’ corporate client base mainly covers industries such as consumer goods, advertising and marketing, and media. From the start of the PRC operating entities’ operations in 2007 to June 2024, the PRC operating entities had provided event planning and execution and brand promotion services to an aggregate of 442 corporate clients, of which 211 were returning clients to whom we provided services more than once. Our corporate clients include, to name a few, Xiamen Maisite Education Technology Co., Ltd., Fujian Yunbang Culture Communication Co., Ltd., Lianzhang Digital Marketing Designing (Xiamen) Co., Ltd., Tianjin Lemen Hudong Technology Co., Ltd., and Fujian Maibo Culture Communication Co., Ltd.

An Experienced Management Team Able to Leverage the Capabilities of Our Organization

The PRC operating entities’ senior management team is led by Mr. Zhuoqin Huang, our chief executive officer, director, and chairman of the board of directors, who has over 20 years of experience in the marketing industry. Mr. Huang also has considerable experience in the hip-hop industry—he began learning street dance in 1998, cofounded JWM Crew Dance Club, a street dance club based in Fujian Province, in 2002, and was an advisor to the M-ZONE National Street Dance Competition held in 2008. The PRC operating entities’ management team is comprised of highly skilled and dedicated professionals with wide ranging experience in event planning and execution, services, business development, and marketing. In addition, members of the PRC operating entities’ management team have built extensive network in the entertainment industry over the years. We believe that the PRC operating entities’ management will be able to effectively grow their business through continued operating improvement and relationship building.

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

Expand and Enhance the PRC operating entities’ Portfolio of Concerts and Hip-Hop Events

As the PRC operating entities have shifted their focus to developing the Event Hosting business in recent years, we believe that continually expanding and enhancing their portfolio of concerts and hip-hop events is essential to maintaining their growth momentum. The PRC operating entities intend to enter into performance agreements with artists and music companies with greater influence to attract a larger audience. The PRC operating entities plan to continue to increase the size and influence of their existing hip-hop events and develop new hip-hop intellectual property in-house based on participant, sponsor, and sales staff feedback and their in-house industry research. In March 2024, the PRC operating entities held a Super Music Hero concert at the Fuzhou Strait Olympic Sports Center Gymnasium, with an audience of over 25,000. In June 2024, the PRC operating entities held a Super Music Hero concert at the Chongqing Olympic Sports Center Gymnasium, with an audience of over 35,000.

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

Develop and Deepen Relationships with Corporate Clients

As more companies seek to expand their brand presence among the younger generation, the PRC operating entities intend to leverage their deep understanding of this generation and develop cooperation relationships with new corporate clients. The PRC operating entities plan to focus on companies in fast-moving consumer goods, communications, automobile, Internet product, and fashion industries. For example, Pupu Sibo had an event hosting agreement with COFCO Coca-Cola Beverages (Beijing) Limited during July 1, 2022 to June 30, 2024 under which Pupu Sibo was commissioned to host company events for COFCO Coca-Cola Beverages (Beijing) Limited.

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

The Business Model

The PRC operating entities generate revenue from the following principal businesses:

●	Brand Promotion. The PRC operating entities’ Brand Promotion business including online marketing and promotion, trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions for service fees. It focuses on maximizing the potential of their experience in the marketing industry and their long-term relationship with advertising companies by assisting their clients in the creation and promotion of brands, especially among the younger generation.

●	Event Hosting. The PRC operating entities’ Event Hosting business is built around their portfolio of hip-hop intellectual property and strong cooperation with artists and music companies. The PRC operating entities host concerts and hip-hop related events, including a stage play, one dance competition, 11 cultural and musical festivals, and two promotional parties, and create hip-hop related online programs. The PRC operating entities generally organize, operate, and monetize these concerts, hip-hop events, and online hip-hop programs themselves, and derive revenue mainly through sponsorship fees provided by advertisers at those events and ticket sales.

●	Event Planning and Execution. The PRC operating entities’ Event Planning and Execution business is primarily built upon their deep understanding of the preferences of the younger generation, extensive event planning capabilities, and strong connections within the events industry. Instead of carrying out the execution of events themselves, the PRC operating entities typically engage third-party service providers to do so, allowing them to focus their time and energy on the general planning of events and coordination among the various parties at a specific event. To ensure the quality of execution services provided by third-party service providers, the PRC operating entities adopt a standard process of quality control, consisting of selection, inspection, and review.

●	Other Services. The PRC operating entities have expanded their business into digital collection sales, software development services, and SaaS software services.

The following table presents our revenue and gross profit for the fiscal years ended June 30, 2024, 2023, and 2022. See also “Item 5. Operating and Financial Review and Prospects—A. Results of Operations.”

	Revenue			Gross Profit
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,
	2024	2023	2022	2024	2023	2022
Event Hosting	$4,094,200	$4,348,303	$14,711,787	$636,321	$(4,886,768)	$4,857,791
Brand Promotion	39,611,817	9,650,274	8,733,764	1,885,670	227,178	7,375,724
Event Planning and Execution	3,396,661	4,132,477	8,420,328	358,762	708,871	1,088,317
Other services	279,240	412,189	415,664	(33)	287,904	(7,076,300)
Total	$47,381,918	$18,543,243	$32,281,543	$2,880,720	$(3,662,815)	$6,245,532

Brand Promotion

Corporate clients seek the PRC operating entities’ brand promotion services because of their rich experience in organizing brand promotion campaigns, particularly among the younger generation. The PRC operating entities enter into service agreements with their brand promotion clients, and provide different brand promotion solutions depending on their specific needs, target markets, and potential customers. If a company does not currently have a brand, the PRC operating entities systematically create a brand that fits its products and core value; if a company already has an established brand but wants to enter a new business or market, the PRC operating entities work with the company to add new elements to its brand, making it more attractive and memorable to the target customers. As of June 30, 2024, the PRC operating entities had eight employees dedicated to the Brand Promotion business.

Clients of the PRC operating entities’ Brand Promotion business are typically consumer goods companies and advertising and media service providers, including Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd, Xiamen Maisite Education Technology Co., Ltd, Fujian Yunbang Culture Communication Co., Ltd., and Xiamen Shanghexie Culture Communication Co., Ltd. The PRC operating entities provided brand promotion services to 33, 27, and 24 clients during the fiscal years ended June 30, 2024, 2023, and 2022 respectively. Revenue from the PRC operating entities’ Brand Promotion business was $39,611,817, $9,650,274, and $8,733,764 for the fiscal years ended June 30, 2024, 2023, and 2022, respectively, which accounted for 83%, 53%, and 27% of our total revenue for those fiscal years, respectively.

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

The PRC operating entities primarily monetize these concerts, hip-hop events, and online hip-hop programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and tickets to advertisers in exchange for sponsorship fees, and by selling tickets for those concerts. Revenue from the PRC operating entities’ Event Hosting business was $4,094,200, $4,348,303, and $14,711,787 for the fiscal years ended June 30, 2024, 2023, and 2022, respectively, which accounted for 9%, 23%, and 46% of our total revenue for those fiscal years, respectively.

During the fiscal years ended June 30, 2024, 2023, and 2022, the PRC operating entities hosted hip-hop events in 14, 19, and 18 cities in China, respectively. The following table sets out the key performance indicators for the PRC operating entities’ Event Hosting business for the fiscal years indicated:

	Fiscal Years Ended June 30,
	2024	2023	2022
Hip-Hop Events (#)	23	87	58
Hip-Hop Event Participants (#)	149,000	269,000	203,223
Online Hip-Hop Programs (#)	16	16	16
Online Hip-Hop Program Views (#)	356,560,801	790,927,173	209,810,000

Representative Hip-Hop Events

The following chart summarizes the PRC operating entities’ representative events in the Event Hosting business during the fiscal years ended June 30, 2024, 2023, and 2022:

●	Move It (一起跃动街舞舞台剧). See “—Case Study—Move It” below.

●	China Battle Championships (CBC街舞冠军赛, “CBC”). CBC is an annual street dance competition the PRC operating entities have organized since 2010. In the competition, contestants compete in different types of dance, such as breaking, popping, teenager freestyle, and group dance. During the 2022 CBC, the competition was held in 10 cities within China. Around 6,080 contestants participated in the competition and the PRC operating entities invited Klash from Egypt to be judge, and Fryrock from Russia to be a contestant. The 2023 CBC lasted for half a year, covering 14 large and medium-sized cities across the country. The PRC operating entities held four professional competitions and 12 press conferences, attracting 12 hip-hop clubs in 12 provinces across the country and more than 1,000 dancers to participate. As of the date of this annual report, the PRC operating entities are planning for the 2024 CBC.

●	Cross-Strait Hip-Hop Culture Festival (海峡两岸潮流文化节, “CHCF”). CHCF is an annual cultural festival focusing on hip-hop culture and communication between teenagers of Mainland China and Taiwan. The PRC operating entities have been co-hosting CHCF since its establishment in 2017. Representative activities during the cultural festival include teenager street dance competitions, hip-hop industry forums, and hip-hop art exhibitions. CHCF was not held in 2022 or 2023 due to the COVID-19 pandemic. The PRC operating entities will not host CHCF in 2024.

●	Hip-Hop Party (嗨趴). Hip-Hop Party is a series of promotional parties in karaoke bars the PRC operating entities held in since 2019 to promote hip-hop culture and our brand. In 2022, the PRC operating entities held 28 promotional parties in two cities of Fujian Province, attracting a total attendance of approximately 28,000. In 2023, due to the impact of the COVID-19 pandemic, there have been no performances of Hip-Hop Party. The PRC operating entities will not host the 2024 Hip-Hop Party.

●	Popcity Music Festival (潮圣音乐节). Popcity Music Festival is a hip-hop music festival the PRC operating entities held in Xiamen in since 2019. During the event, famous disc jockeys and masters of ceremonies, street dancers, rappers, and noticeable local bands performed together with students and teachers of Hip Hop Master, a street dance school in Xiamen. The event attracted an attendance of approximately 5,000 in 2021 and 2022. Popcity Music Festival was not held in 2023 due to the impact of the COVID-19 pandemic. The PRC operating entities will not host Popcity Music Festival in 2024.

●	Mini Master (街舞萌主展演). Mini Master is a street dance exhibition and performance the PRC operating entities held in Xiamen since 2019. The PRC operating entities designed the event to promote street dance and hip-hop culture among kids. Major activities of the event included street dance competitions for kids and exhibitions of derivatives of hip-hop intellectual property. The event attracted an attendance of approximately 3,000 and 5,000 in fiscal 2022 and 2023, respectively. The PRC operating entities will not host Mini Master in 2024.

●	Super Hip-Hop Dream (SHD超级街舞梦想营). Super Hip-Hop Dream is a series of street dance events focusing on teenagers the PRC operating entities held annually since 2017. The 2022 events lasted nine days in nine different cities in Fujian Province; and the 2023 events lasted only one day and was held in one city in Hainan Province. Major activities of the events included teenager street dance competitions, hip-hop classes, and hip-hop training camps. The events attracted an attendance of approximately 2,980 and 2,000 in fiscal 2022 and 2023, respectively. The PRC operating entities will not host Super Hip Hop Dream in 2024.

Case Study—Move It

Move it is a two-hour long street dance stage play, the first of its kind in China, produced in cooperation with Masters Production, a German third-party production company, and several U.S. directors, including Angel Feliciano, Amen Ra “Bam Bam” Valentine, SamO, and Garrick Footman. In 2022, performances of Move It ran in 10 cities in China, attracting a total attendance of approximately 63,400. In 2023, due to the impact of the COVID-19 pandemic, there have been no performances of Move It. The PRC operating entities will not host Move It in 2024.

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

The PRC operating entities were unable to conduct most performances normally in 2023 due to the impact of the COVID-19 pandemic. As of the date of this annual report, the PRC operating entities are still negotiating the 2024 CBC with sponsors. Currently, the Company is unable to predict the revenue generated by these performances for the period until December 31, 2024. In the future, we will closely monitor the market trend, and resume these performances after COVID-19 related measures are lifted in China.

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

Online Hip-Hop Programs

The PRC operating entities have created 16 online hip-hop programs since March 2020, some of which are Hip-Hop Master (街舞大狮兄), Popping Master (Popping大师), Top Dance Show (TDS街舞达人现场), China Battle Championships (CBC街舞冠军赛), and Pop Trendy Shoes (Pop潮履). Hip-Hop Master is an online street dance tutorial program and consists of 64 episodes of one-minute short music videos that teach beginner street dance moves, tips, and tricks. Popping Master, Top Dance Show, and China Battle Championships are collections of street dance performance videos from hip-hop events the PRC operating entities hosted in recent years, showcasing the talents of hip-hop dancers and fans who participated in the PRC operating entities’ street dance competitions and other hip-hop events. Pop Trendy Shoes is a collection of short music videos on trendy shoes related to hip-hop culture. Starting from March 2020, the PRC operating entities have distributed these short music videos on popular video sharing platforms in China, such as TikTok, Kuaishou, iQiyi, Xiaohongshu, and Xigua Video, and these videos had collectively generated over 2,463 million views as of June 30, 2024. The PRC operating entities monetize these online hip-hop programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and the right to use related images and videos in exchange for sponsorship fees.

Sponsors and Sponsorship Packages

Advertisers that sponsor the PRC operating entities’ concerts, hip-hop events, and online hip-hop programs include consumer goods companies, advertising and marketing companies, and media companies. During the fiscal years ended June 30, 2024, 2023, and 2022, the PRC operating entities received sponsorship fees from 12, 10, and 19 sponsors in an aggregate amount of $1,821,504, $385,076, and $12,566,224, respectively. The price of the PRC operating entities’ sponsorship packages ranges from approximately $174,273 to $1,549,091.

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

Event Hosting Team

As of June 30, 2024, the PRC operating entities had seven employees dedicated to the Event Hosting business, including two managers, two designers, and three event planners. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

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

Revenue from the PRC operating entities’ Event Planning and Execution business was $3,396,661, $4,132,477, and $8,420,328 for the fiscal years ended June 30, 2024, 2023, and 2022, respectively, which accounted for 7%, 22%, and 26% of our total revenue for those fiscal years, respectively.

The following table sets out the key performance indicators for the PRC operating entities’ Event Planning and Execution business as of the fiscal years indicated.

	Fiscal Years Ended June 30,
	2024	2023	2022
Events (#)	23	93	58
Clients (#)	9	31	22

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

The PRC operating entities’ fee for providing event planning and execution services for an event is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employees and independent contractors involved, and the desired effect of the event. The range of the PRC operating entities’ fee is usually between $1,000 and $3,500,000 and the PRC operating entities usually extend to their customers credit terms around 90 days after they successfully provide services. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Clients

Clients of the PRC operating entities’ event planning and execution services include advertising and media service providers, industry associations, and companies in a wide range of industries such as consumer goods, real estate, tourism, entertainment, technology, e-commerce, education, and sports. The PRC operating entities’ repeat customers, among others, include Fujian Maibo communication culture Co., Ltd, Xiamen Many Idea Interactive Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., COFCO Coca-Cola Beverages (Beijing) Limited, and Fujian Yunbang Culture Communication Co., Ltd.

For the fiscal year ended June 30, 2024, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Xiamen Pupu Investment	$2,670,310	5.64%
2	Chengle Marketing Planning Co., Ltd	$378,675	0.80%
3	Xiamen Aozhi Advertising Co., Ltd	$82,264	0.17%
4	Guangzhou Taiji Advertising Co., Ltd	$75,474	0.16%
5	COFCO Coca-Cola Beverages (Beijing) Limited	$70,898	0.15%
	Total	$3,277,621	6.92%

For the fiscal year ended June 30, 2023, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Guangzhou Taiji Advertising Co., Ltd.	$1,286,087	6.94%
2	Guangzhou Blue Door Digital Marketing Consultants Ltd.	$1,096,630	5.91%
3	Fujian Yunbang Culture Communication Co., Ltd.	$760,838	4.10%
4	Fujian Tourism Co., Ltd.	$252,341	1.36%
5	Beijing Weimeng Chuangke Network Technology Co., Ltd.	$169,235	0.91%
	Total	$3,565,131	19.22%

For the fiscal year ended June 30, 2022, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Guangzhou Taiji Advertising Co., Ltd.	$2,792,017	8.65%
2	Heng’an (China) Paper Industry Co., Ltd.	$2,321,088	7.19%
3	Shanghai Chenrong Culture Development Co., Ltd.	$1,315,266	4.07%
4	Quanzhou Shengda Ruixing Culture Development Co., Ltd.	$308,357	0.96%
5	Xiamen Haiyifeng Media Co., Ltd	$184,137	0.57%
	Total	$6,920,865	21.44%

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

Super Music Hero Concerts

In March 2024, Xiamen Pop Culture planned, designed, and held a Super Music Hero concert at the Fuzhou Strait Olympic Sports Center Gymnasium, with an audience of over 25,000. In June 2024, Xiamen Pop Culture planned, designed, and held a Super Music Hero concert at the Chongqing Olympic Sports Center Gymnasium, with an audience of over 35,000.

Representative Events

Most of the events the PRC operating entities plan and execute for corporate clients are marketing events with an emphasis on the younger generation, such as university students and young professionals. The following charts summarize the PRC operating entities’ top 10 events in terms of contract amount in the Event Planning and Execution business during the fiscal years ended June 30, 2024, 2023, and 2022.

Representative Events for the Fiscal Year Ended June 30, 2024

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
March 2, 2024	Xiamen Pupu Investment	Fuzhou, Fujian	Super Music Hero Concert (Fuzhou)	$2,830,528	Event planning and execution

December 19, 2023 to December 21, 2023	Chengle Marketing Planning Co., Ltd	Hohhot, Inner Mongolia	Yin Mountain Winter Media Drive	$249,142	Event planning and execution

September 9, 2023 to October 1, 2023	Chengle Marketing Planning Co., Ltd	Shanghai, Beijing, Zhengzhou, Qingdao	QQ & Fanta Snack House Flash Mob	$152,253	Event site constructing, activity part planning

May 1, 2023 to September 30, 2023; November 1, 2023 to February 29, 2024	Xiamen Aozhi Advertising Co., Ltd.	Xiamen	CMCC Project	$87,200	Planning and designing service

October 26, 2023	Beijing Lulu Meige Cultural Media Co., Ltd	Changzhou	Planning Services on Honeycomb Battery Day	$55,365	Exhibition hall layout and activity part planning

April 11, 2023 to April 10, 2024; January 19 to March 20, 2024	Guangzhou Bluedoor Digital Marketing Consultants Ltd.	Online	2023 Dongfeng Fengshen Private Domain Position Virtual Community Development and Operation Service Project	$45,128	Private domain position virtual community development and operation

January 19, 2024, to May 24, 2024	COFCO Coca-Cola Beverages (Beijing) Limited	Beijing	MIT	$28,942	Setting up the event area and arranging materials

October 17, 2023	Fujian Cross-Strait Cultural Exchange Center	Nanping, Fujian	The Seventh Cross-Strait Shuyuan Forum	$16,947	Event planning and execution

September 30, 2023 to November 30, 2023	Guangzhou Taiji Advertising Co., Ltd	Foshan, Hangzhou, Shanghai and 12 other cities	GAC Toyota Flash Mob Tour	$16,333	Event planning and execution

Representative Events for the Fiscal Year Ended June 30, 2023

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
04/2022 to 10/2022	Guangzhou Blue Door Digital Marketing Consultants Ltd.	Online	2022 Dongfeng Fengshen Private Domain Position Virtual Community Development and Operation Service Project	$464,111	Development and operation services, video shooting

04/2022 to 12/2022	Guangzhou Blue Door Digital Marketing Consultants Ltd.	Online	2022 Dongfeng Fengshen Private Domain Position Virtual Community Development and Operation Service Project	$431,142	Data analysis, marketing strategy plans

06/2022 to 07/2022	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou Conghua	2022 Guangqi Honda ZR-V professional media test drive project	$333,640	Activity planning, on-site construction, and implementation

05/2023 to 05/2023	Fujian Yunbang Culture Communication Co., Ltd.	Fuzhou	Changle Xiasha Music Festival	$302,002	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Guangzhou Taiji Advertising Co., Ltd.	Ningbo	2022 Guangqi Honda ZR-V professional media test drive project	$245,916	Activity planning, on-site construction, and implementation

12/2022	Fujian Yunbang Culture Communication Co., Ltd.	Fuzhou	The first Fukujiu High-quality Development Summit	$221,468	Activity planning, on-site construction, and implementation

09/2022	Fujian Tourism Co., Ltd.	Xiamen	The 22nd CIFIT Fujian Pavilion Design and Decoration Exhibition	$204,584	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Guangzhou Taiji Advertising Co., Ltd.	Xiamen	2022 Guangqi Honda HEV professional media test drive event	$201,335	Activity planning, on-site construction, and implementation

10/2022 to 10/2022	Guangzhou Taiji Advertising Co., Ltd.	Zhuhai	2022 Guangqi Honda’s all-new Binzhi professional media test drive	$194,144	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Fujian Yunbang Culture Communication Co., Ltd.	Jianou	The first “China Wuyi” bamboo industry high-quality development summit event	$191,555	Activity planning, on-site construction, and implementation

Representative Events for the Fiscal Year Ended June 30, 2022

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
05/2021 to 07/2021	Heng’an (China) Paper Industry Co., Ltd.	Guangzhou, Changsha, Chengdu, Xi’an, Hangzhou, Wuhan, Zhengzhou, and Shenyang	The Seventh Mind Act Upon Mind Paper Fashion College Music Gathering	$2,467,841	Offline promotion and activity planning and implementation

04/2021 to 12/2021	Guangzhou Taiji Advertising Co., Ltd.	Sanya, Guiyang, Shanghai, Guangzhou, and Shenzhen	The BMW South Regional Conference in 2021	$3,253,090	On-site event management and event planning and execution

06/2021	Shanghai Chenrong Culture Development Co., Ltd.	Inner Mongolia	2021 Hard bones live house	$712,582	Activity planning, on-site construction, and implementation

06/2021	Shanghai Chenrong Culture Development Co., Ltd.	Hangzhou	2021 Xuan Heavy Music Festival 2021	$681,600	Activity planning, on-site construction, and implementation

01/2022	Beijing One Day Times Culture Communication Co., Ltd.	Xiamen	Xiamen International Racing Children’s Kart Car Competition	$487,964	Activity planning, on-site construction, and implementation; online promotion and publicity

12/2021 to 01/2022	Quanzhou Shanda Ruixing Culture Technology Co., Ltd.	Zhengzhou	2021 Excellence kids bcba kids basketball game	$326,858	Activity planning, on-site construction, and implementation; online promotion and publicity

05/2022	Guangzhou Taiji Advertising Co., Ltd.	Beijing and Guangzhou	2022 Guangqi Honda e: NP1 professional media test drive	$232,364	Activity planning, on-site construction, and implementation

10/2021	Guangzhou Taiji Advertising Co., Ltd.	Suzhou	Guangqi Honda Accord Volkswagen media test drive	$193,791	Activity planning, on-site construction, and implementation

10/2021 to 11/2021	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Shanghai	Fujian Exhibition Hall of the Fourth China International Import Expo in 2021	$185,891	Activity planning, on-site construction, and implementation; online promotion and publicity

09/2021 to 10/2021	Guangzhou Taiji Advertising Co., Ltd.	Shanghai and Beijing	2021 Crown Road Space Transformation experience	$164,978	Activity planning, on-site construction, and implementation

Event Planning and Execution Team and Third-Party Service Providers

As of June 30, 2024, the PRC operating entities had 21 employees dedicated to the Event Planning and Execution business, including three event planners, eight creative staff, six operational staff, and four customer service agents. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

Third-party service providers the PRC operating entities regularly cooperate with include event venue providers, entertainment performance companies, electronic equipment providers, event material producers, event carpentry service providers, security service providers, general event execution service providers, and advertising companies. During the fiscal years ended June 30, 2024, 2023, and 2022, the PRC operating entities cooperated with 35, four, and 20 third-party service providers on 23, 21, and 30 events, respectively.

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

Other Services

The PRC operating entities provide other services, including digital collection sales, software development, SaaS software services, and advertisement distribution. Revenue from the PRC operating entities’ other services was $279,240, $412,189, and $415,664 for the fiscal years ended June 30, 2024, 2023, and 2022, respectively, which accounted for 1%, 2%, and 1% of our total revenue for those fiscal years, respectively.

Digital Collection Sales

Since May 2022, the PRC operating entities have been selling digital collections through its own digital collection sales platform. The digital collections are developed based on intellectual properties of the PRC operating entities and intellectual properties licensed from third parties, including themes of street dance and “wuxia,” which is a genre of Chinese fiction concerning the adventures of martial artists in ancient China, and the Zodiac series. The operating entities have engaged third parties to develop the digital collection sales platform and NFT products. In the fiscal year ended June 30, 2024, there was $153,888 of revenue generated from the segment. Only sporadic revenue was generated prior to fiscal 2024. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Results of Operations for the Fiscal Years Ended June 30, 2024 and 2023—Non-Current Assets.”

Music Recording Services

The PRC operating entities recorded songs and made short music videos for a corporate client for its marketing purposes between September 8, 2021 and January 5, 2022 and received $350,886 in service fees for the fiscal year ended June 30, 2022. In the fiscal years ended June 30, 2024 and 2023, the PRC operating entities generated no such revenue.

SaaS Software Services

On November 18, 2021, the PRC operating entities and two unrelated third parties incorporated Shenzhen JamBox. Shenzhen JamBox provides SaaS software, JamBox, and the related value-added services to hip-hop dance training institutions in China and collects service fees. Hip-hop dance training institutions can use JamBox to manage their students, lessons, and contracts; and students of these institutions can use JamBox to browse information of the institutions, sign up for lessons and manage lessons they have signed up for, and keep track of their learning progress. From its incorporation to January 2024, Shenzhen JamBox have entered into agreements with more than 3,990 hip-hop dance campuses, which have more than 247,789 students. From January 2024 through the date of this annual report, Shenzhen JamBox is not considered as a subsidiary of Pop Culture. See “Item 4. Information on the Company—A. History and Development of the Company.” The PRC operating entities have not engaged in SaaS software services since January 2024.

Software Development Services

In the fiscal year ended June 30, 2024, the Company provided Metaverse software design services to clients, which generated revenue of $66,176.67. The Company provides Metaverse up-chain services or other Metaverse related software tailor-made services to certain clients who have demands for fashion products linked with Metaverse concepts. The Company is seeking opportunities to provide similar services to other clients in the future.

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

Employees

The PRC operating entities had 26, 67, and 87 full-time employees as of June 30, 2024, 2023, and 2022, respectively. The following table sets forth the number of their full-time employees as of June 30, 2024:

Function:	Number
Management	5
Sales Center Management	2
Brand Marketing Department	3
Hip-Hop Department	4
Performance Department	1
Support Center	10
Office of the General Manager	1
Total	26

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

Facilities

Our principal executive offices are located in Xiamen, Fujian, China, where Xiamen Pop Culture leases an office in Xiamen from an independent third party with an area of approximately 413 square meters, with a lease term starting from September 1, 2023 to a day either party ask to terminate, and a monthly rent ranging from RMB28,800 (approximately $3,963). Xiamen Pop Culture also leases an office in Xiamen from an independent third party with an area of approximately 434 square meters, with a lease term of one year from January 20, 2023 to January 19, 2024 and a monthly rent of RMB12,154 (approximately $1,676).

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

Jiangxi Hualiu leases an office in Xiamen from an independent third party with an area of approximately 501 square meters, with a lease term of one year from March 21, 2024 to March 20, 2025 and a monthly rent of RMB12,523 (approximately $1,727).

Shenzhen Pop leases an office in Shenzhen from an independent third party with an area of approximately 294 square meters, with a lease term of three years from March 9, 2022 to March 8, 2025 and a monthly rent ranging from RMB38,408 (approximately $5,297) to RMB44,463 (approximately $6,118).

Pupu Digital leases an office in Xiamen from an independent third party with an area of approximately 930 square meters, with a lease term of one year from March 21, 2024 to March 20, 2025 and a monthly rent of RMB27,888 (approximately $3,846).

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

Xiamen Pop Culture has licensed trademarks,”   “,” “嘻哈大师,” and “嘻哈大狮,” non-exclusively to Xiamen Hip Hop Master Education Services Co., Ltd. for a term from January 1, 2020 to December 31, 2029 for a total consideration of RMB6.6 million (approximately $0.9 million), which are to be paid in installments over the 10 years.

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

Shenzhen JamBox operated an online mini program named “JamBox.” As a non-commercial Internet information service operator, “JamBox” completed the filing-for-record procedures before engaging in Internet information service operations. From January 2024 through the date of this annual report, Shenzhen JamBox is not considered as a subsidiary of Pop Culture. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

As of the date of this annual report, the PRC operating entities are the registered holders of 14 domain names in the PRC.

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

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law, which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019. Under the EIT Law and relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied to these enterprises. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income generated from inside the PRC. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Inclusive Tax Deduction and Exemption Policies for Small and Micro-Sized Enterprises, or “MOF and SAT Notice 13,” from January 1, 2019 to December 31, 2021, an enterprise qualifies as a small-scale and low-profit enterprise if it does not conduct business in a restricted or prohibited industry and it meets the following conditions: (1) having no more than RMB3,000,000 (approximately $439,800) in annual taxable income; (2) having no more than 300 employees; and (3) having no more than RMB50,000,000 (approximately $7,330,000) in total assets. MOF and SAT Notice 13 also provides an enterprise income tax rate of 5% on a small-scale and low-profit enterprise’s annual taxable income that is less than RMB1,000,000 (approximately $146,600) and an enterprise income tax rate of 10% on the enterprise’s annual taxable income more than RMB1,000,000 (approximately $146,600) but less than RMB3,000,000 (approximately $439,800). As of June 30, 2024, WFOE, Xiamen Pop Culture, and Guangzhou Shuzhi were subject to enterprise income tax at the rate of 25%, and the rest of our PRC subsidiaries and the PRC operating entities were subject to preferential tax rates because they were recognized as small-scale and low-profit enterprises.

On March 26, 2023, the MOF and SAT jointly promulgated the Announcement on Preferential Income Tax Policies for Small Enterprises with Meager Profit and Individually-owned Businesses (“MOF and SAT Circular 6”), which is effective from January 1, 2023 to December 31, 2024. According to MOF and SAT Circular 6, small and low profit enterprises are entitled to a preferential tax rate of 5% on taxable income if their annual taxable income below RMB1 million (approximately $0.14 million). On August 2, 2023, the MOF and SAT jointly promulgated the Announcement on Relevant Tax Policies for Further Supporting the Development of Micro and Small-sized Enterprises and Individually Owned Businesses (“MOF and SAT Circular 12), which is effective from January 1, 2023 to December 31, 2027. According to MOF and SAT Circular 12, small and low profit enterprises are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%). A small and low profit enterprise, according to the above circulars, refers to enterprises engaging in industries which are not restricted or prohibited by the PRC government and satisfying three conditions, namely, the annual taxable income amount does not exceed RMB3 million, the staff headcount does not exceed 300, and the total amount of assets do not exceed RMB50 million.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by MOF on December 25, 1993, and were recently amended on October 28, 2011 (together with the VAT Regulations, the “VAT Law”). On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or “MOF and SAT Circular 32.” On March 20, 2019, MOF, SAT, and General Administration of Customs, or “GAC,” jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, which became effective on April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are taxpayers of VAT. The VAT rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. As of June 30, 2024, Zhongpu Shuyuan, Hualiu Digital, Shenzhen Pop, Fujian Hualiu, and Xiamen Qiqin were subject to the VAT rate of 3% because of their small-scale taxpayer status, and the rest of our PRC subsidiaries and the PRC operating entities were subject to VAT at the rate of 6% for services provided.

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

Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021 and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. In connection with the Acquisition of Yi Caishen and the August 2024 PIPE, we are required to complete the filing procedures. According to the Trial Measures, those Chinese companies failing to complete filing procedures may receive a warning from CSRC and be required to rectify the situation, accompanied by a fine ranging from RMB1 million to RMB10 million. The person in charge may receive a warning and be imposed by a fine between RMB500 thousand and RMB5 million. If the controlling shareholder or actual controller of such companies orchestrates or instructs the commission of non-compliance with filing procedures, they will be fined between RMB1 million and RMB10 million. If a securities company or securities service provider fails to perform its duty to urge companies to comply with filing procedures as required by the Trial Measures, it may be warned and face a fine ranging from RMB500 thousand to RMB5 million. The responsible managers and other directly liable personnel may receive a warning and be fined between RMB200 thousand and RMB2 million. As of the date of this annual report, we have not completed the filing procedures for the above transactions nor received any related warnings or fines.

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

A. Operating Results

Results of Operations for the Fiscal Years Ended June 30, 2024, 2023, and 2022

	For the Fiscal Years Ended June 30,
	2024	2023	2022
REVENUE, NET	$47,381,918	$18,543,243	$32,281,543
Cost of revenue	44,501,198	22,206,058	26,036,011
GROSS PROFIT	2,880,720	(3,662,815)	6,245,532

Selling and marketing	262,328	4,646,875	380,723
General and administrative	2,731,596	3,513,236	3,140,824
Allowance for credit loss	8,330,357	2,795,662	1,307,518
Impairment	5,200,000	1,109,194	-
Research and development Expenses	-	8,694,836	-
Total operating expenses	16,524,281	20,759,803	4,829,065

INCOME FROM OPERATIONS	(13,643,561)	(24,422,618)	1,416,467

Other (expenses) income:
Interest expenses, net	(237,403)	(216,558)	(235,327)
Gain on disposal of subsidiaries	1,242,400	-	-
Other (expenses) income, net	130,868	56,044	377,979
Total other income (expenses), net	1,135,865	(160,514)	142,652)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(12,507,696)	(24,583,132)	1,559,119

Provision for income taxes	124,419	674,564	871,231

NET INCOME (LOSS)	(12,632,115)	(25,257,696)	687,888

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2024 and 2023

Revenue

Our revenue for the fiscal years ended June 30, 2024 and 2023 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2024	%	2023	%	Amount	%
Event Hosting	$4,094,200	8.6%	$4,348,303	23.5%	$(254,103)	(5.8)%
Brand Promotion	39,611,817	83.6%	9,650,274	52.0%	29,961,543	310.5%
Event Planning and Execution	3,396,661	7.2%	4,132,477	22.3%	(735,816)	(17.8)%
Other Services	279,240	0.6%	412,189	2.2%	(132,949)	(32.3)%
Total revenue	$47,381,918	100.0%	$18,543,243	100.0%	$28,838,675	155.5%

Total revenue increased by $28.9 million, or 155.5%, from $18.5 million for the fiscal year ended June 30, 2023 to $47.4 million for the fiscal year ended June 30, 2024. The increase in revenue of $28.9 million mainly resulted from an increase in revenue for brand promotion service of $30.0 million offset by a decrease in revenue for event hosting, revenue for event planning and execution, and event for other services of an aggregate of $1.1 million.

Revenue for event hosting and event planning and execution decreased by 5.8% and 17.8% from $4.3 million and $4.1 million for the fiscal year ended June 30, 2023 to $4.1 million and $3.4 million for the fiscal year ended June 30, 2024, respectively, primarily due to the trend of online promotions and the economic downturn in general in China. As a result of the trends, more and more of the PRC operating entities’ clients reduced their offline event budgets, which resulted in a decrease in the demand on event planning and execution.

Revenue for brand promotion increased by 310.5% from $9.7 million for the fiscal year ended June 30, 2023 to $39.6 million for the fiscal year ended June 30, 2024, primarily attributable to following reasons: (i) the PRC operating entities started to cooperate with key opinion leaders (“KOLs”) to conduct online promotion businesses in early 2023, with a combined audience of approximately 45 million followers or viewers through 122 KOLs as of June 30, 2024; and (ii) the PRC operating entities also benefited from the trend of an increase in advertisers’ online promotion budgets.

Other revenue for the fiscal year ended June 30, 2024 was $0.3 million, which represents a decrease of $0.1 million, or 32.3%, as compared to that in the fiscal year ended June 30, 2023. Other revenue includes software development services, digital collection sales, and SAAS services. The decrease mainly resulted from the drop in software development services revenue of $0.2 million, as the PRC operating entities did not allocate enough resources in this sector during the fiscal year ended June 30, 2024. The increase in revenue of digital collection sales was offset by the decrease in revenue of SAAS services.

The average service prices by category of event hosting and event planning and execution for the fiscal years ended June 30, 2024 and 2023 were as follows:

For the Fiscal Year Ended June 30, 2024
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	4	$455,376	-
	Music festival and promotional party	15	$150,454	-
	Online hip-hop program	-	$-	-

	Event Planning and Execution	23	-	156,542

For the Fiscal Year Ended June 30, 2023
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	29	$135,076	-
	Music festival and promotional party	1	$250,000	-
	Online hip-hop program	-	$-	-

	Event Planning and Execution	93	-	44,435

Cost of revenue

The cost of revenue for the fiscal year ended June 30, 2024 increased by 100.4% to $44.5 million from $22.2 million of the prior year.

Cost of Event Hosting Revenue

Cost of event hosting revenue decreased by 62.6% from $9.2 million for the fiscal year ended June 30, 2023 to $3.5 million for the fiscal year ended June 30, 2024, which was due to the decrease in the revenue for event hosting, and higher investment in the promotion and implementation in the segment during the fiscal year ended June 30, 2023 to maintain a high level of scale and quality of the PRC operating entities’ intellectual property.

Cost of Event Planning and Execution Revenue

Cost of event planning and execution revenue decreased by 11.3% from $3.4 million for the fiscal year ended June 30, 2023 to $3.0 million for the fiscal year ended June 30, 2024, which was generally in line with the decrease in the revenue for event planning and execution.

Cost of Brand Promotion Revenue

Cost of brand promotion revenue increased by 300.4% from $9.4 million for the fiscal year ended June 30, 2023 to $37.7 million for the fiscal year ended June 30, 2024, which was in line with the growth in the revenue for brand promotion.

Cost of other services

Cost of other services revenue increased by 124.7% from $0.1 million for the fiscal year ended June 30, 2023 to $0.3 million for the fiscal year ended June 30, 2024, which resulted from higher labor costs in the segment during the fiscal year ended June 30, 2024.

Our cost of revenue for the fiscal years ended June 30, 2024 and 2023 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2024	%	2023	%	Amount	%
Event Hosting	$3,457,879	7.8%	$9,235,071	41.6%	$(5,777,192)	(62.6)%
Brand Promotion	37,726,147	84.8%	9,423,096	42.4%	28,303,051	300.4%
Event Planning and Execution	3,037,899	6.8%	3,423,606	15.4%	(385,707)	(11.3)%
Other Services	279,273	0.6%	124,285	0.6%	154,988	124.7%
Total Cost of Revenue	$44,501,198	100.0%	$22,206,058	100.0%	$22,295,140	100.4%

Gross profit increased by $6.5 million from negative $3.7 million in the fiscal year ended June 30, 2023 to positive $2.8 million in the fiscal year ended June 30, 2024. Gross margin was positive 6.1% in the fiscal year ended June 30, 2024 compared to negative 19.8% in the fiscal year ended June 30, 2023. The negative margin during the fiscal year ended June 30, 2023 primarily resulted from the negative margin in the segment of event hosting. During the fiscal year ended June 30, 2024, brand promotion contributed 65.5% of the total gross profit, which mainly resulted from the 83.6% revenue contribution of this segment. The gross margin of brand promotion service was still at a low level of 4.8% and 2.4% in fiscal year ended June 30, 2024 and 2023, respectively. The gross margin of event planning and execution decreased from 17.2% to 10.6%, which was mainly due to 4% low margin business for Super Music Hero concerts executed, which took 79% of total revenue of this segment during the fiscal year ended June 30, 2024. The low gross margin of other services is mainly due to the reason that software development services was in early stage, which incurred a lot of cost to satisfy varied requirements from customers.

Gross profit and gross margin

Our gross profit and gross margins for the fiscal years ended June 30, 2024 and 2023 are shown in the following table:

	For the Fiscal Years Ended June 30,
	2024			2023			Change
	Amount	%	GP%	Amount	%	GP %	Amount	%
Event Hosting	$636,321	22.1%	15.5%	$(4,886,768)	133.4%	(112.4)%	$5,523,089	(113.0)%
Brand Promotion	1,885,670	65.5%	4.8%	227,178	(6.2)%	2.4%	1,658,492	730.0%
Event Planning and Execution	358,762	12.5%	10.6%	708,871	(19.4)%	17.2%	(350,109)	(49.4)%
Other services	(33)	(0.0)%	(0.0)%	287,904	(7.8)%	69.8%	(287,937)	(100.0)%
Total gross profit	$2,880,720	100.0%	6.1%	$(3,662,815)	100.0%	(19.8)%	$6,543,535	(178.6)%

Operating expenses

Total operating expenses for the fiscal year ended June 30, 2024 decreased by 20.4% to $16.5 million from $20.8 million for the fiscal year ended June 30, 2023. Operating expenses as a percentage of total revenue decreased to 35.0% from 112% in the same period of last fiscal year.

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2024 and 2023:

	For the Fiscal Years Ended June 30,				Change
	2024	%	2023	%	Amount	%
Selling and marketing expenses	$262,328	1.6%	$4,646,876	22.4%	$(4,384,548)	(94.4)%
General and administrative expenses	2,731,596	16.5%	3,513,236	16.9%	(781,641)	(22.2)%
Allowance for credit loss	8,330,357	50.4%	2,795,662	13.5%	5,534,695	198.0%
Impairment loss	5,200,000	31.5%	1,109,194	5.3%	4,090,806	368.8%
Research and development expenses	-	-%	8,694,836	41.9%	(8,694,836)	(100.0)%
Total expenses	$16,524,281	100.0%	$20,759,424	100.0%	$(4,235,143)	(20.4)%

Selling and marketing expenses

Selling and marketing expenses for the fiscal year ended June 30, 2024 were $0.3 million, representing a decrease of 94.4% from $4.6 million in the last fiscal year. This decrease was primarily due to following reasons: (i) during fiscal year ended June 30, 2023, the Company spent $4.6 million on multi-channel network (“MCN”) promotion costs, which were expenses to promote the PRC operating entities’ future business plan related to MCN; (ii) during fiscal year ended June 30, 2024, the Company laid off some employees of the department responsible for event planning and execution to adapt to the reduced demand in this segment (see —Revenue”).

General and administrative expenses

General and administrative expenses for the fiscal year ended June 30, 2024 were $2.7 million, representing a decrease of 22%, or $0.8 million, from $3.5 million in the previous fiscal year. The decrease was mainly due to certain measures taken by the PRC operating entities, such as closing or disposal of certain loss making subsidiaries, to cut down expenses to make the operation more profitable.

Allowance for credit loss

Allowance for credit loss for the fiscal year ended June 30, 2024 was $8.3 million, representing an increase of 198%, or $5.5 million, from $2.8 million in the previous fiscal year. The increase was mainly due to increase in gross accounts receivable and the PRC operating entities’ inability to collect more receivables as a result of the reduction in demand in event planning and execution industry. Furthermore, from the fiscal year ended June 30, 2024, we adopted ASC 326 to measure the expected credit loss, which is more prudent than the method we used before to calculate the allowance.

Impairment loss

Impairment loss during the fiscal year ended June 30, 2024 represent the impairment of prepayment for other long-term assets of $4.6 million and impairment of digital assets of $0.6 million.

Income tax expenses

Income tax expenses amounted to $124,419 and $674,564 for the fiscal years ended June 30, 2024 and 2023, respectively.

The difference in the income tax expenses for fiscal year 2024 compared to the income tax expenses for fiscal year 2023 resulted primarily from no deferred tax effect in fiscal year 2024, while net deferred tax expenses were charged in income tax expenses in fiscal year 2023.

Net income

As a result of the foregoing, our net loss for the fiscal years ended June 30, 2024 was $15.2 million compared to net loss of $25.26 million last year.

Non-Current Assets

We recorded non-current assets of $1,302,704 as of June 30, 2024. The table below sets forth our non-current assets as of the dates indicated.

	As of June 30,
	2024	2023
Non-current assets:
Property and equipment, net	$465,378	$844,614
Intangible assets, net	-	119,519
Investment in films-non-current	535,857	-
Operating right-of-use assets	35,273	84,892
Prepaid Taxes	-	621,990
Other non-current assets	266,196	5,120,599
Total non-current assets	1,302,704	6,791,614

Our non-current assets decreased from $6.8 million as of June 30, 2023 to $1.3 million as of June 30, 2024, mainly because of the following reasons:

(i)	Other non-current assets decreased from $5.1 million as of June 30, 2023 to $0.3 million as of June 30, 2024 because the following two entrusting development projects were completed in fiscal year 2023: (a) prepayment for brand authorization in the amount of $4.6 million as of June 30, 2023 was fully impaired during fiscal year 2024, and (b) prepaid expenses and other prepayment decreased by $0.2 million as compared to last fiscal year end.

(ii)	Property and equipment, net decreased by $0.4 million due to depreciation effect.

(iii)	Prepaid tax decreased by $0.6 million due to its current nature in fiscal year ended June 30, 2024.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2023 and 2022

Revenue

Our revenue for the fiscal years ended June 30, 2023 and 2022 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	Amount	%
Event Hosting	$4,348,303	23.5%	$14,711,787	45.6%	$(10,363,484)	(70.4)%
Brand Promotion	9,650,274	52.0%	8,733,764	27.1%	916,510	10.5%
Event Planning and Execution	4,132,477	22.3%	8,420,328	26.1%	(4,287,851)	(50.9)%
Other Services	412,189	2.2%	415,664	1.2%	(3,475)	(0.8)%
Total revenue	$18,543,243	100.0%	$32,281,543	100.0%	$(13,738,300)	(42.6)%

Total revenue decreased by $13.74 million, or 43%, from $32.28 million for the fiscal year ended June 30, 2022 to $18.54 million for the fiscal year ended June 30, 2023.

Revenue of event hosting decreased by $10.36 million, or 70%, compared to last year as 2022 Popcity Music Festival, 2022 Mini Master, 2022 Super Hip-Hop Dream and 2022 China Battle Championships failed to generate enough sponsorship income due to impact of the COVID-19 pandemic. Revenue of event planning and execution decreased by $4.29 million, or 51%, compared to last year mainly also due to the impact of the COVID-19 pandemic. Revenue of brand promotion increased by $0.92 million, or 11%, compared to last year.

The average service prices by category of event hosting and event planning and execution for the fiscal years ended June 30, 2023 and 2022 were as follows:

For the Fiscal Year Ended June 30, 2023
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	29	$135,076	-
	Music festival and promotional party	1	$250,000	-
	Online hip-hop program	-	$-	-

	Event Planning and Execution	93		44,435

For the Fiscal Year Ended June 30, 2022
		Average price
Type		Number of events	Sponsorship fee	Planning and execution service fees
Event Hosting	Dance competition	28	$328,555	-
	Music festival and promotional party	30	$858,211	-
	Online hip-hop program	2	$518,799	-

Cost of revenue

Our cost of revenue for the fiscal years ended June 30, 2023 and 2022 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	Amount	%
Event Hosting	$9,235,071	41.6%	$11,083,284	42.6%	$(1,848,213)	(16.7)%
Brand Promotion	9,423,096	42.4%	7,091,705	27.2%	2,331,391	32.9%
Event Planning and Execution	3,423,606	15.4%	7,539,494	29.0%	(4,115,888)	(54.6)%
Other Services	124,285	0.6%	321,528	1.2%	(197,243)	(61.3)%
Total Cost of Revenue	$22,206,058	100.0%	$26,036,011	100.0%	$(3,829,953)	(14.7)%

Cost of revenue for the fiscal year ended June 30, 2023 decreased by 15% from $26 million for the fiscal year ended June 30, 2022 to $22 million for the fiscal year ended June 30, 2023.

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

Gross profit and gross margin

Our gross profit and gross margins for the fiscal years ended June 30, 2023 and 2022 are shown in the following table:

	For the Fiscal Years Ended June 30,
	2023			2022			Change
	Amount	%	GP%	Amount	%	GP %	Amount	%
Event Hosting	$(4,886,768)	133.4%	(112.4)%	$3,628,503	58.1%	24.7%	$(8,515,271)	(234.7)%
Brand Promotion	227,178	(6.2)%	2.4%	1,642,059	26.3%	18.8%	(1,414,881)	(86.2)%
Event Planning and Execution	708,871	(19.4)%	17.2%	880,834	14.1%	10.5%	(171,963)	(19.5)%
Other services	287,904	(7.8)%	69.8%	94,136	1.5%	22.6%	193,768	205.8%
Total gross profit	$(3,662,815)	100.0%	(19.8)%	$6,245,532	100.0%	19.3%	$(9,908,347)	(158.6)%

There was a gross loss of $3.66 million in the current fiscal year compared with income of $6.25 million in last year, a decline of $9.91 million.

The decline of event hosting margin was mainly because the PRC operating entities incurred high cost on advertising and promotion activities (which decreased by 6% over last fiscal year), but the revenue generated was not ideal (which decreased by 70% over last fiscal year).

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

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2023 and 2022:

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	Amount	%
Selling and marketing expenses	$4,646,876	22.4%	$380,723	7.9%	$4,266,152	1120.5%
General and administrative expenses (including allowance for credit loss)	6,308,898	30.4%	4,448,342	92.1%	1,860,556	41.8%
Impairment loss	1,109,194	5.3%	-	-%	1,109,194	100.0%
Research and development expenses	8,694,836	41.9%	-	-%	8,694,836	100.0%
Total expenses	$20,759,424	100.0%	$4,829,065	100.0%	$15,930,738	329.9%

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

Net income

As a result of the foregoing, our net loss for the fiscal years ended June 30, 2023 was $25.26 million compared to net income of $0.69 million last year.

Non-Current Assets

We recorded non-current assets of $6,941,757 as of June 30, 2023. The table below sets forth our non-current assets as of the dates indicated

	As of June 30,
	2023	2022
Non-current assets:
Property and equipment, net	$844,614	$71,763
Intangible assets, net	119,519	2,204,411
Operating right-of-use assets	84,892	461,399
Prepaid Taxes	621,990	332,022
Deferred tax assets	-	457,649
Other non-current assets	5,120,599	10,009,200
Total non-current assets	6,791,614	13,536,444

Our non-current assets decreased from $13.54 million as of June 30, 2022 to $6.79 million as of June 30, 2023 mainly because of the following reasons:

(i)	Other non-current assets decreased from $10.01 million as of June 30, 2022 to $5.12 million as of June 30, 2023 because the following two entrusting development projects were completed in fiscal year 2023: (a) the overall planning and design of a metaverse platform, including the layout, framework design, space architecture and role creation, NFT trading system, social interaction system, other subsystems, and technical training with New Continental Technology Inc. in the amount of $4.6 million, and (b) planning, designing, and developing no less than 30 NFT products with corresponding images and no less than five metaverse battle scenes with the theme of martial arts/kungfu culture and dancer/hip-hop culture with China America Culture Media Inc. in the amount of $4 million. Due to the uncertainties of revenue generation from the two projects, the management of the Company decided to expense the two items in the research and development account.

(ii)	Intangible assets, net, decreased from $2.20 million as of June 30, 2022 to $0.12 million as of June 30, 2023, primarily due to 100% allowance provision in amount of $1.1 million for Move IT as the project was not commenced in fiscal year 2023 due to the low customer volume.

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

COVID-19 Affecting Our Results of Operations

The COVID-19 pandemic has, since its initial outbreak, affected our business and results of operations in different ways. From late 2022 to early 2023, the Chinese government gradually released controls on the COVID-19 pandemic, and the PRC operating entities returned to normal operation step-by-step. Due to the COVID-19 pandemic which lasted for approximately three years, most clients of the PRC operating entities do not have enough reserve fund. As a result, their purchasing power, capability, and willingness to invest in advertising and marketing have decreased. There were changes in the ways selected by existing clients and newly acquired clients to release advertisement, including choosing advertising and marketing in the mode of offline activities, or in the mode of online releasing. Therefore, the PRC operating entities’ progress in developing markets was still affected heavily by the COVID-19 pandemic during the fiscal year ended June 30, 2023. During the fiscal year ended June 30, 2024, the COVID-19 pandemic did not have a material impact on the PRC operating entities’ business.

As of June 30, 2024, our cash and cash equivalents were $230,563. Our principal sources of liquidity have been cash generated from our operating activities. We believe this level of liquidity, coupled with our existing cash balance and strong monetization capabilities, is sufficient to allow us to successfully weather adverse changes and economic downturns during an extended period of uncertainty caused by the COVID-19 pandemic.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended June 30, 2024, 2023, and 2022

As of June 30, 2024, we had cash and cash equivalents of $230,563, a total working capital of $15,540,937, and we had several short-term bank borrowings amounting to $4,251,982. For the fiscal year ended June 30, 2024, we had a negative cash flow of $5,156,846 in operating activities, compared with the negative cash flow of $5,962,481 for the fiscal year ended June 30, 2023.

The cash outflow of $5,156,846 in operating activities for the fiscal year ended June 30, 2024 was primarily due to the net loss of $12,632,115, an increase in accounts receivable of $15,051,073, an increase in advances to suppliers of $5,877,685, an increase in other current assets of $905,077, and a non-cash gain on disposal of subsidiaries of $1,242,400, offset by non-cash expenses of allowance for doubtful accounts $8,330,357 and impairment of $5,200,000, and an increase in accounts payable of $11,434,763 and contract liability of $2,919,807. Accounts receivable are a significant component of our working capital. The PRC operating entities usually extend to their customers credit terms of around 90 days after they successfully provide services, which is indicated by the customers’ acknowledgement of completion of the events, activities, or brand solutions by providing the PRC operating entities with completion confirmation forms, resulting in accounts receivable.

The turnover days for accounts receivable for the fiscal years ended June 30, 2024 and 2023 were 169 days and 445 days, respectively, which was calculated as the average of the beginning and ending balance of the accounts receivable for the fiscal year ended June 30 divided by our revenue during that period, multiplied by 360 days. The timeline of the PRC operating entities’ collection can be influenced by economic environment, market liquidity, customers’ financial conditions, and their collection effort.

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

On March 14, 2024, the Company obtained approximately $2.3 million by issuing 1.5 million Class A ordinary shares at $2.86 per share after deducting the offering costs. We will make efforts to raise capital from time to time to maintain the normal operation. Accordingly, we believe we have sufficient cash to fund our operations for at least the next 12 months from the date of this annual report.

The following table provides the information about our working capital as of June 30, 2024 and 2023:

	As of		Change
	June 30,	June 30,
	2024	2023	Amount	%
Current assets	$40,932,053	$32,253,714	$8,678,339	26.9%
Current liabilities	25,391,116	12,827,546	12,563,570	97.9%
Working capital	$15,540,937	$19,426,168	$(3,885,231)	(20.0)%

As of June 30, 2024, we had working capital of $15,540,937, a decrease of $3,885,231, or 29%, from $19,426,168 as of June 30, 2023.

As of June 30, 2024, our total current assets amounted to $40,932,053, which primarily included $230,563 in cash, $24,302,942 in accounts receivable, $12,697,192 in advances to suppliers, $885,800 in investment in film, and $2,025,820 in other current assets. Our total current liabilities were $25,391,116 as of June 30, 2024, which primarily included $4,667,548 in short-term bank loans and long-term loan current portion, $4,117,521 in tax payable, $11,807,997 in accounts payable, $1,580,995 in accrued liabilities and other payables for third parties and related parties, $45,269 in operating lease liability-current, and $3,171,786 in contract liability.

As of June 30, 2023, we had working capital of $19,426,168, a decrease of $21,314,005, or 52%, from $40,740,173 as of June 30, 2022.

As of June 30, 2023, our total current assets amounted to $32,253,714, which primarily included $2,751,309 in cash, $885,824 in investment in movies, $19,642,337 in accounts receivable, $8,864,972 in advances to suppliers, $13,280 in due from related parties, and $95,992 in other current assets. Our total current liabilities were $12,827,546 as of June 30, 2023, which primarily included $5,130,115 in short-term bank loans, $4,327,182 in tax payable, $2,697,089 in accounts payable, $215,042 in accrued liabilities and other payables, $65,115 in operating lease liability-current, and $393,003 in contract liability.

The following table summarizes our cash flows for the fiscal years ended June 30, 2024, 2023, and 2022:

	For the Fiscal Years Ended June 30
	2024	2023	2022
Net cash provided by (used in) operating activities	$(5,156,846)	$(5,962,481)	$(11,376,196)
Net cash (used in) provided by investing activities	(672,814)	(6,166,096)	(8,791,583)
Net cash provided by financing activities	3,373,609	683,277	33,058,932
Effect of exchange rate fluctuation on cash	(64,695)	(199,423)	184,902
Net increase (decrease) in cash	$(2,520,746)	$(11,644,723)	$13,076,055

Cash flow used in operating activities

The cash outflow of $5,156,846 in operating activities for the fiscal year ended June 30, 2024 was primarily due to the net loss of $12,632,115, an increase in accounts receivable of $15,051,073, an increase in advances to suppliers of $5,877,685, an increase in other current assets of $905,077, and a non-cash gain on disposal of subsidiaries of $1,242,400, offset by non-cash expenses of allowance for doubtful accounts $8,330,357 and impairment of $5,200,000, and an increase in accounts payable of $11,434,763 and contract liability of $2,919,807.

Net cash used in operating activities was $5,962,481 during the fiscal year ended June 30, 2023, compared with net cash used in operating activities was $11,376,196 during the fiscal year ended June 30, 2022.

For the fiscal year ended June 30, 2023, net cash used in operating activities was $5,962,481, mainly derived from the net loss of $25,257,696, a decrease in other non-current assets of $8,024,450, a decrease in accounts receivable, net of $2,034,125, and an increase in accounts payable of $1,881,259.

For the fiscal year ended June 30, 2022, net cash used in operating activities was $11,376,196, mainly derived from an increase in other non-current assets of $2,061,939, an increase in advances to suppliers of $7,542,591, an increase in taxes payable of $295,333, and a decrease in contract liability of $1,599,990.

Cash flow used in investing activities

For the fiscal year ended June 30, 2024, net cash used in investing activities was $672,814, which mainly derived from investment in films of $535,834, lending to related parties of $98,273, and investment in equity investment of $44,292, offset by proceeds from related party on disposal of subsidiaries of $13,841.

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

Cash flow provided by financing activities

For the fiscal year ended June 30, 2024, net cash provided by financing activities was $3,373,609, consisting of proceeds from short-term bank loans and long-term bank loans in the amount of $4,318,459 and $2,090,237, respectively, capital contribution from shareholders of $4,290,000, offset by repayment for short-term bank loans and long-term bank loans of $4,027,793 and $1,307,303, respectively, and payment of offering cost of $1,989,777.

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

Contractual Obligations

Lease Commitments

The PRC operating entities entered into four leases for office spaces located at Xiamen and Shenzhen City in China, and the amortization of right-of-use assets charged to operations under operating lease for the fiscal years ended June 30, 2024 and 2023, amounted to $49,723 and $111,808, respectively.

As of June 30, 2024, the future minimum rent payable under the non-cancelable operating lease were:

For the fiscal years ended June 30,	Rental amount
2025	$46,454
Thereafter	-
Total lease payments	$46,454

Off-Balance Sheet Arrangements

As of June 30, 2024 and 2023, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2023 to June 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Credit losses

From July 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after July 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Expected provision for credit losses are included in general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

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

Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a software that we purchased externally and is amortized straight-line over 10 years in accordance with the way we estimate to generate economic benefits from such software. Such software is owned by Shenzhen JamBox, which is not considered as a subsidiary of Pop Culture as of the date of this annual report.

Impairment of long-lived assets

In accordance with ASC Topic 360, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. We recorded the impairment charge of $4.6 million, $1.1 million, and nil for the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

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

Brand promotion - The Company provides integrated branding services primarily including the tailor-made digital marketing strategy design and placement on different media platforms based on customers’ needs in respective industries, including the internet, automobile, finance, electronics, and consumer goods, as the single performance obligation and revenue is recognized over time during the contract period under input method according to the actual placement. The Company also provides online targeted marketing services to provide marketing strategy design and placement on famous advertising platform for the promotion of the customer as the single performance obligation and recognize revenue over time during the contract period under output method according to the agreed settlement statement. The Company is the primary obligator and bearing the service risk of the marketing and branding services, and the Company has the right and ability to direct which media channel to place the advertisement to the customer on the Company’s behalf and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal.

Other services - The PRC operating entities sell digital collections, provide software development and SaaS software services to hip-hop dance training institutions for service fees, and distribute advertisements for corporate customers for service fees.

The PRC operating entities account for a contract of event hosting, event planning and execution, or brand promotion when they have legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, activity, qualified online program or video, or brand solution, and the contract price is fixed. Contract terms typically include a customary requirement for payment within 90 days after the PRC operating entities successfully provide services, which is indicated by the customer’s signed acknowledgement of completion on such event, activity, online program, or brand solution by providing the PRC operating entities with completion confirmation forms.

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

For distribution of advertisements, the PRC operating entities satisfy their performance obligation over time by measuring the progress based on time elapsed, as the customer simultaneously receives and consumes the benefit of service provided, during the period of time when the advertisement is displayed. Payment is usually required within 90 days after the completion of distribution.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Deferred Tax Assets for fiscal 2024 and 2023 was not recognized. We do not believe that there was any uncertain tax position as of June 30, 2024 and 2023.

Recent Accounting Pronouncements

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Room 1207-08, No. 2488, Huandao East Road, Huli District, Xiamen City, Fujian Province, the PRC.

Name	Age	Position(s)
Zhuoqin Huang	46	Chief Executive Officer, Director, and Chairman of the Board of Directors
Wenjuan Qiu	38	Vice President and Director
Yunzhu Chen	43	Chief Financial Officer
Zhidi Lin	40	Independent Director
Azhen Lin	37	Independent Director
Haiquan Hu	49	Independent Director

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

Ms. Wenjuan Qiu has served as the Vice President and Director of our Company since May 2024, and the Director of General Manager’s Office of Xiamen Pop Culture, responsible for proposing and implementing business strategies of Xiamen Pop Culture, since July 2013. She has also served as the general manager of Hualiu Digital since April 14, 2022. Before joining Xiamen Pop Culture and Hualiu Digital, she worked at the Market Development Department of Bang Meng Hui Jun Consulting Co. Ltd., a consulting firm, from July 2009 to June 2013. Ms. Qiu holds a bachelor’s degree in e-commerce from Yango University of Fuzhou University.

Ms. Yunzhu Chen has served as the Chief Financial Officer of our Company since May 2024 and Financial Manager of Xiamen Pop Culture since July 2017. Before joining in Xiamen Pop Culture, she had approximately 12 years of experience in finance and accounting. Ms. Chen was the Deputy General Manager of the Finance Department at Gao Qing (Xiamen) Venture Capital Co., Ltd., an investment company, from October 2015 to June 2017, financial manager with Xiamen South Keyu Technology Co., LTD, a company in the software industry, from January 2010 to September 2015, and an accountant with Xiamen Taikeluo Superhard Tools Co., LTD, a company engaging in the metal work industry, from November 2005 to November 2009. Ms. Chen holds a bachelor’s degree in accounting from Jimei University.

Mr. Zhidi Lin has served as an independent director of our Company since December 2023. Mr. Lin has served as the Chief Financial Officer and Secretary of the Board of Directors of Xiamen Kaopu Cloud Co. (“Kaopu Cloud”), a cloud service provider, since May 2019. His experience focuses on financial management and risk management. At Kaopu Cloud, Mr. Lin leads the development of a financial management system and the establishment of an integrated financial control system for budgeting, funding, expense reimbursement, and financial analysis. He also formulates Kaopu Cloud’s internal control system and participates in the operation and management of Kaopu Cloud. Before joining Kaopu Cloud, from July 2018 to May 2019, Mr. Lin served as the Chief Financial Officer and Secretary of the Board of Directors of Yew Wah Landscape Co. (“Yew Wah”), a company providing landscape design, planting, and construction services. Mr. Lin was responsible for Yew Wah’s financial management, including initial public offering (“IPO”) financial standardization, tax planning, internal control construction, investment, and financing. He was also in charge of equity financing, bank financing, foreign investment, and IPO, and coordinating the daily work of Yew Wah’s Board of Directors. Mr. Lin holds a bachelor’s degree in food science and engineering from Jimei University in 2007, and a master’s degree in economics from Fujian Normal University in 2010.

Ms. Azhen Lin has served as an independent director of our Company since December 2023. Ms. Lin has also served as the general manager of the general management department at Xiamen Bojie Industrial Co., Ltd (“Xiamen Bojie”), a retailer of hardware and construction materials, since May 2014. She coordinates and manages the human resources department, the administration department, and the procurement department at Xiamen Bojie. She holds a junior college degree in finance accounting from Xiamen Huaxia University.

Mr. Haiquan Hu has served as an independent director of our Company since December 2023. Mr. hu has also served as the general manager of Giant Master Culture Development Co., Ltd (“Giant Master”), a culture development company, since October 2008, the general manager of Hangzhou Jujiang Star Electronic Commerce Co., LTD (“Jujiang Star”), a multi-channel network provider collaborating with influencers to provide audience development, content programming, creator collaborations, digital rights management, monetization, and/or sales, since June 2020, and the founder of Haiquan Fund, a venture capital fund focusing on artificial intelligence, healthcare, and entertainment areas, since 2013. Mr. Hu is responsible for formulating strategic planning and management policies at both Giant Master and Jujiang Star. At Haiquan Fund, Mr. Hu determines the investment direction of the fund, and is one of the members of the investment committee. He has rich experience in the entertainment and culture industries. Mr. Hu holds a bachelor’s degree in foreign trade from Shenyang Radio and Television University.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, currently beneficially own approximately 80.05% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the fiscal year ended June 30, 2024, we paid an aggregate of $158,228.43 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund. The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations as of the date of this prospectus, which may subject them to penalties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.”

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

Subject to the provisions of the Companies Act (Revised) of the Cayman Islands and our amended and restated memorandum and articles of association, the business of the Company shall be managed by our directors who may for that purpose exercise all the powers of the Company.

Terms of Directors and Executive Officers

Unless removed from office pursuant to our amended and restated articles of association, each of our directors holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors serve on each of the committees and the charters we have adopted for each of the three committees apply. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of three independent directors, Ms. Azhen Lin, Mr. Zhidi Lin, and Mr. Haiquan Hu. We have determined that each of our independent directors satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board has also determined that Mr. Zhidi Lin qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of three independent directors, Ms. Azhen Lin, Mr. Zhidi Lin, and Mr. Haiquan Hu. Ms. Azhen Lin is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of three independent directors, Ms. Azhen Lin, Mr. Zhidi Lin, and Mr. Haiquan Hu. Mr. Haiquan Hu is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, which is attached as Exhibit 97.1 to this annual report.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares Class B Ordinary Shares, and Class C Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares, Class B Ordinary Shares, or Class C Ordinary Shares. As of the date of this annual report, there is no shareholder holding our Class C Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares, Class B Ordinary Shares, or Class C Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 14,362,733 Class A Ordinary Shares, 576,308 Class B Ordinary Shares outstanding, and 0 Class C Ordinary Shares as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares, Class B Ordinary Shares, or Class C Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned						Total Voting
	Class A		Class B		Class C		Power*
	Number of Shares	%	Number of Shares	%	Number of Shares	%	%
Directors and Executive Officers(1)
Zhuoqin Huang(2)	-	-	576,308	100.0	-	-	80.05
Wenjuan Qiu	-	-	-	-	-	-	-
Yunzhu Chen	-	-	-	-	-	-	-
Zhidi Lin	-	-	-	-	-	-	-
Azhen Lin	-	-	-	-	-	-	-
Haiquan Hu	-	-	-	-	-	-	-
All directors and executive officers as a group (six persons)	-	-	576,308	100.0	-	-	80.05

5% Shareholders
Joya Enterprises Limited(2)	-	-	576,308	100.0	-	-	80.05
Bofeng Holdings Limited(3)	1,000,000	6.96	-	-	-	-	1.39
New Rise International Limited(4)	1,000,000	6.96	-	-	-	-	1.39
Jue Chen	1,000,000	6.96	-	-	-	-	1.39
Shaorong Zheng	2,400,000	16.71	-	-	-	-	3.33
HK Weiyi Culture Media Limited(5)	1,500,000	10.44	-	-	-	-	2.08
HK Longren Number Media Limited(6)	1,500,000	10.44	-	-	-	-	2.08

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 100 votes per one Class B Ordinary Share. Class C Ordinary Shares carries no voting power.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 1207-08, No. 2488, Huandao East Road, Huli District, Xiamen City, Fujian Province, the PRC.

(2)	Represents 576,308 Class B Ordinary Shares held by Joya Enterprises Limited, a British Virgin Islands company, which is 100% owned by Zhuoqin Huang. The registered address of Joya Enterprises Limited is Mandar House, 3rd Floor, P.O. Box 2196, Johnson’s Ghut, Tortola, VG1110, British Virgin Islands.

(3)	Represents 1,000,000 Class A Ordinary Shares held by Bofeng Holdings Limited, a British Virgin Islands company, which is 100% owned by Chunxiao Cui. The registered address of Bofeng Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	Represents 1,000,000 Class A Ordinary Shares held by New Rise International Limited, a Hong Kong company, which is 100% owned by James Yuk Pong Leung. The registered address of New Rise International Limited is Siu Ying Commercial Building, 151-155 Queen’s Road, Central, Hong Kong.

(5)	Represents 1,500,000 Class A Ordinary Shares held by HK Weiyi Culture Media Limited, a Hong Kong company, which is 100% owned by Zhaowei Wu. The registered address of HK Weiyi Culture Media Limited is Unit 4, 16/F, Ho King Commercial Centre, 2-16 Fa Yuen St, Mong Kok, Hong Kong.

(6)	Represents 1,500,000 Class A Ordinary Shares held by HK Longren Number Media Limited, a Hong Kong company, which is 100% owned by Zhiyong Wu. The registered address of HK Longren Number Media Limited is No. 560, Qiaoying Road, Jimei District, Xiamen City, Fujian Province, China.

As of the date of this annual report, 3,319,433, or approximately 23.11% of our issued and outstanding Class A Ordinary Shares are held in the United States by 21 record holders (CEDE & CO and others) and none of our issued and outstanding Class B Ordinary Shares are held by record holders in the United States. As of the date of this annual report, we do not have Class C Ordinary Shares issued and outstanding.

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The VIE Agreements

See “Item 4. Information on the Company—A. History and Development of the Company—The VIE Agreements.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Zhuoqin Huang	Chairman of the board of the Company
Shenzhen HipHopJust Information Technology Co., Ltd.	Minority shareholder of Shenzhen JamBox
Weiyi Lin	Director of Xiamen Pop Shuzhi and former vice president and former director of the Company
Lei Wang	Director of Pupu Sibo
Wanquan Yi	Director of Shenzhen Pop
Shenzhen JamBox	A company controlled by Wanquan Yi, director of Shenzhen Pop
Xiamen Hualiu Boying Film & Media Co., Ltd. (“Hualiu Boying”).	A company with minority interest
Xiamen Pupu Investment	A company controlled by the Chairman of the Company

Trademark Licensing

Our chief executive officer, Mr. Zhuoqin Huang, has licensed two trademarks, “CBC” and “潮圣,” to Xiamen Pop Culture for a term from January 1, 2020 to December 31, 2029 for free. The licensing contract will be automatically renewed for 10 years unless Mr. Huang and Xiamen Pop Culture terminated the agreement by mutual consent.

Intellectual Property Transfer

On January 19, 2022, Shenzhen HipHopJust Information Technology Co., Ltd. transferred its all software, applets, program source code, and trademarks required to operate the JamBox system indefinitely to Shenzhen JamBox for the amount of RMB1,000,000 (equivalent to $154,909). The software transferred included JamBox store management system, JAMYO software on Android platform mobile phones, and Hip Dance Jam software on Android platform mobile phones.

Other Related Party Transactions

Related party transaction during the fiscal year ended June 30, 2023:

In February, March, April, and June of 2023, Fujian Hualiu paid RMB96,300 (equivalent to $13,280) in total to Weiyi Lin, then vice president and director of the Company, for live broadcasting projects.

In February, March, April, and May of 2023, the Company paid $95,993 in total to Weiyi Lin for petty cash and project borrowings.

Shenzhen JamBox repaid the loan RMB1,000,000 (approximately $143,810) to Shenzhen HipHopJust Information Technology Co., Ltd. in November 2022.

Related party transaction during the fiscal year ended June 30, 2024:

The Company loaned to Shenzhen JamBox RMB710,000 (approximately $98,273). Together with the original balance of receivable from Shenzhen JamBox, the total receivable as of June 30, 2024 was RMB2,831,000, or $389,559. As Shenzhen JamBox’s net assets were negative and it suffered an accumulated loss, the Company made full provision of the balance.

The Company sold 40% equity interests in Pupu Sibo to Lei Wang with a total consideration of RMB186,500, of which RMB100,000 ($13,841) was received, and the remaining balance of RMB86,500 ($11,903) was still outstanding as a receivable.

The Company sold 36% equity interests in Shenzhen JamBox to Wanquan Yi with consideration of RMB1,800,000, or $249,142, which was still outstanding as a receivable as of June 30, 2024.

The Company sold 60% equity interests in Xiamen Pupu Investment to Mr. Huang, the Chairman of the Company, with nil consideration. The Company sold 40% equity interests in Xiamen Pupu Investment to Mr. Jiaming Wu, an employee of the Company with nil consideration.

The Company provided event hosting services to Xiamen Pupu Investment in the amount of RMB19,292,452.83, or $2,670,310.

The Company provided technical services to Hualiu Boying in the amount of RMB127,139, or $18,598.

Weiyi Lin repaid a loan amount of RMB96,300, or $13,329, to the Company.

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

During the fiscal years ended June 30, 2024, 2023, and 2022, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIE were as follows: in July 2021, Pop Culture Group transferred approximately $7,081,000 of the net proceeds from our initial public offering to Pop Culture HK, which in turn transferred approximately $7,050,000 to Heliheng; in May and June 2022, Pop Culture Group transferred approximately $3,019,000 to Pop Culture HK, which in turn transferred approximately $3,008,400 to Heliheng; and in September 2022 and January 2023, Pop Culture Group transferred approximately $3,807,000 to Pop Culture HK. In September 2022, October 2022, November 2022, December 2022, February 2023, and April 2023, Heliheng transferred approximately $1,766,000 to Xiamen Pop Culture. During the fiscal year ended June 30, 2024, Pop Culture Group transferred $703,000 to Pop Culture HK and Pop Culture HK transferred $900,000 to Pop Culture Group. During the fiscal year ended June 30, 2024, Xiamen Pop Culture transferred RMB4,972,000 (approximately $684,170) to Heliheng, and Heliheng transferred RMB10,220,000 (approximately $1,415,572) to Xiamen Pop Culture.

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

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Pop Culture HK, and our subsidiary in California, Pop Culture Global Operations Inc. Pop Culture HK will rely on the distribution of payments as dividends from (i) Shuzi Sports, (ii) Xiamen Pupu Investment, and (iii) Heliheng, which will rely on payments from Xiamen Pop Culture pursuant to the VIE Agreements. If Xiamen Pop Culture or its subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

B. Memorandum and Articles of Association

We are filing our amended and restated memorandum and articles of association as Exhibits 1.1 and 1.2 to this annual report. Please refer to Exhibit 2.3 to this annual report for a description of our amended and restated memorandum and articles of association and differences in corporate laws.

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

Currently, as resident enterprises in the PRC, Heliheng and its subsidiaries as well as Xiamen Pop Culture and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB3 million is subject to a reduced rate of 5%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Pop Culture Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares or Class B Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Class A Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Class A Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Class A ordinary shares or with respect to the receipt of dividends on their Class A Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

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

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. We have not declared any dividends to our shareholders as of the date of this annual report.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. Our Class A Ordinary Shares are presently traded on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Based on our operations and the composition of our assets, it appears that we are not a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the VIE, and as a result, we are treating the VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning the VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our offerings. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our offerings) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC. Our Class A Ordinary Shares are presently traded on the Nasdaq Capital Market.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of June 30, 2024 and 2023, $218,727 and $724,437 of our cash was maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB500,000) for each financial institution. According to press release of China Securities Times and China News on July 13, 2023, Hong Kong Monetary Authority proposed that the upper limit of deposit protection in Hong Kong be enhanced to HK$800,000 from HK$500,000. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.3%, 0.2%, and 0.9%, in first three quarters of 2024, and calendar years of 2023 and 2022, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

We incurred approximately $2,360,602 in expenses in connection with our initial public offering, which included approximately $1,524,000 in underwriting discounts, approximately $414,783 in expenses paid to or for underwriters, and approximately $421,819 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The net proceeds raised from the initial public offering were $34,839,398 after deducting underwriting discounts and the offering expenses payable by us. As of June 30, 2024, we had used up the proceeds for working capital and research and development costs.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2024.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of June 30, 2024, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2024. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Zhidi Lin qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Zhidi Lin satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm, for the periods indicated.

	For the Fiscal Years Ended June 30,
	2024	2023
Audit fees (1)	168,000	$145,000
Audit-Related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	168,000	$145,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, our board of directors has elected to follow our home country rules and be exempt from the requirements to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain issuances of securities in connection with the acquisition of the stock or assets of another company.

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

Item 16K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Pop Culture Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum of Association
1.2*	Amended and Restated Articles of Association (included in Exhibit 1.1)
2.1*	Specimen Certificate for Class A Ordinary Shares
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-253777) filed with the Securities and Exchange Commission on May 13, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.2	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.3	The Amended and Restated Exclusive Services Agreement between Heliheng and Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.4	The form of Amended and Restated Powers of Attorney granted by shareholders of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.5	The Power of Attorney granted by Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.6	The Amended and Restated Share Pledge Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.7	The Amended and Restated Exclusive Option Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated February 19, 2021 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.8	The form of Amended and Restated Spousal Consent granted by the spouse of each individual shareholder of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.9	The Spousal Consent granted by the spouse of Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.10	English Translation of Trademark Licensing Contract between Xiamen Pop Culture and Zhuoqin Huang dated December 25, 2019 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.11	English Translation of Credit Facility Agreement between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated June 20, 2023 (incorporate by reference to Exhibit 4.11 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)

4.12	English Translation of Maximum Amount Guarantee Contract between Xiamen Pop Culture and Bank of China Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.13*	English Translation of Credit Line Contract between Xiamen Pop Culture and Xiamen International Bank Co., Ltd. dated October 8, 2023
4.14*	English Translation of Credit Line Contract between Xiamen Pop Culture and Xiamen International Bank Co., Ltd. dated February 27, 2024
4.15*	English Translation of Credit Line Contract between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated June 20, 2023
4.16*	English Translation of Loan Contract between Xiamen Pop Culture and Industrial Bank Co., Ltd. dated December 27, 2023
4.17*	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated November 24, 2023
4.18*	English Translation of Maximum Amount Mortgage Contract dated November 24, 2023 by and between Guangzhou Shuzhi and Bank of China Co., Ltd.
4.19*	English Translation of Maximum Amount Guarantee Contract dated November 24, 2023 by and between Xiamen Pop Culture and Bank of China Co., Ltd.
4.20*	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated December 25, 2023
4.21*	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated April 29, 2024
4.22*	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated May 17, 2024
4.23*	English Translation of Loan Contract between Guangzhou Shuzhi and Industrial and Commercial Bank of China Limited Guangzhou Fangcun Branch dated August 31, 2023
4.24*	English Translation of Maximum Amount Guarantee Contract dated September 21, 2022 by and between Xiamen Pop Culture and Industrial and Commercial Bank of China Limited Guangzhou Fangcun Branch
4.25	English Translation of Short-Term Working Capital Loan Agreement between Guangzhou Shuzhi and Bank of China Co., Ltd. Guangzhou Panyu Branch Office dated May 31, 2022 (incorporate by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.26	English Translation of Occupancy Service Agreement between Xiamen Pop Culture and Qingwa Incubator Co., Ltd. dated January 25, 2022 (incorporate by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 28, 2022)
4.27	Copyright Licensing Agreement by and between Pop Culture Group and World Trade Technology LLC dated March 5, 2022 (incorporate by reference to Exhibit 4.32 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.28*	English Translation of the Lease Agreement dated March 21, 2024 by and between Jiangxi Hualiu and an Independent Third Party
4.29	English Translation of the Housing Sales Agreement dated October 21, 2022 by and between Guangzhou Shuzhi and an Independent Third Party (incorporate by reference to Exhibit 4.37 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.30	English Translation of the Lease Agreement dated March 9, 2022 by and between Shenzhen Pop and an Independent Third Party (incorporate by reference to Exhibit 4.38 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.31	English translation of Content Introduction Contract by and between Guangdong Shuzhi and Guangdong Hongshi Digital Media Co., Ltd. dated January 1, 2023 (incorporate by reference to Exhibit 4.41 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.32*	English Translation of Working Capital Loan Contract dated September 9, 2024 by and between Pupu Digital and Bank of Communications Co., Ltd.
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
11.2	Insider Trading Policies adopted February 26, 2021 (incorporate by reference to Exhibit 11.2 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C.
15.2*	Consent of AllBright Law Offices (Xiamen)
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pop Culture Group Co., Ltd

	By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: November 15, 2024

POP CULTURE GROUP CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders

Pop Culture Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pop Culture Group Co., Ltd and its subsidiaries (collectively the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

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

San Mateo, California

November 15, 2024

POP CULTURE GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of June 30,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash	$230,563	$2,751,309
Investment in films-current	885,800	885,824
Accounts receivable – third parties, net	22,174,192	19,642,337
Accounts receivable - related parties, net	2,128,750	-
Advances to suppliers	12,697,192	8,864,972
Due from related parties	649,150	13,280
Digital assets	140,586	-
Prepaid expenses and other current assets	2,025,820	95,992
TOTAL CURRENT ASSETS	40,932,053	32,253,714
Property and equipment, net	465,378	844,614
Intangible assets, net	-	119,519
Investment in films-non current	535,857	-
Operating right-of-use assets	35,273	84,892
Prepaid Taxes	-	621,990
Other non-current assets	266,196	5,120,599
TOTAL ASSETS	$42,234,757	$39,045,328

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$4,251,982	$3,971,702
Long-term bank loans -current portion	415,566	1,158,413
Accounts payable	11,807,997	2,697,089
Contract liability – third parties	265,577	393,003
Contract liability - related parties	2,906,209	-
Taxes payable	4,117,521	4,327,182
Accrued liabilities and other payables – third parties	190,480	215,042
Accrued liabilities and other payables - related parties	1,390,515	-
Operating lease liability - current	45,269	65,115
TOTAL CURRENT LIABILITIES	25,391,116	12,827,546
Long-term bank loans	1,518,467	-
Operating lease liability - non-current	-	39,634
TOTAL LIABILITIES	26,909,583	12,867,180

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 64,400,000 Class A ordinary shares authorized; 3,362,733 and 1,862,733 Class A ordinary shares issued and outstanding as of June 30, 2024 and 2023, respectively; 10,600,000 Class B ordinary shares authorized, 576,308 Class B ordinary shares issued and outstanding as of June 30, 2024 and 2023, 1,000,000 Class C ordinary shares authorized, nil Class C shares issued and outstanding as of June 30, 2024 and 2023)*	39,390	24,050
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	42,459,143	40,174,260
Statutory reserve	1,538,443	1,537,228
Accumulated deficit	(27,006,989)	(13,339,929)
Accumulated other comprehensive loss	(1,705,614)	(1,644,872)
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	15,308,932	26,735,296
Non-controlling interests	16,242	(557,148)
TOTAL SHAREHOLDERS’ EQUITY	15,325,174	26,178,148
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$42,234,757	$39,045,328

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except share data)

	For the fiscal years ended June 30,
	2024	2023	2022
Event hosting	$4,094,200	$4,348,303	$14,711,787
Event planning and execution	3,396,661	4,132,477	8,420,328
Brand promotion	39,611,817	9,650,274	8,733,764
Other revenue	279,240	412,189	415,664
REVENUE, NET	$47,381,918	$18,543,243	$32,281,543
Cost of revenue	44,501,198	22,206,058	26,036,011
GROSS PROFIT (LOSS)	2,880,720	(3,662,815)	6,245,532

Selling and marketing expenses	262,328	4,646,875	380,723
General and administrative expenses	2,731,596	3,513,236	3,140,824
Allowance for expected credit loss	8,330,357	2,795,662	1,307,518
Impairment loss	5,200,000	1,109,194	-
Research and development expenses	-	8,694,836	-
Total operating expenses	16,524,281	20,759,803	4,829,065

(LOSS) INCOME FROM OPERATIONS	(13,643,561)	(24,422,618)	1,416,467

Other income (expenses):
Interest expenses, net	(237,403)	(216,558)	(235,327)
Gain on disposal of subsidiaries	1,242,400	-	-
Other income (expenses), net	130,868	56,044	377,979
Total other income (expenses), net	1,135,865	(160,514)	142,652

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(12,507,696)	(24,583,132)	1,559,119

PROVISION FOR INCOME TAXES	124,419	674,564	871,231
		-
NET (LOSS) INCOME	(12,632,115)	(25,257,696)	687,888
Less: net loss attributable to non-controlling interests	(224,988)	(927,281)	(100,070)
NET (LOSS) INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	(12,407,127)	(24,330,415)	787,958

Other comprehensive income (loss):
Foreign currency translation adjustment	(63,684)	(1,674,640)	(873,803)
COMPREHENSIVE LOSS	(12,695,799)	(26,932,336)	(185,915)
Less: comprehensive loss attributable to non-controlling interest	(227,930)	(888,030)	(100,070)
COMPREHENSIVE LOSS ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$(12,467,869)	$(26,044,306)	$(85,845)

Net (loss) income per share
Basic and diluted	$(4.32)	$(10.1)	$0.4

Weighted average shares used in calculating net income per share*
Basic and diluted	2,873,764	2,405,001	2,095,000

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share data)

	Ordinary shares			Subscription	Additional paid-in	Statutory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- Controlling	Total shareholders’
	Shares*		Amount	receivable	capital	reserve	earnings	(loss) income	Equity	Interests	Equity
Balance as of June 30, 2021		1,785,001	17,850	(15,441)	6,643,118	1,241,573	10,498,183	942,822	19,328,105	-	19,328,105
Capital contribution from shareholders		-	-	-	-	-	-	-	-	108,437	108,437
Issuance of Class A Ordinary Shares		620,000	6,200	-	33,515,525	-	-	-	33,521,725	-	33,521,725
Net income(loss) for the period		-	-	-	-	-	787,958	-	787,958	(100,070)	687,888
Appropriation of statutory reserve		-	-	-	-	257,796	(257,796)	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(873,803)	(873,803)	-	(873,803)
Balance as of June 30, 2022		$2,405,001	$24,050	$(15,441)	$40,158,643	$1,499,369	$11,028,345	$69,019	$52,763,985	$8,367	$52,772,352
Capital contribution from shareholders		-	-	-	-	-	-	-	-	338,132	338,132
Acquisition of Non-controlling interests		-	-	-	15,617	-	-	-	15,617	(15,617)	-
Net loss for the period		-	-	-	-	-	(24,330,415)	-	(24,330,415)	(927,281)	(25,257,696)
Appropriation of statutory reserve		-	-	-	-	37,859	(37,859)	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(1,713,891)	(1,713,891)	39,251	(1,674,640)
Balance June 30, 2023		$2,405,001	$24,050	$(15,441)	$40,174,260	$1,537,228	$(13,339,929)	$(1,644,872)	$26,735,296	$(557,148)	$26,178,148
Cumulative effect adjustment upon adoption of ASC 326	$						(1,258,718)		(1,258,718)		(1,258,718)
Balance July 1, 2023		$2,405,001	$24,050	$(15,441)	$40,174,260	$1,537,228	$(14,598,647)	$(1,644,872)	$25,476,578	$(557,148)	$24,919,430
Fractional shares on reverse stock split		34,040	340	-	(340)
Issuance of Class A Ordinary Shares		1,500,000	15,000	-	2,285,223				2,300,223		2,300,223
Net loss for the period		-	-	-	-		(12,407,127)		(12,407,127)	(224,988)	(12,632,115)
A wholly owned subsidiary changes to controlled subsidiary				-						25,663	25,663
Disposal of a subsidiary				-						775,657	775,657
Appropriation of statutory reserve		-	-	-	-	1,215	(1,215)		-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(60,742)	(60,742)	(2,942)	(63,684)
Balance June 30, 2024		$3,939,041	$39,390	$(15,441)	$42,459,143	$1,538,443	$(27,006,989)	$(1,705,614)	$15,308,932	$16,242	$15,325,174

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the fiscal years ended June 30,
	2024	2023	2022
Cash flows from operating activities:
Net (Loss) Income	$(12,632,115)	$(25,257,696)	$687,888
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Allowance for credit loss	8,330,357	2,795,662	1,307,518
Impairment loss	5,200,000	1,109,194	-
Depreciation and amortization	399,873	2,140,976	310,343
Non-cash lease expenses	50,881	120,261	84,552
Loss from equity method investments	31,208	-	-
Deferred tax expense (benefit)	-	440,832	(334,045)
Gain on disposal of subsidiaries	(1,242,400)	-	-
Gain on disposal of property and equipment	-	-	(1,237)
Changes in assets and liabilities:
Accounts receivable	(15,051,073)	2,034,125	(3,001,954)
Advances to suppliers	(5,877,685)	148,432	(7,542,591)
Prepaid expenses and other current assets	(905,077)	8,334,953	1,533,471
Digital assets	(740,586)	-	-
Other non-current assets	(195,684)	36,432	(2,061,939)
Accounts payable	11,434,763	1,881,259	(898,452)
Contract liability	2,919,807	363,871	(1,599,990)
Taxes payable	(243,369)	-	295,333
Accrued liabilities and other payables	3,425,010	(13,439)	156,840
Due to a related party	-	-	(225,000)
Operating lease liability	(60,756)	(97,343)	(86,933)
Net cash used in operating activities	(5,156,846)	(5,962,481)	(11,376,196)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(16,794)	(623,280)	(82,733)
Prepayment for intangible items	-	-	(7,988,850)
Advances paid for brand authorization	-	(4,600,000)	-
Investments in film, net	(535,834)	(885,824)	-
Cash disposed on disposal of subsidiaries	(4,791)	-	-
Proceeds from related party on disposal of subsidiary	13,841	-	-
Repayments from related party	13,329	-	-
Lending to related party	(98,273)	(13,849)	-
Investment of equity method investments	(44,292)	(43,143)	(720,000)
Net cash used in investing activities	(672,814)	(6,166,096)	(8,791,583)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	4,318,459	4,141,736	3,433,810
Repayments of short-term bank loans	(4,027,793)	(3,307,636)	(4,956,629)
Proceeds from long-term bank loans	2,090,023	-	(245,791)
Repayments of long-term bank loans	(1,307,303)	(345,145)	-
Contribution from shareholders	4,290,000	338,132	33,630,162
Repayments of related party loan	-	(143,810)	-
Payment for offering costs	(1,989,777)	-	1,197,380
Net cash provided by financing activities	3,373,609	683,277	33,058,932

Effect of exchange rate changes	(64,695)	(199,423)	184,902

Net (decrease) increase in cash	(2,520,746)	(11,644,723)	13,076,055
Cash at beginning of year	2,751,309	14,396,032	1,319,977
Cash at end of year	$230,563	$2,751,309	$14,396,032

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$204,001	$389,732	$398,370
Interest expenses paid	$241,604	$226,296	$56,733
Non-cash investing and financing activities:
Payment for R&D services received in the current period, funded through a prior period deposit designated as an investment.	$-	$7,988,018	$-
Proceeds on disposal of a subsidiary not received by a related party	$261,114	-	-

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

Between February and May 2020, the Company and its shareholders undertook a series of corporate actions, including share issuances in February 2020, re-designation of ordinary shares of the Company into Class A and Class B ordinary shares in April 2020, and share issuances and transfers in May 2020. See “Note 18—Ordinary Shares.”

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Acquisition of non-controlling interest in the VIE

On February 9, 2021, the Company issued 106,509 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 18—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE is entitled to 100% of the net income of Pop Culture. WFOE is obliged to absorb all risk of loss from business activities of Pop Culture and entitled to receive all its residual returns. Upon the above transactions, the Company consummated the acquisition of non-controlling interest in Pop Culture, and Pop Culture does not have any non-controlling interests anymore.

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop Culture (HK) Holding Limited (“Pop HK”)	January 20, 2020	Hong Kong	100%	Investment holding
Heliheng Culture Co., Ltd. (“WFOE” or “Heliheng”)	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Pop Culture Global Operations Inc.	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
CPHF Holding Limited	December 21, 2023	Hong Kong	100%	Investment holding
Fujian Hualiu Culture & Sports Industry Development Co., Ltd. (formerly known as “Fujian Pupu Shuzhi Sports Industry Development Co., Ltd.”)	July 21, 2022	PRC	100%	Holding sports performance activities
VIE
Xiamen Pop Culture Co., Ltd. (“Pop Culture”)	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo”)	March 30, 2017	PRC	60% owned by VIE	Event planning and execution
Jiangxi Hualiu Culture Technology Co., Ltd. (former name “Xiamen Pop Network Technology Co., Ltd.”) (Jiangxi Hualiu)	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi Culture Communication Co., Ltd. (“Guangzhou Shuzhi”)	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop Digital Industrial Development Co., Ltd. (“Shenzhen Pop”)	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”)	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”)	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”)	March 30, 2022	PRC	54% owned by the VIE*	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd. (“Xiamen Qiqin”)	October 18, 2021	PRC	54% owned by the VIE	IPC License
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Pop Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
VIE’s subsidiaries disposed of or deregistration
Fujian Shuzhi Fuxin Exhibition Co., Ltd.	Deregistration on October 7, 2023	PRC	Formerly 51% owned by the VIE
Shenzhen JamBox Technology Co., Ltd. (“Shenzhen JamBox”)	Disposed of on January 22, 2024	PRC	From 56% owned VIE subsidiary to 20% investment
Xiamen Pupu Investment Co., Ltd. (“Xiamen Pupu Investment”)	Disposed of on March 6, 2024	PRC	Formerly 100% owned by the VIE

*	Zhongpu Shuyuan is 51% owned by Jiangxi Hualiu and 10% owned by Junpu Jiyuan. Junpu Jiyuan is 30% owned by Jiangxi Hualiu.

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

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions:

	As of June 30,
	2024	2023

Total assets	$35,586,017	$16,775,802
Total liabilities	$26,519,259	$12,336,610

	For the fiscal years ended June 30,
	2024	2023	2022

Total revenue	$47,171,853	$18,286,074	$24,761,112
Net (loss) income	$(7,234,353)	$(14,053,844)	$1,882,512

Net cash (used in) provided by operating activities	$(4,106,484)	$(2,672,557)	$4,365,662
Net cash used in investing activities	$(132,899)	$(680,272)	$(589,351)
Net cash provided by (used in) financing activities	$3,731,488	$683,277	$(1,679,374)

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

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including but are not limited to, allowance for credit loss, valuation of investments, advances to suppliers and digital assets, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, deferred cost, and valuation for deferred tax assets. Actual results could differ from those estimates.

(c) Going Concern and Management’s Plan

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred operating loss of $13.6 million and generated negative operating cash flows of $5.2 million for fiscal year ended June 30, 2024.

The Company has developed plans and implemented measures to address the going concern issue. The Company’s management is diligently overseeing its operating costs and capital needs, and is fully dedicated to exploring new customer and business opportunities. In fiscal years 2024 and 2023, the Company’s management has taken significant steps to control and reduce expenses. These measures include implementing more rigorous approval processes for various expenditures, establishing new performance appraisal standards, terminating underperforming employees, eliminating certain positions, and renegotiating contracts with specific vendors. In addition, the Company has dissolved unprofitable subsidiaries to curtail operating losses and cash depletion. During the fiscal year 2024, the Company raised $2.3 million after deducting offering costs, via issuing Class A ordinary shares. Simultaneously, the company will continue to pursue and secure bank loans to support its ongoing operations.

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

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, other receivable, short-term bank loans, accounts payable, taxes payable, and accrued liabilities and other payables based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(e) Cash

Cash consists of cash on hand and cash in banks. The Company maintains certain cash with various financial institutions in mainland China, Hong Kong, and Cayman. As of June 30, 2024 and 2023, cash balances of the Company were $230,563 and $2,751,309, respectively. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(f) Credit losses

From July 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable and other receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after July 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a decrease to opening retained earnings of $1,258,718 as of July 1, 2023 due to the cumulative impact of adopting ASC Topic 326. Upon adoption, the Company recorded a credit loss of $8,330,357 for the fiscal year ended June 30, 2024.

Expected provision for credit losses are included in the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(g) Investment in films

Investment in films represents the investment into film projects with the expectation that the capital gain upon liquidating the projects when the total tickets income of the films are collected and cost are paid. Investment in films is initially measured at cost and subsequently considered impairment if necessary.

(h) Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable amounted to $12,161,634 and $4,358,037 as of June 30, 2024 and 2023, respectively.

(i) Digital assets

Digital assets primarily consist of Non-Fungible Token (“NFT”) developed by the Company. For the fiscal year ended June 30, 2024, the Company built NFTs through its own upload-chain work and based on the unique pictures purchased from third parties. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period.

(j) Advances to suppliers

Advances to suppliers primarily consist of the prepayments to the service and materials suppliers for the Company’s event hosting, planning, and execution, and brand promotion. The Company maintains an allowance for credit loss to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into services and materials, significant one-time events, and historical experience.

(k) Property and equipment, net

Property and equipment comprise office building, equipment, motor vehicles, and leasehold improvement. They are recorded at cost less accumulated depreciation and impairment loss, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Building	20 Years
Office equipment	3 to 5 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(l) Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and impairment loss, if any, and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a software that the Company purchased externally and is amortized straight-line over 10 years in accordance with the way the Company estimates to generate economic benefits from such software. The software belongs to Shenzhen JamBox, which was disposed of in January 2024.

(m) Impairment of long-lived assets other than goodwill

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded the impairment charge of $4.6 million, $1.1 million, and nil for intangible assets, and prepayment of brand authorization for the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

(n) Right-of-use assets

The Company has five operating leases for office, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s right-of-use (“ROU”) assets and lease liability as it is not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and lease liability. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

Effective July 1, 2017, the Company adopted ASC 842, Leases using a modified retrospective transition method. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. Adoption of ASC 842 resulted in the recording of operating lease ROU assets and corresponding operating lease liability as disclosed in “Note 16—Lease” and had no impact on accumulated profit as of July 1, 2017. ROU assets and related lease obligation are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The Company’s lease is classified as operating lease for the office space. Operating lease ROU assets are presented within non-current assets on the consolidated balance sheet and the operating lease liability is classified as current and non-current on the consolidated balance sheet.

(o) Value added tax (“VAT”)

The Company’s affiliated entities in the PRC, including WFOE, Pop Culture, and subsidiaries of Pop Culture, are subject to PRC VAT for providing services. The applicable VAT rate for these companies was 6% for the fiscal years ended June 30, 2024, 2023, and 2022.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC VAT for all the periods presented in the consolidated statements of operations.

(p) Operating lease liability

Lease where substantially all the reward and risk of ownership of asset remain with the leasing company is accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(q) Revenue recognition

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

(q) Revenue recognition-continued

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

Brand promotion - The Company provides integrated branding services primarily including the tailor-made digital marketing strategy design and placement on different media platforms based on the customers’ needs in different industries, such as consumer goods, advertising and marketing, and media, as the single performance obligation.

Other services - The Company sells digital collections to individual collectors, provides Software-as-a-Service (“SaaS”) software services to hip-hop dance training institutions for service fees, and develop software for customers.

The Company accounts for a contract of event hosting, event planning and execution, or brand promotion when it has legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, activity, qualified online program or video, or brand solution, and the contract price is fixed. Contract terms typically include a customary requirement for payment within 90 days after the Company successfully provides services, which is indicated by the customer’s signed acknowledgement of completion on such event, activity, online program, or brand solution by providing the Company with completion confirmation forms.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(q) Revenue recognition-continued

For event hosting and event planning and execution, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by the customer’s acknowledgement of completion on such event, activity, online program, or video, as the customer neither simultaneously receives the benefits provided by the Company’s performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the Company performs. Event hosting and event planning and execution are generally short term, which usually take less than three months.

For brand promotion, revenue is recognized over time during the contract period under input method according to the actual placement. The Company is the primary obligator and bearing the service risk of the branding promotion services, and the Company has the right and ability to direct which media channel to place the advertisement to the customer on the Company’s behalf and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal.

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

For software development, revenue is recognized upon customer acceptance. The Company contracts with customers to develop customized software for them, and contracts with third parties to undertake the development.

The Company reports revenue on a gross basis for event hosting, event planning and execution, brand promotion, and other services (except for software development), as the Company takes risk and control of the event, activities, online program, or brand solution before they are transferred to customers. While in terms of software development, the Company reports revenue on a net basis since it only arranges third parties to provide the development services, instead of taking the risk and control of the development resources.

The Company applies a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised service to a customer and when the customer pays for that service will be one year or less.

The following table identifies the disaggregation of the Company’s revenue for the fiscal years ended June 30, 2024, 2023, and 2022 respectively:

	For the fiscal years ended June 30,
	2024	2023	2022
Revenue from operations:
Event hosting	$4,094,200	$4,348,303	$14,711,787
Event planning and execution	3,396,661	4,132,477	8,420,328
Brand promotion	39,611,817	9,650,274	8,733,764
Other revenue	279,240	412,189	415,664
Total revenue	$47,381,918	$18,543,243	$32,281,543

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(q) Revenue recognition-continued

Contract liability

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability when the payment is made. Contract liability is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of June 30, 2024 and 2023, the balance of contract liability amounted to $3,171,786 and $393,003, respectively, and the movement of contract liability was as below.

Amount
June 30, 2021	$1,648,847
Addition	47,710
Recognized as revenue within the fiscal year ended June 30, 2022	(1,648,847)
June 30, 2022	47,710
Addition	393,003
Recognized as revenue within the fiscal year ended June 30, 2023	(47,710)
June 30, 2023	393,003
Addition	8,069,950
Recognized as revenue within the fiscal year ended June 30, 2024	(5,291,167)
June 30, 2024	$3,171,786

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

(r) Cost of revenue

Cost of revenue consists primarily of event design costs, online program production costs, date promotion fee, salary and benefits expenses, materials costs, and other related expenses.

(s) Selling and marketing expenses

Selling and marketing expenses consist primarily of travelling expenses, advertising expenses and salaries, and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. For the fiscal years ended June 30, 2024, 2023, and 2022, advertising expenses amounted to $59,327, $1,518,981, and $48,716, respectively.

(t) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental, and other general corporate related expenses.

(u) Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of June 30, 2024 and 2023.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 (approximately $14,381). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of June 30, 2024, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(v) Foreign currency translation

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

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2024 and 2023 were translated at RMB7.2672 to $1.00 and at RMB7.2513 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the fiscal years ended June 30, 2024, 2023, and 2022 were RMB7.2248 to $1.00, RMB6.9534 to $1.00, and RMB6.4554 to $1.00, respectively.

(w) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (for example, convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company had no dilutive securities as of and for the fiscal years ended June 30, 2024, 2023, and 2022.

(x) Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

(y) Commitments and contingencies

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

(z) Concentration and credit risk

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

The Company maintains certain bank accounts in the PRC, Hong Kong, and Cayman Islands. In China, a company’s deposits at one bank are insured for a maximum of RMB500,000 (USD70,000) in the event of bank failure. According to press release of China Securities Times and China News on July 13, 2023, Hong Kong Monetary Authority proposed that the upper limit of deposit protection in Hong Kong be enhanced to HK$800,000 (USD100,000) from HK$500,000 (USD64,000). In Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2024 and 2023, $218,727 and $724,437 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, and $11,239 and $2,026,858 of the Company’s cash were on deposit at financial institutions in Hong Kong, respectively.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenue and accounts receivable with specific customers. For the fiscal year ended June 30, 2024, two major customers accounted for approximately 34% and 10% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2023, three major customers accounted for approximately 10%, 10%, and 9% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2022, three major customers accounted for approximately 30%, 13%, and 7% of the Company’s total revenue, respectively. As of June 30, 2024, the top five customers accounted for 75% of accounts receivable as of June 30, 2024, with each customer representing 27%, 17%, 16%, 10%, and 5% of the accounts receivable balance, respectively. As of June 30, 2023, the top five customers accounted for 68% of accounts receivable as of June 30, 2023, with each customer representing 31%, 19%, 7%, 6%, and 5% of the accounts receivable balance, respectively. As of June 30, 2022, the top five customers accounted for 72% of accounts receivable as of June 30, 2022, with each customer representing 35%, 14%, 9%, 7%, and 7% of the accounts receivable balance, respectively.

For the fiscal year ended June 30, 2024, the Company purchased approximately 17.3%, and 9.7% of its services from two major suppliers, respectively. For the fiscal year ended June 30, 2023, the Company purchased approximately 16.56%, 12.91%, and 10.61% of its services from three major suppliers, respectively. For the fiscal year ended June 30, 2022, the Company purchased approximately 8.59%, 7.88%, and 5.63% of its services from three major suppliers, respectively.

(aa) Segment reporting

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(ab) Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, and other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in “Note 14—Related Party Transactions.”

(ac) Non-controlling interests

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

On February 9, 2021, the Company issued 106,509 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 18—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE is entitled to 100% of the net income of Pop Culture. Upon this transaction, the Company consummated the acquisition of non-controlling interest in Pop Culture.

On March 30, 2022, Zhongpu Shuyuan was incorporated, 46% of which represented a non-controlling interest. Non-controlling interest of Zhongpu Shuyuan was included in the consolidated financial statements.

On October 18, 2021, Xiamen Qiqin was incorporated, 46% of which represented a non-controlling interest. Non-controlling interest of Xiamen Qiqin was included in the consolidated financial statements.

On August 18, 2020, Pop Sikai was incorporated, 49% of which represented a non-controlling interest. Pop Sikai was dissolved and deregistered on June 27, 2023. Since Pop Sikai had no profit or loss during the fiscal year ended June 30, 2024, no net income or net loss was allocated to non-controlling interest.

On May 18, 2022, Fujian Shuzhi was incorporate. Fujian Shuzhi was dissolved and deregistered on October 7, 2023. Therefore, as of June 30, 2024, no non-controlling-interest of Fujian Shuzhi was included in the balance sheet of non-controlling interest.

On June 28, 2024, the Company sold 40% equity interest of Pupu Sibo to a third party, which resulted in a non-controlling interest on the balance sheet while no net income was allocated to non-controlling interest in connection of Pupu Sibo.

(ad) Recent accounting pronouncements

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This standard was issued in response to the SEC’s disclosure update and simplification initiative, which affects a variety of topics within the Accounting Standards Codification. The amendments apply to all reporting entities within the scope of the affected topics unless otherwise indicated. This ASU will become effective for each amendment on the date on which the SEC removes the related disclosure from its regulations. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

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

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

3.	INVESTMENTS IN FILM

	As of June 30,
	2024	2023
Investments in film- current	$885,800	$885,824
Investments in film- non current	535,857	-
	$1,421,657	$885,824

One film was on show and was planned to liquidate the return to investors in June 2025. It was classified as current portion of investments in film. Another one was in the process of producing, which will not be able to liquidate within one year. The Company did not make any impairment for these investments in films as of June 30, 2024.

4.	ACCOUNTS RECEIVABLE, NET

As of June 30, 2024 and 2023, accounts receivable consisted of the following:

	As of June 30,
	2024	2023
Accounts receivable
- third parties	$34,334,313	$24,000,374
- related parties	2,130,263	-
Less: allowance for credit losses
- third parties	(12,160,121)	(4,358,037)
- related parties	(1,513)	-
Accounts receivable, net	$24,302,942	$19,642,337

An analysis of the allowance for credit losses for accounts receivable – third parties was as follows:

	As of June 30,
	2024	2023
Balance at beginning of the year	$4,358,037	$1,815,665
Adoption ASU 2016-13	1,258,718	-
Additional provision charged to expense	8,312,150	2,795,662
Written-off	(1,575,814)	-
Decrease on disposal of a subsidiary	(137,592)	-
Foreign exchange	(55,378)	(253,290)
Balance at the end of the year	$12,160,121	$4,358,037

An analysis of the allowance for credit losses for accounts receivable – related parties was as follows:

	As of June 30,
	2024	2023
Balance at beginning of the year	$-	$-
Provision	1,522	-
Foreign exchange	(9)	-
Balance at the end of the year	$1,513	$-

The Company recorded expected credit loss of $8,313,672, $2,795,662, and $1,319,925, for the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

5.	ADVANCES TO SUPPLIERS

	As of June 30,
	2024	2023
Advances to suppliers	$12,697,192	$8,864,972
Less: allowance for credit losses	-	-
Advances to suppliers, net	$12,697,192	$8,864,972

The Company did not make any allowance for credit loss for the advances to suppliers as of June 30, 2024.

6.	DIGITAL ASSETS

As of June 30, 2024 and 2023, digital assets consisted of the following:

	As of June 30,
	2024	2023
NFT A	$140,586	$-
NFT B	600,000	-
	740,586	-
Impairment	(600,000)	-
	$140,586	$-

NFT A and NFT B were built during the fiscal year ended June 30, 2024. NFT A was sold on cost of $139,414 during the fiscal year ended June 30, 2024. Considering that NFT B did not generate any sales although it was uploaded to sell for more than 10 months, the Company made full impairment of NFT B as of June 30, 2024.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2024 and 2023, prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2024	2023
Deferred costs (1)	$1,258,916	$683
Prepaid tax	650,237	-
Prepaid expenses	44,760	-
Other receivables	102,256	109,100
	2,056,169	109,783
Allowance for credit losses (2)	(30,349)	(13,791)
	$2,025,820	$95,992

An analysis of the allowance for credit losses was as follows:

	As of June 30,
	2024	2023
Balance at beginning of the year	$13,791	$14,930
Provision	16,685	-
Foreign exchange	(127)	(1,139)
Balance at the end of the year	$30,349	$13,791

(1)	Deferred costs represent the costs incurred to fulfill a contract with a customer which relates directly to a contract that the Company can specifically identify, generate, or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered.

As of June 30, 2023, deferred costs primarily consisted of costs paid by the Company in advance to various vendors for the events and performances to be carried out subsequently in July and December 2023.

As of June 30, 2024, deferred costs primarily consisted of costs paid by the Company in advance to various vendors for the events and performances to be carried out subsequently in July 2024.

(2)	The Company recorded credit loss of $16,685, nil, and negative $12,407 for other receivables for the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

8.	PROPERTY AND EQUIPMENT

As of June 30, 2024 and 2023, property and equipment consisted of the following:

	As of June 30,
	2024	2023
Leasehold improvement	$938,126	$939,825
Building	455,749	456,748
Motor vehicle	68,802	53,783
Office equipment	54,262	61,531
	1,516,939	1,511,887
Less: accumulated depreciation	(1,051,561)	(667,273)
	$465,378	$844,614

For the fiscal years ended June 30, 2024, 2023, and 2022, depreciation expenses amounted to $391,799, $665,431, and $60,600, respectively.

9.	INTANGIBLE ASSET, NET

As of June 30, 2024 and 2023, intangible assets, net consisted of the following:

	As of June 30,
	2024	2023
Copyright licenses	$1,959,379	$1,963,676
SaaS	-	137,906
	1,959,379	2,101,582
Less: accumulated amortization	(898,049)	(918,405)
Less: impairment for production copyright	(1,061,330)	(1,063,658)
	$-	$119,519

Copyright Licenses of Move it

Currently, the MOVE IT project is losing money, and the carrying value of the amortizable intangible asset could not be recoverable due to the poor financial performance, including declining customer numbers. As of June 30, 2024, the production copyright was fully impaired.

SaaS Software

The SaaS software is used for the administration of hip-hop dance training institutions. The SaaS software was purchased from a related party, Shenzhen HipHopJust Information Technology Co., Ltd., in January 2022 for a total cash consideration of RMB1,000,000 (equivalent to $154,909). The software belongs to Shenzhen JamBox, which was disposed of in January 2024.

For the fiscal years ended June 30, 2024, 2023, and 2022, amortization expense amounted to $8,074, $915,155, and $249,743, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

10.	OTHER NON-CURRENT ASSETS

	As of June 30,
	2024	2023
Equity investment	54,289	41,372
Prepayment of brand authorization	4,600,000	4,600,000
Prepaid consulting fees or other expenses	16,430	462,967
Security deposit	-	16,260
Other long-term receivables	195,477	-
	$4,866,196	$5,120,599
Impairment	(4,600,000)	-
Other non-current assets	266,196	5,120,599

As of June 30, 2024, other non-current assets mainly consisted of the prepayment for brand authorization in the amount of $4,600,000. It included the payment to Wanyee Trading Company Limited and LiheTrading Limited for negotiating with the brand owner of “Stussy” and “fear of god” for acting as an agent for these brands in mainland China. As the recoverability of the prepayment is doubtful, the Company made full impairment against the cost. The equity investment as of June 30, 2024 represented the equity investment in Junpu Jiyuan of $26,650 and Xiamen Hualiu Boying Film & Media Co., Ltd of $27,639.

As of June 30, 2023, other non-current assets mainly consisted of the prepayment for brand authorization in the amount of $4,600,000. It included the payment to Wanyee Trading Company Limited and LiheTrading Limited for negotiating with the brand owner of “Stussy” and “fear of god” for acting as an agent for these brands in mainland China.

11.	ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2024 and 2023, accrued liabilities and other payables consisted of the following:

	As of June 30,
	2024	2023
Payroll payables	$51,180	$92,856
Other payables – third parties	139,300	122,186
Accrued liabilities and other payables – third parties	$190,480	$215,042

Other payables – related parties	$1,390,515	$-

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

12.	TAXES PAYABLE

As of June 30, 2024 and 2023, taxes payable consisted of the following:

	As of June 30,
	2024	2023
Corporate income tax	$3,412,916	$3,495,646
VAT	702,401	828,488
Related surcharges on VAT payable	58	108
IIT	174	702
Other tax	1,972	2,238
	$4,117,521	$4,327,182

13.	BANK LOANS

Bank loans represent the amounts due to various banks. As of June 30, 2024 and 2023, short-term and long-term bank loans consisted of the following:

a)	Summary of short-term bank loans and current portion of long-term loans are as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2024	2023
Short-term loans:
Bank of China Ltd. (2)	4.25%	May 24, 2024	-	979,135
ICBC (4)	3.45%	August 30, 2024	688,023	-
Xiamen International Bank (1)	4.50%	October 8, 2024	784,346	-
Industrial Bank Co., Ltd. (1)	4.60%	December 26, 2024	1,100,837	-
Xiamen Bank (1)	3.50%	June 16, 2025	550,418	-
Bank of China Ltd. (5)	4.05%	May 16, 2025	853,148
Xiamen International Bank (1)	4.50%	February 28, 2025	275,210
Industrial Bank Co., Ltd.(1)	4.80%	December 7, 2023	-	1,379,063
China Merchants Bank (3)	4.93%	March 29, 2024	-	372,347
Xiamen Bank (1)	4%	June 25, 2024	-	551,625
Industrial and Commercial Bank (4)	3.65%	September 23, 2023	-	689,532
Subtotal			4,251,982	3,971,702
Long-term loans-current portion:
Bank of China Ltd. (2)	3.80%	November 26, 2023	-	330,975
Bank of China Ltd. (5)	4.35%	May 5, 2027	33,026	-
Bank of China Ltd. (5)	4.35%	December 3, 2026	192,646	-
Bank of China Ltd. (5）	4.35%	December31, 2026	189,894	-
Bank of China Ltd. (2)	4.15%	December 29, 2023	-	772,275
Bank of China Ltd. (2)	5.10%	April 15, 2024	-	55,163
Subtotal			$415,566	$1,158,413

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

13.	BANK LOANS-Continued

b)	Summary of long-term bank loans is as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2024	2023
Long-term loans:
Bank of China Ltd. (5)	4.35%	May 5, 2027	132,100	-
Bank of China Ltd. (5)	4.35%	December 31, 2026	712,104	-
Bank of China Ltd. (5)	4.35%	December 3, 2026	674,263	-
Total			$1,518,467	$-

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2024 and 2023 was 4.14% and 4.53%, respectively. The effective interest rate for bank loans was approximately 4.26%, 4.60%, and 4.87% for the fiscal years ended June 30, 2024, 2023, and 2022, respectively. For the fiscal years ended June 30, 2024, 2023, and 2022, interest expenses related to bank loans amounted to $241,604, $226,296, and $266,126, respectively.

(1)	Loans from Xiamen Bank, Industrial Bank Co., Ltd. and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	Loans from Bank of China were jointly guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and Pop Culture.

(3)	The loan was guaranteed by Mr. Zhuoqin Huang.

(4)	The loan was guaranteed by Pop Culture and Guangzhou Financing Re-guarantee Co., LTD.

(5)	Loans from Bank of China were jointly guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, Guangzhou Shuzhi, and Pop Culture.

As of June 30, 2024, the Company’s future long-term loan obligations according to the terms of the loan agreement were as follows:

USD
Within 1 year	415,566
1-2 year	415,566
2-3 year	1,102,901
Total	1,934,033

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

14.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of Related Party	Relationship to Us
Zhuoqin Huang	Chairman of the board of the Company
Shenzhen HipHopJust Information Technology Co., Ltd.	Minority shareholder of Shenzhen JamBox
Weiyi Lin	Director of Xiamen Pop Shuzhi and former vice president and former director of the Company
Lei Wang	Director of Pupu Sibo
Wanquan Yi	Director of Shenzhen Pop
Shenzhen JamBox	A company controlled by Wanquan Yi, director of Shenzhen Pop
Xiamen Hualiu Boying Film & Media Co., Ltd. (“Hualiu Boying”).	A company with minority interest
Xiamen Pupu Investment	A company controlled by the Chairman of the Company

As of June 30, 2024 and 2023, due from related parties consisted of the following:

		As of June 30,
		2024	2023
Lei Wang	Receivable on disposal of a subsidiary	$11,903	$-
Wanquan Yi	Receivable on disposal of a subsidiary	247,688	-
Shenzhen JamBox	Outstanding balance on date of disposal of this subsidiary and further loan to this company	389,559	-
Weiyi Lin	Temporary loan	-	13,280
		649,150	13,280
Allowance for credit loss		-	-
Due from related parties, net		$649,150	$13,280

Due from related parties of Lei Wang, Wanqun Yi, and Shenzhen JamBox have been settled in amount of $11,903, $206,407, and $193,334, respectively, by November 14, 2024.

As of June 30, 2024 and 2023, accounts receivable, net - related parties consisted of the following:

		As of June 30,
		2024	2023
Shenzhen JamBox	Outstanding balance on date of disposal of this subsidiary	$2,121,725	$-
Hualiu Boying		8,373	-
Xiamen Pupu Investment		165	-
		2,130,263	-
Allowance for credit loss		(1,513)	-
Accounts receivable, net-related parties		$2,128,750	$-

Accounts receivable of Shenzhen JamBox, Hualiu Boying, and Xiamen Pupu Investment were fully settled as of November 14, 2024.

As of June 30, 2024 and 2023, contract liability - related parties consisted of the following:

		As of June 30,
		2024	2023
Xiamen Pupu Investment	Prepayment from the company for the service provided to	2,906,209	-
Total		$2,906,209	$-

Contract liability of Xiamen Pupu Investment were partially settled by services rendered from the Company. As of November 14, 2024, $2,326,205 of contract liability was still outstanding.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

14.	RELATED PARTY BALANCES AND TRANSACTIONS-Continued

As of June 30, 2024 and 2023, accrued liabilities and other payables - related parties consisted of the following:

		As of June 30,
		2024	2023
Xiamen Pupu Investment	Outstanding balance on date of disposal of this subsidiary	1,390,515	-
Total		$1,390,515	$-

Other payable of Xiamen Pupu Investment were fully settled by November 14, 2024.

Related party transaction during the fiscal year ended June 30, 2023:

In February, March, April, and June of 2023, Pop Shuzhi paid RMB96,300 (equivalent to $13,280) in total to Weiyi Lin, then vice president and director of the Company, for live broadcasting projects.

In February, March, April, and May of 2023, the Company paid $95,993 in total to Weiyi Lin for petty cash and project borrowings.

Shenzhen JamBox repaid the loan of RMB1,000,000 (approximately $143,810) to Shenzhen HipHopJust Information Technology Co., Ltd. in November 2022.

Related party transaction during the fiscal year ended June 30, 2024:

The Company loaned to Shenzhen JamBox RMB710,000 (approximately $98,273). Together with the original balance of receivable from Shenzhen JamBox, the total receivable as of June 30, 2024 was RMB2,831,000, or $389,559.

The Company sold 40% equity interests in Pupu Sibo to Lei Wang with a total consideration of RMB186,500, of which, RMB100,000 ($13,841) was received, and the remaining balance of RMB86,500 ($11,903) was still outstanding as a receivable as of June 30, 2024.

The Company sold 36% equity interests in Shenzhen JamBox to Wanquan Yi with a consideration of RMB1,800,000 or $249,142, which was still outstanding as a receivable as of June 30, 2024.

The Company sold 60% equity interests in Xiamen Pupu Investment to Mr. Huang, the Chairman of the Company, with nil consideration. The Company sold 40% equity interests in Xiamen Pupu Investment to Mr. Jiaming Wu, an employee of the Company with nil consideration.

The Company provided event hosting services to Xiamen Pupu Investment in the amount of RMB19,292,452.83, or $2,670,310.

The Company provided technical services to Hualiu Boying in the amount of RMB127,139, or $18,598.

Weiyi Lin repaid loan amount of RMB96,300, or $13,329, to the Company.

Loan guarantees for the Company provided by Mr. Huang, the Chairman of the Company, and his spouse, please refer to “Note 13—Bank Loans.”

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

PRC

Generally, WFOE, VIE, and VIE subsidiaries, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation 2023 No. 6, which was effective from January 1, 2023 to December 31, 2024, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB3 million. In accordance with Taxation 2023 No. 12, the preference tax policy as stipulated in Taxation 2023 No. 6 will be extended to December 31, 2027. During the fiscal year ended June 30, 2024, except for Pop Culture, Heliheng, and Guangzhou Shuzhi, other WOFE, VIE, and VIE subsidiaries were qualified as small-scale and low-profit enterprises.

i)	The components of the income tax provision were as follows:

	For the fiscal years ended June 30,
	2024	2023	2022
Current income tax provision	$124,419	$218,962	$1,205,276
Deferred income tax expense(benefit)	-	455,602	(334,045)
Total	$124,419	$674,564	$871,231

The following table reconciles the statutory rate to the Company’s effective tax rate for the fiscal years ended June 30, 2024, 2023, and 2022:

	For the fiscal years ended June 30,
	2024	2023	2022
China Statutory income tax rate	25.00%	25.00%	25.00%
Temporary difference	0.00%	(4.76)%	21.04%
Permanent difference	5.01%	(0.01)%	1.03%
Effect of different tax jurisdiction	(12.55)%	(10.10)%	8.81%
Effect of favorable tax rates on small-scale and low-profit entities	(1.20)%	0.41%	-%
Change in valuation allowance	(17.26)%	(13.28)%	-%
Effective tax rate	(1.00)%	(2.74)%	55.88%

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

15.	INCOME TAXES-Continued

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of June 30, 2024 and 2023 was as follows:

	As of June 30,
	2024	2023
Deferred tax assets:
Net operating loss carry forwards	$2,913,175	$3,266,711
Allowance for credit loss	3,219,545	1,092,957
Total deferred tax assets	6,132,720	4,359,668
Valuation allowance	(6,132,720)	(4,359,668)
Total deferred tax assets, net	$-	$-

16.	LEASE

Supplemental balance sheet information related to the operating lease was as follows:

	As of June 30,
	2024	2023
Right-of-use assets	$35,273	$84,892

Operating lease liabilities - current	$45,269	$65,115
Operating lease liabilities - non-current	-	39,634
Total operating lease liabilities	$45,269	$104,749

The Company’s principal executive offices are located in Xiamen, Fujian, China, where Pupu Digital leases an office in Xiamen from an independent third party with an area of approximately 930 square meters, with a lease term of one year from March 21, 2024 to March 20, 2025 and a monthly rent of RMB27,888 (approximately $3,846).

Xiamen Pop Culture leases an office in Xiamen from an independent third party with an area of approximately 434 square meters, with a lease term of one year from January 20, 2023 to January 19, 2024 and a monthly rent of RMB12,154 (approximately $1,676).

Jiangxi Hualiu leases an office in Xiamen from an independent third party with an area of approximately 501 square meters, with a lease term of one year from March 21, 2024 to March 20, 2025 and a monthly rent of RMB12,523 (approximately $1,727).

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

16.	LEASE-Continued

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

Shenzhen Pop leases an office in Shenzhen from an independent third party with an area of approximately 294 square meters, with a lease term of one year from March 9, 2022 to March 8, 2025 and a monthly rent ranging from RMB38,408 (approximately $5,297) to RMB44,463 (approximately $6,118).

Xiamen Pop Culture leases an office in Xiamen from an independent third party with an area of approximately 413 square meters, with a lease term starting from September 1, 2023 to a day either party ask to terminate, and a monthly rent ranging from RMB28,800 (approximately $3,963).

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

16.	LEASE-Continued

The weighted average remaining lease terms and discount rates for the operating lease of Shenzhen Pop as of June 30, 2024 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	0.68
Weighted average discount rate	6.92%

During the fiscal years ended June 30, 2024, 2023, and 2022, the Company incurred total operating lease expenses of $50,881, $120,261, and $84,552, respectively.

As of June 30, 2024, the future minimum rent payable under the non-cancelable operating lease for fiscal years ended June 30 were:

2025	46,454
Less: imputed interest	(1,185)
Present value of lease liabilities	$45,269

17.

DISPOSAL OF SUBSIDIARIES

On January 22, 2024, the Company sold 36% of the equity interests in Shenzhen JamBox, which was the Company’s 56% owned subsidiary, to Wanquan Yi, with a consideration of RMB1,800,000, or US$249,142. On March 6, 2024, the Company sold 100% of the equity interests in Xiamen Pupu Investment, which was the Company’s wholly owned subsidiary, to two related parties with nil consideration. Both transactions resulted in a loss of control of the two subsidiaries. Both subsidiaries were not significant subsidiaries and the dispositions did not constitute a strategic shift that would have major effect on the Company’s operations and financial results. As a result, the operation results of the two subsidiaries were not reported as a discontinued operations under the guidance of ASC 205 “Preparation of Financial Statements.” For the fiscal year ended June 30, 2024, the Company recognized a gain of $1,242,135 and $265 on disposal of Shenzhen JamBox and Xiamen Pupu Investment, respectively. In addition, the Company considered the retained value of $0 as part of the impairment assessment immediately prior to the disposition of Shenzhen JamBox, since Shenzhen JamBox had been operating at losses with accumulated deficit.

18.	ORDINARY SHARES

On January 3, 2020, 916,500 ordinary shares, par value $0.01 per share, were held by Joya Enterprises Limited. On February 22, 2020, the Company issued 376,091 ordinary shares, par value $0.01 per share, to certain founding shareholders, and 201,540 ordinary shares to two new shareholders who made the capital injection of $2,557,654 in October 2019.

On April 28, 2020, shareholders of the Company approved the re-designation of 576,308 of the Company’s issued ordinary shares held by Joya Enterprises Limited into 576,308 Class B ordinary shares and an aggregate of 917,823 of the Company’s issued ordinary shares held by Joya Enterprises Limited and certain other shareholders into 917,823 Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A ordinary shares will be entitled to one vote per one Class A ordinary share and each holder of Class B ordinary shares will be entitled to seven votes per one Class B ordinary share. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

On May 30, 2020, the Company issued 50,000 Class A ordinary shares to two original shareholders of Pop Culture for a nominal cash consideration of $500 as part of the Reorganization. The shares and per share data as of June 30, 2019 are presented on a retroactive basis to reflect the above share issuances and re-designation.

On May 30, 2020, the Company also issued an aggregate of 134,360 Class A ordinary shares to five new investors for a cash consideration of $1,707,893 pursuant to certain share purchase agreements entered into on September 30, 2019. This share issuance is presented on a prospective basis.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

18.	ORDINARY SHARES-Continued

On February 9, 2021, the Company issued 106,509 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture, which resulted in Pop Culture becoming a VIE fully controlled by the Company. The Company has accounted this acquisition of non-controlling interest as an equity transaction with no gain or loss recognized in accordance with ASC 810-10-45.

The subscription receivable presents the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity. Subscription receivable has no payment terms nor any interest receivable accrual.

On July 2, 2021, the Company closed its initial public offering of 620,000 Class A ordinary shares. The Class A ordinary shares were priced at $60.00 per share, and the offering was conducted on a firm commitment basis. The Company received an aggregate amount of $34,839,398 representing payment in full to the Company of the purchase price for 620,000 shares in the aggregate amount of $37,200,000 less underwriting discounts and expenses pursuant to the underwriting agreement dated June 30, 2021.

On October 9, 2023, the Company held an extraordinary meeting of shareholders, during which the shareholders approved a proposal to effect a share consolidation of each 10 ordinary shares with par value of $0.001 each in the Company’s issued and unissued share capital into one ordinary share with par value of $0.01 each. Consolidation became effective on October 26, 2023, and the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on October 27, 2023 under the same symbol “CPOP.” 34,040 fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 10 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

On March 21, 2024, the Company issued 1,500,000 Class A ordinary shares to several shareholders to raise capital of $4,290,000 with price of $2.86 per share. After deducting the offering cost of $1,989,777, the net proceeds from the capital raising were $2,300,223.

19.	STATUTORY RESERVE

WFOE, VIE, and VIE subsidiaries, which are incorporated in PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $12,694,463 as of June 30, 2024. This statutory reserve is not distributable in the form of cash dividends.

For the fiscal years ended June 30, 2024, 2023, and 2022, the Company provided statutory reserve as follows:

Balance - June 30, 2021	$1,241,573
Appropriation to statutory reserve	257,796
Balance - June 30, 2022	1,499,369
Appropriation to statutory reserve	37,859
Balance - June 30, 2023	1,537,228
Appropriation to statutory reserve	1,215
Balance - June 30, 2024	$1,538,443

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

20.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of June 30, 2024 and 2023, the balance of restricted net assets was $16,577,130 and $16,378,052, respectively.

21.	SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of June 30, 2024 through November 15, 2024, the date on which the consolidated financial statements were issued, and concluded that there are no other material reportable subsequent events except disclosed below that would have required adjustment or disclosure in the financial statements.

On August 23, 2024, the Company closed a private placement (the “Private Placement”) pursuant to certain subscription agreements dated August 6, 2024 with 12 investors (the “Subscribers”). The Company issued and sold an aggregate of 10,000,000 Class A ordinary shares, par value $0.01 per share, to the Subscribers at a price of $1.00 per share and received gross proceeds of $10 million.

On July 11, 2024, the Company closed the acquisition of 98% of the issued share capital in Yi Caishen (Xiamen) Trading Co., Ltd., a limited liability company incorporated in China (the “Target Company”), pursuant to a share purchase agreement (the “Share Purchase Agreement”), dated May 29, 2024, by and between the Company’s wholly owned subsidiary, Pop HK, and Shaorong Zheng, a shareholder of the Target Company. The Company issued an aggregate of 1,000,000 Class A ordinary shares, par value US$0.01 per share, with an aggregate value of $1,100,000, to Shaorong Zheng as consideration for 98% of the issued share capital in the Target Company.

As of the date of this annual report, the Acquisition of Yi Caishen has not been consummated.

On September 9, 2024, Pupu Digital, a wholly owned subsidiary of Xiamen Pop Culture, entered into a liquidity loan contract with Bank of Communications Company Limited, Xiamen Branch, under which Pupu Digital borrowed RMB3 million from Bank of Communications, Xiamen Branch for a credit period from September 9, 2024 to September 9, 2027, and the term of each of the loans to be drawn down under such contract shall not exceed 12 months.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

As of June 30, 2024, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of June 30,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	$10,711	$1,095,007
Digital assets, net	140,586	-
Prepaid expenses and other current assets	4,409,914	4,179,826
Due from subsidiaries and the VIE	4,408,299	2,607,402
TOTAL CURRENT ASSETS	8,969,510	7,882,235
Other non-current assets	-	5,062,966
Investments in subsidiaries, consolidated VIE, and VIE’s subsidiaries	6,372,217	13,821,695
TOTAL ASSETS	15,341,727	26,766,896

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other Payable	$32,795	$31,600
TOTAL CURRENT LIABILITIES	$32,795	$31,600
TOTAL LIABILITIES	32,795	31,600

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 64,400,000 Class A ordinary shares authorized; 3,362,733 and 1,862,733 Class A ordinary shares issued and outstanding as of June 30, 2024 and 2023, respectively; 10,600,000 Class B ordinary shares authorized, 576,308 Class B ordinary shares issued and outstanding as of June 30, 2024 and 2023, 1,000,000 Class C ordinary shares authorized, nil Class C shares issued and outstanding as of June 30, 2024 and 2023)*	39,390	24,050
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	42,459,143	40,174,260
Retained earnings	(25,468,546)	(11,802,701)
Accumulated other comprehensive (loss) income	(1,705,614)	(1,644,872)
TOTAL SHAREHOLDERS’ EQUITY	15,308,932	26,735,296
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,341,727	$26,766,896

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION-Continued

Condensed Statements of Operations and Comprehensive Income (Loss)

	For the fiscal years ended June 30,
	2024	2023	2022
Revenue	$150,000	$257,169	$-
Cost of Revenue	139,414	150,000	-
Gross profit	$10,586	107,169	$-
Selling expenses	-	125,000	-
General and administrative expenses	$6,289,253	$1,128,970	$1,594,856
Financial expenses (income), net	(1,626)	(1,452)	(11,094)
Research and development expenses	-	8,671,107	-
Loss from operation	(6,277,041)	(9,816,456)	(1,583,762)
Other loss	(69)	(114,097)
Share of (loss) income of subsidiaries, consolidated VIE, and VIE’s subsidiaries	(6,130,017)	(14,399,862)	2,371,720

(Loss) Income before income tax expenses	(12,407,127)	(24,330,415)	787,958
Income tax expenses	-	-	-
Net (loss) income	$(12,407,127)	$(24,330,415)	$787,958
Other Comprehensive income (loss)	-
Foreign currency translation adjustment	(60,742)	(1,713,891)	(873,803)
Total comprehensive loss	$(12,467,869)	$(26,044,306)	$(85,845)

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION-Continued

Condensed Statements of Cash Flows

	For the fiscal years ended June 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,407,127)	$(24,330,415)	$(8,226,043)
Depreciation and amortization	-	696,000	-
Impairment	5,200,000	-	-
Equity loss of subsidiaries	6,130,017	14,399,862	-
Other current assets	(370,674)	70,245	-
Other payable	(1,800,897)	(58,565)	-
Due from subsidiaries and the VIE	1,196	(2,607,402)	-
Other non-current assets	(137,034)	8,440,200	-
Net cash used in operating activities	$(3,384,519)	$(3,390,075)	$(8,226,043)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	-	-	(11,050,252)
Purchase of intangible assets	-	-	(720,000)
Advance paid for agent license	-	(4,600,000)	-
Net cash used in investing activities	-	(4,600,000)	(11,770,252)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	4,290,000	-	33,521,725
Payment for deferred offering costs	(1,989,777)	-	(3,570,805)
Net cash provided by financing activities	2,300,223	-	29,950,920

Effect of exchange rate changes	-	-	(873,803)

Net (decrease) increase in cash	(1,084,296)	(7,990,075)	9,080,822
Cash at beginning of year	1,095,007	9,085,082	4,260
Cash at end of year	$10,711	$1,095,007	$9,085,082