Form 20-F
period 2025-06-30
Pop Culture Group Co., Ltd
filed 2025-11-17
CIK 1807389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

An aggregate of 16,362,733 Class A ordinary shares, par value $0.01 per share, 576,308 Class B ordinary shares and 0 Class C ordinary shares, par value $0.01 per share, as of June 30, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” or “Class A ordinary shares” are to Class A ordinary shares of Pop Culture Group (defined below), par value $0.01 per share. On October 26, 2023, we effected a 10-to-1 Share Consolidation (as defined below), as a result of which the par value of Class A Ordinary Shares of the Company increased from $0.001 per share to $0.01 per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” are to Class B ordinary shares of Pop Culture Group, par value $0.01 per share. On October 26, 2023, we effected a 10-to-1 Share Consolidation, as a result of which the par value of Class B Ordinary Shares of the Company increased from $0.001 per share to $0.01 per share;

●	“Class C Ordinary Shares” or “Class C ordinary shares” are to Class C ordinary shares of Pop Culture Group, par value $0.01 per share. On February 5, 2024, shareholders of the Company held an extraordinary general meeting and approved the creation of a new class of shares, Class C Ordinary Shares. The terms of the Class C ordinary shares are the same as Class A ordinary shares, except that holders of Class C ordinary shares are not entitled to vote;

●	“Heliheng” or “Original WFOE” are to Heliheng Culture Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Pop Culture HK (defined below);

●	“Hualiu” are to Fujian Hualiu Culture & Sports Industry Development Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Pop Culture HK (defined below);

●	“Ordinary Shares” or “ordinary shares” are to are to Class A Ordinary Shares, Class B Ordinary Shares, and Class C Ordinary Shares, as the context requires;

●	“PRC operating entities” are to Xiamen Pop Culture (defined below) and its subsidiaries;

●	“Pop Culture Group,” “we,” “us,” “our Company,” or the “Company” are to Pop Culture Group Co., Ltd, an exempted company limited by shares incorporated under the laws of Cayman Islands and when describing the group’s consolidated financial information, also includes the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries;

●	“Pop Culture HK” are to Pop Culture (HK) Holding Limited, a Hong Kong corporation and wholly owned subsidiary of Pop Culture Group;

●	“PRC laws and regulations” are to the laws and regulations of mainland China;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“VIE Agreements” are to the contractual arrangements among Hualiu, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders (defined below);

●	“WFOE” are to Hualiu, a wholly owned subsidiary of Pop Culture HK;

●	“Xiamen Pop Culture” or the “VIE” are to Xiamen Pop Culture Co., Ltd., a limited liability company organized under the laws of the PRC; and

●	“Xiamen Pop Culture Shareholders” are to Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Chunxiao Cui, Xiayu Cui, Junlong He, Azhen Lin, and Wuyang Chen, who collectively hold 100% of the equity interests in Xiamen Pop Culture.

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

On February 10, 2025, shareholders of the Company held an extraordinary general meeting at which (1) it is resolved as an Ordinary Resolution that the authorized share capital of the Company be increased from US$760,000 divided into 64,400,000 Class A Ordinary Shares of par value US$0.01 each, 10,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each, to US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each (the “Share Capital Increase”), (2) it is resolved as a Special Resolution that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase, (3) it is resolved as an Ordinary Resolution that Zhuoqin Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company, (4) it is resolved as an Ordinary Resolution that Wenjuan Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company, (5) it is resolved as an Ordinary Resolution that Azhen Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company, (6) it is resolved as an Ordinary Resolution that Haiquan Hu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company, (7) it is resolved as an Ordinary Resolution that Zhidi Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company, and (8) it is resolved as an Ordinary Resolution that the re-appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending 30 June 2025 be confirmed, ratified and approved.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2025		2024		2023
At the end of the year - RMB	RMB	7.1636 to $1.00	RMB	7.2672 to $1.00	RMB	7.2513 to $1.00
Average rate for the year - RMB	RMB	7.2143 to $1.00	RMB	7.2248 to $1.00	RMB	6.9536 to $1.00

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in the highly-competitive Chinese Pop Culture industry;

●	our capital requirements and our ability to raise any additional financing that we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the Chinese Pop Culture industry; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

v

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

The following diagram illustrates our corporate structure, including our subsidiaries and the VIE and its subsidiaries, as of November 17, 2025:

Minority(2) Shareholders
Joya Enterprises(1) Limited
Pop Holding Group(1) Limited Partnership
Public(2) Shareholders
4.95%
5.11%
88.57%
1.37%
Pop Culture Group Co., Ltd "Pop Culture Group" Cayman Islands, 2020
100%
Pop Culture Global Operations Inc. California, 2021
100%
Outside the PRC
Inside the PRC
CPFH Holding Limited Hong Kong, 2023
100%
Pop Culture (HK) Holding Limited "Pop Culture HK" Hong Kong, 2020
100%
Fujian Hualiu Cultural & Sports Industry Development Co., Ltd. "Hualiu" PRC, 2022
100%
Yi Caishen (Xiamen) Trading Co., Ltd. PRC, 2017
Contractual Arrangements
Xiamen Pop Culture Co., Ltd.(3) "Xiamen Pop Culture" PRC, 2007
100%
Jiangxi Hualiu Culture Technology Co., Ltd. PRC, 2017
100%
Xiamen Pupu Digital Technology Co., Ltd. PRC, 2022
60%
Shanghai Pupu Sibo Sports(5) Technology Development Co., Ltd. PRC, 2017
100%
Guangzhou Shuzhi Culture Communication Co., Ltd. PRC, 2018
100%
Shenzhen Pop Digital Industrial Development Co., Ltd PRC, 2020
100%
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. PRC, 2022
51%
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd.(4) PRC, 2022
100%
Xiamen Qiqin Technology Co., Ltd. PRC, 2021
100%
Xiamen Hand In Hand Network Technology Co., Ltd. PRC, 2021
100%
Xiamen Pop Shuzhi Culture Communication Co., Ltd. PRC, 2022
40%
Xiamen Hualiu Music Culture Communication Co., Ltd. PRC, 2024

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

(1)	Represents 1,057,630,800 votes underlying (i) 576,308 Class B Ordinary Shares indirectly held by Zhuoqin Huang, the sole owner of Joya Enterprises Limited, and (ii) 10,000,000 Class B Ordinary Shares indirectly held by Zhuoqin Huang, as the general partner of Pop Holding Group Limited Partnership, as of the date of this annual report.

(2)	Represents 71,362,733 votes underlying an aggregate of 71,362,733 Class A Ordinary Shares held by 38 shareholders of Pop Culture Group, each one of which holds less than 5% of our voting ownership interests, as of the date of this annual report.

(3)	As of the date of this annual report, Xiamen Pop Culture is held by Zhuoqin Huang as to 64.00%, Weiyi Lin as to 10.02%, Rongdi Zhang as to 9.10%, Chunxiao Cui as to 6.11%, Xiayu Cui as to 6.11%, Junlong He as to 4.42%, Azhen Lin as to 0.12%, and Wuyang Chen as to 0.12%, respectively, together holding 100% of the shares.

(4)	Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. is held by Jiangxi Hualiu Culture Technology Co., Ltd. (“Jiangxi Hualiu”), Junpu Jiyuan (Xiamen) Digital Industry Co., Ltd. (“Junpu Jiyuan”) and two unrelated parties. Jiangxi Hualiu holds 30% of the equity interests in Junpu Jiyuan.

(5)	Lei Wang, an employee of the Company, holds 40% of the equity interests in Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo”).

The VIE Agreements

Neither we nor our subsidiaries own any share in Xiamen Pop Culture or its subsidiaries. Instead, for accounting purposes, we control and receive the economic benefits of the business operations of the VIE and its subsidiaries through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. Heliheng, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders entered into the Original VIE Agreements on March 30, 2020, which were amended and restated on February 19, 2021. The Original VIE Agreements are designed to provide Heliheng with the power, rights, and obligations with respect to Xiamen Pop Culture as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in Heliheng and the provisions of the VIE Agreements.

On April 3, 2025, Heliheng Culture Co., Ltd. (the “Original WFOE”), with the approval of the audit committee of the board of directors (the “Audit Committee”) of the Company, entered into a series of termination agreements with Xiamen Pop Culture Co., Ltd. (the “VIE”) and its shareholders (the “Termination Agreements”) to terminate that certain series of variable interest agreements among the Original WFOE, the VIE, and its shareholders, which were entered into on February 19, 2021 (the “Original VIE Agreements”). Pursuant to the Termination Agreements, the Original WFOE no longer has the power, rights, and obligations with respect to the VIE as set forth under the Original VIE Agreements, including (a) an Amended and Restated Exclusive Services Agreement, (b) an Amended and Restated Exclusive Option Agreement, (c) an Amended and Restated Share Pledge Agreement, and (d) Powers of Attorney. Furthermore, the Original WFOE releases the VIE shareholders of their equity pledges.

Entry into New Variable Interest Entity Agreements

On April 3, 2025, Fujian Hualiu Culture & Sports Industry Development Co., Ltd. (the “New WFOE”), an indirect wholly owned subsidiary of the Company, with the approval of the Audit Committee of the Company, entered into a series of variable interest agreements with the VIE and its shareholders (the “VIE Agreements”), including (a) an Exclusive Services Agreement, (b) an Exclusive Option Agreement, (c) a Share Pledge Agreement, (d) Powers of Attorney, and (e) Spousal Consents. The VIE Agreements are designed to provide the New WFOE with the power, rights, and obligations with respect to the VIE as set forth under the VIE Agreements.

Each of the VIE Agreements is described in detail below.

Exclusive Services Agreement

Pursuant to the Exclusive Services Agreement between the VIE and the New WFOE, the New WFOE provides the VIE with marketing services, management consultation services, technical support, and other services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to the VIE by the New WFOE under the Exclusive Services Agreement, the New WFOE is entitled to collect a service fee equal to 100% of the net income of the VIE, which is the VIE’s earnings before tax after deducting relevant costs and reasonable expenses.

The Exclusive Services Agreement became effective on April 3, 2025 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities. Nevertheless, the Exclusive Services Agreement will be terminated after all shares in the VIE held by the VIE shareholders and/or all the assets of the VIE have been legally transferred to the New WFOE and/or its designee in accordance with the Exclusive Option Agreement executed by and among the New WFOE, the VIE, and its shareholders.

Share Pledge Agreement

Under the Share Pledge Agreement among the New WFOE and the VIE shareholders, together holding 100% of the shares in the VIE, the VIE shareholders pledged their shares in the VIE to the New WFOE to guarantee the performance of the VIE’s obligations under the Exclusive Services Agreement. Under the terms of the Share Pledge Agreement, in the event that the VIE or the VIE shareholders breach their respective contractual obligations under the Exclusive Services Agreement, the New WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged shares in accordance with applicable the People’s Republic of China (“PRC”) laws and regulations. The VIE shareholders further agreed not to dispose of the pledged shares or take any action that would prejudice the New WFOE’s interest.

The Share Pledge Agreement is effective until the full payment of the service fees under the Exclusive Services Agreement and upon termination of the VIE’s obligations under the Exclusive Services Agreement, or upon the transfer of shares under the Exclusive Option Agreement executed by and among the New WFOE, the VIE, and its shareholders.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the VIE shareholders, together holding 100% of the shares in the VIE, irrevocably granted the New WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC laws and regulations, once or at multiple times, at any time, part or all of their shares in the VIE. The option purchase price is RMB10 or the minimum amount to the extent permitted under PRC laws and regulations, whichever is lower.

The Exclusive Option Agreement remains effective until all the equity of the VIE is legally transferred under the name of the New WFOE and/or other entity or individual designated by it, unless terminated earlier by the New WFOE with a 30-day prior notice.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the VIE shareholders authorized the New WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings, (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under PRC laws and regulations and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole, and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of the VIE.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the VIE shareholders are shareholders of the VIE.

Spousal Consents

The spouses of certain of the VIE shareholders agreed, via a spousal consent, to the execution of the transaction documents as part of the VIE Agreements (the “Transaction Documents”), including: (a) an Exclusive Option Agreement, (b) a Share Pledge Agreement, and (c) Powers of Attorney; and the disposal of the shares of the VIE held by the VIE shareholders and registered in their names.

The spouses of certain of the VIE shareholders undertook not to make any assertions in connection with the shares of the VIE which are held by the VIE shareholders. The spouses of certain of the VIE shareholders confirmed that the VIE shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements. The spouses of certain of the VIE shareholders also undertook that if they obtain any share of the VIE which are held by the VIE shareholders for any reasons, they will be bound by the Transaction Documents and comply with the obligations thereunder as shareholders of the VIE. For this purpose, upon the New WFOE’s request, they will sign a series of written documents in substantially the same format and content as the Transaction Documents (as amended from time to time).

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

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with being based in the PRC, which could result in a material change in the PRC operating entities’ operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. On December 28, 2021, the Cyberspace Administration of China, together with 12 other governmental departments of the PRC, jointly promulgated the Measures for Cybersecurity Review (2021 version) (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. The Cybersecurity Review Measures requires that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the Cyberspace Administration of China, or the “CAC,” if it intends to be listed in foreign countries. In addition, if a critical information infrastructure operator (“CIIO”) purchases Internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, on March 22, 2024, the CAC issued the Provisions on Promoting and Standardizing Cross-Border Data Flows, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. As of the date of this annual report, we, our subsidiaries, and the PRC operating entities have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, AllBright Law Offices (Xiamen) (“AllBright”), as of the date of this annual report, we are not subject to cybersecurity review with the CAC, under the Cybersecurity Review Measures, or national security review under the Security Administration, as illustrated below, or any other security assessment or filing procedures for cross-border data transfer, since (i) as companies that provide Chinese Pop Culturerelated services to corporate clients, we and the PRC operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) we and the PRC operating entities currently possess personal information of a relatively small number of users in their business operations, significantly less than the one million user threshold set for a data processing operator applying for listing on a foreign exchange that may be required to pass such cybersecurity review, and they do not anticipate that they will be collecting over one million users’ personal information in the foreseeable future; (iii) we and the PRC operating entities do not conduct cross-border transfer of any sensitive personal information or more than one hundred thousand user’s personal information during our business operations, and (iv) since we and the PRC operating entities are in the Chinese Pop Culture industry, data processed in their business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities.There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

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

Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021 and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. In connection with the Acquisition of Yi Caishen and the August 2024 PIPE, and the offering made pursuant to the Company’s existing shelf registration statement on Form F-3, which was declared effective on November 18, 2022 by the U.S. Securities and Exchange Commission, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 30, 2025, we are required to complete the filing procedures. According to the Trial Measures, those Chinese companies failing to complete filing procedures may receive a warning from CSRC and be required to rectify the situation, accompanied by a fine ranging from RMB1 million to RMB10 million. The person in charge may receive a warning and be imposed by a fine between RMB500 thousand and RMB5 million. If the controlling shareholder or actual controller of such companies orchestrates or instructs the commission of non-compliance with filing procedures, they will be fined between RMB1 million and RMB10 million. If a securities company or securities service provider fails to perform its duty to urge companies to comply with filing procedures as required by the Trial Measures, it may be warned and face a fine ranging from RMB500 thousand to RMB5 million. The responsible managers and other directly liable personnel may receive a warning and be fined between RMB200 thousand and RMB2 million. As of the date of this annual report, we have completed the filing procedures for the above transactions.

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

During the fiscal years ended June 30, 2025, 2024, and 2023, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIE were as follows: in September 2022 and January 2023, Pop Culture Group transferred approximately $3,807,000 to Pop Culture HK. In September 2022, October 2022, November 2022, December 2022, February 2023, and April 2023, Heliheng transferred approximately $1,766,000 to Xiamen Pop Culture. During the fiscal year ended June 30, 2024, Pop Culture Group transferred $703,000 to Pop Culture HK and Pop Culture HK transferred $900,000 to Pop Culture Group. During the fiscal year ended June 30, 2024, Xiamen Pop Culture transferred RMB4,972,000 (approximately $684,170) to Heliheng, and Heliheng transferred RMB10,220,000 (approximately $1,415,572) to Xiamen Pop Culture. During the fiscal year ended June 30, 2025, Pop Culture Group transferred $501,000 to Pop Culture HK, Pop Culture HK transferred $500,000 to Hualiu, Pop Culture Group transferred $6,520 to Pop Culture Global, Pop Culture Global transferred $30,000 to Pop Culture Group, Heliheng transferred approximately $1,431,463 to Xiamen Pop Culture, and Xiamen Pop Culture transferred approximately $1,411,433 to Heliheng

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences

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

Cash is transferred among our Company, our subsidiaries, and the VIE, in the following manners: (i) funds are transferred to our WFOE, from our Company as needed through Pop Culture HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by the VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through Pop Culture HK; and (iv) WFOE and the VIE, lend to and borrow from each other from time to time for business operation purposes.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from Xiamen Pop Culture to WFOE, pursuant to the VIE Agreements, and the distribution of such payments to Pop Culture HK as dividends from WFOE, and then to our Company. If our PRC subsidiaries and the PRC operating entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

Selected Condensed Consolidating Financial Schedule

As a holding company, we conduct most of our operations through our subsidiaries and the VIE and its subsidiaries in the PRC. As of the date of this annual report, the operations conducted by us, the Cayman holding company, include contracting third-party companies for developing metaverse platforms and operating live music concerts of two popular mandarin singers during 2022 to 2025. Our subsidiaries and the VIE and its subsidiaries as of the date of June 30, 2025 are described below

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation/ Acquisition	Effective Interest Held Through Equity Ownership/ Contractual Arrangements	Principal Activities
Pop Culture Group	January 3, 2020	Cayman Islands	100%	Parent Holding

Subsidiaries
Pop Culture HK	January 20, 2020	Hong Kong	100%	Investment holding
Heliheng	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Yi Caishen (Xiamen) Trading Co., Ltd.	December 5, 2017	PRC	100%	Consultancy and information technology support
Huaya Time (Xiamen) Real Estate Management Co., Ltd.	November 27, 2024	PRC	100%	Real estate consulting and management
Pop Culture Global Operations Inc. (“Pop Culture Global”)	December 3, 2021	California	100%	Overseas Chinese Pop Culture resource integration and business development
CPFH Holding Limited	December 21, 2023	Hong Kong	100%	Digital collection and digital currency
Fujian Hualiu Culture & Sports Industry Development Co., Ltd. (“Hualiu”)	July 21, 2022	PRC	100%	Holding sports performance activities

VIE
Xiamen Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting

VIE’s subsidiaries
Pupu Sibo	March 30, 2017	PRC	60% owned by the VIE	Event planning and execution
Jiangxi Hualiu	June 6, 2017	PRC	100% owned by the VIE	Marketing

Guangzhou Shuzhi Culture Communication Co., Ltd. (“Guangzhou Shuzhi”)	December 19, 2018	PRC	100% owned by the VIE	Event planning and execution
Shenzhen Pop Digital Industrial Development Co., Ltd. (“Shenzhen Pop”)	January 17, 2020	PRC	100% owned by the VIE	Event planning and execution
Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”)	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”)	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”)*	March 30, 2022	PRC	54% owned by the VIE *	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd. (“Xiamen Qiqin”)	October 18, 2021	PRC	54% owned by the VIE	IPC License
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Pop Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Xiamen Hand In Hand Network Technology Co., Ltd.	October 25, 2021	PRC	99% owned by the VIE	Online digital marketing activities business
Xiamen Hualiu Music Culture Communication Co., Ltd. (“Hualiu Music”)**	May 29, 2024	PRC	40% owned by the VIE	Cultural and artistic exchange activities, entertainment agent services and public relations services

*	Zhongpu Shuyuan is 51% owned by Jiangxi Hualiu and 10% owned by Junpu Jiyuan. Junpu Jiyuan is 30% owned by Jiangxi Hualiu.

**	Through an act in concert arrangement with another shareholder, the Company obtained 20% additional voting rights, combined with its 40% equity investment in Hualiu Music, the Company can control Hualiu Music.

The following tables present selected condensed consolidated financial data of Pop Culture Group and its subsidiaries and the VIE and its subsidiaries for the fiscal years ended June 30, 2025, 2024, and 2023, and balance sheet data as of June 30, 2025 and 2024.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Year Ended June 30, 2025
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$2,229,471	$2,313,921	$103,089,377	$-	$107,632,769
Cost of revenue	$1,846,249	$2,072,090	$99,394,531	$-	$103,312,870
Gross profit	$383,222	$241,831	$3,694,846	$-	$4,319,899
Net income	$(129,134)	$(412,206)	$(6,366,796)	$14,645	$(6,893,491)
Comprehensive income	$(129,134)	$(271,212)	$(6,456,394)	$84,314	$(6,772,426)

	For the Fiscal Year Ended June 30, 2024
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$150,000	$60,066	$47,171,852	$-	$47,381,918
Cost of revenue	$139,414	$897	$44,360,887	$-	$44,501,198
Gross profit	$10,586	$59,169	$2,810,965	$-	$2,880,720
Net income	$(6,277,109)	$(379,370)	$(5,975,636)	$-	$(12,632,115)
Comprehensive income	$(6,277,109)	$(396,456)	$(5,939,998)	$(82,236)	$(12,695,799)

	For the Fiscal Year Ended June 30, 2023
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$257,169	$-	$18,286,074	$-	$18,543,243
Cost of revenue	$150,000	$312,198	$21,743,860	$-	$22,206,058
Gross profit	$107,169	$(312,198)	$(3,457,786)	$-	$(3,662,815)
Net income	$(25,257,696)	$(1,273,299)	$(14,053,844)	$15,327,143	$(25,257,696)
Comprehensive income	$(25,257,696)	$(2,065,384)	$(14,936,399)	$15,327,143	$(26,932,336)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$1,356,601	$727,222	$842,494	$-	$2,926,317
Receivable from the VIE	$8,117,149	$-	$-	$(8,117,149)	$-
Total current assets	$21,931,263	$28,449,213	$50,962,517	$(33,803,156)	$67,539,837
Investments in subsidiaries and the VIE	$(266,366)	$-	$-	$266,366	$-
Total assets	$21,664,897	$85,719,001	$51,503,354	$(44,002,558)	$114,884,694
Total liabilities	$83,271	$65,044,107	$59,919,371	$(31,775,520)	$93,271,229
Total shareholders’ equity	$21,581,626	$20,674,894	$(8,416,016)	$(12,227,039)	$21,613,465
Total liabilities and shareholders’ equity	$21,664,897	$85,719,001	$51,503,355	$(44,002,559)	$114,884,694

	As of June 30, 2024
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$10,711	$25,390	$194,462	$-	$230,563
Receivable from the VIE	$4,408,299	$-	$-	$(4,408,299)	$-
Total current assets	$8,969,510	$11,212,627	$54,695,177	$(33,213,926)	$40,932,053
Investments in subsidiaries and the VIE	$6,372,217	$-	$-	$(6,372,217)	$-
Total assets	$15,341,727	$21,870,052	$55,345,910	$(50,322,932)	$42,234,757
Total liabilities	$32,795	$2,768,155	$57,307,054	$(33,198,421)	$26,909,583
Total shareholders’ equity	$15,308,932	$19,101,897	$(1,961,144)	$(17,124,511)	$15,325,174
Total liabilities and shareholders’ equity	$15,341,727	$21,870,052	$55,345,910	$(50,322,932)	$42,234,757

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended June 30, 2025
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$1,405,078	$529,607	$(1,741,850)	$-	$192,835
Net used in investing activities	$(9,999,600)	$182,956	$642,102	$-	$(9,174,542)
Net cash used in (provided by) financing activities	$9,940,412	$(6,279)	$1,740,433	$-	$11,674,566

	For the Fiscal Year Ended June 30, 2024
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
cash used in operating activities	$(3,384,519)	$2,334,157	$(4,106,484)	$-	$(5,156,846)
Net used in investing activities	$-	$(539,915)	$(132,899)	$-	$(672,814)
Net cash used in (provided by) financing activities	$2,300,223	$(2,658,102)	$3,731,488	$-	$3,373,609

	For the Fiscal Year Ended June 30, 2023
	Pop Culture Group	Subsidiaries	VIE and its Subsidiaries	Eliminations		Consolidated Total
Net cash used in operating activities	$(3,390,075)	$100,151	$(2,672,557)		$-	$(5,962,481)
Net used in investing activities	$(4,600,000)	$(885,824)	$(680,272)	$		$(6,166,096)
Net cash used in (provided by) financing activities	$-	$-	$683,277		$-	$683,277

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

According to our PRC counsel, AllBright, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structure of Xiamen Pop Culture and Hualiu is currently not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the VIE Agreements is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws and regulations. Our PRC counsel, AllBright, however, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The VIE Agreements have not been tested in a court of law in the PRC as of the date of this annual report. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If our corporate structure and the VIE Agreements are determined as illegal or invalid by the competent court in the PRC, arbitral tribunal, or regulatory authorities, we may be unable to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the VIE Agreements are found to be in violation of any existing or future PRC laws or regulations, or we or Xiamen Pop Culture fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and/or operating licenses of Hualiu or Xiamen Pop Culture;

●	discontinuing or restricting the operations of Hualiu or Xiamen Pop Culture;

●	imposing conditions or requirements with which we, Hualiu, or Xiamen Pop Culture may not be able to comply;

●	requiring us, Hualiu, or Xiamen Pop Culture to change our corporate structure and the VIE Agreements;

●	restricting or prohibiting our use of the proceeds from our public offering to finance the PRC operating entities’ business and operations in the PRC; and

●	imposing fines.

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

Under a tax inspection, if our transfer pricing arrangements between Hualiu and Xiamen Pop Culture are judged as tax avoidance, or related documentation does not meet the requirements, Hualiu and Xiamen Pop Culture may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by Hualiu, which could adversely affect us by (i) increasing Xiamen Pop Culture’s tax liabilities without reducing Hualiu’s tax liabilities, which could further result in interest being levied to us for unpaid taxes; or (ii) imposing late payment fees and other penalties on Xiamen Pop Culture for the adjusted but unpaid taxes according to the applicable regulations. In addition, if Hualiu requests the Xiamen Pop Culture Shareholders to transfer their shares in Xiamen Pop Culture at nominal or no value pursuant to the VIE Agreements, such transfer may be viewed as a gift and subject Hualiu to PRC income tax. As a result, our financial position could be materially and adversely affected if Xiamen Pop Culture’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

We rely on the approvals, certificates, and business licenses held by Xiamen Pop Culture and any deterioration of the relationship between Hualiu and Xiamen Pop Culture could materially and adversely affect our overall business operations.

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

Further, our relationship with Xiamen Pop Culture is governed by the VIE Agreements, which are intended to enable us, through our indirect ownership of Hualiu, to have a controlling financial interest in, and be the primary beneficiary of, Xiamen Pop Culture for accounting purposes. The VIE Agreements, however, may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Xiamen Pop Culture could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

The exercise of our option to purchase part or all of the shares in Xiamen Pop Culture under the exclusive option agreement might be subject to certain limitations and substantial costs.

Our exclusive option agreement with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders gives Hualiu the option to purchase up to 100% of the shares in Xiamen Pop Culture. Such transfer of shares may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce of the PRC (“MOFCOM”), the State Administration for Market Regulation, and/or their local competent branches. In addition, the shares transfer price may be subject to review and tax adjustment by the relevant tax authorities. The shares transfer price to be received by Xiamen Pop Culture under the VIE Agreements may also be subject to enterprise income tax, and these amounts could be substantial.

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

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Mr. Zhuoqin Huang, our chief executive officer, director, and chairman of our board of directors and a PRC citizen, beneficially and indirectly owns and controls 10,576,308 Class B Ordinary Shares, representing approximately 93.68% of the voting rights in our Company. It is uncertain, however, if these factors would be sufficient to give him control over us under the Foreign Investment Law. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

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

Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021, and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. In connection with the Acquisition of Yi Caishen and the August 2024 PIPE, and the offering made pursuant to the Company’s existing shelf registration statement on Form F-3, which was declared effective on November 18, 2022 by the U.S. Securities and Exchange Commission, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 30, 2025, we are required to complete the filing procedures. According to the Trial Measures, those Chinese companies failing to complete filing procedures may receive a warning from CSRC and be required to rectify the situation, accompanied by a fine ranging from RMB1 million to RMB10 million. The person in charge may receive a warning and be imposed by a fine between RMB500 thousand and RMB5 million. If the controlling shareholder or actual controller of such companies orchestrates or instructs the commission of non-compliance with filing procedures, they will be fined between RMB1 million and RMB10 million. If a securities company or securities service provider fails to perform its duty to urge companies to comply with filing procedures as required by the Trial Measures, it may be warned and face a fine ranging from RMB500 thousand to RMB5 million. The responsible managers and other directly liable personnel may receive a warning and be fined between RMB200 thousand and RMB2 million. As of the date of this annual report, we have completed the filing procedures for the above transactions.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, Xiamen Pop Culture, and subsidiaries of Xiamen Pop Culture. We may make loans to these entities, or we may make additional capital contributions to Hualiu, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries.

Most of these ways are subject to PRC regulations and approvals or registration. For example, any loans to Hualiu, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Hualiu to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Hualiu up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Hualiu, or (ii) twice the amount of the net assets of Hualiu calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to Hualiu or other domestic PRC entities must also be filed and registered with the NDRC. We may also decide to finance Hualiu by means of capital contributions. These capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with MOFCOM, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to Xiamen Pop Culture, which is a PRC domestic company. Further, we are not likely to finance the activities of Xiamen Pop Culture and its subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain business.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to Hualiu, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to Hualiu, Xiamen Pop Culture, or subsidiaries of Xiamen Pop Culture, or future capital contributions by us to Hualiu. As a result, uncertainties exist as to our ability to provide prompt financial support to Hualiu, Xiamen Pop Culture, or subsidiaries of Xiamen Pop Culture when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect the PRC operating entities’ business, including their liquidity and their ability to fund and expand their business.

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

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income under the contractual agreements. Hualiu currently has in place with Xiamen Pop Culture in a manner that would materially and adversely affect its ability to pay dividends and other distribution to us. See “—Risks Relating to Our Corporate Structure—The VIE Agreements may result in adverse tax consequences.”

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

Our PRC legal counsel, AllBright, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of our offerings under the M&A Rules, given that:

●	we established Heliheng and Hualiu by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules; and

●	no explicit provision in the M&A Rules classifies the VIE Agreements as a type of acquisition transaction subject to the M&A Rules.

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

Risks Related to Our Business

The PRC operating entities have in recent years shifted their focus to the Live Entertainment and Digital Entertainment business, which makes it difficult to predict our prospects and our business and financial performance.

The PRC operating entities have in recent years shifted their focus to the Live Entertainment and Digital Entertainment business. During the fiscal years ended June 30, 2025, revenue from the Live Entertainment business accounted for 9.3% of our total revenue, while revenue from the Digital Entertainment business accounted for 88.6% of our total revenue. The recent operation results of the PRC operating entities in this business may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenue, cash flows, and operating margins for the Live Entertainment and Digital Entertainment business. The PRC operating entities have encountered, and may continue to encounter in the future, risks, challenges, and uncertainties associated with the development of their Live and Digital Entertainment business, such as adapting to the fast-evolving Chinese Pop Culture ecosystem, addressing regulatory compliance and uncertainty, engaging, training, and retaining high-quality employees, and improving and expanding their Chinese Pop Culture intellectual property portfolio. If the PRC operating entities do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If the PRC operating entities are unable to retain the existing clients for their Live Entertainment and Digital Entertainment businesses, our results of operations will be materially and adversely affected.

The PRC operating entities provide Live Entertainment and Digital Entertainment services to corporate clients primarily pursuant to service agreements with typical terms ranging from one to six months but usually less than three months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for the PRC operating entities. The PRC operating entities may not be able to accurately predict future trends in corporate client renewals, and their corporate clients’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with their services and solutions and their fees and charges, as well as factors beyond their control, such as level of competition faced by their corporate clients, their level of success in marketing efforts, and their spending levels. In particular, some of the existing corporate clients of the PRC operating entities, including Xiamen Maisite Education Technology Co., Ltd and Guangzhou Taiji Advertising Co., Ltd., have been their clients for many years and the PRC operating entities generated a significant portion of their revenue through services provided to them. If some of the existing corporate clients of the PRC operating entities, in particular historic corporate clients, terminate or do not renew their business relationships with the PRC operating entities, renew on less favorable terms or for fewer services and solutions, and the PRC operating entities do not acquire replacement corporate clients or otherwise grow their corporate client base, our results of operations may be materially and adversely affected.

A substantial portion of the PRC operating entities’ revenue and accounts receivable are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the PRC operating entities would likely incur substantial losses of revenue.

For the fiscal year ended June 30, 2025, three major customers, Lianzhang Digital Designing (Xiamen) Co., Ltd., Zhongyun Technology Co., Ltd., and Lianzhang (Xiamen) Audio and Video Technology Co., Ltd, accounted for approximately 21%, 20% and 12% of the operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2024, two major customers, Lianzhang Digital Designing (Xiamen) Co., Ltd. and Xiamen Maisite Education Technology Co., Ltd., accounted for approximately 34% and 10% of the PRC operating entities’ total revenue, respectively. For the fiscal year ended June 30, 2023, three major customers, Zhejiang Liangxiao Culture Media Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., and Guangdong Hongshi Digital Media Co., Ltd., accounted for approximately 10%, 10%, and 9% of the PRC operating entities’ total revenue, respectively. As of June 30, 2025, the PRC operating entities’ top five customers accounted for approximately 70% of their accounts receivable balance, with each customer representing 19%, 18%, 16%, 10%, and 7% of the accounts receivable balance, respectively. As of June 30, 2024, the PRC operating entities’ top five customers accounted for approximately 75% of their accounts receivable balance, with each customer representing 27%, 17%, 16%, 10%, and 5% of the accounts receivable balance, respectively. As of June 30, 2023, the PRC operating entities’ top five customers accounted for approximately 68% of their accounts receivable balance, with each customer representing 31%, 19%, 7%, 6%, and 5% of the accounts receivable balance, respectively. The PRC operating entities’ major customers may change as they adjust marketing strategies or business focus, and any material business disruption affecting their major customers or any decrease in sales to their major customers may negatively impact the PRC operating entities’ operations and cash flows if the PRC operating entities fail to increase their sales to other customers.

The PRC operating entities’ success is tied to events generally and, in particular, to changes in popularity of Chinese Pop Culture events on which they choose to focus.

The PRC operating entities are largely dependent on the continued popularity of corporate, marketing, and entertainment events in China generally and, in particular, the popularity of Chinese Pop Culture events upon which they have chosen to focus. Changes in the popularity of Chinese Pop Culture in China or in particular cities or regions in China could be influenced by competition from other forms of entertainment. A change in fans’ tastes, or a change in perception relating to Chinese Pop Culture, could result in the PRC operating entities’ Chinese Pop Culture events becoming less popular or otherwise reduce the value of their Chinese Pop Culture focused intellectual property portfolio. This, in turn, could reduce sponsorship or other advertising demand relating to their Chinese Pop Culture events. Adverse developments or scandals relating to stars or key stakeholders in the Chinese Pop Culture industry could affect the PRC operating entities’ ability to monetize acquired rights or possibly recover investments they have made in the relationships with the rights owners, and to the extent that any such star or stakeholder is material to their revenue, could have a material adverse effect on their business, results of operations, or prospects.

The PRC operating entities may be unable to maintain or enhance their portfolio of concerts, which is a key component of their growth strategy.

The PRC operating entities own, or otherwise have contractual rights to, an extensive portfolio of concerts and Chinese Pop Culture events from which they seek to generate revenue through sponsorships and ticket sales for those concerts and events. The portfolio of concerts is derived from the PRC operating entities’ performance agreements with artists and music companies, which generally are for fixed terms and specific concerts. The PRC operating entities are dependent upon relationships with these artists and music companies to maintain or obtain new rights. The PRC operating entities have in the past been, and may in the future be, subject to risks that their partners in hosting concerts cease to work with them, develop their own service offerings instead of using those of the PRC operating entities, use alternative intermediaries for certain services, or fail to renew existing contracts on terms favorable to the PRC operating entities, or at all, and to the extent that any such partner is material to the revenue of the PRC operating entities, it could have a material adverse effect on the business, results of operations, or prospects of the PRC operating entities.

The service agreements and performance agreements for the PRC operating entities’ Live Entertainment businesses impose numerous obligations on them.

In the PRC operating entities’ Live Entertainment business, the PRC operating entities rely on contractual arrangements to provide a comprehensive suite of event-related services through their execution and marketing capabilities, and otherwise to obtain the right to host concerts they can then monetize.

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

The PRC operating entities’ business depends on services provided by, and relationships with, various third parties, including advertising companies and media companies, among others. In particular, for the fiscal year ended June 30, 2025, the PRC operating entities purchased 20.2% of their services from two major suppliers; for the fiscal year ended June 30, 2024, the PRC operating entities purchased 27.00% of their services from two major suppliers; and for the fiscal year ended June 30, 2023, the PRC operating entities purchased 40.08% of their services from three major suppliers. The failure of these parties to perform in compliance with their agreements may negatively impact the PRC operating entities’ business.

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

Some of the PRC operating entities’ events involves an exhaustive check-list of items to be organized and coordinated among numerous parties. Therefore, good relationships with these parties are key to a successful event. In particular, for the successful operation and execution of their Chinese Pop Culture events, the PRC operating entities often are dependent on relationships with local authorities and government agencies, which provide the PRC operating entities essential services that are integral to the success of the event, such as police and security services, traffic control, and assistance in obtaining the required approvals and permits. For the operation of many of the PRC operating entities’ Chinese Pop Culture events, they use third-party providers and may also rely on the support of volunteers. If the PRC operating entities are unable to rely on providers or volunteers in their event operations, it could cause disruptions to their events or otherwise adversely impact their relationships with their community of fans. Any adverse changes in or termination of any of these relationships could have a material adverse effect on their business, results of operations, financial condition, or prospects.

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

In providing event planning and execution and brand promotion services, the PRC operating entities seek to build strong connections, raise the value of services they provide, create effective communication platforms for brands, events, and organizations, and ultimately provide the vital link between events and consumers. The PRC operating entities face competition in acquiring corporate clients. Notwithstanding prior relationships, corporate clients might choose alternative service providers. If the PRC operating entities are unable to maintain current clients or acquire new clients, their ability to grow their business will be limited. In a competitive environment, they may lose existing business to their competitors or they may win less profitable business, including to the extent they may be required to lower the service fees they charge to their clients. In China, a number of companies have already engaged in event planning and execution and brand promotion services, and certain large companies, such as Alibaba, Tencent, and Baidu, are increasingly investing in entertainment businesses, including in Chinese Pop Culture-related content and media channel development. In addition, partners of the PRC operating entities may expand their internal capabilities or otherwise integrate themselves vertically and more systematically, which could result in a reduction in opportunities available to the PRC operating entities or otherwise lead to potential new competitors.

In the case of concerts, Chinese Pop Culture events, and online Chinese Pop Culture programs, the PRC operating entities face competition principally from other hosts or creator of concerts, Chinese Pop Culture events, and online Chinese Pop Culture programs. The events, concerts, or online programs offered by other hosts may offer fans the ability to participate in events that represent or are perceived to represent better value for money than what the PRC operating entities offer. The PRC operating entities may face competition in cities or markets from competitors that have or are able to establish a more significant local presence than they can. In addition, the PRC operating entities face competition from other entertainment and non-entertainment events that may be more attractive or appealing to potential fans.

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

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate, and retain our senior management and a sufficient number of Chinese Pop Culture, event planning and execution, and brand promotion specialists and other experienced and skilled employees. We benefit from the track record of our senior management team, including Mr. Zhuoqin Huang, in building strategic personal relationships with key stakeholders throughout the Chinese Pop Culture ecosystem and successfully growing our operations through strategic partnerships. Our senior management team works closely with seasoned Chinese Pop Culture, event planning and execution, and brand promotion specialists who offer deep execution and operational experience combined with their relationships with various stakeholders. Our combined team offers deep industry experience throughout the Chinese Pop Culture ecosystem, as well as in-depth knowledge of the Chinese Chinese Pop Culture market.

Qualified individuals are in high demand, particularly in the Chinese Pop Culture ecosystem, and the PRC operating entities may have to incur significant costs to attract and retain them. The loss of any member of the senior management team or such specialists could be highly disruptive and adversely affect our business operations in respect of a particular stakeholder or more broadly impact our future growth. Moreover, if any of these individuals joins a competitor or undertakes a competing business, the PRC operating entities may lose crucial business secrets, personal relationships, technological know-how, and other valuable resources, notwithstanding their contractual arrangements designed to mitigate this loss.

A decline in general economic conditions or a disruption of financial markets may affect entertainment markets or the discretionary income of consumers, which in turn could adversely affect the PRC operating entities’ profitability.

The PRC operating entities’ operations are affected by general economic conditions and, in particular, conditions that have a direct impact on the demand for entertainment and leisure activities. Declines in general economic conditions could reduce the level of discretionary income that their fans have to spend on attending or participating in entertainment events or on entertainment-related programs or consumer products more generally (thereby potentially reducing sponsorship and advertising spending), any of which could adversely impact their revenue. Adverse economic conditions, including volatility and disruptions in financial markets, may also affect other stakeholders in the Chinese Pop Culture ecosystem, thereby reducing their engagement. For example, declines in consumer spending more broadly could affect advertising spend, which in turn could adversely affect broadcasters. These factors could reduce the prices the PRC operating entities can obtain in their arrangements with partners and clients.

Demand for the PRC operating entities’ content would be adversely affected by unauthorized distribution of that content.

To the extent that live Chinese Pop Culture events are made available on the Internet by pirates or other unauthorized re-broadcasters and these are illegally streamed, demand for the PRC operating entities’ services could decline and they could lose the benefit of any associated revenue, which could have a material adverse effect on their reputation, business, results of operations, financial conditions, or prospects.

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

Content related to Chinese Pop Culture produced and/or distributed by the PRC operating entities may be found objectionable by PRC regulatory authorities, which may have an adverse effect on their business.

PRC laws and regulations impose certain restrictions on content of commercial performances, radio and television programs, and advertisements. See “Item 4. Information on the Company—B. Business Overview—Regulations.” These regulations provide that content is prohibited to, among other things, violate PRC laws and regulations, impair the national dignity of China or the public interest, or incite ethnic hatred, propagate cults and superstition, disturb social order, spread obscenity, gambling, or violence. In addition, PRC regulatory authorities may find any content objectionable, and accordingly such content may be limited or eliminated. For example, since the outset of 2018, the Chinese government has tightened its crackdown on content it deemed to be “vulgar” or “low taste,” which caused certain rap songs to be deleted or their lyrics redacted since the government deemed them inappropriate. The PRC operating entities currently engage in street dance, another area of Chinese Pop Culture culture, which we do not believe has been deemed to be offensive or vulgar. However, the PRC operating entities also own an extensive portfolio of intellectual property rights related to Chinese Pop Culture events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties, and online Chinese Pop Culture programs, which usually feature rap songs. As of the date of this annual report, the PRC operating entities have not received any notice of warning or been subject to penalties or other disciplinary action regarding content we currently produce or distribute. However, we cannot assure you that content the PRC operating entities produce, promote, or distribute will not be found objectionable by regulatory authorities in the future. In the event that the PRC regulatory authorities find any content the PRC operating entities produce and/or distribute objectionable, such content may be deleted or restricted. As a result, the PRC operating entities’ business, financial condition, and results of operations may be affected.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 71,362,733 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

We have a triple-class structure consisting of Class A Ordinary Shares, Class B Ordinary Shares, and Class C Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, holders of Class B Ordinary Shares are entitled to 100 votes per one Class B Ordinary Share, and holders of Class C Ordinary Shares do not have voting power, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Mr. Zhuoqin Huang, our chief executive officer and chairman, indirectly holds 10,576,308, or 100% of our issued Class B Ordinary Shares, representing approximately 93.68% of the voting rights in our Company as of the date of this annual report. As a result, until such time as his collective voting power is below 50%, Mr. Huang as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares or Class C Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected. As of the date of this annual report, we have not issued any Class C Ordinary Shares, and our Class C Ordinary Shares are not listed on Nasdaq, or any other stock exchange.

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

On May 29, 2024, Hualiu Digital established a subsidiary, Xiamen Hualiu Music Culture Communication Co., Ltd. (“Hualiu Music”), under PRC laws and regulations. Hualiu Digital holds 40% equity interests in Hualiu Music. As of the date of this annual report, Hualiu Music has not been operative, nor has it generated any revenue.

On May 29, 2024, the Company, through its wholly owned subsidiary Pop Culture HK, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Shaorong Zheng, a former shareholder of Yi Caishen (Xiamen) Trading Co., Ltd., a limited liability company incorporated in China (“Yi Caishen”), with respect to the Target Company. Pursuant to the Stock Purchase Agreement, Pop Culture HK agreed to acquire 98% of the equity interests in the Target Company (the “Target Equity”) from Shaorong Zheng. In consideration of the sale of the Target Equity, the Company agreed to issue to Shaorong Zheng 1,000,000 Class A ordinary shares, par value $0.01 per share, of the Company with an aggregate value of $1,100,000. This transaction is referred to as the “Acquisition of Yi Caishen.” As of the date of this annual report, the Acquisition of Yi Caishen has been completed.

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

On July 11, 2024, the Company closed the acquisition of 98% of the issued share capital in Yi Caishen (Xiamen) Trading Co., Ltd., a limited liability company incorporated in China (the “Target Company”), pursuant to a share purchase agreement (the “Share Purchase Agreement”), dated May 29, 2024, by and between the Company’s wholly owned subsidiary, Pop HK, and Shaorong Zheng, a shareholder of the Target Company. The Company issued an aggregate of 1,000,000 Class A ordinary shares, par value US$0.01 per share, with an aggregate value of $1,100,000, to Shaorong Zheng as consideration for 98% of the issued share capital in the Target Company. The Company completed the acquisition of 100% of the Target Company on February 5, 2025.

On January 1, 2025, the Company entered into that certain Agreement for the Acquisition of Equity through the Issuance of Shares (the “Acquisition Agreement”) with Ling Yang, a current shareholder of Xiamen Hand in Hand Network Technology Co., Ltd, a limited liability company incorporated in China (the “Target Company”), with respect to the Target Company.

Pursuant to the Acquisition Agreement, Guangzhou Shuzhi Culture Communication Co., Ltd., a private company incorporated under the laws of the People’s Republic of China, wholly owned by the Company’s variable interest entity (“Guangzhou Shuzhi”), agreed to acquire 99% of the equity interests in the Target Company (the “Target Equity”) from Ling Yang, with the remaining 1% of the equity interests retained by one current shareholder of the Target Company. In consideration of the sale of the Target Equity, the Company agreed to issue to Ling Yang 2,000,000 Class A ordinary shares, par value US$0.01 per share, of the Company with an aggregate value of $2,000,000. The acquisition of 100% of the Target Company has been completed on September 8, 2025.

On February 10, 2025, shareholders of the Company held an extraordinary general meeting at which (1) it is resolved as an Ordinary Resolution that the authorized share capital of the Company be increased from US$760,000 divided into 64,400,000 Class A Ordinary Shares of par value US$0.01 each, 10,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each, to US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each (the “Share Capital Increase”), (2) it is resolved as a Special Resolution that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase.

On July 8, 2025, Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), entered into certain subscription agreements (the “Subscription Agreements”) with 10 investors (the “Subscribers”). Pursuant to the Subscription Agreements and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company agreed to sell and the Subscribers agreed to purchase an aggregate of 50,000,000 Class A ordinary shares, par value $0.01 per share, of the Company (“Class A Ordinary Shares”) at a price of $0.50 per Class A Share; and an aggregate of 10,000,000 Class B ordinary shares, par value $0.01 per share, of the Company (“Class B Ordinary Shares”) at a price of $0.55 per Class B Share (collectively, the “Private Placement”). The Subscribers represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Ordinary Shares for the account or benefit of any U.S. person.

The Private Placement closed on July 8, 2025 and received gross proceeds of $30.5 million. The Class A Ordinary Shares and Class B Ordinary Shares issued in the Private Placement are not subject to the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder. The management of the Company will have sole and absolute discretion concerning the use of the proceeds from the Private Placement.

The shareholders of Pop Culture Group Co., Ltd (the “Company”) held an extraordinary general meeting on August 25, 2025, where a proposal to change the dual foreign name of the Company to 华流文化集团有限公司 (the “Change of Name”) was approved. On September 8, 2025, the Cayman Islands Registrar of Companies issued a Certificate of Incorporation on Change of Name in accordance with the requirements of Companies Act (Revised) of the Cayman Islands to reflect the Change of Name.

On September 25, 2025, Pop Culture Group Co., Ltd (the “Company”) entered into securities purchase agreements (the “Purchase Agreements”) with certain institutional accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 5,000,000 Class A ordinary shares of a par value of US$0.01 each (the “Class A Ordinary Shares”) to the Investors at a purchase price of US$1.20 per share, in a registered direct offering of $6 million of its securities (the “Offering”).

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-266130) (the “Registration Statement”), which was declared effective on November 18, 2022 by the U.S. Securities and Exchange Commission (the “Commission”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 29, 2025. The Registration Statement, the base prospectus and the prospectus supplement relating are available on the SEC’s website at www.sec.gov.

The closing of the Offering occurred on September 29, 2025, raising gross proceeds of $6 million before deducting offering fees and expenses.

The Company also entered into a Placement Agency Agreement dated as of September 26, 2025 (the “PAA”) with FT Global Capital, Inc. as an exclusive best efforts placement agent in connection with the Offering (“FT Global”). Pursuant to the terms of the PAA, the Company agreed to pay FT Global a cash transaction fee equal to 7.5% of the gross proceeds of the Offering, and reimburse FT Global’s out-of-pocket expenses, including, for its travel and due diligence expenses in the amount of up to $30,000 and for its legal expense up to $70,000.

In connection with this offering, each of the Company’s executive officers, directors, and 5% shareholders, has agreed, subject to certain exceptions set forth in the lock-up agreements, without the prior written consent of the Placement Agent, they will not, during the period commencing on the date of the final prospectus (the “Prospectus”) relating to the Offering and ending 90 days thereafter (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares, any securities convertible into or exercisable or exchangeable for Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities

Corporate Information

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

B. Business Overview

Through services of the PRC operating entities, we aim to promote Chinese Pop Culture and its values and to promote cultural exchange with respect to Chinese Pop Culture between the United States and China. The PRC operating entities do this mainly by delivering event experiences with significant Chinese Pop Culture elements to the younger generation.

Overview

We primarily conduct our business in mainland China through the People’s Republic of China (the “PRC”) operating entities, while gradually expanding a modest presence in Hong Kong and overseas through our offshore entities. The PRC operating entities have in recent years focused on providing Event Hosting, Event Planning and Execution and Brand Promotion services (defined as below). The PRC operating entities own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties that feature live hip-hop performances in karaoke bars or amusement parks to promote hip-hop culture, and they cooperate with music companies and artists to host various concerts in China; starting from March 2020, the PRC operating entities have been developing and operating hip-hop related online programs (collectively, “Event Hosting”). The PRC operating entities help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Their services feature significant hip-hop elements and cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. The PRC operating entities have been providing brand promotion services, such as online marketing and promotion, trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions, to corporate clients for service fees (“Brand Promotion”).

With the rapid rise of Chineses Pop in recent years, our business has expanded beyond a focus on Chinese Hip-Hop to encompass the broader Chinese Pop industry. Leveraging our extensive experience and deep expertise accumulated in related fields, we have evolved into a diversified performing arts and entertainment group, dedicated to promoting pan-Chinese pop culture. Our integrated ecosystem spans both online and offline platforms, and encompasses the following: (1) live entertainment events (“Live Entertainment”) (originally represents event hosting, and event planning and execution) (including concerts, music festivals, street dance competitions, and other performances); (2) digital entertainment services (“Digital Entertainment”) (originally mainly represents brand promotion); (3) other services.

For live entertainment services, the operating entities deliver high-quality and immersive cultural experiences to clients and end-users primarily by providing artist management and agency services, and in limited cases by organizing concerts, music festivals, street dance competitions, Chinese Pop events, and other live activities.  During the year ended June 30, 2025, the operating entities participated in eight large-scale concerts and touring projects, serving 15 corporate clients. These events collectively attracted approximately 600,000 social media engagements, representing an increase from 520,000 social media engagements in the same period of 2024.

For digital entertainment services, the operating entities offer customized digital marketing solutions services   to clients by leveraging extensive internet media resources, enabling effective brand promotion campaigns. Revenue from digital entertainment increased by 140.6% from $39.6 million for the year ended June 30, 2024 to $95.3 million for the year ended June 30, 2025, primarily attributable to (i) the changing consumer trends that increase the public dependence on digital channels (especially short-form video platforms) for brand and product information; and (ii) the budget reallocation by clients, the material expansion in corporate online marketing expenditures directed toward our internet media-based solutions.

For other services, the operating entities generate service revenue through digital collectible sales to individual collectors, SaaS software services to hip-hop dance training institutions, property subleasing of company-leased facilities to third parties, and other ancillary service offerings for service fees. Other revenue for the year ended June 30, 2025 was US$2.32 million, which represents a increase of US$2.04 million, or 729.4%, compared to that in the year ended June 30, 2024.

The PRC operating entities provide Live Entertainment service that deliver high-quality and immersive cultural experiences to clients and end-users primarily by providing artist management and agency services, and in limited cases by organizing concerts, music festivals, street dance competitions, Chinese Pop events, and other live activities. The operating entities generate revenue from offering sponsorship packages to advertisers in exchange for sponsorship fees, and providing related services.

The PRC operating entities also provide Digital Entertainment services, such as offering customized digital marketing solutions services to clients by leveraging extensive internet media resources, enabling effective brand promotion campaigns.

We believe that the main reason corporate clients hire the PRC operating entities to provide Live Entertainment and Digital Entertainment services geared towards the younger generation is for their deep understanding of the taste and preferences of this generation.

For the fiscal years ended June 30, 2025, 2024, and 2023, we had total revenue of $107,632,769, $47,381,918, and $18,543,243, and net loss of $6,893,491, $12,632,115, and $25,257,696, respectively. Revenue derived from the Live Entertainment business accounted for 9%, 16%, and 45% of our total revenue for those fiscal years, respectively. Revenue derived from the Digital Entertainment business accounted for 89%, 83%, and 53% of our total revenue for those fiscal years, respectively. Revenue derived from Other Services accounted for 2%, 1%, and 2% of our total revenue for those fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for the PRC operating entities’ success and differentiate them from their competitors:

An Extensive Portfolio of Iconic Chinese Pop Culture Events

The PRC operating entities have a large pool of creative talents within their companies who incubate original Chinese Pop Culture event ideas. Over the years, the PRC operating entities have developed an extensive portfolio of iconic Chinese Pop Culture events, including, without limitation: China Battle Championships, an annual street dance competition with a 13-year history; Move It, the first street dance stage play in China; Cross-Strait Hip-Hop Culture Festival, an annual cultural festival focusing on hip-hop culture, with support from Department of Culture and Department of Education of Fujian Province; Hip-Hop Party and Popcity Music Festival, a series of Chinese Pop Culture music events in Fujian Province; and Mini Master and Super Chinese Pop Culture Dream, street dance events to promote street dance and Chinese Pop Culture among kids and teenagers. For details on the PRC operating entities’ hip-hop events and related intellectual property, see “—The Business Model—Event Hosting—Representative Chinese Pop Culture Events” and “—Intellectual Property.” These events have been well received by the audience and generated sponsorship fees from a large number of sponsors.

A Deep Understanding of the Younger Generation

The PRC operating entities began organizing Chinese Pop Culture events and marketing campaigns in Chinese universities and colleges in 2007. For instance, the PRC operating entities planned and organized Pino Chinese University Street Dance Competition (“品诺全国高校街舞大赛”) in 2010, 2011, and 2012, respectively, which attracted the participation of approximately 20,000 university students in total. Given their long operating history, the PRC operating entities have a deep understanding of the younger generation’s preferences and behavior, which enables them to plan creative events and design attractive marketing campaigns tailored to this audience group. Event planners, creatives, and other members of the PRC operating entities are mostly young professionals who are enthusiastic about Chinese Pop Culture, and they empathically understand and click with the younger generation. To keep up with the evolving trends among the younger generation, the PRC operating entities maintain and enhance engagement with this target audience by posting Chinese Pop Culture-related content and interacting with followers on various digital channels, such as WeChat and Weibo, other social network groups, and online platforms.

A Highly-Recognized Brand Name in the Chinese Pop Culture Culture and Street Dance Industries

The PRC operating entities have built a highly-recognized brand name in China as a promoter of Chinese Pop Culture culture by providing services with significant Chinese Pop Culture elements to corporate clients and by hosting concerts and Chinese Pop Culture events. On September 22, 2016, the VIE, Xiamen Pop Culture was listed in China on the National Equities Exchange and Quotations Co., Ltd., or the “NEEQ,” which made Xiamen Pop Culture the first Chinese Pop Culture related company to be listed on the NEEQ. To facilitate our initial public offering in the U.S., Xiamen Pop Culture applied to have itself delisted from the NEEQ in March 2019. On June 30, 2021, our Class A Ordinary Shares commenced trading on the Nasdaq Global Market, which further increased the awareness of the PRC operating entities’ brand name.

In addition, the PRC operating entities benefit from sponsorship and support from our shareholders, some of whom have extensive experience in the entertainment industry in China, including host Nic Li, talent agent Yamo Zhao, and street dancer and disc jockey Hailong Huang. These shareholders may use their presence and reputation to enhance the PRC operating entities’ position in the growing Chinese Chinese Pop Culture market and accelerate growth in their business.

A Strong and Loyal Corporate Client Base

The PRC operating entities’ brand name and reputation have enabled them to develop and retain a strong and loyal corporate client base for their Live Entertainment and Digital Entertainment businesses. The PRC operating entities’ corporate client base mainly covers industries such as consumer goods, advertising and marketing, and media. From the start of the PRC operating entities’ operations in 2007 to June 2025, the PRC operating entities had provided event planning and execution and brand promotion services to an aggregate of 442 corporate clients, of which 211 were returning clients to whom we provided services more than once. Our corporate clients include, to name a few, Xiamen Maisite Education Technology Co., Ltd., Fujian Yunbang Culture Communication Co., Ltd., Lianzhang Digital Marketing Designing (Xiamen) Co., Ltd., Tianjin Lemen Hudong Technology Co., Ltd., and Fujian Maibo Culture Communication Co., Ltd.

An Experienced Management Team Able to Leverage the Capabilities of Our Organization

The PRC operating entities’ senior management team is led by Mr. Zhuoqin Huang, our chief executive officer, director, and chairman of the board of directors, who has over 20 years of experience in the marketing industry. Mr. Huang also has considerable experience in the Chinese Pop Culture industry—he began learning street dance in 1998, cofounded JWM Crew Dance Club, a street dance club based in Fujian Province, in 2002, and was an advisor to the M-ZONE National Street Dance Competition held in 2008. The PRC operating entities’ management team is comprised of highly skilled and dedicated professionals with wide ranging experience in event planning and execution, services, business development, and marketing. In addition, members of the PRC operating entities’ management team have built extensive network in the entertainment industry over the years. We believe that the PRC operating entities’ management will be able to effectively grow their business through continued operating improvement and relationship building.

The PRC operating entities have cultivated an experienced and skilled work force, emphasizing collaboration, individual accountability, flexibility, and willingness to deliver high-quality services to their clients. The PRC operating entities’ senior management team is able to leverage the capabilities of this broader work force to facilitate their ongoing and long-term relationships that are key to their Live Entertainment and Digital Entertainment services and Chinese Pop Culture events. The PRC operating entities’ combined team offers substantial industry experience and in-depth knowledge of the Chinese Chinese Pop Culture related markets.

Our Strategies

The PRC operating entities seek to be a leader in the promotion of Chinese Pop Culture culture and its values in China, creating long-term value for fans, artists, corporate clients, and sponsors. Specially, the PRC operating entities plan to implement the following strategies:

Expand and Enhance the PRC operating entities’ Portfolio of Concerts and Chinese Pop Culture Events

As the PRC operating entities have shifted their focus to developing the Event Hosting business in recent years, we believe that continually expanding and enhancing their portfolio of concerts and Chinese Pop Culture events is essential to maintaining their growth momentum. The PRC operating entities intend to enter into performance agreements with artists and music companies with greater influence to attract a larger audience. The PRC operating entities plan to continue to increase the size and influence of their existing Chinese Pop Culture events and develop new Chinese Pop Culture intellectual property in-house based on participant, sponsor, and sales staff feedback and their in-house industry research. In March 2024, the PRC operating entities held a Super Music Hero concert at the Fuzhou Strait Olympic Sports Center Gymnasium, with an audience of over 25,000. In June 2024, the PRC operating entities held a Super Music Hero concert at the Chongqing Olympic Sports Center Gymnasium, with an audience of over 35,000.

Exploit Revenue-Generating Opportunities for the PRC operating entities’ Chinese Pop Culture Related Intellectual Property Portfolio

The PRC operating entities have primarily monetized their Chinese Pop Culture related intellectual property portfolio by hosting Chinese Pop Culture events and receiving sponsorship fees from advertisers. To maximize the potential of their Chinese Pop Culture related intellectual property portfolio, the PRC operating entities intend to cooperate with third parties to develop a street dance training business and to create and monetize derivative works of their current intellectual property. For instance, the PRC operating entities plan to work with publishers and comics companies to create picture books, comics, and textbooks for teenagers based on “Hip Hop Master (image)” trademark. In addition, the PRC operating entities intend to enter into co-branding partnerships with manufacturers of shoes, clothing, food, and beverages, and create co-branded products.

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

Attract and Recruit Highly-Qualified Professionals to Join the PRC operating entities

In order to expand and grow their business, the PRC operating entities need to aggressively recruit and attract highly-qualified professionals to join their team. The events and marketing in the Chinese Pop Culture industry are labor-intensive and they require experienced and skilled planning and design personnel. Further, given that the Chinese Pop Culture event development and hosting require great creativity and a good insight about emerging cultural trends, it is even harder for companies to recruit and retain talents with necessary experience and skills.

Further Enhance the PRC operating entities’ Brand Recognition

The PRC operating entities will continue to enhance their brand recognition in the Chinese Pop Culture industry. The PRC operating entities plan to continue bidding for and carrying out corporate and marketing events in strategically selected locations to showcase their strong event planning and execution capabilities. The PRC operating entities plan to develop and host more Chinese Pop Culture events to attract fans and enhance their brand recognition. Their branding strategy will fully embrace the latest trends in social-based marketing activities, in a cost-effective manner by leveraging their word-of-mouth reputation.

The Business Model

The PRC operating entities generate revenue from the following principal businesses:

●	Live Entertainment. Originally representing event hosting, and event planning and execution, the PRC operating entities’ Live Entertainment services deliver high-quality and immersive cultural experiences to clients and end-users primarily by providing artist management and agency services, and in limited cases by organizing concerts, music festivals, street dance competitions, Chinese Pop events, and other live activities. The operating entities generate revenue from offering sponsorship packages to advertisers in exchange for sponsorship fees, and providing related services.

●	Digital Entertainment. Originally representing brand promotion services, the PRC operating entities’ Digital Entertainment business including offering customized digital marketing solutions services to clients by leveraging extensive internet media resources, enabling effective brand promotion campaigns. It focuses on maximizing the potential of their experience in the marketing industry and their long-term relationship with advertising companies by assisting their clients in the creation and promotion of brands, especially among the younger generation.

●	Other Services. The PRC operating entities have expanded their business into digital collection sales, software development services,SaaS software services，and Rental services.

The following table presents our revenue and gross profit for the fiscal years ended June 30, 2025, 2024, and 2023. See also “Item 5. Operating and Financial Review and Prospects—A. Results of Operations.”

	Revenue			Gross Profit
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,
	2025	2024	2023	2025	2024	2023
Live Entertainment	$10,000,465	$7,490,861	$8,480,780	$808,561	$995,083	$(4,177,897)
Digital Entertainment	95,316,211	39,611,817	9,650,274	3,281,753	1,885,670	227,178
Other services	2,316,093	279,240	412,189	229,586	(33)	287,904
Total	$107,632,769	$47,381,918	$18,543,243	$4,319,899	$2,880,720	$(3,662,815)

Digital Entertainment

Corporate clients seek the PRC operating entities’ Digital Entertainment services because of their rich experience in organizing brand promotion campaigns, particularly among the younger generation. The PRC operating entities enter into service agreements with their brand promotion clients, and provide different brand promotion solutions depending on their specific needs, target markets, and potential customers. If a company does not currently have a brand, the PRC operating entities systematically create a brand that fits its products and core value; if a company already has an established brand but wants to enter a new business or market, the PRC operating entities work with the company to add new elements to its brand, making it more attractive and memorable to the target customers. As of June 30, 2025, the PRC operating entities had eleven employees dedicated to the Digital Entertainment business.

Clients of the PRC operating entities’ Digital Entertainment business are typically consumer goods companies and advertising and media service providers, including Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd, Xiamen Maisite Education Technology Co., Ltd, Fujian Yunbang Culture Communication Co., Ltd., and Xiamen Shanghexie Culture Communication Co., Ltd. The PRC operating entities provided Digital Entertainment services to 92, 33, and 27 clients during the fiscal years ended June 30, 2025, 2024, and 2023 respectively. Revenue from the PRC operating entities’ Digital Entertainment business was $95,316,211, $39,611,817, and $9,650,274for the fiscal years ended June 30, 2025, 2024, and 2023, respectively, which accounted for 89%, 83%, and 53% of our total revenue for those fiscal years, respectively.

The Digital Entertainment service the PRC operating entities offer is Online marketing and promotion. The PRC operating entities provide integrated marketing and promotion services to clients, such as providing marketing plans to clients, integrating online resources of marketing and promotion, and purchasing resources of flows.

Live Entertainment

The PRC operating entities deliver high-quality and immersive cultural experiences to clients and end-users primarily by providing artist management and agency services, and in limited cases by organizing concerts, music festivals, street dance competitions, Chinese Pop events, and other live activities. The operating entities generate revenue from offering sponsorship packages to advertisers in exchange for sponsorship fees, and providing related services.

Revenue from the PRC operating entities’ Live Entertainment business was $10,000,465, $7,490,861, and $8,480,780 for the fiscal years ended June 30, 2025, 2024, and 2023, respectively, which accounted for 9%,16%, and 45% of our total revenue for those fiscal years, respectively.

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

Sponsors and Sponsorship Packages

Advertisers that sponsor the PRC operating entities’ concerts, Chinese Pop Culture events, and online Chinese Pop Culture programs include consumer goods companies, advertising and marketing companies, and media companies. During the fiscal years ended June 30, 2025, 2024, and 2023, the PRC operating entities received sponsorship fees from 2, 12, and 10 sponsors in an aggregate amount of $674,342, $1,821,504, and $385,076, respectively. The price of the PRC operating entities’ sponsorship packages ranges from approximately $174,273 to $1,549,091.

The sponsorship packages the PRC operating entities provide to sponsors of a Chinese Pop Culture event, concert, or online Chinese Pop Culture program typically include different sponsorship levels and consist of one or a combination of the following sponsorship benefits:

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

Marketing of Concerts, Chinese Pop Culture Events, and Online Chinese Pop Culture Programs

The PRC operating entities promote their concerts, Chinese Pop Culture events, and online Chinese Pop Culture programs through multiple advertising channels, including:

●	social media, principally WeChat and Weibo;

●	advertisements on outdoor billboard or through radio broadcasts;

●	advertisements on televisions and LED screens in elevators; and

●	alternative media advertising.

The PRC operating entities acquire sponsors of concerts, Chinese Pop Culture events, and online Chinese Pop Culture programs directly and through referrals from their existing corporate clients and sponsors. The PRC operating entities also assign the rights to acquire sponsors to third-party agencies and rely on these agencies to find sponsors for their concerts, Chinese Pop Culture events, and online Chinese Pop Culture programs.

Live Entertainment Team

As of June 30, 2025, the PRC operating entities had five employees dedicated to the Live Entertainment business, including one managers, two designers, and two event planners. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

In addition, the PRC operating entities draw from their in-house event planning and execution capabilities and cooperate with third parties to provide services to advertisers and cooperative partners. Please refer to “—Event Planning and Execution—Event Planning and Execution Team and Third-Party Service Providers” below.

Client Acquisition Channels

We believe the PRC operating entities have built up strong connections within the events industry and, as a result, their existing clients and cooperative third-party service providers regularly refer potential clients to them. In addition, some sponsors of the PRC operating entities’ concerts, Chinese Pop Culture events, and online Chinese Pop Culture programs have become clients of their event planning and execution services after they cooperated with the PRC operating entities and experienced the PRC operating entities’ planning and execution capabilities.

Some of the PRC operating entities’ potential clients publish request for tender notices of proposed marketing or corporate events on their official websites or third-party websites. The PRC operating entities have a dedicated team conducting routine searches on these websites, especially those of our targeted regions.

Services

Depending the goal of each event, the PRC operating entities’ Live Entertainment services may include one or a combination of the following responsibilities:

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

The PRC operating entities’ fee for providing Live Entertainment services for an event is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employees and independent contractors involved, and the desired effect of the event. The range of the PRC operating entities’ fee is usually between $1,000 and $3,500,000 and the PRC operating entities usually extend to their customers credit terms around 90 days after they successfully provide services. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Clients

Clients of the PRC operating entities’ event Live Entertainment services include advertising and media service providers, industry associations, and companies in a wide range of industries such as consumer goods, real estate, tourism, entertainment, technology, e-commerce, education, and sports. The PRC operating entities’ repeat customers, among others, include Fujian Maibo communication culture Co., Ltd, Xiamen Many Idea Interactive Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., COFCO Coca-Cola Beverages (Beijing) Limited, and Fujian Yunbang Culture Communication Co., Ltd.

For the fiscal year ended June 30, 2025, the PRC operating entities’ top five Live Entertainment (originally represents event planning and execution) clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Xiamen Pupu Investment Co., Ltd.	$2,615,351	2.43%
2	Chengle Promotion Excution Co., Ltd.	$490,378	0.46%
3	Shishi Hongwei Trading Co., Ltd.	$353,072	0.33%
4	Guangdong Hongshi Number Media Co., Ltd.	$297,974	0.28%
5	Xiamen Ha Ha Online Cultural Tourism Operation Co., LTD	$201,304	0.19%
	Total	$3,958,079	3.69%

For the fiscal year ended June 30, 2024, the PRC operating entities’ top five Event Planning and Execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Xiamen Pupu Investment Co., Ltd.	$2,670,310	5.64%
2	Chengle Marketing Planning Co., Ltd	$378,675	0.80%
3	Xiamen Aozhi Advertising Co., Ltd	$82,264	0.17%
4	Guangzhou Taiji Advertising Co., Ltd	$75,474	0.16%
5	COFCO Coca-Cola Beverages (Beijing) Limited	$70,898	0.15%
	Total	$3,277,621	6.92%

For the fiscal year ended June 30, 2023, the PRC operating entities’ top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Guangzhou Taiji Advertising Co., Ltd.	$1,286,087	6.94%
2	Guangzhou Blue Door Digital Marketing Consultants Ltd.	$1,096,630	5.91%
3	Fujian Yunbang Culture Communication Co., Ltd.	$760,838	4.10%
4	Fujian Tourism Co., Ltd.	$252,341	1.36%
5	Beijing Weimeng Chuangke Network Technology Co., Ltd.	$169,235	0.91%
	Total	$3,565,131	19.22%

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

Representative Events

Most of the events the PRC operating entities plan and execute for corporate clients are marketing events with an emphasis on the younger generation, such as university students and young professionals. The following charts summarize the PRC operating entities’ top 10 events in terms of contract amount in the Event Planning and Execution business during the fiscal years ended June 30, 2025, 2024, and 2023.

Representative Events for the Fiscal Year Ended June 30, 2025

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
July 16, 2024	Xiamen Pupu Investment Co.,Ltd.	Chongqing Olympic Sports Center Stadium	Super Audio Heroes Mega Concert · Chongqing Stop	$2,772,271.74	Concert Planning and Execution: Stage setup, ticketing promotion, etc.

February 22, 2025	Guizhou Xiaomuduxian Liquor Industry Sales Co., Ltd.	Quanzhou Jinjiang Second Sports Center Gymnasium	Xiao Hutuxian Classic Moments All-Star Concert · Quanzhou Stop	$815,047.89	Concert Planning and Execution: Stage setup, brand promotion, etc.

October, 2024 to February 2025	Xiamen Haha Online Cultural and Tourism Operations Co., Ltd.	Xiamen Jimei Station	Mushroom Fairy Tale Carnival	$213,381.76	Event On-site Setup, Activity Planning, etc.

September1, 2024 to November 30, 2024	Chengle Marketing Planning Co., Ltd.	West Lake in Hangzhou, Zhejiang, Weifang, Shandong, Zhuji City, Zhejiang Province, Chenhe Village, Yanshi District, Luoyang City, and Yanshan, Fangshan District, Beijing	Intangible Cultural Heritage Video Shooting Project	$187,128.34	Event Planning, Shooting, Production

July 20, 2024	Chengle Marketing Planning Co., Ltd.	Huangdao District Carnival Hisense Plaza	Jianchun Young Singer Competition Finals	$169,108.58	Event On-site Setup, Activity Planning, etc.

November 16, 2024	Chengle Marketing Planning Co., Ltd.	,Shenzhen City, Guangdong Province	Herbal Technology for a Healthy Future - Mao Pu Herbal China Tour Season 2 Shenzhen Stop	$94,257.24	Event On-site Setup, Activity Planning, etc.

March 22, 2025	Chengle Marketing Planning Co., Ltd.	,Xiamen City, Fujian Province	In 2025, Earth Hour will have a little less ‘carbon’ and ‘zero’ will move towards green.	$69,306.79	Event On-site Setup, Activity Planning, etc.

December 4, 2024	Fuzhou Maibo Culture Communication Co., Ltd.	,Xiamen City, Fujian Province	Xtep 260x2.0 New Product Launch Event	$55,445.43	Event On-site Setup, Activity Planning, etc.

October 11, 2024	Xingtel Xiamen Group Co., Ltd.	,Xiamen City, Fujian Province	Xinglian Group 30th Anniversary Celebration	$20,514.81	Event On-site Setup, Activity Planning, etc.

September 30, 2024	COFCO COCA-COLA Beverage (Beijing) Limited.	,Beijing Province	2024 September Double Festival Kick-off Meeting Event	$13,668.98	Event On-site Setup, Activity Planning, etc.

Representative Events for the Fiscal Year Ended June 30, 2024

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
March 2, 2024	Xiamen Pupu Investment	Fuzhou, Fujian	Super Music Hero Concert (Fuzhou)	$2,830,528	Event planning and execution

December 19, 2023 to December 21, 2023	Chengle Marketing Planning Co., Ltd	Hohhot, Inner Mongolia	Yin Mountain Winter Media Drive	$249,142	Event planning and execution

September 9, 2023 to October 1, 2023	Chengle Marketing Planning Co., Ltd	Shanghai, Beijing, Zhengzhou, Qingdao	QQ & Fanta Snack House Flash Mob	$152,253	Event site constructing, activity part planning

May 1, 2023 to September 30, 2023; November 1, 2023 to February 29, 2024	Xiamen Aozhi Advertising Co., Ltd.	Xiamen	CMCC Project	$87,200	Planning and designing service

October 26, 2023	Beijing Lulu Meige Cultural Media Co., Ltd	Changzhou	Planning Services on Honeycomb Battery Day	$55,365	Exhibition hall layout and activity part planning

April 11, 2023 to April 10, 2024; January 19 to March 20, 2024	Guangzhou Bluedoor Digital Marketing Consultants Ltd.	Online	2023 Dongfeng Fengshen Private Domain Position Virtual Community Development and Operation Service Project	$45,128	Private domain position virtual community development and operation

January 19, 2024, to May 24, 2024	COFCO Coca-Cola Beverages (Beijing) Limited	Beijing	MIT	$28,942	Setting up the event area and arranging materials

October 17, 2023	Fujian Cross-Strait Cultural Exchange Center	Nanping, Fujian	The Seventh Cross-Strait Shuyuan Forum	$16,947	Event planning and execution

September 30, 2023 to November 30, 2023	Guangzhou Taiji Advertising Co., Ltd	Foshan, Hangzhou, Shanghai and 12 other cities	GAC Toyota Flash Mob Tour	$16,333	Event planning and execution

Representative Events for the Fiscal Year Ended June 30, 2023

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
04/2022 to 10/2022	Guangzhou Blue Door Digital Marketing Consultants Ltd.	Online	2022 Dongfeng Fengshen Private Domain Position Virtual Community Development and Operation Service Project	$464,111	Development and operation services, video shooting

04/2022 to 12/2022	Guangzhou Blue Door Digital Marketing Consultants Ltd.	Online	2022 Dongfeng Fengshen Private Domain Position Virtual Community Development and Operation Service Project	$431,142	Data analysis, marketing strategy plans

06/2022 to 07/2022	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou Conghua	2022 Guangqi Honda ZR-V professional media test drive project	$333,640	Activity planning, on-site construction, and implementation

05/2023 to 05/2023	Fujian Yunbang Culture Communication Co., Ltd.	Fuzhou	Changle Xiasha Music Festival	$302,002	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Guangzhou Taiji Advertising Co., Ltd.	Ningbo	2022 Guangqi Honda ZR-V professional media test drive project	$245,916	Activity planning, on-site construction, and implementation

12/2022	Fujian Yunbang Culture Communication Co., Ltd.	Fuzhou	The first Fukujiu High-quality Development Summit	$221,468	Activity planning, on-site construction, and implementation

09/2022	Fujian Tourism Co., Ltd.	Xiamen	The 22nd CIFIT Fujian Pavilion Design and Decoration Exhibition	$204,584	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Guangzhou Taiji Advertising Co., Ltd.	Xiamen	2022 Guangqi Honda HEV professional media test drive event	$201,335	Activity planning, on-site construction, and implementation

10/2022 to 10/2022	Guangzhou Taiji Advertising Co., Ltd.	Zhuhai	2022 Guangqi Honda’s all-new Binzhi professional media test drive	$194,144	Activity planning, on-site construction, and implementation

09/2022 to 09/2022	Fujian Yunbang Culture Communication Co., Ltd.	Jianou	The first “China Wuyi” bamboo industry high-quality development summit event	$191,555	Activity planning, on-site construction, and implementation

Third-Party Service Providers

As of June 30, 2025, the PRC operating entities had five employees dedicated to the Live Entertainment business, including one event planners, two creative staff,one operational staff, and one customer service agents. An offline event typically requires the participation of about two to ten employees and one to five independent contractors depending on the size of the event.

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

Other Services

The PRC operating entities provide other services, including apartment leasing income, digital collection sales, software development, SaaS software services, and advertisement distribution. Revenue from the PRC operating entities’ other services was $2,316,093, $279,240, and $412,189 for the fiscal years ended June 30, 2025, 2024, and 2023, respectively, which accounted for 2%, 1%, and 2% of our total revenue for those fiscal years, respectively.

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

Competition

The Chinese Pop Culture industry in China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few nationwide leading companies.

●

Live Entertainment. The PRC operating entities compete against other providers of Chinese Pop Culture events, hosts of concerts, and creators of online Chinese Pop Culture programs in particular, and providers and hosts of entertainment events in general, such as Beijing Hedgehog Brothers Culture Media Co., Ltd. The PRC operating entities compete primarily on the basis of the following factors: (i) quantity and quality of concerts, events, and online programs, (ii) quantity and quality of sponsorship packages to advertisers, (iii) costs of carrying out concerts and events, and (iv) brand recognition.

The PRC operating entities also compete against advertising and marketing companies that operate offline events, such as Spearhead Integrated Marketing Communication Group. The PRC operating entities compete on the basis of the following factors: (i) types and quality of services provided, (ii) costs of planning and running events, and (iii) brand recognition.

●	Digital Entertainment. The PRC operating entities compete against advertising and marketing companies that offer brand promotion solutions for corporate clients, such as BlueFocus Communication Group Co. Ltd. The PRC operating entities compete on the basis of the following factors: (i) types and quality of services provided, (ii) costs of offering brand promotion services, and (iii) brand recognition.

●	Other Services. The PRC operating entities compete against (i) other issuers and sellers of digital collections, (ii) other providers of music recording services and dance training institution administration SaaS software, and (iii) advertising and marketing companies that distribute advertisements for corporate clients. The PRC operating entities compete on the basis of the following factors: (i) attractiveness of digital collections, (ii) functions and performance of software, (iii) types and quality of services provided, (iv) costs of offering brand promotion services, and (v) brand recognition.

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

Employees

The PRC operating entities had 61, 26, and 67 full-time employees as of June 30, 2025, 2024, and 2023, respectively. The following table sets forth the number of their full-time employees as of June 30, 2025:

Function:	Number
Financial Department	9
Human Resources Department	1
Finance and Investment Department	1
Property Department	21
Live Entertainment Department	5
Promotion Department	3
Digital Entertainment Department	11
General Management Department	6
Office of General Manager Department	4
Total	61

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

Facilities

Pupu Digital leases an office in Xiamen from an independent third party with an area of approximately 200 square meters. The lease term is one year, from June 1, 2025 to May 31, 2026, with a monthly rent of RMB5,550 (approximately $775).

Hualiu Music leases an office in Xiamen from an independent third party with an area of approximately 580 square meters. The lease term is one year, from May 16, 2025 to May 15, 2026, with a monthly rent of RMB16,095 (approximately $2,247).

Hualiu Music leases an office in Beijing from an independent third party with an area of approximately 200 square meters. The lease term is three years and a month, from November 1, 2024 to November 29, 2027, with a monthly rent of RMB19,467 (approximately $ 2,717).

Huaya leases an office in Xiamen from an independent third party with an area of approximately 121 square meters. The lease term is one year, from November 15, 2024 to November 14, 2025, with a monthly rent of RMB7,000 (approximately $977).

Heliheng leases an apartment building in Xiamen from an independent third party, with an area of approximately 167,472.83 square meters, for subleasing purposes. The lease term is nineteen years, from November 30, 2024 to November 29, 2043

Intellectual Property

The PRC operating entities are the owners of a portfolio of iconic brands in the PRC across a range of Chinese Pop Culture events and related areas. For instance, the PRC operating entities hold the copyrights to the logo “CBC” for a dance competition. The PRC operating entities own additional trademarks “Hip Hop Master” (“嘻哈大师”), “Hip-Hop Lion” (“嘻哈大狮”), and their logos related to street dance education. Their trademarks are in the form of plain-text words or design logos. As of the date of this annual report, Xiamen Pop Culture and its subsidiaries own 69 trademarks in the PRC.

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

Seasonality

The PRC operating entities’ Live Entertainment businesses have demonstrated seasonal fluctuations as they typically organize more events between April and June each year due to higher seasonal demand.

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

On July 4, 2016, the State Administration for Industry and Commerce, or the “SAIC,” issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016,which was later replaced by the Measures for the Administration of Online Advertising, or the Internet Advertising Measures, effective on May 1, 2023  According to the Internet Advertising Measures, Internet advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, Internet applications, or other Internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertising operators and advertising distributors shall examine relevant supporting documents and verify the content of the advertisements; they shall not design, produce, act as agents, or publish those advertisements with content which is inconsistent with the supporting documents or the supporting documents are incomplete; (b) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; sponsored search results must be clearly distinguished from organic search results; and (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner. Violation of the Internet Advertising Measures may result in certain penalties, including mandatory corrective measures and fines.

Regulations Related to Foreign Investment

Companies established and operating in the PRC are subject to the Company Law of the PRC, or the “PRC Company Law,” which was promulgated on December 29, 1993 and newly amended on December 29, 2023.The PRC Company Law provides general regulations for companies established and operating in the PRC, including foreign-invested enterprises.

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

Regulations Related to Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Information Measures, which were issued by the State Council on September 25, 2000 and amended on December 6, 2024, set out guidelines on the provision of Internet information services. Pursuant to the Internet Information Measures, “Internet information services” are defined as services that provide information to online users through the Internet. The Internet Information Measures classify Internet information services into commercial Internet information services and non-commercial Internet information services. Commercial Internet information services refer to compensatory services which provide information to or create web pages for online users through the Internet. Non-commercial Internet information services refer to non-compensatory services which supply, through the internet, to online users, information that is open to and shared by the general public. The Internet Information Measures require commercial internet information service operators to obtain a value-added telecommunications business operating license, or the ICP License, from the relevant government authorities, and require non-commercial internet information service operators to complete the filing-for-record procedures, before engaging in any Internet information service operations in China.

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

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016 and amended on June 14, 2022, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness, and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information.

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

As of the date of this annual report, the PRC operating entities are the registered holders of 14 domain names in the PRC

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

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to Hualiu subject to approval from the local department of commerce and SAFE, with no limitation on the amount of capital contributions. We may also make loans to Hualiu subject to the approval from SAFE or its local office and the limitation on the amount of loans.

Hualiu is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE, and the MOF jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the “Foreign Debts Provisions,” which became effective on March 1, 2003, and was lately amended on  July 26, 2022. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the PBOC issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic-invested enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested enterprises and domestic-invested enterprises is calculated as twice the net assets of such enterprises, and the macro-prudential adjustment parameter is 1. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements. On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the PBOC Circular 9 is updated from 1 to 1.25. On January 7, 2021, the macro-prudential regulation parameter was lowered to 1 from 1.25.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions, but rather serve as a supplement to it. It provides a one-year transitional period from January 11, 2017, for foreign-invested enterprises, during which foreign-invested enterprises, such as Hualiu, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE shall re-evaluate the calculation method for foreign-invested enterprises and determine what the applicable calculation method should be. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard.

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

On August 2, 2023, the MOF and SAT jointly promulgated the Announcement on Relevant Tax Policies for Further Supporting the Development of Micro and Small-sized Enterprises and Individually Owned Businesses (“MOF and SAT Circular 12), which is effective from January 1, 2023 to December 31, 2027. According to MOF and SAT Circular 12, small and low profit enterprises are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%). A small and low profit enterprise, according to the above Circulars12, refers to enterprises engaging in industries which are not restricted or prohibited by the PRC government and satisfying three conditions, namely, the annual taxable income amount does not exceed RMB3 million, the staff headcount does not exceed 300, and the total amount of assets do not exceed RMB50 million.

As of June 30, 2025, Heliheng, Xiamen Pop Culture, and Guangzhou Shuzhi were subject to enterprise income tax at the rate of 25%, and the rest of our PRC subsidiaries and the PRC operating entities were subject to preferential tax rates because they were recognized as small-scale and low-profit enterprises.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by MOF on December 25, 1993, and were recently amended on October 28, 2011 (together with the VAT Regulations, the “VAT Law”). On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or “MOF and SAT Circular 32.” On March 20, 2019, MOF, SAT, and General Administration of Customs, or “GAC,” jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, which became effective on April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are taxpayers of VAT. The VAT rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. As of June 30, 2025, Zhongpu Shuyuan,Yi Caishen, Hualiu Digital, Shenzhen Pop, Hualiu, and Xiamen Qiqin were subject to the VAT rate of 3% because of their small-scale taxpayer status, and the rest of our PRC subsidiaries and the PRC operating entities were subject to VAT at the rate of 6% for services provided.

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

Our PRC counsel, AllBright, has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of our initial public offering because: (i) Heliheng and Hualiu were established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective the VIE Agreements as a type of acquisition transaction falling under the M&A Rules. Notwithstanding the above opinion, our PRC counsel, AllBright, has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The approval of the CSRC may be required in connection with our offerings under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings.”

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

Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on June 29, 2021 and we completed our initial public offering and listing on July 2, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. In connection with the Acquisition of Yi Caishen and the August 2024 PIPE, we are required to complete the filing procedures. According to the Trial Measures, those Chinese companies failing to complete filing procedures may receive a warning from CSRC and be required to rectify the situation, accompanied by a fine ranging from RMB1 million to RMB10 million. The person in charge may receive a warning and be imposed by a fine between RMB500 thousand and RMB5 million. If the controlling shareholder or actual controller of such companies orchestrates or instructs the commission of non-compliance with filing procedures, they will be fined between RMB1 million and RMB10 million. If a securities company or securities service provider fails to perform its duty to urge companies to comply with filing procedures as required by the Trial Measures, it may be warned and face a fine ranging from RMB500 thousand to RMB5 million. The responsible managers and other directly liable personnel may receive a warning and be fined between RMB200 thousand and RMB2 million. As of the date of this annual report, we have completed the filing procedures for the above transactions.

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

A. Operating Results

Results of Operations for the Fiscal Years Ended June 30, 2025, 2024, and 2023

	For the Fiscal Years Ended June 30,
	2025	2024	2023
REVENUE, NET	$107,632,769	$47,381,918	$18,543,243
Cost of revenue	103,312,870	44,501,198	22,206,058
GROSS PROFIT	4,319,899	2,880,720	(3,662,815)

Selling and marketing	62,057	262,328	4,646,875
General and administrative	1,960,974	2,731,596	3,513,236
Allowance for credit loss	8,667,483	8,330,357	2,795,662
Impairment	586	5,200,000	1,109,194
Research and development Expenses	-	-	8,694,836
Total operating expenses	10,691,100	16,524,281	20,759,803

LOSS FROM OPERATIONS	(6,371,201)	(13,643,561)	(24,422,618)

Other (expenses) income:
Interest expenses, net	(265,692)	(237,403)	(216,558)
Gain on disposal of subsidiaries	-	1,242,400	-
Other income (income) , net	66,696	130,868	56,044
Total other income (income), net	(198,996)	1,135,865	(160,514)

LOSS BEFORE INCOME TAX PROVISION	(6,570,197)	(12,507,696)	(24,583,132

Provision for income taxes	323,294	124,419	674,564

NET LOSS	(6,893,491)	(12,632,115)	(25,257,696)

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2025 and 2024

Revenue

Our revenue for the fiscal years ended June 30, 2025 and 2024 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2025	%	2024	%	Amount	%
Live Entertainment	$10,000,465	9.3%	$7,490,861	15.8%	$2,509,604	33.5%
Digital Entertainment	95,316,211	88.6%	39,611,817	83.6%	55,704,394	140.6%
Other Services	2,316,093	2.1%	279,240	0.6%	2,036,853	729.4%
Total revenue	$107,632,769	100%	$47,381,918	100.0%	$60,250,851	127.2%

Total revenue increased by $60.2 million, or 127.2%, from $47.4 million for the fiscal year ended June 30, 2024 to $107.6 million for the fiscal year ended June 30, 2025. The increase in revenue of $60.2 million mainly resulted from an increase in revenue for digital entertainment of $55.7 million and increase in revenue for live entertainment and revenue for other services with an aggregate amount of $4.5 million.

Revenue for live entertainment (originally represents event hosting, and event planning and execution) increased by 33.5% from $7.5 million for the fiscal year ended June 30, 2024 to $10.0 million for the fiscal year ended June 30, 2025, primarily due to the Company’s efforts to promote such services, especially for hosting music festival and promotional party.

Revenue for digital entertainment (originally mainly represents brand promotion) increased by 140.6% from $39.6 million for the fiscal year ended June 30, 2024 to $95.3 million for the fiscal year ended June 30, 2025, primarily attributable to following reasons: (i) the Company modified its marketing strategy to take more market share of this service by accepting lower margin selling price, which resulted in a significant increase in this segment; and (ii) the PRC operating entities also benefited from the trend of an increase in advertisers’ online promotion budgets.

Other revenue for the fiscal year ended June 30, 2025 was $2.3 million, which represents an increase of $2.0 million, or 729.4%, as compared to that in the fiscal year ended June 30, 2024. Other revenue includes apartment lease income, software development services, digital collection sales, and SAAS services. The increase mainly resulted from the reason that the Company started to lease apartment to a related party, which generated lease income of $2.3 million.

Cost of revenue

The cost of revenue for the fiscal year ended June 30, 2025 increased by 132.2% to $103.3 million from $44.5 million of the prior year.

Our cost of revenue for the fiscal years ended June 30, 2025 and 2024 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2025	%	2024	%	Amount	%
Live Entertainment	$9,191,905	8.9%	$6,495,778	14.6%	$2,696,127	41.5%
Digital Entertainment	92,034,458	89.1%	37,726,147	84.8%	54,308,311	144.0%
Other Services	2,086,507	2.0%	279,273	0.6%	1,807,234	647.1%
Total Cost of Revenue	$103,312,870	100.0%	$44,501,198	100.0%	$58,811,672	132.2%

Cost of Live Entertainment

Cost of live entertainment increased by 41.5% from $6.5 million for the fiscal year ended June 30, 2024 to $9.2 million for the fiscal year ended June 30, 2025, which was due to the increase in the revenue for live entertainment, and higher cost involved to make the live concerts, music festivals or other events more attractive.

Cost of digital entertainment

Cost of digital entertainment increased by 144.0% from $37.7 million for the fiscal year ended June 30, 2024 to $92.0 million for the fiscal year ended June 30, 2025, which was in line with the growth ratio of 140.6% in the revenue for digital entertainment.

Cost of other services

Cost of other services revenue increased by 647.7% from $0.3 million for the fiscal year ended June 30, 2024 to $2.1 million for the fiscal year ended June 30, 2025, which was in line with the increase of other revenue of $2.1 million.

Gross profit and gross margin

Gross profit increased by $1.4 million from $2.9 million in the fiscal year ended June 30, 2024 to $4.3 million in the fiscal year ended June 30, 2025. Gross margin was positive 4.0% in the fiscal year ended June 30, 2025 compared to 6.1% in the fiscal year ended June 30, 2024. The lower gross margin in 2025 is mainly due to the percentage of digital entertainment gross profit increase from 65.5% in 2024 to 76.0% in 2025, which generated lower gross margin of 3.4% and 4.8% in 2025 and 2024, respectively. In addition, the gross margin of live entertainment revenue decreased from 13.3% in 2024 to 8.1% in 2025, which is mainly due to higher cost involved to make the live concerts, music festivals or other events more attractive. The increase of gross profit of other services is mainly due to the reason that the Company started to lease apartment to a related party, which generated lease income of $2.3 million in 2025.

 Our gross profit and gross margins for the fiscal years ended June 30, 2025 and 2024 are shown in the following table

	For the Fiscal Years Ended June 30,
	2025			2024			Change
	Amount	%	GP%	Amount	%	GP %	Amount	%
Live Entertainment	$808,560	18.7%	8.1%	$995,083	34.5%	13.3%	$(186,523)	(18.7)%
Digital Entertainment	3,281,753	76.0%	3.4%	1,885,670	65.5%	4.8%	1,396,083	74.0%
Other services	229,586	5.3%	9.9%	(33)	0.0%	0.0%	229,619	(695,815.2)%
Total gross profit	$4,319,899	100.0%	4.0%	$2,880,720	100.0%	6.1%	$1,439,179	50.0%

Operating expenses

Total operating expenses for the fiscal year ended June 30, 2025 decreased by 35.3% to $10.6 million from $16.5 million for the fiscal year ended June 30, 2024. Operating expenses as a percentage of total revenue decreased to 9.9% in 2025 from 35.0% in the same period of last fiscal year.

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2025 and 2024:

	For the Fiscal Years Ended June 30,				Change
	2025	%	2024	%	Amount	%
Selling and marketing expenses	$62,057	1%	$262,328	2%	$(200,271)	(76.3)%
General and administrative expenses	1,960,974	18%	2,731,596	17%	(770,622)	(28.2)%
Allowance for credit loss	8,667,483	81%	8,330,357	50%	337,126	4.0%
Impairment loss	586	0%	5,200,000	31%	(5,199,414)	(100.0)%
Total expenses	$10,691,100	100%	$16,524,281	100%	$(5,833,181)	(35.3)%

Selling and marketing expenses

Selling and marketing expenses for the fiscal year ended June 30, 2025 were $0.1 million, representing a decrease of 76.3% from $0.3 million in the last fiscal year. This decrease was primarily due to the reason that the Company laid off some employees of the department responsible for event planning and execution to control the overall expense burden.

General and administrative expenses

General and administrative expenses for the fiscal year ended June 30, 2025 were $2.0 million, representing a decrease of 28.2%, or $0.8 million, from $2.7 million in the previous fiscal year. The decrease was mainly due to certain measures taken by the PRC operating entities to cut down expenses to make the operation more profitable.

Allowance for credit loss

Allowance for credit loss for the fiscal year ended June 30, 2025 was $8.7 million, representing an increase of 4.0%, or $0.3 million, from $8.3 million in the previous fiscal year. The slight increase was mainly due to increase in accounts receivable balance while the overall turnover days of the debtors decreased from 281 days in 2024 to 158 days in 2025.

Impairment loss

Impairment loss during the fiscal year ended June 30, 2025 represent the impairment of digital assets of $140,586 offset by a reverse of impairment of prepayment for other long-term assets of $140,000. Impairment loss during the fiscal year ended June 30, 2024 represent the impairment of prepayment for other long-term assets of $4.6 million and impairment of digital assets of $0.6 million.

Income tax expenses

Income tax expenses amounted to $323,294 and $124,419 for the fiscal years ended June 30, 2025 and 2024, respectively.

The income tax expenses for the fiscal years ended June 30, 2025 and 2024 were both current income tax expenses.

Net income

As a result of the foregoing, our net loss for the fiscal years ended June 30, 2025 was $6.9 million compared to net loss of $12.6 million last year.

Non-Current Assets

We recorded non-current assets of $47,344,857 as of June 30, 2025. The table below sets forth our non-current assets as of the dates indicated.

	As of June 30,
	2025	2024
Non-current assets:
Property and equipment, net	$1,196,399	$465,378
Goodwill	2,042,611	-
Investment in films-non-current	-	535,857
Operating right-of-use assets	42,253,187	35,273
Deferred operating lease income receivable non-current - related parties	1,060,756	-
Other non-current assets	791,904	266,196
Total non-current assets	47,344,857	1,302,704

Our non-current assets increased from $1.3 million as of June 30, 2024 to $47.3 million as of June 30, 2025, mainly because of the following reasons:

(i)	Increase of operating right-of-use assets of $42.2 million due to increase of leasing an apartment building.

(ii)	Increase of deferred operating lease income receivable non-current of $1.1 million, from a leasing income of the apartment due from a related party, incurred in fiscal year ended June 30, 2025.

(iii)	Increase of a goodwill of $2.0 million resulted from acquisition of Hand in Hand during the fiscal year ended June 30, 2025.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2024 and 2023

Revenue

Our revenue for the fiscal years ended June 30, 2024 and 2023 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2024	%	2023	%	Amount	%
Event Hosting	$4,094,200	8.6%	$4,348,303	23.5%	$(254,103)	(5.8)%
Brand Promotion	39,611,817	83.6%	9,650,274	52.0%	29,961,543	310.5%
Event Planning and Execution	3,396,661	7.2%	4,132,477	22.3%	(735,816)	(17.8)%
Other Services	279,240	0.6%	412,189	2.2%	(132,949)	(32.3)%
Total revenue	$47,381,918	100.0%	$18,543,243	100.0%	$28,838,675	155.5%

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

Gross profit and gross margin

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

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2024 and 2023:

	For the Fiscal Years Ended June 30,				Change
	2024	%	2023	%	Amount	%
Selling and marketing expenses	$262,328	1.6%	$4,646,876	22.4%	$(4,384,548)	(94.4)%
General and administrative expenses	2,731,596	16.5%	3,513,236	16.9%	(781,640)	(22.2)%
Allowance for credit loss	8,330,357	50.4%	2,795,662	13.5%	5,534,695	198.0%
Impairment loss	5,200,000	31.5%	1,109,194	5.3%	4,090,806	368.8%
Research and development expenses	-	-%	8,694,836	41.9%	(8,694,836)	(100.0)%
Total expenses	$16,524,281	100.0%	$20,759,424	100.0%	$(4,235,523)	(20.4)%

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

Factors Affecting Our Results of Operations

The PRC operating entities’ operating results are subject to general conditions typically affecting the Chinese Pop Culture industry, including changes in governmental policies and laws, uneven economic development, competition from other companies in the same industry, and increases in operating costs and expenses due to inflation and other factors such as an unusual large-scale epidemic which prevents the PRC operating entities from hosting live events and concerts and providing related services. Unfavorable changes in any of these general conditions could negatively affect the PRC operating entities’ events undertaking and otherwise adversely affect their results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC operating entities’ business and operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The markets in which we operate are highly competitive,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The PRC operating entities depend on the success of live entertainment events, which are inherently susceptible to risks, and their exposure to such risks is potentially heightened as a result of the nature of entertainment events and the fan experiences they seek to create.”

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

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended June 30, 2025, 2024, and 2023

As of June 30, 2025, we had cash and cash equivalents of $2,605,111, a total working capital of $21,578,344, and we had several short-term bank borrowings amounting to $4,778,324. For the fiscal year ended June 30, 2025, we had a positive cash flow of $192,835 in operating activities, compared with the negative cash flow of $5,156,846 for the fiscal year ended June 30, 2024.

The turnover days for accounts receivable for the fiscal years ended June 30, 2025 and 2024 were 158 days and 281 days, respectively, which was calculated as the average of the beginning and ending balance of the accounts receivable for the fiscal year ended June 30 divided by our revenue during that period, multiplied by 365 days. The timeline of the PRC operating entities’ collection can be influenced by economic environment, market liquidity, customers’ financial conditions, and their collection effort.

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

On August 23, 2024, the Company issued and sold an aggregate of 10,000,000 Class A ordinary shares, par value $0.01 per share, to investors at a price of $1.00 per share and received gross proceeds of $10 million. We will make efforts to raise capital from time to time to maintain the normal operation. Accordingly, we believe we have sufficient cash to fund our operations for at least the next 12 months from the date of this annual report.

The following table provides the information about our working capital as of June 30, 2025 and 2024:

	As of		Change
	June 30,	June 30,
	2025	2024	Amount	%
Current assets	$67,539,837	$40,932,053	$26,607,784	65%
Current liabilities	45,961,493	25,391,116	20,570,377	81%
Working capital	$21,578,344	$15,540,937	$6,037,407	39%

As of June 30, 2025, we had working capital of $21,578,344, an increase of $6,037,407, or 39%, from $15,540,937 as of June 30, 2024.

As of June 30, 2025, our total current assets amounted to $67,539,837, which primarily included $2,605,111 in cash, $35,914,321 in accounts receivable, $13,867,174 in advances to suppliers, $1,077,457 in investment in film, $9,999,600 in assets held for sale, $1,012,131 in deferred lease income receivable, and $2,650,250 in other current assets. Our total current liabilities were $45,961,493 as of June 30, 2025, which primarily included $5,509,800 in short-term bank loans and long-term loan current portion, $4,531,714 in tax payable, $32,373,981 in accounts payable, $1,460,589 in accrued liabilities and other payables for third parties and related parties, and $1,872,503 in contract liability.

As of June 30, 2024, we had working capital of $15,540,937, a decrease of $3,885,231, or 20%, from $19,426,168 as of June 30, 2023.

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

The following table summarizes our cash flows for the fiscal years ended June 30, 2024, 2023, and 2022:

	For the Fiscal Years Ended June 30
	2025	2024	2023
Net cash provided by (used in) operating activities	$192,835	$(5,156,846)	$(5,962,481)
Net cash used in by investing activities	(9,174,542)	(672,814)	(6,166,096)
Net cash provided by financing activities	11,674,566	3,373,609	683,277
Effect of exchange rate fluctuation on cash	2,895	(64,695)	(199,423)
Net increase (decrease) in cash restricted cash	$2,695,754	$(2,520,746)	$(11,644,723)

Cash flow used in operating activities

The cash inflow of $192,835 in operating activities for the fiscal year ended June 30, 2025 was primarily due to the allowance for doubtful accounts of $8,667,483, non-cash operating lease expenses of $2,103,636, an increase in accounts payable of $20,252,046, and a decrease in other current assets of $570,566, offset by net loss of $6,893,491, and an increase in accounts receivable of $21,890,382 and advance to suppliers of $1,020,486, and a decrease in contract liability of $1,335,700.

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

Cash flow used in investing activities

For the fiscal year ended June 30, 2025, net cash used in investing activities was $9,174,542, which mainly derived from investment in equity investment of $10,026,560, lending to related parties of $94,340, and purchase of property and equipment of $12,568, offset by proceeds from related party on disposal of subsidiaries of $249,504, proceeds on equity investment and investment in films of $200,000, repayment from related party of $486,755, and cash increased by acquisition of a new subsidiary of $10,677.

For the fiscal year ended June 30, 2024, net cash used in investing activities was $672,814, which mainly derived from investment in films of $535,834, lending to related parties of $98,273, and investment in equity investment of $44,292, offset by proceeds from related party on disposal of equity investment of $13,841.

For the fiscal year ended June 30, 2023, net cash used in investing activities was $6,166,096, which consisted of advance paid for agent licenses, property and equipment purchases, and investment in films.

Cash flow provided by financing activities

For the fiscal year ended June 30, 2025, net cash provided by financing activities was $11,674,566, consisting of proceeds from short-term bank loans and long-term bank loans in the amount of $5,267,316 and $1,538,611, respectively, capital contribution from shareholders of $10,000,000, proceeds from related parties of $7,157,411, offset by repayment for short-term bank loans and long-term bank loans of $4,805,733 and $449,801, respectively, repayment of related parties loan of $6,963,650 and payment of offering cost of $59,588.

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

Contractual Obligations

Lease Commitments

The PRC operating entities entered into several leases for office spaces and,apartments for sublease and the amortization of right-of-use assets charged to operations under operating lease for the fiscal years ended June 30, 2025 and 2024, amounted to $2,103,636 and $50,881, respectively.

As of June 30, 2025, the future minimum rent payable under the non-cancelable operating lease were:

2026	$1,117,330
2027	2,873,920
2028	3,471,357
2029	3,513,180
2030	3,513,180
Thereafter	53,060,177
Total lease payments	67,549,144
Less: imputed interest	(23,477,665)
Add: lease payments accrued	939,059
Present value of lease liabilities	$45,010,538

Off-Balance Sheet Arrangements

As of June 30, 2025 and 2024, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2024 to June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Credit losses

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments” on July 1, 2023, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

Our account receivables, due from related parties and other receivables are within the scope of ASC Topic 326. We use the roll-rate method to measure expected credit losses of account receivables, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For due from related parties and other receivables, we use the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management is not able to assure that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of June 30, 2025 and June 30, 2024. However, since the deferred tax assets arising from operating loss has a limited window of use, to be conservative, as a result, management decided to record a full valuation allowance as of June 30, 2025 and 2024. The deferred tax assets could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

Impairment of assets

We took impairment tests on digital assets, investment in films, goodwill, intangible assets, property and equipment and other non-financial assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.  We recorded the impairment charge, in a net amount of $586, $5.2 million and $1.1 million for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

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

Name	Age	Position(s)
Zhuoqin Huang	47	Chief Executive Officer, Director, and Chairman of the Board of Directors
Wenjuan Qiu	39	Vice President and Director
Yunzhu Chen	44	Chief Financial Officer
Zhidi Lin	41	Independent Director
Azhen Lin	38	Independent Director
Haiquan Hu	50	Independent Director

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

Controlled Company

Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, currently beneficially own approximately 93.68% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the fiscal year ended June 30, 2025, we paid an aggregate of $149,453 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund. The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations as of the date of this prospectus, which may subject them to penalties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.”

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares, Class B Ordinary Shares, or Class C Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 71,362,733 Class A Ordinary Shares, 10,576,308 Class B Ordinary Shares outstanding, and 0 Class C Ordinary Shares as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned						Total Voting
	Class A		Class B		Class C		Power*
	Number of Shares	%	Number of Shares	%	Number of Shares	%	%
Directors and Executive Officers(1)
Zhuoqin Huang(2)	-	-	10,576,308	100	-	-	93.68
Wenjuan Qiu	-	-	-	-	-	-	-
Yunzhu Chen	-	-	-	-	-	-	-
Zhidi Lin	-	-	-	-	-	-	-
Azhen Lin	-	-	-	-	-	-	-
Haiquan Hu	-	-	-	-	-	-	-
All directors and executive officers as a group (six persons)	-	-	10,576,308	100	-	-	93.68

5% Shareholders
Joya Enterprises Limited(2)	-	-	576,308	5.45	-	-	5.10
Pop Holding Group Limited Partnership(2)			10,000,000	94.55			88.57
Chinainvest International Group Co., Ltd(3)	10,000,000	14.01					0.89
Shaorong Zheng(4)	6,000,000	8.41					0.53
Xiaoyan Chen(5)	5,000,000	7.01					0.44
Junhui Liao(6)	5,000,000	7.01					0.44
Hongmei Zhang(7)	5,000,000	7.01					0.44
Cpop International Operations Inc(8)	5,000,000	7.01					0.44
Popjay Internationa Industry Limited(9)	5,000,000	7.01					0.44
Caisen Su(10)	5,000,000	7.01					0.44
Bobo Worldwide Holding Limited(11)	5,000,000	7.01					0.44

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 100 votes per one Class B Ordinary Share. Class C Ordinary Shares carries no voting power.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 1207-08, No. 2488, Huandao East Road, Huli District, Xiamen City, Fujian Province, the PRC.

(2)	Represents 576,308 Class B Ordinary Shares held by Joya Enterprises Limited, a British Virgin Islands company, which is 100% owned by Zhuoqin Huang. The registered address of Joya Enterprises Limited is Mandar House, 3rd Floor, P.O. Box 2196, Johnson’s Ghut, Tortola, VG1110, British Virgin Islands. And 10,000,000 Class B Ordinary Shares held by Pop Holding Group Limited Partnership, whose general partner is Zhuoqin Huang, who has the power and authority to act on behalf of the Limited Partnership.

(3)	The business address of Chinainvest International Group Co., Ltd is AY1, 2/F, Phase 1, New City Commercial Center, Babosha Avenue, Macao.

(4)	The business address of Shaorong Zheng is Room 1104, No. 223 Lehai Beili, Jimei District, Xiamen, Fujian Province, China.

(5)	The business address of Xiaoyan Chen is Room 2604, No. 4 Riyuan Sanli, Huli District, Xiamen, Fujian Province, China.

(6)	The business address of Junhui Liao is Room 402, No. 23 Tiejie, Donghu District, Nanchang, Jiangxi Province, China.

(7)	The business address of Hongmei Zhang is Room 903, No. 9 Huizhan Beili, Siming District, Xiamen, Fujian Province, China.

(8)	The business address of Cpop International Operations Inc is Shop AY1,2/F, New City Commercial Center, Papo Sha Road, Macau.

(9)	The business address of Popjay Internationa Industry Limited is Flat/Rm 604, 6/F Easey Commercial Building, 253-261 Hennessy Road, Wanchai, Hong Kong.

(10)	The business address of Caisen Su is No. 19 Xinggou, Yumei Village, Changkeng Township, Anxi County, Quanzhou, Fujian Province, China.

(11)	The business address of Bobo Worldwide Holding Limited is Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, 20,510,205, or approximately 28.74% of our issued and outstanding Class A Ordinary Shares are held in the United States by 22 record holders (CEDE & CO and others) and none of our issued and outstanding Class B Ordinary Shares are held by record holders in the United States. As of the date of this annual report, we do not have Class C Ordinary Shares issued and outstanding.

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The VIE Agreements

See “Item 4. Information on the Company—A. History and Development of the Company—The VIE Agreements.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Zhuoqin Huang	Chairman of the board of the Company
Shenzhen HipHopJust Information Technology Co., Ltd.	Minority shareholder of Shenzhen JamBox
Weiyi Lin	Former Director of the Company
Lei Wang	Director of Pupu Sibo
Wanquan Yi	Minority shareholder of Shenzhen JamBox
Shenzhen JamBox	A company where the Company holds minority interest
Xiamen Hualiu Boying Film & Media Co., Ltd. (“Hualiu Boying”).	A company where the Company holds minority interest
Xiamen Pupu Investment	A company former controlled by Zhuoqin Huang
Xinchengxin (Xiamen) Property Management Co., Ltd.	A company’s Director is Henda Gao
Xiamen Wandefu Trading Co., Ltd.	A company’s Director is Henda Gao
Henda Gao	Chief representative of a subsidiary of the Company
Wenjuan Qiu	Director of the Company
Jiaming Wu	Minority shareholder of Xiamen Pupu Investment
Xiamen Pengqian Culture Communication Co., Ltd.	A company controlled by Weiyi Lin
Xiamen Roppongi Culture Media Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
Digital Intelligence (Guangzhou) Era Culture Development Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
Zhuhai Hengqin Aosi Culture Communication Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
AOSI Production Co Ltd	A subsidiary of a company where Liya Wei holds a minority interest
Liya Wei	Wife of the Chairman of the board of the Company

As of June 30, 2025 and 2024, due from related parties consisted of the following:

		As of June 30,
		2025	2024
Lei Wang	Receivable on disposal of a subsidiary	-	$11,903
Wanquan Yi	Receivable on disposal of a subsidiary	-	247,688
Shenzhen JamBox	Outstanding balance on date of disposal of this subsidiary and further loan to this company	-	389,559
Total		-	649,150
Allowance for credit loss		-	-
Due from related parties, net		-	$649,150

Due from related parties of Lei Wang, Wanqun Yi, and Shenzhen JamBox have been settled in amount of $11,903, $247,688, and $389,559, respectively, by June 30, 2025.

As of June 30, 2025 and 2024, accounts receivable, net - related parties consisted of the following:

		As of June 30,
		2025	2024
Shenzhen JamBox	Outstanding balance for sales and on date of disposal of this subsidiary, respectively	$214,557	$2,121,725
Hualiu Boying		-	8,373
Xiamen Pupu Investment		-	165
Total		214,557	2,130,263
Allowance for credit loss		(44,503)	(1,513)
Accounts receivable, net-related parties		$170,054	$2,128,750

As of June 30, 2025 and 2024, Operating lease income receivable - related parties consisted of the following:

		As of June 30,
		2025	2024
Xinchengxin (Xiamen) Property Management Co., Ltd.	Operating lease income receivable	92,587	-
Total		92,587	$-

As of June 30, 2025 and 2024, Deferred operating lease income receivable - related parties consisted of the following:

		As of June 30,
		2025	2024
Xinchengxin (Xiamen) Property Management Co., Ltd.	Deferred operating lease income receivable, current portion	1,012,131	-
Xinchengxin (Xiamen) Property Management Co., Ltd.	Deferred operating lease income receivable, non-current portion	1,060,756	-
Total		2,072,887	$-

As of June 30, 2025 and 2024, advance to suppliers - related parties consisted of the following:

		As of June 30,
		2025	2024
Xiamen Liubengmu Culture Media Co., Ltd.	Advance payment for service fee	446,703	-
Xiamen Hualiu Boying Video Media Co., Ltd.	Advance payment for service fee	8,376	-
Total		455,079	$-

As of June 30, 2025 and 2024, Prepaid expenses and other current assets - related parties consisted of the following:

		As of June 30,
		2025	2024
Lei Wang	Employees’ advance for business purpose	113	-
Wenjuan Qiu	Employees’ advance for business purpose	955	-
Total		1,068	$-

As of June 30, 2025 and 2024, accounts payable - related parties consisted of the following:

		As of June 30,
		2025	2024
Xiamen Pupu Investment	Purchase service payable	105,395	-
AOSI PRODUCTION CO LTD	Purchase service payable	52,249	-
Total		157,644	$-

As of June 30, 2025 and 2024, contract liability - related parties consisted of the following:

		As of June 30,
		2025	2024
Xiamen Pupu Investment	Prepayment from the company for the service provided to	-	2,906,209
Total		-	$2,906,209

Contract liability of Xiamen Pupu Investment were partially settled by services rendered from the Company. As of June 30, 2025, contract liability was $nil.

As of June 30, 2025 and 2024, accrued liabilities and other payables - related parties consisted of the following:

		As of June 30,
		2025	2024
Xiamen Pupu Investment	Outstanding balance on date of disposal of this subsidiary	-	1,390,515
Wenjuan Qiu		1,755	-
Jiaming Wu		7,399	-
Weiyi Lin		3,528	-
Total		12,682	$1,390,515

Other payable of Xiamen Pupu Investment were fully settled by November 14, 2024.

As of June 30, 2025 and 2024, due to related parties consisted of the following:

	As of June 30,
	2025	2024
Henda Gao	150,250	-
Xiamen Wandefu Trading Co., Ltd.	2,373	-
Xinchengxin (Xiamen) Property Management Co., Ltd.	32,439	-
Total	185,062	$-

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

Related party transaction during the fiscal year ended June 30, 2025:

The company recognized RMB14,150.94 or $1,961.51 of digital entertainment sales to Xiamen Pengqian Culture Communication Co., Ltd.

The company recognized RMB 3,497,169.82 or $484,755.25 of digital entertainment sales to Shenzhen Jambox.

The company recognized RMB 18,867,924.53 or $2,615,350.70 from live entertainment sales to Xiamen Pupu Investment.

The company provided short video services to Xiamen Hualiu Boying Video Media Co. Ltd. in the amount of RMB175,802.76 or $24,368.65.

The company recognized sponsorship revenue from the concert of Xiamen Roppongi Culture Media Co., Ltd. in the amounted of RMB 4,716,981.13 or $653,837.67.

The company recognized rental income of RMB 16,387,317.50 or $ 2,271,504.86 from Xinchengxin (Xiamen) Property Management Co., Ltd.

The company purchased services from Digital Intelligence (Guangzhou) Era Culture Development Co., Ltd. in the amount of RMB 735,849.05 or $101,998.68.

The company purchased from Xiamen Roppongi Culture Media Co., Ltd. was RMB70,483,490.62 or $9,769,969.45.

The company purchased services from Zhuhai Hengqin Aosi Culture Communication Co., Ltd. in the amount of RMB4,056,603.78 or $562,300.40

The company purchased services from AOSI Production Co Ltd in the amount of $ 64,248.65.

The company loaned to Shenzhen Jambox RMB390,600 ($54,142.47), and Shenzhen Jambox repaid to the company RMB 3,221,600 ($ 446,557.53).

The company received RMB 86,499.9 ($11,990.06) from Lei Wang for the equity transfer.

The company loaned to Xiamen Hualiu Boying Video Media Co. Ltd RMB 290,000($40,197.94), and Xiamen Hualiu Boying Video Media Co. Ltd repaid to the company RMB290,000($40,197.94).

The company borrowed RMB 310,000 ($42,970.21) from Xiamen Pupu Investment Co., Ltd., and repaid the loan of RMB 310,000 ($ 42,970.21)

The company received RMB 1,800,000 ($249,504.46) from Wanquan Yi for the disposal of a subsidiary.

The company borrowed RMB 17,000 ($2,356.43) from Xiamen Wandefu Trading Co., Ltd.

The company borrowed RMB 1,076,331.36 ($149,194.15) from Hengda Gao.

The company borrowed RMB 50,232,380 ($6,962,890.37) from Xinchengxin (Xiamen) Property Management Co., Ltd., and repaid RMB 50,000,000 ($6,930,679.35) of the loan.

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

A. Interests of Experts and Counsel

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

During the fiscal years ended June 30, 2025, 2024, and 2023, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIE were as follows: in May and June 2022, Pop Culture Group transferred approximately $3,019,000 to Pop Culture HK, which in turn transferred approximately $3,008,400 to Heliheng; and in September 2022 and January 2023, Pop Culture Group transferred approximately $3,807,000 to Pop Culture HK. In September 2022, October 2022, November 2022, December 2022, February 2023, and April 2023, Heliheng transferred approximately $1,766,000 to Xiamen Pop Culture. During the fiscal year ended June 30, 2024, Pop Culture Group transferred $703,000 to Pop Culture HK and Pop Culture HK transferred $900,000 to Pop Culture Group. During the fiscal year ended June 30, 2024, Xiamen Pop Culture transferred RMB4,972,000 (approximately $684,170) to Heliheng, and Heliheng transferred RMB10,220,000 (approximately $1,415,572) to Xiamen Pop Culture. During the fiscal year ended June 30, 2025, Pop Culture Group transferred $501,000 to Pop Culture HK, Pop Culture HK transferred $500,000 to Hualiu, Pop Culture Group transferred $6,520 to Pop Culture Global, Pop Culture Global transferred $30,000 to Pop Culture Group, Heliheng transferred approximately $1,431,463 to Xiamen Pop Culture, and Xiamen Pop Culture transferred approximately $1,411,433 to Heliheng.

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

Cash dividends, if any, on our Class A Ordinary Shares or Class B Ordinary Shares will be paid in U.S. dollars. Pop Culture HK may be considered a non-resident enterprise for tax purposes, so that any dividends Hualiu pays to Pop Culture HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Enterprise Taxation.”

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Pop Culture HK, and our subsidiary in California, Pop Culture Global Operations Inc. Pop Culture HK will rely on the distribution of payments as dividends from (i) Shuzi Sports, (ii) Xiamen Pupu Investment, and (iii) Hualiu, which will rely on payments from Xiamen Pop Culture pursuant to the VIE Agreements. If Xiamen Pop Culture or its subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to its immediate holding company, Pop Culture HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Pop Culture HK intends to apply for the tax resident certificate if and when Hualiu plans to declare and pay dividends to Pop Culture HK. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from Xiamen Pop Culture to Hualiu in accordance with the VIE Agreements. For services rendered to Xiamen Pop Culture by Hualiu under the Exclusive Services Agreement, Hualiu is entitled to collect a service fee equal to 100% of the net income of Xiamen Pop Culture. Pursuant to the Exclusive Option Agreement, Hualiu may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Xiamen Pop Culture Shareholders’ shares in Xiamen Pop Culture. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The VIE Agreements may not be effective in providing control over Xiamen Pop Culture” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Currently, as resident enterprises in the PRC, Hualiu and its subsidiaries as well as Xiamen Pop Culture and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB3 million is subject to a reduced rate of 5%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Pop Culture Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares or Class B Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of June 30, 2025 and 2024, $1,045,776.00 and $218,727.00 of our cash was maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB500,000) for each financial institution. According to press release of China Securities Times and China News on July 13, 2023, Hong Kong Monetary Authority proposed that the upper limit of deposit protection in Hong Kong be enhanced to HK$800,000 from HK$500,000. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

We incurred approximately $2,360,602 in expenses in connection with our initial public offering, which included approximately $1,524,000 in underwriting discounts, approximately $414,783 in expenses paid to or for underwriters, and approximately $421,819 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The net proceeds raised from the initial public offering were $34,839,398 after deducting underwriting discounts and the offering expenses payable by us. As of June 30, 2025, we had used up the proceeds for working capital and research and development costs.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2025.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of June 30, 2025, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

	For the Fiscal Years Ended June 30,
	2025	2024
Audit fees (1)	206,000	$168,000
Audit-Related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	206,000	$168,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Pop Culture Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of Form 6-K (file No. 001-40543) filed with the Securities and Exchange Commission on August 28, 2025)
2.1*	Specimen Certificate for Class A Ordinary Shares
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-253777) filed with the Securities and Exchange Commission on May 13, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.2	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.3*	Exclusive Services Agreement, dated April 3, 2025, by and between Fujian Hualiu Culture & Sports Industry Development Co., Ltd. and Xiamen Pop Culture Co., Ltd. (incorporated by reference to Exhibit 10.7 of Form 6-K (file No. 001-40543) filed with the Securities and Exchange Commission on April 22, 2025)
4.4*	Form of Power of Attorney granted by shareholders of Xiamen Pop Culture Co., Ltd., as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated by reference to Exhibit 10.10 of Form 6-K (file No. 001-40543) filed with the Securities and Exchange Commission on April 22, 2025)
4.5*	The Power of Attorney granted by Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-253777) filed with the Securities and Exchange Commission on March 2, 2021)
4.6*	Share Pledge Agreement, dated April 3, 2025, by and among Fujian Hualiu Culture & Sports Industry Development Co., Ltd., Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Xiayu Cui, Chunxiao Cui, Azhen Lin, Junlong He, Wuyang Chen, and Xiamen Pop Culture Co., Ltd. (incorporated by reference to Exhibit 10.8 of Form 6-K (file No. 001-40543) filed with the Securities and Exchange Commission on April 22, 2025)
4.7*	Exclusive Option Agreement, dated April 3, 2025, by and among Fujian Hualiu Culture & Sports Industry Development Co., Ltd., Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Xiayu Cui, Chunxiao Cui, Azhen Lin, Junlong He, Wuyang Chen, and Xiamen Pop Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 of Form 6-K (file No. 001-40543) filed with the Securities and Exchange Commission on April 22, 2025)
4.8*	Form of Spousal Consent granted by the spouse of each individual shareholder of Xiamen Pop Culture Co., Ltd., as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.11 of Form 6-K (file No. 001-40543) filed with the Securities and Exchange Commission on April 22, 2025)
4.9	The Spousal Consent granted by the spouse of Junlong He dated February 19, 2021 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.10	English Translation of Trademark Licensing Contract between Xiamen Pop Culture and Zhuoqin Huang dated December 25, 2019 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
4.11	English Translation of Credit Facility Agreement between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated June 20, 2023 (incorporate by reference to Exhibit 4.11 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.12	English Translation of Maximum Amount Guarantee Contract between Xiamen Pop Culture and Bank of China Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)

4.13	English Translation of Credit Line Contract between Xiamen Pop Culture and Xiamen International Bank Co., Ltd. dated October 8, 2023 (incorporate by reference to Exhibit 4.13 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.14	English Translation of Credit Line Contract between Xiamen Pop Culture and Xiamen International Bank Co., Ltd. dated February 27, 2024 (incorporate by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.15	English Translation of Credit Line Contract between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated June 20, 2023 (incorporate by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.16	English Translation of Loan Contract between Xiamen Pop Culture and Industrial Bank Co., Ltd. dated December 27, 2023 (incorporate by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.17	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated November 24, 2023 (incorporate by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.18	English Translation of Maximum Amount Mortgage Contract dated November 24, 2023 by and between Guangzhou Shuzhi and Bank of China Co., Ltd. (incorporate by reference to Exhibit 4.18 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.19	English Translation of Maximum Amount Guarantee Contract dated November 24, 2023 by and between Xiamen Pop Culture and Bank of China Co., Ltd. (incorporate by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.20	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated December 25, 2023 (incorporate by reference to Exhibit 4.20 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.21	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated April 29, 2024 (incorporate by reference to Exhibit 4.21 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.22	English Translation of Loan Contract between Guangzhou Shuzhi and Bank of China Co., Ltd. dated May 17, 2024 (incorporate by reference to Exhibit 4.22 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.23	English Translation of Loan Contract between Guangzhou Shuzhi and Industrial and Commercial Bank of China Limited Guangzhou Fangcun Branch dated August 31, 2023 (incorporate by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.24	English Translation of Maximum Amount Guarantee Contract dated September 21, 2022 by and between Xiamen Pop Culture and Industrial and Commercial Bank of China Limited Guangzhou Fangcun Branch (incorporate by reference to Exhibit 4.24 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
4.25	English Translation of Short-Term Working Capital Loan Agreement between Guangzhou Shuzhi and Bank of China Co., Ltd. Guangzhou Panyu Branch Office dated May 31, 2022 (incorporate by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.26	English Translation of Occupancy Service Agreement between Xiamen Pop Culture and Qingwa Incubator Co., Ltd. dated January 25, 2022 (incorporate by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 28, 2022)
4.27	Copyright Licensing Agreement by and between Pop Culture Group and World Trade Technology LLC dated March 5, 2022 (incorporate by reference to Exhibit 4.32 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.28*	English Translation of the Lease Agreement dated March 21, 2024 by and between Jiangxi Hualiu and an Independent Third Party
4.29	English Translation of the Housing Sales Agreement dated October 21, 2022 by and between Guangzhou Shuzhi and an Independent Third Party (incorporate by reference to Exhibit 4.37 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.30	English Translation of the Lease Agreement dated March 9, 2022 by and between Shenzhen Pop and an Independent Third Party (incorporate by reference to Exhibit 4.38 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)

4.31	English translation of Content Introduction Contract by and between Guangdong Shuzhi and Guangdong Hongshi Digital Media Co., Ltd. dated January 1, 2023 (incorporate by reference to Exhibit 4.41 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
4.32*	English Translation of Working Capital Loan Contract dated September 9, 2024 by and between Pupu Digital and Bank of Communications Co., Ltd.
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-253777) initially filed with the Securities and Exchange Commission on March 2, 2021)
11.2	Insider Trading Policies adopted February 26, 2021 (incorporate by reference to Exhibit 11.2 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on October 31, 2023)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C.
15.2*	Consent of AllBright Law Offices (Xiamen)
97.1	Compensation Recovery Policy of the Registrant (incorporate by reference to Exhibit 97.1 of our Annual Report on Form 20-F (file No. 001-40543) filed with the Securities and Exchange Commission on November 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pop Culture Group Co., Ltd

	By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: November 17, 2025

POP CULTURE GROUP CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders

Pop Culture Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pop Culture Group Co., Ltd and its subsidiaries (collectively the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

November 17, 2025

POP CULTURE GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of June 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash	2,605,111	$230,563
Restricted cash	321,206	-
Investment in films-current	1,077,457	885,800
Accounts receivable – third parties, net	35,744,267	22,174,192
Accounts receivable - related parties, net	170,054	2,128,750
Operating lease income receivable - related parties	92,587	-
Deferred operating lease income receivable current - related parties	1,012,131	-
Advances to suppliers – third parties	13,412,095	12,697,192
Advances to suppliers – related parties	455,079	-
Due from related parties	-	649,150
Digital assets	-	140,586
Asset held for sale	9,999,600	-
Prepaid expenses and other current assets – third parties	2,649,182	2,025,820
Prepaid expenses and other current assets – related parties	1,068	-
TOTAL CURRENT ASSETS	67,539,837	40,932,053
Property and equipment, net	1,196,399	465,378
Investment in films - non-current	-	535,857
Goodwill	2,042,611	-
Deferred operating lease income receivable non-current - related parties	1,060,756	-
Operating right-of-use assets	42,253,187	35,273
Other non-current assets	791,904	266,196
TOTAL ASSETS	114,884,694	$42,234,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	4,778,324	$4,251,982
Long-term bank loans -current portion	731,476	415,566
Accounts payable – third parties	32,216,337	11,807,997
Accounts payable – related parties	157,644	-
Contract liability – third parties	1,872,503	265,577
Contract liability - related parties	-	2,906,209
Taxes payable	4,531,714	4,117,521
Due to related parties	185,062	-
Accrued liabilities and other payables – third parties	1,447,907	190,480
Accrued liabilities and other payables - related parties	12,682	1,390,515
Operating lease liability - current	27,844	45,269
TOTAL CURRENT LIABILITIES	45,961,493	25,391,116

Long-term bank loans	2,327,042	1,518,467
Operating lease liability - non-current	44,982,694	-
TOTAL LIABILITIES	93,271,229	26,909,583

Commitments and contingencies
	-	-
SHAREHOLDERS’ EQUITY

Ordinary shares (par value $0.01 per share; 264,400,000 Class A ordinary shares authorized; 16,362,733 and 3,362,733 Class A ordinary shares issued and outstanding as of June 30, 2025 and 2024, respectively; 30,600,000 Class B ordinary shares authorized, 576,308 Class B ordinary shares issued and outstanding as of June 30, 2025 and 2024, 1,000,000 Class C ordinary shares authorized, nil Class C shares issued and outstanding as of June 30, 2025 and 2024)*	169,390	39,390
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	55,369,555	42,459,143
Statutory reserve	1,576,512	1,538,443
Accumulated deficit	(33,932,953)	(27,006,989)
Accumulated other comprehensive loss	(1,585,437)	(1,705,614)
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	21,581,626	15,308,932
Non-controlling interests	31,839	16,242
TOTAL SHAREHOLDERS’ EQUITY	21,613,465	15,325,174
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	114,884,694	$42,234,757

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except share data)

	For the fiscal years ended June 30,
	2025	2024	2023
Live entertainment	$10,000,465	$7,490,861	$8,480,780
Digital entertainment	95,316,211	39,611,817	9,650,274
Other revenue	2,316,093	279,240	412,189
REVENUE, NET	$107,632,769	$47,381,918	$18,543,243
Cost of revenue	103,312,870	44,501,198	22,206,058
GROSS PROFIT (LOSS)	4,319,899	2,880,720	(3,662,815)

Selling and marketing expenses	62,057	262,328	4,646,875
General and administrative expenses	1,960,974	2,731,596	3,513,236
Allowance for expected credit loss	8,667,483	8,330,357	2,795,662
Impairment loss	586	5,200,000	1,109,194
Research and development expenses	-	-	8,694,836
Total operating expenses	10,691,100	16,524,281	20,759,803

LOSS FROM OPERATIONS	(6,371,201)	(13,643,561)	(24,422,618)
Other income (expenses):
Interest expenses, net	(265,692)	(237,403)	(216,558)
Gain on disposal of subsidiaries	-	1,242,400	-
Other income (expenses), net	66,696	130,868	56,044
Total other (expenses) income, net	(198,996)	1,135,865	(160,514)

LOSS BEFORE INCOME TAX PROVISION	(6,570,197)	(12,507,696)	(24,583,132)

PROVISION FOR INCOME TAXES	323,294	124,419	674,564
			-
NET LOSS	(6,893,491)	(12,632,115)	(25,257,696)
Less: net loss attributable to non-controlling interests	(5,596)	(224,988)	(927,281)
NET LOSS ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	(6,887,895)	(12,407,127)	(24,330,415)

Other comprehensive income (loss):
Foreign currency translation adjustment	121,065	(63,684)	(1,674,640)
COMPREHENSIVE LOSS	(6,772,426)	(12,695,799)	(26,932,336)
Less: comprehensive loss attributable to non-controlling interest	(4,708)	(227,930)	(888,030)
COMPREHENSIVE LOSS ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$(6,767,718)	$(12,467,869)	$(26,044,306)

Net (loss) income per share
Basic and diluted	(0.49)	$(4.32)	$(10.1)

Weighted average shares used in calculating net income per share*
Basic and diluted	14,136,301	2,873,764	2,405,001

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share data)

	Ordinary shares			Subscription	Additional paid-in	Statutory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- Controlling	Total shareholders’
	Shares*		Amount	receivable	capital	reserve	earnings	(loss) income	Equity	Interests	Equity
Balance as of June 30, 2022		$2,405,001	$24,050	$(15,441)	$40,158,643	$1,499,369	$11,028,345	$69,019	$52,763,985	$8,367	$52,772,352
Capital contribution from shareholders		-	-	-	-	-	-	-	-	338,132	338,132
Acquisition of Non-controlling interests		-	-	-	15,617	-	-	-	15,617	(15,617)	-
Net loss for the period		-	-	-	-	-	(24,330,415)	-	(24,330,415)	(927,281)	(25,257,696)
Appropriation of statutory reserve		-	-	-	-	37,859	(37,859)	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(1,713,891)	(1,713,891)	39,251	(1,674,640)
Balance June 30, 2023		$2,405,001	$24,050	$(15,441)	$40,174,260	$1,537,228	$(13,339,929)	$(1,644,872)	$26,735,296	$(557,148)	$26,178,148
Cumulative effect adjustment upon adoption of ASC 326	$						(1,258,718)		(1,258,718)		(1,258,718)
Balance July 1, 2023		$2,405,001	$24,050	$(15,441)	$40,174,260	$1,537,228	$(14,598,647)	$(1,644,872)	$25,476,578	$(557,148)	$24,919,430
Fractional shares on reverse stock split		34,040	340	-	(340)
Issuance of Class A Ordinary Shares		1,500,000	15,000	-	2,285,223				2,300,223		2,300,223
Net loss for the period		-	-	-	-		(12,407,127)		(12,407,127)	(224,988)	(12,632,115)
A wholly owned subsidiary changes to controlled subsidiary				-						25,663	25,663
Disposal of a subsidiary				-						775,657	775,657
Appropriation of statutory reserve		-	-	-	-	1,215	(1,215)		-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(60,742)	(60,742)	(2,942)	(63,684)
Balance June 30, 2024		$3,939,041	$39,390	$(15,441)	$42,459,143	$1,538,443	$(27,006,989)	$(1,705,614)	$15,308,932	$16,242	$15,325,174
Issuance of Class A Ordinary Shares		10,000,000	100,000	-	9,900,000	-	-	-	10,000,000	-	10,000,000
Offering cost paid		-		-	(59,588)	-	-	-	(59,588)	-	(59,588)
Shares issued for acquisition of subsidiaries		3,000,000	30,000	--	3,070,000	-	-	-	3,100,000	20,305	3,120,305
Net loss for the period		-	-		-		(6,887,895)	-	(6,887,895)	(5,596)	(6,893,491)
Appropriation of statutory reserve		-	-	--	-	38,069	(38,069)	-	-	-	-
Foreign currency translation adjustment				-	-	-	-	120,177	120,177	888	121,065
Balance June 30, 2025		16,939,041	169,390	(15,441)	55,369,555	1,576,512	(33,932,953)	(1,585,437)	21,581,626	31,839	21,613,465

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the fiscal years ended June 30,
	2025	2024	2023
Cash flows from operating activities:
Net Loss	$(6,893,491)	$(12,632,115)	$(25,257,696)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Allowance for credit loss	8,667,483	8,330,357	2,795,662
Impairment loss	586	5,200,000	1,109,194
Depreciation and amortization	79,853	399,873	2,140,976
Non-cash lease expenses	2,103,636	50,881	120,261
Loss from equity method investments	19,692	31,208	-
Loss on investment of films	144,200	-	-
Deferred tax expense (benefit)	-	-	440,832
Gain on disposal of subsidiaries	-	(1,242,400)	-
Changes in assets and liabilities:
Accounts receivable	(21,890,382)	(15,051,073)	2,034,125
Advances to suppliers	(1,020,486)	(5,877,685)	148,432
Prepaid expenses and other current assets	570,566	(905,077)	8,334,953
Digital assets	-	(740,586)	-
Other non-current assets	(400,690)	(195,684)	36,432
Accounts payable	20,252,046	11,434,763	1,881,259
Contract liability	(1,335,700)	2,919,807	363,871
Taxes payable	351,855	(243,369)	-
Accrued liabilities and other payables	(148,141)	3,425,010	(13,439)
Operating lease liability	(308,192)	(60,756)	(97,343)
Net cash provided by (used in) operating activities	192,835	(5,156,846)	(5,962,481)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,568)	(16,794)	(623,280)
Advances paid for brand authorization	-	-	(4,600,000)
Refunds of (investments in) film, net	200,000	(535,834)	(885,824)
Increase on acquisition of subsidiaries	10,677	-	-
Proceeds on disposal of equity investment	11,990	13,841	-
Cash disposed on disposal of subsidiaries	-	(4,791)	-
Proceeds from related party on disposal of subsidiary	249,504	-	-
Repayments from related party	486,755	13,329	-
Lending to related party	(94,340)	(98,273)	(13,849)
Investment of equity investments	(10,026,560)	(44,292)	(43,143)
Net cash used in investing activities	(9,174,542)	(672,814)	(6,166,096)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	5,267,316	4,318,459	4,141,736
Repayments of short-term bank loans	(4,805,733)	(4,027,793)	(3,307,636)
Proceeds from long-term bank loans	1,538,611	2,090,023	-
Repayments of long-term bank loans	(449,801)	(1,307,303)	(345,145)
Proceeds from third party loans	388,118	-	-
Repayments of third party loans	(388,118)	-	-
Issuance of class A ordinary shares	10,000,000	4,290,000	338,132
Proceeds from related party loan	7,157,411	-	-
Repayments of related party loan	(6,973,650)	-	(143,810)
Payment for offering costs	(59,588)	(1,989,777)	-

Net cash provided by financing activities	11,674,566	3,373,609	683,277

Effect of exchange rate changes	2,895	(64,695)	(199,423)

Net increase (decrease) in cash and restricted cash	2,695,754	(2,520,746)	(11,644,723)
Cash and restricted cash at beginning of year	$230,563	$2,751,309	$14,396,032
Cash and restricted cash at end of year	$2,926,317	$230,563	$2,751,309

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$173,491	$204,001	$389,732
Interest expenses paid	$266,378	$241,604	$226,296
Non-cash investing and financing activities:
Payment for R&D services received in the current period, funded through a prior period deposit designated as an investment.	$-	$-	$7,988,018
Shares issued for acquisition of subsidiaries	3,100,000	-	-
ROU assets exchange for operating lease liability	42,893,150	-	-
Proceeds on disposal of a subsidiary not received by a related party	$-	$261,114	$-

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Xiamen Pop Culture Co., Ltd (“Pop Culture” or the “VIE”) was incorporated in Xiamen on March 29, 2007 under the laws of the People’s Republic of China (the “PRC” or “China”). Pop Culture provides living entertainment services and digital entertainment services to corporate clients.

Reorganization

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Culture Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Culture Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“Former WFOE”), which was established in the PRC on March 13, 2020.

On March 30, 2020, Former WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively the “Former VIE Agreements”). The Former VIE Agreements are designed to provide Former WFOE with the power, rights, and obligations with respect to Pop Culture as set forth under the VIE Agreements. The Former VIE Agreements obligate Former WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle Former WFOE to receive a majority of Pop Culture’s residual returns. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Between February and May 2020, the Company and its shareholders undertook a series of corporate actions, including share issuances in February 2020, re-designation of ordinary shares of the Company into Class A and Class B ordinary shares in April 2020, and share issuances and transfers in May 2020. See “Note 18—Ordinary Shares.”

The above-mentioned transactions, including the incorporation of Pop Culture Group, Pop HK, and Former WFOE, the entry into the VIE Agreements, the share issuances, share re-designation, and share transfers, were considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Culture Group ultimately owns 100% equity interests of Pop HK and Former WFOE, and, for accounting purposes, controls and receives the economic benefits of the business operations of Pop Culture and its subsidiaries through the VIE Agreements, which enables Pop Culture Group to consolidate the financial results of Pop Culture and its subsidiaries in its consolidated financial statements under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

On April 3, 2025, the Former WFOE, an indirect wholly owned subsidiary of the Company, with the approval of the audit committee of the board of directors (the “Audit Committee”) of the Company, entered into a series of termination agreements with Xiamen Pop Culture Co., Ltd. (the “VIE”) and its shareholders (the “Termination Agreements”) to terminate that certain series of variable interest agreements among the Former WFOE, the VIE, and its shareholders, which were entered into on February 19, 2021 (the “Original VIE Agreements”). Pursuant to the Termination Agreements, the Former WFOE no longer has the power, rights, and obligations with respect to the VIE as set forth under the Original VIE Agreements, including (a) an Amended and Restated Exclusive Services Agreement, (b) an Amended and Restated Exclusive Option Agreement, (c) an Amended and Restated Share Pledge Agreement, and (d) Powers of Attorney. Furthermore, the Former WFOE releases the VIE shareholders of their equity pledges.

On April 3, 2025, Fujian Hualiu Culture & Sports Industry Development Co., Ltd. (the “New WFOE”), an indirect wholly owned subsidiary of the Company, with the approval of the Audit Committee of the Company, entered into a series of variable interest agreements with the VIE and its shareholders (the “New VIE Agreements”), including (a) an Exclusive Services Agreement, (b) an Exclusive Option Agreement, (c) a Share Pledge Agreement, (d) Powers of Attorney, and (e) Spousal Consents. The New VIE Agreements are designed to provide the New WFOE with the power, rights, and obligations with respect to the VIE as set forth under the New VIE Agreements.

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

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
Heliheng	March 13, 2020	PRC	100%	Consultancy and information technology support
Pop Culture Global Operations Inc.	December 3, 2021	California	100%	Overseas Chinese Pop Culture resource integration and business development
CPFH Holding Limited	December 21, 2023	Hong Kong	100%	Investment holding
Fujian Hualiu Culture & Sports Industry Development Co., Ltd. (formerly known as “Fujian Pupu Shuzhi Sports Industry Development Co., Ltd.”)	July 21, 2022	PRC	100%	Holding sports performance activities
Yi Caishen (Xiamen) Trading Co., Ltd. (“Yi Caishen”)	December 5, 2017	PRC	100%	Trading
Huaya Time (Xiamen) Real Estate Management Co., Ltd. (“Huaya”)	November 27, 2024	PRC	100%	Real estate holding
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting

VIE’s subsidiaries
Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo”)	March 30, 2017	PRC	60% owned by VIE	Event planning and execution
Jiangxi Hualiu Culture Technology Co., Ltd. (former name “Xiamen Pop Network Technology Co., Ltd.”) (“Jiangxi Hualiu”)	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi Culture Communication Co., Ltd. (“Guangzhou Shuzhi”)	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop Digital Industrial Development Co., Ltd. (“Shenzhen Pop”)	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”)	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”)	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”)*	March 30, 2022	PRC	54% owned by the VIE	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd. (“Xiamen Qiqin”)	October 18, 2021	PRC	54% owned by the VIE	IPC License
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Pop Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Xiamen Hualiu Music Culture Communication Co., Ltd. (“Hualiu Music”) **	May 29, 2024	PRC	40% owned by the VIE	Online and offline music products
Xiamen Hand in Hand Network Technology Co., Ltd. (“Hand in Hand”)	October 25, 2021	PRC	99% owned by the VIE	Online and offline advertising marketing and exhibitions
VIE’s subsidiaries disposed of or deregistration
Fujian Shuzhi Fuxin Exhibition Co., Ltd.	Deregistration on October 7, 2023	PRC	Formerly 51% owned by the VIE
Shenzhen JamBox Technology Co., Ltd. (“Shenzhen JamBox”)	Disposed of on January 22, 2024	PRC	From 56% owned VIE subsidiary to 20% investment
Xiamen Pupu Investment Co., Ltd. (“Xiamen Pupu Investment”)	Disposed of on March 6, 2024	PRC	Formerly 100% owned by the VIE

*	Zhongpu Shuyuan is 51% owned by Jiangxi Hualiu and 10% owned by Junpu Jiyuan. Junpu Jiyuan is 30% owned by Jiangxi Hualiu.

**	Through an act in concert arrangement with another shareholder, the Company obtained 20% additional voting rights, combined with its 40% equity investment in Hualiu Music, the Company can control Hualiu Music.

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

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions:

	As of June 30,
	2025	2024

Total assets	51,503,354	$35,586,017
Total liabilities	46,481,038	$26,519,259

	For the fiscal years ended June 30,
	2025	2024	2023

Total revenue	103,089,377	$47,171,853	$18,286,074
Net loss	(6,366,796)	$(7,234,353)	$(14,053,844)

Net cash (used in) provided by operating activities	(1,741,850)	$(4,106,484)	$(2,672,557)
Net cash used in investing activities	642,102	$(132,899)	$(680,272)
Net cash provided by (used in) financing activities	1,740,433	$3,731,488	$683,277

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

Management of the Company is responsible for considering the carrying amount of cash and restricted cash, accounts receivable, other receivable, short-term bank loans, accounts payable, taxes payable, and accrued liabilities and other payables based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Cash

Cash consists of cash on hand and cash in banks. The Company maintains certain cash with various financial institutions in mainland China, Hong Kong, and Cayman. As of June 30, 2025 and 2024, cash balances of the Company were $2,605,111 and $230,563, respectively. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted cash

Cash that is restricted as to withdrawal is reported separately on the Consolidated Balance Sheets and is included in total cash in the Consolidated Statements of Cash Flows. Restricted cash mainly is required cash deposits reserved for bank promissory note.

Credit losses

From July 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable and other receivables. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after July 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a decrease to opening retained earnings of $1,258,718 as of July 1, 2023 due to the cumulative impact of adopting ASC Topic 326. Upon adoption, the Company recorded a credit loss of $8,667,483 and $8,330,357 for the fiscal year ended June 30, 2025 and 2024.

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

Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable amounted to $20,962,160 and $12,161,634 as of June 30, 2025 and 2024, respectively.

Operating lease income receivable and deferred operating income receivable

The contractual lease payment increases are recognized evenly over the term of the lease. The uncollected balance for the contractual lease payment is recorded as “operating lease income receivable”. The periodic difference between lease revenue recognized under this method and contractual lease payment terms is recorded as “Deferred operating lease income receivable ” on the Company’s consolidated balance sheets.

Digital assets

Digital assets primarily consist of Non-Fungible Token (“NFT”) developed by the Company. For the fiscal year ended June 30, 2024, the Company built NFTs through its own upload-chain work and based on the unique pictures purchased from third parties. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. During the fiscal year ended June 30, 2025 and 2024, the impairment charge were $140,586 and $600,000, respectively.

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

Estimated Useful Life
Building	20 Years
Office equipment	3 to 5 Years
Motor vehicles	4 Years
Leasehold improvement	Shorter of useful life or lease term

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

Assets held for sale

Assets held for sale represents the advance payment for equity investment in China Ailia International Holdings Co. Ltd. (“China Ailia”), which was determined by the management to sell out.

Goodwill

Goodwill represents the excess of the fair value of consideration given over the fair value of the tangible assets and liabilities and identifiable intangible assets of businesses acquired. The Company review goodwill annually for impairment or more frequently if events or circumstances indicate that assets might be impaired. We have the option to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. Where we perform the quantitative test, we determine the fair value using the income approach. In the income approach, we utilize a discounted cash flow analysis, which involves estimating the expected after-tax cash flows that will be generated by each reporting unit and then discounting those cash flows to present value, reflecting the relevant risks associated with each reporting unit and the time value of money. This approach requires the use of significant estimates and assumptions, including forecasted revenue growth rates, forecasted EBITDA margins, and discount rates. Our forecasts are based on historical experience, current backlog, expected market demand, and other industry information.

Impairment of long-lived assets other than goodwill

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded the impairment charge of $nil, $4.6 million, and $1.1 million for intangible assets, and prepayment of brand authorization for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. Meanwhile, the Company reversed an impairment for other long-term assets of $140,000.

Right-of-use assets

The Company has several operating leases for office and apartments for sublease, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s right-of-use (“ROU”) assets and lease liability as it is not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and lease liability. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

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

The Company’s lease is classified as operating lease for the office space and apartments for sublease. Operating lease ROU assets are presented within non-current assets on the consolidated balance sheet and the operating lease liability is classified as current and non-current on the consolidated balance sheet.

Value added tax (“VAT”)

The Company’s affiliated entities in the Hong Kong, United States, PRC, including WFOE, Pop Culture, and subsidiaries of Pop Culture, are subject to PRC VAT for providing services. The applicable VAT rate for these companies was 6% for the fiscal years ended June 30, 2025, 2024, and 2023.

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

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company mainly generates revenue from live entertainment, digital entertainment, and other services.

1.	Live entertainment –

(i)	Event hosting: The Company regularly hosts live concerts and Chinese Pop Culture events, and operates Chinese Pop Culture related online programs. The portfolio of Chinese Pop Culture events includes a stage play, dance competitions, cultural and musical festivals, and promotional parties. The Company started to operate online Chinese Pop Culture programs since 2020. The portfolio of online Chinese Pop Culture programs includes street dance tutorial programs, collections of street dance performances videos, and collections of short music videos on trendy shoes and clothes related to Chinese Pop Culture. The Company generates revenue from concerts, Chinese Pop Culture events, and online Chinese Pop Culture programs by providing sponsorship packages to advertisers in exchange for sponsorship fees or by selling tickets for those concerts.

(ii)	Event planning and execution: The Company provides customized event planning and execution services upon requests from its customers, including design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation, and generates revenue through service fees.

(iii)	Singer performance or singer facilitating: The Company co-ordinates singers to perform in certain concerts or events as request by the customers. The singers coordinated may be the Company’s signed-off singers or other companies’ signed-off singers. Either way, the Company can receive the proceeds from customers for the service rendered.

Digital entertainment (formerly named “Brand promotion”) –

The Company provides integrated branding services primarily including the tailor-made digital marketing strategy design and placement on different media platforms based on the customers’ needs in different industries, such as consumer goods, advertising and marketing, and media, as the single performance obligation.

2.	Other services –

The Company sells digital collections to individual collectors, provides Software-as-a-Service (“SaaS”) software services to Chinese Pop Culture dance training institutions for service fees, and develop software for customers. The Company also provides other offline promotion agent services to customers in connection with entertainment activities. The Company also provides lease space to customers to collect cash stream.

3.	Revenue recognition

The Company accounts for a contract of live entertainment, digital entertainment when it has legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, activity. Media product, qualified online program or video, or brand solution, and the contract price is fixed. Contract terms typically include a customary requirement for payment within 90 days after the Company successfully provides services, which is indicated by the customer’s signed acknowledgement of completion on such event, activity, online program, or brand solution by providing the Company with completion confirmation forms.

For event hosting and event planning and execution, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by the customer’s acknowledgement of completion on such event, activity, online program, or video, as the customer neither simultaneously receives the benefits provided by the Company’s performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the Company performs. Event hosting and event planning and execution are generally short term, which usually take less than three months. As the Company need to arrange and integrate all components to host or execute an event, which indicates the Company controls the event before transferred to customers, the Company is identified as a principal and recognize the revenue on a gross basis.

For singer performance and singer facilitating service, revenue is recognized at a point of time when services are successfully provided (e.g. singer successfully performed in a concert), which is indicated by the customer’s acknowledgement of receiving of singer’s performance as agreed upon, because the customer neither simultaneously receives the benefits provided by the Company’s service nor controls an increasingly enhanced asset or an asset with an alternative use to the customer during the period the Company and singer is preparing or conducting the performance until performance is completed. In certain cases, the singers as agreed in the contract is the sign-off singer of the Company, which means the Company need to spend cost to train and cultivate the singer, and in return, the Company has the exclusive right to request the singers to perform as agreed upon. In this case, as the Company takes the risk of singer and has the exclusive right, which indicates the Company controls the service from singer before transferred to customers, the Company is identified as a principal and recognize the revenue on a gross basis. While in other cases, if the singers are not the sign-off singers of the Company, and the Company did not have additional input (other than facilitating service) into the service deliver to the customers, the Company is identified as an agent and recognize the revenue on a net basis.

For digital entertainment, revenue is recognized over time during the contract period under input method according to the actual placement. The Company is the primary obligator and bearing the service risk of the branding promotion services, and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal and recognize the revenue on a gross basis.

For lease income, operating lease income is recognized on the straight-line method of accounting generally from the date the lessee takes possession of the space. Accordingly, contractual lease payment increases are recognized evenly over the term of the lease. The periodic difference between lease revenue recognized under this method and contractual lease payment terms is recorded as “Deferred operating lease income receivable, net” on the Company’s consolidated balance sheets.

For digital collections, the operating entities sell digital collections through its own digital collection sales platform. After the customer purchases the digital collection issued on the platform and the digital collection is delivered to the customer, the revenue is recognized.

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

For offline promotion services, revenue is recognized upon customer acceptance. The Company outsourced the whole service work to a third party.

The Company reports revenue on a gross basis for living entertainment and digital entertainment, and other services (except for software development, non-sign-off singer facilitating service and offline promotion service), as the Company takes risk and control of the event, activities, online program, or brand solution before they are transferred to customers. While in terms of software development, non-sign-off singer facilitating service and offline promotion service, the Company reports revenue on a net basis since it only arranges third parties to provide the services, instead of taking the risk and control of the development resources or service procedures.

The Company applies a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised service to a customer and when the customer pays for that service will be one year or less.

The following table identifies the disaggregation of the Company’s revenue for the fiscal years ended June 30, 2025, 2024, and 2023 respectively:

	For the fiscal years ended June 30,
	2025	2024	2023
Revenue from operations:
Live entertainment	10,000,465	$7,490,861	$8,480,780
Digital entertainment	95,316,211	39,611,817	9,650,274
Other revenue	2,316,093	279,240	412,189
Total revenue	107,632,769	$47,381,918	$18,543,243

4.	Contract liability

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability when the payment is made. Contract liability is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of June 30, 2025 and 2024, the balance of contract liability amounted to $1,872,503 and $3,171,786, respectively, and the movement of contract liability was as below.

Amount
June 30, 2022	$47,710
Addition	393,003
Recognized as revenue within the fiscal year ended June 30, 2023	(47,710)
June 30, 2023	393,003
Addition	8,069,950
Recognized as revenue within the fiscal year ended June 30, 2024	(5,291,167)
June 30, 2024	3,171,786
Addition	17,622,364
Recognized as revenue within the fiscal year ended June 30, 2025	(18,921,647)
June 30, 2025	$1,872,503

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

(v) Cost of revenue

Cost of revenue consists primarily of event design costs, online program production costs, date promotion fee, salary and benefits expenses, materials costs, and other related expenses.

(w) Selling and marketing expenses

Selling and marketing expenses consist primarily of travelling expenses, advertising expenses and salaries, and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. For the fiscal years ended June 30, 2025, 2024, and 2023, advertising expenses amounted to $nil, $59,327, and $1,518,981, respectively.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of June 30, 2025 and 2024.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 (approximately $14,381). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of June 30, 2025, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities.

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

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2025 and 2024 were translated at RMB7.1636 to $1.00 and at RMB7.2672 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the fiscal years ended June 30, 2025, 2024, and 2023 were RMB7.2143 to $1.00, RMB7.2248 to $1.00, and RMB6.9534 to $1.00, respectively.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (for example, convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company had no dilutive securities as of and for the fiscal years ended June 30, 2025, 2024, and 2023.

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

The Company maintains certain bank accounts in the PRC, Hong Kong, and Cayman Islands. In China, a company’s deposits at one bank are insured for a maximum of RMB500,000 (USD70,000) in the event of bank failure. According to press release of China Securities Times and China News on July 13, 2023, Hong Kong Monetary Authority proposed that the upper limit of deposit protection in Hong Kong be enhanced to HK$800,000 (USD100,000) from HK$500,000 (USD64,000). In Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2025 and 2024, $1,045,776 and $218,727 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, $1,556,810 and $11,239 of the Company’s cash were on deposit at financial institutions in Hong Kong, respectively, and $2,525 and $597 of the Company’s cash were on deposit at financial institutions in Cayman Islands, respectively.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenue and accounts receivable with specific customers. For the fiscal year ended June 30, 2025 three major customers accounted for approximately 21%, 20% and 12% of the Company’s total revenue, respectively For the fiscal year ended June 30, 2024, two major customers accounted for approximately 34% and 10% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2023, three major customers accounted for approximately 10%, 10%, and 9% of the Company’s total revenue, respectively. As of June 30, 2025, the top five customers accounted for 70% of accounts receivable as of June 30, 2025, with each customer representing 19%, 18%, 16%, 10%, and 7% of the accounts receivable balance, respectively. As of June 30, 2024, the top five customers accounted for 75% of accounts receivable as of June 30, 2024, with each customer representing 27%, 17%, 16%, 10%, and 5% of the accounts receivable balance, respectively. As of June 30, 2023, the top five customers accounted for 68% of accounts receivable as of June 30, 2023, with each customer representing 31%, 19%, 7%, 6%, and 5% of the accounts receivable balance, respectively.

For the fiscal year ended June 30, 2025, the Company purchased approximately 10.7%, and 9.5% of its services from two major suppliers, respectively. For the fiscal year ended June 30, 2024, the Company purchased approximately 17.3%, and 9.7% of its services from two major suppliers, respectively. For the fiscal year ended June 30, 2023, the Company purchased approximately 16.56%, 12.91%, and 10.61% of its services from three major suppliers, respectively.

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

Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, and other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in “Note 16—Related Party Transactions.”

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

On May 18, 2022, Fujian Shuzhi was incorporate. Fujian Shuzhi was dissolved and deregistered on October 7, 2023. Therefore, as of June 30, 2025, no non-controlling-interest of Fujian Shuzhi was included in the balance sheet of non-controlling interest.

On May 29, 2024, Hualiu Music was incorporated. The Company owns 40% equity interest of Hualiu Music and obtains 20% voting right from another shareholder, which enable the Company to control Hualiu Music. Therefore, 60% of Hualiu Music represented a non-controlling interest. Non-controlling interest of Hualiu Music was included in the consolidated financial statements.

On June 28, 2024, the Company sold 40% equity interest of Pupu Sibo to a third party, which resulted in a non-controlling interest on the balance sheet while no net income was allocated to non-controlling interest in connection of Pupu Sibo.

On February 10, 2025, Hand in Hand was acquired by the Company, 1% of which represented a non-controlling interest. Non-controlling interest of Hand in Hand was included in the consolidated financial statements.

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

3.	INVESTMENTS IN FILM

	As of June 30,
	2025	2024
Investments in film- current	1,077,457	$885,800
Investments in film- non current	-	535,857
Total	1,077,457	$1,421,657

The investments in film represent investments in two films, which are expected to liquidate by June 2026. The Company made impairment of $144,200 and $nil as of June 30, 2025 and 2024.

4.	ACCOUNTS RECEIVABLE, NET

As of June 30, 2025 and 2024, accounts receivable consisted of the following:

	As of June 30,
	2025	2024
Accounts receivable
- third parties	56,661,924	$34,334,313
- related parties	214,557	2,130,263
Less: allowance for credit losses
- third parties	(20,917,657)	(12,160,121)
- related parties	(44,503)	(1,513)
Accounts receivable, net	35,914,321	$24,302,942

An analysis of the allowance for credit losses for accounts receivable – third parties was as follows:

	As of June 30,
	2025	2024
Balance at beginning of the year	12,160,121	$4,358,037
Adoption ASU 2016-13	-	1,258,718
Additional provision charged to expense	8,521,366	8,312,150
Written-off	-	(1,575,814)
Decrease on disposal of a subsidiary	-	(137,592)
Foreign exchange	236,170	(55,378)
Balance at the end of the year	20,917,657	$12,160,121

An analysis of the allowance for credit losses for accounts receivable – related parties was as follows:

	As of June 30,
	2025	2024
Balance at beginning of the year	1,513	$-
Provision	42,666	1,522
Foreign exchange	324	(9)
Balance at the end of the year	44,503	$1,513

The Company recorded expected credit loss of $8,564,032, $8,313,672, and $2,795,662, for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

5.	ADVANCES TO SUPPLIERS

	As of June 30,
	2025	2024
Advances to suppliers
- third parties	$13,412,095	$12,697,192
- related parties	455,079	-
Less: allowance for credit losses	-	-
Advances to suppliers, net	$13,867,174	$12,697,192

The Company did not make any allowance for credit loss for the advances to suppliers during the year ended June 30, 2025, 2024 and 2023.

6.	DIGITAL ASSETS

As of June 30, 2025 and 2024, digital assets consisted of the following:

	As of June 30,
	2025	2024
NFT A	140,586	$140,586
NFT B	600,000	600,000
Total	740,586	740,586
Impairment	(740,586)	(600,000)
Digital assets, net	-	$140,586

NFT A and NFT B were built during the fiscal year ended June 30, 2024. Considering that NFT B did not generate any sales although it was uploaded to sell for more than 10 months, the Company made full impairment of NFT B as of June 30, 2024. Considering that NFT A did not generate any sales during 2025, the Company made full impairment of NFT A as of June 30, 2025.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2025 and 2024, prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2025	2024
Deferred costs (1)	-	$1,258,916
Prepaid tax	734,428	650,237
Prepaid expenses	31,159	44,760
Deposit (2)	907,365	-
Lease payment accrued (3)	939,059	-
Other receivables – third parties (4)	172,000	102,256
Other receivables – related parties	1,068	-
Allowance for credit losses (5)
- third parties	(134,829)	(30,349)
- related parties	-	-
Total	2,650,250	$2,025,820

An analysis of the allowance for credit losses was as follows:

	As of June 30,
	2025	2024
Balance at beginning of the year	30,349	$13,791
Provision	103,451	16,685
Foreign exchange	1,029	(127)
Balance at the end of the year	134,829	$30,349

(1)	Deferred costs represent the costs incurred to fulfill a contract with a customer which relates directly to a contract that the Company can specifically identify, generate, or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered.

(2)	The deposit was paid by the Company pursuant to the building subcontract agreement and collected from three decoration companies.
(3)	Lease payments accrued represent the amount of the discounted lease liability less than the non-current lease liability, which results from the significant discount of lease payment during the first year (around 90% of the third or fourth year).

(4)	Other receivables mainly represent other receivable items, such as employees’ temporally loan for business, prepaid social funds, refundable from third parties, etc. Included in the other receivables, full allowance provision was made for refundable from third parties of $134,829 as of June 30, 2025.

(5)	The Company recorded credit loss of $103,451, $16,685, and $nil for other receivables for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

8.	PROPERTY AND EQUIPMENT

As of June 30, 2025 and 2024, property and equipment consisted of the following:

	As of June 30,
	2025	2024
Leasehold improvement	$-	$938,126
Building	1,681,224	455,749
Motor vehicle	82,454	68,802
Office equipment	55,047	54,262
Total	1,818,725	1,516,939
Less: accumulated depreciation	(622,326)	(1,051,561)
Property and equipment, net	$1,196,399	$465,378

For the fiscal years ended June 30, 2025, 2024, and 2023, depreciation expenses amounted to $79,853, $391,799, and $665,431, respectively.

9.	INTANGIBLE ASSET, NET

As of June 30, 2025 and 2024, intangible assets, net consisted of the following:

	As of June 30,
	2025	2024
Copyright licenses	1,987,716	$1,959,379
Total	1,987,716	1,959,379
Less: accumulated amortization	(911,036)	(898,049)
Less: impairment for production copyright	(1,076,680)	(1,061,330)
Intangible asset, net	-	$-

Copyright Licenses of Move it

Currently, the MOVE IT project is losing money, and the carrying value of the amortizable intangible asset could not be recoverable due to the poor financial performance, including declining customer numbers. As of June 30, 2025, the production copyright was fully impaired.

For the fiscal years ended June 30, 2025, 2024, and 2023, amortization expense amounted to $nil, $8,074, and $915,155, respectively.

10.	GOODWILL

As of June 30, 2025 and 2024, goodwill consisted of the following:

	As of June 30,
	2025	2024
Goodwill on acquisition of Hand in Hand	2,042,611	$-
Total	2,042,611	-
Less: impairment	-	-
Goodwill	2,042,611	$-

On February 10, 2025, the Company acquired 99% of Xiamen Hand in Hand Network Technology Co., Ltd. (“Hand in Hand”), a company incorporated in China and principally engaged in Online and offline advertising marketing and exhibitions. Pursuant to the acquisition agreement, the Company issue to Ling Yang, former shareholder of Hand in Hand, 2,000,000 Class A ordinary shares of the Company with an aggregate value of $2,000,000. As a result of the transaction, the Company obtained control over Hand in Hand and accounted for the acquisition as a business combination under ASC 805, Business Combinations.

Following table illustrates the FV of the assets and liabilities of Hand in Hand as of the acquisition date and the goodwill on acquisition:

	As of acquisition date
Fair value of identical assets and liabilities as of acquisition date	$
Cash		757
Receivables		8,392
Payables		(6,881)
Net assets at acquisition		2,268
less:
Foreign currency exchange loss		(24,677)
Less:
Non-controlling interest		(20,202)
Total consideration paid for acquisition		(2,000,000)

Goodwill		$2,042,611

11.	OTHER NON-CURRENT ASSETS

	As of June 30,
	2025	2024
Equity investment (1)	35,242	54,289
Prepayment of brand authorization (2)	4,460,000	4,600,000
Prepaid consulting fees or other expenses	-	16,430
Security deposit (3)	561,184	-
Other long-term receivables (4)	195,478	195,477
Total	5,251,904	$4,866,196
Impairment	(4,460,000)	(4,600,000)
Other non-current assets, net	791,904	266,196

(1)	The equity investment as of June 30, 2025 represented the equity investment in Junpu Jiyuan of $26,715 and Xiamen Hualiu Boying Film & Media Co., Ltd of $8,527. The equity investment as of June 30, 2024 represented the equity investment in Junpu Jiyuan of $26,650 and Xiamen Hualiu Boying Film & Media Co., Ltd of $27,639.

(2)	Prepayment for brand authorization represents the payment to Wanyee Trading Company Limited and LiheTrading Limited for negotiating with the brand owner of “Stussy” and “fear of god” for acting as an agent for these brands in mainland China. As the recoverability of the prepayment is doubtful, the Company made full impairment against the cost. During the year ended June 30, 2025, $140,000 prepayment of brand authorization was received and the impairment was reversed at the same amount.

(3)	Security deposits represent the deposits paid to leasors to ensure the proper performance of the lease agreements.

(4)	Other long-term receivables represent the prepayment of an investment into a Singapore Concert.

12.	ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2025 and 2024, accrued liabilities and other payables consisted of the following:

	As of June 30,
	2025	2024
Payroll payables	117,577	$51,180
Other payables – third parties	1,330,330	139,300
Accrued liabilities and other payables – third parties	1,447,907	$190,480

Other payables – related parties	12,682	$1,390,515

13.	TAXES PAYABLE

As of June 30, 2025 and 2024, taxes payable consisted of the following:

	As of June 30,
	2025	2024
Corporate income tax	3,613,389	$3,412,916
VAT	912,056	702,401
Related surcharges on VAT payable	1,839	58
IIT	948	174
Other tax	3,482	1,972
Taxes payable	4,531,714	$4,117,521

14.	BANK LOANS

Bank loans represent the amounts due to various banks. As of June 30, 2025 and 2024, short-term and long-term bank loans consisted of the following:

a)	Summary of short-term bank loans and current portion of long-term loans are as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2025	2024
Short-term loans:
ICBC (4)	3.35%	August 26, 2025	628,176
ICBC (4)	3.45%	August 30, 2024		688,023
Xiamen International Bank (1)	4.50%	September 30, 2025	716,120
Xiamen International Bank (1)	4.50%	October 8, 2024		784,346
Bank of Communication(5)	3.65%	September 9, 2025	418,784
Industrial Bank Co., Ltd. (1)	4.60%	December 26, 2024		1,100,837
Industrial Bank Co., Ltd. (1)	4.20%	December 11, 2025	1,116,757
Xiamen Bank (1)	3.50%	June 16, 2025		550,418
Xiamen Bank (3)	3.00%	June 6, 2026	697,973
Bank of China Ltd. (2)	4.05%	May 16, 2025		853,148
Xiamen Rural Bank (6)	3.60%	May 16, 2026	628,176
Xiamen International Bank (1)	4.50%	February 28, 2025		275,210
Xiamen International Bank (1)	4.50%	February 27, 2026	251,270
				-
ICBC	1.18%	December 24, 2025	41,879	-
ICBC	1.13%	December 25, 2025	279,189	-
Subtotal			4,778,324	4,251,982
Long-term loans-current portion:
Bank of China Ltd.(2）	4.35%	May 5, 2027	33,503	33,026
Bank of China Ltd. (2)	4.35%	December 3, 2026	195,432	192,646
Bank of China Ltd. (2）	4.35%	December 31, 2026	192,641	189,894
Bank of China Ltd.(2）	3.90%	May 20, 2028	184,265	-
Bank of China Ltd.(2）	4.00%	January 2, 2028	125,635	-
Total			731,476	$415,566

b)	Summary of long-term bank loans is as follows:

	Annual Interest		As of June 30,
	Rate	Maturities	2025	2024
Long-term loans:
Bank of China Ltd. (2)	4.35%	May 5, 2027	100,508	132,100
Bank of China Ltd. (2)	3.90%	May 20, 2028	737,059
Bank of China Ltd. (2)	4.35%	December 31, 2026	529,762	712,104
Bank of China Ltd. (2)	4.00%	January 2, 2028	471,132
Bank of China Ltd. (2)	4.35%	December 3, 2026	488,581	674,263
Total			2,327,042	$1,518,467

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2025 and 2024 was3.42 % and 4.14%, respectively. The effective interest rate for bank loans was approximately 3.87%, 4.26%, and 4.60% for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. For the fiscal years ended June 30, 2025, 2024, and 2023, interest expenses related to bank loans amounted to $266,378, $241,604, and $226,296, respectively.

(1)	Loans from Xiamen Bank, Industrial Bank Co., Ltd. and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	Loans from Bank of China were jointly guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and Pop Culture, and further pledged by a property of Guangzhou Shuzhi.

(3)	The loan was guaranteed by Mr. Zhuoqin Huang.

(4)	The loan was guaranteed by Pop Culture and Guangzhou Financing Re-guarantee Co., LTD.

(5)	The loan from Bank of Communications was secured by a credit guarantee.

(6)	The loan from Xiamen Rural Bank was guaranteed by Mr. Zhuoqin Huang and his spouse, and was pledged a property of Yi Caishen.

As of June 30, 2025, the Company’s future long-term loan obligations according to the terms of the loan agreement were as follows:

USD
Within 1 year	731,476
1-2 year	1,428,751
2-3 year	898,291
Total	3,058,518

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of Related Party	Relationship to Us
Zhuoqin Huang	Chairman of the board of the Company
Shenzhen HipHopJust Information Technology Co., Ltd.	Minority shareholder of Shenzhen JamBox
Weiyi Lin	Director of the Company
Lei Wang	Director of Pupu Sibo
Wanquan Yi	Minority shareholder of Shenzhen JamBox
Shenzhen JamBox	A company where the Company holds minority interest
Xiamen Hualiu Boying Film & Media Co., Ltd. (“Hualiu Boying”).	A company where the Company holds minority interest
Xiamen Pupu Investment	A company controlled by Zhuoqin Huang
Xinchengxin (Xiamen) Property Management Co., Ltd.	A company’s Director is Henda Gao
Xiamen Wandefu Trading Co., Ltd.	A company’s Director is Henda Gao
Henda Gao	Chief representative of a subsidiary of the Company
Wenjuan Qiu	Vice President of the Company
Jiaming Wu	Minority shareholder of Xiamen Pupu Investment
Xiamen Pengqian Culture Communication Co., Ltd.	A company controlled by Weiyi Lin
Xiamen Roppongi Culture Media Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
Digital Intelligence (Guangzhou) Era Culture Development Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
Zhuhai Hengqin Aosi Culture Communication Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
AOSI Production Co Ltd	A subsidiary of a company where Liya Wei holds a minority interest
Liya Wei	Wife of the Chairman of the board of the Company

As of June 30, 2025 and 2024, due from related parties consisted of the following:

		As of June 30,
		2025	2024
Lei Wang	Receivable on disposal of a subsidiary	-	$11,903
Wanquan Yi	Receivable on disposal of a subsidiary	-	247,688
Shenzhen JamBox	Outstanding balance on date of disposal of this subsidiary and further loan to this company	-	389,559
Total		-	649,150
Allowance for credit loss		-	-
Due from related parties, net		-	$649,150

Due from related parties of Lei Wang, Wanqun Yi, and Shenzhen JamBox have been settled in amount of $11,903, $247,688, and $389,559, respectively, by June 30, 2025.

As of June 30, 2025 and 2024, accounts receivable, net - related parties consisted of the following:

		As of June 30,
		2025	2024
Shenzhen JamBox	Outstanding balance for sales and on date of disposal of this subsidiary, respectively	$214,557	$2,121,725
Hualiu Boying		-	8,373
Xiamen Pupu Investment		-	165
Total		214,557	2,130,263
Allowance for credit loss		(44,503)	(1,513)
Accounts receivable, net-related parties		$170,054	$2,128,750

As of June 30, 2025 and 2024, Operating lease income receivable - related parties consisted of the following:

		As of June 30,
		2025	2024
Xinchengxin (Xiamen) Property Management Co., Ltd.	Operating lease income receivable	92,587	-
Total		92,587	$-

As of June 30, 2025 and 2024, Deferred operating lease income receivable - related parties consisted of the following:

		As of June 30,
		2025	2024
Xinchengxin (Xiamen) Property Management Co., Ltd.	Deferred operating lease income receivable, current portion	1,012,131	-
Xinchengxin (Xiamen) Property Management Co., Ltd.	Deferred operating lease income receivable, non-current portion	1,060,756	-
Total		2,072,887	$-

As of June 30, 2025 and 2024, advance to suppliers - related parties consisted of the following:

		As of June 30,
		2025	2024
Xiamen Liubengmu Culture Media Co., Ltd.	Advance payment for service fee	446,703	-

Xiamen Hualiu Boying Video Media Co., Ltd.	Advance payment for service fee	8,376	-
Total		455,079	$-

As of June 30, 2025 and 2024, Prepaid expenses and other current assets - related parties consisted of the following:

		As of June 30,
		2025	2024
Lei Wang	Employees’ advance for business purpose	113	-
Wenjuan Qiu	Employees’ advance for business purpose	955	-
Total		1,068	$-

As of June 30, 2025 and 2024, accounts payable - related parties consisted of the following:

		As of June 30,
		2025	2024
Xiamen Pupu Investment	Purchase service payable	105,395	-
AOSI PRODUCTION CO LTD	Purchase service payable	52,249	-
Total		157,644	$-

As of June 30, 2025 and 2024, contract liability - related parties consisted of the following:

		As of June 30,
		2025	2024
Xiamen Pupu Investment	Prepayment from the company for the service provided to	-	2,906,209
Total		-	$2,906,209

Contract liability of Xiamen Pupu Investment were partially settled by services rendered from the Company. As of June 30, 2025, contract liability was $nil.

As of June 30, 2025 and 2024, accrued liabilities and other payables - related parties consisted of the following:

		As of June 30,
		2025	2024
Xiamen Pupu Investment	Outstanding balance on date of disposal of this subsidiary	-	1,390,515
Wenjuan Qiu		1,755	-
Jiaming Wu		7,399	-
Weiyi Lin		3,528	-
Total		12,682	$1,390,515

Other payable of Xiamen Pupu Investment were fully settled by November 14, 2024.

As of June 30, 2025 and 2024, due to related parties consisted of the following:

	As of June 30,
	2025	2024
Henda Gao	150,250	-
Xiamen Wandefu Trading Co., Ltd.	2,373	-
Xinchengxin (Xiamen) Property Management Co., Ltd.	32,439	-
Total	185,062	$-

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

Related party transaction during the fiscal year ended June 30, 2025:

The company recognized RMB14,150.94 or $1,961.51 of digital entertainment sales to Xiamen Pengqian Culture Communication Co., Ltd.

The company recognized RMB 3,497,169.82 or $484,755.25 of digital entertainment sales to Shenzhen Jambox.

The company recognized RMB 18,867,924.53 or $2,615,350.70 from live entertainment sales to Xiamen Pupu Investment.

The company provided short video services to Xiamen Hualiu Boying Video Media Co. Ltd. in the amount of RMB175,802.76 or $24,368.65.

The company recognized sponsorship revenue from the concert of Xiamen Roppongi Culture Media Co., Ltd. in the amounted of RMB 4,716,981.13 or $653,837.67.

The company recognized rental income of RMB 16,387,317.50 or $ 2,271,504.86 from Xinchengxin (Xiamen) Property Management Co., Ltd.

The company purchased from Digital Intelligence (Guangzhou) Era Culture Development Co., Ltd. was RMB 735,849.05 or $101,998.68.

The company purchased from Xiamen Roppongi Culture Media Co., Ltd. was RMB70,483,490.62 or $9,769,969.45.

The company purchased from Zhuhai Hengqin Aosi Culture Communication Co., Ltd. was RMB4,056,603.78 or $562,300.40

The company purchased from AOSI Production Co Ltd was $ 64,248.65.

The company loaned to Shenzhen Jambox RMB390,600 ($54,142.47), and Shenzhen Jambox repaid to the company RMB 3,221,600 ($ 446,557.53).

The company received RMB 86,499.9 ($11,990.06) from Lei Wang for the equity transfer.

The company loaned to Xiamen Hualiu Boying Video Media Co. Ltd RMB 290,000($40,197.94), and Xiamen Hualiu Boying Video Media Co. Ltd repaid to the company RMB290,000($40,197.94).

The company borrowed RMB 310,000 ($42,970.21) from Xiamen Pupu Investment Co., Ltd., and repaid the loan of RMB 310,000 ($ 42,970.21)

The company received RMB 1,800,000 ($249,504.46) from Wanquan Yi for the disposal of a subsidiary.

The company borrowed RMB 17,000 ($2,356.43) from Xiamen Wandefu Trading Co., Ltd.

The company borrowed RMB 1,076,331.36 ($149,194.15) from Hengda Gao.

The company borrowed RMB 50,232,380 ($6,962,890.37) from Xinchengxin (Xiamen) Property Management Co., Ltd., and repaid RMB 50,000,000 ($6,930,679.35) of the loan.

Loan guarantees for the Company provided by Mr. Huang, the Chairman of the Company, and his spouse, please refer to “Note 13—Bank Loans.”

16.	INCOME TAXES

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

According to Taxation 2023 No. 6, which was effective from January 1, 2023 to December 31, 2024, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB3 million. In accordance with Taxation 2023 No. 12, the preference tax policy as stipulated in Taxation 2023 No. 6 will be extended to December 31, 2027. During the fiscal year ended June 30, 2025, except for Pop Culture, Heliheng, and Guangzhou Shuzhi, other WOFE, VIE, and VIE subsidiaries were qualified as small-scale and low-profit enterprises.

i)	The components of the income tax provision were as follows:

	For the fiscal years ended June 30,
	2025	2024	2023
Current income tax provision	323,294	$124,419	$218,962
Deferred income tax expense(benefit)	-	-	455,602
Total	323,294	$124,419	$674,564

The following table reconciles the statutory rate to the Company’s effective tax rate for the fiscal years ended June 30, 2025, 2024, and 2023:

	For the fiscal years ended June 30,
	2025	2024	2023
China Statutory income tax rate	25.00%	25.00%	25.00%
Temporary difference	-	-	(4.76)%
Permanent difference	(0.07)%	5.01%	(0.01)%
Effect of different tax jurisdiction	(0.87)%	(12.55)%	(10.10)%
Effect of favorable tax rates on small-scale and low-profit entities	(2.22)%	(1.20)%	0.41%
Change in valuation allowance	(26.75)%	(17.26)%	(13.28)%
Effective tax rate	(4.91)%	(1.00)%	(2.74)%

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of June 30, 2025 and 2024 was as follows:

	As of June 30,
	2025	2024
Deferred tax assets:
Net operating loss carry forwards	2,810,276	$2,913,175
Allowance for credit loss	5,191,055	3,219,545
Total deferred tax assets	8,001,331	6,132,720
Valuation allowance	(8,001,331)	(6,132,720)
Total deferred tax assets, net	-	$-

17.	LEASE

Operating leases as lessor

The Company has entered into lease agreement with a customer for rental of apartments. The leases are fixed payment and the lease terms are 19 years. The Company recognized the lease payments as revenue in profit or loss over the lease term on a straight-line basis as below:

	For the fiscal years ended June 30,
	2025	2024	2023
Operating lease income	$2,271,505	$-	$-

The operating lease term is 19 years. As of June 30, 2025 and 2024, undiscounted cash flows of our operating lease receivables from customers for the next five years and thereafter were as follows:

	As of June 30,
	2025	2024
Less than 1 year	1,012,131	$-
1-2 years	2,760,356	-
2-3 years	3,787,822	-
3-4 years	3,864,498	-
4-5 year	3,864,498	-
Thereafter	59,005,792	-
Total	74,295,097	$-

Operating leases as lessee

Supplemental balance sheet information related to the operating lease was as follows:

	As of June 30,	As of June 30,
	2025	2024
Right-of-use assets	$42,253,187	$35,273

Lease payments accrued *	939,059	-

Operating lease liabilities - current	$27,844	$45,269
Operating lease liabilities - non-current	44,982,694	-
Total operating lease liabilities	$45,010,538	$45,269

*	Lease payments accrued represent the amount of the discounted lease liability less than the non-current lease liability, which resulted from the significant discount of lease payment during the first year (around 90% of third or fourth year).

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2025 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	18.40
Weighted average discount rate	4.64%

During the fiscal years ended June 30, 2025, 2024, and 2023, the Company incurred total operating lease expenses of $2,103,636, $50,881, and $120,261, respectively. During the year ended June 30, 2025, $2,065,129 was recorded in cost of revenue and remaining was recorded in general and administrative expenses.

As of June 30, 2025, the future minimum rent payable under the non-cancelable operating lease for fiscal years ended June 30 were:

2026	$1,117,330
2027	2,873,920
2028	3,471,357
2029	3,513,180
2030	3,513,180
Thereafter	53,060,177
Total lease payments	67,549,144
Less: imputed interest	(23,477,665)
Add: lease payments accrued	939,059
Present value of lease liabilities	$45,010,538

18.	ORDINARY SHARES

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

On July 11, 2024, the Company issued an aggregate of 1,000,000 Class A ordinary shares, at price $1.1 per share, with an aggregate value of $1,100,000, to Shaorong Zheng as 98% of the total consideration of acquiring Yi Caishen,  a limited liability company incorporated in China.

On August 23, 2024, the Company closed the Private Placement pursuant to certain subscription agreements dated August 6, 2024 with the Subscribers. The Company issued and sold an aggregate of 10,000,000 Class A ordinary shares, par value $0.01 per share, to the Subscribers at a price of $1.00 per share and received gross proceeds of $10 million.

On February 21, 2025, the Company issued 2,000,000 Class A ordinary shares of the Company with an aggregate value of $2,000,000 to acquired 99% of Xiamen Hand in Hand Network Technology Co., Ltd. (“Hand in Hand”).

19.	STATUTORY RESERVE

WFOE, VIE, and VIE subsidiaries, which are incorporated in PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $17,895,081 as of June 30, 2025. This statutory reserve is not distributable in the form of cash dividends.

For the fiscal years ended June 30, 2025, 2024, and 2023, the Company provided statutory reserve as follows:

Balance - June 30, 2022	$1,499,369
Appropriation to statutory reserve	37,859
Balance - June 30, 2023	1,537,228
Appropriation to statutory reserve	1,215
Balance - June 30, 2024	1,538,443
Appropriation to statutory reserve	38,069
Balance - June 30, 2025	$1,576,512

20.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of June 30, 2025 and 2024, the balance of restricted net assets was $17,115,199 and $16, 577,130, respectively.

21.	SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of June 30, 2025 through November 17, 2025, the date on which the consolidated financial statements were issued, and concluded that there are no other material reportable subsequent events except disclosed below that would have required adjustment or disclosure in the financial statements.

On July 8, 2025, the Company closed a private placement (the “Private Placement”) pursuant to certain subscription agreements dated July 8, 2025 with 10 investors (the “Subscribers”). The Company issued and sold an aggregate of 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares, to the Subscribers at a price of $0.50 per share and $0.55 per share, respectively, with total gross proceeds of $30.5 million.

In August 2025, Pop Culture Group exchanged its prepayment for purchase 10% equity interest in China Alia for shares of Smart Digital Group Limited (“SDM”). On August 21, 2025, the delivery of 877,193 SDM shares was completed.

In August 2025, a third party were going to invest into Heliheng to make Heliheng being a controlled company of the third party. In this case, Heliheng is not a controlled subsidiary of the Company and is not consolidated.

On September 10, 2025, the Company completed of a strategic investment totaling approximately $33,000,000 in Bitcoin (BTC), representing 300 BTC.

The Company held an extraordinary general meeting on August 25, 2025, where a proposal to change the dual foreign name of the Company to 华流文化集团有限公司 (the “Change of Name”) was approved. On September 8, 2025, the Cayman Islands Registrar of Companies issued a Certificate of Incorporation on Change of Name in accordance with the requirements of Companies Act (Revised) of the Cayman Islands to reflect the Change of Name.

On September 18, 2025, the Company approved a strategic investment in the crypto asset XPOP. The investment will be made through the issuance of 47,000,000 Class A ordinary shares in exchange for 47,000,000 XPOP tokens.

Pop Culture Group Co., Ltd 2025 Equity Incentive Plan (the “Plan”) became effective on September 17, 2025.

On September 25, 2025, the Company entered into securities purchase agreements (the “Purchase Agreements”) with certain institutional accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 5,000,000 Class A ordinary shares of a par value of US$0.01 each (the “Class A Ordinary Shares”) to the Investors at a purchase price of US$1.20 per share, in a registered direct offering of $6 million of its securities (the “Offering”).

On October 9, 2025, Xiamen Pupu Culture Co., Ltd., Guangzhou Shuzhi Culture Communication Co., Ltd., and Heliheng Culture Co., Ltd., as transferors, entered into a Non-Performing Accounts Receivable Asset Disposal Agreement with Nan’an Zhiying Microfinance Co., Ltd., the transferee. It was agreed that the three transferors would sell their non-performing accounts receivable assets with a book original value of RMB 56,804,061.37 as of June 30, 2025, to the transferee at a price of RMB 35 million. As of October 15, 2025, the proceeds had been received.

Guangzhou Shuzhi, a subsidiary of the Company, obtained a short-term bank loan of RMB 4.5 million from Industrial and Commercial Bank of China, with a loan term from August 19, 2025 to August 18, 2026. The loan is unsecured with an annual interest rate of 3%.

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

As of June 30, 2025, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of June 30,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	1,356,601	$10,711
Digital assets, net	-	140,586
Prepaid expenses and other current assets	2,457,913	4,409,914
Due from subsidiaries and the VIE	8,117,149	4,408,299
Assets held for sale	9,999,600	-
TOTAL CURRENT ASSETS	21,931,263	8,969,510
Other non-current assets	-	-
(Deficits) Investments in subsidiaries, consolidated VIE, and VIE’s subsidiaries	(266,366)	6,372,217
TOTAL ASSETS	21,664,897	15,341,727

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other Payable	83,271	$32,795
TOTAL CURRENT LIABILITIES	83,271	$32,795
TOTAL LIABILITIES	83,271	32,795

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 264,400,000 Class A ordinary shares authorized; 16,362,733 and 3,362,733 Class A ordinary shares issued and outstanding as of June 30, 2025 and 2024, respectively; 30,600,000 Class B ordinary shares authorized, 576,308 Class B ordinary shares issued and outstanding as of June 30, 2025 and 2024, 1,000,000 Class C ordinary shares authorized, nil Class C shares issued and outstanding as of June 30, 2025 and 2024)*	169,390	39,390
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	55,369,555	42,459,143
Retained earnings	(32,356,441)	(25,468,546)
Accumulated other comprehensive (loss) income	(1,585,437)	(1,705,614)
TOTAL SHAREHOLDERS’ EQUITY	21,581,626	15,308,932
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,664,897	$15,341,727

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023

Condensed Statements of Operations and Comprehensive Income (Loss)

	For the fiscal years ended June 30,
	2025	2024	2023
Revenue	$2,229,471	$150,000	$257,169
Cost of Revenue	1,846,249	139,414	150,000
Gross profit	383,222	$10,586	107,169

Selling expenses	-	-	125,000
General and administrative expenses	517,743	$6,289,253	$1,128,970
Financial expenses (income), net	(280)	(1,626)	(1,452)
Research and development expenses	-	-	8,671,107
Loss from operation	(134,241)	(6,277,041)	(9,816,456)
Other loss	5,106	(69)	(114,097)
Share of (loss) income of subsidiaries, consolidated VIE, and VIE’s subsidiaries	(6,758,760)	(6,130,017)	(14,399,862)

(Loss) Income before income tax expenses	(6,887,895)	(12,407,127)	(24,330,415)
Income tax expenses	-	-	-
Net (loss) income	(6,887,895)	$(12,407,127)	$(24,330,415)
Other Comprehensive income (loss)		-
Foreign currency translation adjustment	120,177	(60,742)	(1,713,891)
Total comprehensive loss	$(6,767,718)	$(12,467,869)	$(26,044,306)

Condensed Statements of Cash Flows

	For the fiscal years ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,887,895)	$(12,407,127)	$(24,330,415)
Depreciation and amortization	-	-	696,000
Impairment	586	5,200,000	-
Equity loss of subsidiaries	6,758,760	6,130,017	14,399,862
Other current assets	2,092,587	(370,674)	70,245
Other payable	(608,850)	(1,800,897)	(58,565)
Due from subsidiaries and the VIE	50,476	1,196	(2,607,402)
Other non-current assets	(586)	(137,034)	8,440,200
Net cash provided by (used) in operating activities	$1,405,078	$(3,384,519)	$(3,390,075)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	(9,999,600)	-	-
Purchase of intangible assets	-	-	-
Advance paid for agent license	-	-	(4,600,000)
Net cash used in investing activities	(9,999,600)	-	(4,600,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	10,000,000	4,290,000	-
Payment for deferred offering costs	(59,588)	(1,989,777)	-
Net cash provided by financing activities	9,940,412	2,300,223	-

Effect of exchange rate changes	-	-	-

Net increase (decrease) increase in cash	1,345,890	(1,084,296)	(7,990,075)
Cash at beginning of year	10,711	1,095,007	9,085,082
Cash at end of year	$1,356,601	$10,711	$1,095,007

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Non-cash investing and financing activities:
Shares issued for acquisition of subsidiaries	$3,100,000	$-	$-